

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

13 September 2005 ***Via Courier***

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., R
Office of International Co
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 August 2005 till 31 August 2005, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233512 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

Encs.

S:\Sec\ADR\2005\Ltr\August.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Striking-off of dormant indirect wholly-owned subsidiaries"	1 August 2005	SGX-ST Listing Manual
Announcements by Australand Property Group – (1) Australand to raise $250 million – Issue of Hybrid Securities; and (2) Assets product disclosure statement"	2 August 2005	For Public Relations Purposes
Announcements by Australand Property Group – (1) Australand announces a $20 million CMBS Tap Issue; and (2) Standard & Poor's presale report on $20 million CMBS 'tap issue'	3 August 2005	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Payment of Management Fee by Way of Issue of Units in CapitaMall Trust"	3 August 2005	For Public Relations Purposes
Announcements by CapitaLand Limited – (1) Announcement - "2005 Second Quarter Financial Statements Announcement" (2) News release - "CapitaLand's profit jumps 79% to S$214 million for 1H2005" (3) Presentation slides - "CapitaLand Group half year 2005 results" (4) Announcement - "Establishment of indirect wholly-owned subsidiary, Hampshire Holdings Pte. Ltd." (5) Announcement - "Establishment of indirect wholly-owned subsidiary, CapitaLand Retail BJ1 (M) Limited"	5 August 2005	SGX-ST Listing Manual
Announcements by Australand Property Group – (1) Australand Property Group prices its $20 million CMBS "Tap Issue"; and (2) Australand Assets Offer increased to $275 million"	10 August 2005	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Change of Company Secretary"	12 August 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Percentage of CapitaLand's shares held in public hands"	15 August 2005	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Establishment of Indirect Wholly-Owned Subsidiary, CapitaRetail China Developments (B) Pte. Ltd."	15 August 2005	SGX-ST Listing Manual
Announcement by Australand Property Group – "Australand Confirms Successful Bid for Coles Myer Distribution Centre"	17 August 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of Indirect Wholly-Owned Subsidiary, CapitaRetail China Investments (B) Pte. Ltd."	19 August 2005	SGX-ST Listing Manual
Announcements by Australand Property Group – (1) Half Year Report to 30 June 2005; (2) Australand Receives Court Order for Scheme Meetings; and (3) Australand Property Group Explanatory Memorandum	18 August 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Notice of Extraordinary General Meeting"	19 August 2005	For Public Relations Purposes
News release by CapitaLand Limited – "OKS Capital joins CapitaLand as strategic partner for Tanjong Rhu site"	26 August 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries"	31 August 2005	SGX-ST Listing Manual





CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARIES

CapitaLand Limited ("CapitaLand") wishes to announce that the following dormant indirect wholly-owned subsidiaries of CapitaLand have, upon their respective applications and as subsequently notified in the Government Gazette notification dated 29 July 2005, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap 50, with effect from 8 July 2005:-

Cuppage Terrace Pte Ltd
Tagore Properties Pte Ltd

The above striking-off of CapitaLand's subsidiaries does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2005.

By Order of the Board

Rose Kong
Company Secretary
1 August 2005

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Miscellaneous	82 - 4507
* Asterisks denote mandatory information	

Name of Announcer *	AUSTRALAND PROPERTY GROUP
Company Registration No.	ABN 90 105 462 137
Announcement submitted on behalf of	AUSTRALAND PROPERTY GROUP
Announcement is submitted with respect to *	AUSTRALAND PROPERTY GROUP
Announcement is submitted by *	Phil Mackey
Designation *	Company Secretary
Date & Time of Broadcast	02-Aug-2005 07:29:13
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	AUSTRALAND TO RAISE $250 MILLION - ISSUE OF HYBRID SECURITIES
Description	
Attachments:	ASXannouncement2Aug05issueofASSETS.pdf Total size = **43K** (2048K size limit recommended)

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AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

2 August 2005

AUSTRALAND TO RAISE UP TO $250 MILLION THROUGH THE ISSUE OF HYBRID SECURITIES CALLED "ASSETS"

Australand Property Group today announced that it proposes to issue two million **A**ustraland **S**ubordinated **S**tep-up **E**xchangeable **T**rust **S**ecurities (**ASSETS**) at an issue price of $100 per ASSETS, to raise approximately $200 million, with the ability to accept over subscriptions of up to $50 million.

Use of Proceeds

ASSETS are partly paid, with $65 per ASSET due on application and $35 per ASSET due and payable on 31 March 2006 (subject to a one-off extension by the issuer for a period of up to six months). The net proceeds of the offer will be applied as follows:

- the first instalment of $65 per ASSET will in part fund the merger of Australand Wholesale Property Trust No. 4 (AWPT4) and Australand Wholesale Property Trust No. 5 (AWPT5) with Australand Property Group (Merger Proposal). The Merger Proposal is subject to securityholder approvals, at meetings to be held in September 2005; and
- the final instalment of $35 per ASSET is intended to acquire interest in further investment properties, with any surplus funding to be used to reduce debt.

If the Merger Proposal is not completed, the net proceeds of the issue of ASSETS will be used initially to reduce Group debt and fund the acquisition of further investment properties as opportunities arise.

Commenting on the ASSETS offer, Australand Property Group's Managing Director, Mr Brendan Crotty, said, "We believe the issue of ASSETS is an attractive equity funding initiative for the Group. The proceeds of the issue of ASSETS are intended to be applied to the growth of our investment property portfolio, through the proposed merger of AWPT4 and AWPT5 with Australand Property Group and acquisition of further investment properties as opportunities arise. The Merger Proposal is an important step in the achievement of our major strategic objective of increasing the level of recurrent investment property income to 65% of total Group earnings in the medium term. The issue of ASSETS will also further diversify and expand our investor base," Mr. Crotty said.

Benefits to Australand Property Group stapled securityholders

The key benefits to Australand Property Group stapled securityholders include:

- competitive cost of equity funding relative to cost of ordinary equity;
- diversification of funding sources and expansion of Australand Property Group's investor base;
- the partly paid structure closely matches the timing of Australand Property Group's capital requirements;
- Exchange of ASSETS into Australand Property Group stapled securities is controlled by Australand Property Group;
- should the Merger Proposal proceed, significant scale is added to Australand Property Group's investment property portfolio, whilst conservative gearing is maintained; and
- if the Merger Proposal is not completed, Australand Property Group's gearing will reduce significantly, providing future funding flexibility, which will be applied to the acquisition of further investment properties as opportunities arise.

AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696)
AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137) (AFS LICENCE NO. 231130) AS THE RESPONSIBLE ENTITY OF
AUSTRALAND PROPERTY TRUST (ARSN 106 680 424)
LEVEL 3, 1C HOMEBUSH BAY DRIVE, RHODES NSW 2138

Summary terms of ASSETS

The summary terms of the ASSETS offer are as follows:

- $100 issue price;
- partly paid - $65 per ASSETS payable on application with final instalment of $35 per ASSETS payable on 31 March 2006 (subject to a one-off extension by the issuer of up to 6 months);
- quarterly, floating rate, non-cumulative distributions;
- distribution rate equal to the 3 month bank bill rate plus a margin, which is determined by a bookbuild;
- guaranteed on an unsecured and subordinated basis by Australand Property Group listed entities (joint and several);
- at the election of Australand Property Group, a re-marketing process at the end of Year 3 (being an opportunity for ASSETS holders to indicate the margin at which they are prepared to continue to hold ASSETS);
- step-up by 2.50% if the re-marketing process is unsuccessful;
- redeemable or exchangeable at step-up date or usual trigger events. Limited redemption rights given to ASSETS holders; and
- anticipated preferential allocation to Australand Property Group Stapled Securityholders in the event of excess demand.

ASSETS will be issued by Australand Property Limited as the responsible entity of Australand ASSETS Trust pursuant to application forms accompanying the offer document. All investors should consider the offer document in deciding whether to acquire ASSETS. The offer document was lodged with ASIC today and a copy is available on Australand's website at www.australand.com.au. An application will now be made for quotation of ASSETS on ASX.

UBS AG, Australia Branch and Macquaire Equity Capital Markets Limited have been appointed as joint lead managers to the offer.

Time Table

The indicative timetable is as follows:

Offer document lodged with ASIC	2 August 2005
Bookbuild	8 - 9 August 2005
Margin announced	10 August 2005
Supplementary offer document lodged with ASIC	10 August 2005
Opening date broker firm offer and general offer	11 August 2005
General offer closing date	9 September 2005
Broker firm offer closing date	14 September 2005
Institutional settlement date	15 September 2005
Issue date	16 September 2005
ASSETS begin trading on ASX (deferred settlement basis)	19 September 2005
Holding Statements dispatched	19 - 22 September 2005
ASSETS begin trading on ASX (normal settlement basis)	23 September 2005

These dates are indicative only and are subject to change.

For further information, please contact:

Brendan Crotty
Managing Director
Tel: +61 2 9767 2002
Email: bcrotty@australand.com.au

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email dcraig@australand.com.au

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	AUSTRALAND PROPERTY GROUP
Company Registration No.	ABN 90 105 462 137
Announcement submitted on behalf of	AUSTRALAND PROPERTY GROUP
Announcement is submitted with respect to *	AUSTRALAND PROPERTY GROUP
Announcement is submitted by *	Phil Mackey
Designation *	Company Secretary
Date & Time of Broadcast	02-Aug-2005 08:30:33
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Assets Product Disclosure Statement
Description	
Attachments:	ASXannouncement2Aug05ASSETSPDS.pdf Total size = **2160K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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82 - 4507



AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

2 August 2005

PRODUCT DISCLOSURE STATEMENT
AUSTRALAND SUBORDINATED STEP-UP EXCHANGEABLE TRUST SECURITIES ("ASSETS")

The attached Product Disclosure Statement issued in connection with an offer of Australand Subordinated Step-up Exchangeable Trust Securities (ASSETS) has been lodged today with the Australian Securities and Investments Commission.

A copy may be located on the Company's website at: www.australand.com.au.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email: dcraig@australand.com.au

82 - 4507

AUSTRALAND

AUSTRALAND SUBORDINATED STEP-UP EXCHANGEABLE TRUST SECURITIES


ASSETS

Product Disclosure Statement

For the Issue of Australand Subordinated Step-up Exchangeable Trust Securities (ASSETS) at an Issue Price of $100 each, payable to $65 on application, to raise up to $200 million with the ability to accept oversubscriptions for up to $50 million

Issuer
Australand Property Limited
(ABN 90 105 462 137, AFSL 231130), as the responsible entity of Australand ASSETS Trust
(ARSN 115 338 513)

Joint Lead Managers and Bookrunners
Macquarie Equity Capital Markets Limited
(ABN 60 001 374 572)
UBS AG, Australia Branch


UBS

Important information

ASSETS

ASSETS are Australand Subordinated Step-up Exchangeable Trust Securities [illegible] Australand [illegible] Limited [illegible] ASSETS [illegible] Australand [illegible] Australand Property Group Stapled Securities.

Offer Document

This Offer Document is a product disclosure statement, issued by Australand Property Limited, as responsible entity of Australand ASSETS Trust, for the issue of ASSETS.

This Offer Document contains an invitation to subscribe for up to 2,500,000 ASSETS at an Issue Price of $100 each, payable to $65 on Application. This Offer Document is dated 2 August 2005. A copy of this Offer Document was lodged with ASIC on that date. Neither ASIC nor ASX take responsibility for the contents of this Offer Document. The fact that ASX may admit ASSETS to its official list is not to be taken in any way as an indication of the merits of ASSETS, Australand ASSETS Trust or the Issuer.

Offer Document availability

This Offer Document will be made generally available from 10 August 2005 until the Broker Firm Offer Closing Date. You can obtain a copy electronically on Australand Property Group's website at www.australand.com.au. You can obtain a printed copy of this Offer Document free of charge during the Offer Period by calling the **Australand infoline** on 1800 452 138 (Monday to Friday 8.30am to 5.30pm). Application Forms will be available during the Offer Period with printed copies of this Offer Document. There is no facility for Applications to be submitted electronically except where provided by a co-manager or Participating Broker.

Applications

You may only make an Application for ASSETS as described in this Offer Document during the Offer Period and only on the Application Forms accompanying this Offer Document. If you have received this Offer Document electronically and would like a paper copy free of charge, please contact the **Australand infoline** on 1800 452 138 (Monday to Friday 8.30am to 5.30pm).

Applications will not be accepted by the Issuer prior to the opening of the Offer Period and, in any case, until after the expiration of the Exposure Period. The Exposure Period would generally run for seven days after lodgement of this Offer Document with ASIC. However, ASIC may extend the Exposure Period by up to a further seven days. No preference will be conferred on persons who lodge Applications before the expiry of the Exposure Period.

Applicants should read this Offer Document in its entirety before deciding whether to participate in the Offer. If after reading this Offer Document, you have any questions about the Offer, you should contact

Cooling-off

There is no cooling-off period for investors in ASSETS. Once you have [illegible] the Application Form, you are not [illegible]. However, you can sell your ASSETS [illegible] ASX [illegible] ASSETS are [illegible] quoted [illegible] in Australand Property Group Stapled Securities on Exchange.

Foreign jurisdictions

The distribution of this Offer Document in jurisdictions outside Australia may be restricted by law and therefore persons who come into possession of this Offer Document should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Offer Document does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation in any place outside Australia. No action has been taken to register or qualify ASSETS or the Offer or otherwise to permit a public offering of ASSETS in any jurisdiction outside Australia.

This Offer Document has not been registered with the Monetary Authority of Singapore. Accordingly, this Offer Document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ASSETS shall not be circulated or distributed, and ASSETS shall not be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public in Singapore other than:

(i) to an institutional investor specified in the Securities and Futures Act, Chapter 289 of Singapore (SFA); or

(ii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision in the SFA.

Notwithstanding the above, the Issuer and the Joint Lead Managers reserve the right to offer ASSETS under the Institutional Offer to any institutional or other sophisticated investors outside Australia, where to do so would not be in breach of the securities law requirements of the relevant jurisdiction.

Nothing in this Offer Document constitutes an offer of ASSETS to the public in New Zealand. Any person in New Zealand that subscribes for ASSETS warrants and represents that:

1. that person is a person whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invests money;
2. if that person is subscribing on behalf of any other person, that other person is a person of the nature described in 1. above; and
3. that person has no current intention of reselling ASSETS to any person

Updated information

Information relating to the Offer that is not materially adverse may change from time to time. This information may be updated and made available [illegible]. A paper copy of any of the updated information is available free of charge from the Issuer.

Defined words and expressions

Some words and expressions used in this Offer Document have defined meanings. The Glossary in Appendix B and clause 10 of the Terms in Appendix A define these words and expressions. A reference to time in this Offer Document is to Sydney time, unless otherwise stated. A reference to $ or cents is to Australian currency, unless otherwise stated.

This Offer Document contains forecasts based on best estimate assumptions. While these best estimate assumptions are considered appropriate at the time of preparing this Offer Document, you should appreciate that many factors, which may affect the results of Australand Wholesale Property Trust No.4 (AWPT4) and Australand Wholesale Property Trust No.5 (AWPT5) are outside of the control of Australand Property Group, or may not be capable of being foreseen or accurately predicted. Accordingly, actual results may vary materially from those forecast.

Disclaimer

No person is authorised to give any information or to make any representation in connection with the Offer described in this Offer Document that is not contained in this Offer Document. Any information or representation not so contained may not be relied on as having been authorised by the Issuer or Australand Property Group in connection with the Offer. Neither the Issuer nor any other person warrants the future performance of the Issuer or Australand Property Group or any return on any investment made pursuant to this Offer Document.

THIS IS NOT INVESTMENT ADVICE. YOU SHOULD SEEK YOUR OWN FINANCIAL ADVICE.

Any statement as to the suitability of ASSETS offered under this Offer Document is general only and does not take into account your particular needs, objectives, financial circumstances and investment preferences. You should read this Offer Document in its entirety before making any decision to invest in ASSETS. In particular, it is important that you consider the risk factors that could affect the financial performance of Australand ASSETS Trust, ASSETS and Australand Property Group. You should carefully consider these factors in light of your particular investment needs, objectives and financial circumstances (including financial and tax issues) and seek professional advice from your stockbroker, accountant or other professional adviser before deciding whether to invest. Some of the risk factors that should be considered by

Experts' reports

This Offer Document includes an Investigating Accountant's report from PricewaterhouseCoopers Securities Ltd and a taxation report from Greenwoods & Freehills Pty Limited. PricewaterhouseCoopers Securities Ltd and Greenwoods & Freehills Pty Limited have consented to the inclusion of their respective reports and are accordingly liable for the content of their respective reports.

Privacy

The Application Forms accompanying this Offer Document require you to provide information that may be personal information for the purposes of the Privacy Act 1988 (Cth), as amended. The Issuer (and the Registry on its behalf) collect, hold and use that personal information in order to assess your application, service your needs as an investor, provide facilities and services that you request and administer Australand ASSETS Trust. The information may also be used from time to time to inform you about other Australand Property Group products or services which Australand Property Group considers may be of interest to you. If you do not want your information used for this purpose, please indicate so on the Application Form.

Access to information may also be provided to:

- the Issuer's agents and service providers; and
- the Australand Property Group Entities pursuant to the Co-operation Deed,

on the basis that they deal with such information in accordance with the Issuer's privacy policy.

If you do not provide the information requested of you in the Application Form, the Registry may not be able to process your application for ASSETS or administer your holding of ASSETS appropriately. Under the Privacy Act, you may request access to your personal information held by (or on behalf of) the Issuer. You can request access to your personal information by telephoning or writing to the Registry as follows:

Computershare Investor Services Pty Limited
GPO Box 711[illegible]
Sydney NSW 2001
Phone: 1300 8[illegible] 080

Photographs and diagrams

The properties depicted in photographs in this Offer Document comprise properties that have been developed by Australand Property Group, are currently assets of Australand Property Group or are properties currently owned by AWPT4 and AWPT5 which may become assets of Australand

82 - 4507

AUSTRALAND AUSTRALAND PROPERTY LIMITED

Chairman's letter

2 August 2005

Dear Investor

The board of Australand Property Limited is pleased to offer you this opportunity to invest in a hybrid security that will be quoted on ASX called Australand Subordinated Step-up Exchangeable Trust Securities (ASSETS). ASSETS are to be issued out of Australand ASSETS Trust, a newly formed trust within Australand Property Group and will offer preferred, floating rate, non-cumulative distributions.

Listed on ASX with a market capitalisation of approximately $1.4 billion, Australand Property Group (which currently consists of Australand Holdings Limited and Australand Property Trust) has diversified operations across both property development and property investment.

Australand Property Limited, as the responsible entity of Australand ASSETS Trust, intends to issue up to $200 million of ASSETS, and may choose to accept up to $50 million of oversubscriptions. ASSETS have a Face Value of $100 and will be partly paid to $65 on Application with a Final Instalment of $35 due and payable on 31 March 2006 (subject to a one-off extension by the Issuer for a period of up to six months).

The net proceeds of the First Instalment are intended to be used to fund in part the merger of Australand Wholesale Property Trust No. 4 (AWPT4) and Australand Wholesale Property Trust No. 5 (AWPT5) with Australand Property Group under the Merger Proposal. The Merger Proposal is subject to various approvals and consents including Austaland Property Group Stapled Securityholder approval. The net proceeds of the Final Instalment are intended to be used to acquire interests in further investment properties, with any surplus funding to be used to reduce debt. If the Merger Proposal is not completed, the net proceeds of the Offer will be used to reduce debt and acquire interests in further investment properties.

If the Merger Proposal is completed, the combined Australand Property Group investment property portfolio will have a value of approximately $1.1 billion. This would represent an important step towards the achievement of Australand Property Group's major strategic objective of increasing the level of recurrent investment property income to 65% of total Group earnings in the medium term.

ASSETS will pay distributions based on the three month Bank Bill Swap Reference Rate plus a Margin, to be determined initially by a Bookbuild, which will apply until the first Step-up Date on 1 October 2008. ASSETS Distribution Payments are guaranteed on an unsecured and subordinated basis by the Australand Property Group Entities. This Guarantee ranks ahead of Australand Property Group Stapled Securityholders but is subordinated to Senior Creditors.

This Offer Document contains important information regarding the Offer, the terms of issue of ASSETS and the significant benefits and risks associated with an investment in ASSETS. As ASSETS may be Exchanged by the Issuer into Australand Property Group Stapled Securities, this Offer Document also contains information in relation to Australand Holdings Limited, Australand Property Trust, AWPT4 and AWPT5. I recommend that you read it in its entirety. Please call the Australand infoline on 1800 452 138 if you have any questions about ASSETS.

The Directors commend this opportunity to you.

Yours faithfully

Tham Kui Seng
Chairman

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Offer summary

Overview

Issue Price of ASSETS	$100 per ASSETS
ASSETS instalment structure	$65 per ASSETS payable on Application $35 per ASSETS payable on 31 March 2006[1]
Offer proceeds	Up to $200 million with the ability to accept oversubscriptions for up to $50 million

Summary of key dates	Date
Offer Document lodged with ASIC	2 August 2005
Opening date of Institutional Offer	8 August 2005
Closing date of Institutional Offer	9 August 2005
Margin announced	10 August 2005
Supplementary Offer Document lodged with ASIC	10 August 2005
Opening date of Broker Firm Offer and General Offer	11 August 2005
General Offer Closing Date	9 September 2005
Broker Firm Offer Closing Date	14 September 2005
Issue Date	16 September 2005
ASSETS begin trading on ASX (deferred settlement basis)	19 September 2005
Holding Statements dispatched	19-22 September 2005
ASSETS begin trading on ASX (normal settlement basis)	23 September 2005
First record date for ASSETS Distribution Payment	31 December 2005
First Distribution Payment Date	17 January 2006[2]
Final Instalment due and payable	31 March 2006[1]
Step-up Date	1 October 2008

1. Subject to a one-off extension by the Issuer for a period of up to six months.
2. Or such other date as the Issuer may determine, being not later than 31 January 2006.

Dates may change

These dates (except for the record date for the first ASSETS Distribution Payment, the first Distribution Payment Date and the Step-up Date) are indicative only and are subject to change. The Issuer has the right, in consultation with the Joint Lead Managers, to extend the Offer or to close the Offer early without notice. Accordingly, you are encouraged to submit your Application Form as soon as possible after the Opening Date. If the Offer is extended, the subsequent dates above (except for the record date for the first ASSETS Distribution Payment, the first Distribution Payment Date and the Step-up Date) will also be extended.

Quotation

Application will be made to ASX within seven days of the date of this Offer Document for ASSETS to be admitted for quotation on ASX.



82 - 4507

Contents

Investment highlights

ASSETS have the following key investment features

Distributions

- ASSETS pay floating rate, quarterly, non-cumulative distributions subject to Australand ASSETS Trust having sufficient income.
- The Distribution Rate will be the sum of the Market Rate (the three month Bank Bill Swap Reference Rate) plus the Margin which will initially be determined by the Bookbuild.

Partly paid on issue

- ASSETS have a Face Value of $100 payable to $65 on Application with the Final Instalment of $35 due on 31 March 2006 (subject to a one off extension by the Issuer for a period of up to six months).
- Distributions will be calculated based on the amount paid up.

Subordinated Guarantee

- Holders have the benefit of a direct, unsecured and subordinated Guarantee from the Australand Property Group Entities that ranks ahead of Australand Property Group Stapled Securityholders but behind Senior Creditors for all amounts which are due and payable.

Restrictions on distributions

- Distributions may not be made to holders of Australand Holdings Limited securities or holders of Ordinary Units in Australand ASSETS Trust where an ASSETS Distribution Payment has not been paid in full.
- If any distribution of income or capital is made on any security of a listed trust forming part of Australand Property Group, all previously unpaid ASSETS Distribution Payments (capped at 12 months of unpaid ASSETS distributions) are payable by the Issuer.
- These restrictions and obligations are lifted if unpaid distributions (capped at 12 months of unpaid distributions) are paid in full.

Redeemable/Exchangeable

- ASSETS are perpetual subject to the Issuer's ability to Redeem or Exchange ASSETS in certain circumstances.
- Holders may only initiate Redemption in limited circumstances.

Reset of Terms

- The Issuer may initiate a Re-marketing Process at a Step-up Date, the first being 1 October 2008.
- Through the Re-marketing Process, Holders may participate in the setting of a New Margin to apply from the Step-up Date.
- At the time of a Re-marketing Process, the Issuer will also inform Holders of any reset terms, for example, the timing and frequency of distributions and the Exchange Discount.
- If a New Margin is not set, the Margin on any ASSETS which are not Redeemed or Exchanged will be increased by the Step-up Percentage of 2.50%.

Quoted on ASX

- Once quoted, ASSETS may be purchased and sold on ASX.

You should read the whole of this Offer Document (including Section 8 which outlines some investment risks) before deciding whether to participate in the Offer.

Who is Australand Property Group?

Australand Property Group is one of Australia's major diversified property groups with a market capitalisation of approximately $1.4 billion.

The Group's activities comprise residential and commercial and industrial development and property investment.

Entities controlled by Australand Property Group have been involved in property development for approximately 80 years. Since 2003, the Group has diversified its earnings to include recurrent property investment income. The Group's strategy is to increase the level of recurrent investment property income to 65% of total Group earnings in the medium term.

CURRENT PORTFOLIO OF INVESTMENT PROPERTIES VALUED AT $670 MILLION - THIS INCREASES TO APPROXIMATELY $1.1 BILLION IF THE MERGER PROPOSAL IS IMPLEMENTED. STRATEGY - INCREASING ITS LEVEL OF RECURRENT INVESTMENT PROPERTY INCOME TO 65% IN THE MEDIUM TERM. AUSTRALAND PROPERTY GROUP IS A DIVERSIFIED AUSTRALIAN PROPERTY GROUP WITH CORE BUSINESS ACTIVITIES INCLUDING PROPERTY INVESTMENT AND PROPERTY DEVELOPMENT. SOLID TRACK RECORD OF GROWTH AND PROFITABILITY. THE GROUP RECORDED ITS EIGHTH CONSECUTIVE PROFIT INCREASE FOR THE YEAR ENDED 31 DECEMBER 2004. LISTED ON ASX AND SGX-ST WITH A MARKET CAPITALISATION OF APPROXIMATELY $1.4 BILLION.















Historical net profit after tax for year ended 31 December
1997 1998 1999 2000 2001 2002 2003 2004 2004
AGAAP AIFRS
Historical revenue for year ended 31 December
$ million
306.2 486.2 925.6 1252.8 1157.9 1405.4 1231.0 1119.8
1997 1998 1999 2000 2001 2002 2003 2004 2004
AGAAP AIFRS
Historical dividends/distributions per Australand Property Group Stapled Security for year ended 31 December
cents
6.40 10.00 12.00 12.00 12.00 12.00 13.36 16.50 16.50
1997 1998 1999 2000 2001 2002 2003 2004 2004
AGAAP AIFRS
Historical net tangible assets per Australand Property Group Stapled Security as at 31 December
0.97 1.07 1.24 1.18 1.28 1.38 1.43 1.36
1997 1998 1999 2000 2001 2002 2003 2004 2004
AGAAP AIFRS

AGAAP: Australian Accounting Standards applicable up to 31 December 04

AIFRS: Australian equivalent to International Financial Reporting Standards applicable from 1 January 05

1. $146.0 million AIFRS net profit after tax is before a $32.9 million one-off write-off of goodwill

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How to apply

82 - 4507

Read

Read this Offer Document in full, paying particular attention to:
- important information on the inside front cover;
- answers to key questions about ASSETS, in Section 3; and
- investment risks that may be relevant to an investment in ASSETS, in Section 8.

Consider & consult

Consider all risks and other information about ASSETS in light of your particular investment objectives and circumstances.

Consult with your stockbroker, accountant or other financial adviser if you are uncertain whether ASSETS are a suitable investment for you.

Complete

Complete the Application Form accompanying this Offer Document.

To apply for ASSETS through the General Offer, you need to complete the Application Form accompanying this Offer Document. Completed Application Forms must be accompanied by a cheque(s) and/or money order(s) (or both) in Australian currency drawn on an Australian branch of a financial institution. Cheques should be crossed "not negotiable" and made payable to "Australand ASSETS Trust Account". Cash payments will not be accepted.

If you are a Broker Firm Applicant, you should contact your co-manager or Participating Broker for instructions on how to submit your Application Form and Application payment.

Mail or deliver

Mail or deliver your completed Application Form together with your Application payment (unless you are a Broker Firm Applicant):

mail to:
Australand Property Group Registry
ASSETS Offer
Computershare Investor Services Pty Limited
GPO Box 7115
Sydney NSW 2001

hand deliver to:
Australand Property Group Registry
ASSETS Offer
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Completed Application Forms and Application payments must be received by the Registry by no later than:
- if you are an Applicant under the General Offer by 5.00pm (Sydney time) on 9 September 2005; and
- if you are a Broker Firm Applicant – once the Application Form and Application payment has been forwarded by you to a co-manager or Participating Broker they will arrange settlement on your behalf by the Broker Firm Offer Closing Date by 5.00pm (Sydney time) on 14 September 2005.

It is possible that the Offer will close early, so you should lodge your Application promptly.

For further details on how to apply for ASSETS, see Section 2 and the instructions on the reverse of the Application Form. To answer any further questions you may have on how to apply for ASSETS, call the Australand infoline on 1800 452 138.

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1.
2.
4.



This Section provides a summary of the Terms. The Terms are set out in full in Appendix A. This Section is a summary only and should be read in conjunction with the other information in this Offer Document. Section 3 provides answers to key questions about the Offer. There are particular risks associated with investing in ASSETS as well as general risks associated with investing in Australand Property Group. Section 8 provides a summary of these risks.

General

ASSETS	Australand Subordinated Step-up Exchangeable Trust Securities are units in Australand ASSETS Trust.
Offer	Offer of up to $200 million of ASSETS with the ability to accept oversubscriptions for up to $50 million.
Issuer	The Issuer is Australand Property Limited as the responsible entity of Australand ASSETS Trust.
Guarantee	The Australand Property Group Entities jointly and severally guarantee, on an unsecured and subordinated basis, the obligations of the Issuer to pay money which becomes due and payable in relation to ASSETS.
Ranking	ASSETS rank in priority to Ordinary Units in Australand ASSETS Trust and claims under the Guarantee rank in priority to those of Australand Property Group Stapled Securityholders.
Partly paid status	The Face Value is $100 per ASSETS and is payable in two instalments: • a $65 First Instalment payable on Application; and • a $35 Final Instalment payable on 31 March 2006 (subject to a one-off extension by the Issuer for a period of up to six months).
Term	ASSETS are perpetual unless Redeemed or Exchanged.
Quotation	The Issuer will make an application to ASX within seven days of the date of this Offer Document for the listing of Australand ASSETS Trust and for official quotation of ASSETS on ASX. Application has been made for ASSETS to trade under ASX code AAZCA.

Distributions

Distributions	ASSETS Distribution Payments are quarterly, preferred, non-cumulative and calculated on a daily basis. Subject to there being sufficient income in Australand ASSETS Trust, distributions are payable 11 Business Days (or such other number of Business Days as the Issuer may determine, being not more than 20 Business Days) after the last day of each Distribution Period and, for any ASSETS to be Redeemed or Exchanged, on the Realisation Date.
Distribution Rate	The Distribution Rate is the sum of the Market Rate plus the Margin.
Market Rate	The Market Rate is the three month Bank Bill Swap Reference Rate.
Margin	Until the first Step-up Date, the Margin will be the Initial Margin set by the Bookbuild. The Issuer may change the Margin from a Step-up Date through the Re-marketing Process. If the Issuer does not change the Margin through the Re-marketing Process, the Margin will become the Step-up Margin.
Distributions are not cumulative	A Holder is not entitled to an ASSETS Distribution Payment to the extent Australand ASSETS Trust does not have sufficient Distributable Income.
Restrictions resulting from a Non-payment Event	If a Non-payment Event occurs (ie, an ASSETS Distribution Payment is missed), then the Issuer must procure that Australand Holdings Limited does not, without the approval of a Special Resolution, pay a dividend on any Shares or return capital (except if fully reinvested in Australand Property Group Stapled Securities), unless and until: a) the aggregate amount of the missed ASSETS Distribution Payments for the preceding 12 months has been paid in full to Holders; or b) all ASSETS have been Redeemed or Exchanged. Further, if: • a Non-payment Event occurs and an Australand Property Group Responsible Entity pays a distribution in respect of a listed trust forming part of Australand Property Group or redeems, reduces, cancels, buys back or acquires for any consideration any units of a listed trust forming part of Australand Property Group (except if the resulting payment is reinvested in Australand Property Group Stapled Securities); and • one of the events described in (a) and (b) above has not occurred and the action has not been approved by a Special Resolution, unless all ASSETS have been Redeemed or Exchanged, the Issuer must pay the aggregate amount of the missed ASSETS Distribution Payments for the preceding 12 months in full to Holders and, to the extent it fails to do so, the Guarantee will apply.



Re-marketing Process

Step-up Date

The first Step-up Date is 1 October 2008.

Step-up Margin

The Step-up Margin is the Margin which prevailed immediately before the relevant Step-up Date plus the Step-up Percentage, which is 2.50%.

Re-marketing Process

Prior to a Step-up Date, the Issuer may give a Re-marketing Process Invitation to Holders notifying them that it would like to change all or some of the following Terms with effect from the Step-up Date:

- the Market Rate;
- the Step-up Percentage;
- the Exchange Discount;
- the timing of the next Step-up Date;
- the frequency and timing of Distribution Periods; and
- ASSETS Distribution Payment Dates.

Holder response

The Re-marketing Process Invitations will also invite Holders to give one of the following types of notice:

- a Step-up Notice – indicating that the Holder does not wish to continue to hold ASSETS unless the Step-up Margin applies from the Step-up Date;
- a Bid Notice – indicating that the Holder does not wish to continue to hold ASSETS unless the New Margin is at least equal to a rate specified by the Holder (which must be less than the Step-up Margin) from the Step-up Date; or
- a Hold Notice – indicating that the Holder wishes to continue to hold ASSETS irrespective of the Margin which applies from the Step-up Date.

If a Holder does not give a notice within the requisite period, the Holder is deemed to have given a Hold Notice.

If the Issuer does not give a Re-marketing Process Invitation within the requisite period, the Step-up Margin will apply from the Step-up Date, the then current Terms will remain the same and there will be no further Step-up Dates.

Result of Re-marketing Process

Subject to certain conditions, the Issuer may set a New Margin which, together with the other changed Terms notified to Holders, will apply with effect from the Step-up Date.

If the Issuer sets a New Margin, the Issuer must Redeem, Exchange or Resell the ASSETS of a Holder who gave a Step-up Notice or whose bid exceeds the New Margin.

The Issuer may decide not to set a New Margin, in which case the Step-up Margin will apply from the Step-up Date, the other Terms will remain the same and there will be no further Step-up Dates. The Issuer may decide to give an Issuer Realisation Notice in respect of all or some ASSETS on issue.


Terms

Redemption, Exchange and Resale

Holder Redemption

Holders may initiate Redemption of all (but not some) of their ASSETS by giving a Holder Redemption Notice to the Issuer if:

- the Issuer or an Australand Property Group Entity breaches the restrictions or obligations imposed as a result of a Non-payment Event; or
- a Winding-up Event occurs in relation to an Australand Property Group Entity or (while the Issuer is a related body corporate of Australand Holdings Limited) Australand ASSETS Trust.

Holders do not have any right to request Exchange.

The Issuer may Resell ASSETS following a Holder Redemption Notice.

Issuer Redemption, Exchange or Resale

The Issuer may initiate Redemption or Exchange by giving an Issuer Realisation Notice:

- with the approval of the Australand Property Group Entities;
- in certain circumstances (including prior to a Step-up Date, prior to the end of a Distribution Period after the Margin is increased by the Step-up Percentage, upon the occurrence of an Increased Costs Event, a Change of Control Event, an Accounting Event, a Regulatory Event or a Removal of Responsible Entity Event, or when there are less than $50 million worth of ASSETS on issue); and
- subject to certain time limits (see Section 3 for further details).

Amount payable on Redemption or Exchange

Upon receipt of a Holder Redemption Notice or the giving of an Issuer Realisation Notice, the Issuer must:

- to Redeem ASSETS, Redeem the relevant ASSETS for the Redemption Amount (the Capital Amount plus the Unpaid Distribution Amount); or
- to Exchange ASSETS, Redeem the relevant ASSETS for the Redemption Amount as adjusted by the Exchange Discount.

Exchange Discount

The Exchange Discount is 2.5%.

Exchange ratio

The Exchange ratio calculates the number of Australand Property Group Stapled Securities received by a Holder on Exchange of each ASSETS by dividing:

- the Redemption Amount as adjusted by the Exchange Discount by
- the average daily volume weighted average sale price per Australand Property Group Stapled Security sold on ASX (VWAP) during the 20 Business Days immediately before the Realisation Date.

Resale process

If the Issuer elects to Resell ASSETS, the Issuer will sell the relevant ASSETS on behalf of the Holder to a third party for an amount such that the net proceeds of sale (together with any other amounts paid by the Issuer) are no less than those which would have been payable had Redemption occurred.

You should read the whole of this Offer Document carefully. If you are unclear in relation to any matter or uncertain as to whether ASSETS are a suitable investment, you should consult your stockbroker, accountant or other financial adviser.

/ details of the Offer

SECTION





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2.1 Issuer of ASSETS

The Offer is being made by Australand Property Limited, as the responsible entity of Australand ASSETS Trust. The Australand Property Group Entities are also Guarantors of ASSETS.

A summary of the proposed Australand Property Group structure after ASSETS are issued (assuming the Merger Proposal is implemented) is as follows:


Holders


Australand Property Group Stapled Securityholders


Australand Property Group
Share
Unit
unit
unit
Australand Property Trust
Ordinary Units
Loan of net proceeds of the Offer
Australand ASSETS Trust

1. Will be stapled to form part of Australand Property Group if the Merger Proposal is fully implemented.

2.2 Use of proceeds

It is intended that the net proceeds of the Offer are to be lent by Australand ASSETS Trust to Australand Property Trust under the Loan Deed Poll. The net proceeds of the First Instalment are intended to be used to fund in part the merger of AWPT4 and AWPT5 with Australand Property Group under the Merger Proposal. The net proceeds of the Final Instalment are intended to be used to acquire interests in further investment properties, with any surplus funding to be used to reduce debt.

If the Merger Proposal is not implemented, the net proceeds of the Offer will be used to reduce Australand Property Group debt and acquire interests in further investment properties as opportunities arise. It is possible that one, both or neither AWPT4 and AWPT5 will be merged with Australand Property Group under the Merger Proposal.

2.2.1 Loan Deed Poll

Under the Loan Deed Poll, the Issuer will lend the net proceeds of the Offer to the responsible entity of Australand Property Trust. Australand ASSETS Trust will receive interest payments from the responsible entity of Australand Property Trust, equal to the aggregate ASSETS Distribution Payments in respect of the relevant Distribution Period, plus a margin.

2.2.2 Merger Proposal

Australand Property Group Stapled Securityholders will receive a special dividend from Australand Holdings Limited and a capital distribution from Australand Property Trust, which will be compulsorily applied to acquire one AWPT4 unit and one AWPT5 unit for each Australand Property Group Stapled Security held. All AWPT4 and AWPT5 units (other than those held by entities in Australand Property Group) will be redeemed for cash.

AWPT4 and AWPT5 will each be admitted to the official list of ASX and SGX-ST jointly with Australand Holdings Limited and Australand Property Trust. Australand Property Group Stapled Securities consisting of a Share, a Unit, a unit in AWPT4 and a unit in AWPT5 will then be jointly quoted and traded as one security on ASX and SGX-ST.

The implementation of the Merger Proposal is dependent upon the approval of Australand Property Group Stapled Securityholders, AWPT4 unitholders and AWPT5 unitholders being obtained at securityholder meetings to be held in September 2005. The Offer is not conditional on the Merger Proposal being implemented. Depending on the approvals obtained at the securityholder meetings, the Merger Proposal may proceed in respect of either one, neither or both of AWPT4 and AWPT5, as described in more detail in Section 4.4.

2.3 Structure of the Offer

The Offer of up to $200 million of ASSETS comprises:

- an offer to Australian resident retail investors (General Offer);
- an offer to Australian resident retail clients of a co-manager or Participating Broker who apply for a broker firm allocation from the relevant co-manager or Participating Broker (Broker Firm Offer); and
- an Institutional Offer.

The Issuer may also choose to accept oversubscriptions for up to a further $50 million.

The Issue Price for ASSETS, each with a Face Value of $100, is payable in two instalments:

- the First Instalment of $65 per ASSETS is payable on Application; and
- the Final Instalment of $35 per ASSETS is due and payable on 31 March 2006 (subject to a one-off extension by the Issuer for a period of up to six months).

The partly paid structure of the Offer is designed to more closely match the Group's capital requirements.

There is no minimum amount to be raised by the Offer. The Issuer may reject any Applications.

2.4 When can I apply?

Applications and Application payments under the General Offer must be received by the Registry no later than 5.00pm (Sydney time) on 9 September 2005. Applications and accompanying Application payments under the Broker Firm Offer must be received by co-managers and Participating Brokers in accordance with arrangements made between them and their clients.

The Issuer, in consultation with the Joint Lead Managers, may close the Offer early, extend the Closing Date or withdraw the Offer without notice. You are encouraged to submit your Application Forms and Application payments as soon as possible after the Opening Date. If the Closing Date is varied, subsequent dates may be varied accordingly.

2.5 How can I apply?

2.5.1 General Applicants

If you are an Australian resident retail investor, and want to apply for ASSETS, you must complete the Application Form accompanying this Offer Document in accordance with the instructions on the reverse of the Application Form. You may obtain a printed copy of this Offer Document by contacting the **Australand infoline** on 1800 452 138 or at www.australand.com.au.

Your completed Application Form and Application payment should be returned to the address set out in Section 2.8.

2.5.2 Broker Firm Applicants

If you are a Broker Firm Applicant, which means you have received a firm allocation of ASSETS from a co-manager or Participating Broker, you should contact your co-manager or Participating Broker for information about how to submit an Application Form and Application payment.

The process of applying for ASSETS for Broker Firm Applicants differs in two important respects from the process described for Applicants under the General Offer:

- the Application payments must be made payable as directed by the co-manager or Participating Broker (not to "Australand ASSETS Trust Account"); and
- the completed Application Form and Application payment must be delivered to the co-manager or Participating Broker by 14 September 2005.

2.5.3 Institutional Investors

Institutional Investors will be invited separately to apply for ASSETS.

2.6 How do I pay for ASSETS?

2.6.1 Minimum Application amount

The Issue Price of ASSETS is $100 and the First Instalment of $65 is payable on Application. Under the General Offer and the Broker Firm Offer, Applications must be for a minimum of 50 ASSETS which requires payment of $3,250 on Application.

2.6.2 Application payments

If you are applying under the General Offer your completed Application Form must be accompanied by a cheque(s) and/or money order(s) (or both) in Australian dollars drawn on an Australian branch of a financial institution. Cheques should be crossed "not negotiable" and made payable to "Australand ASSETS Trust Account". Cash payments will not be accepted.

If you are a Broker Firm Applicant, you should make your Application payments in accordance with arrangements made between you and either a co-manager or Participating Broker.

All Application payments received before ASSETS are issued will be held by the Issuer on trust in an account established solely for the purpose of depositing Application payments received. Any interest that accrues will become an asset of Australand ASSETS Trust.

2.6.3 Final Instalment

Investors who successfully apply for ASSETS and who continue to hold ASSETS as at 31 March 2006, or such later date as determined by the Issuer pursuant to the Terms, will be required to pay the Final Instalment of $35 per ASSETS.

If you do not pay the Final Instalment of $35 per ASSETS by the required date, your ASSETS may be forfeited and sold on your behalf. The outstanding balance owing by you (and any costs associated with forfeiture and sale) will be recovered out of the proceeds of sale and you will remain liable for any shortfall.

2.6.4 Brokerage and stamp duty

You do not have to pay brokerage or stamp duty on your Application. Under current law, you will not have to pay stamp duty if you transfer ASSETS on ASX. However, you may have to pay brokerage on transfers of ASSETS on ASX.

2.6.5 Refunds

If you are an Applicant under the General Offer, who is not allocated any ASSETS or you are allocated fewer ASSETS than the number that you applied for, including being allocated less than the minimum Application of 50 ASSETS, you will receive a refund cheque for the amount of your relevant Application payment (without interest). Any interest earned will become an asset of Australand ASSETS Trust.

In addition, if the Offer does not proceed for any reason, all Applicants will have their Application payments refunded to them (without interest) as soon as practicable.



2.7 How do I complete the Application Form?

Application Forms accompany this Offer Document and instructions on how to complete the Application Form are on the reverse.

2.7.1 Provision of Tax File Number and/or ABN

You do not have to provide your TFN or ABN. However, the Issuer may be required to withhold Australian tax at the maximum marginal tax rate (currently 48.5% including the Medicare Levy) on the amount of any ASSETS Distribution Payments unless one of the following is provided:

- TFN;
- TFN exemption details (if applicable); or
- ABN (if ASSETS are held in the course of an enterprise carried on by a Holder).

Institutional Investors who do not have a registered address in Australia with the Registry may be subject to Australian withholding tax on the amount of any ASSETS Distribution Payments.

2.7.2 Acknowledgment and privacy statement

By returning an Application Form, you acknowledge that you have received, read and understood this Offer Document and agree to be bound by the Constitution (including the Terms).

Please refer to the Important Information Section and the Application Form for details in relation to the Issuer's treatment of your personal information.

2.8 Where do I send a completed Application Form?

If you are an Applicant under the General Offer, your completed Application Form and Application payment should be:

mailed to:
Australand Property Group Registry
ASSETS Offer
Computershare Investor Services Pty Limited
GPO Box 7115
Sydney NSW 2001

or hand delivered to:
Australand Property Group Registry
ASSETS Offer
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Application Forms and Application payments will not be accepted at any other address (including Australand Property Group's registered office or any other office) or by any other means.

Broker Firm Applicants should return completed Application Forms and Application payments in accordance with arrangements made between them and either a co-manager or Participating Broker.

2.9 Allocation policy

The Issuer intends to issue up to 2,000,000 ASSETS to raise up to $200 million with the ability to accept oversubscriptions for up to $50 million.

2.9.1 Bookbuild

The Bookbuild process will be conducted by the Joint Lead Managers following the lodgement of this Offer Document with ASIC and prior to the Opening Date. In this process, Institutional Investors, co-managers and Participating Brokers are invited to lodge bids for ASSETS. The Joint Lead Managers and the Issuer will assess those bids to determine the Initial Margin and firm allocations of ASSETS to Institutional Investors, co-managers and Participating Brokers.

The Bookbuild will be conducted in accordance with the terms and conditions agreed by the Issuer and the Joint Lead Managers.

The Initial Margin that will be set will be determined by the Issuer and the Joint Lead Managers on the basis of the outcome of the Bookbuild and announced at that time to ASX. A Supplementary Offer Document will be issued following the determination of the Initial Margin.

2.9.2 Settlement underwriting

Under the Offer Management Agreement and subject to conditions, the Joint Lead Managers have agreed to underwrite settlement of the First Instalment of the number of ASSETS allocated to Institutional Investors, co-managers and Participating Brokers through the Bookbuild.

The Offer Management Agreement may be terminated by the Joint Lead Managers in certain circumstances. If it does terminate, Applicants under the Institutional Offer or the Broker Firm Offer, will have no further obligation to the Issuer to subscribe for ASSETS which have been allocated to them.

The Issuer reserves the right to issue ASSETS in circumstances where the Offer Management Agreement is terminated.

A summary of the Offer Management Agreement is set out in Section 10.6.

2.9.3 Allocations

General Offer

Australian resident retail investors who make an Application will receive an allocation of ASSETS subject to the rights of the Issuer, in consultation with the Joint Lead Managers, to reject any Application.

The Issuer reserves the right, in consultation with the Joint Lead Managers, to allocate no ASSETS to members of the general public under the General Offer in the event of a scaleback of the Offer.

No assurance is given that any Applicant under the General Offer will receive an allocation.

Broker Firm Offer

Allocations to Broker Firm Applicants by a co-manager or Participating Broker will be at the discretion of that co-manager or Participating Broker. That allocation will be subject to the terms and conditions of the Bookbuild and the offer made to that co-manager or Participating Broker by the Joint Lead Managers.

Australand Property Group Stapled Securityholders

If there is excess demand, Applications from Australand Property Group Stapled Securityholders may receive preferential allocations over other Applicants who have applied under the General Offer. In order to be eligible for such allocation, Australand Property Group Stapled Securityholders must tick the relevant box on the Application Form and provide their HIN/SRN.

Institutional Offer

Allocations to Institutional Investors will be at the discretion of the Joint Lead Managers subject to the terms and conditions of the Bookbuild.

Where the value of ASSETS allocated is less than the value for which an Application is made, surplus Application payments will be returned to the Applicant, without interest as soon as practicable.

2.10 ASX quotation, trading and Holding Statements

2.10.1 ASX quotation

The Issuer will make an application to ASX within seven days of the date of this Offer Document for the listing of Australand ASSETS Trust and for official quotation of ASSETS on ASX. If ASX does not grant permission for ASSETS to be quoted within three months of the date of this Offer Document, ASSETS will not be issued and Application payments will be refunded, without interest, as soon as practicable. The Issuer has applied for ASSETS to be traded under ASX code AAZCA but the allocation of a code is yet to be confirmed.

2.10.2 Trading

It is expected that ASSETS will begin trading on ASX on a deferred settlement basis on 19 September 2005. Trading is expected to continue on that basis until 23 September 2005 when it is expected that trading of ASSETS will begin on a normal settlement basis. Deferred settlement will occur as a consequence of trading which takes place before entries are made by the Registry in respect of holdings of ASSETS and before Holding Statements are sent out to Holders.

You are responsible for confirming your holding prior to trading ASSETS. If you sell your ASSETS before you receive your Holding Statement, you do so at your own risk. You may call your co-manager, Participating Broker or the Australand infoline on 1800 452 138 to enquire about your allocation or holding.

2.10.3 Holding Statements

The Issuer will apply for ASSETS to participate in CHESS. No certificates will be issued for ASSETS. Australand Property Group expects that Holding Statements will be dispatched to Holders on 19 to 22 September 2005, setting out the number of ASSETS issued to each successful Applicant.

2.11 Enquiries

If you require assistance to complete the Application Form or additional copies of this Offer Document you should call the **Australand infoline** on 1800 452 138.

If you are unclear in relation to any matter or are uncertain if ASSETS are a suitable investment you should contact your stockbroker, accountant or other financial adviser. If you are a Broker Firm Applicant, or are in any doubt as to what action you should take, you should immediately contact your Participating Broker or co-manager.

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2.
4.



This Section answers some key questions prospective investors may have about ASSETS. The answers are a guide only and should be read in conjunction with the other information in this Offer Document, including the Terms which are set out in full in Appendix A.

Overview of Australand Property Group

topic	summary	which Section to find more information
Who is Australand Property Group?	Australand Property Group is a diversified Australian property group with core business activities including property investment and property development. Listed on ASX with a market capitalisation of approximately $1.4 billion, Australand Property Group currently holds a portfolio of investment properties valued at approximately $670 million, which will increase to approximately $1.1 billion if the Merger Proposal is implemented. If the responsible entity of Australand ASSETS Trust ceases to be a related body corporate of Australand Holdings Limited, the Guarantee will only apply in respect of amounts payable on Redemption or Exchange.	4.1

Overview of ASSETS

topic	summary	which Section to find more information
What are ASSETS?	Australand Subordinated Step-up Exchangeable Trust Securities are units in Australand ASSETS Trust which: • pay floating rate, quarterly, non-cumulative distributions; • are in certain circumstances Redeemable and at the option of the Issuer, Exchangeable into Australand Property Group Stapled Securities; and • benefit from a subordinated and unsecured Guarantee from the Australand Property Group Entities.	1
Who is issuing ASSETS?	Australand Property Limited as the responsible entity of Australand ASSETS Trust is issuing ASSETS.	2.1
What is the Offer?	The Offer is for up to $200 million of ASSETS, with the ability to accept oversubscriptions for up to $50 million. The Offer will comprise: • a General Offer to Australian resident retail investors; • a Broker Firm Offer to Australian resident retail clients of co-managers and Participating Brokers; and • an Institutional Offer.	2.3

topic	summary	which Section to find more information
How do ASSETS differ from Australand Property Group Stapled Securities?	ASSETS are structured, hybrid securities that will be quoted on ASX and offer preferred, floating rate, non-cumulative distributions. Unlike Australand Property Group Stapled Securities, ASSETS do not represent an equity interest in Australand Property Group unless and until Exchange occurs.	
Are ASSETS guaranteed?	Yes, the Australand Property Group Entities from time to time guarantee all amounts which become due and payable to Holders. Guaranteed amounts rank in priority to all claims by Australand Property Group Stapled Securityholders, pari passu with all claims of all other subordinated creditors but after all claims of Senior Creditors. However, prior to a Winding-up Event in respect of an Australand Property Group Entity, a Holder may, as long as this does not cause a Winding-up Event, enforce its rights under the Guarantee if all Senior Creditors whose debts were due and payable when the Holder's rights under the Guarantee first arose have been paid in full. An Australand Property Group Entity's guarantee ceases to be effective if it becomes unstapled from Australand Property Group.	10.5

Use of proceeds

topic	summary	which Section to find more information
How will the proceeds of the Offer be used?	The net proceeds of the Offer will be lent to Australand Property Trust. The net proceeds of the First Instalment are intended to be used to fund in part the merger of AWPT4 and AWPT5 with Australand Property Group under the Merger Proposal.	2.2
	Depending on the approvals obtained at the securityholder meetings, the Merger Proposal may proceed in respect of either one, neither or both of AWPT4 and AWPT5, as described in more detail in Section 4.4.	4.4
	The net proceeds of the Final Instalment are intended to be used to acquire interests in further investment properties, with any surplus funding to be used to reduce debt. If the Merger Proposal is not implemented, the net proceeds of the Offer will be used to reduce Australand Property Group debt and to acquire interests in further investment properties as opportunities arise.	


SECTION 3

Applications

topic	summary	which Section to find more information
How can I apply for ASSETS?	Details on how to apply for ASSETS are contained in Section 2. Application Forms and a guide on how to complete them accompany this Offer Document.	2.5
What am I required to pay for ASSETS?	The Face Value of each ASSETS is $100. A First Instalment of $65 per ASSETS is payable on Application. The Final Instalment of $35 per ASSETS is payable on 31 March 2006, although the Issuer can extend the date for payment of the Final Instalment by up to six months.	2.3
Do I get a preferential allocation if I am an Australand Property Group Stapled Securityholder?	In the event of excess demand, Applications from Australand Property Group Stapled Securityholders may receive a preferential allocation of ASSETS over other Applicants under the General Offer. If you are an Australand Property Group Stapled Securityholder, please ensure you tick the relevant box.	2.9
Do I need to apply for a minimum number of ASSETS?	The minimum number of ASSETS that you may apply for is 50 (a minimum investment of $5,000). Therefore, a minimum amount of $3,250 is payable on Application, representing the First Instalment.	2.6
Why is the Face Value payable in two instalments?	The Face Value is payable in two instalments to more closely match Australand Property Group's funding requirements.	2.3
Can I pay the Final Instalment early?	Yes, but you will not receive any financial benefit by paying the Final Instalment earlier than required. ASSETS Distribution Payments will be calculated on the Capital Amount, ie, that part of the Issue Price that has become due and payable and has been paid.	Appendix A, clause 2.2
What happens if I fail to pay the Final Instalment?	If you fail to pay the Final Instalment, you will forfeit your ASSETS and they may be sold on your behalf. A part of the sale proceeds equal to the Final Instalment will be paid to the Issuer and the balance (less costs incurred in relation to the forfeiture and sale), if any, will be paid to you. If the sale proceeds are less than the Final Instalment, then you will be liable for the difference.	2.6
Will I be required to pay brokerage or stamp duty on my Application?	No. You will not be required to pay brokerage or stamp duty on your Application.	2.6
What fees and expenses are payable out of Australand ASSETS Trust?	For a description of fees and expenses payable out of Australand ASSETS Trust, see Section 7. This Section also describes fees and expenses payable out of Australand Property Trust, AWPT4 and AWPT5.	7

ASSETS Distribution Payments

topic	summary	which Section to find more information
How will ASSETS distributions be calculated?	Holders become entitled, on the last day of each Distribution Period, to receive payments of Distributable Income of Australand ASSETS Trust subject to the payments not exceeding the ASSETS Distribution Payment for the Distribution Period. The ASSETS Distribution Payment for a Distribution Period per ASSETS is an amount calculated according to the following formula: $\frac{\text{(Distribution Rate x Capital Amount x number of days in the Distribution Period)}}{365}$ If the Capital Amount increases during a Distribution Period, Holders will be entitled to an ASSETS Distribution Payment calculated on the increased amount with effect from the date the increased amount is due and payable, subject to payment being made. By way of example, if the Distribution Rate is 8.1%, you have paid $65 (ie, the First Instalment) and there are 92 days in a Distribution Period, you will receive 0.081 x 65 x (92/365) which equals $1.33 per ASSETS.	Appendix A, clause 2.2
What is the Distribution Rate?	The Distribution Rate is the sum of the Market Rate and the Margin.	Appendix A, clause 2.2
What is the Market Rate?	• The Market Rate for the first Distribution Period will be the greater of the three month Bank Bill Swap Reference Rate on the date on which the Initial Margin is set and the three month Bank Bill Swap Reference Rate on the Issue Date; • the Market Rate for the second and subsequent Distribution Periods until the first Step-up Date and in respect of Distribution Periods following a Step-up Date which do not immediately follow a Successful Re-marketing Process, will be the three month Bank Bill Swap Reference Rate on the first Business Day of the Distribution Period; and • the Market Rate for Distribution Periods between Step-up Dates commencing with a Step-up Date which follows a Successful Re-marketing Process, will be the rate determined by the Re-marketing Process. The Bank Bill Swap Reference Rate is a benchmark interest rate in the Australian money market commonly used by Australian Banks to lend cash to each other over a three month period.	Appendix A, clause 10.1


SECTION 3

ASSETS Distribution Payments (continued)

topic	summary	which Section to find more information
What is the Margin?	• For each Distribution Period until the Step-up Date, the Margin means the Initial Margin, which will be determined through the Bookbuild. • For each Distribution Period after a Step-up Date, which follows a Successful Re-marketing Process, the Margin means the Margin set under a Successful Re-marketing Process. • For each Distribution Period after a Step-up Date, which does not immediately follow a Successful Re-marketing Process, the Margin means the Step-up Margin.	Appendix A, clause 2.2
Will distributions always be paid?	Distributions are not cumulative. A Holder is not entitled to an ASSETS Distribution Payment to the extent Australand ASSETS Trust does not have sufficient Distributable Income. However, if a Non-payment Event occurs (ie, an ASSETS Distribution Payment is missed) restrictions apply to the Issuer and the Australand Property Group Entities.	Appendix A, clauses 2.1, 2.3, 2.5 and 2.7
What restrictions and obligations apply if a Non-payment Event occurs?	• The Issuer cannot, without the approval of a Special Resolution, declare that it will pay or pay any distribution on any Ordinary Units or redeem, reduce, cancel, buy-back or acquire for any consideration any Ordinary Units (except to the extent any such distribution or consideration is fully reinvested in further Ordinary Units). • The Issuer must procure that Australand Holdings Limited will not, without the approval of a Special Resolution, declare that it will pay or pay a dividend on any Shares or make any distribution or provide notice to reduce, any of its outstanding share capital, or buy-back any Shares (except to the extent any dividend, distribution or consideration is fully reinvested in Australand Property Group Stapled Securities). • If an Australand Property Group Responsible Entity declares that it will pay or pays a distribution in respect of a listed trust forming part of Australand Property Group or redeems, reduces, cancels, buys back or acquires for any consideration any units of a listed trust forming part of Australand Property Group, then, unless the distribution or consideration is fully reinvested in Australand Property Group Stapled Securities or such action has been approved by a Special Resolution, the Issuer must pay the aggregate amount of so much of the ASSETS Distribution Payments, if any, which has not been paid for the previous 12 months.	Appendix A, clause 2.5

key questions

topic	summary	which Section to find more information
How are Non-payment Event restrictions and obligations removed?	Non-payment Event restrictions and obligations are removed if: • an Optional Distribution Payment (the aggregate amount of so much of the ASSETS Distribution Payments, if any, for the preceding four Distribution Periods which has not been paid) is paid; or • the Issuer pays the aggregate amount of so much of the ASSETS Distribution Payments, if any, which has not been paid for the 12 months immediately preceding the Distribution Payment Date; or • all ASSETS have been Redeemed or Exchanged.	Appendix A, clause 2.5
Will distributions be franked or tax deferred?	It is not intended that distributions will be franked. It is not expected that there will be any tax deferred component.	
When will distributions be paid?	Distribution Periods are each quarterly period ending on (and including) 31 March, 30 June, 30 September and 31 December each year except: • the first Distribution Period, which commences on (and includes) the Issue Date and ends on (and includes) 31 December 2005; and • the last Distribution Period, which ends on (and includes) the Realisation Date. Distributions will be paid 11 Business Days (or such other number of Business Days as the Issuer may determine, being not more than 20 Business Days) after the last day of each Distribution Period and, for any ASSETS to be Redeemed or Exchanged, on the Realisation Date.	Appendix A, clause 10.1
How will distributions be paid?	Distributions will be paid by the Issuer in any manner the Issuer decides including by direct credit and a notice of the payment will be mailed to your registered address. Please ensure the relevant bank account details are provided to facilitate payment by direct credit. To be entitled to an ASSETS Distribution Payment, you must be recorded as a Holder on the relevant record date. The record dates are 5.00pm (Sydney time) on the last day of the relevant Distribution Period.	Appendix A, clause 9.6


SECTION
3

Re-marketing Process

topic	summary	which Section to find more information
What is the Re-marketing Process?	Prior to the Step-up Date, the Issuer may give a Re-marketing Process Invitation to Holders notifying them that it would like to change all or some of the following Terms (to take effect from the Step-up Date): • the Market Rate; • the Step-up Percentage; • the Exchange Discount; • the next Step-up Date; • the frequency and timing of Distribution Periods; and • the frequency and timing of Distribution Payment Dates, and inviting Holders to indicate the Margin at which they are prepared to continue to hold ASSETS following the Step-up Date. If the Issuer does not give a Re-marketing Process Invitation, the Margin will be equal to the Step-up Margin from the Step-up Date, the then current Terms will remain the same and there will be no further Step-up Dates.	Appendix A, clause 3
When is the Step-up Date?	The Step-up Date is 1 October 2008 and then (subject to a Successful Re-marketing Process occurring before a Step-up Date) each third anniversary thereafter (or such other time period as may be specified under a Successful Re-marketing Process).	Appendix A, clause 10.1
What is the Step-up Margin?	The Step-up Margin is the Margin which prevailed immediately before the relevant Step-up Date plus the Step-up Percentage. The Step-up Percentage is 2.50% (or as varied pursuant to a Successful Re-marketing Process).	Appendix A, clause 10.1
How do I participate in the Re-marketing Process?	If the Issuer gives a Re-marketing Process Invitation to Holders, Holders may give one of the following types of notice: • Step-up Notice – indicating that a Holder does not wish to continue to hold ASSETS unless the Step-up Margin will apply from the Step-up Date; • Bid Notice – indicating that a Holder does not wish to continue to hold ASSETS unless the Margin from the Step-up Date is at least equal to a rate specified by the Holder (which must be less than the Step-up Margin); or • Hold Notice – indicating that a Holder wishes to continue to hold ASSETS irrespective of the Margin that applies from the Step-up Date. If a Holder does not give a notice, the Holder is deemed to have given a Hold Notice.	Appendix A, clause 3.3

key questions

topic	summary	which Section to find more information
What is the result of the Re-marketing Process?	If the Issuer has given a Re-marketing Process Invitation and subsequently: • Hold Notices (other than deemed Hold Notices); and • Bid Notices specifying a rate which is equal to or less than the New Margin; were received from Holders of at least 10% of ASSETS which were on issue at the time of the Re-marketing Process Invitation, the Issuer may set a New Margin, change the Terms as proposed and must give an Issuer Realisation Notice in respect of ASSETS held by Retiring Holders. Nothing obliges the Issuer, however, to set a New Margin or amend the Terms if it does receive the required proportion of notices. If a New Margin is not set, the Step-up Margin will apply from the Step-up Date and the other Terms will remain the same. The Issuer may, in this case, also decide to give an Issuer Realisation Notice in respect of all or some ASSETS on issue.	Appendix A, clause 3.4
What role do the Australand Property Group Entities have in the Re-marketing Process?	The Issuer must not issue a Re-marketing Process Invitation unless authorised to do so by the Australand Property Group Entities. The Australand Property Group Entities may also require the Issuer to issue such a notice. In addition, the Issuer must not set a New Margin unless authorised to do so by the Australand Property Group Entities.	10.3

Redemption and Exchange

topic	summary	which Section to find more information
When can Holders initiate Redemption?	Holders may initiate Redemption of all (but not some) of their ASSETS by giving a Holder Redemption Notice to the Issuer if: • the Issuer or an Australand Property Group Entity breaches the restrictions or obligations imposed by a Non-payment Event; or • a Winding-up Event occurs in relation to an Australand Property Group Entity or (while the Issuer is a related body corporate of Australand Holdings Limited) Australand ASSETS Trust. Holders do not have any right to request Exchange.	Appendix A, clause 5.1


SECTION
3

Redemption and Exchange (continued)

topic	summary	which Section to find more information
When can the Issuer initiate Redemption, Exchange or Resale?	The Issuer may initiate Redemption or Exchange by giving an Issuer Realisation Notice in the following circumstances and subject to certain time limits: • if the Step-up Margin applies with effect from a Step-up Date, on that Step-up Date or prior to the last day of any Distribution Period following the Step-up Date; • after a Change of Control Event occurs; • after a notice of meeting relating to a Removal of Responsible Entity Event is given; • after a notice of an Increased Costs Event, Regulatory Event or an Accounting Event is given; or • if the aggregate Face Value of all ASSETS on issue is less than $50 million. The Issuer may initiate Resale of ASSETS instead of Exchanging or Redeeming the ASSETS of Retiring Holders. The Issuer may also, instead of Redeeming ASSETS in response to a Holder Redemption Notice, Resell those ASSETS.	Appendix A, clauses 5.2, 6.1 and 7.1
Does the Issuer control the decision to Redeem, Exchange or Resell?	The Issuer must not issue an Issuer Realisation Notice unless instructed to do so by the Australand Property Group Entities. In addition, if the Australand Property Group Entities require the Issuer to issue such a notice, it must do so. Depending on the number of Australand Property Group Stapled Securities which are issued on Exchange and the terms of the constitutions of the Australand Property Group Entities at the time of Exchange, the approval of Australand Property Group Stapled Securityholders to the Exchange and/or to changes to the constitutions to permit exchange may be required.	10.3
What are the consequences of Resale?	If the Issuer elects to Resell ASSETS, the Issuer will sell the relevant ASSETS on behalf of the Holder to a third party and pay that amount to the Holder. The net proceeds of sale (together with any other amounts paid by the Issuer) must be no less than those which would have been payable had Redemption occurred.	Appendix A, clause 6
What is the amount payable on Redemption?	Upon receipt of a Holder Redemption Notice or giving of an Issuer Realisation Notice, to Redeem the ASSETS, the Issuer must Redeem the relevant ASSETS for the Redemption Amount (the Capital Amount plus the Unpaid Distribution Amount). For example, if: • you have paid $100 (ie, both the First Instalment and the Final Instalment); and • the Unpaid Distribution Amount is $2.00, you will receive $102.	Appendix A, clause 5.3

key questions

topic	summary	which Section to find more information
How many Australand Property Group Stapled Securities will I receive upon Exchange?	If the Issuer elects to Exchange ASSETS, the Issuer will redeem the relevant ASSETS for an amount payable on Exchange equal to: A, where $A = \frac{\text{Redemption Amount}}{\text{1-ED}}$ where: ED = Exchange Discount (expressed as a decimal) The number of Australand Property Group Stapled Securities received upon Exchange of each ASSETS is: $\frac{A}{RV}$ where: A = the amount payable on Exchange (refer above); and RV = the VWAP calculated in respect of the period of 20 Business Days immediately preceding but not including the Realisation Date. Example: If you have paid $100 (ie, both the First Instalment and the Final Instalment), the Unpaid Distribution Amount is $2.00, the Exchange Discount is 2.5% and the VWAP is $1.60, then you will receive 65 Australand Property Group Stapled Securities. In all cases, fractions of Australand Property Group Stapled Securities are ignored.	Appendix A, clauses 7.1 and 7.2
Will Australand Property Group Stapled Securities received upon Exchange rank equally with other Australand Property Group Stapled Securities?	Yes.	Appendix A, clause 7.4
Will foreign Holders be treated the same as Australian resident Holders on Exchange?	Subject to the Corporations Act, where the Issuer is not satisfied that all necessary foreign authorisations and statutory requirements are in place, any Australand Property Group Stapled Securities which would otherwise be issued to a foreign Holder on Exchange may be issued instead to a nominee and sold. In these circumstances, the net proceeds will be paid to the foreign Holder.	Appendix A, clause 9.8
If there is a restriction in law, regulation or the Listing Rules relating to the Exchange of my ASSETS, am I eligible to receive Australand Property Group Stapled Securities?	Subject to the Corporations Act, the Issuer may Redeem rather than Exchange your ASSETS if you are restricted in this manner from receiving Australand Property Group Stapled Securities.	Appendix A, clause 9.10


SECTION 3

Redemption and Exchange (continued)

topic	summary	which Section to find more information
How will I be able to realise my investment in ASSETS?	The Issuer will make an application to ASX within seven days of the date of this Offer Document for the listing of Australand ASSETS Trust and for official quotation of ASSETS on ASX. Application has been made for ASSETS to trade under the ASX code AAZCA, but this code has not as yet been confirmed. Once quoted, ASSETS can be purchased or sold on ASX through any stockbroker at the prevailing market price. That price may be higher or lower than the Capital Amount and will depend, among other things, on the level of supply and demand for ASSETS and the amount of accrued but unpaid distributions. If quotation is not granted within three months from the date of this Offer Document, all Application monies will be refunded to Applicants as soon as practicable. No interest will be paid on Application monies refunded.	2.10

Participation and voting rights

topic	summary	which Section to find more information
Do ASSETS carry any participation rights?	ASSETS do not carry a right to participate in any offering of new securities in Australand Property Group unless and until they are Exchanged for Australand Property Group Stapled Securities.	Appendix A, clause 9.2
Do ASSETS carry any voting rights in Australand Property Group?	No. ASSETS do not carry any voting rights in Australand Property Group unless and until they are Exchanged for Australand Property Group Stapled Securities.	Appendix A, clause 9.3

Financial information

topic	summary	which Section to find more information
What financial information relating to Australand ASSETS Trust and Australand Property Group should I take account in making a decision to invest?	Section 5 sets out historical and pro forma financial information in relation to Australand ASSETS Trust and Australand Property Group. This Section also sets out information which is relevant to assessing the distribution coverage ratio in respect of ASSETS Distribution Payments. The financial information in this Section has been reviewed by PricewaterhouseCoopers which has issued an Investigating Accountant's report which is set out in Section 6. Also, as they are disclosing entities, financial information concerning Australand Holdings Limited and Australand Property Trust has been disclosed to the market.	5 and 6

key questions

Risks

topic	summary	which Section to find more information
What are the risks of investing in ASSETS?	There are particular risks associated with investing in ASSETS as well as general risks associated with investing in Australand Property Group. Section 8 provides a summary of these risks.	8

Taxation

topic	summary	which Section to find more information
What are the taxation implications of holding or selling ASSETS?	The taxation implications of holding or selling ASSETS will depend on your individual circumstances. A summary of some of the relevant taxation consequences for Holders is provided in the taxation report from Greenwoods & Freehills Pty Limited contained in Section 9. However, you should obtain your own taxation advice based on your individual circumstances before investing in ASSETS.	9

Other

topic	summary	which Section to find more information
Where can I get more information about ASSETS?	A number of relevant documents are available free of charge from Australand Property Group during the Offer Period. Some of these documents, for example, the Constitution, the Co-operation Deed and the Guarantee Deed, are summarised in Section 10. If, after reading this Offer Document and the other documents, you are unclear in relation to any matter, you should consult your stockbroker, accountant or other financial adviser or call the **Australand infoline** on 1800 452 138.	10
Contact details	For further contact details, see the Corporate Directory at the back of this Offer Document.	Inside back cover

You should read the whole of this Offer Document carefully. If you are unclear in relation to any matter or uncertain as to whether ASSETS are a suitable investment, you should consult your stockbroker, accountant or other financial adviser.




1.
2.
3.

1. Henry Deane Building, Railway Square, Sydney NSW

2. Coward Street, Mascot NSW



4.1 Australand Property Group

Australand Property Group is a diversified property group with a market capitalisation of approximately $1.4 billion. Some of Australand Property Group's controlled entities have been involved in residential property development in Australia for almost 80 years, and Australand Holdings Limited was listed on ASX in June 1997. Australand Property Trust was established in September 2003 and in November 2003 its Units were listed and stapled to shares in Australand Holdings Limited, creating the Australand Property Group.

The Group's activities comprise residential and commercial and industrial property development, through Australand Holdings Limited, and property investment, through Australand Property Trust.

Australand Property Group has a solid track record of growth and profitability. The Group recorded its eighth consecutive profit increase for the year ended 31 December 2004, with revenue from operating activities exceeding $1.2 billion and net profit after tax of $145.1 million.

For the half year ended 30 June 2005 Australand Property Group recorded revenue of $913 million and profit after tax of $89.8 million.

Net profit after tax[1]
$ million



35.8
58.0
68.1
78.1
81.4
90.4
95.2
145.1
146.0[2]
1997
1998
1999
2000
2001
2002
2003
2004
2004
Year ended 31 December
AGAAP
AIFRS

1. *Past performance is not a guide to future performance.*
2. $146.0 million AIFRS net profit after tax is before a $32.9 million one-off write-off of goodwill.

Australand Property Group is pursuing three clear objectives:

1. to increase recurrent investment property income;
2. to reduce exposure to the apartment sector; and
3. to lower the Group's risk profile.

A key milestone in achieving the strategy to increase recurrent earnings and reduce the Group's risk was the restructure of Australand Property Group in 2003 to form a stapled group. To date, three unlisted property trusts managed by Australand Holdings Limited (Australand Wholesale Property Trust, Australand Wholesale Property Trust No. 2 and Australand Wholesale Property Trust No. 3) have been acquired by Australand Property Trust.

The aggregate value of Australand Property Group's investment property portfolio at 31 December 2003 was $374 million. This has increased by $296 million to approximately $670 million at 30 June 2005 following the acquisition of Australand Wholesale Property Trust No. 3 in May 2004, the acquisition of an additional three properties and property revaluations.

It is intended that part of the proceeds of this Offer will ultimately be applied to implement the merger of AWPT4 and AWPT5 with Australand Property Group. This will provide exposure to a further $393 million in investment properties and take the Australand Property Group portfolio value to approximately $1.1 billion.

For the half year ended 30 June 2005, Australand Property Trust contributed approximately 50% of Group net profit before tax, eliminations and unallocated expenses of $135.6 million including a gain on revaluation of investment property of $36.2 million.

Net profit before tax for the half year ended 30 June 2005[1]



Property Investment 23%
Residential 39%
Property Revaluations 27%
Commercial & Industrial 11%

1. Before eliminations and unallocated expenses.

The Group's strategic objective is to increase the level of recurrent investment property income (before property investment revaluations) to 65% of total Group earnings in the medium term by:

- putting forward the Merger Proposal which, if implemented, will result in exposure to a further $393 million in investment property;
- utilising the current pipeline of Commercial and Industrial investment properties;
- future development and third party acquisitions; and
- maintaining the existing capital allocation to development operations, whilst increasing capital allocations to investment property.

4.2 Australand Holdings Limited

Australand Holdings Limited is the property development arm of Australand Property Group comprising two operating divisions:

- Residential; and
- Commercial and Industrial.

4.2.1 Residential division

The Residential division comprises land development, integrated housing and apartment development operations. The Residential division generated gross revenue of $439.4 million for the half year ended 30 June 2005 and a net profit before tax of $52.3 million.

The division has an extensive land and housing pipeline with strong geographic diversification across New South Wales, Victoria, Queensland and Western Australia. As part of its restocking strategy, Australand Property Group has committed over $119 million to the acquisition of new land and housing projects over the last six months.

Since the beginning of 2004, Australand Property Group has progressively reduced its exposure to the apartment sector and aims to reduce the total amount of capital allocated from $633 million at 31 December 2003 to $270 million by the end of 2006. At the beginning of 2005, the Apartments division was merged with the Land and Housing division to form the Residential division to accelerate the rationalisation of the Apartments division and achieve economies of scale.

The Residential division currently has a pipeline of over 11,000 land and housing lots and 2,000 apartments.

4.2.2 Commercial and Industrial division

The Commercial and Industrial division selectively acquires and develops commercial and industrial development sites. Completed properties are either on-sold to Australand Property Trust or sold to third parties. The division also earns income from the provision of development and marketing services to tenants and investors.

In the half year to June 2005, the division generated a net profit before tax of $15.6 million from the construction and sale of 19 pre-committed commercial and industrial projects and land lots in three industrial estates across Brisbane, Sydney, Melbourne and Adelaide.

Over $125 million in investment properties will be completed for Australand Property Trust in 2005 with a further $95 million in properties currently in the pipeline for 2006.

The division has extensive landbanks across New South Wales, Victoria, Queensland, South Australia and Western Australia. Contracts for the acquisition of an additional 142 hectares of industrial land have been entered into in the past six months. There has been a substantial increase in the division's pre-committed commercial and industrial deal pipeline to over 300,000 square metres.

4.3 Australand Property Trust

Australand Property Trust generated a net profit of $67.7 million (including property investment revaluation gains) for the June 2005 half year. Australand Property Trust currently has a portfolio of 27 properties with a weighting of 60% office and 40% industrial. These properties incorporate approximately 360,000 square metres of net lettable area. The portfolio is currently valued at approximately $670 million and is 100% leased. The average lease term of the property portfolio is 7.5 years as at 30 June 2005, weighted by base rent. Major tenants in these buildings include Coles Myer, Commonwealth Government of Australia, Nestlé Australia Limited, TNT, State Government of New South Wales and Cadbury Schweppes.



Australand Property Trust existing portfolio summary

The current property portfolio of Australand Property Trust is set out below.

Property	Major tenant	Valuation $ million[1]
Office		
Corporate Satellite Centre, Mulgrave	Coles Myer	68.4
Building 1D, Rhodes Corporate Park, Rhodes	Nestlé Australia	64.8
Gateway Building, Lee Street, Sydney	Commonwealth Government	59.0
Coward Street, Mascot	TNT Australia	49.0
Building B, Rhodes Corporate Park, Rhodes	National Australia Bank	44.4
Henry Deane Building, Lee Street, Sydney	NSW Government	39.3
Building C, Rhodes Corporate Park, Rhodes	Australand	38.1
Building 10, Church Street, Richmond	Ansell	27.0
Freshwater Place Carpark, Southbank	Australand Car Park Operations	12.9
Subtotal		**402.9**
Industrial		
Greystanes Business Hub, Greystanes	Cadbury Schweppes	37.1
Greystanes Business Hub, Greystanes	Consolidated Paper Industries	25.5
Walters Road, Arndell Park	Exel	24.0
Sharps Road, Tullamarine	Laminex Industries	18.8
Platinum Street, Crestmead	Stramit Industries	17.5
Stanton Road, Seven Hills	National Panasonic	15.5
South Park Drive, Dandenong	Priceline	15.1
Thackray Road, Port Melbourne	Reed Elsevier Australia	14.7
Trade Street, Lytton	Berri	14.0
Annandale Road, Tullamarine	Willow Ware	13.2
Shettleson Street, Rocklea	Amcor Packaging	13.0
Annandale Road, Tullamarine	Star Track Express	11.0
Stanton Road, Seven Hills	ASICS Oceania	10.1
Stradbroke Street, Heathwood	B&R Enclosures	9.9
Coghlan Road, Outer Harbor	Southcorp Wines	7.4
Abernethy Road, Forrestfield	Toll Ipec	7.4
Archimedes Place, Murarrie	HPA	6.8
Annandale Road, Tullamarine	Caterpillar of Australia	6.1
Subtotal		**267.1**
Australand Property Trust portfolio		**670.0**

1. Extracted from the audited financial statements of Australand Property Group for the half year ended 30 June 2005. These amounts have been rounded.



4.4 The Merger Proposal, AWPT4 and AWPT5

The Merger Proposal involves the merger of AWPT4 and AWPT5 with Australand Property Group. This is described in more detail later in this Section.

AWPT4 and AWPT5 collectively hold a portfolio of approximately $393 million of investment properties.

4.4.1 AWPT4

AWPT4 was established in June 2003 and the trust's property portfolio comprises interests in four premium commercial and industrial properties located in Sydney and Melbourne. As at 30 June 2005, the properties were valued at $265.4 million.

Property	Major tenant	Valuation $ million[1]
Freshwater Place Commercial Tower, Southbank (50%)	PricewaterhouseCoopers	139.2
Hartley Street, Smeaton Grange	Coles Myer	52.2
Coward Street, Mascot	Qantas Airways	39.0
Huntingwood Drive, Huntingwood	Coles Myer	35.0
Total		**265.4**

1. Extracted from the audited financial statements of AWPT4 for the half year ended 30 June 2005.

4.4.2 AWPT5

AWPT5 was established in December 2003 and the trust's property portfolio comprises interests in nine industrial properties located in New South Wales, Victoria, Queensland and South Australia. As at 30 June 2005, the properties were valued at $127.5 million.

Property	Major tenant	Valuation $ million[1]
Wonderland Drive, Eastern Creek	LG Electronics Australia	38.1
Wonderland Drive, Eastern Creek	Australia Post	25.5
Queensport Road, Murarrie	Laminex Group	16.5
South Park Drive, Dandenong	INC Corporation	11.4
Bam Wine Court, Dandenong	Bam Wines Logistics	10.2
South Centre Road, Tullamarine	Trapone Corporation	9.8
Boundary Road, Carole Park	Tyre Marketers	8.5
Transport Avenue, Adelaide Airport	LG Electronics Australia	4.4
Viola Place, Brisbane Airport	National Australia Bank	3.2
Total		**127.5**

1. Extracted from the audited financial statements of AWPT5 for the half year ended 30 June 2005.


SECTION 4

4.5 Impact of the proposed merger with AWPT4 and AWPT5 via the Merger Proposal

If the Merger Proposal is implemented, the combined portfolio of Australand Property Trust, AWPT4 and AWPT5 will comprise 40 properties with a total portfolio value of approximately $1.1 billion. The combined portfolio after implementation of the Merger Proposal would have an average lease term to expiry of 8.0 years.

The earnings of the combined portfolio would be underpinned by a high quality tenancy profile including Coles Myer, Nestlé Australia, PricewaterhouseCoopers, Qantas, National Australia Bank, Australia Post, Laminex and LG Electronics. The top 10 tenants of the combined Australand Property Trust, AWPT4 and AWPT5 portfolio would account for approximately 55% of total portfolio income.

Australand Property Trust, AWPT4 and AWPT5 top 10 tenants (by income)


Coles Myer 13.1%
Nestlé Australia 7.5%
Commonwealth Government of Australia 5.5%
PricewaterhouseCoopers 5.1%
Australand Property Group 4.8%
Qantas Airways 4.2%
Laminex Group 3.9%
State Government of NSW 3.8%
LG Electronics Australia 3.8%
Cadbury Schweppes 3.6%

The combined portfolio of Australand Property Trust, AWPT4 and AWPT5 would be geographically diverse, with strategic weightings to the growth markets of NSW and Victoria.

Australand Property Trust, AWPT4 and AWPT5 geographic diversification by value


WA 1%
VIC 34%
NSW 56%
SA 1%
QLD 8%

Australand Property Trust, AWPT4 and AWPT5 sector diversification by value


Industrial 45%
Office 55%

There are four potential outcomes of the Merger Proposal, depending on the approvals obtained.

1. **Both the AWPT4 and the AWPT5 merger proposals are approved by AWPT4 and AWPT5 unitholders and Australand Property Group Stapled Securityholders**

   Subject to the other conditions being satisfied, the Merger Proposal in respect of both AWPT4 and AWPT5 will be implemented.

2. **Only the AWPT4 merger proposal is approved**

   If AWPT5 unitholders do not approve the Merger Proposal but all the other relevant approvals are obtained, subject to the other conditions for the AWPT4 merger proposal being satisfied, only the AWPT4 merger proposal will be implemented.

3. **Only the AWPT5 merger proposal is approved**

   If AWPT4 unitholders do not approve the Merger Proposal but all other relevant approvals are obtained, subject to the other conditions for the AWPT5 merger proposal being satisfied, only the AWPT5 merger proposal will be implemented.

4. **The Merger Proposal is not approved by Australand Property Group Stapled Securityholders or both the AWPT4 and the AWPT5 merger proposals are not approved**

   The merger of AWPT4 and AWPT5 with Australand Property Group will not proceed and the Merger Proposal will not be implemented.

It is expected that the Australand Property Group Entities will have:

- common directors; and
- common business objectives (this will be facilitated by each Australand Property Group Entity being party to the Stapling Deed governing their co-operative relationship).

Australand Property Group will be operated essentially as a single economic entity with two core businesses:

- property development undertaken by Australand Holdings Limited; and
- property investment undertaken by Australand Property Trust, AWPT4 and AWPT5.

There are risks associated with the Merger Proposal which are outlined in Section 8.

4.6 Distribution policy

Distributions from Australand Property Group currently comprise distributions from Australand Property Trust as well as dividends from Australand Holdings Limited. These distributions are currently paid quarterly.

Australand Property Group's current policy is to distribute 100% of Australand Property Trust's distributable earnings (excluding investment property revaluations) and between 80% and 90% of Australand Holdings Limited's profits.

If AWPT4 and AWPT5, or one of them, becomes part of Australand Property Group, the quarterly distribution policy will continue and it is intended that 100% of those trusts' distributable earnings (excluding investment property revaluations) will be distributed.

4.7 Gearing and interest rate management

As at 30 June 2005, 85% of Australand Property Group's debt was fixed or hedged with an average maturity of 5.1 years. It is the current intention of Australand Property Group to maintain hedging over a significant portion of Australand Property Group's interest rate exposure.

On completion of the Offer (assuming the Merger Proposal is implemented) Australand Property Group pro forma Gearing is expected to be approximately 33.4%, compared to Australand Property Group's Gearing of 33.0% as at 30 June 2005. It is the current intention of Australand Property Group to maintain a Gearing ratio in the range of 30% to 45% over the medium to long term, however, this level may fluctuate from time to time.



4.8 Board of Directors and senior management

4.8.1 Board of Directors

Should the Merger Proposal be implemented, the Australand Property Group Entities will have common boards. The majority of all boards, and the Chairman, will be non-executive directors.

Mr Tham Kui Seng,
Chairman, Non-Executive Director
Mr Tham is currently the Chief Corporate Officer of CapitalLand Limited and was formerly the Chief Executive Officer of CapitaLand Residential Limited. Prior to that role he was formerly Chief Operating Officer of Pidemco Land Limited, having joined that company in 1996. Mr Tham holds a Bachelor of Arts (First Class Honours) degree in Engineering Science from Oxford University.

Mr James Glen Service AO,
Deputy Chairman, Non-Executive Director
Mr Service is Executive Chairman of JG Service Pty Ltd, a specialist property consulting company. He serves on the board of a number of public and private companies including as Chairman of ACTEW Corporation Ltd, as a director of Challenger Financial Services Group Ltd and as a non-executive director of CapitalMall Property Trust Management Ltd. Mr Service is a Past National President of the Property Council of Australia and continues to be involved in a number of other government, cultural and community organisations. Mr Service is also Chairman of the Board of AWIL, the trustee of AWPT4 and AWPT5.

Mr Brendan Crotty,
Managing Director
Mr Crotty has been Chief Executive of Australand Property Group since 1990. He joined Australand (then the Land Division of Hooker Corporation Limited) in 1977 where he held a number of general management positions, before becoming Executive General Manager of the Land and Housing Divisions. Prior to 1977, Mr Crotty held senior positions in a property development company and was a partner in a professional firm of surveyors, town planners and civil engineers. Mr Crotty has formal qualifications in surveying, town planning and business administration and has also completed an advanced general management course at IMEDE, Lausanne, Switzerland.

Mr William John Beerworth,
Non-Executive Director
Mr Beerworth is Managing Director of Beerworth & Partners Limited, a corporate advisory firm specialising in strategic consulting, restructures and acquisitions. Mr Beerworth is a solicitor and investment banker and has extensive experience in corporate law and investment banking. He has held a number of senior positions, including director of HSBC Australia Limited, Managing Director of HSBC Australia Corporate Finance Limited, Senior Partner of Mallesons Stephen Jaques and Assistant Secretary of the Commonwealth Attorney-General's Department. Mr Beerworth's formal qualifications include Bachelors degrees in Arts and Law from the University of Sydney, Master of Laws and a Doctor of Juridical Science from the University of Virginia, Master of Commerce from the University of New South Wales and Master of Business Administration from Macquarie Graduate School of Management.

Lt Gen (Ret'd) Winston Choo,
Non-Executive Director
From 1974 to 1992 General Choo served as Singapore's Chief of Defence Force. From 1994 to 1997 he served as Singapore's High Commissioner to Australia and concurrently Ambassador to Fiji. General Choo is currently Singapore's non-resident High Commissioner to Papua New Guinea and South Africa. He is Chairman of Rowsley Ltd, FairVision Pte Ltd, Tridex Pte Ltd, Wow Vision Pte Ltd, Singapore Red Cross Society and a member of the Board of Rowsley Capital Pte Ltd, Foodfare Catering Pte Ltd and Rowsley Ventures Pte Ltd. Formal qualifications include a Master of Arts in History at Duke University, USA and completion of the Advanced Management Programme at Harvard University.

Mr Ian Farley Hutchinson,
Non-Executive Director
Mr Hutchinson has extensive experience in corporate law, having been Senior Partner and Chairman of the National Firm and a Partner of Freehills for 30 years. Mr Hutchinson is Chairman of Global Mining Investments Limited and Hoya Lens Australia Pty Ltd. He is also a director of Zurich Australia Financial Services Limited Group. Mr Hutchinson has also served on advisory and review committees for the Australian Federal Government. Mr Hutchinson holds a Bachelor of Law degree from the University of Sydney.

Mr Kee Teck Koon,
Non-Executive Director
Mr Kee has extensive experience in the property sector. He is the Vice Chairman of CapitaLand Retail Ltd and CapitaLand Commercial and Integrated Development Ltd. He is also the Chief Executive Officer of CapitaLand Financial Ltd, which is the manager of two REITs in Singapore, namely CapitaMall Trust (the first listed REIT in Singapore) and CapitaCommercial Trust Management Limited. Mr Kee holds Bachelors (Honours) and Masters degrees in Engineering Science from Oxford University.

Mr Lui Chong Chee,
Non-Executive Director
Mr Lui has recently been appointed as the Chief Executive Officer of CapitaLand Residential Limited. Prior to this appointment, he was Chief Financial Officer of CapitaLand Limited. He is also a director of Raffles Holdings Limited. Mr Lui was a Managing Director of Citicorp Investment Bank (Singapore) Limited. Mr Lui holds a Master of Business Administration in Finance and International Economics and a Bachelor of Science degree in Business Administration (magna cum laude) from New York University, USA.

4.8.2 Senior management

Peter Burke
Executive General Manager, Residential
Mr Burke has over 35 years experience in the real estate and housing industries, with emphasis on management, marketing and sales. He joined Australand Property Group in April 1996 as State Manager, Victoria and in 1997 was appointed General Manager, Victoria – Land & Housing division. In March 2004, Peter was appointed Executive General Manager, Land and Housing division and in February 2005, the Land and Housing and Apartments Divisions were merged and Mr Burke was appointed Executive General Manager Residential heading up the new Division. Prior to joining Australand, from 1991, Mr Burke held the position of General Manager of Executive Homes and for the 10 years prior was the Victorian Housing Manager for AV Jennings. He is a licensed real estate agent and is a member of the Real Estate Institute of Victoria.

John Thomas
Executive General Manager, Commercial and Industrial
Mr Thomas has over 20 years experience across a broad spectrum of the property industry. He had held senior executive positions across three states with leading international real estate groups prior to joining Australand Property Group in 2003 as General Manager – Business Development and Major Projects. In June 2003, he was appointed Executive General Manager, Commercial and Industrial division and brings to the group substantial experience in the analysis, identification and delivery of commercial, industrial, retail and mixed use development and investment opportunities, plus a successful track record of strategic business management. Mr Thomas holds a Bachelor of Applied Science in Property Resource Management, Land Economics and is a member of the Australian Property Institute.

Philip Beale
Executive General Manager, Business Development
Mr Beale joined Australand Property Group in September 1999 and has had extensive commercial and finance experience in a range of business sectors, most notably property, construction, tourism, and agribusiness. He has over 25 years experience in business development and management from both an operational and corporate perspective. His formal qualifications include a Bachelor of Commerce and a Graduate Diploma in Financial Management.

David Craig
Chief Financial Officer
Mr Craig joined Australand Property Group in September 2003 and has over 30 years of experience in financial management, strategy, mergers and acquisitions. Prior to joining Australand, Mr Craig was Global Transition Finance Leader for IBM Corporation following the acquisition of PwC Consulting, where he held the title of Global Chief Financial Officer, based in Philadelphia, USA. Mr Craig's other posts have included Chief Operations Officer for PricewaterhouseCoopers Australasia and Senior Audit Partner for 15 years, specialising in banking, finance and management. Mr Craig is also a director of Australian Gas Light Company. Mr Craig's professional qualifications include Bachelor of Economics, Fellow of the Institute of Chartered Accountants, Australia and Member of the Finance and Treasury Association.

Michael Newsom
General Counsel
Mr Newsom has over 28 years experience in commercial and corporate law, litigation, capital markets, mergers and acquisitions and corporate administration in large publicly listed companies across the property, building materials, petroleum and financial services industries. Mr Newsom joined Australand Property Group in August 2000, prior to which he was Company Secretary and General Counsel of Pioneer International Limited. He holds both a Bachelor of Arts and Bachelor of Law degrees and is a Solicitor of the Supreme Court of NSW and is also admitted to practice in the Federal and High Courts of Australia.

Phil Mackey
Company Secretary
Mr Mackey has over 23 years experience in both commercial and professional services sectors encompassing company secretarial, corporate governance, compliance, risk management, treasury, audit and accounting activities. Company secretarial has been his direction for the past eight years. Mr Mackey joined Australand Property Group in June 2003. He was formerly Assistant Company Secretary of AMP Limited and held various senior management roles with that organisation over an 11 year period. Prior to AMP, Mr Mackey was a senior audit manager with the international accounting firm of Deloitte Touche Tohmatsu. Mr Mackey holds a Bachelor of Business and a Graduate Diploma in Company Secretarial Practice. He is a Fellow of the Institute of Chartered Secretaries Australia, an Associate of the Institute of Chartered Accountants, Australia and a Member of the Australian Institute of Company Directors.

Chris Warrell
General Manager, Human Resources
Mr Warrell brings over 20 years experience across a broad spectrum of Site, Project and General Management responsibilities with companies including Lend Lease and Cathay Pacific. For the past seven years, Mr Warrell has been focusing on Human Resources. Mr Warrell joined Australand Property Group in October 2004, prior to which he was General Manager, Human Resources for Boral Plasterboard. Mr Warrell holds a Bachelor of Engineering (Civil) Honours.

Tim Collyer
Property Trust Manager
Mr Collyer was appointed Property Trust Manager for the Australand managed trusts in May 2001. Tim has over 17 years experience in property investment, valuation, advisory and funds management (listed and unlisted property trusts). Mr Collyer holds a Bachelor of Business (Property) and a Graduate Diploma in Applied Finance and Investment and is an Associate of the Australian Property Institute and the Securities Institute of Australia.



1
3

/ summary financial information

SECTION




SECTION
5

This Section sets out summary financial information about Australand Property Group, Australand ASSETS Trust and the effect of the Offer and Merger Proposal on Australand Property Group.

For the purpose of the financial information contained in this Section, the term Australand Property Group refers to Australand Holdings Limited and its controlled entities including Australand Property Trust in accordance with Urgent Issues Group (UIG) Consensus View 1013, Consolidated Financial Reports in Relation to Pre-Date-of-Transition Stapling Arrangements.

5.1 Introduction

This Section contains extracts from audited historical financial information of Australand Property Group, in addition to pro forma and forecast financial information that is intended to show the impact on Australand Property Group of the Offer and the Merger Proposal.

Assumptions underlying the preparation of the pro forma and forecast financial information are presented in Sections 5.5 and 5.6 below. The risks to which Australand ASSETS Trust and Australand Property Group's businesses are subject are set out in Section 8 and should be read in conjunction with this Section.

The financial information in this Section includes the following:

- a summary of the historical consolidated income statements of Australand Property Group for the year ended 31 December 2004 and half year ended 30 June 2005;
- a distribution coverage ratio for Australand Property Group for the year ended 31 December 2004 and a pro forma distribution coverage ratio based on the forecast incremental impact on Australand Property Group of the Offer and the Merger Proposal; and
- consolidated balance sheets including the following:
  - an audited consolidated balance sheet of Australand Property Group as at 30 June 2005;
  - a pro forma consolidated balance sheet of Australand Property Group as at 30 June 2005, assuming the Offer is completed (Pro forma ASSETS);
  - a pro forma consolidated balance sheet of Australand Property Group as at 30 June 2005, assuming that the Offer and the Merger Proposal is completed (Pro forma ASSETS + Merger Proposal); and
  - a pro forma consolidated balance sheet of Australand ASSETS Trust as at the Issue Date.

5.1.1 Historical and pro forma financial information

Historical and pro forma information is presented to show the impact on Australand Property Group of the Offer and the Merger Proposal as at 30 June 2005.

The pro forma balance sheets have been derived from the audited financial statements of Australand Property Group for the half year ended 30 June 2005 and audited statement of financial position of AWPT4 and AWPT5 respectively as at 30 June 2005, together with the reviewed adjustments required to restate results in accordance with AIFRS and the transactions and adjustments required to implement the Offer and the Merger Proposal. These pro forma transactions assume that 100% of the face value of ASSETS is paid up at 30 June 2005. That is, the partly paid structure of the Offer is not reflected in the pro formas. The historical and pro forma financial information has been reviewed by the Investigating Accountant.

5.1.2 Forecast and pro forma financial information

Forecast information is presented to show the incremental impact on Australand Property Group's distribution coverage ratio assuming the completion of the Offer and the Merger Proposal. The pro forma distribution coverage ratio based on the forecast incremental impact of the Offer and Merger Proposal does not represent a forecast for Australand Property Group for the year ending 31 December 2006. Potential investors should not draw any inferences from the historical consolidated income statements of the Australand Property Group as past performance is not an indicator of future performance.

The forecast financial information has been derived from the financial forecasts for AWPT4 and AWPT5 on a stand alone basis, together with the transactions and adjustments required to implement the Offer and the Merger Proposal. The forecast financial information and pro forma distribution coverage analysis have been reviewed by the Investigating Accountant.

The year ending 31 December 2006 has been chosen as it is the first full year that all of the investment properties of AWPT4 and AWPT5 are income producing.

The forecasts below are based on best estimate assumptions. While these are considered appropriate, there are many factors which may affect the results of AWPT4 and AWPT5 that are outside of the control of Australand Property Group, or may not be capable of being foreseen or accurately predicted. Accordingly, actual results may vary materially from those forecast.

5.2 Australand Property Group historical income statement

Set out below is a summary of Australand Property Group audited historical consolidated income statement for the half year ended 30 June 2005 and full year ended 31 December 2004.

Consolidated income statement ($000s)	Australand Property Group AIFRS Actual Half year ended 30 June 2005	Australand Property Group AIFRS Actual Year ended 31 Dec 2004
Net profit for the period	90,883	115,755
Net profit attributable to minority interest	(1,062)	(2,622)
Net profit attributable to Australand Property Group Stapled Securityholders	**89,821**	**113,133**
Add back: One-off goodwill impairment[3]	-	32,874
Net profit before one-off goodwill impairment	**89,821**	**146,007**

1. Extracted from the audited financial statements of Australand Property Group for the half year ended 30 June 2005. The result includes net gains from fair value adjustments on investment property of $36.2 million.
2. The AIFRS consolidated income statement for the year ended 31 December 2004 is included in full in the notes to the audited financial statements of Australand Property Group for the half year ended 30 June 2005. As there were no revaluations of investment properties for the period, there are no revaluation gains included.
3. Write-off of goodwill in the year ended 31 December 2004 is a one-off AIFRS adjustment as disclosed in the notes to the audited financial statements of Australand Property Group for the half year ended 30 June 2005. This adjustment has no cash impact.

82 - 4507


SECTION
5

5.3 Distribution coverage ratios and the Guarantee

Set out below is discussion and analysis of ASSETS distribution cover, being the extent to which Australand Property Group's distributable profits covers ASSETS Distribution Payments. An analysis is provided based on actual historical distributable profits of Australand Property Group for the year ended 31 December 2004, and on actual historical distributable profits of Australand Property Group for the year ended 31 December 2004 after adjusting for the impact of the Offer and the Merger Proposal for the full year ending 31 December 2006.

These distribution coverage ratios are relevant because of the Guarantee given by the Australand Property Group Entities, which is discussed below.

Based on an assumed Distribution Rate of 8.1% per annum, the total distribution to all Holders on a fully paid issue of $250 million of ASSETS would be approximately $20.3 million per annum. On this basis, the ASSETS Distribution Payments (for the full year ended 31 December 2004) would have been at least 7.2 times covered by the distributable profit of Australand Property Group as set out in the table below:



Distribution cover ratio ($000s)	Australand Property Group AIFRS Actual Year ended 31 Dec 2004
Net profit before one-off goodwill impairment[1]	**146,007**
Distribution cover assuming $250 million issue of ASSETS	7.2 times

1. Profit available for distribution to Australand Property Group Stapled Securityholders. As there were no revaluations of investment properties for the period, there are no revaluation gains included.

The incremental impact of the Offer and Merger Proposal (assuming it is implemented) to the net profit before one-off goodwill impairment of Australand Property Group is estimated to be $20.8 million[2] for the full year ending 31 December 2006. Taking into account the incremental impact of the Offer and Merger Proposal, the pro forma distribution cover increases to 8.2 times.

2. This incremental impact takes into account the transactions and adjustments required to implement the Merger Proposal and a $250 million Offer at an assumed Distribution Rate of 8.1% per annum. Further detail on the adjustments and transactions underlying the forecast incremental profit are contained in Section 5.5. A breakdown of key forecast items is provided below:

Year ending 31 December 2006 ($000s)	AWPT4	AWPT5	Adjustments – Offer and Merger Proposal	Total
Net rental income	20,440	10,758	-	31,198
Expenses	(633)	(760)	120	(1,273)
EBIT	**19,807**	**9,998**	**120**	**29,925**
Net interest expense	(8,646)	(5,163)	5,985[A]	(7,824)
Tax	-	-	(75)[B]	(75)
Net profit for the period	**11,161**	**4,835**	**6,030**	**22,026**
Less: Australand Property Group's existing interest[C]	-	-	(1,219)	(1,219)
Net profit attributable to Australand Property Group Stapled Securityholders	**11,161**	**4,835**	**4,811**	**20,807**

A Incremental interest saving assuming the cost of the Merger Proposal and the existing debt facilities of AWPT4 and AWPT5 are ultimately refinanced by the net proceeds of the Offer (assumed to be $250 million less costs of $5.7 million) and debt facilities available to Australand Property Group.

B Tax effect of the Offer and Merger Proposal on tax paying entities in the Australand Property Group.

C Relating to income from AWPT4 and AWPT5 that Australand Property Group Stapled Securityholders are currently entitled to through Australand Property Group's existing unitholdings in AWPT4 and AWPT5. Excludes ASSETS distributions for the purpose of the pro forma distribution cover calculation.

No forecast is made as to the distributable profit of Australand Holdings Limited or Australand Property Trust during this period and potential investors should not draw any inferences from the consolidated historical income statements of the Australand Property Group as past performance is not an indication of future performance. Forecasts are made in respect of AWPT4 and AWPT5 in respect of the period ending 31 December 2006 as this is the first full year that all of the investment properties are income producing.

The coverage ratios described above result from the Australand Property Group Entities guaranteeing, on a subordinated and unsecured basis, ASSETS Distribution Payments which become due and payable. This obligation extends to a situation where an ASSETS Distribution Payment is not paid within five Business Days of the relevant Distribution Payment Date and, an Australand Property Group Responsible Entity:

- declares that it will pay or pays a distribution in respect of an Australand Property Group trust; or
- redeems, reduces, cancels, buys back or acquires for any consideration any units of an Australand Property Group trust (except to the extent any such distribution or consideration is fully reinvested in further units or other securities stapled to them),

without the approval of a Special Resolution.

As long as it does not cause a Winding-up Event in respect of an Australand Property Group Entity, a Holder's rights under the Guarantee may be enforced if the debts of Senior Creditors that were due and payable when a Holder's rights under the Guarantee first arose have been paid in full. If the responsible entity of Australand ASSETS Trust ceases to be a related body corporate of Australand Holdings Limited, the Guarantee will only apply in respect of amounts payable on Redemption or Exchange. An Australand Property Group Entity ceases to be bound by the Guarantee if it is de-stapled. Investors should note the other limitations of the Guarantee, as described in Section 3 and Section 10.5.

In addition to the Guarantee, where (as described more fully in Section 10.5) an ASSETS Distribution Payment is not paid within five Business Days after the relevant Distribution Payment Date:

- the Issuer must not, without the approval of a Special Resolution, declare that it will pay, or pay, any distribution on any Ordinary Units or redeem, reduce, cancel, buy-back or acquire for any consideration any Ordinary Units (except to the extent any distribution or consideration is fully reinvested in Ordinary Units); and
- Australand Holdings Limited must not take any such action in relation to Shares,

until the unpaid ASSETS Distribution Payments (up to 12 months worth) are paid.

5.4 Australand Property Group historical and pro forma consolidated balance sheets

This Section sets out:

- the audited consolidated balance sheet of Australand Property Group as at 30 June 2005;
- the pro forma consolidated balance sheet of Australand Property Group as at 30 June 2005, assuming that the Offer is completed (Pro forma ASSETS); and
- the pro forma consolidated balance sheet of Australand Property Group as at 30 June 2005, assuming that the Offer and the Merger Proposal are completed (Pro forma ASSETS + Merger Proposal).


SECTION 5

Consolidated balance sheet AIFRS as at 30 June 2005 ($000s)	Australand Property Group	ASSETS Adjustments	Pro forma ASSETS	Merger Proposal Adjustments	Pro forma ASSETS + Merger Proposal
Current assets					
Cash assets	20,974		20,974	7,438	28,412
Receivables	290,872		290,872	(955)	289,917
Inventories	562,438		562,438	-	562,438
Other assets	8,092		8,092	159	8, 251
Total current assets	**882,376**		**882,376**	**6,642**	**889,018**
Non-current assets					
Inventories	523,959		523,959	-	523,959
Investments accounted for using the equity method	141,400		141,400	-	141,400
Investment properties	651,036		651,036	392,895	1,043,931
Property, plant and equipment	39,845		39,845	-	39,845
Other financial assets	12,715		12,715	(12,715)	-
Intangible assets	-		-	21,152	21,152
Total non-current assets	**1,368,955**		**1,368,955**	**401,332**	**1,770,287**
Total assets	**2,251,331**		**2,251,331**	**407,974**	**2,659,305**
Current liabilities					
Payables	129,041		129,041	14,439	143,480
Derivative financial instruments	6,315		6,315	-	6,315
Provisions	86,105		86,105	2,575	88,680
Land vendor liabilities	34,851		34,851	-	34,851
Total current liabilities	**256,312**		**256,312**	**17,014**	**273,326**
Non-current liabilities					
Interest bearing liabilities	756,937	(244,300)	512,637	387,641	900,278
Deferred tax liabilities	12,360		12,360	-	12,360
Provisions	8,495		8,495	-	8,495
Land vendor liabilities	21,469		21,469	-	21,469
Other liabilities	-		-	186	186
Total non-current liabilities	**799,261**	**(244,300)**	**554,961**	**387,827**	**942,788**
Total liabilities	**1,055,573**	**(244,300)**	**811,273**	**404,841**	**1,216,114**
Net assets	**1,195,758**	**244,300**	**1,440,058**	**3,133**	**1,443,191**
Equity					
Contributed equity	1,081,801		1,081,801	-	1,081,801
Reserves	(4,628)		(4,628)	-	(4,628)
Retained profits	118,585		118,585	3,133	121,718
Total consolidated entity interest	1,195,758		1,195,758	3,133	1,198,891
Minority interest	-	244,300	244,300	-	244,300
Total equity	**1,195,758**	**244,300**	**1,440,058**	**3,133**	**1,443,191**
NTA per Australand Property Group Stapled Security	**$1.37**		**$1.37**		**$1.35**
Gearing[3]	**33.0%**		**22.0%**		**33.4%**

financial information

1. Extracted from the audited financial statements of Australand Property Group for the half year ended 30 June 2005.
2. Details of the transactions and adjustments underlying the preparation of the Pro forma ASSETS information are set out in Section 5.6.1 below.
3. Net interest bearing liabilities divided by total tangible assets (cash adjusted).
4. Details of the transactions and adjustments underlying the preparation of the Pro forma ASSETS + Merger Proposal information are set out in Section 5.6.2 below. The consolidated balance sheets of AWPT4 and AWPT5 as at 30 June 2005 together with the eliminations and adjustments required to reflect the Merger Proposal are set out below:

Consolidated balance sheet AIFRS as at 30 June 2005 ($000s)	AWPT4	AWPT5	Eliminations and adjustments	Merger Proposal adjustments
Current assets				
Cash assets	3,435	4,003	-	7,438
Receivables	3,349	418	(4,722)	(955)
Other assets	112	47	-	159
Total current assets	**6,896**	**4,468**	**(4,722)**	**6,642**
Non-current assets				
Investment properties	265,400	127,495	-	392,895
Other financial assets	-	-	(12,715)	(12,715)
Other assets	816	437	(1,253)	-
Intangible assets	-	-	21,152	21,152
Total non-current assets	**266,216**	**127,932**	**7,184**	**401,332**
Total assets	**273,112**	**132,400**	**2,462**	**407,974**
Current liabilities				
Payables	5,209	3,662	5,568	14,439
Interest bearing liabilities	5,014	5,001	(10,015)	-
Provisions	1,386	1,189	-	2,575
Total current liabilities	**11,609**	**9,852**	**(4,447)**	**17,014**
Non-current liabilities				
Interest bearing liabilities	130,579	62,426	194,636	387,641
Other liabilities	-	186	-	186
Total non-current liabilities	**130,579**	**62,612**	**194,636**	**387,827**
Total liabilities	**142,188**	**72,464**	**190,189**	**404,841**
Net assets	**130,924**	**59,936**	**(187,727)**	**3,133**
Equity				
Contributed equity	117,000	50,000	(167,000)	-
Retained profits	13,924	9,936	(20,727)	3,133
Total equity	**130,924**	**59,936**	**(187,727)**	**3,133**



5.5 Assumptions, transactions and adjustments underlying the preparation of the incremental profit forecast used in determining the pro forma distribution coverage ratio calculation

The incremental profit forecast incorporates the following assumptions, transactions and adjustments in addition to the stand alone forecasts for AWPT4 and AWPT5 for the full year ending 31 December 2006:

- **Merger Proposal** – implementation of the Merger Proposal on 1 October 2005;
- **Offer proceeds** – completion of the Merger Proposal with the net proceeds of the First Instalment from the Offer being applied for this purpose, and the remaining net proceeds of the Offer being applied to reduce Australand Property Group debt. For the purposes of the analysis, these forecast transactions assume that 100% of the face value of ASSETS is paid up. That is, the partly paid structure of the Offer is not reflected in the forecast adjustments;
- **Borrowing costs** – as at 30 June 2005, AWPT4 has debt of approximately $135.6 million. The weighted average interest cost for borrowings for AWPT4 (including margins and fees) for the year ending 31 December 2006 is assumed to be 6.5%. As at 30 June 2005, AWPT5 has debt of approximately $67.4 million, which will increase to $76.9 million upon the completion of expansion of the LG Electronic facilities in Eastern Creek and at Adelaide Airport. The weighted average interest cost for borrowings for AWPT5 (including margins and fees) for the year ending 31 December 2006 is assumed to be 6.9%;
- **Debt refinancing** – refinancing of Group debt (including the existing debt facilities of AWPT4 and AWPT5) at an assumed weighed average rate of 6.15% per annum for the year ending 31 December 2006;
- **Existing AWPT4 and AWPT5 interests** – a reduction in incremental profits arising from the Merger Proposal for Australand Property Group's existing interests in AWPT4 and AWPT5 (6.6% of the issued units of AWPT4 and 10% interest in the issued units of AWPT5 respectively);
- **Net rental income** – rental income includes net rental income and other income earned from the AWPT4 and AWPT5 properties. Forecast net rental income is based on current leases. Factors taken into account include an assessment of likely market conditions, competing property vacancy rates, inflation levels, lease incentives that may be necessary and capital expenditure. Potential adjustments from straight-lining of operating lease income have not been included as the impact is not material and would not impact distributions;
- **Property expenses** – an individual assessment of both recoverable and non-recoverable expenses for each property has been made to determine the basis of the net rental income forecast for each property and an appropriate factor
- **Property acquisitions and sales** – it is assumed that the property portfolios of AWPT4 and AWPT5 remain unchanged during the period until 31 December 2006, except for the expansion of LG Electronics properties at Eastern Creek and Adelaide Airport (both properties in AWPT5) where $8.8 million will be spent during this period. The net revenue and finance costs for this expansion have been included in the forecasts;
- **Investment properties** – investment properties are revalued to fair value at acquisition date. No revaluation gains or losses, except for the fair value adjustments on acquisition, have been assumed for the year ending 31 December 2006 and consequently there is no impact on the income statement. There are no forecasts of future valuations of properties as there is no reasonable basis to make forecasts in relation to future capitalisation rates, property yields or general market conditions, all of which are outside the control of Australand Property Group;
- **Synergies** – forecast net operating cost synergies of approximately $0.5 million for the year ending 31 December 2006 that relate to AWPT4 and AWPT5 as stand alone entities will not be incurred by Australand Property Group following the implementation of the Merger Proposal, net of estimated operating costs related to Australand ASSETS Trust of $0.35 million per annum;
- **Swap contracts** – that existing swap contracts in place for AWPT4 and AWPT5 will be closed out with the hedges incorporated in the Australand Property Group hedging program. The cost associated with the termination of these arrangements is assumed to be immaterial based on current prices;
- **Taxation** – it has been assumed that AWPT4 and AWPT5 will be managed so that the concessions available under current income tax legislation will be applicable and consequently AWPT4 and AWPT5 will not be liable for income tax. It is specifically assumed that the non-remeasurement income of AWPT4 and AWPT5 will be fully distributed each year. An income tax rate of 30% in relation to taxable profits of Australand Property Group arising from the Offer and Merger Proposal is assumed.

5.6 Pro forma adjustments underlying the preparation of Australand Property Group pro forma consolidated balance sheets

5.6.1 Pro forma adjustments underlying the Pro forma ASSETS

The Pro forma ASSETS incorporates the following pro forma transactions as if they had taken place at 30 June 2005:

- the transactions relating to Australand ASSETS Trust referred to in Section 5.9;
- application of the proceeds of the loan made by Australand ASSETS Trust to Australand Property Trust to reduce Australand Property Group debt; and

- the elimination of the loan from Australand ASSETS Trust to Australand Property Trust on consolidation of Australand Property Group.

These pro forma transactions assume that 100% of the face value of ASSETS is paid up at 30 June 2005. That is, the partly paid structure of the Offer is not reflected in the Pro forma ASSETS.

5.6.2 Pro forma adjustments underlying the Pro forma ASSETS + Merger Proposal

The Pro forma ASSETS + Merger Proposal incorporates the following pro forma transactions as if they had taken place at 30 June 2005:

- the Pro forma ASSETS transactions referred to in Section 5.6.1 above;
- funding of the Merger Proposal and refinancing of existing borrowings of AWPT4 and AWPT5 using debt facilities available to Australand Property Group;
- premium on acquisition of units in AWPT4 and AWPT5 of $10.9 million and estimated costs associated with the Merger Proposal of $10.3 million recognised as goodwill on acquisition in the Australand Property Group consolidated balance sheet;
- consolidation of net assets as at 30 June 2005 of $130.9 million for AWPT4 and $59.9 million for AWPT5 to Australand Property Group. This includes additional investment properties collectively valued at $392.9 million as at 30 June 2005 to Australand Property Group as supported by independent valuations; and
- various eliminations on consolidation including elimination of Australand Property Group's existing interests in AWPT4 and AWPT5 (6.6% and 10% respectively), and write-off of capitalised borrowing costs in AWPT4 and AWPT5 upon refinancing of debt facilities.

5.7 General assumptions underlying the preparation of the financial information

International Financial Reporting Standards

From 1 January 2005, Australand Property Group must comply with the Australian equivalent of International Financial Reporting Standards (AIFRS) issued by the Australian Accounting Standards Board. Accordingly, the audited historical financial statements of Australand Property Group for the half year ended 30 June 2005 have been prepared in accordance with AIFRS.

AWPT4 and AWPT5 are required to comply with AIFRS from 1 July 2005. Accordingly, audited financial information has been prepared in accordance with Accounting Standards as they apply to these entities for the full year ended 30 June 2005. Adjustments have been made to restate these results in accordance with AIFRS, which have been reviewed by the Investigating Accountant.

Compliance with Accounting Standards

The historical, pro forma and forecast financial information in this Section has been prepared in accordance with Accounting Standards issued by the Australian Accounting Standards Board, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act. The historical, pro forma and forecast financial information are presented in an abbreviated form in so far as they do not comply with all the disclosures required by Accounting Standards applicable to annual reports prepared in accordance with the Corporations Act.

It has been assumed that there are no changes in Accounting Standards prior to 31 December 2006 which will have a material impact on the forecast and pro forma financial information in this Section.

Legislation

It is assumed that there are no changes in federal, state or local government laws, regulations or policies that will have a material impact on the forecast and pro forma financial information in this Section.

5.8 Principal accounting policies

The following is a summary of the significant accounting policies adopted in the preparation of financial statements of Australand Property Group, AWPT4 and AWPT5.

A) Basis of preparation of financial statements

The financial statements are prepared on the basis of historical costs as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

B) Principles of consolidation

i. Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries and controlled entities of Australand Holdings Limited, including Australand Property Trust and its controlled entities and the results of all subsidiaries and controlled entities. Its subsidiaries and controlled entities are referred to in this Section as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.



ii. Associated entities, partnerships and joint venture entities
Investments in associated entities, partnerships and joint venture entities are accounted for in the consolidated financial statements using the equity method. Under this method, the Group's share of the profits or losses of associates, partnerships and joint venture entities is recognised in the consolidated statement of financial performance, and its share of movements in reserves is recognised in consolidated reserves. Associates are those entities over which the Group exercises significant influence, or joint control, but not control.

Unrealised gains/(losses) resulting from transactions with associates and joint ventures are eliminated to the extent of the Group's interest.

iii. Joint ventures
Joint venture operations
The proportionate interests in the assets, liabilities and expenses of a joint venture operation are incorporated in financial statements under the appropriate headings.

Joint venture entities
The interest in a joint venture partnership is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing the joint venture partnership and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture partnership on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

C) Revenue recognition

Property development and land sales
Revenue is recognised on property development projects on settlement. Revenue is recognised for land sales where there is a signed unconditional contract for sale.

Construction contracting
Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense immediately. Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

Rental income
Rental income from operating leases is recognised in income on a straight-line basis over the lease term. Rental income relating to straight-lining is included as a component of the net gain from fair value adjustments on investment property. An asset is recognised to represent the portion of operating lease income in a reporting period relating to fixed increases in operating lease rentals in future periods. Such assets are recognised as a component of the carrying amount of investment properties in the balance sheet.

D) Investment properties

Investment properties
Investment properties comprise investment interests in land and buildings held for long term rental yields and not occupied by the Group. Investment properties are carried at fair value, representing open market value determined annually by external valuers, with 50% of properties valued in the first half of each year and the balance in the second half.The carrying amount of investment properties recorded in the balance sheet includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods. Changes in fair values are recorded in the income statement as part of other income.

Investment properties under development
Investment properties under development are valued at the lower of cost and recoverable amount. An independent valuation is undertaken at practical completion of each investment property in order to assess a property's on completion value.

E) Property, plant and equipment

Property occupied by Australand Property Group is carried at cost. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. Net gains and losses on disposal of plant and equipment are brought to account in determining the results for the period. The expected useful lives of plant and equipment are two to five years. The expected useful life of property is 40 years.

F) Valuation of inventories

Inventories comprising land, land and housing, integrated land and housing, medium density, highrise developments and commercial and industrial developments are carried at the lower of cost and net realisable value. Cost includes the cost of acquisition, development and borrowing costs incurred during development. When development is completed, borrowing costs are expensed as incurred.

G) Trade receivables

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all

amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

H) Acquisitions of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer below). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

I) Goodwill

Goodwill represents excess of cost of an acquisition over fair value of the Group's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested for impairment annually and is carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

J) Trade and other creditors

Trade and other creditors represent liabilities for goods and services provided prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

K) Land vendor liabilities

Where the Group enters into unconditional contracts with land vendors to purchase properties for future development that contain deferred payment terms, these liabilities are discounted to their present value at the consolidated entity's cost of capital. The discount rate used as at 30 June 2005 was 7.50% (2004: 7.50%).

L) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

M) Lease incentives

Prospective lessees may be offered incentives as an inducement to enter into non-cancellable operating leases. These incentives may take various forms including upfront cash payments, rent free periods, or a contribution to certain lessee costs such as fit out costs or relocation costs. As these incentives are repaid out of future lease payments, they are recognised as an asset in the consolidated balance sheet as a component of the carrying amount of investment properties and amortised over the lease period.

N) Employee entitlements

i. Wages, salaries and annual leave

Liabilities for employee entitlements to wages and salaries, annual leave and other current employee entitlements are accrued at non-discounted amounts calculated on the basis of future wage and salary rates including on-costs.

ii. Long service leave

Liabilities for other employee entitlements which are not expected to be paid or settled within 12 months of balance date are accrued in respect of all employees at present values of future amounts expected to be paid, based on a projected weighted average increase in wage and salary rates. Expected future payments are discounted using interest rates on national government securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

iii. Superannuation

Contributions to the Australand Superannuation Plan are charged as an expense as the contributions are paid or become payable.

iv. Share-based payments

Share-based compensation benefits are provided to employees via the Australand Property Group Employee Option Plan and an employee share scheme. The fair value of options granted is determined at grant date and recognised as an expense with a corresponding increase in equity over their vesting period. For share options granted before 7 November 2002 and/or vested before 1 January 2005 no expense is recognised in respect of


SECTION 5

these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

O) Borrowings and borrowing costs

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between proceeds (net of transaction costs) and redemption is recognised in the income statement over period of the borrowings using effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowing costs incurred for construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for intended use or sale. Other borrowing costs are expensed.

The capitalisation rate used to determine the amount of borrowing costs to capitalise is the weighted average interest rate applicable to the entity's outstanding borrowings during the year.

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous Australian GAAP (AGAAP) in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP transaction costs were excluded from the amounts disclosed in the financial statements. Under AIFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group was immaterial.

P) Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, nature of the item being hedged. The Group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Q) Taxation

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the notional income tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Australand Holdings Limited and its wholly owned Australian controlled entities have formed a consolidated group for taxation purposes.

Australand Property Trust, AWPT4 and AWPT5
Under current income tax legislation, Australand Property Trust, AWPT4 and AWPT5 are not liable for income tax, provided that the taxable income is fully distributed each year including any taxable capital gain derived from the sale of an asset.

R) Earnings per security

i. Basic earnings per stapled security
Basic earnings per stapled security is determined by dividing the net profit after income tax attributable to the Australand Property Group Stapled Securityholders, excluding any costs of servicing equity other than ordinary securities, by the weighted average number of Australand Property Group Stapled Securities outstanding during the half year, adjusted for bonus elements in Australand Property Group Stapled Securities, if any, issued during the half year.

ii. Diluted earnings per stapled security
Diluted earnings per stapled security adjusts the figures used in the determination of basic earnings per stapled security by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary securities and the weighted average number of securities assumed to have been issued for no consideration in relation to the dilutive potential ordinary securities.

S) Dividends

Provision is made for the amount of any dividend declared on or before the end of the half year but not distributed at balance date.

5.9 Pro forma statement of financial position of Australand ASSETS Trust

The following pro forma consolidated statement of financial position of Australand ASSETS Trust as at the Issue Date has been prepared incorporating the following assumptions:

- the issue of 2,500,000 ASSETS, at the Issue Price raising $250 million;
- estimated issue costs of $5.7 million which are offset against the gross proceeds of the Offer; and
- loan of the net proceeds of the Offer, being $244.3 million to Australand Property Trust.

These pro forma transactions assume that 100% of the Face Value is paid up at the Issue Date. That is, the partly paid structure of the Offer is not reflected in the Pro forma ASSETS consolidated balance sheet.

As at Issue Date ($000s)	Pro forma Australand ASSETS Trust
Current assets	
Loan receivable	-
Total current assets	**-**
Non-current assets	
Loan receivable	244,300
Total non-current assets	**244,300**
Total assets	**244,300**
Equity	
Contributed equity	244,300
Total equity	**244,300**

Financial

Services Guide



PricewaterhouseCoopers
Securities Limited
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
Sydney NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone: +61 2 8266 0000
Facsimile: +61 2 8266 9999

The Directors
Australand Holdings Limited
Australand Property Limited as Responsible Entity for the
Australand Property Trust and the Australand ASSETS Trust
(together, the Directors)
Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

2 August 2005

Subject: Investigating Accountant's report on historical and forecast financial information

Dear Sirs

We have prepared this report on the historical financial information of Australand Property Group, the pro forma financial information of Australand ASSETS Trust, and the historical and forecast financial information of Australand Wholesale Property Trust No. 4 (AWPT4) and Australand Wholesale Property Trust No. 5 (AWPT5) for inclusion in a Product Disclosure Statement dated on or about 2 August 2005 (the Offer Document) relating to the issue of units in Australand ASSETS Trust (the Offer).

Expressions defined in the Offer Document have the same meaning in this report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services Licence under the Corporations Act 2001 (Cth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services Licence.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's report (the Report) covering the following Financial Information:

Historical Financial Information

a) the consolidated income statement of Australand Property Group for the year ended 31 December 2004 and the half year ended 30 June 2005;

b) the historical distribution coverage analysis for Australand Property Group for the year ended 31 December 2004;

c) the pro forma distribution coverage analysis for Australand Property Group assuming the completion of the Offer and the Merger Proposal; and

d) the historical balance sheets of Australand Property Group, AWPT4 and AWPT5 as at 30 June 2005 and the pro forma balance sheet of Australand Property Group as at 30 June 2005 which assumes the completion of the Offer and the Merger Proposal.

(collectively the Historical Financial Information)

Forecast Financial Information

a) the forecast consolidated income statements of AWPT4 and AWPT5 for the year ending 31 December 2006; and

b) the pro forma balance sheet of Australand ASSETS Trust which assumes the completion of the Offer.

(collectively, the Forecast Financial Information).

This Report has been prepared for inclusion in the Offer Document. We disclaim any assumption of responsibility for any reliance on this Report or on the Financial Information to which it relates for any purposes other than for which it was prepared.

Scope of review of Historical Financial Information

The Historical Financial Information set out in Section 5 of the Offer Document has been extracted from the audited financial statements of Australand Property Group for the year ended 31 December 2004 and the half year ended 30 June 2005, and for AWPT5 for the year ended 30 June 2005, which were audited by PricewaterhouseCoopers that issued unmodified audit opinions on the respective financial statements, and for AWPT4 for the year ended 30 June 2005, which were audited by KPMG that issued an unmodified audit opinion.

The Historical Financial Information incorporates such adjustments as the Directors considered necessary to reflect the operations of Australand Property Group going forward, which have been limited to the adjustments arising from the implementation of Australian equivalents to International Financial Reporting Standards (AIFRS). The directors of the relevant entities are responsible for the preparation of the Historical Financial Information, including determination of the adjustments.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the audited consolidated income statements of Australand Property Group for the relevant historical periods;
- a review of work papers, accounting records and other documents;
- a review of the adjustments made to the historical profit and loss statements;
- a review of the assumptions used to compile the pro forma balance sheet;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Australand Property Group, AWPT4 and AWPT5 disclosed in Section 5 of the Offer Document; and
- enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review statement on Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the pro forma balance sheet of Australand Property Group as at 30 June 2005 has not been properly prepared on the basis of the pro forma transactions;
- the pro forma transactions do not form a reasonable basis for the pro forma balance sheet; or
- the Historical Financial Information, as set out in Section 5 of the Offer Document does not present fairly:
  a) the adjusted historical consolidated income statements of Australand Property Group for the year ended 31 December 2004 and half year ended 30 June 2005;
  b) the historical distribution coverage of Australand Property Group for the year ended 31 December 2004;
  c) the pro forma distribution coverage analysis for Australand Property Group assuming the completion of the Offer and the Merger Proposal; and
  d) the adjusted balance sheets of Australand Property Group, AWPT4 and AWPT5 as at 30 June 2005 and the pro forma balance sheet of Australand Property Group as at 30 June 2005,

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Australand Property Group, AWPT4 and AWPT5 disclosed in Section 5 of the Offer Document.

Scope of review of Forecast Financial Information

The directors of Australand Holdings Limited and Australand Property Limited are responsible for the preparation and presentation of the Forecast Financial Information, including the best estimate assumptions, which include the pro forma transactions, on which they are based. Our review of the best estimate assumptions underlying the Forecast Financial Information was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports".

Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary so as to adequately evaluate whether the best estimate assumptions provide a reasonable basis for the Forecast Financial Information.

These procedures included discussion with the directors and management of Australand Holdings Limited and Australand Property Limited and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that the best estimate assumptions do not provide a reasonable basis for the preparation of the Forecast Financial Information and whether, in all material respects, the Forecast Financial Information is properly prepared on the basis of the assumptions and are presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies of the AWPT4, AWPT5 and the Australand ASSETS Trust disclosed in Section 5 of the Offer Document so as to present a view of the AWPT4, AWPT5 and Australand ASSETS Trust which is consistent with our understanding of their past, current and future operations.

The Forecast Financial Information has been prepared by the directors of Australand Holdings Limited and Australand Property Limited to provide investors with a guide to the Entities' potential future financial performance based upon the achievement of certain economic, operating, development and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of Forecast Financial Information. Actual results may vary materially from the Forecast Financial Information and the variation may be materially positive or negative. Accordingly, investors should have regard to the investment risks set out in Section 8 of the Offer Document.

Our review of the Forecast Financial Information that is based on best estimate assumptions is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Forecast Financial Information included in the Offer Document.

Review statement on the Forecast Financial Information

Based on our review of the Forecasts, which is not an audit, and based on an investigation of the reasonableness of the best estimate assumptions giving rise to the Forecasts, nothing has come to our attention which causes us to believe that:

a) the best estimate assumptions set out in Section 5 of the Offer Document do not provide a reasonable basis for the preparation of the Forecast Financial Information;

b) the Forecast Financial Information is not properly prepared on the basis of the best estimate assumptions and presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AWPT4 and AWPT5 disclosed in Section 5 of the Offer Document;

c) the Forecast Financial Information is unreasonable;

d) the pro forma balance sheet of Australand ASSETS Trust has not been properly prepared on the basis of the pro forma transactions; or

e) the pro forma transactions do not form a reasonable basis for the pro forma balance sheet of Australand ASSETS Trust.

The underlying assumptions are subject to significant uncertainties and contingencies often outside the control of Australand Property Group. If events do not occur as assumed, actual results and distributions achieved by AWPT4, AWPT5 and Australand ASSETS Trust may vary significantly from the Forecast Financial Information. Accordingly, we do not confirm or guarantee the achievement of the Forecast Financial Information, as future events, by their very nature, are not capable of independent substantiation.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of Australand Property Group, AWPT4, AWPT5 and Australand ASSETS Trust have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this issue other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

Financial Services Guide

We have included our Financial Services Guide as Appendix A to our Report. The Financial Services Guide is designed to assist retail clients in their use of any general financial product advice in our Report.

Yours faithfully

Bob Prosser

Authorised Representative of
PricewaterhouseCoopers Securities Ltd

PRICEWATERHOUSECOOPERS

APPENDIX A

PRICEWATERHOUSECOOPERS SECURITIES LTD

FINANCIAL SERVICES GUIDE

This Financial Services Guide is dated 2 August 2005

1. About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence 244572) (PwC Securities) has been engaged by Australand Holdings Limited and Australand Property Limited to provide a report in the form of an Investigating Accountant's Report (the Report) in relation to the Financial Information for inclusion in the Offer Document dated 2 August 2005.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2. This Financial Services Guide

This Financial Services Guide (FSG) is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3. Financial services we are licensed to provide

Our Australian Financial Services Licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

4. General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5. Fees, commissions and other benefits we may receive

PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees are based on hourly rates and are disclosed in Section 10.

Directors or employees of PwC Securities, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6. Associations with issuers of financial products

PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business. PricewaterhouseCoopers is the auditor of Australand Property Group and AWPT 5.

7. Complaints

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service (FICS), an external complaints resolution service. You will not be charged for using the FICS service.

8. Contact details

PwC Securities can be contacted by sending a letter to the following address:

Bob Prosser
PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
GPO Box 2650
SYDNEY NSW 1171

82-4507

82-4507



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7.1 Fees and expenses of the Offer

The table below shows the fees and expenses payable by Australand ASSETS Trust in relation to the Offer. The fees shown below exclude GST, if any (unless otherwise stated). You should read all the information about fees and expenses, as it is important to understand their impact on your investment. The fees and costs may be deducted from your money or from the return on your investment or the fund assets as a whole.

Fee	Quantum	How and when paid
Management and selling fee (a fee for managing the Offer)	Management fee of 0.9% and selling fee of up to 1.5% of the gross proceeds of the Offer. An additional incentive fee of 0.25% of the gross proceeds is payable at the discretion of the Issuer acting reasonably and in good faith. Assuming the Offer proceeds are $250 million, the split between retail and Institutional Investors is 60:40, and the incentive fee is payable, the quantum of the fee will be $4.96 million.	Paid to the Joint Lead Managers out of Australand ASSETS Trust. 65% of the management and incentive fees will be payable on the Business Day immediately preceeding the Issue Date and the balance on 31 March 2006. The Joint Lead Managers will be responsible for payment of selling fees to co-managers and Participating Brokers.
Expense recoveries relating to the Offer	$0.74 million	Paid to various parties including lawyers, accountants and other providers of professional services, ASIC, ASX and printers out of Australand ASSETS Trust. Such amounts are generally paid on presentation of invoices.

7.2 Ongoing fees and expenses of Australand ASSETS Trust

The table below shows ongoing fees and expenses payable by Australand ASSETS Trust. The fees shown below exclude GST, if any (unless otherwise stated). You should read all the information about fees and expenses, as it is important to understand their impact on your investment. The fees and costs may be deducted from your money or from the return on your investment or the fund assets as a whole.

Type of fee or cost	Quantum	How and when paid
Management fee	The Issuer is entitled to be paid a management fee equal to its reasonable estimate of its costs including all overheads, whether incurred directly by the Issuer or reimbursed by the Issuer to any of its related bodies corporate, in relation to the proper performance of its duties in respect of Australand ASSETS Trust for which it is not otherwise reimbursed under an expense recovery right. The budget for these costs is $100,000 per annum.	The fee is payable either out of Australand ASSETS Trust assets or under an indemnity from Australand Property Trust in the Co-operation Deed upon demand at any time costs are incurred.

Type of fee or cost	Quantum	How and when paid
Expenses incurred by the Issuer	All expenses incurred by the Issuer in relation to the proper performance of its duties in respect of Australand ASSETS Trust are payable or reimbursable. This includes expenses associated with the ongoing administration of Australand ASSETS Trust including the preparation of taxation returns and accounting records and the convening and holding of meetings of Holders. The budget for these costs is $250,000 per annum.	On demand, either out of Australand ASSETS Trust assets or under an indemnity from Australand Property Trust in the Co-operation Deed.

7.3 Ongoing fees and costs of Australand Property Group

These fees and costs presently relate only to Australand Property Trust. Should the Merger Proposal proceed, they will apply also to AWPT4 and AWPT5. You should read all the information about fees and expenses, as it is important to understand their impact on your investment. The fees and costs may be deducted from your money or from the return on your investment or the fund assets as a whole.

Type of fee or cost	Quantum	How and when paid
Application Fee	An Australand Property Group Responsible Entity is entitled to be paid by an applicant in respect of each application for units a fee of 2% of the application monies. A worked example of the fee payable is set out below. This fee is not presently charged by Australand Property Trust, and there is no present intention to charge the fee in that trust or in AWPT4 or AWPT5, should the Merger Proposal proceed.	Application fees are deducted from the value of the application monies and paid to the Australand Property Group Responsible Entity on application.
Management Fee	An Australand Property Group Responsible Entity is entitled to be paid a management fee equal to its reasonable estimate of its costs, including all overheads and whether incurred directly by the Australand Property Group Responsible Entity or reimbursed by the Australand Property Group Responsible Entity to any of its related bodies corporate, in providing its services as responsible entity for which it is not otherwise reimbursed under an expense recovery right. The budget for these costs is: • for Australand Property Trust $1.5 million; • for AWPT4 $100,000; and • for AWPT5 $100,000, per annum (assuming the Merger Proposal is implemented).	The fee is payable to the Australand Property Group Responsible Entity out of the assets of the relevant Australand Property Group trust upon demand at any time costs are incurred, whether or not these costs have been paid. As the Australand Property Group Responsible Entity is owned indirectly by unitholders in the same proportion as they hold units in an Australand Property Group Trust, a unitholder does not incur a net loss as a result of any such payment.


SECTION 7

7.3 Ongoing fees and costs of Australand Property Group (continued)

Type of fee or cost	Quantum	How and when paid
Acquisition Fee	1.5% of the acquisition price of properties acquired by an Australand Property Group trust, either by direct purchase or indirectly through an acquisition of units or other interests in a trust. A worked example of the fee payable is set out below.	Payable to an Australand Property Group Responsible Entity out of the assets of the relevant Australand Property Group trust following acquisition. As the Australand Property Group Responsible Entity is owned indirectly by unitholders in the same proportion as they hold units in an Australand Property Group trust, a unitholder does not incur a net loss as a result of any such payment.
Expenses incurred by an Australand Property Group Responsible Entity	All expenses incurred by an Australand Property Group Responsible Entity in relation to the proper performance of its duties in respect of an Australand Property Group trust are payable or reimbursable. This includes expenses associated with the ongoing administration of the trust including the preparation of taxation returns and accounts of the trust and the convening and holding of meetings of holders. The budget for these costs is: • for Australand Property Trust $1.01 million; • for AWPT4 $272,000; and • for AWPT5 $235,000, per annum (assuming the Merger Proposal is implemented).	Payable to an Australand Property Group Responsible Entity out of the assets of the relevant Australand Property Group trust as they are incurred.

Worked example of Application Fee and Acquisition Fee

Fee or cost	Quantum	Fee
Application Fee	2%	$500 (assuming an investment in an Australand Property Group Trust of $25,000)[1]
Acquisition Fee	Assume that the acquisition price of a property is $10 million	$150,000

1. It is not possible to acquire units in an Australand Property Group trust in isolation. This example does not take into account application fees payable in respect of other trusts in the Australand Property Group.

7.4 GST

If the Issuer or an Australand Property Group Responsible Entity is or becomes liable to pay GST on fees or expenses not described in this Offer Document as GST inclusive, it is entitled to be reimbursed out of Australand ASSETS Trust or Australand Property Group trust assets (as the case may be) for the amount of GST. Both the Issuer and an Australand Property Group Responsible Entity may incur GST on costs incurred during the course of operations and may not be entitled to a full credit for such GST. However, these entities should be entitled to a reduced input tax credit of 75% of the GST incurred on most costs and fees, including responsible entity fees, registry fees and certain administrative costs.

7.5 General

Having regard to the fact that Australand Property Trust is, Australand ASSETS Trust will be and if the Merger Proposal is implemented, AWPT4 and AWPT5 will also be, listed managed investment schemes, the ongoing fees and costs tables above do not include any fees in the nature of establishment fees, withdrawal fees, termination fees, switching fees or adviser service fees, as they are not applicable.

It is not possible to acquire units in an Australand Property Group trust in isolation. This example does not take into account application fees payable in respect of other trusts in the Australand Property Group

82-4507


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1. 130 Sharps Road, Tullamarine VIC

2. 61 Stradbroke Drive, Heathwood QLD


Section
8

Before applying for ASSETS, you should consider whether ASSETS are a suitable investment for you. You should be aware that there are risks associated with an investment in ASSETS and Australand Property Group generally, many of which are outside the control of the Issuer and its directors, including the risk factors set out in this Section and other matters mentioned in this Offer Document.

Given ASSETS may be Exchanged at a later date, this Section also discusses the risks associated with an investment in Australand Property Group and Australand Property Group Stapled Securities. This Section specifically considers risks associated with the Merger Proposal.

8.1 General risks

8.1.1 Changes in economic, financial and insurance market conditions

Movements in Australian and international stock markets, changes in interest rates, inflation and inflationary expectations, the Australian and international investment markets, overall economic and political conditions, investor perceptions and other factors may affect the demand for, and price of ASSETS and Australand Property Group Stapled Securities. Investors should be aware that there are risks associated with any investment in securities and that the prices of securities can go down as well as up.

Australand Property Group operates in the property sector. Economic conditions, including employment and immigration levels, may adversely affect the level of development opportunities and profitability as well as property prices and rental returns.

Market conditions may lead to increases in the pricing or availability of insurance products, which may affect the profitability of Australand Property Group. Acts of terrorism, war and events of force majeure may affect projects of, or properties owned by, Australand Property Group and insurance may not fully cover these risks.

8.1.2 Changes in laws and government policy

Changes in government legislation and policy in those jurisdictions in which Australand Property Group operates, in particular changes to taxation laws, may affect the future earnings, asset values and the relative attractiveness of investing in ASSETS or Australand Property Group Stapled Securities. In addition, an investment in ASSETS may involve tax considerations that may differ for each Holder. Each prospective investor is encouraged to seek professional tax advice in connection with any investment in ASSETS.

You should be aware that future changes in Australian taxation law including changes in the interpretation or application of the law by the courts or taxation authorities in Australia, may affect the taxation treatment of ASSETS or Australand Property Group Stapled Securities, or the holding and disposal of ASSETS or Australand Property Group Stapled Securities. This may provide grounds for the Issuer to Redeem or Exchange ASSETS.

8.2 Risks associated with investing in ASSETS

Set out below are the general risks associated with an investment in ASSETS. In particular these risks arise from the nature of ASSETS and their terms of issue.

8.2.1 Market price and liquidity

The Issuer is not able to predict the market price or liquidity of ASSETS. The market price of ASSETS may be more sensitive than Australand Property Group Stapled Securities due to changes in interest rates, and ASSETS could trade on ASX at a price below the Capital Amount. The market for ASSETS may be less liquid than the market for Australand Property Group Stapled Securities. Changes in the stock market rating of Australand Property Group Stapled Securities relative to other quoted securities, especially those of listed property trusts and property developers, may occur.

8.2.2 Non-payment of distributions

While ASSETS Distribution Payments are expected to be paid, payment is subject to there being sufficient income in Australand ASSETS Trust.

In certain circumstances, Holders may rely on the Guarantee for any shortfall. However, prospective Holders should have regard to the limitations on the Guarantee as noted in Section 8.2.4. There is therefore no assurance that Holders will receive ASSETS Distribution Payments on their ASSETS holdings.

8.2.3 Distribution Rate

The Distribution Rate payable on ASSETS is calculated for each Distribution Period by reference to the Market Rate, which is floating and is influenced by a number of factors. The Distribution Rate will fluctuate, both increasing and decreasing, over time with movement in the Market Rate. There is a risk that the Market Rate will fall significantly, impacting adversely on the Distribution Rate.

8.2.4 Guarantee subordination

Under the Guarantee, Holders rank behind secured and unsubordinated creditors of an Australand Property Group Entity. Accordingly, if a Guarantor is wound up, Holders will only have a right to receive payment after all secured creditors and all unsecured and unsubordinated creditors have been paid in full. Holder approval is not required for Australand Property Group to raise senior debt.

In the event of a shortfall of funds on a Winding-up, there is a risk that Holders will not receive the Capital Amount or the Unpaid Distribution Amount.

8.2.5 Redemption/Exchange at the Issuer's option

The Issuer has the right to Redeem or Exchange all or some of a Holder's ASSETS in certain circumstances. The timing or occurrence of Redemption or Exchange may not accord with the preference of individual Holders and may be disadvantageous in light of market conditions or individual circumstances.

Depending on the number of Australand Property Group Stapled Securities which are issued on Exchange and the terms of the constitutions of the Australand Property Group Entities at the time of Exchange, the approval of Australand Property Group Stapled Securityholders to the Exchange and/or to changes to the constitutions to enable Exchange to occur may be required. There is no guarantee that these approvals will be obtained.

8.2.6 Investment and repayment of capital and other amounts

It is intended that the Redemption Amount will be repaid out of the proceeds of the repayment of the loan to Australand Property Trust. Australand Property Trust is obliged to subscribe for additional Ordinary Units to make up the shortfall between the capital amount payable on the loan and the Redemption Amount. If there is a default in respect of the repayment of the loan or the obligation to subscribe for securities, Holders may have to rely on the Guarantee to make up any shortfall. In considering the value of the Guarantee, prospective Holders should have regard to the risks described in Section 8.2.4.

8.2.7 New securities

The Issuer is entitled to issue further ASSETS or Ordinary Units without the approval of Holders. Australand Property Group may issue securities which rank ahead of ASSETS. No prediction can be made as to the effect, if any, of future issues of securities on the market price or liquidity of ASSETS.

8.3 Risks associated with investing in Australand Property Group

Holders will be exposed to risks associated with Australand Property Group's business activities and (particularly in the event of Exchange) Australand Property Group Stapled Securities. The price at which Australand Property Group Stapled Securities and ASSETS will trade on ASX or SGX-ST will be affected by stock market participants' view of these risks.

8.3.1 Property market risks

Australand Property Group earnings are subject to property market conditions. Changes in the property market may affect the value of the assets that comprise Australand Property Group's portfolio, which could in turn affect the performance of the Group. Increases in supply or falls in demand in any of the sectors of the property market in which Australand Property Group operates or invests could influence the acquisition of sites, the timing and value of Australand Property Group's sales, the renewal and replacement of leases and the carrying value of projects and investment properties and this could affect earnings.

The demand for property and listed property securities may change as investor preferences for particular sectors and asset classes change. The demand for property as an asset class changes over time and can be influenced by general economic factors such as interest rates and stock market cycles. The market for land, housing and apartments in certain geographic areas in which Australand Property Group operates may slow down and parcels of land may become difficult to obtain. Market sentiment may be influenced by media commentary and observations by industry analysts. Market sentiment has a significant influence on the confidence of Australand Property Group's clients and their propensity to buy residential properties. Perception may have a larger short term influence on project enquiry levels and rates of sale than medium term factors such as the likelihood of oversupply or undersupply in some market segments. Although project rates of sale may not have a significant influence on the profitability of individual projects in the medium/long term, a decline in market sentiment, which reduces rates of sale, could adversely influence the amount of profit that can be brought to account in a particular financial period.

There is also a risk of competitive pressure from existing or new buildings, which may affect the ability to secure lease renewals, retain tenants, and obtain tenants, and competitive pressure forcing lower sale prices for land and houses in the estates or delays in the timing of such sales.

8.3.2 Land values

Unanticipated factors affecting the value of land or development costs, including the ability to procure tenants, timing and rental paid, demand for property from investors, expenses in operating, refurbishing and maintaining properties, timing of receipt of sale proceeds, environmental issues, native title claims, land resumptions and major infrastructure developments might impact on future earnings. If Australand Property Group is not able to negotiate lease extensions with existing tenants at the end of lease terms, or replace the leases on expiry with leases of equivalent rates, there may be a significant impact on the income of the Group and the value of that particular property.

8.3.3 Property values

Unanticipated factors influencing the value of investment properties or the realisable value of development trading stock of Australand Property Group, such as those listed below, could impact on future earnings.

- Changes in the capitalisation rates that are considered appropriate by professional valuers, for the investment properties held by Australand Property Group.
- Changes in the conditions of town planning consents applicable to Australand Property Group projects, as a consequence of the unpredictable nature of council policies.


SECTION
8

- Variances in the cost of development as a consequence of the imposition of levies by state and local government agencies.
- The presence of previously unidentified threatened flora and fauna species, which may influence the amount of developable land on major projects.
- The activities of resident action groups.
- Native title claims.
- Land resumptions for roads and major infrastructure, which cannot be adequately offset by the amount of compensation eventually paid.

8.3.4 Interest rates

Increases in interest rates could have the effect of reducing the availability or increasing the cost of finance for the purchase of properties by Australand Property Group's customers. Interest rates also impact on Australand Property Group's cost of funds. As at 30 June 2005, 85% of Australand Property Group's debt was fixed or hedged for an average maturity of 5.1 years.

8.3.5 Funding

Changes in the availability and cost of current and future borrowings will impact on Australand Property Group's earnings and may impact distributions. Australand Property Group utilises borrowings in its operations and is therefore exposed to availability of credit facilities and the terms of them. Any unforeseen capital expenditure requirements may also increase Australand Property Group's funding costs.

8.3.6 Inflation and construction costs

Higher than expected inflation rates generally or specific to the building industry could be expected to increase operating costs and development costs. These cost increases may be offset by increased selling prices or rents. A number of contracts and projects are entered into on the basis of cost estimates, which could prove to be insufficient because of unforeseen circumstances. Labour and materials costs may be higher than anticipated resulting in increased expenditure by Australand Property Group.

8.3.7 Environmental

The discovery of, or incorrect assessment of costs associated with, environmental contamination on any of Australand Property Group's projects could have an adverse effect on the profitability and timing of receipt of revenue from that project. Australand Property Group's policy is to undertake environmental due diligence on any property before acquisition.

8.3.8 Climatic conditions

Prolonged adverse weather conditions may result in delays in construction and marketing and possibly deferral of revenue and profit recognition.

8.3.9 Counterparties

Parties with whom Australand Property Group has dealings may experience financial or other difficulties with consequential adverse effects for the relevant project or asset.

8.3.10 Subcontractors

Various risks may arise from Australand Property Group's use of subcontractors in developments. They may fail to perform the contract, become insolvent in the course of a project or have insufficient indemnity insurance to cover any potential claim that may arise against them.

8.3.11 Industrial disputes

Industrial disputes which affect the supply of building materials, subcontractors and independent builders engaged to undertake construction on Australand Property Group development sites may impact on Australand Property Group's earnings.

8.3.12 Litigation

In the ordinary course of business, Australand Property Group becomes involved in litigation, some of which falls within the Group's insurance arrangements. Whilst the outcomes are uncertain, these contingent liabilities are not considered to be material to Australand Property Group. A claim has been made by 85 owners of certain interest in the Sovereign Australis Hotel on the Gold Coast seeking to avoid their obligations under various contracts for sale. Australand Property Group has been advised that it has strong prospects of successfully defending this claim.

8.3.13 Occupational health and safety

Occupational health and safety issues may result in increased costs and industrial action, giving rise to penalties, prosecutions and compensation claims.

8.3.14 Regulatory risk

Changes in government and local government regulations and policies (including government land development, public housing and first home-buyer assistance and tenancy laws) and delays in the granting of approvals or the registration of subdivision plans may affect the amount and timing of Australand Property Group's future profits.

8.3.15 Taxation

Changes in income tax, GST or stamp duty legislation or policy, particularly in regard to residential housing, property development activity and investment in investment properties may adversely affect Australand Property Group's profit. Any removal of the concessions for individuals in respect of capital gains tax or relating to negative gearing of investment properties could have an adverse effect on Australand Property Group's sales or the value of its investments.



Due to the nature of the Group's development operations, which can involve complex financing structures and joint venture arrangements, the Australian Taxation Office (ATO) periodically reviews and queries the taxation treatment of various transactions, which could result in additional tax being levied.

8.3.16 Quality and workmanship

There is a risk that Australand Property Group may fail to fulfil its statutory and contractual obligations in relation to the quality of its materials and workmanship, including warranties and defect liability obligations.

8.3.17 Human resources

The loss of key management personnel who have particular expertise in property development, construction, marketing of investment properties or management may influence future earnings.

8.3.18 Tenant solvency

Insolvency or financial distress of tenants of Australand Property Group's investment properties (including where tenants default on their rental or other lease obligations) may result in a capital loss or a reduction of income to Australand Property Group.

8.3.19 Rental market

Changes in market conditions for rental properties, including vacancy rates, incentive levels and rental rates may impact on the income received from Australand Property Group's investment properties.

8.3.20 Rental guarantees

Australand Holdings Limited has given rental guarantees in connection with a number of properties developed and sold by it. Whilst Australand Property Group has made contingency provisions for its exposure under these guarantees based on its assessment of the rental demand for the properties, it is possible that market conditions will deteriorate, or that for other reasons, any of the relevant properties will not be leased at the rentals or within the period assumed in calculating the relevant contingency provisions. This may result in expenses being incurred by Australand Property Group in excess of the relevant contingency proportions that have been made by Australand Property Group, which may have a material negative impact on future earnings of Australand Property Group.

8.3.21 Time delay

Development approvals, slow decision making by counterparties, complex construction specifications, changes to design briefs, legal issues and other document changes may give rise to delays in completion, loss of revenue and cost over-runs. Delays in completion may, in turn, result in liquidated damages and termination of lease agreements and pre-sale agreements.

Other time delays that may arise in relation to construction and development include supply of labour, scarcity of construction materials, lower than expected productivity levels, inclement weather conditions, land contamination, difficult site access or industrial relations issues.

Objections raised by community interest groups, environmental groups and neighbours may also delay the granting of planning approvals or the overall progress of a project.

8.3.22 Other significant risks

Other risks that may arise in relation to Australand Property Group include, but are not limited to:

- risks associated with Australand Property Group's expenses being greater or revenues being less than anticipated, reducing the amount available for distribution;
- a reduction in market prices for established residential housing, which may reduce the value realised by customers from the sale of their property and affect their capacity to purchase residential land and completed houses. This could be expected to be reflected in reduced rates of sale and lower selling prices for Australand Property Group's products; and
- in addition to the impact on annual sales, any downward changes in prices for residential land and new housing may also be reflected in changes in the valuation of Australand Property Group's land holdings with consequential effects on its reported profits.

8.4 Risks associated with the Merger Proposal

8.4.1 Change in nature of earnings

The Merger Proposal will continue changing the nature of Australand Property Group's business operations away from reliance on property development earnings to a point where there is a weighting towards property investment earnings. The risk/return profile associated with property investment is different from that of property development. Whilst the risks associated with property investment are generally lower, so too are the returns.

8.4.2 Risk that the Merger Proposal does not proceed with AWPT4 and AWPT5

If AWPT4 unitholders and/or AWPT5 unitholders do not vote in favour of the merger proposals, or one of the other conditions precedent to the merger of AWPT4 or AWPT5 with Australand Property Group fail, the financial impact of the Merger Proposal will be different, and some of the benefits of the Merger Proposal may not occur.

The summary of risks in this Section is not exhaustive and you should read this Offer Document in its entirety and consult your stockbroker, accountant or other financial adviser before deciding whether to apply for ASSETS.


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1. 22-28 Bam Wine Court, Dandenong VIC
2. Runaway Lagoons, Coombabah QLD
3. 1D Homebush Bay Drive, Rhodes NSW

Greenwoods & Freehills

2 August 2005

The Directors
Australand Property Limited
as Responsible Entity of the Australand ASSETS Trust
Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Dear Directors

Australand Subordinated Step-up Exchangeable Trust Securities ("ASSETS")
Taxation implications for Holders

We have been requested by Australand Property Limited as the responsible entity of the Australand ASSETS Trust ("Issuer") to prepare a taxation report for inclusion in the product disclosure statement dated on or about 2 August 2005 ("Offer Document") in relation to the issue of ASSETS.

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such. This report outlines the general Australian taxation implications for Australian residents who successfully subscribe for ASSETS (each a "Holder") and who hold ASSETS on capital account. We have not addressed the tax treatment for Holders who hold ASSETS on revenue account or as trading stock as part of a securities trading business.

As the tax consequences to Holders will depend on their own facts, Holders should seek independent advice in relation to their particular circumstances.

This report is based on the Australian income tax law in force and the practices of the Australian Taxation Office ("ATO") applicable as at the date of this letter. Unless otherwise indicated, references to legislative provisions are to the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth).

We are not licensed to provide financial product advice under the Corporations Act. Taxation is only one of the matters that must be considered when making a decision on a financial product. Any investor should, before acting on this material, consider taking advice from a person who is licensed to provide financial product advice under the Corporations Act.

Capitalised terms not elsewhere defined refer to defined terms in the Offer Document. All references to the Issuer are to Australand Property Limited in its capacity as responsible entity of the Australand ASSETS Trust.

9.1 Treatment of distributions on the ASSETS

Distributions (including any Optional Distribution Payments) on the ASSETS will constitute assessable income to Holders.

As ASSETS are units in a trust, the taxation treatment of Holders will be governed by the provisions of the income tax law which relate to the taxation of beneficiaries of trusts.

Broadly speaking, Holders will be assessable on distributions in the year in which the relevant income was earned by the Trust. For example, it is expected that the first distribution payable will be assessable to Holders in their tax year of income ending 30 June 2006, given that the first distribution will relate to income derived by the Australand ASSETS Trust in the period to 30 June 2006.

As with any trust, it is possible, but unlikely given the intended operation of the Australand ASSETS Trust, that a Holder may have taxable income of an amount greater or lesser than the amount of a distribution.

Accordingly, the taxable income of the Australand ASSETS Trust of an income year which is assessable to Holders may exceed the amount that is distributed to Holders in respect of that income year. For instance, where a payment or payments made by the Australand ASSETS Trust are not tax deductible.

Alternatively, where a distribution exceeds the Holder's share of taxable income of the Australand ASSETS Trust, the excess may not be immediately assessable but the cost base of the Holder's ASSETS will be reduced by the excess for the purposes of calculating any capital gain or loss on disposal of the ASSETS.

The Issuer will provide distribution statements to Holders that will specify the tax treatment of particular distributions and the tax year to which they relate.

In our opinion, the above basis for Holders returning assessable income from the ASSETS should not be disturbed by the application of the "accruals" basis of taxation of "qualifying securities" prescribed by Division 16E of the Income Tax Assessment Act 1936.

9.2 Treatment of disposal, Redemption, Exchange or Resale of ASSETS

In certain circumstances, ASSETS may be Redeemed for cash. The Issuer may also elect in certain cases to procure the sale of the ASSETS to a third party for an amount such that the net proceeds of sale (together with other amounts payable by the Issuer) are at least equal to those that would have been payable had Redemption occurred ("Resale").

Alternatively, ASSETS may be Exchanged for Australand Property Group Stapled Securities.

If, as expected, the ASSETS are listed on ASX, Holders will be able to freely sell their ASSETS at the prevailing market price.

Section 26BB of the Income Tax Assessment Act 1936 should not apply on the disposal of ASSETS, as the ASSETS are units in a unit trust and should therefore not be regarded as a "traditional security".

The taxation consequences of these disposal alternatives are dealt with below.

9.2.1 Redemption or Resale

If the Issuer Redeems the ASSETS for cash or Resells ASSETS, a taxable gain will arise equal to the excess of the Redemption Amount or sale proceeds (as applicable) over the cost base of the ASSETS to the Holder.

In the case of a gain on Redemption which is referable to any Unpaid Distribution Amount (including any Final Distribution Payment and any Make-Up Distribution Amount), we consider that this reflects part of the anticipated return to the Holder on the ASSETS and therefore, the amount will be assessable income within ordinary concepts, rather than a capital gain.

Any gain arising on a Resale procured by the Issuer should generally be regarded as a capital gain in the hands of a Holder.

To the extent that part of any capital gain has been included in assessable income within ordinary concepts, the capital gain will be reduced by this amount.

The cost base or reduced cost base of ASSETS respectively should include the amount paid to acquire ASSETS (when issued by the Issuer and paid by way of the First Instalment and the Final Instalment or purchased on-market) as well as the incidental costs (eg, broker fees) associated with the acquisition and disposal of ASSETS.

If ASSETS have been owned for at least 12 months prior to their sale, a Holder may be entitled to receive discount capital gains tax treatment in respect of any gain arising on disposal of ASSETS. The discount percentage is applied to the amount of the capital gain after offsetting any current year or carry forward capital losses. The discount percentage is 50% for Holders who are individuals or individual beneficiaries of a trust (where the trustee is a Holder), and is 33 1/3% for Holders who are complying superannuation entities. Companies do not qualify for discount capital gains tax treatment.

Holders who dispose of their ASSETS within 12 months of acquiring them will not receive discount capital gains tax treatment.

9.2.2 Exchange for Australand Property Group Stapled Securities

Where ASSETS are Redeemed as part of the Exchange of ASSETS for Australand Property Group Stapled Securities, there will be a disposal of ASSETS for an amount equal to the Redemption Amount, incorporating the Exchange Discount. The proceeds received will exceed the Face Value of the ASSETS (as it will include an amount attributable to the Exchange Discount). Therefore, Holders who acquire ASSETS under the Offer should realise a capital gain on Exchange. Holders who acquire ASSETS otherwise than under the Offer may realise a taxable gain if the proceeds received exceed the cost base of the ASSETS to the Holder. A Holder may be entitled to discount capital gains tax treatment in respect of any resulting capital gain in the same manner as discussed in 9.2.1 above.

In the case of a gain which is referable to any Unpaid Distribution Amount, we consider that this reflects part of the anticipated return to the Holder on the ASSETS and therefore, the amount will be assessable income within ordinary concepts, rather than a capital gain.

To the extent that part of any capital gain has been included in assessable income within ordinary concepts, the capital gain will be reduced by this amount.

We consider that no capital gains tax "roll-over" could apply at the time of Exchange to disregard any capital gain that arises.

The Holder should adopt a cost base in Australand Property Group Stapled Securities equal to the amount applied in subscribing for the Australand Property Group Stapled Securities (ie, the proceeds received).

For the purpose of applying the CGT discount provisions to any later sale of Australand Property Group Stapled Securities, the acquisition date of the component securities comprising the Australand Property Group Stapled Securities will be the date of Exchange.

9.2.3 Sale of ASSETS on ASX

A Holder may have a capital gain or capital loss on the sale of ASSETS on ASX.

To the extent that the capital proceeds received by a Holder on the sale of ASSETS exceeds the cost base of ASSETS, the excess would constitute a capital gain in the hands of the Holder. Conversely, a capital loss will arise on a sale of ASSETS equal to the amount by which the sale proceeds are less than the reduced cost base of ASSETS.

A Holder may be entitled to discount capital gains tax treatment in respect of any resulting capital gain in the same manner as discussed in 9.2.1 above.

9.3 Holding Australand Property Group Stapled Securities

Where the Issuer elects to exchange ASSETS for Australand Property Group Stapled Securities, Holders will be entitled to receive a variable number of Australand Property Group Stapled Securities. Assuming the Merger Proposal proceeds the Australand Property Group Stapled Securities will comprise units in Australand Property Trust, shares in Australand Holdings Limited and units in AWPT4 and AWPT5. The income tax consequences of holding Australand Property Group Stapled Securities are broadly set out below.

9.3.1 Distributions from Australand Property Trust, AWPT4 and AWPT5

a) Income

Australand Property Trust, AWPT4 and AWPT5 are not liable to tax, provided Australand Property Group Stapled Securityholders are presently entitled to all of the income of Australand Property Trust, AWPT4 and AWPT5.

An Australand Property Group Stapled Securityholder will include in the Australand Property Group Stapled Securityholder's assessable income their share of the net income of Australand Property Trust, AWPT4 and AWPT5 for tax purposes as advised by the responsible entity of each entity.

Where a distribution from Australand Property Trust, AWPT4 and AWPT5 exceeds the Australand Property Group Stapled Securityholder's share of the net income of Australand Property Trust, AWPT4 and AWPT5 for tax purposes, the excess may not be immediately taxable but will (unless it relates to the distribution of a discount capital gain) reduce the cost base and reduced cost base of the units in Australand Property Trust, AWPT4 and AWPT5 held by the Australand Property Group Stapled Securityholder (this excess is often called the "tax deferred" component of the distribution). Once the Australand Property Group Stapled Securityholder exhausts the Stapled Securityholder's cost base in the Australand Property Trust, AWPT4 and AWPT5 units, the tax deferred component of distributions will give rise to an immediate capital gain.

Certain Australand Property Group Stapled Securityholders may be eligible for the CGT discount in respect of such capital gains (refer to 9.2.1 above).

Australand Property Group Stapled Securityholders must include in their assessable income each year the taxable component of the distributions from Australand Property Trust, AWPT4 and AWPT5 to which they are entitled in respect of that year, even if the Australand Property Group Stapled Securityholder does not receive them until after year end or the distributions are reinvested.

b) Net capital gains included in distributions

To the extent that a net capital gain is included in the net income of Australand Property Trust, AWPT4 or AWPT5 for tax purposes, the Australand Property Group Stapled Securityholder will be regarded as having derived a capital gain equal to their proportionate share of such net capital gain. However, where discount capital gains treatment has been applied in calculating the net capital gain at the level of Australand Property Trust, AWPT4 or AWPT5, the Australand Property Group Stapled Securityholder will initially be required to gross-up the amount of the net capital gain (ie, effectively, reverse the effect of the discount). This is required in order that the appropriate capital gains tax treatment may be applied in accordance with the particular tax profile of the Australand Property Group Stapled Securityholder (ie, with respect to the application of any capital losses and discount capital gains treatment).

9.3.2 Dividends from Australand Holdings Limited
An Australand Property Group Stapled Securityholder's assessable income will include any dividends and the amount of any franking credits attached to dividends paid by Australand Holdings Limited. Where franking credits are included in an Australand Property Group Stapled Securityholder's assessable income, they will generally be entitled to a corresponding tax offset.

To the extent that franking credits are generated and attached to Australand Holdings Limited's dividends, to be generally eligible for the franking credit and tax offset, the Australand Property Group Stapled Securityholder must have held the shares "at risk" for at least 45 days (not including the date of acquisition or the date of disposal). This rule should not apply to an Australand Property Group Stapled Securityholder if they are an individual whose tax offset entitlement (on all shares and interests in shares held) does not exceed $5,000 for the income year in which the franked dividend is paid.

Where the Australand Property Group Stapled Securityholder is an individual, a complying superannuation entity or a registered charity (in certain circumstances), they will generally be entitled to a refund to the extent that the franking credits attached to their dividends exceed their tax liability on all of their income for the income year.

Where the Australand Property Group Stapled Securityholder is a company, any franked dividends they receive will generally give rise to a franking credit in the Australand Property Group Stapled Securityholder's franking account.

9.4 PAYG taxpayers
Holders will derive their return by the receipt of ASSETS Distribution Payments, Optional Distribution Payments, a gain on the issue of Australand Property Group Stapled Securities or a Redemption Amount.

Under the Pay As You Go ("PAYG") regime, the Issuer must, subject to certain limited exceptions, withhold an amount from ASSETS Distribution Payments or Optional Distribution Payments on the ASSETS at the highest individual marginal rate plus the Medicare Levy (currently an aggregate of 48.5%) unless a Holder provides their TFN, ABN or relevant exemption. Holders will be entitled to claim a tax credit in their tax returns in respect of any tax which is withheld.

Accordingly, it is recommended that Holders consider providing their TFN, ABN or exemption notification to the Issuer or their securities dealer to avoid the application of the PAYG provisions. Practically, there should not be a need for non-residents to quote a TFN.

9.5 Goods and Services Tax
Holders should not be liable to GST in relation to their holding or disposal of ASSETS.

Yours faithfully

Greenwoods & Freehills Pty Limited

GREENWOODS & FREEHILLS PTY LIMITED

/ additional information


SECTION 10






You should be aware of a number of other matters that have not been addressed in detail elsewhere in this Offer Document. This Section gives details of the availability of certain other important documents and a summary of some of these documents that are relevant for your investment decision. In addition, the consents of experts, disclosure of directors' interests, applications to regulators and certain other prescribed details in respect of the Offer have been set out in this Section.

10.1 Availability of documents

Australand Holdings Limited and Australand Property Trust are disclosing entities for the purposes of section 111AC(2) of the Corporations Act, and Australand Property Group Stapled Securities are currently continuously quoted securities for the purposes of sections 713 and 1013FA. Australand Holdings Limited and Australand Property Trust are therefore subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. Since it is intended that ASSETS will be quoted on ASX, Australand ASSETS Trust will also become a disclosing entity. AWPT4 and AWPT5 are not presently covered by the continuously quoted securities disclosure but will become disclosing entities if the Merger Proposal is implemented. Disclosing entities are required to notify ASX on a continuous basis of information about specific events and matters as they arise for the purpose of ASX making the information available to the stock market conducted by ASX. In particular, Australand Property Group has, and Australand ASSETS Trust, AWPT4 and AWPT5 will have, an obligation under the Listing Rules (subject to certain limited exceptions) to notify ASX once they are, or become, aware of any information concerning Australand Property Group, Australand ASSETS Trust, AWPT4 or AWPT5 which a reasonable person would expect to have a material effect on the price or value of Australand Property Group Stapled Securities and ASSETS. A disclosing entity is required to prepare and lodge with ASIC and ASX annual and half yearly financial statements accompanied by a directors' declaration and report. An auditor's report accompanies the annual financial statement. Copies of documents lodged in relation to Australand Property Group, AWPT4, AWPT5 and Australand ASSETS Trust may be obtained from, or inspected at, an office of ASIC.

The Issuer will provide a copy of the following documents, free of charge, to any person who requests a copy during the Offer Period:

- the financial statements of Australand Property Group and its controlled entities for the year ended 31 December 2004 and half year ended 30 June 2005 (being the most recent annual and half year financial report); and
- any other document or financial statement lodged by Australand Property Group with ASIC or ASX under the continuous disclosure reporting requirements in the period after the half year ended 30 June 2005 and before lodgement of this Offer Document with ASIC, being 2 August 2005:

Date	Announcement
22 July 2005	2005 half year results briefing
27 July 2005	Property portfolio
27 July 2005	Results briefing half year ended 30/06/05
27 July 2005	Delivers sound profit for June 2005 half year
27 July 2005	Half yearly reports & accounts

Copies of the above documents may be obtained by request from Australand Property Group by calling the **Australand infoline** on 1800 452 138 (Monday to Friday, 8.30am to 5.30pm).

The financial statements and other documents lodged by Australand Property Group with ASIC or ASX are also available on Australand Property Group's website www.australand.com.au.

The following documents will be available for inspection at the Issuer's registered office, Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138, during the Offer Period:

- Constitution and Australand ASSETS Trust compliance plan;
- Australand Holdings Limited Constitution and proposed replacement constitution should the Merger Proposal proceed;
- Australand Property Trust Constitution and compliance plan and proposed amendments to the constitution should the Merger Proposal proceed;
- AWPT4 Constitution and compliance plan and proposed amendments to the constitution should the Merger Proposal proceed;
- AWPT5 Constitution and compliance plan and proposed amendments to the constitution should the Merger Proposal proceed;
- Stapling Deed and proposed new Stapling Deed for the Merger Proposal;
- Co-operation Deed;
- Loan Deed Poll;
- Guarantee Deed; and
- Offer Management Agreement.

10.2 Summary of rights and liabilities attached to ASSETS and Australand Property Group Stapled Securities

The rights and liabilities attaching to ASSETS are determined by the Constitution, the Terms, the applicable law and the Listing Rules. The Terms are set out in full in Appendix A and a summary of the Terms appears in Section 1. The following is a summary of the rights and liabilities attaching to ASSETS arising from the Constitution. The Australand Holdings Limited Constitution, the Australand Property Trust Constitution, the AWPT4 Constitution and the AWPT5 Constitution are subject to replacement or amendment should the Merger Proposal be implemented. The Australand Holdings Limited Constitution and the Australand Property Trust Constitution in their current form, as well as the proposed changes, are described below. A summary of the AWPT4 Constitution and the AWPT5 Constitution, should the Merger Proposal be implemented, also appears in this Section 10.2. The summaries below are not exhaustive of the rights and liabilities attaching to ASSETS or Australand Property Group Stapled Securities.

10.2.1 The Constitution

Australand ASSETS Trust is a registered managed investment scheme and Australand Property Limited is the responsible entity of Australand ASSETS Trust. The main rules governing the operation of Australand ASSETS Trust are set out in the Constitution. The Corporations Act, exemptions and declarations given by ASIC, the Listing Rules (subject to waivers) and the general law of trusts are also relevant to the rights and obligations of Australand Property Limited and of Holders and holders of Ordinary Units (in this Section referred to as "members").

The main provisions of the Constitution that deal with the rights and obligations of members are:

- **Units:** The beneficial interest in Australand ASSETS Trust is divided into units. There are only two classes of units (Class), being Ordinary Units and ASSETS. Subject to the Constitution and unit terms, a fully paid unit confers an equal undivided interest in Australand ASSETS Trust's assets. Each partly paid unit confers an interest of the same nature, less the amount remaining to be paid up on that unit. All units in a Class rank equally.
- **ASSETS:** The Constitution provides for ASSETS to be issued partly paid.
- **Ordinary Units:** The Constitution provides for the issue of Ordinary Units at $1 each.
- **Issue price:** Subject to the Listing Rules and any relevant ASIC relief, the Constitution gives the Issuer some discretion to determine the issue price of ASSETS in the future, such as on proportionate offers to all Holders, placements and reinvestments of distributions. On reinvestment of distributions, the issue price for ASSETS is between 90% and 100% of the weighted average market price of ASSETS during the 10 Business Days from the day on which ASSETS go ex entitlement to the distribution, as determined by the Issuer.
- **Income:** Holders are entitled to a share in Australand ASSETS Trust's income proportionate to their paid up holding based on the Market Rate plus a Margin (initially set by the Bookbuild and potentially subject to the Re-marketing Process outlined below). The Distributable Income of Australand ASSETS Trust is determined by the Issuer pursuant to Constitution. Unless distributions are required to be reinvested, the Issuer will pay them within 11 Business Days of the end of the relevant period (or such later date as the Issuer determines, up to a maximum of 20 Business Days). The Distribution Periods are quarterly (except the first and last such periods).
- **Term:** Australand ASSETS Trust is perpetual.
- **Transfer:** ASSETS and Ordinary Units may be transferred in accordance with the Constitution. ASSETS will be quoted on ASX.
- **Partly paid ASSETS and forfeiture:** The Issuer may issue partly paid ASSETS on such terms and conditions as it determines. When instalments of the Issue Price become payable, payment may not be waived and interest may be payable until the payment is made. When Australand ASSETS Trust terminates, the whole of the unpaid Issue Price is payable immediately. If the Holder of a partly paid ASSETS fails to pay in full any instalment on or by the date specified, they will be served with a notice stating a new due date. Failure to comply with that notice may result in forfeiture of the ASSETS and the attaching rights.
- **Issuer Exchange and Redemption:** The Issuer may Redeem some or all of ASSETS for their Capital Amount (plus any Unpaid Distribution Amount), or Exchange some or all of ASSETS for Australand Property Group Stapled Securities, with the approval of each Australand Property Group Entity, in specified circumstances (see Section 3).

  In the case of Retiring Holders the Issuer has the option, instead of Redeeming or Exchanging ASSETS, to sell those ASSETS to a third party for a net amount (together with any amounts paid by the Issuer) at least equal to that which would have been payable had Redemption occurred ("Resell" or "Resale" as appropriate).




On Exchange, the Issuer will Redeem the relevant ASSETS for an amount equal to the Capital Amount plus any Unpaid Distribution Amount (subject to an Exchange Discount) and, in accordance with the Co-operation Deed, cause the Australand Property Group Entities to allot to the Holder the number of Australand Property Group Stapled Securities calculated under the Terms.

- **Holder Redemption:** A Holder may initiate a Redemption of their ASSETS by giving a Holder Realisation Notice to the Issuer in the following limited circumstances:
  a) a breach by the Issuer or the Australand Property Group Entities of restrictions imposed where there has been a Non-payment Event; or
  b) a Winding-up Event occurs with respect to an Australand Property Group Entity or, while the Issuer is a related body corporate of Australand Holdings Limited, Australand ASSETS Trust.
- **Re-marketing Process:** The Margin is subject to adjustment after three years, either by way of a one-off fixed Step-up ("Step-up Margin") or a New Margin determined under the Re-marketing Process. The Re-marketing Process will involve Holders being invited to state the margin at which they are prepared to continue to hold their ASSETS.
- **Investor protections:** There will be a number of investor protections. Refer to Section 3 for further information.
- **Members' liability:** Unless the Issuer incurs liability for tax or "user pays" fees or a Holder makes a separate agreement with the Issuer, a Holder's liability is limited under the Constitution to the amount paid or payable for their ASSETS. User pays fees include expenses that the Issuer incurs as a result of a particular Holder's request, act or omission.
- **Meeting:** A Holder's right to requisition, attend and vote at meetings is prescribed by the Corporations Act.

The Constitution also deals with the powers, duties and liability of the Issuer as responsible entity:

- **Powers:** The Issuer has powers to invest, borrow and generally manage Australand ASSETS Trust. The Issuer's contracting powers include the power to incur all types of obligations and liabilities.
- **Duties:** The Issuer's duties as responsible entity are mainly contained in the Corporations Act.
- **Rights:** The Issuer may recover expenses properly incurred in the operation of Australand ASSETS Trust. The Issuer's ability to recover fees is set out in Section 7.

The Issuer may also:

- take and act upon advice from professionals;
- value the assets of Australand ASSETS Trust at any time (at market value unless it determines otherwise);
- retire as responsible entity as permitted by law; and
- amend the Constitution, but only with Holders' approval, unless the change will not adversely affect Holders' rights.

- **Liability:** The Issuer is not liable in contract, tort or otherwise to Holders for any loss suffered relating to Australand ASSETS Trust except to the extent that the Corporations Act imposes such liability. The Issuer is entitled to be indemnified out of Australand ASSETS Trust's assets for any liability it incurs in properly performing or exercising any of its duties or powers in relation to Australand ASSETS Trust.

10.2.2 Summary of Australand Holdings Limited Constitution

The Australand Holdings Limited Constitution contains the internal rules of Australand Holdings Limited. It deals with matters such as the rights, duties and powers of Shareholders and directors of Australand Holdings Limited. The main provisions of the Australand Holdings Limited Constitution are summarised below.

- **Share capital:** Each Share is stapled to a Unit to form an Australand Property Group Stapled Security. Until unstapled, the directors must not cause a Share to cease being an Australand Property Group Stapled Security.
- **Issue of further Shares:** The directors may issue Shares on such terms as they decide provided that Australand Property Limited issues an identical number of Units to the same person at the same time. When issued, a Share will immediately be stapled to a Unit to form an Australand Property Group Stapled Security and will remain so stapled for so long as the Shares remain on issue unless otherwise determined by resolutions of Australand Property Group Stapled Securityholders. Australand Holdings Limited may also issue preference shares.
- **Stapling:** No provision of the Australand Holdings Limited Constitution which relates to or is connected with stapling or Australand Property Group Stapled Securities may be amended without the approval of Unitholders. While stapling applies, the number of issued Shares must equal the number of issued "attached securities" of each category at that time.
- **Transfer of Shares:** A Share may only be transferred if the transfer is accompanied by a transfer of the Unit to which the Share is stapled, in favour of the same transferee. The Shares may be transferred in the case of CHESS Approved Securities

in accordance with the CHESS Rules or by written transfer in the usual form, or by any other method of transfer of marketable securities which is recognised by the Corporations Act, ASX and is approved by the directors. The directors may decline to register a transfer of Shares where the transfer is not in registrable form, or where Australand Holdings Limited is permitted to do so under the Listing Rules or the Australand Holdings Limited Constitution.

- **Register**: An Australand Property Group Stapled Securities register must be maintained, which records details of all Australand Property Group Stapled Securities held by Australand Property Group Stapled Securityholders.
- **General meetings of Australand Holdings Limited**: Notice of a general meeting of Australand Holdings Limited must be given in accordance with the Corporations Act. The directors must convene a meeting on the written request of not less than 100 Shareholders or Shareholders who together are entitled to not less than 5% of the total voting rights of all Shareholders.
- **Proxy**: Any Shareholder may be represented at any meeting of Australand Holdings Limited by a proxy or attorney. The executed proxy form must be received by Australand Holdings Limited no less than 48 hours before the time for holding the meeting as is specified in the notice convening the meeting.
- **Quorum**: A quorum of the general meeting of Shareholders is constituted by two Shareholders present in person or by proxy, attorney or representative.
- **Voting**: Subject to any rights of any Shares or class of shares, each Shareholder is entitled to attend and vote at a general meeting of Australand Holdings Limited. Any resolution being considered at a general meeting is decided on a show of hands unless a poll is demanded. On a show of hands, each Shareholder present (in person and each other person present as a proxy, attorney or a representative of a Shareholder) has one vote. On a poll, each Shareholder (in person and each other person present as a proxy, attorney or a representative of a Shareholder) has one vote for each fully paid Share.
- **Number of directors**: The minimum number of directors is three. The actual number of directors is to be fixed by the directors but may not be more than 15.
- **Appointment and retirement of directors**: At every annual general meeting of Australand Holdings Limited, one third of the directors (excluding the Managing Director or any director appointed within the last year who is standing for election) must retire from office. If the number is not three or a multiple of three, then the number nearest one-third and any other director who has held office for three years or more since last being elected, must retire from office. The directors may appoint a person as a director, either in addition to the existing directors or to fill a casual vacancy, so long as this appointment does not bring the number of directors in excess of the maximum. A director appointed in this way (who is not a Managing Director) holds office only until the next annual general meeting following his or her appointment.
- **Removal of director**: Shareholders can by resolution remove any director and appoint another person as a replacement. Australand Holdings Limited may at a general meeting called for that purpose remove a director by a resolution of members.
- **Directors' remuneration**: The directors are entitled to be remunerated for their services as directors. The total amount or value of the remuneration must not exceed the sum determined from time to time by Australand Holdings Limited in general meeting. The remuneration is to be divided among the directors in the proportion and manner agreed between them or, in default of agreement, equally. This article does not apply to the remuneration of a Managing Director or an executive director in either capacity. The directors' remuneration accrues from day to day.

  A director is also entitled to be reimbursed out of the funds of Australand Holdings Limited for reasonable travelling, accommodation and other expenses the director may incur when travelling to or from meetings of the directors or a committee of directors or when otherwise engaged on the business of Australand Holdings Limited. The remuneration of a Managing Director or an executive director may be fixed by the directors by way of salary, commission or participation in profits or by all or any of those modes, but may not be by a commission on or percentage of operating revenue.

  An alternate director is not entitled to receive any remuneration or benefit from Australand Holdings Limited.
- **Insurance and indemnity**: Australand Holdings Limited may indemnify every director, secretary or executive officer to the full extent permitted by law, for all liabilities and certain legal costs incurred in that capacity. Australand Holdings Limited may purchase and maintain insurance for liability incurred as a director, secretary or executive officer of Australand Holdings Limited.
- **Dividends**: The directors may pay dividends, including interim dividends, which appear to the directors to be justified by the financial position of Australand Holdings Limited. Interest is not payable on any dividend.




- **Election to reinvest dividends**: The directors may grant to Shareholders or a class of shareholders the right to elect to reinvest cash dividends paid by Australand Holdings Limited by subscribing for Shares on terms the directors think fit. While Shares form part of Australand Property Group Stapled Securities, the directors may grant such a right only if at the same time an offer to issue an identical number of securities stapled to Shares has been made to those persons.
- **Capitalisation of profits**: The directors may capitalise any sum applied for the benefit of Shareholders in the proportions to which those Shareholders would have been entitled in distribution of that sum by way of dividend.
- **Winding-up**: With the sanction of a special resolution, the liquidator may divide among the Shareholders the whole or any part of Australand Holdings Limited's property and decide how the division is to be carried out.
- **Restricted securities**: Restricted securities cannot be disposed of during an escrow period except as permitted by the Listing Rules or ASX.
- **Small holdings**: The directors may sell or redeem any Shares held by a Shareholder which comprise less than a marketable parcel without request by the Shareholder. Australand Holdings Limited must give the Shareholder seven days notice of this intention to sell or redeem in which time the Shareholder can advise Australand Holdings Limited that it wishes to retain the Shares. While stapling applies, at the same time as Shares are redeemed or sold, an identical number of Stapled Securities must also be redeemed or sold.

10.2.3 Summary of the replacement Australand Holdings Limited Constitution if the Merger Proposal is implemented

If the Merger Proposal is implemented, the existing Australand Holdings Limited Constitution will be replaced. The new Australand Holdings Limited Constitution will take effect from the date the Court order approving the share scheme which forms part of the Merger Proposal is lodged with ASIC.

The new Australand Holdings Limited Constitution is intended to facilitate the stapling of AWPT4 units and AWPT5 units to Shares.

The key differences between the new Australand Holding Limited Constitution and the existing Australand Holdings Limited Constitution are summarised below.

The new Australand Holdings Limited Constitution will provide that:

a) (**stapling**): each Share will be stapled to one of each category of attached security;

b) (**number of Shares**): whilst stapling applies, the number of Shares on issue at any time must be equal to the number of attached securities of each category on issue, other than attached securities held by or on behalf of an Australand Property Group Entity or its subsidiaries;

c) (**joint registry**): the directors of Australand Holdings Limited may establish a joint registry with each Australand Property Group Entity;

d) (**powers and duties of directors**): the directors of Australand Holdings Limited may, to the extent permitted by law, have regard to the members of each Australand Property Group Entity and must act in the best interests of the Australand Property Group Entities;

e) (**liens**): Australand Holdings Limited does not have a first and paramount lien on all attached securities;

f) (**forfeiture**): in the event that an attached security is to be forfeited, the directors of Australand Holdings Limited must consult each Australand Property Group Entity or the responsible entity of that Australand Property Group Entity;

g) (**buy-backs**): Australand Holdings Limited must not buy-back or cancel Shares unless the corresponding attached securities are also bought back or redeemed;

h) (**winding-up**): Australand Holdings Limited must give written notice to each Australand Property Group Entity or the responsible entity of that Australand Property Group Entity on or before commencing a winding-up;

i) (**amendment of stapling provisions**): no provision in the Australand Holdings Limited Constitution relating to stapling may be deleted or amended without the approval of a special resolution of holders of each category of attached securities; and

j) (**quorum**): a quorum at a general meeting of Australand Holdings Limited will be two Shareholders, present in person or by proxy, attorney or representative, holding or representing the holders of at least 10% of the Shares on issue.

10.2.4 Summary of Australand Property Trust Constitution

Australand Property Trust is a registered managed investment scheme. Australand Property Limited is the responsible entity of Australand Property Trust. The main rules governing the operation of Australand Property Trust are set out in the Australand Property Trust Constitution. The Corporations Act, exemptions and declarations given by ASIC, the Listing Rules (subject to waivers)

and the general law of trusts are also relevant to the rights and obligations of Australand Property Limited, Australand Property Group Stapled Securityholders and holders of options to acquire Australand Property Group Stapled Securities (in this Section referred to as "members").

The main provisions of the Australand Property Trust Constitution that deal with the rights and obligations of members are:

- **Units:** A fully paid Unit confers an equal undivided interest in Australand Property Trust's assets. The Australand Property Trust Constitution contemplates the issue of partly paid Units.
- **Stapling:** The Australand Property Trust Constitution provides for the stapling of one unit in Australand Property Trust to one Share, with the intention that they be treated as a single security.
- **Income:** Subject to the terms of issue of particular Units, Unitholders are entitled to a share in Australand Property Trust's income proportionate to their paid up Unitholding. Unless otherwise determined by Australand Property Limited and subject to certain adjustments, the distributable income of Australand Property Trust is the operating income plus any additional amount as determined by Australand Property Limited. Unless distributions are required to be reinvested, Australand Property Limited will pay them within two months of the end of the relevant period. Distributions must be at least annual, but are expected to occur quarterly.
- **Transfer:** Units may only be transferred as part of Australand Property Group Stapled Securities. Any Australand Property Group Stapled Securities classified as "restricted securities" under the Listing Rules may not be transferred during the escrow period.
- **No redemption:** There is no right to redeem units in Australand Property Trust.
- **Winding-up:** If Australand Property Trust is wound up, Unitholders are entitled to receive a share of the value of Australand Property Trust assets proportionate to their paid up Unitholding. Australand Property Trust will continue until the date specified by Australand Property Limited as the date of termination or the date on which Australand Property Trust terminates in accordance with another provision of the Australand Property Trust Constitution or by law. No Units may be issued after the 80th anniversary of the day before Australand Property Trust commenced if that issue would cause a contravention of the rule against perpetuities or any other rule of law or equity.
- **Members' liability:** Unless a Unitholder incurs "user pays" fees or makes a separate agreement with Australand Property Limited, their liability is limited under the Australand Property Trust Constitution to the amount paid or payable for their Units. User pays fees include tax or expenses that Australand Property Limited incurs as a result of a particular Unitholder's request, act or omission.
- **Meeting:** A Unitholder's rights to requisition, attend and vote at meetings are mostly prescribed by the Corporations Act. The Australand Property Trust Constitution provides that the quorum for a meeting is normally two members holding 10% of the Units on issue. It allows meetings by electronic means including telephone. Meetings may be held in conjunction with those for Australand Holdings Limited.

The Australand Property Trust Constitution also deals with the powers, duties and liabilities of Australand Property Limited as responsible entity:

- **Powers:** Australand Property Limited has powers to invest, borrow and generally manage Australand Property Trust subject to Australand Property Trust's principal investment policy, which is to invest directly or indirectly in real property. The policy may be changed on reasonable notice to members. Australand Property Limited's contracting powers include providing any guarantee, security, indemnities and undertakings in connection with the obligations and liabilities of a person, whether or not that person is a member of Australand Property Group. Australand Property Limited also has power to issue Units and options over Units on such terms as it determines.
- **Duties:** Australand Property Limited's duties as responsible entity are mainly contained in the Corporations Act. In carrying out its duties and exercising its powers, it may have regard to the interests of Shareholders as well as Unitholders.
- **Rights:** Australand Property Limited may recover out of Australand Property Trust's assets expenses properly incurred in the operations of Australand Property Trust. The Australand Property Trust Constitution also authorises Australand Property Limited to charge fees up to the following maximum levels: an application fee of 2% of application monies, an acquisition fee of 1.5% of the value of properties acquired for the trust and a management fee equal to Australand Property Limited's reasonable estimate of its costs including all overheads, whether incurred directly or indirectly. If Australand Property Limited becomes liable to pay GST in respect of suppliers connected with Australand Property Trust, then it is entitled to be paid an additional amount on account of this. The management fee is payable from time to time upon demand by Australand Property Limited, and Australand Property Limited must produce a quarterly statement of the management fee. Australand Property Limited may accept lower fees than it is entitled to receive.

  Australand Property Limited may also:

  – take and act upon advice from professionals;




- value the assets of the trust at any time (at market value unless it determines otherwise);
- hold units in Australand Property Trust in any capacity, contract with itself, Australand Holdings Limited or any associate and may be interested in such contract;
- retire as responsible entity (but only if Unitholders have approved a replacement); and
- amend the Australand Property Trust Constitution, but only with Unitholders' approval, unless the change will not adversely affect Unitholders' rights.

- **Liability:** Australand Property Limited is not liable in contract, tort or otherwise to Unitholders for any loss suffered relating to Australand Property Trust except to the extent that the Corporations Act imposes such liability. Australand Property Limited is entitled to be indemnified out of Australand Property Trust's assets for any liability it incurs in properly performing or exercising any of its duties or powers in relation to Australand Property Trust.
- **Issue price of Shares and Units:** The issue price of Shares and Units will be determined in accordance with the relevant provisions of the Australand Property Trust Constitution.

10.2.5 Amended Australand Property Trust Constitution if the Merger Proposal is implemented

If the Merger Proposal is implemented, the changes below will take effect from the date the Court order approving the share scheme forming part of the Merger Proposal is lodged with ASIC.

The proposed amendments to the Australand Property Trust Constitution are primarily intended to:

a) **(stapling):** facilitate the Merger Proposal in respect of AWPT4 and AWPT5; and

b) **(implementation):** authorise Australand Property Limited, as responsible entity of Australand Property Trust, to implement the Merger Proposal.

Further details of the key amendments are set out below.

It is proposed that the Australand Property Trust Constitution will be amended to provide that:

a) **(number of Units):** the number of Units on issue at any time must be equal to the number of attached securities of each category on issue, other than attached securities held by or on behalf of an Australand Property Group Entity or a subsidiary of an Australand Property Group Entity;

b) **(application price):** unless otherwise agreed by Australand Holdings Limited and the responsible entity of the other Australand Property Group Entities, the application price of an Australand Property Group Stapled Security will be allocated between the Australand Property Group Entities in proportion to the net assets of each Australand Property Group Entity;

c) **(dealings with Australand Property Group Entities):** the responsible entity of Australand Property Trust may deal with, be interested in any contract or transaction with, or invest in securities issued by, an Australand Property Group Entity or the responsible entity of an Australand Property Group Entity; and

d) **(unstapling):** whilst Australand Property Group Stapled Securities are quoted on ASX, the responsible entity of Australand Property Trust may only apply to unstaple Units from attached securities if this is first approved by a resolution of Unitholders.

10.2.6 Summary of AWPT4 Constitution

The main rules governing the operation of AWPT4 are set out in the AWPT4 Constitution which is dated 30 September 2002 (as amended). The Corporations Act, exemptions and declarations given by ASIC, the Listing Rules (subject to waivers), and the general law of trusts are also relevant to the rights and obligations of Australand Wholesale Investments Limited as responsible entity of AWPT4, AWPT4 unitholders and holders of options to acquire AWPT4 units.

If the Merger Proposal is implemented, the main provisions of the AWPT4 Constitution (once the proposed amendments to effect the Merger Proposal have been made) that deal with the rights and obligations of AWPT4 unitholders are:

- **AWPT4 units:** Subject to any rights, obligation and restrictions attaching to particular AWPT4 units or classes of AWPT4 units, a fully paid AWPT4 unit confers an equal undivided interest in AWPT4's assets.
- **Stapling:** Each AWPT4 unit is intended to be stapled to one Share, one Unit and, if the Merger Proposal is approved in respect of AWPT5, one AWPT5 unit and to be treated as a single security (see also the summary of the Stapling Deed below).
- **Income:** Subject to the terms of issue of particular AWPT4 units, AWPT4 unitholders are entitled to a share in AWPT4's income proportionate to their paid up unit holding. Unless otherwise determined by Australand Wholesale Investments Limited and subject to certain adjustments, the distributable income of AWPT4 is the operating income plus any additional amount as determined by Australand Wholesale Investments Limited. Unless distributions are required to be reinvested, Australand Wholesale Investments Limited will pay them within

two months of the end of the relevant period. Distributions must be calculated at least annually, and are currently calculated quarterly.

- **Transfer:** AWPT4 units may only be transferred as part of Australand Property Group Stapled Securities. Any Australand Property Group Stapled Securities classified as "restricted securities" under the Listing Rules may not be transferred during the escrow period.
- **No redemption:** There is no right to redeem AWPT4 units while AWPT4 is listed on ASX. Australand Wholesale Investments Limited may redeem AWPT4 units if each Australand Property Group Entity also redeems or buys back and cancels the other components of the Australand Property Group Stapled Securities.
- **Winding-up:** If AWPT4 is wound up, AWPT4 unitholders are entitled to receive a share of the value of AWPT4's net assets in proportion to their paid up unit holding. AWPT4 will continue until the date specified by Australand Wholesale Investments Limited as the date of termination or the date on which AWPT4 terminates in accordance with another provision of the AWPT4 Constitution or by law.
- **AWPT4 unitholders' liability:** Unless an AWPT4 unitholder member incurs "user pays" fees or makes a separate agreement with Australand Wholesale Investments Limited, their liability is limited under the AWPT4 Constitution to the amount if any which remains unpaid in relation to their subscription for AWPT4 units. User pays fees include tax or expenses that Australand Wholesale Investments Limited incurs as a result of a particular member's request, act or omission and which Australand Wholesale Investments Limited considers should be borne by that AWPT4 unitholder.
- **Meetings:** The rights of AWPT4 unitholders to requisition, attend and vote at meetings are mostly prescribed by the Corporations Act. The AWPT4 Constitution provides that the quorum for a meeting is normally two members holding or representing the holders of at least 10% of AWPT4 units. Meetings may be held in conjunction with those for Australand Property Group Entities.

The AWPT4 Constitution also deals with the powers, duties and liabilities of Australand Wholesale Investments Limited as the responsible entity of AWPT4.

- **Powers:** Australand Wholesale Investments Limited has powers to invest, borrow and generally manage AWPT4. This includes providing any guarantee, security, indemnity or undertaking in connection with the obligations and liabilities of an entity, whether or not that entity is a member of Australand Property Group.
- **Issue of units:** Australand Wholesale Investments Limited has power to issue AWPT4 units and options over AWPT4 units on such terms as it determines within the limits as to price contained in the AWPT4 Constitution. AWPT4 units may not be issued or redeemed after the 80th anniversary of the day before AWPT4 commenced if that issue or redemption would cause a contravention of the rule against perpetuities or any other rule of law or equity.
- **Duties:** Australand Wholesale Investments Limited's duties as responsible entity are mainly contained in the Corporations Act. In carrying out its duties and exercising its powers, Australand Wholesale Investments Limited may have regard to the interests of Australand Property Group Stapled Securityholders in addition to the interests of AWPT4 unitholders.
- **Rights:** Australand Wholesale Investments Limited may hold AWPT4 units or options over AWPT4 units in any capacity and may deal with, or be interested in any contract or transaction with, itself or any Australand Property Group Entity or the responsible entity of any Australand Property Group Entity.
- **Remuneration:** Australand Wholesale Investments Limited is entitled to be reimbursed in the manner set out in Section 7.
- **Liability and indemnity:** Subject to the Corporations Act, if Australand Wholesale Investments Limited acts in good faith and without gross negligence, it is not liable in contract, tort or otherwise to AWPT4 unitholders for any loss suffered in any way relating to AWPT4. Australand Wholesale Investments Limited is entitled to be indemnified out of AWPT4's assets for any liability it incurs in properly performing or exercising any of its duties or powers in relation to AWPT4.
- **Retirement:** Australand Wholesale Investments Limited may retire as responsible entity as permitted by law.

The AWPT4 Constitution may be amended by a special resolution of AWPT4 unitholders or by Australand Wholesale Investments Limited, as responsible entity of AWPT4, if Australand Wholesale Investments Limited reasonably considers that the amendment will not adversely affect AWPT4 unitholders' rights.

10.2.7 Summary of AWPT5 Constitution

The main rules governing the operation of AWPT5 are set out in the AWPT5 Constitution which is dated 19 October 2003 (as amended). The Corporations Act, exemptions and declarations given by ASIC, the Listing Rules (subject to waivers), and the general law of trusts are also relevant to the rights and obligations of Australand Wholesale Investments Limited as responsible entity of AWPT5, AWPT5 unitholders and holders of options to acquire AWPT5 units.


SECTION
10

If the Merger Proposal is implemented, the main provisions of the AWPT5 Constitution (once the proposed amendments to effect the Merger Proposal have been made) that deal with the rights and obligations of members are:

- **AWPT5 units:** Subject to any rights, obligation and restrictions attaching to particular AWPT5 units or classes of AWPT5 units, a fully paid AWPT5 unit confers an equal undivided interest in AWPT5's assets.
- **Stapling:** Each AWPT5 unit is intended to be stapled to one Share, one Unit and, if the Merger Proposal is approved in respect of AWPT4, one unit in AWPT4, and to be treated as a single security. See also the summary of the Stapling Deed below.
- **Income:** Subject to the terms of issue to particular AWPT5 units, AWPT5 unitholders are entitled to a share in AWPT5's income proportionate to their paid up unit holding. Unless otherwise determined by Australand Wholesale Investments Limited and subject to certain adjustments, the distributable income of AWPT5 is the operating income plus any additional amount as determined by Australand Wholesale Investments Limited. Unless distributions are required to be reinvested, Australand Wholesale Investments Limited will pay them within two months of the end of the relevant period. Distributions must be calculated at least annually, and are currently calculated quarterly.
- **Transfer:** AWPT5 units may only be transferred as part of Australand Property Group Stapled Securities. Any Australand Property Group Stapled Securities classified as "restricted securities" under the Listing Rules may not be transferred during the escrow period.
- **No redemption:** There is no right to redeem AWPT5 units while AWPT5 is listed on ASX. Australand Wholesale Investments Limited may redeem AWPT5 units if each Australand Property Group Entity also redeems or buys back and cancels the other components of the Australand Property Group Stapled Securities.
- **Winding-up:** If AWPT5 is wound up, AWPT5 unitholders are entitled to receive a share of AWPT5's net assets proportionate to their paid up unit holding. AWPT5 will continue until the date specified by Australand Wholesale Investments Limited as the date of termination or the date on which AWPT5 terminates in accordance with another provision of the AWPT5 Constitution or by law.
- **AWPT5 unitholders' liability:** Unless an AWPT5 unitholder incurs "user pays" fees or makes a separate agreement with Australand Wholesale Investments Limited, their liability is limited under the AWPT5 Constitution to the amount if any which remains unpaid in relation to their subscription for AWPT5 units. User pays fees include tax or expenses that Australand Wholesale Investments Limited incurs as a result of a particular member's request, act or omission and which Australand Wholesale Investments Limited considers should be borne by that AWPT5 unitholder.
- **Meetings:** The rights of AWPT5 unitholders to requisition, attend and vote at meetings are mostly prescribed by the Corporations Act. The AWPT5 Constitution provides that the quorum for a meeting is normally two AWPT5 unitholders holding or representing the holders of at least 10% of AWPT5 units. Meetings may be held in conjunction with those for Australand Property Group Entities.

The AWPT5 Constitution also deals with the powers, duties and liabilities of Australand Wholesale Investments Limited as responsible entity of AWPT5:

- **Powers:** Australand Wholesale Investments Limited has powers to invest, borrow and generally manage AWPT5. This includes providing any guarantee, security, indemnity or undertaking in connection with the obligations and liabilities of an entity, whether or not that entity is a member of Australand Property Group.
- **Issue of units:** Australand Wholesale Investments Limited has power to issue AWPT5 units and options over AWPT5 units on such terms as it determines within the limits as to price contained in the AWPT5 Constitution. AWPT5 units may not be issued or redeemed after the 80th anniversary of the day before AWPT5 commenced if that issue or redemption would cause a contravention of the rule against perpetuities or any other rule of law or equity.
- **Duties:** Australand Wholesale Investments Limited's duties as responsible entity are mainly contained in the Corporations Act. In carrying out its duties and exercising its powers, Australand Wholesale Investments Limited may have regard to the interests of Australand Property Group Stapled Securityholders in addition to the interests of AWPT5 unitholders.
- **Rights:** Australand Wholesale Investments Limited may hold AWPT5 units or options over AWPT5 units in any capacity and any deal with, or be interested in any contract or transaction with, itself or any Australand Property Group Entity or the responsible entity of any Australand Property Group Entity.
- **Remuneration:** Australand Wholesale Investments Limited is entitled to be reimbursed in the manner set out in Section 7.
- **Liability and indemnity:** Subject to the Corporations Act, Australand Wholesale Investments Limited is not liable in contract, tort or otherwise to AWPT5 unitholders for any loss suffered in any way relating to AWPT5. Australand Wholesale Investments Limited is entitled to be indemnified out of AWPT5's assets for any liability it incurs in properly performing or exercising any of its duties or powers in relation to AWPT5.

- Retirement: Australand Wholesale Investments Limited may retire as responsible entity as permitted by law.

The AWPT5 Constitution may be amended by a special resolution of AWPT5 unitholders or by Australand Wholesale Investments Limited, as responsible entity of AWPT5, if Australand Wholesale Investments Limited reasonably considers that the amendment will not adversely affect AWPT5 unitholders' rights.

10.2.8 Stapling Deed

A Stapling Deed was entered into by Australand Property Limited and Australand Holdings Limited on 27 October 2003 setting out the terms of the relationship between Australand Property Limited and Australand Holdings Limited in respect of the Units and the Shares that comprise Australand Property Group Stapled Securities. The aspects of that relationship with which it deals include the following:

- **Stapling:** The Units and Shares will remain stapled unless a special resolution of Australand Property Group Stapled Securityholders approve unstapling or stapling becomes unlawful or prohibited by the Listing Rules.
- **Co-operation and consultation:** Australand Property Limited and Australand Holdings Limited agree to share accounting and other information, and to co-operate in operating Australand Property Group including in providing information to investors, valuing assets, preparing accounts, making investments, holding meetings, issuing securities, making distributions and taking any actions which may materially affect the value of Australand Property Group Stapled Securities.
- **Dealings in Australand Property Group Stapled Securities:** Units and Shares may only be issued, offered for subscription or sale, transferred, cancelled, redeemed or bought-back as part of Australand Property Group Stapled Securities. In addition, Australand Property Limited and Australand Holdings Limited must not do anything which would result in Units and Shares no longer being stapled.
- **Acquisitions, disposals and borrowings:** These require consultation procedures between Australand Property Limited and Australand Holdings Limited to be followed.
- **Financial benefits:** Australand Property Limited and Australand Holdings Limited agree to enter into or procure that any subsidiary enter into any agreement, document or arrangement or do any act at the direction of the other in respect of any financing facility or financial accommodation affecting any person, whether or not that person is a member of Australand Property Group. However, the obliging party need not do so to the extent that it considers that such action is not in the interests of holders of Australand Property Group Stapled Securities as a whole, would cause that party to breach a contractual obligation owed to a third party or would cause that party to become insolvent.
- **Borrowings:** Australand Property Limited and Australand Holdings Limited must agree on any borrowing or raising of money, and the borrowing entity must make the repayments, pay the associated fees and expenses and indemnify any joint borrower or provider of security for amounts provided by it.
- **Allocation of issue price:** Australand Property Limited and Australand Holdings Limited must agree on the proportion of the issue price of an Australand Property Group Stapled Security to be allocated to each Unit and Share which comprises that Australand Property Group Stapled Security. Generally, this is by reference to the net assets of each of Australand Property Trust and Australand Holdings Limited, adjusted for the net market value of the investments of each stapled entity.
- **Registers:** Australand Property Limited and Australand Holdings Limited must maintain an Australand Property Group Stapled Securities register and appoint a common registrar.
- **Duties:** When carrying out their duties, Australand Property Limited and Australand Holdings Limited may consider the interests of holders of Australand Property Group Stapled Securities as a whole, not just the interests of the members of each stapled entity separately.
- **Limitation of liability:** A liability arising under or in connection with the Stapling Deed can be enforced against Australand Property Limited only to the extent that the liability can be satisfied from the assets of Australand Property Trust, for which it is the responsible entity and only to the extent it is actually indemnified for the liability.
- **Dispute resolution:** If there are disagreements about stapling issues, Australand Property Limited and Australand Holdings Limited must use their best efforts to resolve them and negotiate in good faith before instituting proceedings.
- **Constitution prevails:** The constitution of Australand Property Trust prevails over the Stapling Deed to the extent of any inconsistency.

10.2.9 New Stapling Deed if Merger Proposal is implemented

If the Merger Proposal is implemented, Australand Holdings Limited, Australand Property Limited and Australand Wholesale Investments Limited will enter into a new Stapling Deed. The new Stapling Deed will set out the terms of the relationship between Australand Holdings Limited, Australand Property Limited and Australand Wholesale Investments Limited in respect of the securities which will comprise the new Australand Property Group Stapled Securities.




The new Stapling Deed will be made on the same terms as the old Stapling Deed, such that the same rights and obligations that apply to Australand Property Limited and Australand Holdings Limited under the old Stapling Deed are expanded to also apply to Australand Wholesale Investments Limited.

The other key difference between the old Stapling Deed and the new Stapling Deed is that:

a) stapling will only apply to the units in AWPT4 and the rights and obligations of Australand Wholesale Investments Limited in respect of AWPT4 will only arise, if the Merger Proposal is implemented in respect of AWPT4; and

(b) stapling will only apply to the units in AWPT5 and the rights and obligations of Australand Wholesale Investments Limited in respect of AWPT5 will only arise, if the Merger Proposal is implemented in respect of AWPT5.

However, units in AWPT4 and units in AWPT5 which are held by Australand Property Limited, Australand Holdings Limited or any of their controlled entities will not participate in the stapling under the Merger Proposal, although the same restrictions which apply as to how the parties deal with the securities which are stapled, will also apply to these securities (except that they may be cancelled, redeemed or bought back).

In effect, if the Merger Proposal is implemented in respect of either AWPT4 or AWPT5, the new Stapling Deed will apply to the extent the Merger Proposal is implemented. If the Merger Proposal is not implemented, the old Stapling Deed will continue to apply to Australand Property Limited and Australand Holdings Limited.

10.3 Co-operation Deed

Australand Property Limited, Australand Wholesale Investments Limited and Australand Holdings Limited are or will be parties to the Co-operation Deed which sets out the obligations of each of them in relation to the implementation of the Terms. Australand Wholesale Investments Limited's obligations pursuant to the Co-operation Deed are conditional on implementation of the Merger Proposal. Any Australand Property Group Entity ceases to incur obligations or liabilities under the Co-operation Deed (except in relation to Exchange in circumstances where its securities are the last to be de-stapled) if it no longer has securities on issue which are component securities of Australand Property Group Stapled Securities.

Under the Co-operation Deed, Australand Wholesale Investments Limited as responsible entity of AWPT4 and AWPT5, Australand Property Limited as responsible entity of Australand Property Trust and Australand Holdings Limited undertake to the Issuer to:

- if the Australand Property Group Entities have directed or authorised the Issuer to Exchange, issue on each Realisation Date such number of Australand Property Group Stapled Securities as are required to enable the Issuer to Exchange in accordance with the Terms;
- not amend, waive or vary the Guarantee Deed without the Issuer's prior written consent;
- provide to Holders all notices of their general meetings and other documents given to their members at the same time or as soon as reasonably practicable after they are provided to those members;
- notify the Issuer of any Holder Redemption Event, Increased Costs Event, Change of Control Event, Regulatory Event or Accounting Event within five Business Days of becoming aware of the relevant event and to direct the Issuer whether or not to incorporate an Issuer Realisation Notice into an Increased Costs Event notice, Regulatory Event notice or Accounting Event notice under the Terms;
- recognise that the Guarantee will operate in the circumstances contemplated by clause 2.5(b) of the Terms;
- if Australand Property Group Stapled Securities are de-stapled, make any calculations on payment or Exchange appropriate or necessary to maintain relativity;
- provide such information as is required to enable the Issuer to comply on time with its disclosure obligations, including those under the Listing Rules;
- comply with their obligations under the Terms to enable the Issuer to comply with the Terms and the Constitution;
- maintain all necessary corporate authorisations; and
- give directions to the Issuer jointly, where so required or enabled.

The Co-operation Deed also sets out the obligations of the Issuer in relation to the giving of Issuer Realisation Notices and responding to Holder Realisation Notices. Under the Co-operation Deed, the Issuer must not issue an Issuer Realisation Notice except where it has notified the Australand Property Group Entities of its intention to do so and the Australand Property Group Entities have agreed to the Issuer Realisation Notice being given. The Australand Property Group Entities may require the Issuer to issue an Issuer Realisation Notice where the Issuer has become entitled to do so under the Terms. Where an Issuer Realisation Notice is required or authorised to be given, the Australand Property Group Entities may require, at their election, Exchange or Redemption (or, if permitted, Resale).

If the Australand Property Group Entities do not make an election, the Issuer will do so. On receipt of a Holder Redemption Notice, the Issuer must Redeem or procure the Resale of ASSETS. The Issuer must also give the Australand Property Group Entities notice and seek their consent before commencing or implementing a Re-marketing Process. The Issuer must give the Australand Property Group Entities any information concerning Holders reasonably necessary for the issue of Australand Property Group Stapled Securities to them on Exchange.

If the Australand Property Group Entities are liable under the Guarantee Deed (or to prevent this liability arising), the Australand Property Group Entities may apply for Ordinary Units for an amount equal to the amount owing under the Guarantee (with the intention that the proceeds be used to discharge the Issuer's debts to Holders).

There are restrictions on the effect of amendments to the Terms and the Constitution which affects the rights and obligations of the Australand Property Group Entities and the Co-operation Deed also allows the Australand Property Group Entities to amend or propose amendments to the Constitution to maintain consistency with documents which relate to the issue of ASSETS.

While the Loan Deed Poll is intended to ensure there is sufficient income earned by the Issuer to cover its costs and the expenses, Australand Property Trust also indemnifies the Issuer for its costs and expenses of operating Australand ASSETS Trust for as long as the Issuer is a related body corporate of Australand Holdings Limited.

10.4 Loan Deed Poll

The Issuer will loan the net proceeds of the Offer to Australand Property Limited as responsible entity of Australand Property Trust in part to fund the Merger Proposal (which is subject to a number of conditions precedent, including the approval by Australand Property Group Stapled Securityholders).

The loan will be in the form of terms and conditions supported by a deed poll. The amount of interest payable is equal to the relevant aggregate ASSETS Distribution Payments plus a margin and is due on the relevant Distribution Payment Date. Portions of the loan may be repaid early if required by the Issuer to Redeem ASSETS (with a break fee equal to any Make-up Distribution Amount payable). If not repaid earlier, the balance is due on the tenth anniversary of the Issue Date. Australand Property Trust will provide an indemnity in respect of any breach by it and meet the Issuer's reasonable costs in connection with the loan. Australand Property Trust also indemnifies Australand ASSETS Trust for any amount Australand ASSETS Trust must pay pursuant to the Co-operation Deed which exceeds the amount payable to the Issuer under the terms of the loan.

10.5 Guarantee Deed

The obligations of the Issuer to pay money which becomes due and payable on the ASSETS under the Terms (as set out above) will be guaranteed on an unsecured and subordinated basis by the Australand Property Group Entities, jointly and severally under the Guarantee Deed.

Claims against the Australand Property Group Entities under the Guarantee Deed are subordinated to the claims of all Senior Creditors but rank at least equally with all other unsecured and subordinated creditors. Such claims are senior to the rights of Australand Property Group Stapled Securityholders.

Under the terms of the Guarantee Deed, Holders cannot:

- seek a winding-up or appoint a receiver in respect of an Australand Property Group Entity; or
- require a payment from the Australand Property Group Entities in connection with ASSETS prior to a Winding-up Event if to do so would cause a Winding-up Event.

Claims rank:

- ahead of all Australand Property Group Stapled Securityholders;
- pari passu with other subordinated creditors (other than any subordinated creditors whose claims are expressly agreed to rank after the claims of Holders under, or in relation to, the Guarantee Deed); and
- after the claims of all Senior Creditors.

Should the responsible entity of Australand ASSETS Trust no longer be related to Australand Holdings Limited, the Guarantee shall only apply in respect of amounts payable on Redemption or Exchange but not in other circumstances.

A Guarantor's obligations under the Guarantee cease if it is no longer an Australand Property Group Entity.

10.6 Offer Management Agreement

The Issuer, Australand Holdings Limited, Australand Property Limited in its capacity as responsible entity of Australand Property Trust and the Joint Lead Managers will enter into the Offer Management Agreement. UBS AG, Australia Branch and Macquarie Equity Capital Markets Limited have been appointed as the Joint Lead Managers and bookrunners for the Offer under the Offer Management Agreement.





The Joint Lead Managers agree to conduct the Bookbuild for the purpose, among other things, of setting the Initial Margin and determining the allocations to Institutional Investors, co-managers and Participating Brokers.

The Offer Management Agreement contains various representations and warranties, and imposes various obligations on the Issuer, Australand Property Limited in its capacity as responsible entity of Australand Property Trust and Australand Holdings Limited, including representations, warranties and undertakings to ensure that the Offer complies with the Corporations Act and other applicable laws, and to issue ASSETS according to the agreed timetable, the Corporations Act, the ASX Listing Rules, this Offer Document and other applicable laws and requirements of ASIC or ASX.

The Offer Management Agreement provides that the Issuer and Australand Holdings Limited may not, without the Joint Lead Managers' consent, allot or agree to allot any listed debt or equity securities or securities convertible or exchangeable into those securities, for a period of 90 days after the Issue Date.

A Joint Lead Manager may terminate their obligations under the Offer Management Agreement on the occurrence of any one or more of the following events:

a) **(notifications)**: any of the following notifications are made:
   i. ASIC issues an order under sections 1020E(2) of the Corporations Act or an interim order under sections 1020E(5) of the Corporations Act or ASIC applies for an order under sections 1324B or 1325 of the Corporations Act in relation to the Offer Document and the application is not dismissed or withdrawn within two Business Days;
   ii. ASIC commences any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act 2001 (Cth) in relation to the Offer Document;
b) **(listing approvals)**: approval is refused or approval is not granted which is unconditional or conditional only on customary listing conditions which would not, in the reasonable opinion of the Joint Lead Managers, have a material adverse effect on the success of the Offer to:
   i. Australand ASSETS Trust's admission to the official list of ASX; or
   ii. the official quotation of all of ASSETS on ASX,

   on or before a specified date, or if granted, the approval is subsequently withdrawn, qualified or withheld;
c) **(lodgement date)**: the Issuer fails to lodge the Offer Document with ASIC on or before 2 August 2005 (or such later date as the Joint Lead Managers may agree in writing);
d) **(Supplementary Offer Document)**: a Supplementary Offer Document (other than a replacement Offer Document for the purpose of indicating the Initial Margin under the Bookbuild in respect of the Offer) is, in the reasonable opinion of a Joint Lead Manager, required under section 1016E of the Corporations Act in circumstances where the matter is materially adverse from the point of view of a reasonable person considering whether to proceed to acquire ASSETS;
e) **(material adverse change)**: there is a material adverse change in the financial position, assets, liabilities, results of operations, profits, forecasts, losses, prospects, business or the composition of the directors or senior management of the Australand Property Group Entities, including any adverse change in the financial position, assets, liabilities, results of operations, profits, forecasts, losses, prospects, business or the composition of the directors or senior management of the Australand Property Group Entities from those respectively disclosed in the Offer Document or public information;
f) **(consent)**: any person whose consent to the issue of the Offer Document is required by section 1013K of the Corporations Act who has previously consented to the issue of the Offer Document withdraws such consent or any person otherwise named in the Offer Document with their consent (other than a Joint Lead Manager) withdraws such consent;
g) **(withdrawal)**: the Issuer withdraws the Offer or the Offer Document;
h) **(trading of Shares)**: trading of Australand Property Group Stapled Securities on ASX is halted (excluding any trading halt initiated for the purposes of conducting the Bookbuild) or quotation of Australand Property Group Stapled Securities on ASX is suspended for more than three consecutive Business Days or such securities cease to be quoted on ASX;
i) **(director)**: a director of the Australand Property Group Entities:
   i. is charged with an indictable offence relating to any financial or corporate matter or any regulatory body commences any public action against the director in his or her capacity as a director of the Australand Property Group Entities or announces that they intends to take any such action; or
   ii. is disqualified from managing a corporation under sections 206B, 206C, 206D, 206E or 206F of the Corporations Act;
j) **(moratorium)**: either of the following occurs:
   i. a general moratorium on commercial banking activities in Australia, the United States or the United Kingdom is declared by the relevant central banking authority in any of those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries; or

ii. trading in all securities quoted or listed on ASX, the London Stock Exchange or the New York Stock Exchange is suspended or limited in a material respect for more than one day on which that exchange is open for trading,

in either case the effect of which is such as to make it, in the reasonable judgment of the Joint Lead Managers, impracticable to market the Offer or to enforce contracts to sell ASSETS;

k) **(market fall)**: the S&P ASX 200 Property Trusts Index:

i. closes on three consecutive Business Days at a level that is 10% or more below the level of the relevant index as at the close of trading on the date of the Offer Management Agreement; or

ii. at any time falls to a level that is 15% or more below the level in (i) above.

Termination Events subject to materiality

Upon the occurrence of any of the following at any time:

a) **(Offer Document)**:

i. the Offer Document omits any material required by the Corporations Act or otherwise fails to comply with the Corporations Act, the ASX Listing Rules, any other laws and regulations or any other legally binding requirements of ASIC or ASX;

ii. in a Joint Lead Manager's opinion:

A. there is a misleading or deceptive statement, or a statement that is likely to mislead or deceive, in the Offer Document;

B. there is an omission from the Offer Document of material required by Part 7.9 of the Corporations Act; or

C. a new circumstance has arisen since the Offer Document was lodged which would have been required by Part 7.9 of the Corporations Act to be included in the Offer Document if the matter had arisen before the Offer Document was lodged;

iii. the issue or distribution of the Offer Document is misleading or deceptive or likely to mislead or deceive; or

iv. any aspect of the Offer does not comply with the Corporations Act, the ASX Listing Rules or any other applicable law or regulation;

b) **(due diligence)**: there is an omission from the results of the due diligence investigations or from the verification material or the results of the investigation or the verification material are false or misleading or deceptive;

c) **(unable to issue ASSETS)**: the Issuer is prevented from allotting and issuing ASSETS within the time required by the Listing Rules, by the ASX or ASIC, any statute or regulation, by the order of a court of competent jurisdiction or by a Government Agency;

d) **(default)**: the Australand Property Group Entities are in default of any of the terms and conditions of the Offer Management Agreement or breach any warranty or covenant given or made by them under the Offer Management Agreement;

e) **(misrepresentation)**: any warranty, representation or statement by an Australand Property Group Entity or any of their related bodies corporate in relation to the Offer is or is found to be false or misleading or deceptive or likely to mislead or deceive;

f) **(information supplied)**: any information supplied by an Australand Property Group Entity or any of their related bodies corporate or on its behalf to the Joint Lead Managers in respect of the Offer is or is found to be false or misleading or deceptive or likely to mislead or deceive;

g) **(revocation of authorisation)**: any licence, permit, authorisation or consent which is material to anything referred to in the Offer Document or necessary to conduct the business of an Australand Property Group Entity or a related body corporate is repealed, revoked, terminated or expires or is modified or amended in a manner unacceptable to the Joint Lead Managers;

h) **(unauthorised alterations)**: an Australand Property Group Entity alters its share capital (other than in a manner expressly contemplated in the Merger Proposal or otherwise in the Offer Document) or its constitution, or the Constitution is altered (except as disclosed to the Joint Lead Managers prior to the signing of the Offer Management Agreement or, in the case of an Australand Property Group Entity, required by ASX);

i) **(change in laws)**: there is introduced into the Parliament of the Commonwealth of Australia or any State or Territory or Australia a law or prospective law, or any new regulation is made under any statute, or a Government Agency adopts a policy, or there is any announcement that such a law, prospective law or regulation may be introduced or policy may be adopted;

j) **(failure to comply)**: an Australand Property Group Entity fails to comply with a provision of its constitution, the Constitution (to the extent applicable), the Stapling Deed, any statute or regulation or a requirement, order or request, made by or on behalf of ASIC, ASX or any Government Agency;

k) **(hostilities)**: there is an outbreak or major escalation of hostilities (whether war is declared or not) involving any one or more of Australia, New Zealand, the United States, the United Kingdom, any member of the European Union, Indonesia, China or Japan or the declaration by any of these countries of a national emergency or war, or a major terrorist attack is perpetrated on any of those countries or any diplomatic, military, commercial or political establishment of any of those countries elsewhere in the world;




l) (public statement): an Australand Property Group Entity, the Issuer or one of its related bodies corporate makes a public statement in relation to ASSETS, the Offer or an Australand Property Group Entity without the prior approval of the Joint Lead Managers, then in any such event, unless the event is waived or remedied to the satisfaction of each Joint Lead Manager in its sole discretion, a Joint Lead Manager by notice to the Australand Property Group Entities may terminate its obligations under the Offer Management Agreement without loss or liability to the Joint Lead Managers provided:
   i. the event has, or is likely to have, a material adverse effect; or
   ii. there is a reasonable possibility of a Joint Lead Manager incurring a material liability under the Corporations Act or any other applicable law, regulation or treaty.

The current Australand Property Group Entities have agreed to indemnify the Joint Lead Managers and related bodies corporate, officers, employees and advisers against losses in connection with the Offer or the Offer Management Agreement and certain other things related to that Offer other than where these are finally judicially determined to result from any fraud, wilful misconduct or negligence of the indemnified party.

The fees in relation to this Offer Management Agreement are set out in Section 7. The gross fee will be payable to the Joint Lead Managers who will be responsible for paying co-managers and Participating Brokers a retail selling fee.

10.7 Compliance Plan

The Compliance Plan for each of Australand ASSETS Trust, Australand Property Trust, AWPT4 and AWPT5 describe the procedures that Australand Property Limited and Australand Wholesale Investments Limited apply, as responsible entities of Australand ASSETS Trust and Australand Property Trust, and AWPT4 and AWPT5 respectively, to ensure compliance with the Corporations Act and the relevant constitution in accordance with Part 5C.4 of the Corporations Act.

10.8 Restrictions on the Offer in jurisdictions outside Australia

This Offer Document does not constitute an offer or invitation to subscribe for ASSETS in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation or issue this Offer. It is the responsibility of any Applicant outside Australia to ensure compliance with the laws of any country relevant to their Application.

No action has been taken to register or qualify ASSETS or the Offer in any jurisdiction outside Australia. The distribution of this Offer Document in jurisdictions outside Australia may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions.

10.9 Consents and disclaimers

10.9.1 Consent to be named

The following parties have given and have not, before the lodgement of this Offer Document with ASIC, withdrawn their written consents to be named in this Offer Document in the forms and context in which they appear:

- Mallesons Stephen Jaques as legal adviser to the Issuer in relation to the Offer;
- Greenwoods & Freehills Pty Limited as the taxation adviser in relation to the Offer;
- PricewaterhouseCoopers as auditor to Australand Property Group and AWPT5;
- KPMG as auditor to AWPT4;
- PricewaterhouseCoopers Securities Limited as the Investigating Accountant in relation to the financial information in Section 5;
- Macquarie Equity Capital Markets Limited as Joint Lead Manager to the Offer;
- UBS AG, Australia Branch as Joint Lead Manager to the Offer; and
- Computershare Investor Services Pty Limited as Registry to the Offer.

10.9.2 Consent to the inclusion of statements

The following parties have given, and have not withdrawn before the lodgement of this Offer Document with ASIC, their consent to the inclusion of the statements noted next to their names:

- Greenwoods & Freehills Pty Limited – to the inclusion of the taxation report in this Offer Document, in the form and context in which it appears in Section 9;
- Australand Holdings Limited – to the inclusion of statements made by it, and each statement which is based on a statement made by it;
- PricewaterhouseCoopers Securities Limited – to the inclusion of the Investigating Accountant's report and its Financial Sevices Guide in this Offer Document in the form and context in which it appears in Section 6.

10.9.3 Disclaimer

Each person referred to in this Section 10.9:

- does not make, or purport to make, any statement in this Offer Document other than those statements referred to above in Section 10.9.2 next to that person's name, as consented to by that person; and

- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Offer Document other than as described in this Section 10.9 with that person's consent.

Computershare Invester Services Pty Limited has had no involvement in the preparation of any part of this Offer Document other than being named as Registry to the Offer. Computershare Invester Services Pty Limited has not authorised or caused the issue of any part of this Offer Document.

10.10 ASIC relief

The Issuer and Australand Property Group Entities have been granted the following relief by ASIC:

- section 601FC(1)(d) – subject to certain conditions, an exemption from section 601FC(1)(d) to allow Australand Property Group Stapled Securities which would otherwise be issued to foreign Holders on Exchange to be issued to a nominee and then sold, with the net proceeds being remitted to the foreign Holders;
- chapter 5C.6 – a modification of Chapter 5C of the Act so that the provisions of Part 5C.6 and section 601GA(4) relating to withdrawal procedures are modified in how they will apply to the Issuer in respect of a Redemption or an Exchange;
- section 1012B – an exemption from section 1012B of the Act so that the Australand Property Group Entities are not required to provide a Product Disclosure Statement in relation to the issue of Australand Property Group Stapled Securities on Exchange of ASSETS;
- sub-sections 707(3), 707(4), 1012C(6) and 1012C(7) – a modification of sub-sections 707(3) and 707(4) and sub-sections 1012C(6) and 1012C(7) such that the intention of the acquirer of Australand Property Group Stapled Securities following Exchange is not relevant to determining whether a Product Disclosure Statement is required for the on-sale of the securities; and
- section 1016A(2) – an exemption from the requirement in section 1016A(2) for Australand Property Group Stapled Securities on Exchange to be issued only pursuant to an application form.

10.11 ASX waivers

Application has been made to ASX in principle for waivers or confirmations in relation to the Listing Rules as they apply to the Issuer and Australand Property Group Entities as follows:

- Listing Rule 1.1, condition 1 – Structure and operations – "In-principle" confirmation that the structure and operations of Australand ASSETS Trust are appropriate for a listed entity.
- Listing Rule 1.1, condition 5 – Withdrawal from trust – Waiver to enable a Holder, in limited circumstances, to request a redemption of their holdings.
- Listing Rule 1.1, condition 6 – Quotation of all securities in the main class of securities – "In principle" confirmation that ASSETS can be treated as the main class of securities in Australand ASSETS Trust as the Ordinary Units in Australand ASSETS Trust will not be quoted.
- Listing Rule 1.3 – The assets test – Confirmation that ASX will not consider Australand ASSETS Trust to be an "investment entity" as defined under the Listing Rules for the purposes of determining how the "assets test" will apply with respect to Australand ASSETS Trust.
- Listing Rule 1.3.5 – Audited accounts and pro forma balance sheet – Because Australand ASSETS Trust is not yet registered, no accounts or balance sheets will exist for the last three full financial years and a reviewed pro forma balance sheet will not be provided at the time of application for listing of Australand ASSETS Trust.
- Listing Rule 2.1, condition 4 – Call program is satisfactory – "In-principle" confirmation that the call program for ASSETS described in the Constitution are, in ASX's opinion, satisfactory for the purposes of that rule.
- Listing Rule 6.1 – Securities – "In-principle" confirmation that the Terms are, in ASX's opinion, appropriate and equitable generally.
- Listing Rule 6.10 – Changing or removing voting and distribution rights – Confirmation that the change of the ASSETS Distribution Payments payable on ASSETS (after three years and if applicable, following subsequent Re marketing Processes) is "appropriate and equitable" for the purpose of Listing Rule 6.10.5.
- Listing Rule 6.12 – Divestment of equity securities – Holders may be divested of their ASSETS in the case of a Redemption, Exchange or Resale at the election of the Issuer as provided under the Constitution and the Terms. Confirmation that these divestments are "appropriate and equitable", and that a Redemption by the Issuer in response to a request by a Holder for a disposal of their holding does not amount to a divestment for the purposes of this rule.
- Listing Rule 6.24 – Distributions timetable – Appendix 6A, item 1, sets out the usual timetable for dividends or distributions. Paragraph 4 of Guidance Note 6 sets out the commonly granted waiver for trust distributions, which was sought in this case.
- Listing Rule 7.1 – Application of Rule – Confirmation that Listing Rule 7.1 will apply to the Exchange of ASSETS into Australand Property Group Stapled Securities but not the issue of ASSETS.




- Listing Rule 10.1 – Acquisition and disposal of assets – Confirmation that the loan of the net proceeds of the issue of ASSETS to Australand Property Trust does not contravene Listing Rule 10.1.
- Listing Rule 11.1 – Change to nature and scale of activities – Confirmation that the Issuer will not be required to hold a meeting of trust members if Australand ASSETS Trust makes a significant change, either directly or indirectly, to the nature or scale of its activities by reason of a Redemption (either at the election of the Issuer or Holders) or an Exchange of ASSETS.

10.12 Complaints handling procedures

If you have a complaint about the Issuer in connection with Australand ASSETS Trust, or any responsible entity in connection with Australand Property Trust, AWPT4 or AWPT5, then you can:

- contact the Company Secretary of Australand Property Group on +61 2 9767 2000; and
- if your complaint is not satisfactorily resolved, please refer the matter in writing to the Complaints Handling Officer, the Responsible Entity, Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138.

Where a complaint remains unresolved (eg, where a remedy is not offered or not instigated or where a remedy offered is not accepted by the complainant), the complaint may fall within the terms of reference of Australand ASSETS Trust's, Australand Property Trust's, AWPT4's or AWPT5's External Complaints Scheme, the Financial Industry Complaints Scheme (FICS). Complainants in this category will be sent details of how to contact FICS, an independent external complaints handling body approved for this purpose by ASIC.

Where a complainant has referred a complaint to FICS, the Complaints Handling Officer shall comply with the procedures set out in terms of reference of the Financial Services Complaints Resolution Scheme as amended from time to time. Once referred and once relevant time periods to settle the complaint have expired, FICS will work with the complainant and the Issuer or the relevant responsible entity to seek a mutually acceptable resolution of the complaint.

To contact FICS, Holders or Australand Property Group Stapled Securityholders should telephone 1800 452 138 or write to FICS at PO Box 579, Collins Street West, Melbourne VIC 8007.

10.13 Costs of the Offer and interests of experts and other advisers

The costs of the Offer to the date of this Offer Document are approximately $5.7 million. Set out below are the interests of experts and advisers named in this Offer Document to the date of this Offer Document in relation to the Offer. The Joint Lead Managers are entitled to receive the fees and reimbursement of expenses referred to in Section 7. The Joint Lead Managers will be responsible for fees payable to the co-managers and Participating Brokers.

- **(Mallesons Stephen Jaques)**: The Issuer will pay Mallesons Stephen Jaques in its capacity as legal adviser in relation to the Offer approximately $450,000 (excluding disbursements and GST). Further amounts may be paid to Mallesons Stephen Jaques in accordance with its normal time-based charges.
- **(Greenwoods & Freehills Pty Limited)**: The Issuer will pay Greenwoods & Freehills Pty Limited in its capacity as independent tax adviser approximately $100,000 (excluding disbursements and GST).
- **(PricewaterhouseCoopers Securities Limited)**: The Issuer will pay PricewaterhouseCoopers Securities Limited in its capacity as the Investigating Accountant approximately $100,000 (excluding disbursements and GST).

PricewaterhouseCoopers has acted as the auditor for Australand Property Group and AWPT5 in connection with the financial statements of Australand Property Group and AWPT5 for the period ended 30 June 2005.

KPMG has acted as the auditor for AWPT4 in connection with the financial statements of AWPT4 for the period ended 30 June 2005.

10.14 Disclosure of interests

Except as set out below or otherwise disclosed in this Offer Document, no Director, or person named in this Offer Document as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Offer Document, or promoter of the Issuer or underwriter to the issue of ASSETS:

- has or has had at any time during the two years before lodgement of this Offer Document with ASIC, any interest in the formation or promotion of Australand ASSETS Trust, the Offer, or in any property acquired, or proposed to be acquired by the Issuer in connection with the formation or promotion of the Issuer or the Offer; or
- has been paid, or agreed to be paid, any amount, nor has been given, or agreed to be give, any benefit for agreeing to act as a director or for services provided by the person in connection with the formation or promotion of the Issuer or the Offer.

The following directors currently have an interest held either directly or indirectly in Australand Property Group Stapled Securities and options and AWPT4 and AWPT5 units and will be entitled to participate in the Offer on the same basis as all other applicants under the Offer:

Director	Australand Property Group Stapled Securities	Australand Property Group Stapled Securities held through associates	Options	AWPT4 units	AWPT5 units
Mr Tham Kui Seng, Chairman	Nil	Nil	Nil	Nil	Nil
Mr J G Service AO, Deputy Chairman	Nil	200,000	37,500	Nil	Nil
Mr B P Crotty, Managing Director	597,708	63,577	400,000	Nil	Nil
Mr W J Beerworth	Nil	3,876	50,000	Nil	Nil
Lt Gen (Ret'd) W Choo	Nil	Nil	50,000	Nil	Nil
Mr I F Hutchinson	25,989	Nil	37,500	Nil	Nil
Mr Kee Teck Koon	Nil	Nil	Nil	Nil	Nil
Mr Lui Chong Chee	Nil	Nil	Nil	Nil	Nil

As at the date of this Offer Document, Mr W J Beerworth and Mr I F Hutchinson are each entitled to receive approximately $25,000 and $20,000 respectively as fees for their participation on the Due Diligence Committee for the Offer.

10.15 Investment considerations

The Issuer will not take account of labour standards, or environmental, social or ethical considerations in investing or realising the proceeds of the Offer.

Australand Property Limited will not take account of labour standards, or social or ethical considerations in selecting, retaining or realising investments for Australand Property Trust. Environmental issues only as they relate to whether the land on which a prospective investment is located is contaminated, will be taken into account.

Australand Wholesale Investments Limited will not take account of labour standards, or social or ethical considerations in selecting, retaining or realising investments for AWPT4 and AWPT5. Environmental issues only as they relate to whether the land on which a prospective investment is located is contaminated, will be taken into account.

10.16 Working capital statement

On completion of the Offer, Australand ASSETS Trust will have enough working capital to carry out its stated objectives as it will discharge offer costs out of the proceeds of the Offer, will receive sufficient interest payments under the Loan Deed to cover its operating costs and will have the benefit of an additional indemnity provided under the Co-operation Deed in respect of such costs.

10.17 Directors' consent to lodgement

Each director has given, and not withdrawn, their consent to the lodgement of this Offer Document with ASIC.

Tham Kui Seng
Chairman


APPENDIX
A

1. Issue of ASSETS

1.1 Terms

These Terms form part of the Constitution and set out the general terms and conditions of Australand Subordinated Step-up Exchangeable Trust Securities (ASSETS), which are units in Australand ASSETS Trust.

1.2 General

Each ASSETS:

a) is a unit in Australand ASSETS Trust which is, in certain circumstances, redeemable at the request of the Holder for cash and, in other circumstances, redeemable for cash and/or exchangeable for a variable number of Australand Property Group Stapled Securities at the option of the Issuer;

b) is preferred to Ordinary Units;

c) gives Holders the benefit of an unsecured and subordinated guarantee from Australand Holdings Limited and Australand Property Limited in its capacity as the responsible entity of Australand Property Trust. Should the Merger Proposal complete, a guarantee on the same terms will be given by the responsible entity of AWPT4 and AWPT5;

d) has a face value of $100, and will have an issue price and redemption price calculated in accordance with the Constitution and these Terms; and

e) is transferable in accordance with the Constitution and these Terms.

2. Distributions

2.1 Entitlement to distributions

a) Holders will have a present entitlement on the last day of each Distribution Period, in priority to the entitlement of Ordinary Unitholders, to receive on a pro rata basis, payments of Distributable Income, subject to that payment not exceeding the ASSETS Distribution Payment for the Distribution Period.

b) Ordinary Unitholders will have a present entitlement to any remaining Distributable Income in respect of a Distribution Period.

c) Holders have a right, in priority to the entitlement of Ordinary Unitholders, to distributions of capital out of the Australand ASSETS Trust up to the Redemption Amount. Ordinary Unitholders will be entitled to any remaining capital.

2.2 Amount of ASSETS Distribution Payments

a) In respect of each Distribution Period, the ASSETS Distribution Payment per ASSETS will, subject to clause 2.2(b), be an amount, accruing on a daily basis, calculated according to the following formula:

$$\text{ASSETS Distribution Payment} = \frac{\text{Distribution Rate} \times \text{Capital Amount} \times N}{365}$$

where:

Distribution Rate means the Market Rate plus the Margin;

Margin (expressed as a percentage per annum) means:

i. for:

A. the Distribution Period commencing on (and including) the Issue Date; and

B. each subsequent Distribution Period up to and including the Distribution Period which ends on the day preceding the first Step-up Date,

the Initial Margin; and

ii. for each Distribution Period after a Step-up Date which follows a Successful Re-marketing Process (and with effect from the Step-up Date but excluding the next Step-up Date), the New Margin; and

iii. for each Distribution Period after a Step-up Date which does not immediately follow a Successful Re-marketing Process (and with effect from the Step-up Date), the Step-up Margin;

Capital Amount is calculated in accordance with the following formula:

$$D = E \times \frac{F}{G}$$

where:

D = Capital Amount;

E = Face Value;

F = the amount of the issue price of an ASSETS which was required to be paid and has been paid (excluding any amount in respect of a call which has become due but has not been paid); and

G = the issue price of an ASSETS; and

N means in respect of:

i. the first Distribution Period, the number of days from (and including) the Issue Date to (and including) the first Record Date; and

ii. each subsequent Distribution Period, the number of days from (but excluding) the preceding Record Date to (and including) the next Record Date; and

iii. the last Distribution Period, the number of days from (but excluding) the preceding Record Date to (and including) the Realisation Date.

b) If the Paid-up Amount increases during any Distribution Period, the ASSETS Distribution Payment for that period will be calculated in accordance with the following formula:

ASSETS Distribution Payment =

$$\left[\frac{\text{Distribution Rate} \times D_1 \times N_1}{365}\right] + \left[\frac{\text{Distribution Rate} \times D_2 \times N_2}{365}\right]$$

where:

D_1 = the Capital Amount at the beginning of a Distribution Period;

D_2 = the Capital Amount at the end of a Distribution Period;

N_1 = the number of days in a Distribution Period preceding the increase in the Paid-up Amount (excluding the day on which the Paid-up Amount increases); and

N_2 = the number of days in a Distribution Period following the increase in the Paid-up Amount (including the day on which the Paid-up Amount increases).

2.3 Distributions not cumulative

Subject to clause 2.5(b), no entitlement accrues on any part of an ASSETS Distribution Payment where Australand ASSETS Trust does not have sufficient Distributable Income to distribute that amount and that amount is not otherwise payable under these Terms.

2.4 Payments of distributions

Any entitlement of a Holder under clause 2.1 for each Distribution Period is required to be paid on the Distribution Payment Date.

2.5 Restrictions on distributions from Australand ASSETS Trust and Australand Property Group

a) If a Non-payment Event occurs, the Issuer must:

- not thereafter, without the approval of a Special Resolution, declare that it will pay or pay any distribution on any Ordinary Units or redeem, reduce, cancel, buy back or acquire for any consideration any Ordinary Units (except to the extent any distribution or consideration is fully reinvested in further Ordinary Units); and
- procure that Australand Holdings Limited will not thereafter, without the approval of a Special Resolution, declare that it will pay or pay a dividend on any Shares or make any distribution on any of its outstanding share capital, or provide notice to reduce its outstanding share capital or buy back any Shares (except to the extent any dividend, distribution or consideration is fully reinvested in further Shares or other securities stapled to them);

until such time as:

i. the Optional Distribution Payment is paid;

ii. the aggregate amount of so much (if any) of the ASSETS Distribution Payments for the 12 months immediately preceding the Distribution Payment Date which have not been paid is paid; or

iii. all ASSETS have been Redeemed or Exchanged.

b) If a Non-payment Event occurs and, at any time after the Non-payment Event occurs and prior to one of the events in clause 2.5(a)(i) to (iii) occurring, an Australand Property Group Responsible Entity declares that it will pay or pays a distribution in respect of a trust forming part of Australand Property Group or redeems, reduces, cancels, buys back or acquires for any consideration any units of a trust forming part of Australand Property Group (except to the extent any distribution or consideration is fully reinvested in further units of the trust in question or other securities stapled to them) and such action has not been approved by a Special Resolution, the Issuer must:

- pay the Optional Distribution Payment in full; or
- pay the aggregate amount of so much (if any) of the ASSETS Distribution Payments for the 12 months immediately preceding the Distribution Payment Date which have not been paid;

unless all ASSETS have been Redeemed or Exchanged, and, to the extent it fails to do so, the Guarantee applies.

2.6 Notice to Holders

If the Issuer determines that it will not have sufficient Distributable Income to make a distribution equal to the full amount of the ASSETS Distribution Payment on a Distribution Payment Date, the Issuer must give Holders written notice of that determination at least five Business Days prior to that Distribution Payment Date.

2.7 No Holder rights until ASSETS Distribution Payment is due and payable

Unless and until all or any part of the ASSETS Distribution Payment becomes payable in accordance with this clause 2, Holders do not have any remedy in law or equity against the Issuer or any other person in respect of the nonpayment (in whole or in part) of that amount.

2.8 Optional Distribution Payment

The Optional Distribution Payment at any time is the aggregate amount of so much (if any) of the ASSETS Distribution Payments for the preceding four Distribution Periods which have not been paid on the relevant Distribution Payment Dates.



2.9 Payment of Optional Distribution Payment

The Issuer may pay or may cause to be paid all or some part of an Optional Distribution Payment on all (but not some) ASSETS at any time, subject to giving Holders notice at least 15 Business Days prior to such payment, specifying the date of the proposed payment, the record date for determining the Holders entitled to the payment and the amount of the payment.

3. Re-marketing Process

3.1 Notification of Re-marketing Process

No earlier than six months and not later than 45 Business Days prior to a Step-up Date, the Issuer may issue a Re-marketing Process Invitation that will include the terms of ASSETS, if any, that will be adjusted with effect from the Step-up Date following a Successful Re-marketing Process. Those terms that may be adjusted are:

a) the Market Rate;

b) the Step-up Percentage;

c) the Exchange Discount;

d) the timing of the next Step-up Date (which must be at least 12 months after the Step-up Date in question and co-incide with the beginning of a Distribution Period);

e) the frequency and timing of Distribution Periods; and

f) the frequency and timing of Distribution Payment Dates.

3.2 Step-up Margin to apply

If the Issuer does not issue a Re-marketing Process Invitation within the period prescribed by clause 3.1, the Step-up Margin will apply with effect from the Step-up Date, no other terms will be adjusted and there will be no further Step-up Dates.

3.3 Holder participation in Re-marketing Process

Each Holder may, within 20 Business Days of the issue of a Re-marketing Process Invitation or such longer time period (ending not less than 25 Business Days before the Step-up Date) which the Issuer nominates, give one of the following types of written notice to the Issuer:

a) a Step-up Notice indicating that they do not wish to continue to hold ASSETS unless the Step-up Margin applies with effect from the Step-up Date;

b) a Bid Notice indicating that they do not wish to continue to hold ASSETS unless the New Margin is at least equal to a rate specified by the Holder (which must be less than the Step-up Margin) with effect from the Step-up Date; or

c) a Hold Notice indicating that they wish to continue to hold ASSETS irrespective of the Margin which applies with effect from the Step-up Date.

If a Holder does not respond within 20 Business Days, or the longer time period nominated by the Issuer, the Holder is deemed to have given a Hold Notice.

3.4 Result of Re-marketing Process

a) If the Issuer issues a Re-marketing Process Invitation, it may, at its election, within five Business Days after the last date for receipt of responses from Holders:

   i. set a New Margin which, together with the revised terms referred to in clause 3.1 (if any), will apply with effect from the Step-up Date and must give an Issuer Realisation Notice in respect of ASSETS held by Retiring Holders in accordance with clause 5.2(b)(i); or

   ii. not set a New Margin, in which case it may or may not give an Issuer Realisation Notice in respect of all or some ASSETS in accordance with clause 5.2(b)(ii). The Step-up Margin and then current Terms will apply to any ASSETS that remain on issue.

b) The Issuer may set a New Margin under clause 3.4(a)(i) only where Holders gave:

   i. Hold Notices under clause 3.3(c) (and for the purposes of this clause 3.4(b)(i), a deemed Hold Notice must not be counted); or

   ii. Bid Notices under clause 3.3(b) specifying a margin equal to or less than the New Margin,

   and notices under (i) and (ii) were cumulatively in respect of at least 10% of ASSETS on issue at the time the Re-marketing Process Invitation was issued.

c) If clause 3.4(a)(ii) applies, the Step-up Margin will apply in all Distribution Periods following the Step-up Date, no other terms will be adjusted in future Distribution Periods and there will be no further Step-up Dates.

4. Guarantee

4.1 Guarantee by Australand Property Group Entities

a) Subject to clause 4.1(e), the Issuer must procure that its obligations to pay money on the ASSETS which become due and payable in accordance with these Terms will be guaranteed by each Australand Property Group Entity on a direct, unsecured, and joint and several basis, and otherwise on the terms set out in this clause 4.1, under the Guarantee Deed.

b) Claims under the Guarantee shall rank:

   i. ahead of all claims by Australand Property Group Stapled Securityholders and any other holder of an equity interest in Australand Property Group from time to time;

   ii. pari passu with all claims of all other subordinated creditors (other than any subordinated creditors whose claims are expressed to rank after the claims of Holders under the Guarantee); and

iii. after all claims of all Senior Creditors, provided that, prior to a Winding-up Event in respect of an Australand Property Group Entity, a Holder may, as long as this does not cause a Winding-up Event, enforce its rights under the Guarantee if all Senior Creditors whose debts were due and payable when the Holder's rights under the Guarantee first arose have been paid in full.

c) Holders may not seek a winding-up or appoint a receiver in respect of an Australand Property Group Entity.

d) Nothing in these Terms shall be construed as preventing an Australand Property Group Entity from:

   i. creating, issuing or allotting any securities or from creating, issuing or allotting, as the case may be, any debentures, notes or other forms of debt securities or incurring other liabilities; or

   ii. subscribing for additional Ordinary Units for an amount equal to any amount owing under the Guarantee, provided that that subscription will not discharge its obligations under the Guarantee unless and until the Issuer distributes an equivalent amount to Holders entitled to receive it.

e) Notwithstanding anything to the contrary in these Terms, if the responsible entity of the Australand ASSETS Trust ceases to be a related body corporate of Australand Holdings Limited, the Guarantee will apply only in respect of amounts payable on Redemption or Exchange.

4.2 Acknowledgement of terms of Guarantee

Each Holder, by subscription for or acquisition of ASSETS, is taken to acknowledge the terms of the Guarantee as summarised in clause 4.1 and set out in full in the Guarantee Deed.

5. Redemption

5.1 When Holders may give a Holder Redemption Notice

A Holder may give a Holder Redemption Notice to the Issuer with respect to all (but not part) of the Holder's holding of ASSETS while a Holder Redemption Event is subsisting, but no later than 20 Business Days after a Holder Redemption Event Notice has been given.

5.2 Issuer Realisation Notices

a) The Issuer may, subject to clause 5.2(b), give Holders an Issuer Realisation Notice. If the Issuer gives an Issuer Realisation Notice:

   i. in the circumstances described in clause 5.2(b)(i), it must specify the number of ASSETS which are to be Redeemed (if any), the number which are to be Exchanged (if any) and the number which are to be Resold (if any);

   ii. in the circumstances described in clauses 5.2(b)(ii) to (vii) (inclusive), all ASSETS on issue must be Redeemed or Exchanged (or a combination of one or both) and the Issuer Realisation Notice must specify how many will be Redeemed or Exchanged (as the case may be).

   In relation to any Redemption, Exchange or Resale under clauses 5.2(a)(i) and (ii), the Issuer must, subject to clauses 3 and 9.10, treat all Holders on a proportionate basis but may, subject to the Corporations Act, discriminate to take account of the effect on marketable parcels and other logistical considerations.

b) An Issuer Realisation Notice may only be given with the approval of each Australand Property Group Entity and, subject to such approval:

   i. in the circumstances described in clause 3.4(a)(i), in respect of ASSETS held by Retiring Holders, within five Business Days after the last date for receipt of responses from Holders;

   ii. subject to (i) above, no earlier than six months before and no later than 25 Business Days before a Step-up Date;

   iii. if the Step-up Margin applies with effect from a Step-up Date, no later than 25 Business Days before the last day of any Distribution Period following the Step-up Date;

   iv. within 20 Business Days after a Change of Control Event occurs;

   v. within 20 Business Days after a notice of meeting relating to a Removal of Responsible Entity Event is given;

   vi. within three months after a notice of an Increased Costs Event, Regulatory Event or Accounting Event is given; or

   vii. at any time the aggregate Face Value of all ASSETS on issue is less than $50 million.

5.3 Redemption following Holder Redemption Notice or Issuer Realisation Notice

Following the receipt of a Holder Redemption Notice or giving of an Issuer Realisation Notice (and subject to the Issuer's rights under these Terms to Exchange or Resell ASSETS), the Issuer must Redeem the relevant ASSETS for an amount per ASSETS equal to the Redemption Amount. The Redemption Amount is:

C + UDA

where:

C = the Capital Amount per ASSETS; and

UDA = the Unpaid Distribution Amount per ASSETS.

5.4 Realisation Date

The Realisation Date for Redemption in accordance with clause 5, Exchange in accordance with clause 7 and Resale in accordance with clause 6, is the following date:

a) following a Holder Redemption Notice given in accordance with clause 5.1, 45 Business Days after the date of the Holder Redemption Event Notice;

b) following an Issuer Realisation Notice given in accordance with clauses 5.2(b)(i) and (ii), the Business Day prior to the Step-up Date;


APPENDIX
A

c) following an Issuer Realisation Notice given in accordance with clause 5.2(b)(iii), the last Business Day of the Distribution Period;

d) following an Issuer Realisation Notice given in accordance with clause 5.2(b)(iv), the last Business Day of the week following the week in which the Issuer gives the Issuer Realisation Notice; or

e) following an Issuer Realisation Notice given in accordance with clauses 5.2(b)(v) to (vii) (inclusive), 25 Business Days after the date of the Issuer Realisation Notice.

5.5 Holder deemed to agree to Redemption

Each Holder, by subscription for or acquisition of ASSETS, is taken to have agreed to the Redemption of the ASSETS in accordance with these Terms notwithstanding that the Holder has not requested Redemption.

6. Resale following Successful Re-marketing Process

6.1 Resale

The Issuer may, instead of:

a) Redeeming or Exchanging ASSETS following action under clause 3.4(a)(i); or

b) Redeeming ASSETS pursuant to a Holder Redemption Notice under clause 5.1,

sell those ASSETS on behalf of the Holder to a third party for an amount such that the net proceeds of sale (together with any other amounts paid by the Issuer) are no less than those which would have been payable had Redemption occurred.

6.2 Holders' irrevocable offer

Each Holder is irrevocably taken to offer to sell ASSETS to the relevant third party if the Issuer elects to procure a Resale under clause 6.1.

6.3 Holders' irrevocable appointment

Each Holder irrevocably appoints the Issuer and each of its authorised officers (each an Appointed Person) severally to be the attorney and agent of the Holder with power in the name of and on behalf of the Holder to do all such things and acts including signing all documents or transfers as may, in the opinion of the Appointed Person, be necessary or desirable in order to record or perfect the transfer of the ASSETS held by the Holder under clause 6.1.

7. Exchange

7.1 Exchange process

If Exchange is to occur for all or some ASSETS the subject of an Issuer Realisation Notice, then:

a) the Issuer must Redeem ASSETS for an amount equal to:

$$\frac{C + UDA}{(1 - ED)}$$

where:

C = Capital Amount per ASSETS;

ED = Exchange Discount (expressed as a decimal); and

UDA = the Unpaid Distribution Amount per ASSETS;

b) the Issuer must, in accordance with the Co-operation Deed, procure that the Australand Property Group Entities allot to the relevant Holder a number of Australand Property Group Stapled Securities calculated in accordance with clause 7.2 and the Issuer will discharge its obligation to pay the amount calculated in accordance with clause 7.1(a) to the Holder by using an amount equal to that amount (subject to clause 9.6(e)) to pay the issue price of those allotted Australand Property Group Stapled Securities (as directed by the Holder in accordance with clause 7.3); and

c) the Issuer must, in accordance with the Co-operation Deed, procure that the Holder be entered in the register of Australand Property Group members and that a holding statement be issued to the Holder in relation to the Australand Property Group Stapled Securities allotted pursuant to clause 7.1(b).

7.2 Number of Australand Property Group Stapled Securities on Exchange

a) Subject to clause 7.2(b), the number of each type of Australand Property Group security to be issued as Australand Property Group Stapled Securities for each ASSETS being Exchanged, is to be calculated in accordance with the following formula:

$$\frac{X}{RV}$$

where:

RV = the VWAP calculated in respect of a period of 20 Business Days immediately preceding but not including the Realisation Date; and

X = the amount calculated in clause 7.1(a) (subject to clause 9.6(e)).

b) If the total number of Australand Property Group Stapled Securities to be issued to a Holder, as calculated in accordance with clause 7.2(a), includes a fraction, that fraction will be disregarded.

7.3 Direction from Holders

Each Holder, by subscription for or acquisition of ASSETS, is taken irrevocably to direct the Issuer to apply the amount payable under clause 7.1(a) (less, for the avoidance of doubt, any deduction under clause 9.6(e)) to pay the issue price for the Australand Property Group Stapled Securities as contemplated by clause 7.1 and to agree to become a member of the Australand Property Group Entities, notwithstanding anything which might otherwise affect Exchange, including:

a) any change in the financial position of Australand Property Group since the Issue Date;
b) any change in the entities comprising Australand Property Group; and
c) any disruption to the market or potential market for Australand Property Group Stapled Securities or to capital markets generally.

7.4 Ranking on Exchange

Australand Property Group Stapled Securities issued upon Exchange shall rank pari passu with Australand Property Group Stapled Securities then on issue in all respects.

7.5 Adjustments following de-stapling

If the Australand Property Group Stapled Securities are de-stapled such that no two Australand Property Group securities on issue are stapled together, then the Issuer will make all calculations in relation to any payment and Exchange as if the separate Australand Property Group securities were each an Australand Property Group Stapled Security and as if each ASSETS was split into two or more (as required) separate ASSETS with face values equal in aggregate to the Face Value or make such other adjustment as the Issuer reasonably considers appropriate or necessary to maintain that relativity.

8. Notices and Record Dates

8.1 Notification of Accounting Event, Change of Control Event, Holder Redemption Event, Increased Costs Event, Regulatory Event and Removal of Responsible Entity Event

The Issuer must, within 10 Business Days of becoming aware of the occurrence of an Accounting Event, a Change of Control Event, a Holder Redemption Event, an Increased Costs Event, a Regulatory Event or a Removal of Responsible Entity Event, give notice of its occurrence to all Holders by issuing a market release to ASX, sending a copy to each Holder and publishing a notice in a daily newspaper circulating generally in Australia.

8.2 Effectiveness of Holder Redemption Notices and Issuer Realisation Notices

a) A Holder Redemption Notice and an Issuer Realisation Notice once given, are each irrevocable, except in the circumstances specified in the definitions of Change of Control Event and Removal of Responsible Entity Event.
b) Once a Holder has given a Holder Redemption Notice, that Holder must not deal with, transfer, dispose of or otherwise encumber ASSETS the subject of the Holder Redemption Notice.

8.3 Multiple Realisation Dates

Where more than one event results in more than one Realisation Date, the Issuer must Redeem, Exchange or Resell (as the case may be) the relevant ASSETS on the earliest Realisation Date only and shall have no obligation with respect to such ASSETS on all such other Realisation Dates.

8.4 Inconsistent Issuer Realisation Notice and Holder Redemption Notice

An Issuer Realisation Notice prevails over any Holder Redemption Notice in respect of the same ASSETS to the extent of any inconsistency, regardless of which notice is given first.

8.5 Record Dates

Distribution entitlements arising under clauses 2.1 to 2.4 and the payment of any Optional Distribution Payment, Final Distribution Payment, Make-up Distribution Payment and any other payments under these Terms, are only payable to those persons named in the Register as Holders on the relevant Record Date.

8.6 Irregularity

Where the Issuer is required to give a notice in relation to any act, matter or determination, the accidental omission to give that notice does not affect the validity of that act, matter or determination.

9. General

9.1 Warranty by Holder

Each Holder is deemed, when ASSETS are Redeemed, Exchanged or Resold, to warrant and represent to the Issuer that the Holder owns such ASSETS, that they are free and unencumbered and that the Holder has not sold, alienated, donated or otherwise disposed of such ASSETS.

9.2 Australand Property Group Stapled Securities participation

Save by virtue of Exchange under these Terms, ASSETS confer no right to subscribe for new securities in Australand Property Group or to participate in any bonus issues.



9.3 Voting rights

Holders have no voting rights in respect of Australand Property Group Stapled Securities by virtue of their holding of ASSETS except to the extent required by law. To the extent that Holders have a right to attend and vote at any general meeting of an Australand Property Group Entity, each Holder by holding or acquiring ASSETS is deemed to have irrevocably appointed the chairman of that meeting as their proxy to vote in the absolute discretion of the chairman on any matter and to have authorised the company secretary of the relevant responsible entity to execute a proxy form to give effect to this.

9.4 Amendments to Terms

a) Subject to complying with all applicable laws, the Issuer may, without the authority, consent or approval of Holders, amend or add to these Terms if the Issuer reasonably considers that:
   i. the change will not adversely affect the Holders' rights; or
   ii. the changes are of a formal, minor or technical nature; or
   iii. the changes are made to correct a manifest error which derogates from the obvious meaning intended; or
   iv. the changes are expedient for the purposes of enabling ASSETS to be quoted or to retain quotation on any stock exchange or to be offered for subscription or sale; or
   v. the changes are expedient to evidence succession of another person as responsible entity of the Australand ASSETS Trust and the assumption by any such successor of the undertakings and obligations of the previous responsible entity under these Terms; or
   vi. the changes are necessary to comply with the provisions of any statute or the requirements of any statutory authority.

   If the Issuer reasonably considers that an amendment or addition in (ii) to (vi) above will adversely affect Holders' rights, the amendment or addition may only be made if it has been approved by a Special Resolution.

b) The consent of Ordinary Unitholders must be obtained before any variation is made to the rights attaching to ASSETS under these Terms if the Ordinary Unitholders reasonably consider the variation may adversely affect their interests or those of their associates.

9.5 No recognition of interests

The Issuer need only recognise the Holder on the Register as the person entitled to ASSETS and need not, unless required by a court, recognise any equitable or other interest in ASSETS.

9.6 Payments and deductions

a) **Calculations of payments**

   All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a Holder's aggregate holding of ASSETS, any fraction of a cent will be disregarded.

b) **Manner of payment to Holders**

   Monies payable by the Issuer to a Holder may be paid in any manner the Issuer decides, including by any method of direct credit determined by the Issuer, to the Holder or Holders shown on the Register or to such person or place directed by them.

c) **Unsuccessful transfers**

   Subject to applicable law and the ASX Listing Rules, where the Issuer:
   i. decides that an amount is to be paid to a Holder by a method of direct credit and the Holder has not given a direction as to where amounts are to be paid by that method; or
   ii. attempts to pay an amount to a Holder by direct credit, electronic transfer of funds or any other means and the transfer is unsuccessful; or
   iii. has made reasonable efforts to locate a Holder but is unable to do so,

   the amount is to be held by the Issuer for the Holder as a noninterest bearing deposit or paid by the Issuer according to the legislation relating to unclaimed money.

d) **Payment to joint Holders**

   A payment to any one of joint Holders will discharge the Issuer's liability in respect of the payment.

e) **Deductions**

   The Issuer may deduct from any amount payable to a Holder an amount equal to any withholding or other tax, duty, levy, assessment or governmental charge which the Issuer is required or authorised by any Directive or pursuant to the Constitution to deduct.

   The Issuer will have no obligation to pay to the relevant Holder any additional amounts for or in respect of that deduction. For the avoidance of doubt, the Unpaid Distribution Amount is subject to reduction under this clause 9.6.

9.7 Provision of information

Subject to the Corporations Act and ASX Listing Rules, each Holder (if requested by that Holder) is entitled to be provided with copies of:

a) all notices of general meeting of Australand Property Group Entities; and

b) all other documents (including annual reports and financial statements) given to Australand Property Group Stapled Securityholders,

c) at the same time as, or as soon as reasonably practicable after, the Australand Property Group Stapled Securityholders are sent copies.

9.8 Nonresident Holders

a) Where ASSETS are held by or on behalf of a person resident outside Australia, then, despite anything to the contrary contained in these Terms, it is a condition precedent to the issue of Australand Property Group Stapled Securities on Exchange, that all necessary Authorisations (if any) and any other statutory requirements which may then be in existence are obtained or otherwise satisfied by the Holder at the cost of the Holder.

b) Subject to the Corporations Act, where the Issuer is not satisfied that all necessary Authorisations and other statutory requirements have been obtained or otherwise satisfied, any Australand Property Group Stapled Securities which would on Exchange have been issued to the nonresident Holder will instead be issued to a nominee who will sell those Australand Property Group Stapled Securities and pay a cash amount to that nonresident Holder equal to the net proceeds received after deducting any applicable brokerage, stamp duty and other taxes or charges. If any Australand Property Group Stapled Securities which would otherwise have been issued to a nonresident Holder are sold together with Australand Property Group Stapled Securities which would have been issued to other nonresidents, the Issuer may average the aggregate sale proceeds in calculating what is payable to that Holder.

9.9 Indemnity to Issuer

a) Whenever in consequence of:
   i. the death of a Holder;
   ii. the nonpayment of any income tax or other tax payable by a Holder;
   iii. the nonpayment of any stamp or other duty by the legal personal representative of a Holder or their estate; or
   iv. any other act or thing or omission in relation to each ASSETS or a Holder,

   any law for the time being of any country or place imposes or purports to impose any liability of any nature whatever on the Issuer to make any payment to any Government Agency, the Issuer will, in respect of that liability, be indemnified by that Holder and their legal personal representative and any monies paid by the Issuer in respect of that liability may be recovered from that Holder and/or the Holder's legal personal representative as a debt due to the Issuer which will have a lien in respect of those monies upon ASSETS held by that Holder or their legal personal representative and upon any monies payable in respect thereof.

b) Nothing in clause 9.9(a) will prejudice or affect any right or remedy which any such law may confer or purport to confer on the Issuer.

9.10 Treatment of Holders

Subject to the Corporations Act, the Issuer is not obligated to treat Holders on a proportionate basis, including pursuant to clause 5.2(a)(i), if to do so would require the issue to a Holder of Australand Property Group Stapled Securities in breach of any law, regulation or provision of the ASX Listing Rules. In such circumstances, the relevant Holders' ASSETS may, subject to these Terms, be Redeemed or Resold.

9.11 Quotation of ASSETS

Subject to the Redemption or Exchange of all ASSETS, the Issuer must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure and maintain quotation of ASSETS on ASX.

9.12 Governing law

These Terms are governed by the law in force in New South Wales and the Issuer and each Holder submits to the nonexclusive jurisdiction of the courts of that place for the purposes of any legal proceedings arising out of these Terms.

9.13 Notices

All notices, certificates, consents, approvals, waivers and other communications in connection with ASSETS must be given in accordance with the terms of the Constitution.

9.14 No set off

Holders have no right to set off any amounts owing by them to the Issuer against any claims owing by the Issuer.

9.15 Time limit for claims

A claim against the Issuer for payment under these Terms is void unless made within five years of the due date for payment.

9.16 Agent and attorney

Each Holder appoints the Issuer as its agent and attorney with power in the name of and on behalf of the Holder to do all things necessary to give effect to Redemption, Exchange or Resale, including completing and executing such instruments for and on the Holder's behalf as the Issuer considers necessary or desirable to give effect to Redemption, Exchange or Resale in accordance with these Terms.



10. Definitions and interpretation

10.1 Definitions

The following words and expressions have the following meanings:

Accounting Event means any change in Australian equivalents to International Financial Reporting Standards or their interpretation or implementation, as confirmed with the Australand ASSETS Trust's auditors, which has the effect that the ASSETS would be treated as a liability for the purposes of the consolidated accounts of Australand Property Group.

Appointed Person has the meaning given to it in clause 6.3.

ASSETS has the meaning given to it in clause 1.1.

ASSETS Distribution Payment means the amount calculated in accordance with clause 2.2.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691), or the market operated by it, as the context requires.

ASX Listing Rules means the listing rules of ASX with any modification or waiver in their application to the Australand ASSETS Trust, Australand Property Group or an Australand Property Group Entity, which ASX has or may grant from time to time.

ASX Market Rules means the market rules of ASX.

Australand ASSETS Trust means the trust named Australand ASSETS Trust established under the Constitution.

Australand Holdings Limited means Australand Holdings Limited (ABN 12 008 443 696).

Australand Property Group means the entities in the Australand Property Group with quoted securities which are stapled to each other from time to time. At the Issue Date, Australand Property Group comprised Australand Holdings Limited and Australand Property Trust (whose securities are stapled) and will, if the Merger Proposal completes, comprise Australand Holdings Limited, Australand Property Trust and one or both of AWPT4 and AWPT5.

Australand Property Group Entities means an entity forming part of Australand Property Group, or the responsible entity of such an entity, as the context may require.

Australand Property Group Responsible Entity means a company which is the responsible entity of a trust forming part of Australand Property Group.

Australand Property Group Stapled Securities means any two or more securities of Australand Property Group stapled together and trading as quoted stapled securities which are on issue from time to time, recognising that in the future there may be restructures of Australand Property Group and the component securities of the Australand Property Group Stapled Securities.

Australand Property Group Stapled Securityholder means a holder of Australand Property Group Stapled Securities from time to time.

Australand Property Limited means Australand Property Limited (ABN 90 105 462 137, AFSL 231130) in its capacity as responsible entity of Australand Property Trust or such other responsible entity of Australand Property Trust from time to time.

Australand Property Trust means Australand Property Trust (ARSN 106 680 424).

Authorisation includes any consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, approval, direction, declaration, authority or exemption from, by or with any government or any Government Agency.

AWPT4 means Australand Wholesale Property Trust No 4 (ARSN 108 254 413).

AWPT5 means Australand Wholesale Property Trust No 5 (ARSN 108 254 771).

Bid Notice has the meaning given to it in clause 3.3(b).

Business Day means a Trading Day as defined in the ASX Listing Rules.

Capital Amount has the meaning given to it in clause 2.2(a).

Change of Control Event occurs when:

a) a takeover bid under chapter 6 of the Corporations Act is made to acquire all or some of the Australand Property Group Stapled Securities on issue and the offer under such takeover bid is, or becomes, unconditional and the bidder has acquired at any time during the offer period a relevant interest in more than 50% of the Australand Property Group Stapled Securities on issue, excluding circumstances where the bidder had a 50% interest or greater before the offer period; or
b) an Australand Property Group Entity proposes for consideration by its members a scheme which, if approved and implemented, will result in a person acquiring a relevant interest in more than 50% of the Australand Property Group Stapled Securities that will be on issue after the scheme is implemented (excluding circumstances where that person had a 50% interest or greater

at the time the scheme is proposed), and that entity releases to the market an opinion from an independent expert that the proposed scheme is fair and reasonable or the scheme is subsequently approved by Australand Property Group Stapled Securityholders. Notwithstanding the foregoing, if after a Change of Control Event occurs, the scheme is not approved by Australand Property Group Stapled Securityholders, the Change of Control Event will be deemed never to have occurred and any notice given as a result of such event will be deemed to have been revoked. In order to ensure that action is not taken prematurely in relation to clause 5.4(d), the time period referred to in clause 5.4(d) shall be extended if necessary so that it expires on the date of such approval.

Constitution means the constitution of the Australand ASSETS Trust as amended from time to time.

Co-operation Deed means the deed between the Issuer and the Australand Property Group Entities from time to time, pursuant to which, among other matters, Australand Property Group Stapled Securities will be issued to Holders in accordance with clause 7.1.

Corporations Act means the Corporations Act 2001 (Cth).

Directive means:

a) a law; or

b) a treaty, official directive request, guideline or policy (whether or not having the force of law) with which responsible financiers comply in carrying on their business.

Distributable Income means the distributable income of the Australand ASSETS Trust for a Distribution Period as determined by the Issuer in accordance with the Constitution.

Distribution Payment Date means 11 Business Days (or such other number of Business Days as the Issuer may determine, being not more than 20 Business Days) after the last day of each Distribution Period and, for any ASSETS to be Redeemed or Exchanged, the Realisation Date.

Distribution Period means each quarterly period ending on and including 31 March, 30 June, 30 September and 31 December each year, but, in the case of the first such period, means the period commencing on (and including) the Issue Date and ending on (and including) 31 December 2005 and, in the case of the last such period, means the period commencing on (and including) the first day of the calendar quarter in which the Realisation Date falls and ending on (and including) the Realisation Date.

Distribution Rate has the meaning given to it in clause 2.2(a).

Exchange means the Redemption of ASSETS by the Issuer and the issue of Australand Property Group Stapled Securities in accordance with clause 7.1. **Exchanged, Exchangeable and Exchanging** have corresponding meanings.

Exchange Discount (expressed as a decimal) means 2.50%.

Face Value has the meaning given to it in clause 1.2(d).

Final Distribution Payment means the ASSETS Distribution Payment calculated for the final Distribution Period ending on the Realisation Date.

Government Agency means a government or a governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

Guarantee means the subordinated guarantee provided, subject to the Corporations Act, by the Australand Property Group Entities for the benefit of the Holders, contained in the Guarantee Deed.

Guarantee Deed means the deed made by Australand Property Group Entities which includes a guarantee, on a subordinated basis, of the obligations of the Issuer under these Terms for the benefit of the Holders.

Hold Notice has the meaning given to it in clause 3.3(c).

Holder means a holder of ASSETS from time to time as recorded on the Register.

Holder Redemption Event means:

a) a breach by the Issuer or the Australand Property Group Entities of the restrictions or obligations set out in clause 2.5; or

b) a Winding-up Event occurs with respect to an Australand Property Group Entity or, while the Issuer is a related body corporate of Australand Holdings Limited, the Australand ASSETS Trust.

Holder Redemption Event Notice means a notice given by the Issuer in accordance with clause 8.1 following a Holder Redemption Event.

Holder Redemption Notice means a notice given by a Holder in accordance with clause 5.1.

Increased Costs Event occurs if the directors of the Issuer resolve on reasonable grounds (having obtained an opinion from a reputable legal counsel or tax adviser) that a change in any taxation law, regulation, interpretation or ruling issued by any relevant government body, or a change in interpretation as decided by a court of law, has occurred or is announced at any time after the Issue Date and that change may result in more than a negligible increase in costs or denial of a deduction or other tax benefit for the Issuer, or more than a negligible increase in costs or denial of a deduction or other tax benefit for Australand Property Group, in relation to ASSETS or the investments or loans between entities in Australand Property Group.



Initial Margin means the margin determined in accordance with the bookbuild process as described in the PDS.

Issue Date means the first date upon which ASSETS are allotted.

Issuer means Australand Property Limited (ABN 90 105 462 137, AFSL 231130) in its capacity as responsible entity of the Australand ASSETS Trust or its successor as responsible entity.

Issuer Realisation Notice means a notice given by the Issuer to a Holder in accordance with clause 5.2(a).

Make-up Distribution Payment means, with respect to any ASSETS on any Realisation Date, an amount which is equal to the Optional Distribution Payment for the four Distribution Periods or 12 months prior to that in which the Realisation Date falls.

Margin has the meaning given to it in clause 2.2.

Market Rate means:

a) for the first Distribution Period, the rate (expressed as a percentage per annum) equal to the average mid Bank Bill Swap Reference Rate for a term of three months as displayed on the Reuters BBSW page (or any page which replaces that page) on the date on which the Initial Margin is set or on the Issue Date (whichever is the higher rate) or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Sydney time) on that date, the rate calculated by the Issuer having regard to the extent possible to:
   i. the rates otherwise bid and offered for bills of three months or for funds of that tenor displayed on the Reuters BBSW page (or any page which replaces that page) at that time on that date; and
   ii. if bid and offer rates for bills of three months are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;
b) in respect of the second and subsequent Distribution Periods until the first Step-up Date, the rate (expressed as a percentage per annum) equal to the average mid Bank Bill Swap Reference Rate for a term of three months as displayed on the Reuters BBSW page (or any page which replaces that page) on the first Business Day of that Distribution Period or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Sydney time) on that date, the rate calculated by the Issuer having regard to the extent possible to:
   i. the rates otherwise bid and offered for bills of three months or for funds of that tenor displayed on the Reuters BBSW page (or any page which replaces that page) at that time on that date; and
   ii. if bid and offer rates for bills of three months are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;
c) in respect of Distribution Periods between Step-up Dates commencing with a Step-up Date which follows a Successful Re-marketing Process, the rate determined by the Issuer as part of the Re-marketing Process; and
d) in respect of Distribution Periods following a Step-up Date which does not immediately follow a Successful Re-marketing Process, the rate calculated in accordance with (b) above.

Merger Proposal means the stapling of the securities of one or both of AWPT4 and AWPT5 to the securities of Australand Holdings Limited and Australand Property Trust under arrangements which are subject to a number of conditions precedent, including the approval of Australand Property Group Stapled Securityholders.

New Margin means the Margin set by the Issuer pursuant to clause 3.4(a)(i) if there is a Successful Re-marketing Process.

Non-payment Event occurs if an ASSETS Distribution Payment is not paid in full within five Business Days after the relevant Distribution Payment Date.

Optional Distribution Payment means the amount payable by or on behalf of the Issuer under clause 2.8.

Ordinary Unitholders means the holders of Ordinary Units.

Ordinary Units means ordinary units in the Australand ASSETS Trust.

Paid-up Amount means at any time that part of the issue price of ASSETS which was required to be paid up and has been paid up at that time.

PDS means the product disclosure statement for the offer of ASSETS to be issued by the Issuer and dated on or about 2 August 2005, as supplemented from time to time.

Realisation Date means, in relation to an ASSETS, the date determined in accordance with clause 5.4.

Record Date means, in relation to a Distribution Payment Date or any other date on which payments are to be made to Holders, 5.00pm (Sydney time) on the date which is the last day of the Distribution Period to which that Distribution Payment Date relates (or such other period determined by the directors of the Issuer before such Distribution Payment Date or other date).

Redeem means the redemption of ASSETS by the Issuer in accordance with clause 5.3. Redeemed, Redeeming, Redeemable and Redemption have corresponding meanings.

Redemption Amount has the meaning given to it in clause 5.3.

Register means the register of Holders maintained by or on behalf of the Issuer in accordance with the Constitution.

Regulatory Event occurs if the directors of the Issuer resolve on reasonable grounds (having obtained an opinion from a reputable legal counsel) that there is more than an insubstantial risk that Australand Property Group will be exposed to the imposition of additional requirements which the directors (acting reasonably) determine to be unacceptable, as a result of the occurrence of either of the following on or after the Issue Date:

a) the introduction, enactment, amendment, change, repeal, replacement or revocation of any law or regulation affecting securities or any amendment or change to the ASX Listing Rules, or the announcement (including on a prospective basis) of any of the foregoing by a Government Agency or ASX; or
b) any pronouncement, action or decision of a Government Agency or ASX interpreting or applying any such law or regulation or ASX Listing Rule.

Related body corporate has the meaning given to it in the Corporations Act.

Re-marketing Process means the process described in clause 3.

Re-marketing Process Invitation means an invitation given by the Issuer to Holders when initiating a Re-marketing Process.

Removal of Responsible Entity Event occurs if the members of either the Australand ASSETS Trust or an Australand Property Group Entity which is a trust take action to convene a meeting under section 601FM of the Corporations Act to remove the responsible entity of the Australand ASSETS Trust or relevant Australand Property Group Entity. In order to ensure that the Issuer Realisation Notice is not given prematurely, the time period of 25 Business Days referred to in clause 5.4(e) shall be extended if necessary so that it expires on the date the resolution to remove the relevant responsible entity is passed. If the resolution is not passed, the Removal of Responsible Entity Event will be deemed never to have occurred and any notice given as a result of such event will be deemed to have been revoked.

Resale means the sale of ASSETS by the Issuer on behalf of a Holder in accordance with clause 6. Resell and Resold have corresponding meanings.

Retiring Holder means a Holder who, in a Re-marketing Process, provides a Step-up Notice or a Bid Notice specifying a margin higher than the resulting New Margin.

Senior Creditor means any secured or unsecured creditor of an Australand Property Group Entity to whom it must make payment in respect of any Unsubordinated Debt.

Shares means fully paid ordinary shares in the capital of Australand Holdings Limited.

Special Resolution means a resolution passed by 75% or more of votes at a meeting of Holders in accordance with the relevant provisions of the Constitution.

Step-up Date means the date with effect from which changes to certain of the Terms may be made by the Issuer, the first such date occurring on the first day of the first Distribution Period following the third anniversary of the Issue Date and then (subject to a Successful Re-marketing Process occurring before a Step-up Date) each third anniversary thereafter (or such other time period as may be specified under clause 3.4(a)(i)).

Step-up Margin means the Margin which prevailed immediately before the relevant Step-up Date plus the Step-up Percentage.

Step-up Notice has the meaning given to it in clause 3.3(a).

Step-up Percentage (expressed as a decimal) means 2.50%.

Successful Re-marketing Process means a Re-marketing Process which results in a Margin being set by the Issuer pursuant to clause 3.4(a)(i).

Tax Act means:

a) the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth), as the case may be (as consolidated, amended, re-enacted or replaced); and
b) any other Act setting the rate of income tax payable and any regulation promulgated under it.

Terms means these terms and conditions.

Unpaid Distribution Amount means the Final Distribution Payment plus the Make-up Distribution Payment (if any).

Unsubordinated Debt means, in respect of an Australand Property Group Entity, each claim against it which, in the event of insolvency or winding-up, is not (otherwise than by reason of any statutory provision) either:

a) subordinated in any manner to the claims of its unsecured creditors; or
b) by the terms of any agreement, deed or instrument entered into with it, stated or required to be subordinated in any manner to the claims of its unsecured creditors.


APPENDIX
A

VWAP means the average of the daily volume weighted average sale price per Australand Property Group Stapled Security sold on ASX during the relevant periods specified elsewhere in these Terms, but does not include any transaction defined in the ASX Market Rules as a "special", crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, crossings during the closing phase, overnight crossings or any overseas trades or trades pursuant to the exercise of options over Australand Property Group Stapled Securities.

For the purposes of calculating VWAP, if, on some or all of the Business Days in the relevant period, Australand Property Group Stapled Securities have been quoted on ASX as cum any distribution or entitlement but Australand Property Group Stapled Securities will be issued under these Terms ex such distribution or entitlement, then the VWAP on the Business Days on which those Australand Property Group Stapled Securities have been quoted cum distribution or entitlement shall be reduced by an amount equal to:

a) in the case of a distribution, the amount of that distribution including, if the distribution is franked, the amount that would be included in the assessable income of the recipient of the distribution who is both a resident of Australia and a natural person under the Tax Act;

b) in the case of an entitlement which is traded on ASX on any of those Business Days, the average of the daily volume weighted average sale price for such entitlement sold on ASX during the relevant period on the Business Days on which those entitlements were traded; or

c) in the case of an entitlement not traded on ASX during the relevant period, the value of the entitlement as reasonably determined by the Issuer.

Conversely, where on some or all of the Business Days in the relevant period, Australand Property Group Stapled Securities have been quoted on ASX as ex any distribution or entitlement but Australand Property Group Stapled Securities will be issued under these Terms cum such distribution or entitlement, then the VWAP on the Business Days on which those Australand Property Group Stapled Securities have been quoted ex distribution or entitlement shall be increased in accordance with (a), (b) and (c) above in this definition of VWAP (with the necessary changes).

Where a specified period is stated in relation to the determination of VWAP and on any of the Business Days during that period Australand Property Group Stapled Securities were subject to a trading halt or suspended, the period shall be extended by the number of Business Days on which Australand Property Group Stapled Securities were not able to be traded or were suspended.

Where Australand Property Group Stapled Securities are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during the period over which the VWAP is calculated, the VWAP will be adjusted by the Issuer as it considers appropriate and these Terms will be construed accordingly.

Winding-up Event means any of the following events occurring with respect to an entity:

a) the entity resolves in general meeting, or by special resolution in lieu of a general meeting, to be wound up or to appoint a liquidator;

b) an administrator, liquidator or provisional liquidator is appointed to the entity;

c) a court makes an order to wind up or appoint a liquidator to the entity (other than to effect a solvent reconstruction or amalgamation);

d) a receiver, receiver and manager, administrative receiver, statutory manager or similar officer is appointed to all or substantially all of the assets and undertaking of the entity;

e) the entity enters into a compromise, arrangement or composition with, or assignment for the benefit of, its creditors or a class of them; or

f) in the case of any entity which is a trust, the trust terminates or the responsible entity of the trust resolves to terminate the trust or a court makes an order to wind up the trust (other than to effect a solvent reconstruction),

but does not include any corporate action or event the sole or primary purpose of which is to procure that AWPT4 or AWPT5 become sub-trusts of Australand Property Trust or that all or substantially all of the assets of AWPT4 or AWPT5 are transferred to Australand Property Trust or any sub-trust or sub-trusts of Australand Property Trust.

10.2 Interpretation

Unless the context otherwise requires:

a) if there is any inconsistency between the provisions of these Terms and any other document issued in relation to the offer of ASSETS (including the Constitution of which these Terms form part), then, to the maximum extent permitted by law, the provisions of these Terms will prevail;

b) if a calculation is required under these Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places;

c) headings are for convenience only and do not affect the interpretation of these Terms;

d) Australian dollars, dollars, cents, $ or A$ is a reference to the lawful currency of Australia;

e) a group of persons is a reference to any two or more of them jointly and to each of them individually;

f) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

g) anything (including an amount) is a reference to the whole and each part of it;

h) a document (including these Terms) includes any variation or replacement of it;

i) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

j) an accounting term is a reference to that term as it is used in Australian equivalents to International Financial Reporting Standards;

k) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

l) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

m) the singular includes the plural and vice versa; and

n) a reference to a time of day is a reference to Sydney time.

82 - 4507


APPENDIX



The following is a glossary of the capitalised words used in this Offer Document. There is also a list of defined terms in clause 10 of the Terms. Terms defined in clause 10 of the Terms are not defined in this Section and, accordingly, you should read this Section and clause 10 of the Terms together. Defined terms in this Glossary and in clause 10 of the Terms are used throughout this Offer Document and the Application Form.

ABN	Australian business number
Accounting Standards	Accounting standards adopted by the Australian Accounting Standards Board
AFSL	Australian financial services licence
AIFRS	Australian equivalents to International Financial Reporting Standards
Applicants	A person who submits an Application in accordance with the conditions set out in this Offer Document
Application	A valid application made on the conditions set out in this Offer Document
Application Form	A form accompanying or attached to this Offer Document, upon which an offer to subscribe for ASSETS may be made
ARSN	Australian Registered Scheme Number
ASIC	Australian Securities and Investments Commission
ASSETS	Australand Subordinated Step-up Exchangeable Trust Securities as issued by the Issuer pursuant to this Offer Document
ASX	Australian Stock Exchange Limited (ABN 98 008 642 691) or the market operated by it as the context requires
Australand Holdings Limited Constitution	The constitution of Australand Holdings Limited as amended from time to time
Australand Property Group	Has the meaning given to it in the terms or means the Australand Property Group Entities and all of their subsidiaries, as the context requires
Australand Property Limited	Australand Property Limited (ABN 90 105 462 137 and the holder of AFSL 231130), the responsible entity of Australand Property Trust and Australand ASSETS Trust under Part 5C of the Corporations Act
Australand Wholesale Investments Limited	Australand Wholesale Investments Limited (ABN 2 086 673 092 and holder of AFSL 228837)
Bookbuild	The process conducted by the Issuer or its agents on or after the date of this Offer Document where bids are received to enable the Issuer to determine the Initial Margin
Broker Firm Applicant	An Applicant who applies through a co-manager or Participating Broker for a broker firm allocation
Broker Firm Offer	The invitation made by the Issuer pursuant to this Offer Document for Australian resident retail investors to apply for a broker firm allocation of ASSETS from co-managers and Participating Brokers
Broker Firm Offer Closing Date	The closing date for the Broker Firm Offer, expected to be 14 September, 2005
CHESS	The Clearing House Electronic Sub-register System operated by an associate of ASX
Closing Date[1]	The closing date of the Offer as relevant, ie, either the Broker Firm Offer Closing Date or the General Offer Closing Date

1. The Issuer has the right, in conjunction with the Joint Lead Managers, to close the Offer early, to extend the Closing Date for the Offer or to withdraw the Offer without notice.


glossary

Directors	The Directors of the Issuer
EBIT	Earnings before interest and tax
Exposure Period	The period of seven days (which may be extended by ASIC for a further seven days) following lodgement of this Offer Document with ASIC during which the Issuer must not accept Applications
Final Instalment	The second and final instalment of $35 per ASSETS
First Instalment	The instalment of $65 per ASSETS payable on Application
Gearing	Net interest bearing liabilities divided by total tangible assets (cash adjusted)
General Applicants	Applicants who are neither Institutional Investors nor Broker Firm Applicants
General Offer	The invitation to Australian resident retail investors to apply for ASSETS according to this Offer Document
General Offer Closing Date	The closing date for the General Offer, expected to be 9 September, 2005
Group	Australand Property Group
GST	Goods and services tax
Guarantors	The Australand Property Group Entities
HIN	Holder identification number
Holding Statement	Statement issued to Holders by the Registry setting out their holdings of ASSETS
Institutional Investor	A professional investor, sophisticated investors or other wholesale client within the meaning of the Corporations Act or equivalent laws in foreign jurisdictions, as the case may be
Institutional Offer	The offer to Institutional Investors
Issue Price	The price payable for each ASSETS under the Offer, being $100 per ASSETS
Investigating Accountant	PricewaterhouseCoopers Securities Pty Limited (ABN 54 003 311 617 and holder of AFSL 244572)
Joint Lead Managers	Macquarie Equity Capital Markets Limited (ABN 60 001 374 572 and holder of AFSL 240681) and UBS AG, Australia Branch (ABN 47 088 129 613 and holder of AFSL 231087)
Listing Rules	The official listing rules of ASX and any other rules of ASX which are applicable while Australand Property Trust, Australand Holdings Limited and Australand ASSETS Trust are admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any written waiver granted by ASX
Loan Deed Poll	The deed poll made by Australand Property Limited under which the net proceeds of the Offer are to be lent to Australand Property Trust
Merger Proposal	The proposed subscription by Australand Property Group Stapled Securityholders for units in AWPT4 and AWPT5, resulting in the stapling of units in those trusts to Units and Shares upon redemption of substantially all of the units in those trusts which are currently on issue
Offer	The invitation made by the Issuer pursuant to this Offer Document for prospective investors to apply for ASSETS
Offer Document	This Product Disclosure Statement


APPENDIX



Offer Management Agreement	The agreement between the Issuer, Australand Property Limited as responsible entity of Australand Property Trust, Australand Holdings Limited and the Joint Lead Managers, as summarised in Section 10.6
Offer Period	The time between the Opening Date and as relevant, either the Broker Firm Offer Closing Date or the General Offer Closing Date
Opening Date	The first day on which Applications will be accepted, which is expected to be 11 August 2005
Participating Broker	Any participating organisation of ASX selected by the Joint Lead Managers to participate in the Broker Firm Offer
Privacy Act	The Privacy Act 1998 (Cth) as amended
Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277)
Section	A section of this Offer Document
Securities Act	United States Securities Act of 1933, as amended
SFA	Securities and Futures Act, Chapter 289 of Singapore
SGX-ST	Singapore Exchange Securities Trading Limited
Shareholder	A holder of a Share
SRN	Securityholder reference number
Stapling Deed	The stapling deed setting out the terms and conditions of the stapling of the Australand Property Group Entities
Terms	The Terms of this Offer as set out in Appendix A
TFN	Tax file number
Unit	A unit in Australand Property Trust
Unitholder	A holder of a Unit

Corporate Directory

Issuer

Australand Property Limited,
as the responsible entity of Australand ASSETS Trust
Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138

Telephone: +61 2 9767 2000
Facsimile: +61 2 9767 2900
Website: www.australand.com.au

Joint Lead Managers & Bookrunners

Macquarie Equity Capital Markets Limited
Level 9, No. 1 Martin Place
Sydney NSW 2000

UBS AG, Australia Branch
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Legal advisers

Mallesons Stephen Jaques
Level 60, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Auditor

PricewaterhouseCoopers
201 Sussex Street
Sydney NSW 2000

Investigating Accountant

PricewaterhouseCoopers Securities Ltd
201 Sussex Street
Sydney NSW 2000

Tax adviser

Greenwoods & Freehills Pty Limited
Level 35, MLC Centre
Martin Place
Sydney NSW 2000

Australand Registry

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Telephone: 1300 855 080

Australand infoline

1800 452 138
Monday to Friday (8.30am to 5.30pm)



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Miscellaneous	82 - 4507
* Asterisks denote mandatory information	

Name of Announcer *	AUSTRALAND PROPERTY GROUP
Company Registration No.	ABN 90 105 462 137
Announcement submitted on behalf of	AUSTRALAND PROPERTY GROUP
Announcement is submitted with respect to *	AUSTRALAND PROPERTY GROUP
Announcement is submitted by *	Phil Mackey
Designation *	Company Secretary
Date & Time of Broadcast	03-Aug-2005 10:51:26
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand Announces a $20 million CMBS Tap Issue
Description	
Attachments:	ASXannouncement3Aug05CMBStapissue.pdf Total size = **974K** (2048K size limit recommended)

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AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

3 August 2005

Australand Property Group announces a $20 million CMBS 'tap issue'

Australand Property Group ("Australand") today announced its second issue of notes under its existing $315 million Commercial Mortgage Backed Securitisation ("CMBS") issue ("AFL Series 2004-1").

The $20 million 'tap issue' will have the same scheduled maturity date of 25 June 2009 and final maturity date of 28 December 2010 as the existing notes on issue. $5 million of the additional notes will be issued within existing headroom at the AAA, AA and BBB rating levels. The tap issue will be used to repay existing debt and comprises:

Australand Finance Limited

Class	Preliminary Rating	Amount ($ millions)
A	AAA	3
B	AA	1
D	BBB	1
E	BBB-	15

The notes are ultimately backed by a highly diverse and fully cross collaterised pool of 21 commercial and industrial properties, characterised by a good quality tenancy base and a weighted average lease profile of 7.2 years.

Attached is a copy of presentation slides to be discussed with potential investors.

For further information please contact:

David Craig
Chief Financial Officer
Phone: 61 2 9767 2145



Australand Property Group

AFL Series 2004-1 CMBS
Further Issuance of $20 million



August 2005

Arranger and Lead Manager


Westpac
Institutional Bank

Issue Terms - AFL Series 2004-1

- **Issuer** Australand Finance Limited
- **Notes on Issue**

	Class A	Class B	Class C	Class D	Class E
Rating	AAA	AA	A	BBB	BBB-
Fixed Rate Notes	$120m	-	-	$24m	-
Floating Rate Notes	$73m	$34m	$39m	$25m	-

- **Proposed Issue**

<table>
<tr><th></th><th>Class A</th><th>Class B</th><th>Class C</th><th>Class D</th><th>Class E</th></tr>
<tr><td>Rating</td><td>AAA</td><td>AA</td><td>A</td><td>BBB</td><td>BBB-</td></tr>
<tr><td>Fixed Rate Notes</td><td>-</td><td>-</td><td>-</td><td>-</td><td rowspan="2">$15m
Fixed / Floating</td></tr>
<tr><td>Floating Rate Notes</td><td>$3m</td><td>$1m</td><td>-</td><td>$1m</td></tr>
</table>

- **Scheduled Maturity** June 2009
- **Final Maturity** December 2010
- **Step-up Interest** Twice the margin for each class of Notes as at initial the issue date

Collateral Coverage

- 21 quality office and industrial properties
- Property portfolio well diversified by location and high quality tenancy base

	S&P	Independent	Variance
Valuation	$489.8m	$567.7m	13.7%

	AAA	AA	A	BBB	BBB-
Issue Amount	$196m	$35m	$39m	$50m	$15m
LVR (per S&P)	40%	47%	55%	65%	68%
DSCR* (per S&P)	2.3x	1.9x	1.6x	1.4x	1.3x

*** Refinance constant 9.25%**

Structural Features

- **Security** — First ranking fixed and floating charge over assets of the Issuer plus the benefit of a first ranking mortgage over the properties.
- **18 Month Sell-down** — There is a requirement to commence sale of security properties to the extent that principal on the Notes remains unpaid on the Scheduled Maturity Date.
- **Rights to Deal in Properties** — To operate effectively, APG may acquire, sell, or transfer properties subject to rating affirmation by S&P.

Structural Features

• **Liquidity Support:**	Liquidity Facility of $15.6m has been sized to cover six months of interest payments and Issuer expenses.
• **Capital Expenditure:**	Undertaking by APG to expend sufficient amounts each year with intent of maximising occupancy levels, tenant cashflows and the capital value of the properties.
• **Insurance:**	Properties are insured against public liability, industrial special risks and business interruption.
• **Interest Rate Swaps:**	Swaps, if any, will comply with S&P criteria.



Updated CMBS Property Portfolio



Updated CMBS Property Portfolio

Geographic diversification - by property value


QLD
11%
WA
1%
SA
1%
NSW
65%
VIC
22%

Sector diversification - by property value


Industrial
33%
Office
67%

- Portfolio is well diversified along the Eastern seaboard
- Locations are regions of principal economic activity
- Properties are located within the Office and Industrial sectors

Updated Lease Expiry of 7.2 years


Lease expiry profile - weighted by income
30%
25%
20%
15%
10%
5%
0%
Scheduled Maturity
of the Notes
0%
4%
7%
1%
0%
13%
27%
15%
23%
11%
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015+
Year Ended 30 June

- Weighted average lease expiry is 7.2 years
- 89% of leases, by income, expire following the Scheduled Maturity Date
- Leases provide for a growing rental income over term of CMBS
- Tenancy is well diversified - 56% of income sourced from Investment Grade tenants

Updated Top 10 Tenants


Top 10 tenants
Nestle
Commonwealth of Australia
Coles Myer
Australand Property Group
NSW State Government
Cadbury Schweppes
TNT Australia
Ansell
National Australia Bank
Exel
0%
2%
4%
6%
8%
10%
12%
14%
16%
Percentage of current income

Conclusion







Transaction Summary

- Issue of AAA to BBB- rated CMBS Notes
- Scheduled Maturity Date June 2009 (approx 4 years)
- Security comprises 21 prime office and industrial properties
- Portfolio is well diversified across areas of principal economic activity
- Average lease expiry of 7.2 years
- 89% of leases, by income, expire following the Scheduled Maturity Date
- Tenancy is well diversified with 56% of income sourced from investment grade tenants
- Conservative LVR and DSCR levels for all classes of Notes


AUSTRALAND

Proposed Timetable

Pricing date: [9 August 2005]

Settlement date: [12 August 2005]

Appendix: Transaction Structure


AFL Series
2004-1
Australand
Holdings
Limited
100%
Deposit
of
Shares
Charge
Australand Finance
Limited
Management
Agreement
Rylehall Pty
Limited
AFL Security
Trustee
Australand Property
Limited
Beneficiary
Master Loan Agreement
and Loan Certificate
Master Guarantee Deed
Australand Group Security
Trust Deed
Series 1
Australand
Holdings
Limited
AWPT
AWPT 2
AWPT 3
Series 1
Security
Pool
Securities - Charges; real property, mortgages; guarantees

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	AUSTRALAND PROPERTY GROUP
Company Registration No.	ABN 90 105 462 137
Announcement submitted on behalf of	AUSTRALAND PROPERTY GROUP
Announcement is submitted with respect to *	AUSTRALAND PROPERTY GROUP
Announcement is submitted by *	Phil Mackey
Designation *	Company Secretary
Date & Time of Broadcast	03-Aug-2005 13:55:26
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Standard & Poor's Presale Report on $20 million CMBS 'tap issue'
Description	
Attachments:	ASXannouncement3Aug05CMBSSPPresaleReport.pdf Total size = **484K** (2048K size limit recommended)

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AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

3 August 2005

Standard & Poor's Presale Report on $20 million CMBS 'tap issue'

Attached is a copy of Standard & Poor's Presale Report on Australand Finance Limited's proposed $20 million Commercial Mortgaged-Backed Securities ("CMBS") 'tap issue' announced earlier today.

For further information please contact:

David Craig
Chief Financial Officer
Phone: 61 2 9767 2145



Structured Finance

PRESALE REPORT

This presale report is based on information as of Aug. 3, 2005. The ratings shown are preliminary. This report does not constitute a recommendation to buy, hold, or sell securities. Subsequent information may result in the assignment of final ratings that differ from the preliminary ratings. Please call Standard & Poor's at (61) 3-9631 2000 for the final ratings when assigned.

Profile

Expected closing date:
Aug. 12, 2005.

Scheduled maturity date:
June 25, 2009.

Final maturity date:
Dec. 28, 2010.

Collateral:
The notes are ultimately secured by first-ranking mortgages over a fully cross-collateralized pool of 21 commercial and industrial properties.

Issuer:
Australand Finance Ltd.

Responsible entity:
Australand Property Ltd.

Primary credit enhancement:
Overcollateralization.

Bank account provider:
Commonwealth Bank of Australia Ltd.

Manager:
Rylehall Pty Ltd.

Supporting Rating

Liquidity facility provider:
Westpac Banking Corp. (AA-/Stable/A-1+).

Analyst:
Philip Grundy
Melbourne
(61) 3-9631-2063

philip_grundy
@standardandpoors.com

Australand Finance Ltd. Series 2004-1

A$20 Million Commercial Mortgage-Backed Notes

Preliminary ratings as of Aug. 3, 2005

Class	Preliminary rating*	Preliminary amount (mils. A$)	Initial loan-to-value ratio (%)	Debt-service coverage ratio (x)
A	AAA	3.0	40.0	2.3
B	AA	1.0	47.2	1.9
D	BBB	1.0	65.3	1.4
E	BBB-	15.0	68.4	1.3

*The rating on each class of securities is preliminary and subject to change at any time.

Affirmed ratings as of Aug. 3, 2005

Class	Rating	Amount (mils. A$)	Loan-to-value ratio (%)	Debt-service coverage ratio (%)
A	AAA	193.0	40.0	2.3
B	AA	34.0	47.2	1.9
C	A	39.0	55.1	1.6
D	BBB	49.0	65.3	1.4

Rationale

The preliminary ratings assigned to the notes to be issued by Australand Finance Ltd. (AFL) reflect the ability of the issuer to pay interest on each payment date, and principal on or before the legal final maturity date. Standard & Poor's assessment takes into account the quality and diversity of the collateral pool of securities, the cash flow coverage and debt level, the liquidity support provided, insurance coverage, and the transaction structure.

Background and Rating Affirmation of Existing Notes

This is the second issue of notes under the AFL Series 2004-1 program and follows the initial issuance in June 2004, when Standard & Poor's assigned ratings to A$315 million multi-tranche commercial mortgage-backed securities (CMBS) issued by AFL. AFL now intends to issue a further A$20 million of series 2004-1 notes, which are fully fungible and have a scheduled and final maturity date coterminous with the existing notes; A$5 million of the additional notes will be issued within existing headroom at the 'AAA', 'AA', and 'BBB' rating levels; and the remaining A$15 million will comprise a new Class E tranche rated 'BBB-' by Standard & Poor's.

The notes are supported by a diverse and fully cross-collateralized pool of 21 commercial and industrial properties held by Australand Property Group (APG) through various trusts and subsidiaries. The collateral security pool comprises a mix of high quality commercial office buildings, campus-style office parks, and industrial office/warehouses and distribution centers.

Standard & Poor's analysis of the collateral assets involved inspecting the majority of the security properties and the application of established CMBS methodology to determine the stabilized cash flow and capital value for rating purposes. Standard & Poor's previously determined the capital value of the initial collateral pool at A$484.5 million and the stabilized cash flow generated by the assets at A$40.6 million, compared with the independent value of A$535.9 million and passing income of A$44.3 million (as at June 2004). There has been one asset substitution since the initial securitization in June 2004. In December 2004, Standard & Poor's affirmed the rating of the outstanding notes when the security property at 1–19 South Park Drive, Dandenong, Victoria was

substituted with another Victorian factory/warehouse located in the Melbourne Airports precinct at 60 Annandale Road, Tullamarine. As a result of the collateral asset substitution, Standard & Poor's assessed capital value of the collateral pool now stands at A$489.8 million, with a stabilized cash flow of A$41 million. The current independent valuation of the total collateral pool is A$567.7 million with a net passing income of A$46.6 million.

Strengths and Weaknesses

Strengths

The strengths of the transaction observed in the rating analysis are:

- The quality and diversity of the collateral pool of properties supporting the CMBS, and the level of overcollateralization that has been provided. The 21 properties charged as collateral security are well located in solid commercial or industrial precincts across five states. The portfolio comprises 67% office properties and 33% industrial properties;
- The properties generate significant annual rental income, and the weighted average lease maturity of the collateralized pool, at around seven years, is well above most other office and industrial property trusts. About 56% of current rental income is derived from investment-grade tenants;
- The transaction is structured so that the required payment obligations to the issuer under the secured loan will fully match fund interest, principal, and transaction expenses of the issuer. Although Standard & Poor's has assessed the cash flow and capital value of each asset separately, the notes will benefit from full cross collateralization;
- The properties, which are mostly newly constructed, single-tenant assets developed by APG, have an average age of approximately three years; and
- APG, one of Australia's largest diversified property groups, continues to manage the properties and brings a high level of experience and expertise to the transaction. As managed investment schemes, Australand Property Ltd. (APL) and its relevant sub-trusts are subject to rigorous statutory reporting and corporate governance obligations.

Weaknesses

Weaknesses identified with respect to the transaction are:

- The degree of geographic concentration among the higher-value security properties within the pool. Almost 42% of the total security value is contained in two sites: three buildings at Rhodes Corporate Office Park, Rhodes, New South Wales, and the Gateway and Henry Deane buildings, which are adjacent to one another on the Southern fringe of Sydney's central business district (CBD). The Rhodes assets represent around 25% of total security value, while the Gateway and Henry Deane buildings account for 17%. In assessing the collateral security pool, Standard & Poor's has considered concentration issues, as well as the quality of the assets and tenants (most of whom are investment-grade on relatively long leases), and the level of diversity across the portfolio as a whole;
- With a portfolio of 21 mostly single-tenant properties, the diversity of tenants is limited compared with other Australian multi-property, single-borrower CMBS transactions. There are currently 28 tenants leasing space in the collateral pool, with the 10 largest (by proportion of rental) accounting for around 74% of total income, and the top six generating around 55% of total income. As a consequence, the potential impact on cash flow from the loss of a single tenant within the pool could be significant. The level of tenant diversity is largely mitigated by overall tenant quality, with around 56% of current passing income derived from tenants that carry an investment-grade rating. Of the top six, five carry investment-grade ratings, including the Australian Commonwealth Government (AAA/Stable/A-1+) and the New South Wales State Government (AAA/Stable/A-1+), which together generate about 17% of total rental income. The only unrated tenant in the top six is APG, which contributes 8% of rental income;
- The transaction is structured on an interest-only basis, with no amortization of principal until the scheduled maturity date. This bullet repayment creates a significant repayment risk at the scheduled maturity date. If the notes are not repaid or refinanced at that time, the transaction will move into an 18-month tail period, during which time properties may be sold at the direction of the security trustee, with sale proceeds ultimately passed to noteholders on payment dates; and
- The transaction allows for APG to raise further debt or unrated subordinated debt secured by the collateralized security pool. The ability to raise further debt is governed by the transaction

documents and, accordingly, APG may raise further debt secured by the collateral properties, subject to rating affirmation.

Rating Transition Analysis

The ratings on the notes may be affected by a sustained and material deterioration in the quality and performance of the underlying security properties. This may involve either the loss of larger tenants, if not replaced within a reasonable period, and/or significant erosion in the capital value of the security pool. Because of this, economic factors and property market fundamentals, as well as quality of management, will be the key influencing features over the term of the transaction.

Loss of key tenants may not have an immediate impact on ratings. Standard & Poor's analysis of the assets and stabilized cash flows has included an allowance for vacancy and re-leasing of properties. Given the quality and locational attributes of the assets and levels of cash flow coverage available, it should be possible to re-lease properties on commercial terms within a reasonable timeframe. Noteholders will also have the benefit of a liquidity facility which is to be increased from A$14.7 million to A$15.6 million, equivalent to around six months' interest on all rated notes, plus priority expenses, which will be available to sustain transaction cash flows during re-leasing periods, if required.

The security properties are generally well located in their markets. They are all relatively new, high-quality assets that are unlikely to require any material capital expenditure during the transaction term. Under the transaction documents, APG is required to continue to undertake repairs and maintenance of the properties to maximize occupancy levels and property revenue over the transaction term.

Transaction Structure

The AFL Series 2004-1 notes have a remaining term-to-scheduled maturity of four years, with an 18-month tail period. The notes are ultimately supported by first-ranking charges over 21 commercial and industrial properties located throughout Australia.


Chart 1
Australand Finance Ltd. Transaction Structure
Series 2004-1
Noteholders
Perpetual Trustee
Co. Ltd.
(Australand Finance Ltd.)
Security Trustee)
Rylehall Pty Ltd.
(Manager)
Fixed and floating charge
Australand
Finance Ltd.
(Issuer)
Liquidity and Swap
Providers
(As Required)
Secured loan
P.T. Ltd.
(Australand Property
Group Security Trustee)
Australand Property Group
Australand
Holdings Ltd.
(Borrower)
Australand Property
Trust
(Asset Owning Entities)

The issuer, AFL, is a special-purpose vehicle (SPV), established as a fully segregated issuer, responsible for raising debt on behalf of APG. AFL issues fixed- or floating-rate notes and on-lends the proceeds of issuance to Australand Holdings Ltd. (AHL) through a secured loan

structure. AHL will then apply funds as required. Proceeds of the initial issuance, and this increase, will be applied to refinance existing debt.

The secured loan between AFL and AHL is structured to ensure that AFL has sufficient funds available at all times to meet its obligations to secured creditors (including noteholders, liquidity providers, and swap counterparties). The loan principal is repayable on the scheduled maturity date and not later than the final maturity date (18 months later), and interest and charges will fully match fund AFL's obligations.

The issuer is a member of a consolidated tax group for income tax purposes, having entered into a tax-sharing agreement with AHL. The consolidated tax group comprises AHL and its wholly owned subsidiaries. The intention of the tax-sharing agreement is to limit any tax liability of AFL in respect of the group liability to a reasonable allocation of the group's total tax liability, comparable to AFL's position on a standalone basis. AHL, as head of the group, will be responsible for administration of the agreement, maintaining its currency and effectiveness, and must ensure timely delivery of the agreement to the Australian Tax Office, if required, to ensure that AFL maintains the tax allocation provided for in the tax-sharing agreement.

Security

The issuer has granted a first-ranking security interest over all of its assets, including its rights under the secured loan between itself and AHL, to the AFL security trustee for the benefit of secured creditors.

Repayment of the loan from AFL to AHL is ultimately secured by first-ranking real property mortgages over the 21 properties held by APG through various trusts and subsidiaries, along with first-ranking interests in the assets and undertakings, including relevant bank accounts, associated with those secured properties. Australand Properties Ltd. (APL), as responsible entity of the property holding trusts, together with the responsible entities of the relevant sub-trusts, will guarantee AHL's undertakings. These guarantees are supported by first-ranking mortgages over the collateral properties. All security for the loan between AFL and AHL will be charged to the AG security trustee for the benefit of AFL.

As noted above, the principal balance under the secured loan between AFL and AHL is repayable on the scheduled maturity date. If for any reason AFL is not repaid on the scheduled maturity date, then it must act in accordance with the provisions of the issuer security trust deed. Unless the security trustee agrees otherwise, APG will be required to begin sale of the properties so that the outstanding principal is repaid as quickly as possible and no later than the final repayment date.

In addition to the rated notes, the collateral security pool also secures, on a fully subordinated basis, a multi-option facility (MOF) raised by AFL on behalf of APG. There is no capacity for the MOF providers to trigger default or early repayment of notes.

A full list of the core properties and overview of the portfolio is included in "Collateral Description" and *Table 1*.

Management and Ownership

APG was established in November 2003 by stapling the units in Australand Property Trust to the ordinary shares in AHL, thereby forming APG stapled securities. APG has grown to be one of Australia's largest diversified property groups. The group is organized into four operating divisions: (i) land and housing, (ii) apartments, (iii) commercial/industrial, and (iv) property investment. Other activities include management of Australand's Wholesale Trusts, development, ownership, and management of commercial and industrial properties, and development of residential land, housing, and apartment buildings.

The APG stapled securities are listed on the Australian and Singapore stock exchanges with a current market capitalization of around A$1.3billion. APG is ranked in the top 150 listed Australian companies. The major security holder is the Singapore-based property group CapitaLand Ltd., with around 53% of issued capital.

The activities of AFL are managed by Rylehall Pty Ltd., a wholly owned subsidiary of AHL.

Collateral

The collateral that ultimately secures the notes comprises a fully cross-collateralized pool of 21 commercial and industrial properties. The assets are distributed among five states and include several property classes. Around 67% of the value of the collateral portfolio is in commercial office properties and the balance is in industrial office/warehouse or distribution centers.

The portfolio is characterized by mostly single-tenant buildings, with long-term leases to quality tenants. Approximately 42% of the value of the collateral pool is captured in two sites: Rhodes Corporate Office Park, and the Gateway and Henry Dean buildings.

Three buildings within the collateralized pool are located in Rhodes Corporate Office Park, Rhodes, New South Wales, and are known as Buildings B, C, and D. Rhodes is a relatively new campus-style office park located 14 km west of the Sydney CBD. Nestlé Australia Ltd. (AA-/Negative/A-1+) leases all of Building D, the most prominent building, located at the front of the development. Building C is the head office of APG, which leases the property on terms expiring in November 2011.

When the AFL CMBS program was launched in June 2004, Building B at Rhodes was only partially let. Nestlé Australia Ltd. (Nestlé; AA-/Negative/A-1+) occupied around 28% of the net lettable area (NLA), with the balance of the available space subject to a rental guarantee from APG. Building B is now fully leased. Nestlé has increased its tenancy to 35% of NLA, but National Australia Bank Ltd. (NAB; AA-/Stable/A-1+) is now the largest tenant with around 51% of NLA, on lease terms that expire in July 2012.

The Henry Deane and Gateway buildings are two newly developed commercial office buildings located adjacent to each other in the southern part of Sydney's CBD, about 2 km from the GPO, next to Central station. The properties are leasehold with around 97 years remaining on the ground leases, and both benefit from long leases to 'AAA' rated government tenants. The location, quality, and tenant profile of the buildings are considered a strength.

Table 1 – Property Summary

Property	Size (m²)	Current independent valuation (A$ mils.)	Major tenants (incl. year of expiry)
New South Wales			
Building D, Rhodes Corporate Office Park, Rhodes ***(Commercial office)***	17,238	61.5	Nestlé Ltd. (AA-/Negative/A-1+), November 2013
The Gateway Building, 26–30 Lee Street, Sydney ***(Commercial office)***	12,530	59.0	Commonwealth of Australia (AAA/Stable/A-1+), March 2012
Tower A, 197–201 Coward Street, Mascot ***(Commercial Office)***	12,700	46.25	TNT Australia Pty Ltd., July 2013
Building B, Rhodes Corporate Office Park, Rhodes ***(Commercial office)***	12,674	42.25	National Australia Bank Ltd. (AA-/Stable/A-1+), July 2012. Nestlé Australia Ltd. (AA+/Negative/A-1+), July 2008 & July 2013
Henry Deane Building, 20 Lee Street, Sydney ***(Commercial office)***	9,112	39.3	New South Wales Government,(AAA/Stable/A-1+), November 2011
Building C, Rhodes Corporate Office Park, Rhodes ***(Commercial office)***	10,827	37.2	Australand Property Group, July 2011
Lots 206 & 208, Greystanes Business Hub, Greystanes. ***(Office/warehouse)***	25,705	35.0	Cadbury Schweppes Australia Ltd. (BBB/Stable/A-2), February 2013
Walters Road, Arndell Park ***(Office/warehouse)***	17,733	24.0	Exel (Australia) Pty Ltd., April 2012
8 Stanton Road, Seven Hills ***(Office/warehouse)***	10,708	15.5	Panasonic Australia, May 2012
10 Stanton Road, Seven Hills ***(Office/warehouse)***	7,065	9.5	Asics Oceania Pty Ltd., April 2011

Queensland			
57–71 Platinum Street, Crestmead ***(Office/warehouse)***	19,299	17.5	Stramit Corporation Pty Ltd., Nov. 2011
5–7 Trade Street, Lytton ***(Office/warehouse)***	14,479	14.0	Berri Ltd., May 2011
99 Shettleston Street, Rocklea ***(Office/warehouse)***	15,186	13.0	Amcor Ltd. (BBB/Negative/A-3), Dec. 2006
51 Stradbroke Street, Heathwood ***(Office/warehouse)***	10,040	9.5	B&R Enclosures Pty Ltd., June 2014
16 Archimedes Pl, Murarie ***(Office/warehouse)***	4,011	6.8	HPA Ltd., June 2008
South Australia			
102 Coglan Rd, Outer Harbour ***(Office/warehouse)***	6,626	7.4	Southcorp Ltd. (BBB-/Stable/NR), April 2011
Victoria			
690 Springvale Road, Mulgrave ***(Commercial Office)***	21,323	68.4	Coles-Myer Ltd. (BBB/Stable/A-2), April 2017
Building 10, 658 Church St, Richmond ***(Office/warehouse)***	8,067	27.0	Ansell Ltd., (BB+/Stable/NR), Sep. 2007
35–59 South Park Dve., Dandenong ***(Office/warehouse)***	21,345	15.1	New Clicks (Australia) Pty Ltd., May 2014
60 Annandale Road, Tullamarine ***(Office/warehouse)***	16,276	12.475	Willow Ware Australia Pty Ltd., May 2018
Western Australia			
811 Abernathy Rd, Forrestfield (Office/warehouse)	7,021	7.0	Toll Ipec Pty Ltd., July 2012

Tenancy Profile and Lease Maturity Risk

Rental income generated by the collateral portfolio of security properties is derived from a total of 28 tenants.

The portfolio reports strong occupancy levels with a combined occupancy of around 99%, with a weighted average lease term to maturity of about seven years. Around 11% (by value) of the leases are due to mature during the transaction term. The single largest maturity is the lease to Ansell Ltd. (BB+/Stable/--), which represents 5% net passing income from the collateral pool.

Ansell Ltd. leases a suburban office building at Richmond in Victoria on terms that expire in September 2007; however, Ansell Ltd. has a further three-year option. The property is a modern, A-grade suburban office development around 3 km from the Melbourne CBD, and is within easy access to public transport and Melbourne's major freeway network, CityLink. The development comprises a four-level building with an NLA of around 8,067 m^2. If, for any reason, Ansell Ltd. does not exercise its option, the subject property may be vulnerable to the pressures on the Melbourne office market. The Melbourne office market is expected to face issues of over-supply for some time yet. Given the quality and location of the building, it is reasonable to expect that at least some of the space could be re-leased on commercial terms over a reasonable timeframe.

Standard & Poor's analysis of the collateral properties includes derivation of an appropriate vacancy factor, re-letting periods, and an allowance for leasing costs. In Standard & Poor's view, the cash flow generated by the collateral pool is sufficiently robust to continue to meet the payment obligations of the notes in the unlikely event that none of the space with lease maturity within the transaction term is re-leased and the vacancy at Building B is not leased prior to expiry of the guarantee.

Table 2 -Top 10 Tenants as a Percentage of Collateral Portfolio Net Income

Tenant	***Net property income (%)***
Nestlé Australia Ltd. (AA/Negative/A-1+)	14

Commonwealth of Australia (AAA/Stable/A-1+)	10
Coles Myer Ltd. (BBB/Stable/A-2)	9
Australand Property Group	8
New South Wales Government (AAA/Stable/A-1+)	7
Cadbury Schweppes Australia Ltd. (BBB/Stable/A-2)	7
TNT Australia Pty Ltd.	6
Ansell Ltd. (BB+/Stable/B)	5
National Australia Bank Ltd. (AA-/Stable/A-1+)	4
Exel (Australia) Pty Ltd.	4
Total	***74***

Chart 2

**Australand Finance Ltd. Series 2004-1
Lease Maturity Profile**


28
26
24
22
20
18
16
14
12
10
8
6
4
2
0
Gross income (%)
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015+
Financial year

Credit Evaluation

Standard & Poor's assessment of the stabilized cash flow derived from the 21 security properties is A$41.0 million, with a Standard & Poor's assessed capital value of A$489.8 million, compared with the current passing rent of A$46.6 million and total independent valuation of A$567.7 million.

Debt Sizing

The loan-to-value ratio (LTV) and debt-service coverage ratio (DSCR) levels adopted for this transaction reflect:

- The diversity and quality of the fully cross-collateralized pool of 21 commercial and industrial properties;
- The historic cash flow and capital value volatility of markets in which the properties are located in Australia; and
- The transaction structure and tenor of the notes.

The slight increase in debt issuance capacity is the product of the higher capital value of the Annandale Road, Tullamarine, property, compared with that of the South Park Drive, Dandenong, property that it replaced in the collateral pool. Standard & Poor's has not revised the required LTV and DSCR thresholds, and there has there been no change to the assessed capital value or the stabilized cash flow of the remaining collateral assets.

Table 3 details the required DSCR levels and corresponding debt issuance amounts.

Table 3 – Rated Debt Issuance Summary (Potential Debt Issuing Capacity)

Rating	DSCR* (x) based on the stabilized cash flow and a fixed interest rate of 6.5%¶	Analyzed DSCR (x) based on the stabilized cash flow and a 9.25% refinance rate	LTV§ (%)	Potential debt (mils. A$)
AAA	3.2	2.3	40.0	196.0
AA	2.7	1.9	47.2	35.0
A	2.3	1.6	55.1	39.0
BBB	2.0	1.4	65.3	50.0
BBB-	1.9	1.3	68.4	15.0

*DSCR–Debt-service coverage ratio. ¶Hypothetical interest-rate assumption. §LTV–Loan-to-value ratio. The LTV is based on Standard & Poor's assessed values.

Right to Deal in the Security Properties

The transaction documents allow APG to acquire or sell secured properties before the scheduled maturity date in certain circumstances. If the property being acquired is to become part of the collateral security pool, the acquisition will require rating affirmation on the notes.

APG may dispose of a secured property if the sale proceeds are deposited into the sale proceeds account, the sale is made on arms-length terms and for fair market value, and Standard & Poor's provides rating affirmation. Rating affirmation is required for withdrawals from the sale proceeds account, other than for investment in approved investments or withdrawal of funds in excess of the gearing cap.

APG may substitute collateral assets subject to rating affirmation. APG may acquire properties funded by another financier or third party whose recourse is limited to those properties, or, where there is recourse to the subject properties, that recourse is fully subordinated to the interests of the CMBS noteholders and rating affirmation has been obtained.

Capital Expenditure

APG is required to undertake repairs and maintenance of the properties in the ordinary course of business, with the objective of maximizing occupancy levels, property revenue, and capital value during the term of the CMBS. Noncompliance with capital expenditure requirements will not, however, be an event of default.

Standard & Poor's has factored into its assessed stabilized cash flow an estimation of a limited sinking fund allowance consistent with prudent property management practice.

Industrial Special Risks Insurance

The respective responsible entities are required to maintain insurance coverage that meets Standard & Poor's criteria, that covers the portfolio for the full reinstatement of the properties, public liability, and any business interruption/loss-of-rental effects on its cash flows. Existing insurance arrangements satisfy Standard & Poor's requirements.

Structural Considerations

Bank Accounts

All rental receipts are paid directly into the collections account, which is secured by a fixed-and-floating charge in favor of the AG Security Trustee. Property expenses and amounts payable under the loan are paid from this account in accordance with transaction documents. Appropriate ledger and accounting systems are in place to assist in the identification of relevant funds.

Liquidity Facility

Noteholders benefit from an A$15.6 million liquidity facility, increased from the previous level of A$14.7 million. The limit of the liquidity facility has been sized based on six months' of noteholder payments at Standard & Poor's stressed interest rate and six months' of transaction expenses (such as trustee fees, rating fees, and administration fees, but excluding permitted property expenses).

If the liquidity drawn amounts are not repaid from excess cash flow, they will be repaid from capital recoveries associated with the enforcement and sale of secured assets, if required. As these fully drawn liquidity amounts rank equally with noteholders, this would have the effect of adding a further A$15.6 million of debt ranking pari passu with 'AAA' noteholders, and equivalent to around 3% of Standard & Poor's assessed capital value.

Refinancing Risk

The transaction comprises interest-only notes with a soft bullet maturity. The failure of the issuer to repay the notes on the scheduled maturity date will not be an event of default. Instead, the AG Security Trustee will have the capacity to direct the progressive and orderly realization of the collateral assets over a period of up to 18 months, if required. This will enable the issuer to repay notes no later than the final maturity date.

In assessing the appropriateness of the tail period, Standard & Poor's considered the potential resale market for investment-grade commercial property in Australia, which is dominated by domestic property trusts, institutions, syndicates, and private investors. Investment activity in Australian investment-grade property currently is sound. These positive market fundamentals, combined with the anticipated performance of the portfolio, bode well for the timely sale of the secured assets if the issuer is unable to refinance during the tail period. If market conditions deteriorate, the noteholders have the benefit of LTV and DSCR rating thresholds, enabling them to withstand a significant decline in both income and property value.

Between the scheduled maturity date and the final maturity date, the notes attract a step-up margin, which provides a financial incentive to refinance on the scheduled maturity date.

Chart 3

Australian Property Market Performance
Total Return Index


Australian office
Australian retail
Australian industrial
1,400
1,200
1,000
800
600
400
200
0
Dec-84
Dec-85
Dec-86
Dec-87
Dec-88
Dec-89
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04

SOURCE: Property Council of Australia

Surveillance

Surveillance will be maintained on this transaction while rated, until the notes mature or are otherwise retired.

Analytical Contacts

Primary analyst: Phil Grundy, associate director, Melbourne, (61) 3 9631-2063

CMBS analytical manager: Peter Eastham, director, Melbourne, (61) 3 9631-2062

Surveillance manager: Belinda Smith, associate director, Melbourne, (61) 3 9631-2068
Surveillance analyst: Ketty Tai, rating specialist, Melbourne (61) 3 9631 2178

Related Research

- *Australian Commercial Mortgage-Backed Securitization – The Rating Process*, published April 6, 2001.
- *Things That Matter: The Australian Commercial Real Estate-Backed Securities Market*, published March 3, 2003.

The above articles are available on RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. They can also be found on Standard & Poor's Web site at www.standardandpoors.com. Under Credit Ratings select News & Analysis. Then find the article under Commentary & News.

A rating is not a recommendation to purchase, sell or hold a security, in as much as it does not comment as to the market price or suitability for a particular investor. A debt rating is a current assessment of the ability of a borrower to repay principal and interest with respect to a specific long or short term obligation in a timely manner. Ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, information or other circumstances.

This rating report is not issued in conjunction with, or as part of, any information or offering document and Standard & Poor's has had no role in relation to the preparation of any such document (other than as may be disclosed in any such document) and makes no representations or warranties as to the accuracy, completeness or appropriateness of any information contained in any such document.



(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "Company"), the manager of CapitaMall Trust ("CMT"), wishes to announce that 648,420 units in CapitaMall Trust ("Units") have been issued to the Company today. Of these 648,420 Units, 458,799 Units were issued at an issue price of S$1.775625 per Unit and 189,621 Units were issued at an issue price of S$2.3675 per Unit.

These Units were issued to the Company as payment of the Performance Component (as defined in the trust deed constituting CMT (as amended) (the "Trust Deed")) of the Management Fee (as defined in the Trust Deed) for the period from 1 April 2005 to 30 June 2005 (both dates inclusive) in relation to (i) Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, Plaza Singapura; and (ii) Hougang Plaza and Sembawang Shopping Centre which have been recently acquired by CMT. Pursuant to the Trust Deed, the Manager has elected to receive the Performance Component of the Management Fee in relation to Hougang Plaza and Sembawang Shopping Centre in Units.

This manner of payment of the Performance Component of the Company's Management Fees in Units was disclosed in (i) the CMT prospectus dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building and (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura.

With the above-mentioned issue of Units, the Company holds an aggregate of 2,430,857 Units and the total number of Units in issue in CMT is 1,205,630,866 Units.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
3 August 2005



Embargoed for release till 5.05 pm, 5 August 2005



CAPITALAND LIMITED

(Registration Number : 198900036N)

2005 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS



CAPITALAND LIMITED
2005 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

	Group					
	2Q 2005 S$'000	2Q 2004 S$'000 (Restated)	% Change	1H 2005 S$'000	1H 2004 S$'000 (Restated)	% Change
Revenue	**1,509,507**	**1,002,171**	**50.6**	**2,414,378**	**1,770,546**	**36.4**
Cost of sales	(1,201,532)	(722,004)	66.4	(1,847,761)	(1,251,545)	47.6
Gross profit	307,975	280,167	9.9	566,617	519,001	9.2
Other operating income	118,081	62,125	90.1	166,303	122,790	35.4
Administrative expenses	(146,820)	(152,041)	(3.4)	(294,560)	(286,684)	2.7
Other operating expenses	(8,807)	(11,351)	(22.4)	(10,196)	(32,993)	(69.1)
Profit from operations	**270,429**	**178,900**	**51.2**	**428,164**	**322,114**	**32.9**
Finance costs	(68,403)	(67,011)	2.1	(134,673)	(131,627)	2.3
Share of results of:						
- associates	25,261	10,855	132.7	55,022	25,217	118.2
- joint ventures	8,149	20,626	(60.5)	7,110	36,031	(80.3)
- partnerships	(540)	–	NM	512	–	NM
	32,870	31,481	4.4	62,644	61,248	2.3
Profit before taxation	234,896	143,370	63.8	356,135	251,735	41.5
Taxation	(48,395)	(33,354)	45.1	(77,839)	(70,773)	10.0
Profit after taxation	186,501	110,016	69.5	278,296	180,962	53.8
Attributable to:						
Equity holders of the Company ("PATMI")	**143,565**	**70,655**	**103.2**	**213,570**	**119,551**	**78.6**
Minority interests (MI)	42,936	39,361	9.1	64,726	61,411	5.4
	186,501	110,016	69.5	278,296	180,962	53.8

NM : Not meaningful.

Note : The comparative profit and loss accounts ("P/L") for 2Q and 1H 2004 have been restated to take into account the retrospective adjustments relating to FRS 102 - Share-based Payment. Please refer to Item 4 for details.

In respect of FRS 103 - Business Combinations which was adopted in 2004, the adjustments arising from this adoption were taken up in 4Q 2004 when the financial impact was finalised. For a more meaningful comparison with the current period P/L, 2Q and 1H 2004 P/L have also been restated to account for the FRS 103 adjustments in the period in which they occurred.

CAPITALAND LIMITED
2005 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(ii) Breakdown and Explanatory Notes to Income Statement

2Q 2005 vs 2Q 2004

	Group		
	2Q 2005 S$'000	2Q 2004 S$'000 (Restated)	% Change
Revenue	**1,509,507**	**1,002,171**	**50.6**
Cost of Sales	(1,201,532)	(722,004)	66.4
Gross Profit	**307,975**	**280,167**	**9.9**
Other Operating Income	**118,081**	**62,125**	**90.1**
Investment income	259	3,161	(91.8)
Other income including interest income and portfolio gains	119,815	57,072	109.9
Reversal of foreign exchange gain	(1,993)	–	NM
Foreign exchange gain	–	1,892	NM
Other Operating Expenses	**(8,807)**	**(11,351)**	**(22.4)**
Foreign exchange loss	(724)		NM
Reduction in value of investment	–	(2,493)	NM
Others	(8,083)	(8,858)	(8.7)
Administrative Expenses	**(146,820)**	**(152,041)**	**(3.4)**
Included in Administrative Expenses:-			
Depreciation and amortisation	(21,846)	(22,410)	(2.5)
Write-back of/(Provision for) doubtful debts and bad debts	1,818	(1,565)	NM

Revenue, Cost of Sales and Gross Profit

Revenue and cost of sales increased largely attributable to higher sales from development projects in Australia. The increase in cost of sales was higher than the increase in revenue, mainly due to higher development costs for the projects that were recognised in this quarter.

Investment Income

Investment income of $0.3 million came mainly from Mori Crown in Hong Kong. In 2Q 2004, the investment income of $3.2 million came mainly from the dividend of $3.1 million ($2.5 million net of tax) received from our investment in listed Sea View Hotel Ltd ("Seaview").

Other Income including interest income and portfolio gains

The higher other operating income was largely attributable to higher portfolio gains of $77.1 million compared to $5.8 million in 2Q 2004, and partially attributable to the inclusion of changes in fair values of derivatives amounting to $2.6 million accounted for under FRS 39 which came into effect on 1 January 2005.

Foreign exchange loss

The aggregate foreign exchange loss of $2.7 million arose mainly from the revaluation of certain USD denominated loans, as a result of the SGD weakening against the USD.

CAPITALAND LIMITED
2005 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(ii) Breakdown and Explanatory Notes to Income Statement (cont'd)

Other Operating Expenses

Other operating expenses of $8.8 million were lower than the $11.4 million recorded in 2Q 2004 which included a $5.0 million loss on disposal of Canary Riverside Estate Management Limited and a provision of $2.5 million to reduce the Group's carrying cost for its investment in Seaview following the special dividend paid out by Seaview which reduced its net tangible assets.

2Q 2005's other operating expenses included a loss of $5.4 million arising from the dilution of the Group's unit holding in CapitaCommercial Trust ("CCT") following CCT's equity fund raising to partly finance its acquisition of HSBC Building.

Administrative Expenses

Administrative expenses were $146.8 million, about $5.2 million or 3.4% lower than 2Q 2004, largely attributable to the write-back of provision for doubtful debts.

Taxation expense

Excluding portfolio gains which are primarily not taxable, tax expense at $48.4 million was $15.0 million higher than the $33.4 million recorded in 2Q 2004. This was mainly attributable to the higher proportion of operating profits from Australia and China development projects which were taxed at higher rates.

Adjustments for under or overprovision of tax in respect of prior years

The current tax expense is based on the statutory tax rates of the respective countries in which the companies operate and has taken into account non-deductible expenses and temporary differences. The amount of over-provision of tax in respect of prior years included in the Group's tax charge for 2Q 2005 is $0.3 million (2Q 2004 : over-provision of $1.0 million).

Gain on sale of investments	$M
Sale of Shanghai Huteng Real Estate Co Ltd (Pidemco Tower, Shanghai)	38.4
Sale of Premas International Ltd	31.3
Sale of CL Moorgate Ltd (19-31 Moorgate, London)	4.2
Others (net)	1.6
Total Group's share of gain after tax & MI for 2Q 2005	**75.5**

CAPITALAND LIMITED
2005 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(b)(i) Balance Sheet

As at 30/06/2005 vs 31/12/2004

	Group			Company		
	30/06/2005 S$'000	31/12/2004 S$'000 (Restated)	% Change	30/06/2005 S$'000	31/12/2004 S$'000 (Restated)	% Change
Non-Current Assets						
Property, Plant & Equipment	1,309,489	1,379,624	(5.1)	1,133	1,433	(20.9)
Intangible Assets	63,246	64,669	(2.2)	–	–	–
Investment Properties	4,222,654	4,237,498	(0.4)	–	–	–
Properties Under Devt	555,936	164,124	238.7	–	–	–
Interests in Subsidiaries	–	–	–	4,667,615	4,873,383	(4.2)
Interests in Associates, Joint Ventures and Partnerships	3,736,784	3,758,612	(0.6)	–	–	–
Other Assets	342,285	323,112	5.9	309	213	45.1
	10,230,394	**9,927,639**	**3.0**	**4,669,057**	**4,875,029**	**(4.2)**
Current Assets	**6,166,605**	**7,308,341**	**(15.6)**	**1,371,333**	**1,667,924**	**(17.8)**
Devt Properties for Sale	*3,654,634*	*4,270,850*	*(14.4)*	–	–	–
Trade & Other Receivables	*1,258,679*	*1,101,587*	*14.3*	*892,962*	*762,954*	*17.0*
Cash & Cash Equivalents	*1,236,252*	*1,917,722*	*(35.5)*	*478,371*	*904,970*	*(47.1)*
Other Current Assets	*17,040*	*18,182*	*(6.3)*	–	–	–
Less: Current Liabilities	**3,620,760**	**4,561,824**	**(20.6)**	**901,641**	**1,129,843**	**(20.2)**
Trade & Other Payables	*1,544,533*	*1,995,588*	*(22.6)*	*345,921*	*236,842*	*46.1*
Short-Term Borrowings	*1,874,041*	*2,366,023*	*(20.8)*	*555,720*	*893,001*	*(37.8)*
Other Current Liabilities	*202,186*	*200,213*	*1.0*	–	–	–
Net Current Assets	**2,545,845**	**2,746,517**	**(7.3)**	**469,692**	**538,081**	**(12.7)**
Less: Non-Current Liabilities						
Long-Term Borrowings	4,433,428	4,830,835	(8.2)	532,231	483,554	10.1
Other Non-Current Liabilities	436,062	428,175	1.8	354,671	796,657	(55.5)
	4,869,490	**5,259,010**	**(7.4)**	**886,902**	**1,280,211**	**(30.7)**
	7,906,749	**7,415,146**	**6.6**	**4,251,847**	**4,132,899**	**2.9**
Representing:						
Share Capital	2,640,206	2,524,795	4.6	2,640,206	2,524,795	4.6
Reserves	3,052,033	2,836,254	7.6	1,611,641	1,608,104	0.2
Share Capital and Reserves	5,692,239	5,361,049	6.2	4,251,847	4,132,899	2.9
Minority Interests	2,214,510	2,054,097	7.8	–	–	–
	7,906,749	**7,415,146**	**6.6**	**4,251,847**	**4,132,899**	**2.9**

Note : *The comparative balance sheet for 31/12/2004 has been restated to take into account the retrospective adjustments relating to FRS 102 – Share-based Payment, as well as revenue recognition policy for sale of residential development properties in Australia. Please refer to Item 4 for details.*

CAPITALAND LIMITED
2005 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	Group		
	As at 30/06/2005 S$'000	As at 31/12/2004 S$'000	As at 30/06/2004 S$'000 (Restated)
Amount repayable in one year or less, or on demand:-			
Secured	227,807	505,865	455,949
Unsecured	1,646,234	1,860,158	1,663,754
Sub-Total 1	**1,874,041**	**2,366,023**	**2,119,703**
Amount repayable after one year:-			
Secured	2,020,588	1,906,877	2,007,565
Unsecured	2,412,840	2,923,958	3,010,125
Sub-Total 2	**4,433,428**	**4,830,835**	**5,017,690**
Total Debt	**6,307,469**	**7,196,858**	**7,137,393**
Less : Cash and cash equivalents	(1,236,252)	(1,917,722)	(1,329,555)
Net Debt	**5,071,217**	**5,279,136**	**5,807,838**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents of about $1,236.3 million as at 30/06/2005 included approximately $755.8 million in fixed deposits and approximately $100.1 million in Project Accounts whose withdrawals are restricted to payment for expenditure incurred on development projects.

CAPITALAND LIMITED
2005 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(c) Consolidated Cash Flow Statement

	Group			
	2Q 2005 $'000	2Q 2004 $'000 (Restated)	1H 2005 $'000	1H 2004 $'000 (Restated)
Cash Flows from Operating Activities				
Profit before taxation	**234,896**	**143,370**	**356,135**	**251,735**
Adjustments for :				
Amortisation and write off of:				
- Intangible assets	309	95	583	201
- Leasehold investment property	400	93	846	124
Negative goodwill on acquisition	(820)	–	(820)	–
(Write-back)/Allowance for:				
- Foreseeable losses on development properties for sale	(6,998)	–	(13,124)	–
- Non-current portion of financial assets	20	2,493	34	21,938
- Share-based expenses	2,998	64	5,233	170
- Changes in fair value of financial instruments	(3,283)	–	(7,868)	–
Non-current employee benefits	63	(192)	(103)	133
Depreciation of property, plant and equipment	21,280	22,242	45,952	44,845
(Gain)/Loss on disposal/Write off of property, plant and equipment	(1,632)	748	(1,736)	939
Gain on disposal of investment properties	(2,755)	–	(6,823)	(625)
Write-back in value of investment properties	–	(132,429)	–	(131,804)
Gain on disposal of non-current financial assets	(599)	–	(2,200)	–
(Gain)/Loss on disposal/dilution of subsidiaries, associates and joint ventures	(68,488)	129,268	(75,353)	125,870
Share of results of associates, joint ventures and partnerships	(32,870)	(31,481)	(62,644)	(61,248)
Accretion of deferred income	(721)	(1,620)	(1,411)	(2,965)
Interest expense	68,403	67,011	134,673	131,627
Interest income	(22,959)	(19,133)	(46,101)	(38,093)
	(47,652)	**37,159**	**(30,862)**	**91,112**
Operating profit before working capital changes	**187,244**	**180,529**	**325,273**	**342,847**
Decrease/(Increase) in working capital				
Inventories, trade and other receivables	(238,888)	(61,938)	(185,059)	(196,905)
Development properties for sale	469,917	55,203	773,212	(75,953)
Trade and other payables	(58,467)	(55,757)	(260,529)	(113,539)
Amount due from related corporations	2,589	388	(3,550)	(77)
Financial assets	35	60,765	34	113,461
	175,186	**(1,339)**	**324,108**	**(273,013)**
Cash generated from operations	**362,430**	**179,190**	**649,381**	**69,834**
Income tax paid	(6,795)	(78,453)	(57,667)	(120,893)
Customer deposits and other non-current payables received/(refunded)	4,696	1,833	8,817	4,051
Net cash generated from/(used in) Operating Activities	**360,331**	**102,570**	**600,531**	**(47,008)**

CAPITALAND LIMITED
2005 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(c) Consolidated Cash Flow Statement (con't)

	Group			
	2Q 2005 $'000	2Q 2004 $'000 (Restated)	1H 2005 $'000	1H 2004 $'000 (Restated)
Cash Flows from Investing Activities				
Proceeds from disposal of property, plant and equipment	18,467	546	18,712	645
Purchase of property, plant and equipment	(6,855)	(8,345)	(24,760)	(19,247)
(Increase)/Decrease in associates, joint ventures and partnerships	(155,111)	19,160	(138,686)	18,256
Increase in amounts owing by investee companies and other non-current receivables	(1,232)	(56,272)	(9,203)	(50,915)
Acquisition of investment properties and properties under development	(263,351)	(6,472)	(287,692)	(33,516)
Proceeds from disposal of investment properties	9,956	–	80,774	–
Proceeds from disposal of non-current financial assets	6,911	3,677	6,911	16,396
Dividends received from associates, joint ventures, partnerships and other investments	18,095	2,393	48,490	18,009
Disposal/(Acquisition) of subsidiaries (net)	192,565	(104,018)	200,702	27,892
Acquisition of remaining interest in a subsidiary	(15,826)	–	(21,315)	–
Interest income received	31,290	24,692	41,573	31,366
Settlement of derivative	(15,002)	–	(15,002)	–
Net cash (used in)/generated from Investing Activities	**(180,093)**	**(124,639)**	**(99,496)**	**8,886**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	13,986	833	29,291	2,486
Proceeds from loans from related corporations	–	402	–	16
Proceeds from loans from minority shareholders	12,771	1,389	12,997	15,422
Contribution from minority shareholders	25,274	(17,269)	91,735	(15,804)
Proceeds from/(Repayment of) sales of future receivables	13,109	214,485	(277,640)	214,485
Proceeds from terms loans	985,956	260,628	1,131,554	1,386,136
Repayment of term loans	(1,239,143)	(474,327)	(1,739,046)	(934,181)
Proceeds from debt securities	–	1,913	–	38,362
Repayment of debt securities	(34,546)	(395,722)	(63,781)	(513,472)
Repayment of finance lease payables	(783)	–	(1,632)	–
Dividends paid to minority shareholders	(40,126)	(35,690)	(75,389)	(70,291)
Dividends paid to shareholders	(126,525)	(80,614)	(126,525)	(80,614)
Interest expense paid	(89,747)	(92,054)	(154,426)	(158,820)
Net cash used in Financing Activities	**(479,774)**	**(616,026)**	**(1,172,862)**	**(116,275)**
Net decrease in cash and cash equivalents	**(299,536)**	**(638,095)**	**(671,827)**	**(154,397)**
Cash and cash equivalents at beginning of the period	1,526,578	1,962,192	1,904,831	1,475,766
Effect of exchange rate changes on cash balances held in foreign currencies	(3,623)	(1,006)	(9,585)	1,722
Cash and cash equivalents at end of the period	**1,223,419**	**1,323,091**	**1,223,419**	**1,323,091**

Note : *The comparative group cashflow statements for 2Q and 1H 2004 have been restated to take into account the retrospective adjustments relating to FRS 102 – Share-based Payment, as well as revenue recognition policy for sale of residential development properties in Australia. Please refer to Item 4 for details.*

In respect of FRS 103 - Business Combinations which was adopted in 2004, the adjustments arising from this adoption were taken up in 4Q 2004 when the financial impact was finalised. For a more meaningful comparison with the current period cashflow statement, 2Q and 1H 2004 cashflow statements have also been restated to account for the FRS 103 adjustments in the period in which they occurred.

CAPITALAND LIMITED
2005 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(d)(i) Statement of Changes in Equity

As at 30/06/2005 vs 30/06/2004 – GROUP

S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem. Res.	Reval. Res.	For. Curr. Tran. Res.	Rev. Res.	Other Res.*	Total	MI	Total Equity
Balance as at 1/4/2004	2,519	3,429	93	4	89	7	(25)	3	6,119	2,048	8,167
Profit for 2Q 2004							71		71	39	110
Dividends paid							(81)		(81)	–	(81)
Issue of shares under Share Option Plan	^	^							1	–	1
Capital reduction & distribution in specie		(886)							(886)	–	(886)
Realised revaluation reserve transferred to P/L					(3)				(3)	–	(3)
Acquisition/disposal of subsidiaries						(1)	1		–	–	–
Cost of share-based payment								2	2	–	2
Capital distribution to MI									–	(18)	(18)
Dividend paid to MI									–	(36)	(36)
Transfer to revenue reserve				^				^	–	–	–
Foreign currency translation differences						(21)			(21)	(38)	(59)
Others			1		1				2	(4)	(2)
Balance as at 30/6/2004	2,520	2,544	94	4	87	(16)	(34)	5	5,204	1,991	7,195
Balance as at 1/4/2005	2,558	2,573	93	3	56	(20)	179	35	5,477	2,184	7,661
Profit for 2Q 2005							144		144	43	187
Dividends paid							(127)		(127)	–	(127)
Issue of shares under Share Option Plan	10	4							14	–	14
Conversion of convertible bonds	72	84	(12)						144	–	144
Realised revaluation reserve transferred to P/L					11				11	–	11
Revaluation surplus on investment properties					20				20	18	38
Net fair value change on cash flow hedge								(4)	(4)	–	(4)
Cost of share-based payment								3	3	^	3
Capital contribution from MI									–	25	25
Dividend paid to MI									–	(40)	(40)
Foreign currency translation differences						10			10	(10)	^
Others						(2)	4	(2)	^	(5)	(5)
Balance as at 30/6/2005	2,640	2,661	81	3	87	(12)	200	32	5,692	2,215	7,907

^ Less than $1.0 million.

1(d)(i) Statement of Changes in Equity (cont'd)

As at 30/06/2005 vs 30/06/2004 – COMPANY

S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem. Res.	Reval. Res.	For. Curr. Tran. Res.	Rev. Res.	Other Res.*	Total
Balance as at 1/4/2004	**2,519**	**2,161**	**30**	**^**	**–**	**–**	**309**	**2**	**5,022**
Loss for 2Q 2004							(1)		(1)
Dividends paid							(81)		(81)
Issue of shares under Share Option Plan	^	^							1
Capital reduction & distribution in specie		(886)							(886)
Cost of share-based payment								2	2
Balance as at 30/6/2004	**2,520**	**1,275**	**30**	**^**	**–**	**–**	**227**	**4**	**4,056**
Balance as at 1/4/2005	**2,558**	**1,305**	**27**	**^**	**–**	**–**	**296**	**7**	**4,193**
Profit for 2Q 2005							25		25
Dividends paid							(127)		(127)
Issue of shares under Share Option Plan	10	4							14
Conversion of convertible bonds	72	84	(12)						144
Cost of share-based payment								3	3
Balance as at 30/6/2005	**2,640**	**1,393**	**15**	**^**	**–**	**–**	**194**	**10**	**4,252**

^ Less than $1.0 million.

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital

As at 30/06/2005, the issued and fully paid-up share capital of the Company was $2,640,206,047 (30/06/2004 : $2,519,667,327) divided into 2,640,206,047 (30/06/2004 : 2,519,667,327) ordinary shares of $1 each. Movements in the Company's issued share capital during 2Q 2005 are as follows:

	$
As at 01/04/2005	2,558,393,344
Issue of shares under CapitaLand Share Option Plan	9,454,173
Issue of shares upon conversion of convertible bonds	72,358,530
As at 30/06/2005	**2,640,206,047**

Share Options

As at 30/06/2005, there were 78,350,424 (30/06/2004 : 89,656,477) unissued shares under options. Movements in the number of outstanding share options during 2Q 2005 are as follows:

As at 01/04/2005	90,958,416
Cancelled/Lapsed during 2Q 2005	(3,153,819)
Exercised during 2Q 2005	(9,454,173)
As at 30/06/2005	**78,350,424**

1(d)(ii) Details of any changes in the Company's issued share capital (con't)

Performance Shares

No conditional award of performance shares was granted or lapsed during the quarter under review. As at 30/06/2005, there were 5,019,300 (30/06/2004 : 3,650,000) unissued performance shares under conditional awards.

Convertible Bonds

As at 30/06/2005, there are existing $193.25 million (30/06/2004 : $380 million) convertible bonds due 2007 issued by the Company which are convertible into 96,770,168 (30/06/2004 : 190,285,428) new ordinary shares at the adjusted conversion price of $1.9970 (30/06/2004 : $1.9970) per new ordinary share. If the remaining convertible bonds are fully converted, the new shares consequently issued would represent an increase of 3.67% over the total number of issued shares as at 30/06/2005.

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

4(a) Adoption of New & Revised Financial Reporting Standards

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2004, except for the adoption of the following Financial Reporting Standards ("FRS") that became effective for financial years beginning on or after 1 January 2005:

4(a)(i) FRS 39 - Financial Instruments : Recognition and Measurement

This FRS sets out the new requirements for the recognition, derecognition and measurement of the Group's financial instruments and hedge accounting. The adoption of FRS 39 has resulted in the Group recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value.

In accordance with the transitional provisions of FRS 39, the comparative financial statements for 2004 are not restated. Instead, the changes have been accounted for by restating the following opening balances in the balance sheet as at 1 January 2005. Subject to year-end audit, the adjustments are as follows:-

		Increased/(Decreased) by
Impact to:	Other Assets	$23,790,000
	Other Payables (mainly Derivative Liabilities)	$46,011,000
	Available for Sale Reserve	$23,429,000
	Foreign Currency Translation Reserve	$16,559,000
	Hedging Reserve	($18,421,000)
	Retained Earnings	($38,003,000)
	Minority Interests	($5,785,000)

4(a)(ii) FRS 102 - Share-based Payment

This FRS requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

The Company and certain of its subsidiaries currently have share-based incentive plans such as Share Option Plan, Performance Share Plan and/or Restricted Stock Plan, whereby share options have been granted and/or performance shares have been conditionally awarded. Under the transitional provisions of FRS 102, this FRS must be applied to shares, share options or other equity instruments that were granted after 22 November 2002 and had not yet vested on 1 January 2005. The application is retrospective and accordingly, the comparative financial statements for 2004 are restated and the opening balance of retained earnings has been adjusted.

Prior to adoption of FRS 102, no compensation expense was charged to the profit and loss account for share options granted. In respect of performance shares, the Group's accounting policy was to make a provision based on the latest estimate of the number of shares that will be awarded and the market price of the shares at the reporting date. With the adoption of FRS 102, the compensation expense relating to both share options and performance shares is taken to the profit and loss account over the vesting periods of the grants. The compensation expense is based on the respective fair values of share options and performance shares at grant dates computed using the Enhanced Trinomial/Lattice Valuation Model, adjusted by the incremental value, if any, arising from modifications to the plans. Subject to year-end audit, the financial impact on the Group arising from the adoption of FRS 102 is as follows:

	Increased/(Decreased) by
Net profit for comparative period 1H 2004	$413,000
Net profit for current period 1H 2005	($4,465,000)
Opening Retained Earnings as at 1 January 2004	($135,000)
Opening Retained Earnings as at 1 January 2005	$546,000
Equity Compensation Reserve as at 1 January 2004	$2,719,000
Equity Compensation Reserve as at 1 January 2005	$9,131,000
Other Payables (Provision for Performance Shares)	($10,153,000)

There is also no material impact on both the basic and the fully diluted earnings per share for 1H 2004 arising from the said adoption of FRS 102.

4(a)(iii) Other Improvements to FRS applicable from 1 January 2005

Apart from FRS 39 and FRS 102, the Group adopted various revisions in FRS, applicable from 1 January 2005. These do not have a significant financial impact on the Group. The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 1 : Presentation of Financial Statements, with the 2004 comparatives restated to conform with current year's presentation.

4(b) Revenue Recognition Policy for Sale of Residential Development Properties in Australia

Australand Property Group ("APG"), the Group's Australian subsidiary, had previously recognised revenue and income in respect of pre-sold residential units and land subdivision using the percentage of completion method.

With effect from 1 January 2005, Australian companies have adopted the Australian equivalent of the International Financial Reporting Standards ("IFRS"). Based on the guidance given by the International Financial Reporting Interpretation Committee ("IFRIC"), Australian companies can only recognise revenue and profits on settlement basis in respect of sale of development properties. Accordingly, APG would have to make certain retrospective adjustments which will impact CapitaLand Group's comparative numbers for 2004 and opening balances for 2005. We will make the necessary retrospective adjustments to the Group's 2004 profit and loss account in the announcement of full year results for the period ending 31 December 2005.

CAPITALAND LIMITED
2005 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

4(b) Revenue Recognition Policy for Sale of Residential Development Properties in Australia (cont'd)

In respect of opening balances for 2005, we have preliminarily assessed the following financial impact, subject to the finalised numbers from APG and year-end audit:

Opening retained earnings as at 1 January 2004 : Decreased by $23,365,000
Opening retained earnings as at 1 January 2005 : Decreased by $29,093,000

Certain balance sheet items as at 31 December 2004 have also been preliminarily restated as follows:

	Restated to:	Previously reported:
Development properties for sale	$4,270,850,000	$4,062,370,000
Trade and other receivables	$1,089,915,000	$1,415,355,000
Deferred taxation	$48,621,000	$73,386,000

Besides Australia, the Group has development properties for sale in other countries, mainly Singapore and China. The position taken by IFRIC on revenue recognition on a settlement basis has been brought to the attention of the regulatory and/or accounting standards setting authorities concerned. Pending any decision by them, the Group will continue to apply the revenue recognition policy based on percentage of completion method for non-APG projects.

4(c) Discontinued Operations

As announced on 12 May 2005, the Group had completed its divestment of PREMAS, its property services business unit. Following the completion of the Sale and Purchase Agreement, PREMAS ceased to be a subsidiary of CapitaLand. The Group has quantified the financial impact from the discontinued operation. Subject to year-end audit, the financial results of the discontinued operation are as follows:

	2Q 2005 (3 mths) S$'000	2Q 2004 (3 mths) S$'000	1H 2005 (6 mths) S$'000	1H 2004 (6 mths) S$'000
Revenue	9,347	29,294	43,775	61,266
EBIT #	31,588	1,970	33,267	4,236
PATMI #	31,588	585	32,250	956

EBIT and PATMI for 2Q and 1H 2005 included a divestment gain of $31.3 million arising from the divestment of PREMAS International Ltd.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Please refer to Item 4 above.

6. Earnings per ordinary share (EPS) based on profit after tax & MI above after deducting any provision for preference dividends:-

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue for 1H 2005 is 2,575.5 million (1H 2004 : 2,518.6 million).

In computing the EPS for 6(b) below, share options and convertible bonds whose exercise or conversion prices are equal to or above $2.38, the market share price of the Company as at 30/06/2005, are disregarded. The weighted average number of shares used for the computation of EPS on fully diluted basis for 2Q 2005 is 2,747.0 million and 1H 2005 is 2,705.1 million (2Q & 1H 2004 : 2,535.0 million).

		Group			
		2Q 2005	2Q 2004 (Restated)	1H 2005	1H 2004 (Restated)
6(a)	EPS based on weighted average number of ordinary shares in issue	5.5 cents	2.8 cents	8.3 cents	4.7 cents
6(b)	EPS based on fully diluted basis	5.3 cents	2.8 cents	8.1 cents	4.7 cents

7. Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on

	Group		Company	
	30/06/2005	31/12/2004 (Restated)	30/06/2005	31/12/2004 (Restated)
NAV per ordinary share	$2.16	$2.12	$1.61	$1.64
NTA per ordinary share	$2.13	$2.10	$1.61	$1.64

8. Review of the performance of the group

GROUP OVERVIEW

$M	2Q 2005 (3 mths)	2Q 2004 (3 mths)	1H 2005 (6 mths)	1H 2004 (6 mths)	1Q 2005 (3 mths)
Revenue	1,509.5	1,002.2	2,414.4	1,770.5	904.9
EBIT	303.3	210.4	490.8	383.4	187.5
Finance costs	(68.4)	(67.0)	(134.7)	(131.6)	(66.3)
PBT	234.9	143.4	356.1	251.7	121.2
PATMI (Profit attributable to shareholders)	143.6	70.7	213.6	119.6	70.0

2Q 2005 vs 2Q 2004

The Group's performance in 2Q 2005 was significantly better than 2Q 2004. Revenue achieved was $1,509.5 million, about $507.3 million or 50.6% higher than 2Q 2004, attributable largely to higher sales from Australand Property Group ("APG"), consolidation of Ascott's Citadines' revenue, as well as improved occupancy and average room rates in our hospitality business.

8. Review of the performance of the group (cont'd)

In tandem with the increased revenue, earnings before interest and tax ("EBIT") for 2Q 2005 were $303.3 million, about $92.9 million or 44.2% higher than 2Q 2004. The higher EBIT was mainly due to higher portfolio gains of $71.7 million compared to $3.3 million recorded in 2Q 2004. As a result of the higher portfolio gains as well as lower administrative and other operating expenses, profit after tax and minority interests ("PATMI") was 103.2% higher at $143.6 million compared to $70.7 million recorded in 2Q 2004.

1H 2005 vs 1H 2004

For 1H 2005, the Group achieved a year-to-date revenue of $2,414.4 million which was $643.8 million or 36.4% higher than the $1,770.5 million recorded in the corresponding period last year. The higher revenue was mainly attributable to higher sales from Australand Property Group ("APG"), the consolidation of Citadines' revenue, as well as general improvement in the Group's hospitality business. This higher revenue was achieved despite the loss of revenue from assets divested such as the injection of 7 commercial properties into CapitaCommercial Trust ("CCT") in May 2004 and Plaza Singapura into CapitaMall Trust ("CMT") in August 2004, the sale of Scotts Shopping Centre and The Ascott Singapore, as well as lower project management revenue from One George Street since it obtained Temporary Occupancy Permit ("TOP") in December 2004.

Earnings before interest and tax ("EBIT") at $490.8 million was $107.4 million or 28.0% better than the corresponding period in 2004. Apart from the higher portfolio gains, the consolidation of Citadines as well as improved hospitality performance in general had also contributed to the increase in EBIT.

Finance costs incurred for 1H 2005 were $134.7 million, about the same level as 1H 2004, as savings in interest expense from loans repayment were offset by the consolidation of interest expense from Citadines which became a subsidiary in October 2004.

Overall, the Group achieved a substantially higher PATMI of $213.6 million in 1H 2005. This was 78.6% higher compared to the same period last year, largely attributable to higher portfolio gains.

Net debt as at 30 June 2005 was $5.1 billion, a reduction of $0.7 billion from 30 June 2004. The lower debt was largely the result of repaying loans from divestment proceeds. The Group is now stronger with an improved debt-equity ratio of 0.64 compared to 0.81 a year ago. As at 30 June 2005, the Group's net tangible assets is $2.13 per share.

Segment Performance

Residential Strategic Business Unit ("SBU"): CapitaLand Residential Limited ("CRL")

2Q 2005 revenue of $1,141.1 million was $501.4 million or 78.4% higher than 2Q 2004, mainly attributable to higher sales from Australia. The higher revenue from Australand Property Group ("APG") was mainly due to the practical completion of Freshwater Commercial Tower in Melbourne, recognition of sales from project delivered to Australand Wholesale Property Trust No. 4 as well as revenue recognised by residential development projects under settlement accounting. Despite the higher revenue, EBIT for 2Q 2005 at $114.5 million was proportionately lower than 2Q 2004 of $118.9 million due to lower margin contribution from APG's apartment projects.

Likewise, 1H 2005 revenue of $1,682.6 million was $616.2 million or 57.8% higher than 1H 2004 due to higher sales from Australia, China and Singapore operations. EBIT for 1H 2005 was $205.0 million which was $16.4 million or 8.7% higher than 1H 2004.

In Singapore, Glentrees and The Shelford obtained TOP in May and June 2005, respectively. The RiverGate and Tanglin Residences were also launched in the second quarter of this year.

In China, the last block of Summit Residences and Phase 1 of Oasis Riviera achieved TOP in June 2005. In the second quarter of 2005, CRL acquired a development site in Ningbo City, Zhejiang province which will be for a mixed development project.

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

Revenue for 2Q 2005 was $32.0 million. This was $42.1 million lower than 2Q 2004. The decrease was largely due to lower project management revenue from One George Street, deconsolidation of revenue from the 7 properties under CCT when CCT became an associate in May 2004, and the sale of Canary Riverside apartments in June 2004. Despite lower revenue, EBIT for 2Q 2005 of $54.5 million was higher than the $16.2 million recorded in 2Q 2004. This was largely due to the gain from sale of Pidemco Tower in Shanghai and 19-31 Moorgate in London, as well as the naming rights fee from AIG Tower in Hong Kong. These were partially offset by our reduced stake in CCT's properties, lower project management revenue from One George Street as well as lower contributions from some commercial properties.

Likewise for 1H 2005 vs 1H 2004, revenue of $66.1 million was $78.6 million lower mainly due to the deconsolidation of revenue from the 7 properties injected into CCT, the sale of 268 Orchard Road (March 2004) and Canary Riverside apartments, as well as lower project management revenue from One George Street. EBIT for 1H 2005 of $85.0 million was $20.0 million or 30.9% higher, mainly due to the gain from sale of Pidemco Tower and 19-31 Moorgate partially offset by our reduced stake in CCT's properties as well as lower project management revenue from One George Street.

Retail SBU: CapitaLand Retail Limited ("CRTL")

Revenue for 2Q 2005 at $9.6 million was $19.0 million or 66.5% lower than the $28.6 million recorded in 2Q 2004. The decrease was mainly due to the deconsolidation of revenue from Plaza Singapura when it was sold to CMT in August 2004, as well as lower project management fee from asset enhancement works in Junction 8. In tandem with lower revenue, 2Q 2005 EBIT of $12.5 million was lower largely due to loss of contribution from Plaza Singapura partially offset by higher share of profit from CMT.

For 1H 2005, revenue at $18.3 million was $36.2 million lower than 1H 2004. The decrease was mainly due to deconsolidation of Plaza Singapura, as well as lower project management fee from asset enhancement works in Junction 8. Similarly, 1H 2005 EBIT at $24.0 million was lower than the EBIT of $37.5 million recorded in 1H 2004 due to loss of contribution from Plaza Singapura partially offset by higher share of profit from CMT.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

2Q 2005 revenue of $14.5 million improved by 26.3% over 2Q 2004, mainly due to the higher fund management and acquisition fees. This increase was in tandem with the increase in assets under management ("AUM") which grew to $6.5 billion from $5.2 billion a year ago. The AUM growth in 2Q 2005 was due to the acquisition of HSBC Building by CCT, as well as Sembawang Shopping Centre and Hougang Plaza by CMT. EBIT for 2Q 2005 at $8.0 million was marginally lower than 2Q 2004 as a result of higher operating expenses, unrealized foreign exchange loss and lower share of results from associates.

Revenue for 1H 2005 recorded an increase of 40.3% to $27.2 million. The increase was largely attributable to higher recurring fund management and acquisition fees as a result of the increased AUM. Fees from the structuring and advisory on various real estate financial deals also contributed to the increase in revenue. EBIT of $18.9 million represented a 57.2% increase over last year same period, as a result of the higher revenue as well as higher share of results from associates.

Serviced Residences SBU: The Ascott Group ("Ascott")

Revenue for 2Q 2005 was higher at $119.5 million or 117.5% compared to $54.9 million recorded in 2Q 2004. The increase in revenue was underpinned by expansion and improvement in China and Europe's serviced residences operations, in addition to consolidation of Citadines' revenue. The higher revenue was achieved despite the loss of revenue from The Ascott Singapore and Scotts Shopping Centre which were divested in September 2004.

In tandem with the increase in revenue, 2Q 2005 EBIT at $41.0 million was $14.5 million or 54.9% higher than the $26.5 million recorded in 2Q 2004, mainly due to growth across all regions, more significantly in Europe and China which saw revenue per available room ("RevPar") increased by 5% and 11% respectively. Improvement was also contributed by the South East Asian cluster where Thailand and Philippines' operations increased their RevPar by 33% and 16% respectively.

For 1H 2005, revenue doubled to $219.2 million compared to $105.4 million recorded in the corresponding period last year. The higher revenue was due to improved serviced residence operations in all regions, in addition to consolidation of Citadines' revenue. Likewise, EBIT for 1H 2005 at $58.4 million was 35.7% higher than 1H 2004 EBIT of $43.1 million. This was mainly attributable to the continuing robust performances from serviced residences, especially in China and Europe, as well as higher share of Citadines' profit.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

Revenue for 2Q 2005 was $189.1 million which was $16.0 million or 9.2% higher than 2Q 2004, as a result of higher turnover achieved by both Raffles and Swissôtel brands and contributions from various new management contracts.

EBIT for 2Q 2005 at $34.2 million was significantly higher compared to $17.3 million recorded in 2Q 2004, largely attributable to higher turnover and continued successful cost management. In addition, there was a write-back of provision of expenses and allowance for doubtful debts no longer required, absence of one-off provisions made in 2Q 2004 in respect of certain contractual obligations, receivables and arbitration expenses, and a gain on disposal of property, plant and equipment.

During the quarter, the Hotels SBU secured two new hotel management contracts in gateway cities with the historic Raffles Beijing Hotel and Raffles Dubai. These hotels marked the first foray of Raffles brand into the fast growing Beijing and Dubai markets, making a total of ten management contracts signed since April 2003.

For 1H 2005, revenue achieved was $370.1 million, $31.2 million or 9.2% higher than 1H 2004. EBIT improved by $26.5 million or 92.4% to $55.1 million in 1H 2005.

Property Services SBU: PREMAS

As announced on 12 May 2005, the Group had completed its divestment of PREMAS. Following the completion of the Sale and Purchase Agreement, PREMAS has ceased to be a subsidiary of CapitaLand.

9. Variance between the forecast or prospect statement (if disclosed previously) and the actual results

The current results are broadly in line with the prospect statement made in the 2005 first quarter financial results announcement.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Residential SBU: CapitaLand Residential Limited ("CRL")

In Singapore, the improved economic outlook and the recent policy changes in the property sector are expected to contribute positively to the recovery of the residential market.

In China, strong sales from projects launched in 2004 and 1H 2005 will continue to underpin CRL's earnings in 2005. Recent government policies aimed at stabilising the real estate industry will help to create and sustain a healthy real estate environment in the long run and will benefit financially strong developers such as CapitaLand, although there may be some short term deceleration of sales as the market adjusts to these measures.

In Australia, although the residential market in the East Coast is experiencing a lower level of inquiry, there is a trend of falling vacancies and rising rental rates in Sydney and Melbourne and CRL expects buyers to return to the market if this trend continues. In Western Australia, buyer interest is high with strong enquiries and sales across all product types. Australand Property Trust's prime commercial and industrial portfolio continues to perform well, providing recurring rental income. In line with its stated strategic objective of increasing recurrent investment property income, Australand Property Group ("APG") has announced its proposal to staple Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5 to APG stapled securities in the second half of the year.

Overall, CRL expects full year 2005 to be profitable.

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

The office leasing market in 1H 2005 continues to remain strong, extending gains from 2004. While recovery of the office property market in 2004 was mainly limited to the prime office sub-market, market recovery has become more broad-based. More MNCs and financial institutions have also expanded or set up new services in Singapore, fuelled by a more sustained economic growth. The award of the Business and Financial Centre site at S$381 psf over gross floor area has further boosted market sentiments and rental growth. We expect our Singapore office properties to perform better, and our industrial properties' performance to remain stable.

In Singapore, CCID has partnered Kerzner International and MGM Mirage for the Integrated Resort projects at Sentosa Island and Marina Bayfront sites respectively. Both joint ventures are preparing to respond to the impending Request for Proposals.

In Hong Kong, leasing has been strong for AIG Tower, which has obtained its TOP in April 2005. The building is 91% leased as of June 2005. In Beijing, the purchase of two office towers in the heart of its central business district was completed and it will be commencing its leasing activities soon.

Overall, CCID expects to be profitable in 2005.

Retail SBU: CapitaLand Retail Limited ("CRTL")

The overall market outlook for the Singapore retail market remains positive and the retail property market is expected to remain resilient with rentals expected to be stable with possible upside in rental rates for better managed malls.

In Singapore, CRTL has acquired a total of 29.5% stake in Bugis City Holdings Limited ("BCH"). With this, CapitaLand has an effective stake of 59.6% in BCH Retail Limited ("BCHR"), 62.1% in BCH Office Limited and 44.6% in BCH Hotel Limited. BCHR and BCH have entered into separate sale and purchase agreements to sell the Parco Bugis Junction and BCH office to CMT and Keppel Land Group respectively.

Overseas, CRTL continued to grow its retail portfolio in China with another co-operative agreement signed with SZITIC Commercial Property Co., Ltd ("SZITIC") to acquire 65% equity stake in 15 project companies which are developing retail malls anchored substantially by Wal-Mart. This is in addition to its acquisition of 51% stake in six project companies from SZITIC in December 2004 and two malls from Beijing Hualian Group.

CRTL expects to be profitable in 2005.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

Since its formation in 2002, CFL has built up a strong track record and is well placed to benefit from the increased deal flow in China, Japan, Malaysia and Singapore. CFL's assets under management ("AUM") have grown significantly from $2.1 billion in 2002 to the current $6.5 billion and is set to increase further.

In May 2005, CFL entered into a joint venture with Arcapita Bank B.S.C.(c) to form the first Shari'ah compliant property fund, which will invest in a portfolio of rental apartments in major cities in Japan. The asset portfolio size is targeted to reach USD300 million (SGD480 million) by end 2006.

In China, CFL envisages undertaking and completing several deals by end 2005. Both CMT and CCT are also actively looking at acquisitions in Singapore and overseas to boost their assets base.

CFL expects to be profitable for full year 2005.

Serviced Residences SBU: The Ascott Group ("Ascott")

Today, Ascott has successfully established itself as the leading operator of serviced residences in Asia, Australia, New Zealand and Europe. The portfolio exposure to Europe, the Gulf region and high growth Asian cities has positioned Ascott well to benefit from economic expansion in these regions.

Recent industry research report has indicated that serviced residences are the fastest growing form of corporate and tourist accommodation in Asia. The market for extended-stay residences has been under-served for many years, especially in the Asia Pacific and the Gulf region where it is just gaining acceptance. Demand is driven by increased cross boundary investments and a globalised business environment.

For full year 2005, the profit from operations is expected to be higher than 2004, although the portfolio gain is likely to be lower.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

As announced on 18 July 2005, Raffles Holdings Group ("RHL") has signed an agreement (the "Agreement") to divest its entire Hotel Business to Colony HR Acquisitions LLC (the "Purchaser"), an affiliate of Colony Capital LLC. Under the terms of the Agreement, the Purchaser has agreed to pay RHL an aggregate consideration of $1,445.5 million ("Aggregate Consideration") at completion in cash for the acquisition of the Hotel Business. The Aggregate Consideration implies that the Hotel Business is valued at an Enterprise Value of approximately $1,720 million ("Enterprise Value"), including the assumption of pro forma net debt of $220.7 million and pro forma minority interests of $53.4 million as at 31 December 2004 by the Purchaser (the "Proposed Transaction").

The Proposed Transaction is subject to shareholders' approval at an Extraordinary General Meeting to be convened and certain anti-trust filing being made. The Group, which holds 59.7% of RHL, has given an irrevocable undertaking to vote in favour of the Proposed Transaction.

The Proposed Transaction is expected to be completed by December 2005. Thereafter, RHL will no longer hold any interest in the Hotel Business and its main asset will be its 45% direct equity interest in Tincel Properties (Private) Limited ("Tincel Properties") which owns the Raffles City Complex.

Going forward, the retail leasing market is expected to remain buoyant with continued interests from both the local and overseas retailers. The island wide office occupancy and the trend of prime office rents are expected to continue to recover for the rest of the year as no new office completion is expected in the next six months. The performance of Tincel Properties for the rest of the year is expected to continue to be underpinned by these positive trends.

Operating performance for the whole of 2005 is expected to be profitable.

GROUP OVERALL PROSPECTS FOR 2005

The Group's overall prospects for 2005 remain positive. All our main markets continue to enjoy good economic growth and this is conducive for our businesses. We are focused on building and investing for long term growth.

In China, the policies aimed at stabilising the real estate industry are providing us with an opportune time to invest for future growth by expanding our presence beyond Shanghai into Beijing, Guangzhou, and Ningbo at reasonable prices and with less competition.

We also continue to expand our businesses in Thailand, Malaysia, Hong Kong and Japan. In each case, we employ a specific and differentiated strategy to ensure greatest success in those markets.

In Thailand, our areas of focus are the residential and serviced apartment businesses. We intend to launch further residential projects after our success with Athenee Residence. In Malaysia, we employ profitable structured financing solutions and property management expertise for residential projects. In Japan, we focus on launching funds and investing in completed retail and apartment projects. Specifically, in May 2005, we launched the first Shari'ah compliant fund which will invest in rental apartments in Japan.

Our fund management business continues to grow with assets under management ("AUM") increasing with acquisitions by CapitaCommercial Trust, CapitaMall Trust, and investments by the private real estate funds we manage. In the first half, AUM rose to $6.5 billion. We remain on track to achieve $13 billion of AUM by 2007.

Our retail business is expanding rapidly, particularly in China, where we have acquired stakes in a further 15 retail malls anchored by Wal-Mart, bringing the total pipeline of malls in China to 23 including the two from Beijing Hualian Group.

The Group has sharpened its strategic focus considerably through the divestment of PREMAS, its property services arm, in the second quarter of 2005, and its support of Raffles Holdings Limited's ("RHL") proposed sale of its hotel business which was announced on 18 July 2005. The capital unlocked from these exercises will be redeployed into higher yielding assets and new growth opportunities.

The outlook for each of the Group's SBU is positive. Furthermore, the Group will enjoy significant gains arising from the sale of RHL's hotel business. Given these gains (subject to successful completion of the sale), the Group's consolidated profit for 2005 is expected to exceed the full year profit reported for the financial year 2004.

11. Dividend

11(a) Any dividend declared for the present financial period? Nil
11(b) Any dividend declared for the previous corresponding period? Nil
11(c) Date payable : Not applicable
11(d) Books closing date : Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. Segmental Revenue & Results

13(a)(a) By Strategic Business Units (SBUs) – 2Q 2005 vs 2Q 2004

	Revenue			Earnings before interest & tax		
	2Q 2005 (3 mths) S$'000	2Q 2004 (3 mths) S$'000	% Change	2Q 2005 (3 mths) S$'000	2Q 2004 (3 mths) S$'000 (Restated)	% Change
Residential	1,141,053	639,699	78.4	114,476*	118,942*	(3.8)*
Commercial & Integrated Devts.	31,975	74,102	(56.9)	54,530	16,237	235.8
Retail	9,572	28,562	(66.5)	12,521	18,556	(32.5)
Financial Services	14,534	11,505	26.3	8,009	8,142	(1.6)
The Ascott Group	119,512	54,939	117.5	40,985	26,451	54.9
RHL Group & RCH	189,074	173,097	9.2	34,246	17,257	98.4
Property Services Group#	9,347	29,294	(68.1)	31,588	1,970	1,503.5
Others and Consolidation adjms	(5,560)	(9,027)	(38.4)	6,944	2,826	145.7
Group	**1,509,507**	**1,002,171**	**50.6**	**303,299**	**210,381**	**44.2**

Note:
* *For Residential SBU, its cost of sales included interest expenses capitalised as part of development costs. Excluding the embedded interest expenses, the earnings before interest and tax for Residential SBU for 2Q 2005 and 2Q 2004 are S$158.4 million and S$135.1 million respectively and the percentage change is 17.2%.*

\# *Divestment completed on 12 May 2005. Please refer to Item 4(c).*

13(a)(b) By Strategic Business Units (SBUs) – 1H 2005 vs 1H 2004

	Revenue			Earnings before interest & tax		
	1H 2005 (6 mths) S$'000	1H 2004 (6 mths) S$'000	% Change	1H 2005 (6 mths) S$'000	1H 2004 (6 mths) S$'000 (Restated)	% Change
Residential	1,682,611	1,066,377	57.8	204,965*	188,589*	8.7*
Commercial & Integrated Devts.	66,149	144,747	(54.3)	84,997	64,955	30.9
Retail	18,341	54,589	(66.4)	24,038	37,496	(35.9)
Financial Services	27,237	19,417	40.3	18,869	12,000	57.2
The Ascott Group	219,174	105,422	107.9	58,441	43,067	35.7
RHL Group & RCH	370,148	338,939	9.2	55,095	28,642	92.4
Property Services Group#	43,775	61,266	(28.5)	33,267	4,236	685.3
Others and Consolidation adjms	(13,057)	(20,211)	(35.4)	11,136	4,377	154.4
Group	**2,414,378**	**1,770,546**	**36.4**	**490,808**	**383,362**	**28.0**

Note:
* *For Residential SBU, its cost of sales included interest expenses capitalised as part of development costs. Excluding the embedded interest expenses, the earnings before interest and tax for Residential SBU for 1H 2005 and 1H 2004 are S$269.5 million and S$221.7 million respectively and the percentage change is 21.6%.*

\# *Divestment completed on 12 May 2005. Please refer to Item 4(c).*

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Revenue			Earnings before interest & tax (including exceptional items)		
	1H 2005 (6 mths) S$'000	1H 2004 (6 mths) S$'000	% Change	1H 2005 (6 mths) S$'000	1H 2004 (6 mths) S$'000 (Restated)	% Change
The Ascott Group	219,174	105,422	107.9	58,441	43,067	35.7
Raffles Holdings Group	283,797	262,244	8.2	51,319	28,820	78.1

13(a)(c) By Geographical Location – 2Q 2005 vs 2Q 2004

	Revenue			Earnings before interest & tax		
	2Q 2005 (3 mths) S$'000	2Q 2004 (3 mths) S$'000	% Change	2Q 2005 (3 mths) S$'000	2Q 2004 (3 mths) S$'000 (Restated)	% Change
Singapore	285,900	344,885	(17.1)	99,786	66,268	50.6
Australia & New Zealand	901,549	384,805	134.3	72,408	64,058	13.0
China	120,342	135,958	(11.5)	74,067	50,335	47.1
Asia (excl. S'pore/China)	52,764	50,371	4.8	16,921	18,262	(7.3)
Europe	140,305	77,949	80.0	37,602	11,464	228.0
Others	8,647	8,203	5.4	2,515	(6)	NM
Group	**1,509,507**	**1,002,171**	**50.6**	**303,299**	**210,381**	**44.2**

13(a)(d) By Geographical Location – 1H 2005 vs 1H 2004

	Revenue			Earnings before interest & tax		
	1H 2005 (6 mths) S$'000	1H 2004 (6 mths) S$'000	% Change	1H 2005 (6 mths) S$'000	1H 2004 (6 mths) S$'000 (Restated)	% Change
Singapore	573,546	648,821	(11.6)	160,628	152,558	5.3
Australia & New Zealand	1,186,170	620,420	91.2	104,543	89,788	16.4
China	270,783	237,129	14.2	140,429	92,656	51.6
Asia (excl. S'pore/China)	110,509	104,881	5.4	36,184	32,494	11.4
Europe	255,952	142,680	79.4	44,937	15,447	190.9
Others	17,418	16,615	4.8	4,087	419	875.4
Group	**2,414,378**	**1,770,546**	**36.4**	**490,808**	**383,362**	**28.0**

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to Item 8.

15. Breakdown of Group's revenue and profit after tax for first half year and second half year

Not applicable.

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

Not applicable.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Rose Kong
Company Secretary
5 August 2005





NEWS RELEASE

CapitaLand's profit jumps 79% to S$214 million for 1H2005

Singapore, 5 August 2005 – The CapitaLand Group posted profit after tax and minority interests (PATMI) of S$213.6 million for the first half of 2005, a 78.6% increase over the S$119.6 million recorded in the first half of 2004. The higher profit was due to better operational performance, and higher portfolio gains from the divestment of PREMAS International and Pidemco Tower in Shanghai.

The Group's revenue for the first half of 2005 was S$2,414.4 million, a 36.4% increase from S$1,770.5 million for the same period in 2004. The increased revenue was mainly attributable to higher sales of development projects in Australia, China and Singapore and improved performance from the Group's hospitality businesses. Within the hospitality business, Ascott benefited from the consolidation of revenue from Citadines, which it acquired fully in October 2004. The Group's higher revenue has been attained despite the loss of revenue, for example, following the injection of properties into CapitaCommercial Trust and CapitaMall Trust in 2004.

FINANCIAL HIGHLIGHTS					
$ million	**2Q 2005 (3 mths)**	**2Q 2004 (3 mths)**	**1H 2005 (6 mths)**	**1H 2004 (6 mths)**	**1Q 2005 (3 mths)**
Revenue	1,509.5	1,002.2	2,414.4	1,770.5	904.9
EBIT	303.3	210.4	490.8	383.4	187.5
Finance costs	(68.4)	(67.0)	(134.7)	(131.6)	(66.3)
PBT	234.9	143.4	356.1	251.7	121.2
PATMI (Profit attributable to shareholders)	143.6	70.7	213.6	119.6	70.0



Earnings before interest and tax (EBIT) were S$490.8 million, 28.0% or S$107.4 million higher than the first half of 2004. CapitaLand's overseas EBIT, for the period, stands at S$330.2 million which represents 67.3% of Group's EBIT, up from 60.2% in the first half of 2004.

Dr Richard Hu, Chairman, CapitaLand Group, said: "The main markets where we operate continue to enjoy good economic growth and our businesses are expected to leverage on these growth prospects. The Group continues to focus on improving its returns through higher overseas earnings, increase in fee-based income and active capital management. In the first half of this year, the Group divested its property services arm PREMAS, as well as several office properties, including Pidemco Tower in Shanghai, at significant gains as part of its active capital management strategy to improve yields."

Liew Mun Leong, President and CEO, CapitaLand Group, said: "The first half-year results reflect the growth path of our businesses, not only in gateway cities, but also in new business areas. Our mainstay business in Australia, China and Singapore has made higher contributions. In China, the government's property initiatives are positive for CapitaLand's future expansion growth in the country as they will stabilise China's real estate industry. We have also significantly expanded our retail business in China, having secured a pipeline of retail malls anchored by Wal-Mart, as well as two more malls with the Beijing Hualian Group earlier.

"Our assets under management (AUM) have risen to S$6.5 billion. We have, with leverage, up to another S$2.5 billion of investible capital from our various funds available for further asset acquisitions. The Group is on target to attain its 2007 objective of securing S$13 billion of AUM. We continue to be pioneers in real estate financial products. Besides pioneering REITs in Singapore, we have initiated new efforts such as attracting funds from the Middle East to create our first Shari'ah compliant property product, targeting rental apartments in Japan.

"The Group's consolidated profit for 2005 is expected to exceed the full year profit of 2004."

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

--- END ---

Issued by: **CapitaLand Limited** *(Co. Regn.: 198900036N)*
Date: **5 August 2005**

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: 68233 210

Basskaran Nair
SVP, Communications
Tel: 68233 554

For the full 1H2005 CapitaLand Limited Financial Statement announcement and slides, please visit our website www.capitaland.com

CapitaLand

CapitaLand Group
Half Year 2005 Results



5 August 2005



Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.


CapitaLand


Liew Mun Leong
President & CEO
CapitaLand Group
CapitaLand

1H 2005 – Strong Performance

- **Record 1st Half 2005 Profit of S$214 million**
- **Sustainable Overseas Contributions**
  - Overseas business contributed 67% to Group EBIT
- **Assets Under Management (AUM) gaining momentum**
  - Grew China retail mall presence – adding 17 new malls to portfolio, total 23 malls (NLA 10m sq ft) worth S$1.24 billion
  - 1st Shari'ah compliant JV with Arcapita, to invest S$500 million in Japan rental apartments
- **Greater strategic focus**
  - Divested PREMAS for gain of S$31 million
  - Raffles Holdings proposed divestment of hotel business for S$1.72 billion, reaping gain of S$605 million for its shareholders


CapitaLand

Financial Performance – Record Profits

(S$ million)	1H 2004		Improved
Revenue	1,770.5	2,414.4	↑ 36.4%
EBIT	383.4	490.8	↑ 28.0%
PBT	251.7	356.1	↑ 41.5%
PATMI	119.6	213.6*	↑ 78.6%

* Before gains from Raffles Holdings transaction


Record Profits
PATMI up 79%

CapitaLand

Overseas Contributions – 1H 2005

51% of Assets Overseas contributed 67% to Group EBIT

By Geographical Location

Total Assets	Revenue	EBIT


Others 1%
China 11%
Asia* 8%
Australia & NZ, 19%
Europe 12%
Singapore 49%

* Exclude China & Singapore


Australia & NZ, 49%
Others 1%
China 11%
Asia* 4%
Europe 11%
Singapore 24%


Others 1%
China 29%
Australia & NZ, 21%
Asia* 7%
Europe 9%
Singapore 33%

Total: S$16.4b

Total: $2,414m

Total: $491m

CapitaLand

Overseas EBIT Growth



Overseas EBIT Growth
(S$ million)
420
(110)
295
74
425
340
111
478
177
725
161
330
2000
2001
2002
2003
2004
1H 05
Singapore
Overseas
Denotes 1H 04 figures

Overseas EBIT grew at CAGR of 113% from 2001-2004



CapitaLand

Commercial & Integrated Development

- **Monetised S$232 million of assets:**
  - Office assets - (i) Pidemco Tower Shanghai, (ii) 19-31 Moorgate and (iii) strata units from Lippo Tower 1 & 2 (HK)
- **AIG Tower – More than 90% let, reaching benchmark rents of HK$75psf**
- **Expanded commercial presence in China:**
  - Acquired two office towers in Beijing (Capital Tower Beijing, NLA 1.14m sq ft) for S$362 million
  - Bought mixed development site in Dongzhimen, Beijing for S$108 million


AIG Tower, Hong Kong


Capital Tower Beijing

CapitaLand



Retail

- **Expanded retail presence:**
  - Clarke Quay completed phase 1 upgrading works, attracted new tenants like Crazy Horse, Café del Mar and Ministry of Sound.
  - Acquired 21 Wal-Mart anchored malls across China (valued at S$883 million)
  - Acquired Anzhen and Wangjing shopping malls from Beijing Hualian (valued at S$360 million) and to manage pipeline of shopping malls


Clarke Quay
Jiulongpo Mall, Chongqing

Financial Services


HSBC Building

Fund Management – Listed REITs

- CCT completed acquisition of HSBC Building
- CMT enlarging local retail portfolio:
  - Acquired Sembawang Shopping Centre and Hougang Plaza for S$122 million
  - Proposed acquisition of Parco Bugis Junction (S$581 million) and Jurong Entertainment Centre (S$68 million)
- Performances of CMT and CCT both exceeded market expectations and forecasts

CapitaMall Trust	CapitaCommercial Trust
Delivered TSR of 45% (end July 05)	**Delivered TSR of 21% (end July 05)**
Exceeded DPU forecast by 7.6%	**Exceeded DPU forecast by 2.2%**


CapitaLand


Financial Services

Fund Management – Private Property Funds

- Final closing of S$680 million for CapitaRetail Japan Fund
  - Acquired 2nd mall, Izumiya Hirakata in Osaka, for S$120 million
- 1st Shari'ah compliant property JV with Arcapita to invest S$500 million in Japanese rental apartments



Rivervale Mall | Bukit Panjang Plaza | Lot 1 Shoppers' Mall | Oasis Riviera | La Park Mizue, Tokyo

Financial Services

Financial Advisory & Structuring

- Hong Kong Housing Authority going ahead with LINK REIT IPO
- Secured three structured finance and advisory deals in Malaysia and Singapore
- Advisory transaction value - S$510 million year to-date




CapitaLand



Hospitality

THE ASCOTT GROUP

Serviced Residence

- **Ascott's 1H05 Operating PATMI jumped 80% Y-o-Y to S$21.6 million**
  - Consolidation of Citadines reaped operational benefits
  - Strengthening of serviced residence business across all regions, RevPAR improved by 8%
- **Expansion**
  - Opened 2 new serviced residences
    - → Somerset Park Suanplu, Bangkok
    - → Somerset Palace, Seoul
  - Secured 4 management contracts
    - → Somerset Park Suanplu, Bangkok
    - → Somerset Berlian, Jakarta
    - → Springdale, Guangzhou
    - → The Greens, Dubai


Sommerset Chongrui
Ascott Sathorn

CapitaLand

Hospitality


Raffles
HOLDINGS

Hotel Operations

- **Raffles' 1H05 PATMI surged 140% to S$33.7 million**
  - Robust operational performance, RevPAR up 15%
- **Strong performance from Raffles City**
  - Asset enhancement boosted occupancy & rental
- **Overseas Expansion:**
  - Secured 2 new management contracts
    - → 179-room Raffles Beijing Hotel
    - → 240-room Raffles Dubai
- **Proposed divestment of hotel business for gain of S$605 million**


Raffles Hotel, Singapore


Swissôtel Nankai, Osaka


Swissôtel Métropole, Geneva


Swissôtel Nai Lert Park, Bangkok


CapitaLand



Raffles' Proposed Divestment

- Created S$1.7 billion of shareholders' value



Delivered TSR of 24% compounded per annum
Market Capitalisation
(S$ million)
Created S$1.7bil of shareholders' value
988
2,685
250
374
2,060
Dividends Paid
Capital Reduction
Current Market Capitalisation
Point of Merger (Nov 2000)
Present



CapitaLand


CFO
CapitaLand Limited
Group Financials
CapitaLand

Robust Financial Results

(S$ million)	1H 2004	1H 2005	Change
Revenue	1,770.5	2,414.4	↑ 36.4%
EBIT	383.4	490.8	↑ 28.0%
PBT	251.7	356.1	↑ 41.5%
PATMI	119.6	213.6	↑ 78.6%
Net Debt	5,807.8	5,071.2	Improved
D/E Ratio	0.81	0.64	Improved

Strong Financial Capacity

CapitaLand

Strong Earnings

(S$ million)	1H 2004	1H 2005	Change
EBIT	383.4	**490.8**	↑ **28.0%**
Finance Costs	(131.6)	**(134.7)**	↑ **2.3%**
PBT	251.7	**356.1**	↑ **41.5%**
Tax	(70.8)	**(77.8)**	↑ **10.0%**
MI	(61.4)	**(64.7)**	↑ **5.4%**
PATMI	119.6	**213.6**	↑ **78.6%**


CapitaLand

EBIT Contributions by SBUs


1H 2004
Others
2%
Residential
49%
Raffles
7%
Ascott
11%
Financial
Svcs
3%
Retail
10%
Commercial & Integrated Devt
17%


1H 2005
Raffles
11%
Others*
9%
Ascott
12%
Financial
Svcs
4%
Retail
5%
Residential
42%
Commercial & Integrated Devt
17%

Total: $383m

Total: $491m

* Include gain from divestment of PREMAS



Residential Analysis



Revenue
EBIT
Comments
(S$ million)
58%
1,682.6
1,066.4
1H04
1H05
9%
205.0
188.6
1H04
1H05
• Increased revenue due to higher contributions from Australia (under settlement accountings) & China
• Higher EBIT from Singapore, China, Australia operations



CapitaLand

Residential Geographical Breakdown

Revenue ($ million)	1H 2004	1H 2005	Change
Singapore	**265**	**289**	**9%**
China	**214**	**244**	**14%**
Australia	**584**	**1,147**	**96%**
Others	**3**	**3**	**0%**
Total	**1,066**	**1,683**	⬆ **58%**
EBIT ($ million)	**1H 2004**	**1H 2005**	**Change**
Singapore	**10**	**14**	**40%**
China	**78**	**79**	**1%**
Australia	**96**	**107**	**11%**
Others	**5**	**5**	**0%**
Total	**189**	**205**	⬆ **8%**


CapitaLand

Hotels Analysis


Raffles
HOLDINGS

Revenue	EBIT	Comments
(S$ million) 1H04: 338.9; 1H05: 370.1; 9%	1H04: 28.6; 1H05: 55.1; 92%	• Growth in revenue due to 15% rise in RevPAR and contributions from new management contracts • Better performance due to continued successful cost management


CapitaLand

Property Services Analysis


PREMAS
INTERNATIONAL


Revenue
EBIT
Comments
(S$ million)
61.3
43.8
1H04
1H05
4.2
33.3
7x
1H04
1H05
• Lower revenue due to divestment in May 05
• Higher EBIT due to divestment gain
Divestment gain of S$31 million


CapitaLand

Improved Financial Profile

	2000	2001	2002	2003	2004	1H 05
Gearing ↓	0.92	0.87	0.72	0.77	0.71	0.64
Interest Cover Ratio ↑	0.68	0.89	3.42	3.63	4.83	5.55
Interest Service Ratio ↑	2.68	3.31	4.61	5.13	5.27	8.57


CapitaLand


Going Forward



Accelerating Growth


CapitaLand

Bullish Environment Favours Growth

- **Asian Real Estate markets growing strongly**
  - Fastest growing economies in the world
  - Rapid urbanisation
  - Rising affluence and high savings rate
- **Global capital keen to invest in Asian Real Estate**
  - Institutional funds are raising allocation to Asian property funds and REITs
- **Great opportunity to combine CapitaLand's multi-local knowledge and global capital to exploit Asian Real Estate growth**


CapitaLand

Investment Themes for China

- **Rapid Urbanisation**
- **Growing Disposable Income**
- **Rising Consumerism**

CapitaLand's thrust for China:

- Develop quality affordable homes in gateway cities
- Build and manage retail malls across the country
- Exploit our capabilities in developing mixed usage and integrated commercial developments (eg, Raffles City)


CapitaLand



China Outlook

Prospects

- Strong sales in 2004 and 1H 2005 will underpin earnings in 2005
- Slowdown in Shanghai but likely to be short term. Underlying demand remains strong
- Less impact on real estate sales in other Chinese cities
- Recent government measures are positive for long term players like CapitaLand. Should stabilise the property market and weed out speculative supply and demand
- Measures benefiting financially stronger developers
- Rapid urbanisation and rising consumer spending benefit also the retail sector

CapitaLand

Growth Strategy – China

- Opportune time to expand into other growth regions
- Continue to source for land plots & other investments
- Grow serviced residences footprint
- Establish highly scaleable fund management and REIT platform



BOHAI REGION
KOREA
Beijing
Seoul
Tokyo
JAPAN
CHINA
Suzhou
YANGTZE RIVER
DELTA REGION
PEARL RIVER
DELTA REGION
Macau

CapitaLand

China Residential – New Launches

Project	Description
Oasis Riviera (Ph 3), Shanghai	New blocks of high rise apartments
Baoshan District, Shanghai	700 suburban apartment homes
Minhang District, Shanghai	500 suburban townhouses & apartments
La Forêt, Beijing	Zone B – High rise apartments
Chaoyang District, Beijing	230 villa units
Tianhe District, Guangzhou	400 high rise CBD apartments


Oasis Riviera
Tianhe site, Guangzhou

CapitaLand

China Retail Growth

- **Shopping Malls Anchored by Wal-Mart Across China**
  - Negotiating to buy Wal-Mart Asia HQ Project in Shenzhen (est. GFA 138,000 sqm) and 17 other identified malls (est. GFA 700,000 sqm)
  - First right to participate in 70% of other future Wal-Mart retail malls up to 2010
- **Others**
  - Also investing in pipeline of retail malls anchored by Beijing Hualian Group (2 firm with option for 6 more)


Wal-Mart Chongqing

CapitaLand

Singapore Residential

Prospects

- Government policy changes have lifted market sentiment – a potential price catalyst
- High end segment already seeing positive stimulus with strong foreign demand
- Affordability remains favourable with rising income and low interest rates environment


CapitaLand

Singapore Residential

- **Replenish land parcels**
- **New Launches**
  - RiverGate Phase 2
  - RiverEdge, a 135-unit riverfront condominium development


Tanglin
Residences
RiverGate


CapitaLand

Singapore Retail

- **CapitaMall Trust on track to double asset base to S$5 billion in 3 years**
  - Continue to acquire quality retail malls
  - Proposed purchases of Parco Bugis Junction and Jurong Entertainment Centre offer yield accretion
  - CMT portfolio offers asset enhancement potential
- **Repositioning Clarke Quay & Liang Court SC**
  - Introducing 24-hour retail cum entertainment concepts to Clarke Quay and surrounding areas


IMM

Junction 8 | Funan DigitaLife Mall | Tampines Mall | IMM | Plaza Singapura


CapitaLand

Singapore Leisure & Entertainment

- **Integrated Resorts (iLEC)**
  - Leverage on Group's development, hospitality and asset management expertise
  - Submitting RFPs

    * Kerzner International for Sentosa site

    * MGM Mirage for Marina Bayfront site


The Atlantis


The Bellagio


CapitaLand

Australia – Business Thrust

Australand Property Group – Balancing the earnings complexion

- Increase recurrent income to 65% of Australand earnings to reduce volatility
- Proposed acquisition of Australand Wholesale Property Trust No. 4 & 5 adds S$467 million to total investment portfolio to reach S$1.4 billion
- Exploiting Land & Housing sectors



Freshwater Place, Melbourne


CapitaLand

Growth Strategy – New Markets

Residential Development

- **Thailand**
  - Athenee Residence, Bangkok (86% sold)
  - Launching 2 more projects (1 condo & 1 integrated township)


Athenee Residence,
Bangkok

- **Malaysia / India / Vietnam**
  - Malaysia: Expand our operations
  - Vietnam: Evaluating potential investments
  - India: Exploring investment opportunities

Serviced Residence

- **Middle East, North Asia & Europe**
  - Pursuing more management contracts in the Gulf region, Korea, Japan and Europe


CapitaLand


Thank You
Questions?
CapitaLand





CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, HAMPSHIRE HOLDINGS PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	Hampshire Holdings Pte. Ltd.
Principal Activity	:	Investment holding
Authorised Share Capital	:	S$1,000,000 divided into 1,000,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

By Order of the Board

Rose Kong
Company Secretary
5 August 2005

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	AUSTRALAND PROPERTY GROUP
Company Registration No.	ABN 90 105 462 137
Announcement submitted on behalf of	AUSTRALAND PROPERTY GROUP
Announcement is submitted with respect to *	AUSTRALAND PROPERTY GROUP
Announcement is submitted by *	Phil Mackey
Designation *	Company Secretary
Date & Time of Broadcast	09-Aug-2005 13:38:42
Announcement No.	00002

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand Property Group Prices its $20 million CMBS tap issue
Description	
Attachments:	ASXannouncement9Aug05CMBStapissue.pdf Total size = **38K** (2048K size limit recommended)

Close Window

ASX ANNOUNCEMENT

10 August 2005

Australand ASSETS Offer increased to $275 million

Australand Property Group is pleased to announce that the **A**ustraland **S**ubordinated **S**tep-up **E**xchangeable **T**rust **S**ecurities (**ASSETS**) offer has generated significant demand from both retail and institutional investors, allowing Australand to increase the level of oversubscriptions from $50 million to $75 million thereby increasing the total offer size to $275 million.

Australand further announces that following the completion of the bookbuild, the margin has been set at 2.30%. Based on the prevailing three-month bank bill rate of 5.63%, the ASSETS distribution rate for the period to 31 December 2005 will be a minimum of 7.93%. This is a strong pricing result for the offer, with the margin determined at the bottom of the bookbuild range.

A supplementary offer document, detailing the amendments from the increase in oversubscriptions and the margin accompanies this announcement, and has been lodged with ASIC.

Commenting on the offer, Australand Property Group Managing Director, Mr. Brendan Crotty, said, "We are extremely pleased with the Margin determined by the bookbuild process, which was at the bottom of the anticipated range and the Board has elected to increase the oversubscriptions by $25 million to $75 million, as a consequence. The additional funds will give the Group significant flexibility to pursue its growth ambitions and represents a strong endorsement of our strategic objective of increasing the level of recurrent investment property income to 65% of total Group earnings in the medium term. Subject to unitholder, stapled securityholder and Court approvals, we now propose to complete the merger of Australand Wholesale Property Trust No.4 (**AWPT4**) and Australand Wholesale Property Trust No.5 (**AWPT5**) as a further element of this strategy", Mr. Crotty said.

ASSETS will be issued by Australand Property Limited as the responsible entity of Australand ASSETS Trust pursuant to application forms in the offer document. Anyone wishing to acquire ASSETS will need to complete the application form in the offer document. All investors should consider the offer document in deciding whether to acquire ASSETS. The offer document and the supplementary offer document were lodged with ASIC on 2 August 2005 and 10 August 2005 respectively, and copies are available on Australand's website at www.australand.com.au. An application has been made for quotation of ASSETS on ASX.

The first instalment of ASSETS totalling $178.75 million is expected to be received by 16 September 2005, and, subject to receipt of all necessary approvals, will be used to fund the merger of AWPT4 and AWPT5 with Australand Property Group.

The General Offer and Broker Firm Offer will open on 11 August 2005. The General Offer is scheduled to close on 9 September 2005 and the Broker Firm Offer is scheduled to close on 14 September 2005.

Macquarie Equity Capital Markets Limited and UBS AG, Australia Branch are the joint lead managers to the offer. The co-managers to the offer are ANZ Securities Limited, Bell Potter Securities Limited, Goldman Sachs JBWere Pty Limited, Grange Securities Limited, Macquarie Equities Limited and UBS Private Clients Australia Limited.

AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696)
AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137; AFS LICENCE NO. 231130) AS THE RESPONSIBLE ENTITY OF
AUSTRALAND PROPERTY TRUST (ARSN 106 680 424) AND AUSTRALAND ASSETS TRUST (ARSN 115 338 513)
LEVEL 3, 1C HOMEBUSH BAY DRIVE, RHODES NSW 2138
www.australand.com.au

For further information please contact:

Brendan Crotty
Managing Director
Tel: +61 2 9767 2002
Email: bcrotty@australand.com.au

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email dcraig@australand.com.au



AUSTRALAND PROPERTY LIMITED

Chairman's Letter

10 August 2005

Dear Investor,

Following presentations to Institutional Investors and retail brokers, a Bookbuild was completed on 9 August 2005. Demand for **A**ustraland **S**ubordinated **S**tep-up **E**xchangeable **T**rust **S**ecurities (**ASSETS**) was strong, with the Initial Margin set at 2.30%, which was at the bottom end of the Bookbuild range. Based on the prevailing three-month bank bill rate of 5.63%, the Distribution Rate for the period to 31 December 2005 will be a minimum of 7.93%. Due to the strong demand, the board of Australand Property Limited has resolved to increase the level of oversubscriptions from $50 million to $75 million, increasing the Offer from $250 million to $275 million.

This Supplementary Product Disclosure Statement identifies the changes to the Offer Document lodged with ASIC on 2 August 2005 as a result of the increase in the size of the Offer. This Supplementary Product Disclosure Statement must be read with the Offer Document dated 2 August 2005.

The Directors believe that it is in the Group's best interests to increase the size of the Offer and commend this opportunity to participate to you.

Yours faithfully

Tham Kui Seng
Chairman

AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137; AFS LICENCE NO. 231130) AS THE RESPONSIBLE ENTITY OF
AUSTRALAND ASSETS TRUST (ARSN 115 338 513)

LEVEL 3, 1C HOMEBUSH BAY DRIVE, RHODES NSW 2138

www.australand.com.au

Supplementary Product Disclosure Statement

ISSUER

Australand Property Limited (ABN 90 105 462 137, AFSL 231130) as the responsible entity of Australand ASSETS Trust (ARSN 115 338 513).

SUPPLEMENTARY DISCLOSURE

This supplementary product disclosure statement relates to the product disclosure statement (Offer Document) lodged by the Issuer with ASIC on 2 August 2005 in connection with the offer of ASSETS.

This supplementary product disclosure statement supplements, and should be read together with, the Offer Document. Words and expressions used in this supplementary product disclosure statement have the meanings given to them in the Offer Document.

This supplementary product disclosure statement is dated 10 August 2005. A copy of this supplementary product disclosure statement was lodged with ASIC on that date.

Neither ASIC nor ASX take any responsibility for the contents of this supplementary product disclosure statement. An application has been made to ASX for official quotation of ASSETS.

INITIAL MARGIN DETERMINED

Following the successful completion of the Bookbuild, the Issuer has determined the Initial Margin to be 2.30% per annum. The Initial Margin will apply until the first Step-up Date (1 October 2008).

DISTRIBUTION RATE

As detailed in the Offer Document, for the first Distribution Period, the Distribution Rate is the Market Rate (the average mid Bank Bill Swap Reference Rate for a term of three months as displayed on the Reuters BBSW page (or any page which replaces that page) on the date on which the Initial Margin is set or on the Issue Date (whichever is the higher rate)), plus the Initial Margin. The Market Rate on 9 August 2005, being the date on which the Initial Margin was set, was 5.63% per annum. Therefore, the minimum Distribution Rate for the first Distribution Period will be 7.93% per annum.

With effect from the first Step-up Date, the Margin will either be reset under a Re-marketing Process or increased by a Step-up Percentage of 2.50% per annum. If increased to the Step-Up Margin, there will be no further Step-up Dates. If reset under a Re-marketing Process, certain other terms of ASSETS may be varied.

AMOUNT TO BE RAISED

Following the successful completion of the Bookbuild, the Issuer intends to raise up to $200 million with the ability to accept oversubscriptions for up to $75 million. Accordingly, all the references in the Offer Document to:

- a raising of $250 million should be read as references to a raising of $275 million;
- oversubscriptions of "up to $50 million" or "a further $50 million" should be read as references to "up to $75 million" or "a further $75 million";
- "2,500,000 ASSETS" should be read as references to "2,750,000 ASSETS"; and
- 33.4%, in the context of Australand Property Group's pro forma Gearing, assuming the Offer and Merger Proposal are implemented, should be read as a reference to 32.5%,

including, without limitation, the references to those terms in the following sections:

- Important information (on the inside front cover);
- the Chairman's letter;
- the Offer summary;
- Section 1 (General: Offer);
- Section 2.3 (Structure of the Offer);
- Section 2.9 (Allocation policy);
- Section 3 (Overview of ASSETS: What is the Offer?);
- Section 4.7 (Gearing and interest rate management); and
- Section 7.1 (Fees and expenses of the Offer).

The reference to "$4.96 million" in the management and selling fee section of Section 7.1 (Fees and expenses of the Offer) should read "$5.11 million" and the reference to a 60:40 split between retail and institutional investors in the same section should be a reference to 51:49.

TIMETABLE

The timetable which appears on page 2 of the Offer Document has been amended. Holding Statements are expected to be dispatched from Monday 19 September 2005, with dispatch expected to be completed by Wednesday 21 September 2005, enabling trading in ASSETS on a normal settlement basis on Thursday 22 September 2005. These dates are indicative only and subject to change.

CORRESPONDING CHANGES TO SECTION 5 (Summary financial information)

Sections 5.3 (Distribution coverage ratios and the Guarantee), 5.4 (Australand Property Group historical and pro forma consolidated balance sheets) and 5.9 (Pro forma statement of financial position of Australand ASSETS Trust) are substituted with the attached sections.

PricewaterhouseCoopers Securities Limited, the Investigating Accountant, has confirmed that its report in section 6 (Investigating Accountant's report and Financial Services Guide) continues to apply to the Offer Document as amended by this supplementary product disclosure statement.

Supplementary Product Disclosure Statement

REPLACEMENT SECTION 5.3

5.3 Distribution coverage ratios and the Guarantee

Set out below is discussion and analysis of ASSETS distribution cover, being the extent to which Australand Property Group's distributable profits covers ASSETS Distribution Payments. An analysis is provided based on actual historical distributable profits of Australand Property Group for the year ended 31 December 2004, and on actual historical distributable profits of Australand Property Group for the year ended 31 December 2004 after adjusting for the impact of the Offer and the Merger Proposal for the full year ending 31 December 2006.

These distribution coverage ratios are relevant because of the Guarantee given by the Australand Property Group Entities, which is discussed below.

Based on an assumed Distribution Rate of 7.93% per annum, the total distribution to all Holders on a fully paid issue of $275 million of ASSETS would be approximately $21.8 million per annum. On this basis, the ASSETS Distribution Payments (for the full year ended 31 December 2004) would have been approximately 6.7 times covered by the distributable profit of Australand Property Group as set out in the table below:

Distribution cover ratio ($000s)	Australand Property Group AIFRS Actual Year ended 31 Dec 2004
Net profit before one-off goodwill impairment[1]	146,007
Distribution cover assuming $275 million issue of ASSETS	6.7 times

1. Profit available for distribution to Australand Property Group Stapled Securityholders. As there were no revaluations of investment properties for the period, there are no revaluation gains included.

The incremental impact of the Offer and Merger Proposal (assuming it is implemented) to the net profit before one-off goodwill impairment of Australand Property Group is estimated to be $22.5 million[2] for the full year ending 31 December 2006. Taking into account the incremental impact of the Offer and Merger Proposal, the pro forma distribution cover increases to 7.7 times.

2. This incremental impact takes into account the transactions and adjustments required to implement the Merger Proposal and a $275 million Offer at an assumed Distribution Rate of 7.93% per annum. Further detail on the adjustments and transactions underlying the forecast incremental profit are contained in Section 5.5. A breakdown of key forecast items is provided below:

Year ending 31 December 2006 ($000s)	AWPT4	AWPT5	Adjustments - Offer and Merger Proposal	Total
Net rental income	20,440	10,758	-	31,198
Expenses	(633)	(760)	120	(1,273)
EBIT	**19,807**	**9,998**	**120**	**29,925**
Net interest expense	(8,646)	(5,163)	7,612[A]	(6,197)
Tax	-	-	(38)[B]	(38)
Net profit for the period	**11,161**	**4,835**	**7,694**	**23,690**
Less: Australand Property Group's existing interest[C]	-	-	(1,219)	(1,219)
Net profit attributable to Australand Property Group Stapled Securityholders	**11,161**	**4,835**	**6,475**	**22,471**

A Incremental interest saving assuming the cost of the Merger Proposal and the existing debt facilities of AWPT4 and AWPT5 are ultimately refinanced by the net proceeds of the Offer (assumed to be $275 million less costs of $6.2 million) and debt facilities available to Australand Property Group.

B Tax effect of the Offer and Merger Proposal on tax paying entities in the Australand Property Group.

C Relating to income from AWPT4 and AWPT5 that Australand Property Group Stapled Securityholders are currently entitled to through Australand Property Group's existing unitholdings in AWPT4 and AWPT5. Excludes ASSETS distributions for the purpose of the pro forma distribution cover calculation.

No forecast is made as to the distributable profit of Australand Holdings Limited or Australand Property Trust during this period and potential investors should not draw any inferences from the consolidated historical income statements of the Australand Property Group as past performance is not an indication of future performance. Forecasts are made in respect of AWPT4 and AWPT5 in respect of the period ending 31 December 2006 as this is the first full year that all of the investment properties are income producing.

The coverage ratios described above result from the Australand Property Group Entities guaranteeing, on a subordinated and unsecured basis, ASSETS Distribution Payments which become due and payable. This obligation extends to a situation where an ASSETS Distribution Payment is not paid within five Business Days of the relevant Distribution Payment Date and, an Australand Property Group Responsible Entity:

- declares that it will pay or pays a distribution in respect of an Australand Property Group trust; or
- redeems, reduces, cancels, buys back or acquires for any consideration any units of an Australand Property Group trust (except to the extent any such distribution or consideration is fully reinvested in further units or other securities stapled to them),

without the approval of a Special Resolution.

As long as it does not cause a Winding-up Event in respect of an Australand Property Group Entity, a Holder's rights under the Guarantee may be enforced if the debts of Senior Creditors that were due and payable when a Holder's rights under the Guarantee first arose have been paid in full. If the responsible entity of Australand ASSETS Trust ceases to be a related body corporate of Australand Holdings Limited, the Guarantee will only apply in respect of amounts payable on Redemption or Exchange. An Australand Property Group Entity ceases to be bound by the Guarantee if it is de-stapled. Investors should note the other limitations of the Guarantee, as described in Section 3 and Section 10.5.

In addition to the Guarantee, where (as described more fully in Section 10.5) an ASSETS Distribution Payment is not paid within five Business Days after the relevant Distribution Payment Date:

- the Issuer must not, without the approval of a Special Resolution, declare that it will pay, or pay, any distribution on any Ordinary Units or redeem, reduce, cancel, buy-back or acquire for any consideration any Ordinary Units (except to the extent any distribution or consideration is fully reinvested in Ordinary Units); and
- Australand Holdings Limited must not take any such action in relation to Shares,

until the unpaid ASSETS Distribution Payments (up to 12 months worth) are paid.

5.4 Australand Property Group historical and pro forma consolidated balance sheets

This Section sets out:

- the audited consolidated balance sheet of Australand Property Group as at 30 June 2005;
- the pro forma consolidated balance sheet of Australand Property Group as at 30 June 2005, assuming that the Offer is completed (Pro forma ASSETS); and
- the pro forma consolidated balance sheet of Australand Property Group as at 30 June 2005, assuming that the Offer and the Merger Proposal are completed (Pro forma ASSETS + Merger Proposal).

Supplementary Product Disclosure Statement

REPLACEMENT SECTION 5.4 CONTINUED

Consolidated balance sheet AIFRS as at 30 June 2005 ($000s)	Australand Property Group[1]	ASSETS Adjustments[2]	Pro forma ASSETS	Merger Proposal Adjustments[4]	Pro forma ASSETS + Merger Proposal
Current assets					
Cash assets	20,974		20,974	7,438	28,412
Receivables	290,872		290,872	(955)	289,917
Inventories	562,438		562,438	-	562,438
Other assets	8,092		8,092	159	8,251
Total current assets	**882,376**		**882,376**	**6,642**	**889,018**
Non-current assets					
Inventories	523,959		523,959	-	523,959
Investments accounted for using the equity method	141,400		141,400	-	141,400
Investment properties	651,036		651,036	392,895	1,043,931
Property, plant and equipment	39,845		39,845	-	39,845
Other financial assets	12,715		12,715	(12,715)	-
Intangible assets	-		-	21,152	21,152
Total non-current assets	**1,368,955**		**1,368,955**	**401,332**	**1,770,287**
Total assets	**2,251,331**		**2,251,331**	**407,974**	**2,659,305**
Current liabilities					
Payables	129,041		129,041	14,439	143,480
Derivative financial instruments	6,315		6,315	-	6,315
Provisions	86,105		86,105	2,575	88,680
Land vendor liabilities	34,851		34,851	-	34,851
Total current liabilities	**256,312**		**256,312**	**17,014**	**273,326**
Non-current liabilities					
Interest bearing liabilities	756,937	(268,800)	488,137	387,641	875,778
Deferred tax liabilities	12,360		12,360	-	12,360
Provisions	8,495		8,495	-	8,495
Land vendor liabilities	21,469		21,469	-	21,469
Other liabilities	-		-	186	186
Total non-current liabilities	**799,261**	**(268,800)**	**530,461**	**387,827**	**918,288**
Total liabilities	**1,055,573**	**(268,800)**	**786,773**	**404,841**	**1,191,614**
Net assets	**1,195,758**	**268,800**	**1,464,558**	**3,133**	**1,467,691**
Equity					
Contributed equity	1,081,801		1,081,801	-	1,081,801
Reserves	(4,628)		(4,628)	-	(4,628)
Retained profits	118,585		118,585	3,133	121,718
Total consolidated entity interest	1,195,758		1,195,758	3,133	1,198,891
Minority interest	-	268,800	268,800	-	268,800
Total equity	**1,195,758**	**268,800**	**1,464,558**	**3,133**	**1,467,691**
NTA per Australand Property Group Stapled Security	**$1.37**		**$1.37**		**$1.35**
Gearing[3]	**33.0%**		**20.9%**		**32.5%**

Supplementary Product Disclosure Statement

REPLACEMENT SECTION 5.4 CONTINUED

1. Extracted from the audited financial statements of Australand Property Group for the half year ended 30 June 2005.
2. Details of the transactions and adjustments underlying the preparation of the Pro forma ASSETS information are set out in Section 5.6.1 below.
3. Net interest bearing liabilities divided by total tangible assets (cash adjusted).
4. Details of the transactions and adjustments underlying the preparation of the Pro forma ASSETS + Merger Proposal information are set out in Section 5.6.2 below. The consolidated balance sheets of AWPT4 and AWPT5 as at 30 June 2005 together with the eliminations and adjustments required to reflect the Merger Proposal are set out below:

Consolidated balance sheet AIFRS as at 30 June 2005 ($000s)	AWPT4	AWPT5	Eliminations and adjustments	Merger Proposal adjustments
Current assets				
Cash assets	3,435	4,003	-	7,438
Receivables	3,349	418	(4,722)	(955)
Other assets	112	47	-	159
Total current assets	**6,896**	**4,468**	**(4,722)**	**6,642**
Non-current assets				
Investment properties	265,400	127,495	-	392,895
Other financial assets	-	-	(12,715)	(12,715)
Other assets	816	437	(1,253)	-
Intangible assets	-	-	21,152	21,152
Total non-current assets	**266,216**	**127,932**	**7,184**	**401,332**
Total assets	**273,112**	**132,400**	**2,462**	**407,974**
Current liabilities				
Payables	5,209	3,662	5,568	14,439
Interest bearing liabilities	5,014	5,001	(10,015)	-
Provisions	1,386	1,189	-	2,575
Total current liabilities	**11,609**	**9,852**	**(4,447)**	**17,014**
Non-current liabilities				
Interest bearing liabilities	130,579	62,426	194,636	387,641
Other liabilities	-	186	-	186
Total non-current liabilities	**130,579**	**62,612**	**194,636**	**387,827**
Total liabilities	**142,188**	**72,464**	**190,189**	**404,841**
Net assets	**130,924**	**59,936**	**(187,727)**	**3,133**
Equity				
Contributed equity	117,000	50,000	(167,000)	-
Retained profits	13,924	9,936	(20,727)	3,133
Total equity	**130,924**	**59,936**	**(187,727)**	**3,133**

Supplementary Product Disclosure Statement

REPLACEMENT SECTION 5.9 AND CONSENT TO LODGEMENT

5.9 Pro forma balance sheet of Australand ASSETS Trust

The following pro forma balance sheet of Australand ASSETS Trust as at the Issue Date has been prepared incorporating the following assumptions:

- the issue of 2,750,000 ASSETS, at the Issue Price raising $275 million;
- estimated issue costs of $6.2 million which are offset against the gross proceeds of the Offer; and
- loan of the net proceeds of the Offer, being $268.8 million to Australand Property Trust.

These pro forma transactions assume that 100% of the Face Value is paid up at the Issue Date. That is, the partly paid structure of the Offer is not reflected in the balance sheet.

As at Issue Date ($000s)	Pro forma Australand ASSETS Trust
Current assets	
Loan receivable	-
Total current assets	**-**
Non-current assets	
Loan receivable	268,800
Total non-current assets	**268,800**
Total assets	**268,800**
Equity	
Contributed equity	268,800
Total equity	**268,800**

CONSENT TO LODGEMENT

Each of the directors of the Issuer has given, and not withdrawn, their consent to the lodgement of this supplementary product disclosure statement with ASIC.



THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

CHANGE OF COMPANY SECRETARY

The Board of Directors of the Company wishes to announce the following change with effect from 12 August 2005 :-

1) Resignation of Ms. Shan Tjio as Company Secretary; and

2) Appointment of Ms. Hazel Chew Siew Cheng as Company Secretary.

By order of the Board
Keong Wen Hui
Asst. Company Secretary
12 August 2005

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	15-Aug-2005 17:21:50
Announcement No.	00054

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Percentage of CapitaLand's shares held in public hands
Description	Upon completion of Temasek Holdings (Private) Limited's ("Temasek") placement of 200 million ordinary shares in CapitaLand Limited ("CapitaLand"), Temasek's total (direct and deemed) interest in CapitaLand is 47.22% as at 11 August 2005. As at 11 August 2005, approximately 52.69% of the 2,679,126,675 issued ordinary shares of CapitaLand are held in the hands of the public.
Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous 82 - 4507

* Asterisks denote mandatory information

Name of Announcer *	AUSTRALAND PROPERTY GROUP
Company Registration No.	ABN 90 105 462 137
Announcement submitted on behalf of	AUSTRALAND PROPERTY GROUP
Announcement is submitted with respect to *	AUSTRALAND PROPERTY GROUP
Announcement is submitted by *	Phil Mackey
Designation *	Company Secretary
Date & Time of Broadcast	17-Aug-2005 11:09:57
Announcement No.	00005

>> Announcement Details

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Announcement Title *	Australand Confirms Successful Bid for Coles Myer Distribution Centre
Description	
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AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

17 August 2005

AUSTRALAND CONFIRMS SUCCESSFUL BID FOR COLES MYER DISTRIBUTION CENTRE

Australand Property Group today confirmed its successful bid for the next major distribution centre deal as part of Coles Myer's national roll out. The Group has acquired a 13.6 hectare site adjoining the Hume Highway nearby Coles Myer's existing facility in Ducks Lane for the 42,500 sqm facility to be developed by Australand and its joint venture partners CIP.

According to Australand's Executive General Manager, John Thomas, "The Coles Myer pre-commitment has an expected on completion value of $72.8 million and will be leased for a minimum of 15 years, with fixed rental growth of 2.75% per annum and an initial yield in excess 8.0%. Upon the successful merger of Australand Wholesale Property Trust No.4 (**AWPT4**) and Australand Wholesale Property Trust No.5 (**AWPT5**) with Australand Property Group, Coles Myer will become the single largest tenant within the Group's investment property portfolio and the Group is excited to extend the relationship to the development of this asset which will join distribution centres in Huntingwood and Smeaton Grange in NSW."

"The pre-commitment caps off a strong half year result for the Commercial & Industrial division which now has pre-committed new industrial assets with expected on-completion values in excess of $254 million, destined to be retained by the Group's investment property portfolio, and which will extend the weighted average lease expiry of the Group's investment property portfolio to approximately 8.2 years following the merger of AWPT4 and AWPT5," Mr. Thomas said.

Australand's proposed merger with AWPT4 & AWPT5 together with the division's pre-lease pipe line, is expected to increase the Group's total investment property portfolio by approximately $620 million to over $1.3 billion, including a 50% share in Melbourne's Freshwater Place, and will add at least another 19 industrial assets.

Australand and CIP have also announced the pre-commitment of retailer Repco Limited to their joint venture estate at Viola Place, adjacent to Brisbane airport. Repco will lease approximately 10,500 sqm and has committed to a 10 year lease, whilst in Adelaide, Cheap as Chips have leased 17,000 sqm at the joint venture's Burbridge Business Park. According to CIP Director, Paul McKenna, "These latest deals bring to over 100,000 sqm new pre-leases for the joint venture partners in our estates in NSW, Queensland, SA and Victoria so far this year".

For further information, please contact:

John Thomas
Executive General Manager, Commercial & Industrial Division
Tel: +61 2 9767 2967
Email: jthomas@australand.com.au



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITARETAIL CHINA INVESTMENTS (B) PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Barbados:-

Name	:	CapitaRetail China Investments (B) Pte. Ltd.
Principal Activity	:	Investment Holding
Issued Share Capital	:	1 common share of US$1

By Order of the Board

Rose Kong
Company Secretary
19 August 2005

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	AUSTRALAND PROPERTY GROUP
Company Registration No.	ABN 90 105 462 137
Announcement submitted on behalf of	AUSTRALAND PROPERTY GROUP
Announcement is submitted with respect to *	AUSTRALAND PROPERTY GROUP
Announcement is submitted by *	Phil Mackey
Designation *	Company Secretary
Date & Time of Broadcast	18-Aug-2005 13:08:13
Announcement No.	00018

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Announcement Title *	Half Year Report to 30 June 2005
Description	
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AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

18 August 2005

HALF YEAR REPORT TO 30 JUNE 2005

Please find attached a copy of the Half Year Report to 30 June 2005 sent to securityholders today, a copy of which is available on Australand's website www.australand.com.au.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2000

82 - 4507




AUSTRALAND PROPERTY GROUP
HALF YEAR REPORT 30 JUNE 2005


AUSTRALAND

82 - 4507

Financial Highlights
6 months Financial Performance

Financial Performance	June 2005 $'m	June 2004 $'m
Revenue	913.0	388.6
Net gains from revaluation of investment properties	36.2	–
Share of net profits of joint ventures	5.4	15.5
Operating expenses	(851.1)	(345.8)
Net profit before income tax	103.5	58.3
Income tax expense	(12.6)	(8.2)
Net profit after income tax	90.9	50.1
Minority interests	(1.1)	(0.3)
Profit attributable to securityholders	89.8	49.8
Distribution per stapled security (cents)	8.0	8.0
Earnings per stapled security (cents)	10.6	6.9

Financial Position

Financial Position	June 2005 $'m	June 2004 $'m
Cash	21.0	36.5
Receivables	290.9	230.0
Inventories	1,086.4	1,558.7
Investment properties	651.0	563.7
Joint venture investments	141.4	151.8
Other assets	60.6	99.3
Total assets	2,251.3	2,640.0
Payables and provisions	223.6	162.4
Interest bearing liabilities	756.9	1,258.6
Land vendor liabilities	56.3	100.1
Other liabilities	18.7	–
Total liabilities	1,055.5	1,521.1
Net assets	1,195.8	1,118.9
Contributed equity	1,081.8	1,009.7
Retained profits	118.6	105.8
Reserves	(4.6)	–
Minority interests	–	3.4
Total equity	1,195.8	1,118.9
Net tangible asset backing per stapled security $	1.37	1.32
Gearing ratio %	46.4	57.0

Message from the Managing Director

On behalf of the Board, I am very pleased to provide Australand Property Group stapled security holders with this Half Year Report to 30 June 2005.

Australand Property Group had a strong first half in 2005, recording a profit after tax of $89.8 million, up 80.3% on the corresponding period last year, including a gain on revaluation of investment property of $36.2 million. This result underlines the benefit of our strategy of growing the investment property business, with Australand Property Trust contributing $67.7 million profit after tax to this result.

As has been widely reported, the introduction of Australian equivalents to International Financial Reporting Standards (AIFRS) has added significant volatility to reported results. This is the first period that Australand has reported its results under AIFRS and a detailed explanation of the transition is provided in Note 9 to the Appendix 4D for the half year ended 30 June 2005. The most significant impacts of the transition to AIFRS have come from the following changes in accounting policies:

a) Revenue and profits on the development of apartments and residential property are now only recognised on settlement of the sale of the property, rather than progressively on a percentage of completion basis as under the previous Australian Accounting Standards (AAS).
b) Revenue and profits on the development of commercial and industrial properties for Australand's Wholesale Property Trusts and other third party institutional investors were previously recognised on a percentage of completion basis under AAS. As Australand has provided yield guarantees to these investors, revenue and profit can now only be recognised when the yield guarantee falls away on completion of the final property in the trust.
c) Investment properties that are developed internally are now required to be carried at cost during development and are only revalued to fair market value on the property reaching practical completion. This revaluation increment/decrement is now recognised through the consolidated income statement.
d) Investment properties are now carried at fair market value with increments/decrements now recognised through the consolidated income statement. All investment properties are required to be revalued each year.

In accordance with AASB1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards, all prior year figures have been restated under AIFRS to enable a like for like comparison.

Accordingly, the 135% growth in the Group's gross revenue to $913 million up from $389 million in the corresponding period last year can largely be explained as a result of the impact of the transition to AIFRS explained under paragraphs (a) and (b) above.

Operations

The June 2005 half year result evidenced the ongoing success of Australand's strategy implemented in 2000 of diversifying the Group's profit generation capacity by reducing the dependence on residential development profits and increasing the level of recurrent investment property income. At the net profit before tax level before eliminations and unallocated expenses, residential development operations contributed $52.33 million (38.6%) compared to non-residential operations, which contributed $83.23million (61.4%), inclusive of property revaluation uplift.

A combination of weak market conditions in the apartment sector and the ongoing implementation of the Group's capital rationalisation initiatives announced at the end of 2003, produced lower apartment project margins. The downturn in apartment project margins and sales was partially offset by higher than expected residential sales revenue and margins from the Group's Perth land and housing projects.

A number of residential market segments in Melbourne are experiencing improved enquiry and better rates of sale. It is also noticeable that housing is presently more saleable in most market segments than vacant residential land, other than in Perth, where buoyant market conditions are being underpinned by a strong employment growth.

The demand for industrial land and pre-lease space in a number of geographic segments has been very strong. The outer western Melbourne industrial areas with good access to the Western Ring Road are benefiting from increased demand from both tenants and owner-occupiers. Similarly, the level of enquiry for industrial property in Sydney locations close to the soon to be completed M7, has been very strong during the last 12 months. The Commercial & Industrial pipeline

that will deliver income-producing industrial assets into Australand Property Trust has an aggregate value in excess of $210 million, as disclosed in the relevant segment notes to the Appendix 4D.

Management

As part of a broader succession plan, greater levels of responsibility will be transferred to Australand's two Executive General Managers, Peter Burke (Residential) and John Thomas (Commercial & Industrial). In the same way that the apartment operations have been consolidated within the enlarged Residential Division, reporting arrangements for the Property Investment Division will be progressively transferred from the Managing Director to John Thomas, if the merger of Australand Wholesale Property Trust No. 4 (AWPT4) and Australand Wholesale Property Trust No. 5 (AWPT5) with Australand Property Group occurs as currently proposed, in mid October 2005. I shall continue to work closely with Peter Burke and John Thomas over the next two years with a view to improving the Group's profitability and lowering the risk profile of its development operations.

Phil Beale, having transferred responsibility for the Apartment Division to Peter Burke, is now Executive General Manager Business Development and he will be leading the Group's initiatives to acquire not only income producing properties, but also sensibly priced development sites.

Divisional overview

Residential

The merger of the Land and Housing Division with the Apartments division was initiated at the beginning of 2005 with a view to accelerating the rationalisation of the Apartments division and achieving economies of scale in relation to a number of functions, which were duplicated in the two divisions.

The merged Division generated gross revenue of $439.4 million for the six months ended 30 June 2005 from the sale of 664 land & housing allotments and 287 apartments. Whilst revenue was 45% higher than for the corresponding period in 2004, the Division's profit before tax for the June 2005 half year decreased 14% to $52.3 million, reflecting lower margin contributions in respect of apartment projects, for which settlements were brought to account during the period and lower joint venture profits.

Although Brisbane and Sydney land development projects have produced lower sales during the June 2005 half year, housing sales have generally been satisfactory to the extent that the company has been able to sell almost every house it produces, prior to or shortly after completion. There has been a noticeable improvement in market demand for Melbourne land and medium density housing projects during the last three months. The ongoing strength of the Perth market, under-pinned by strong employment, has enabled the Group to achieve higher than anticipated sales revenue and margins during the last 12 months, though there are building capacity constraints across the Perth residential construction sector, mainly due to the shortage of skilled tradesmen.

As foreshadowed earlier this year, apartment projects across all States experienced a lower level of pre-sales during the last 6 months. While apartment margins have been eroded by construction cost increases during the last 18 months, there is early evidence of a reduction in these cost pressures in response to a significant reduction in construction activity in the multi-storey residential sector.

Lower consumer confidence influenced by weak sentiment has obscured a significant improvement in supply/demand fundamentals. Now that further interest rate increases seem less likely, the Group expects that increased enquiry and sales will be generated by the following factors —

- better rental yields brought about by an ongoing fall in residential vacancy rates, which are now approximately 2.2% in Sydney and 2.9% in Melbourne. It should be noted that only 1.4% of the 1,180 apartments managed by Australand Property Group for Sydney and Melbourne clients were vacant at the end of June;
- improved affordability due to recent price corrections and ongoing increases in average household incomes;
- a reduction in the supply of new apartments attributable to fewer apartment construction commencements both in Sydney and Melbourne during the last 12 months; and
- a growing realisation by prospective owner-occupiers and investors that increasing construction costs and a shortage of quality apartment development sites will underpin the price structure of new apartments in the medium term.


Half year net profit after tax $m
$89.8m
+80%
AAS
AIFRS
90
80
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001
2002
2003
2004
2005


Outlook: continuing profit growth $m
Revaluation
200
175
150
125
100
75
50
25
0
1997
1998
1999
2000
2001
2002
2003
2004
2005


% total assets by division
30 June 2005
Corporate 2%
Investment 34%
Residential 52%
C&I 12%
30 June 2004
Corporate 2%
Investment 29%
L&H 29%
C&I 10%
Apartments 30%

Target 50% recurring income by 2007

Profit before tax incl. revaluations

Property Trust 50% — Development Divisions 50%

Entity	Asset base $m	Projected 2006/7 rental income
Current	669	54
AWPT 4	260	20
AWPT 5	120	10
Current pipeline	130	10
2005/6 devl & acquisitions	210	16
	1,389	110

Commercial & Industrial

During the June 2005 half year, the Commercial & Industrial Division generated a net profit before tax of $15.6 million from the sale of land lots and the construction of industrial and commercial projects. Approximately 75% of the revenue for the half year related to projects delivered to AWPT4 but only about half of the profit. This situation has arisen because, the Group's interest in two Coles Myer Distribution Centres at Huntingwood and Smeaton Grange, in Sydney's outer west, was transferred into Australand Property Trust, without any margin uplift. This revenue had to be brought to account again under AIFRS, as construction of the Freshwater Commercial Tower was not complete, as at 1 January 2005.

The improvement in the Division's trading profit was generated from 19 pre-committed commercial and industrial projects and land sales revenue from three industrial estates, located in Brisbane, Sydney, Melbourne and Adelaide.

Operational highlights during the June 2005 half year included:

- the completion of the Freshwater Place Commercial Office Tower in Melbourne. Approximately 91% of the 55,172 sqm in the Tower was pre-committed at practical completion;
- contracts for the acquisition of new industrial land banks with an aggregate area of 142 hectares were put in place on behalf of some wholly owned and joint venture entities, with a number of the contracts being conditional on rezoning;
- a substantial increase in the Division's pre-committed commercial and industrial deal pipeline, which is now in excess of 300,000 sq metres; and
- the release of industrial land estates with a total area of 40 hectares, which should deliver sales revenue and profit during the December 2005 half year.

There are new pre-lease transactions of approximately $127 million, which will deliver investment product to Australand Property Trust during the December 2005 half year. In addition to these transactions, the Division has four finalised transactions, which are awaiting documentation, with an aggregate completed value of approximately $95 million, which will be added to the income producing asset base of Australand Property Trust during 2006.

Investment Property

Australand Property Trust generated a net profit before tax of $67.7 million for the June 2005 half year, comprising recurrent investment property income of $31.5 million and a gain from the revaluation of the Trust's investment property portfolio of $36.2 million. Australand Property Trust now has a portfolio of 27 properties with a weighting of 58% office, 40% industrial and 2% car park. These properties contain approximately 360,000m2 of net lettable area. The portfolio currently has a market value of approximately $670 million (including Rhodes Building C which is classified as property, plant and equipment in the balance sheet) and is 100% leased. The average lease term of the property portfolio is 7.5 years as at 30 June 2005, weighted by base rent. Major tenants in these buildings include Coles Myer, Commonwealth Government of Australia, Nestle Australia Limited, State Government of New South Wales and Cadbury Schweppes.

Sixteen properties, representing approximately 56% of the portfolio (by value) were independently valued during the June 2005 half year and the results of these independent valuations have been extrapolated across the balance of the portfolio to determine the aggregate value of the portfolio at 30 June 2005 of approximately $670 million. The passing rental yield for the total portfolio based on the aggregate market value of the portfolio at 30 June 2005 was 8.04%.

The remaining 11 income producing properties will be the subject of independent valuations during the December 2005 quarter and the combined effect of fixed rent increases and slight adjustments in capitalisation rates are likely to produce a further valuation uplift across the portfolio in the $7 - $10 million range, without any significant change in the overall yield.

Australand Property Trust continues to benefit from the strong Australand Commercial and Industrial development pipeline. Three properties totalling $53 million were delivered to the Trust during the half-year.

Strategy

Since the beginning of 2004 Australand has pursued three clear objectives, which are:

- to increase recurrent investment property income;
- to reduce exposure to the apartment sector; and
- to lower the Group's risk profile.

The aggregate value of Australand Property Group's investment property portfolio as at 31 December 2003 was $374 million, which has now increased to approximately $670 million as at 30 June 2005, following the planned sale of two properties, the acquisition of Australand Wholesale Property Trust No. 3 in May 2004 and the addition of three recently developed income producing properties. Organic growth, together with the proposed merger of AWPT4 and AWPT5, will increase the value of Australand Property Group's investment property portfolio to approximately $1.1 billion, within the next three months, barring unforeseen circumstances.

As previously disclosed, Australand expects the value of its income producing asset base to be close to $1.3 billion by the end of 2006, which should deliver rental income of about $100 million per annum. Beyond 2006, recurrent investment property income is expected to increase at a rate of approximately $16 - 20 million per annum, after taking into account the progressive increase in the size of the Group's income producing property portfolio by approximately $200 million per annum and ongoing fixed rent reviews.

At the beginning of 2004, Australand foreshadowed that its Apartments Division would be likely to generate operating profit substantially lower than its 2003 result. Since the beginning of 2004, Australand has progressively reduced its exposure to the apartment sector and intends to reduce the total amount of capital allocated to apartment operations to $270 million by the end of 2006, compared to $633 million as at 30 December 2003.

At the beginning of 2006, Australand expects to have only four apartment projects under construction plus four development sites on which apartments are planned. This level of activity is insufficient to justify a stand alone division and consequently the apartment projects have been brought under the control of the slightly enlarged Residential division with responsibility for all apartment development activities being placed under the control of Robert Pradolin, who will be based in Sydney and continue to report to Peter Burke, Executive General Manager Residential. Significant cost savings are being generated by merging the customer service, sales, finance, and marketing functions that previously existed in both divisions into more effective departments within the Residential Division.

As approximately 70% of Sydney's housing supply will be provided by the apartment sector, the company intends to retain its core competency but limit the amount of capital allocated to the sector.

While the Group will inevitably reduce its risk profile by increasing the amount of capital allocated to Australand Property Trust, thereby increasing recurrent investment income, as well as contemporaneously reducing the amount of capital allocated to apartment development by $360 million, the Group's risk profile will also be reduced as a consequence of the following:

- reduced exposure to land rent based joint ventures with third party Property Trust investors, which has previously eroded the Group's commercial and industrial profits;
- increased capital allocations to housing development projects funded by the reduction in the capital tied up in apartment projects. Apart from having a lower risk profile, Australand housing projects have traditionally produced a return on gross assets that is 8 - 10% higher than the historical return on gross assets generated by apartment projects and have higher inventory turnover ratios; and
- a lower acquisition cost base for income producing properties as a consequence of the direct transfer of Commercial & Industrial Division projects into Australand Property Trust, without incurring the transaction costs and premiums associated with the transfer of Australand Wholesale Property Trusts and repurchase of the assets approximately 18 - 30 months later. The saving in transaction costs and premiums will reduce the effective delivery cost of new income producing assets by approximately 5 - 6%.

Outlook

After a comprehensive review of the Group's development projects and its investment property income producing portfolio, management believe that higher recurrent investment property income and increased profit from the Commercial & Industrial Division will offset a lower contribution from apartment projects. Accordingly, it is anticipated that for the 2005 full year, the net profit after tax but before property revaluations will be at least equivalent to last year's reported net profit after tax of $145 million. In addition, the projected valuation uplift on investment property is likely to be approximately $45 million for the full year.

Directors therefore reconfirm the Group's distribution forecast of 16.5 cents per stapled security for the year ending 31 December 2005.

Brendan Crotty
Managing Director


AUSTRALAND

Australand Property Group
Level 3, 1C Homebush Bay Drive, Rhodes 2138 NSW Australia
Telephone: +61 2 9767 2000 Facsimile: +61 2 9767 2900 **www.australand.com.au**

Miscellaneous 82 - 4507

* Asterisks denote mandatory information

Name of Announcer *	AUSTRALAND PROPERTY GROUP
Company Registration No.	ABN 90 105 462 137
Announcement submitted on behalf of	AUSTRALAND PROPERTY GROUP
Announcement is submitted with respect to *	AUSTRALAND PROPERTY GROUP
Announcement is submitted by *	Phil Mackey
Designation *	Company Secretary
Date & Time of Broadcast	19-Aug-2005 07:54:19
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand Receives Court Order for Scheme Meetings
Description	
Attachments:	ASXannouncement18Aug05CourtapprovalforSchemeMeeting.pdf Total size = **30K** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	AUSTRALAND PROPERTY GROUP
Company Registration No.	ABN 90 105 462 137
Announcement submitted on behalf of	AUSTRALAND PROPERTY GROUP
Announcement is submitted with respect to *	AUSTRALAND PROPERTY GROUP
Announcement is submitted by *	Phil Mackey
Designation *	Company Secretary
Date & Time of Broadcast	19-Aug-2005 09:36:20
Announcement No.	00012

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The details of the announcement start here ...

Announcement Title *	Australand Property Group Explanatory Memorandum
Description	
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ASX ANNOUNCEMENT

19 August 2005

APG EXPLANATORY MEMORANDUM

Further to the Group's earlier announcement please find attached a copy of the Australand Property Group Explanatory Memorandum to be sent shortly to Australand Property Group Securityholders.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2000

82 - 4507



australand property group

Explanatory Memorandum and Notices of Meeting

This is an important document and requires your immediate attention. You should read it in its entirety. If you are in doubt as to what you should do, you should consult your investment or other professional adviser.

Australand Holdings Limited (ABN 12 008 443 696)
Australand Property Limited (ABN 90 105 462 137; AFS Licence Number 231130) as the responsible entity of Australand Property Trust (ARSN 106 680 424)
Australand Wholesale Investments Limited (ABN 12 086 673 092; AFS Licence Number 228837) as the responsible entity of Australand Wholesale Property Trust No. 4 (ARSN 108 254 413) and Australand Wholesale Property Trust No. 5 (ARSN 108 254 771)

Important Notices

What is this document?

This document ("Explanatory Memorandum") provides APG Security Holders with details of the Merger Proposal.

This Explanatory Memorandum sets out the legal mechanics of the Merger Proposal, information concerning AWPT4 and AWPT5 as well as an Investigating Accountant's Report on financial information by PricewaterhouseCoopers Securities Limited, an Independent Expert's Report by BDO Corporate Finance Pty Limited and a Tax Report by Greenwoods & Freehills Pty Limited.

Regulatory Information

A copy of this Explanatory Memorandum has been registered by ASIC for the purpose of section 412(6) of the Corporations Act. A copy of this Explanatory Memorandum has also been lodged with ASIC in accordance with section 218 of the Corporations Act. ASIC has been requested to provide a statement in accordance with section 411(17)(b) of the Corporations Act that ASIC has no objection to the Share Scheme. If ASIC provides that statement, then it will be produced to the Court at the Second Court Hearing.

This Explanatory Memorandum is also a product disclosure statement issued by Australand Wholesale Investments Limited (ABN 12 086 673 092; AFS Licence Number 228837) in its capacity as the responsible entity of Australand Wholesale Property Trust No. 4 (ARSN 108 254 413) for the purposes of Part 7.9 of the Corporations Act in respect of the issue of AWPT4 Units under the AWPT4 Merger Proposal.

This Explanatory Memorandum is also a product disclosure statement issued by Australand Wholesale Investments Limited (ABN 12 086 673 092; AFS Licence Number 228837) in its capacity as the responsible entity of Australand Wholesale Property Trust No. 5 (ARSN 108 254 771) for the purposes of Part 7.9 of the Corporations Act in respect of the issue of AWPT5 Units under the AWPT5 Merger Proposal.

The product disclosure statement is dated 18 August 2005 and was lodged with ASIC on that date.

A copy of this Explanatory Memorandum has been provided to ASX. Within seven days after the date of this Explanatory Memorandum an application will be made by AWIL (as the responsible entity of AWPT4 and AWPT5) for the admission of AWPT4 and AWPT5 to the ASX official list and SGX-ST official list as a stapled entity with Australand and Australand Property Trust and for official quotation of AWPT4 Units and AWPT5 Units as jointly quoted stapled securities with Australand Shares and APT Units. The fact that ASX and SGX-ST may admit AWPT4 and AWPT5 to the official lists of ASX and SGX-ST (as applicable) is not to be taken in any way as an indication of the merits of AWPT4, AWPT5, Australand Property Group or the Merger Proposal.

None of ASIC, ASX, SGX-ST and their respective officers takes any responsibility for the contents of this Explanatory Memorandum.

Notice to APG Security Holders in New Zealand

The securities being offered under this Explanatory Memorandum are offered in New Zealand under the Securities Act (Overseas Companies) Exemption Notice 2002. This Explanatory Memorandum is not a prospectus or investment statement under New Zealand law and may not contain all the information that a prospectus or investment statement under New Zealand law is required to contain.

Notice to APG Security Holders in Singapore

There is, for the purpose of Singapore law, no offering of any AWPT4 Units or AWPT5 Units or, as the case may be stapled securities in Australand Property Group under the Merger Proposal (collectively, the "Securities") and you should not take the Merger Proposal or this Explanatory Memorandum to be an offer of, or an invitation to purchase, any of the Securities for the purposes of Singapore law. This Explanatory Memorandum does not constitute a prospectus under Singapore law and accordingly this Explanatory Memorandum has not been lodged or registered with the Monetary Authority of Singapore.

Notice to APG Security Holders in Hong Kong

This Explanatory Memorandum is not a prospectus within the meaning of the Hong Kong Companies Ordinance nor is it an advertisement, invitation or document subject to section 103(1) of the Hong Kong Securities and Futures Ordinance.

No investment advice

The information outlined in this Explanatory Memorandum does not take into account the investment objectives, financial situation and particular needs of any APG Security Holder. It is important that you read the entire document before making any decision concerning your investment in the Australand Property Group. In particular, in considering the prospects of Australand Property Group, AWPT4 and AWPT5, it is important for you to consider the risk factors that could affect the financial performance of Australand Property Group. You should carefully consider these factors in light of your particular investment objectives, financial circumstances and investment needs (including financial and taxation issues). If you are in any doubt, consult your investment or other professional adviser before deciding how to vote on the Merger Proposal.

Responsibility statement

In this Explanatory Memorandum:

a) the information concerning Australand Property Group and the intentions, views and opinions of Australand, Australand Property Limited and their directors ("APG Information") has been prepared by Australand, Australand Property Limited and their directors and are the responsibility of Australand or Australand Property Limited as the responsible entity of Australand Property Trust (as applicable). None of AWIL or its directors or officers assume any responsibility for the accuracy or completeness of the APG Information;

b) the information concerning AWPT4 and AWPT5 and the intentions, views and opinions of AWIL and its directors ("AWIL Information") has been prepared by AWIL and its directors and are the responsibility of AWIL as the responsible entity of AWPT4 or AWPT5 (as applicable). None of Australand, Australand Property Limited or their respective directors or officers assume responsibility for the accuracy or completeness of the AWIL Information;

c) PricewaterhouseCoopers Securities Limited has prepared the Investigating Accountant's Report (as set out in section 5 of this Explanatory Memorandum) and takes responsibility for that report;

d) BDO Corporate Finance Pty Limited has prepared the Independent Expert's Report (as set out in section 7 of this Explanatory Memorandum) and takes responsibility for that report;

e) Greenwoods & Freehills Pty Limited has prepared the Tax Report (as set out in section 8 of this Explanatory Memorandum) and takes responsibility for that report;

f) each of Savills (NSW) Pty Limited and Urbis JHD Pty Limited have prepared their respective Valuation Reports (as set out in sections 9.2 and 10.2 (as applicable) of this Explanatory Memorandum) and take responsibility for their respective reports; and

g) each of PricewaterhouseCoopers Securities Limited and BDO Corporate Finance Pty Limited, as AFS Licensees, are liable for the content of the Financial Services Guide accompanying their respective expert reports.

Forward looking statements

This Explanatory Memorandum includes forward looking statements based on the current expectations of Australand, Australand Property Limited and AWIL about future events. The prospective information is, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such prospective information. Factors which may affect future financial performance include those risks identified in section 6 of this Explanatory Memorandum, the assumptions not proving correct and other matters not currently known to, or considered material by, Australand, Australand Property Limited or AWIL (as applicable).

Statements of intent in relation to future events should not be taken to be a forecast or prediction that those events will occur. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and deviations are both normal and to be expected. None of Australand, Australand Property Limited, AWIL or their respective officers or any person named in this Explanatory Memorandum or involved in the preparation of this Explanatory Memorandum makes any representation or warranty (either expressed or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expected or implied in any forward looking statement. Accordingly, you are cautioned not to place undue reliance on those statements.

The forward looking statements in this Explanatory Memorandum reflect views held by Australand, Australand Property Limited or AWIL (as applicable) only as at the date of this Explanatory Memorandum.

Privacy

Australand, Australand Property Limited and AWIL may collect personal information in the process of implementing the Merger Proposal. Such information may include the name, contact details and security holdings of APG Security Holders and the name of persons appointed by those persons to act as a proxy, corporate representative or attorney at the meetings to be held to vote on the Merger Proposal. The primary purpose of the collection of personal information is to assist Australand, Australand Property Limited and AWIL to conduct these meetings and implement the Merger Proposal if and to the extent approved. Personal information of the type described above may be disclosed to the Registrar, print and mail service providers, authorised securities brokers and related bodies corporate of Australand. APG Security Holders have certain rights to access personal information that has been collected. APG Security Holders should contact the Registrar in the first instance if they wish to access their personal information. APG Security Holders who appoint a named person to act as their proxy, corporate representative or attorney should ensure that they inform that person of these matters.

Currency

All values are expressed in Australian currency unless denominated otherwise.

Glossary

The definitions of all capitalised terms are set out in the Glossary in section 13.

AUSTRALAND AUSTRALAND PROPERTY LIMITED

Chairman's letter

18 August 2005

Dear Australand Property Group Security Holder

The boards of Australand Holdings Limited and Australand Property Limited as the responsible entity of Australand Property Trust ("APG Directors"), are pleased to provide you with details of Australand Property Group's proposal to merge with Australand Wholesale Property Trust No.4 ("AWPT4") and Australand Wholesale Property Trust No.5 ("AWPT5") ("Merger Proposal"). This involves stapling the existing shares in Australand Holdings Limited and units in Australand Property Trust to new units in AWPT4 and AWPT5.

AWPT4 and AWPT5 together hold a portfolio of 13 quality office and industrial properties located in New South Wales, Victoria, Queensland and South Australia. The combined portfolio:

- has been independently valued as at 30 June 2005 at approximately $393 million, which represents a weighted average capitalisation rate of 7.34% and weighted average passing yield of 7.59% per annum; and
- is well let, with a weighted average lease expiry of 8.9 years as at 30 June 2005.

The implementation of the Merger Proposal will not require Australand Property Group Security Holders to make any payment. They will receive a special fully franked dividend from Australand Holdings Limited and a capital distribution from Australand Property Trust which will be compulsorily applied on their behalf to subscribe for new units in AWPT4 and AWPT5 should the Merger Proposal be implemented.

The existing units in AWPT4 and AWPT5 not already owned by Australand Property Group entities will be redeemed for cash.

This Merger Proposal represents the next important step towards the achievement of Australand Property Group's major strategic objective of increasing the level of recurrent investment property income so as to be greater than development income by 2007 and increasing to 65% of total Australand Property Group earnings in the medium term. To date, Australand Property Trust has acquired Australand Wholesale Property Trust and Australand Wholesale Property Trust No.2 in November 2003 and Australand Wholesale Property Trust No.3 in May 2004.

Please read the Explanatory Memorandum in its entirety so that you can assess the merits of the Merger Proposal. The APG Directors believe that the Merger Proposal in relation to each of AWPT4 and AWPT5 is in the best interests of Australand Property Group Security Holders and recommend you vote in favour of all the resolutions at the Security Holder Meetings. BDO Corporate Finance Pty Limited, the Independent Expert, has concluded that the Merger Proposal in relation to each of AWPT4 and AWPT5 is fair and reasonable and in the best interests of Australand Property Group Security Holders.

Yours faithfully

Tham Kui Seng
Chairman

AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696)
AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137; AFS LICENCE NO. 231130)
AS THE RESPONSIBLE ENTITY OF AUSTRALAND PROPERTY TRUST (ARSN 106 680 424)

LEVEL 3, 1C HOMEBUSH BAY DRIVE, RHODES NSW 2138

www.australand.com.au

WHAT IS THE MERGER PROPOSAL?

The Merger Proposal involves the merger of Australand and Australand Property Trust with AWPT4 and AWPT5. The Merger Proposal has four key elements:

1. **Merger Distributions:**
   APG Security Holders will receive a special fully franked dividend from Australand and a capital distribution from Australand Property Trust.
2. **Acquisition of AWPT4 and AWPT5 Units:**
   Each APG Security Holder will have their Merger Distribution compulsorily applied to acquire one AWPT4 Unit and one AWPT5 Unit for each APG Stapled Security held which will then be stapled to form New Stapled Securities.
3. **Redemption of existing AWPT4 and AWPT5 Units:**
   All existing AWPT4 Units and AWPT5 Units (other than those held by entities in Australand Property Group) will be redeemed for cash.
4. **Quotation of New Stapled Securities:**
   AWPT4 and AWPT5 will each be admitted to the official list of ASX and SGX-ST jointly with Australand and Australand Property Trust. New Stapled Securities will then be jointly quoted and traded on ASX and SGX-ST.

The Merger Proposal may proceed in respect of both or one only of AWPT4 or AWPT5, depending on the approvals obtained.

Pre Merger Proposal Structure


APG Security Holders
AWPT4 Unitholders
AWPT5 Unitholders
Australand Property Group
SHARE
+
UNIT
UNIT
UNIT
Australand Holdings Limited
stapled
Australand Property Trust
AWPT4
AWPT5

Post Merger Proposal Structure (Assuming Fully Implemented)


APG Security Holders
AWPT4 Unitholders
AWPT5 Unitholders
Australand Property Group
SHARE
+
UNIT
+
UNIT
+
UNIT
Australand Holdings Limited
stapled
Australand Property Trust
stapled
AWPT4
stapled
AWPT5
$
$

WHAT APPROVALS ARE REQUIRED?

The Merger Proposal comprises the AWPT4 Merger Proposal and the AWPT5 Merger Proposal.
The AWPT4 Merger Proposal requires approval by APG Security Holders and AWPT4 Unitholders.
The AWPT5 Merger Proposal requires approval by APG Security Holders and AWPT5 Unitholders.
The Merger Proposal also requires approval of the Supreme Court of New South Wales.

IMPORTANT DATES

25 September 2005	Latest date for lodgement of proxies (at least 48 hours before the Security Holder Meetings)
27 September 2005	Security Holder Meetings
29 September 2005	Second Court Hearing
30 September 2005	Record date for APG September quarter distribution
5 October 2005	AWPT4 and AWPT5 admitted to the ASX and SGX-ST official lists
5 October 2005	Deferred settlement trading in New Stapled Securities commences (on ex entitlement basis)
11 October 2005	Record date for implementation of Merger Proposal
12 October 2005	Merger Proposal implementation
18 October 2005	Holding statements despatched for New Stapled Securities
19 October 2005	Trading in New Stapled Securities on normal T+3 basis commences

All dates following the date of the Security Holder Meetings are indicative only and are subject to the Court approval process, ASX and SGX-ST approval and the satisfaction of the conditions precedent to the implementation of the Merger Proposal. Any change to this timetable will be notified to ASX and SGX-ST and posted on Australand Property Group's website at www.australand.com.au

STEP 1 – READ

Read this Explanatory Memorandum and Notices of Meeting

This Explanatory Memorandum sets out the Merger Proposal.

This information is important.

You should read this document carefully and, if necessary, seek your own independent advice on any aspects about which you are not certain.

The Notices of Meeting are set out in Appendix E of this document.

STEP 2 – VOTE

Vote on the resolutions

The Security Holder Meetings are scheduled for 27 September 2005 and will be held at:

Treasury Room, InterContinental Sydney, 117 Macquarie Street, Sydney, NSW commencing at 10:00am (Sydney time).

You can vote on the resolutions either by attending the Security Holder Meetings or by completing and returning the Proxy Forms accompanying this Explanatory Memorandum.

Proxy Forms must be received at least 48 hours before the commencement of the Security Holder Meetings.

For details on how to complete and lodge the Proxy Forms, please refer to the instructions on the enclosed Proxy Forms.

Contents

82 - 4507


SECTION
1

Details of the Merger Proposal

1. Details of the Merger Proposal

1.1 OVERVIEW

The Merger Proposal involves the merger of APG with AWPT4 and AWPT5 by stapling the existing Australand Shares and APT Units held as APG Stapled Securities by APG Security Holders to new AWPT4 Units and AWPT5 Units issued to APG Security Holders. The implementation of the Merger Proposal involves four key steps:

1. **Merger Distributions:**
   APG Security Holders will receive a Merger Distribution of $0.21151 per APG Stapled Security comprising a special fully franked dividend from Australand in the amount of $0.01 per Australand Share held and a capital distribution from Australand Property Trust in the amount of $0.20151 per APT Unit held.
2. **Acquisition of AWPT4 Units and AWPT5 Units:**
   Each APG Security Holder will have their Merger Distribution of $0.21151 per APG Stapled Security compulsorily applied to acquire one AWPT4 Unit for $0.14746 and one AWPT5 Unit for $0.06405 for each APG Stapled Security held which will then be stapled to existing APG Stapled Securities to form New Stapled Securities.
3. **Redemption of existing AWPT4 Units and AWPT5 Units:**
   All existing AWPT4 Units and AWPT5 Units (other than those held by entities in the Australand Property Group and the units issued to APG Security Holders in step 2 above) will be redeemed for cash.
4. **Quotation of New Stapled Securities:**
   AWPT4 and AWPT5 will each be admitted to the official list of ASX and SGX-ST jointly with Australand and Australand Property Trust. New Stapled Securities will then be jointly quoted and traded on ASX and SGX-ST.

The Merger Proposal may proceed in respect of both or one only of AWPT4 or AWPT5, depending on the approvals obtained. If the Merger Proposal proceeds in relation to one only of AWPT4 and AWPT5 then the amount of the capital distribution from Australand Property Trust will be reduced accordingly.

The Australand Property Group structure assuming the Merger Proposal is fully implemented will be as follows:

Australand Property Group Structure (Post Merger Proposal assuming fully implemented)


APG Security Holders
Australand Property Group
SHARE
+
UNIT
+
UNIT
+
UNIT
Australand Holdings Limited
stapled
Australand Property Trust
stapled
AWPT4
stapled
AWPT5

1.2 AWPT4 MERGER PROPOSAL

AWPT4's property portfolio comprises interests in four premium commercial and industrial properties located in Sydney and Melbourne. The properties were independently valued as at 30 June 2005 at $265.4 million, which represents a weighted average capitalisation rate of 7.11%. AWPT4 holds a 50% stake in the Freshwater Place Office Tower, a premium commercial office tower located at Freshwater Place on Melbourne's Southbank (the remaining 50% is owned by Commonwealth Property Office Fund). Approximately 67% (by value) of the portfolio is office premises and the remaining 33% are industrial facilities. The portfolio is well let, with a weighted average lease expiry of 9.1 years as at 30 June 2005. Major tenants in the portfolio include PricewaterhouseCoopers, Coles Myer and Qantas.

The AWPT4 Units issued to APG Security Holders will be issued at a price of $0.14746 per AWPT4 Unit. APG Security Holders will receive these AWPT4 Units through application of the Merger Distribution.

The consideration payable to existing AWPT4 Unitholders for the redemption of each AWPT4 Unit has been determined on the following basis:

- the audited net tangible asset value of AWPT4 as at 30 June 2005; plus
- an implied 3% per annum increase in the gross value of the property assets of AWPT4 from 30 June 2005 to reflect the expected asset value growth from 1 July 2005 to 30 September 2005; plus
- a 4% premium to the sum of the above two amounts. This 4% premium is the premium applicable under the exit strategies contemplated by the AWPT4 Offering Document; plus
- an amount representing the forecast distribution being foregone by existing AWPT4 Unitholders for the period from 1 July 2005 to 30 September 2005; less
- an amount calculated as if AWIL received 50% of the performance management fee to which it is entitled under the AWPT4 Constitution.

The redemption price also includes an additional amount calculated on a daily basis as the continued asset growth at the rate of 3% per annum and forecast distributions forgone by AWPT4 Unitholders being redeemed for the period on and from 1 October 2005 to but excluding the date on which the redemption cheque is dispatched to AWPT4 Unitholders.

The Merger Proposal also involves the initial subdivision of the existing AWPT4 Units so that the number of AWPT4 Units not held by Australand Property Group entities equals the number of APG Stapled Securities (subject to rounding). On the basis of the current number of APG Stapled Securities on issue, each AWPT4 Unit would be subdivided into approximately 7.98710 AWPT4 Units.

The issue price of AWPT4 Units to be issued to APG Security Holders was calculated to be equal to the redemption price of a subdivided AWPT4 Unit payable to existing AWPT4 Unitholders (determined on the basis described above, assuming the redemption occurs on 1 October 2005 and no further APG Stapled Securities are issued prior to the implementation of the Merger Proposal).

The total consideration payable for the redemption of the approximately 93.4% AWPT4 Units not currently held by Australand Property Group entities is approximately $128.7 million.

1.3 AWPT5 MERGER PROPOSAL

AWPT5's property portfolio comprises interests in nine premium quality industrial properties located in New South Wales, Victoria, Queensland and one in South Australia. The properties were independently valued at $127.5 million, which represents a weighted average capitalisation rate of 7.84%. The portfolio is well let, with a weighted average lease expiry of 8.6 years as at 30 June 2005. Major tenants in the portfolio include LG Electronics, JR Haulage (trading as "SWADS"), Laminex, and INC Corporation.

The AWPT5 Units issued to APG Security Holders will be issued at a price of $0.06405 per AWPT5 Unit. APG Security Holders will receive these AWPT5 Units through application of the Merger Distribution.

The consideration payable to AWPT5 Unitholders for the redemption of each AWPT5 Unit has been determined on the following basis:

- the audited net tangible asset value of AWPT5 as at 30 June 2005; plus
- an implied 3% per annum increase in the gross value of the property assets of AWPT5 from 30 June 2005 to reflect the expected asset value growth from 1 July 2005 to 30 September 2005; plus
- a 4% premium to the sum of the above two amounts. This 4% premium is the premium applicable under the exit strategies contemplated by the AWPT5 Offering Document; plus
- an amount representing the forecast distribution being foregone by existing AWPT5 Unitholders for the period from 1 July 2005 to 30 September 2005; less
- an amount calculated as if AWIL received 50% of the performance management fee to which it is entitled under the AWPT5 Constitution.

The redemption price also includes an additional amount calculated on a daily basis as the continued asset growth at the rate of 3% per annum and forecast distributions forgone by AWPT5 Unitholders being redeemed for the period on and from 1 October 2005 to but excluding the date on which the redemption cheque is dispatched to AWPT5 Unitholders.

The Merger Proposal also involves the initial subdivision of the existing AWPT5 Units so that the number of AWPT5 Units not held by Australand Property Group entities equals the number of APG Stapled Securities (subject to rounding). On the basis of the current number of APG Stapled Securities on issue, each AWPT5 Unit would be subdivided into approximately 19.39712 AWPT5 Units.

The issue price of AWPT5 Units to be issued to APG Security Holders was calculated to be equal to the redemption price of a subdivided AWPT5 Unit payable to existing AWPT5 Unitholders (determined on the basis described above, assuming the redemption occurs on 1 October 2005 and no further APG Stapled Securities are issued prior to the implementation of the Merger Proposal).

The total consideration payable for the redemption of the 90% of AWPT5 Units not currently held by Australand Property Group entities is approximately $55.9 million.

1.4 FUNDING THE MERGER PROPOSAL

If the Merger Proposal is fully implemented, the Merger Distribution will total approximately $184.6 million, being the Australand special dividend of approximately $8.7 million and the Australand Property Trust capital distribution of approximately $175.9 million. If the Merger Proposal is implemented only in respect of AWPT4 then the Merger Distribution would total approximately $128.7 million. If the Merger Proposal is implemented only in respect of AWPT5 then the Merger Distribution would total approximately $55.9 million.

The Australand special dividend will be funded by Australand from existing cash reserves and debt facilities. The funding required for the Australand Property Trust capital distribution will come either from a new debt facility made available by Westpac Banking Corporation or the proceeds of the current offer of hybrid equity securities being undertaken by Australand Property Group, combined with the use of existing debt facilities. Australand Property Group had approximately $92.685 million available in bank loans and financial guarantee lines of credit as at 30 June 2005.

Australand Property Group is currently undertaking an offer of hybrid equity securities, known as Australand Subordinated Step-up Exchangeable Trust Securities ("ASSETS"). ASSETS offer preferred, non-cumulative, floating rate distributions payable quarterly. The Merger Proposal is not conditional on the issue of the ASSETS. Accordingly, Australand Property Group has arranged a new debt facility provided by Westpac Banking Corporation. This facility is for a term to 31 March 2006 and is expected to be refinanced within that period through an issue of commercial mortgaged backed securities ("CMBS") which Westpac has been appointed to arrange. If the Merger Proposal is fully implemented, the Westpac debt facility will be secured over the properties in AWPT4 and AWPT5 and will be available for $340 million. If the Merger Proposal is implemented only in respect of AWPT4, then the facility will be secured over the properties of AWPT4 and will be for $230 million. If the Merger Proposal is implemented only in respect of AWPT5, the facility will be secured over the properties of AWPT5 and will be for $110 million. The Westpac debt facility is described in more detail in section 12.11.1.

If the Merger Proposal is funded using the Westpac debt facility then, on implementation of the Merger Proposal, the facility will be drawn down and together with existing debt facilities used to fund both the Australand Property Trust capital distribution and to refinance the existing debt facilities in AWPT4 and/or AWPT5, as the case may be. The outstanding debt in AWPT4 as at 30 June 2005 was approximately $135.6 million and the outstanding debt in AWPT5 as at 30 June 2005 was approximately $67.4 million.

The offer of ASSETS is expected to close and the ASSETS issued prior to the Security Holder Meetings. If the Merger Proposal is funded primarily from the ASSETS issue then the Westpac debt facility will be partially utilised to refinance the existing debt in AWPT4 and/or AWPT5, as the case may be. The issue of ASSETS is expected to raise a total of $275 million, with 65% payable on issue and the balance payable on 31 March 2006 (subject to a one off extension by the issuer of up to 6 months). If the ASSETS issue is completed, the gross funds received from the first instalment will be approximately $179 million. See section 12.11.2 for more details on the ASSETS issue.

1.5 THE AUSTRALAND PROPERTY GROUP POST MERGER

It is expected that Australand and each Responsible Entity will have:

- common directors – it is intended to appoint the APG Directors to the board of AWIL on the Implementation Date and for the existing AWIL Independent Directors to resign as directors of AWIL when the redemption proceeds are despatched to AWPT4 Unitholders and AWPT5 Unitholders; and
- common business objectives – this will be facilitated by Australand and each Responsible Entity entering into the Stapling Deed.

Australand Property Group will be operated essentially as a single economic entity with two core businesses:

- property development undertaken by Australand; and
- property investment undertaken by.Australand Property Trust, AWPT4 and AWPT5.

On completion of the Merger Proposal, each APG Security Holder will hold New Stapled Securities, each comprising one Australand Share, one APT Unit together with one AWPT4 Unit and/or one AWPT5 Unit. New Stapled Securities will be quoted and traded as one security on ASX and SGX-ST under the ASX code "ALZ" and will not be able to be traded separately.

If the Merger Proposal proceeds in respect of only one of AWPT4 or AWPT5, then Australand Property Group currently intends to seek that Australand Property Limited be appointed as the responsible entity of the trust to be merged with Australand Property Group, leaving AWIL as the responsible entity of the trust which is not to be merged with Australand Property Group. In this case it is not intended to change the board of AWIL.

1.6 HOW WILL STAPLING WORK?

If the Merger Proposal is approved, the existing stapling arrangements for Australand Property Group will be extended to apply to AWPT4 and/or AWPT5. Once the APG Stapled Securities, AWPT4 Units and/or AWPT5 Units have been stapled, they will trade as a combined security on ASX and SGX-ST and will not be able to be traded separately.

From the point of view of holders of New Stapled Securities, in many respects Australand Property Group will operate like a single entity. Specifically:

- New Stapled Securities will trade together on ASX and SGX-ST;
- APG Security Holders will receive combined reports from Australand Property Group;
- APG Security Holders will receive one combined dividend and distributions payment each quarter; and
- the boards of Australand and each Responsible Entity will have common directors.

1.7 FOREIGN SECURITY HOLDERS

Restrictions in many foreign countries make it impractical or unlawful to issue securities to persons in those countries. AWIL, as the responsible entity of AWPT4 and AWPT5, is not obliged to issue units under the Merger Proposal to any APG Security Holder who is a resident of a jurisdiction other than Australia, Singapore, New Zealand or other Complying Jurisdictions.

Under the Merger Proposal, each APG Security Holder resident of a jurisdiction other than Australia, Singapore, New Zealand and any other Complying Jurisdiction will have their existing APG Stapled Securities transferred to the Cashout Bank who will be issued the relevant AWPT4 Units and AWPT5 Units in respect of those APG Stapled Securities. The Cashout Bank must then sell the resulting New Stapled Securities on ASX and account to the Foreign Security Holder for the proceeds of the sale under the Foreign Cashout arrangements (see section 12.10 of this Explanatory Memorandum).

1.8 OPTIONHOLDERS

The arrangements with respect to the APG Options will be amended so that on exercise an Optionholder will receive New Stapled Securities. *Australand Property Trust will procure that AWPT4 and /or AWPT5 Units are issued to Optionholders. The exercise price for* APG Options will not change under the Merger Proposal, currently $1.57 per APG Stapled Security.

If an APG Option is exercised at any time prior to the date of the Security Holder Meetings, an Optionholder will receive APG Stapled Securities. If an APG Option is exercised on or after that date, and the Merger Proposal proceeds, an Optionholder will receive New Stapled Securities.

1.9 WHAT HAPPENS IF ALL THE APPROVALS ARE NOT OBTAINED?

There are four potential outcomes of the Merger Proposal, depending on the approvals obtained.

1. **Both the AWPT4 Merger Proposal and the AWPT5 Merger Proposal are approved**

   This requires the Merger Proposal to be approved by APG Security Holders, the AWPT4 Merger Proposal to be approved by AWPT4 Unitholders and the AWPT5 Merger Proposal to be approved by AWPT5 Unitholders.

   In this case, subject to the other conditions of the Merger Proposal being satisfied, the Merger Proposal in respect of both AWPT4 and AWPT5 will be implemented.

2. **Only the AWPT4 Merger Proposal is approved**

   This requires the Merger Proposal to be approved by APG Security Holders and the AWPT4 Merger Proposal to be approved by AWPT4 Unitholders but the AWPT5 Merger Proposal not to be approved by AWPT5 Unitholders.

   In this case, subject to the other conditions of the AWPT4 Merger Proposal being satisfied, only the AWPT4 Merger Proposal will be implemented.

3. **Only the AWPT 5 Merger Proposal is approved**

   This requires the Merger Proposal to be approved by APG Security Holders and the AWPT5 Merger Proposal to be approved by AWPT5 Unitholders but the AWPT4 Merger Proposal not to be approved by AWPT 4 Unitholders.

   In this case, subject to the other conditions of the AWPT5 Merger Proposal being satisfied, only the AWPT5 Merger Proposal will be implemented.

4. **Neither the AWPT4 Merger Proposal or the AWPT5 Merger Proposal is approved**
   This requires either the APG Security Holders not to approve the Merger Proposal or both AWPT4 Unitholders not to approve the AWPT4 Merger Proposal and AWPT5 Unitholders not to approve the AWPT5 Merger Proposal.

   In this case the Merger Proposal will not be implemented and each of APG, AWPT4 and AWPT5 will continue as presently constituted.

   The Merger Proposal will not proceed if the Court does not approve the Share Scheme.

1.10 RECOMMENDATIONS AND OPINIONS

Director recommendations

Each APG Director recommends that you vote in favour of the Merger Proposal.

Each APG Director holding APG Stapled Securities intends to vote in favour of the Merger Proposal.

Each APG Director has considered the benefits of, arguments against, and other considerations in relation to the Merger Proposal, and believes that the Merger Proposal in respect of each of AWPT4 and AWPT5 is in the best interests of APG Security Holders.

Independent Expert Opinion

BDO Corporate Finance Pty Limited has prepared an Independent Expert's Report for APG Security Holders. This report is set out in section 7 of this Explanatory Memorandum.

BDO Corporate Finance Pty Limited has concluded that the Merger Proposal in respect of each of AWPT4 and AWPT5 is fair and reasonable and in the best interests of APG Security Holders.


SECTION
2.

Evaluation of the Merger Proposal

2. Evaluation of the Merger Proposal

The APG Directors consider that the Merger Proposal is in the best interests of APG Security Holders. Set out below are the factors considered in coming to that conclusion, including benefits in favour and arguments against the Merger Proposal and other considerations in relation to the Merger Proposal.

2.1 BENEFITS TO APG SECURITY HOLDERS

2.1.1 Further diversification of income

Since 2003, the strategy of Australand Property Group has been to reduce Australand Property Group's dependence on residential development profits by increasing the level of recurrent investment property income so as to be greater than development income by 2007 and increasing to 65% of total Australand Property Group earnings in the medium term.

The Merger Proposal will add another approximately $393 million of high quality investment properties generating recurrent investment property income and is an important part in enabling Australand Property Group to achieve its strategy.

2.1.2 Increased earnings per APG Stapled Security

The Merger Proposal is expected to result in an increase in the pro forma earnings per APG Stapled Security of 0.2 cents in the three month period from 1 October 2005 to 31 December 2005 and 0.6 cents in the financial year ending 31 December 2006 assuming the Australand special dividend and the APT capital distribution are debt funded. See section 4.4 for more details concerning the financial impact of the Merger Proposal on Australand Property Group pro forma earnings. If the offer of ASSETS is successful, then the Merger Proposal expected increase in pro forma earnings per APG Stapled Security instead will be 0.1 cents in the three month period from 1 October 2005 to 31 December 2005 and 0.2 cents in the financial year ending 31 December 2006 (see section 2.3.1).

2.1.3 Lower cost of capital

As the property investment earnings of Australand Property Group continue to grow relative to Australand Property Group development earnings, it is reasonable to expect that the cost of capital for Australand Property Group should further decrease over time, providing Australand Property Group with more competitive capital sources to fund future business growth. The cost of capital benefits are expected to result from:

- the potential equity price re-rating discussed below; and
- a reduction in the cost of debt funding due to:
  - reduced potential earnings volatility; and
  - the ability to secure lower cost debt financing against the investment grade assets of Australand Property Trust, AWPT4 and AWPT5 (which will increase as a proportion of the assets of Australand Property Group) than the cost of funding secured against the development assets of Australand Property Group.

2.1.4 Potential future re-rating

The Merger Proposal will achieve another step towards repositioning Australand Property Group's business so that Australand Property Group can be considered for inclusion in the S&P/ASX 200 Property Trust Index ("LPT Index"). If Australand Property Group is included in the LPT Index, then the APG Directors expect that there will be increased demand for New Stapled Securities from investors who have mandates that include investing in securities included in the LPT Index and from investors who seek to track performance of the LPT Index.

2.1.5 Increased investment property portfolio diversification

The AWPT4 and AWPT5 property portfolios comprise two commercial and 11 industrial properties located in New South Wales, Victoria, Queensland and South Australia. The major tenants include Qantas, PricewaterhouseCoopers, Coles Myer and JR Haulage (trading as "SWADS").

The Merger Proposal will result in the following further portfolio diversification from the current portfolio of Australand Property Trust:

- enhanced geographic diversification of the combined portfolio through a reduced exposure to New South Wales (from 61% to 56%) and an increased exposure to Victoria (from 28% to 34%). The weighting towards the more strongly performing Victorian market and reduction on the dependence on New South Wales is considered by the APG Directors to be favourable at this stage of the economic cycle;
- increased lease expiry profile from 7.5 years to 8.0 years;
- enhanced tenancy diversification with a broader tenancy base with greater exposure to ASX listed tenants will reduce the reliance on income from any one tenant; and
- exposure to an investment in a premium grade office building.

2.1.6 Management focus

The merger with AWPT4 and AWPT5 will result in Australand Property Group no longer having any property investment assets or funds managed by Australand Property Group for wholesale investors. This will assist Australand Property Group to manage its relationship with its major tenants and clients in the interests of APG Security Holders without having to have regard to the interests of external wholesale investors.

2.2 ARGUMENTS AGAINST THE MERGER PROPOSAL

2.2.1 Increased gearing

Australand Property Group had gearing (net interest bearing liabilities divided by tangible asset (cash adjusted)) at 30 June 2005 of 33.0%. On the basis the Merger Proposal is entirely debt funded, the pro forma gearing of Australand Property Group as at 30 June 2005 would have been 42.8%. If the Merger Proposal is primarily funded from the first instalment of the proposed issue of ASSETS, then the pro forma gearing of Australand Property Group as at 30 June 2005 would have been 34.8%. Increased gearing will increase investors' financial exposure to changes in the performance of Australand Property Group and reduce future funding flexibility.

2.2.2 Potential adverse tax consequences

For some APG Security Holders, there may be future adverse tax consequences from the Merger Proposal.

The Merger Proposal may also give rise to adverse tax consequences to APG Security Holders in foreign jurisdictions under the taxation laws of those foreign jurisdictions. Foreign APG Security Holders should seek their own advice about the consequences of the Merger Proposal under local taxation laws.

Further details of the general Australian taxation implications of the Merger Proposal are set out in the taxation report in section 8 of this Explanatory Memorandum.

2.2.3 Further change in nature of earnings

The Merger Proposal will further reposition Australand Property Group from a higher potential growth property development business to an income producing property ownership group with lower earnings growth profile (commensurate with a lower risk profile).

2.2.4 Complexity of group structure

The Merger Proposal will result in Australand Property Group comprising the securities of one company and three trusts being stapled together and four entities being listed on ASX and SGX-ST, rather than as present, the securities of one company being stapled to the securities of one trust, with only two entities being listed on ASX and SGX-ST. This new structure is more complex and will involve increased costs of compliance and administration.

2.3 OTHER CONSIDERATIONS

2.3.1 Impact of hybrid capital raising (ASSETS)

If the offer of ASSETS is successful, then the net proceeds from the first instalment payable on issue of ASSETS of approximately $174 million will be available to Australand Property Group prior to the implementation of the Merger Proposal. The effect of the issue of ASSETS on the key benefits and disadvantages include:

- pro forma gearing as at 30 June 2005 would reduce to 34.8%; and
- expected increase in pro forma earnings per APG Stapled Security instead will be 0.1 cents in the three month period from 1 October 2005 to 31 December 2005 and 0.2 cents in the financial year ending 31 December 2006.

2.3.2 Impact if only AWPT4 Merger Proposal or AWPT5 Merger Proposal proceeds

It is possible that the Merger Proposal may proceed only in respect of one of AWPT4 or AWPT5. In this case, the benefits set out in 2.1 above may not be fully realised. See section 4.13 for the financial sensitivity analysis for proceeding with one only of the AWPT4 Merger Proposal or the AWPT5 Merger Proposal.

2.3.3 Risk factors

The conditions precedent and the termination events in relation to the Merger Proposal are set out in the Implementation Deed and are summarised in section 12.1 of this Explanatory Memorandum. The risks relating to Australand Property Group are set out in section 6 of this Explanatory Memorandum.

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SECTION
3.

Description of Australand Property Group

3. Description of Australand Property Group

3.1 AUSTRALAND PROPERTY GROUP

Australand Property Group is a diversified property group with a market capitalisation of approximately $1.4 billion. Some of Australand Property Group's controlled entities have been involved in residential property development in Australia for almost 80 years. Australand was listed on ASX in June 1997. Australand Property Trust was established in September 2003 and in November 2003 APT Units were listed and stapled to Australand Shares, creating Australand Property Group.

Australand Property Group's activities comprise residential, commercial and industrial property development through Australand and property investment through Australand Property Trust.

Australand Property Group has a solid track record of growth and profitability. Australand Property Group recorded its eighth consecutive profit increase for the year ended 31 December 2004, with revenue from operating activities exceeding $1.2 billion and net profit after tax of $145.1 million.

In the six months to 30 June 2005, Australand Property Group recorded revenue of $913 million and profit after tax and minority interests of $89.8 million.

Australand Property Group is pursuing three clear objectives:

1. to increase recurrent investment property income;
2. to reduce exposure to the apartment sector; and
3. to lower Australand Property Group's risk profile.

A key milestone in achieving the strategy to increase recurrent earnings and reduce Australand Property Group's risk profile was the restructure of Australand Property Group in 2003 to form a stapled group. To date, three unlisted property trusts managed by Australand Property Group (Australand Wholesale Property Trust, Australand Wholesale Property Trust No. 2 and Australand Wholesale Property Trust No. 3) have been acquired by Australand Property Trust.

The aggregate value of Australand Property Group's investment property portfolio at 31 December 2003 was $374 million. This has increased by $296 million to $670 million at 30 June 2005 following the acquisition of Australand Wholesale Property Trust No. 3 in May 2004, the acquisition of an additional three investment properties and investment property revaluations.

Implementation of the Merger Proposal in respect of both AWPT4 and AWPT5 will provide exposure to a further $393 million in investment properties and take Australand Property Group's investment portfolio value to approximately $1.1 billion.

For the half year ended 30 June 2005, Australand Property Trust contributed approximately 50% of Australand Property Group's net profit before tax, eliminations and unallocated expenses of $135.6 million including a gain on revaluation of investment property of $36.2 million.

Net profit before tax for the half year ending 30 June 2005[1]


Property Investment 23%
Residential 39%
Revaluation 27%
Commercial and Industrial 11%

1 Before eliminations and unallocated expenses.

Australand Property Group's strategic objective is to increase the level of recurrent investment property income (before property investment revaluations) to 65% of total earnings of Australand Property Group in the medium term by:

- putting forward the Merger Proposal which, if implemented in respect of both AWPT4 and AWPT5, will result in exposure to a further $393 million in investment grade property;
- utilising the current development pipeline of Commercial and Industrial investment properties;
- future development and third party acquisitions; and
- maintaining the existing capital allocation to development operations, whilst increasing capital allocations to investment property.

3.2 AUSTRALAND HOLDINGS LIMITED

Australand is the property development arm of Australand Property Group comprising two operating divisions:

- Residential; and
- Commercial and Industrial.

3.2.1 Residential division

The Residential division comprises land development, integrated housing and apartment development operations. The Residential division generated gross revenue of $439.4 million and a net profit before tax of $52.3 million for the half year ended 30 June 2005.

The division has an extensive land and housing pipeline with strong geographic diversification across New South Wales, Victoria, Queensland and Western Australia. As part of its restocking strategy, Australand Property Group has committed over $119 million to the acquisition of new land and housing projects over the last six months.

Since the beginning of 2004, Australand has progressively reduced its exposure to the apartment sector and aims to reduce the total amount of capital allocated from $633 million at 31 December 2003 to $270 million by the end of 2006. At the beginning of 2005, the Apartments division was merged with the Land and Housing division to form the Residential division to accelerate the rationalisation of the Apartments division and achieve economies of scale.

The Residential division currently has a pipeline of over 11,000 land and housing lots and 2,000 apartments.

3.2.2 Commercial and Industrial division

The Commercial and Industrial division selectively acquires and develops commercial and industrial development sites. Completed properties are either on-sold to Australand Property Trust or sold to third parties. The division also earns income from the provision of development and marketing services to tenants and investors.

In the half year to June 2005, the division generated a net profit before tax of $15.6 million from the construction and sale of 19 pre-committed commercial and industrial projects and land lots in three industrial estates across Brisbane, Sydney, Melbourne and Adelaide.

Over $125 million in investment properties will be completed for Australand Property Trust in 2005 with a further $95 million in properties currently in the pipeline for 2006.

The division has extensive landbanks across New South Wales, Victoria, Queensland, South Australia and Western Australia. Contracts for the acquisition of an additional 142 hectares of industrial land have been entered into in the past six months. There has been a substantial increase in the division's pre-committed commercial and industrial deal pipeline to over 300,000 square metres.

3.3 AUSTRALAND PROPERTY TRUST

Australand Property Trust generated a net profit of $67.7 million (including investment property revaluation gains) for the half year ended 30 June 2005. Australand Property Trust currently has a portfolio of 27 properties with a weighting by market value of 60% office and 40% industrial. These properties incorporate approximately 360,000 square metres of net lettable area. The portfolio is currently valued at approximately $670 million and is 100% leased. The average lease term of the property portfolio is 7.5 years as at 30 June 2005, weighted by base rent. Major tenants in these buildings include Coles Myer, Commonwealth Government of Australia, Nestlé Australia, TNT, State Government of New South Wales and Cadbury Schweppes.

Australand Property Trust existing portfolio summary

The current property portfolio of Australand Property Trust is set out in the table below.

Commercial	Major Tenant	Valuation $ million[1]
Corporate Satellite Centre, Mulgrave, Victoria	Coles Myer	68.4
Building D, Rhodes Corporate Park, Rhodes, NSW	Nestlé Australia	64.8
Gateway Building, Lee Street, Sydney, NSW	Commonwealth Government	59.0
Coward Street, Mascot, NSW	TNT Australia	49.0
Building B, Rhodes Corporate Park, Rhodes, NSW	National Australia Bank	44.4
Henry Deane Building, Lee Street, Sydney, NSW	NSW Government	39.3
Building C, Rhodes Corporate Park, Rhodes, NSW	Australand	38.1
Building 10, Church Street, Richmond, Victoria	Ansell	27.0
Freshwater Place Carpark, Southbank, Victoria	Australand Car Park Operations	12.9
Sub Total		**402.9**

Property	Major Tenant	Valuation $ million[1]
Industrial		
Greystanes Business Hub, Greystanes, NSW	Cadbury Schweppes	37.1
Greystanes Business Hub, Greystanes, NSW	Consolidated Paper Industries	25.5
Walters Road, Arndell Park, NSW	Exel	24.0
Sharps Road, Tullamarine, Victoria	Laminex Industries	18.8
Platinum Street, Crestmead, Queensland	Stramit Industries	17.5
Stanton Road, Seven Hills, NSW	National Panasonic	15.5
South Park Drive, Dandenong, Victoria	Priceline	15.1
Thackray Road, Port Melbourne, Victoria	Reed Elsevier Australia	14.7
Trade Street, Lytton, Queensland	Berri	14.0
Annandale Road, Tullamarine, Victoria	Willow Ware	13.2
Shettleson Street, Rocklea, Queensland	Amcor Packaging	13.0
Annandale Road, Tullamarine, Victoria	Star Track Express	11.0
Stanton Road, Seven Hills, NSW	ASICS Oceania	10.1
Stradbroke Street, Heathwood, Queensland	B&R Enclosures	9.9
Coghlan Road, Outer Harbour, SA	Southcorp Wines	7.4
Abernethy Road, Forrestfield, WA	Toll Ipec	7.4
Archimedes Place, Murarrie, Queensland	HPA	6.8
Annandale Road, Tullamarine, Victoria	Caterpillar of Australia	6.1
Sub Total		**267.1**
Australand Property Trust portfolio		**670.0**

1. Extracted from the audited financial statements of Australand Property Group for the half year ended 30 June 2005. These amounts have been rounded.

3.4 AWPT4 AND AWPT5

AWPT4 and AWPT5 investment property assets are valued at approximately $393 million. Further information on AWPT4 and AWPT5 is provided below.

AWPT4

AWPT4 was established in June 2003 and the trust's property portfolio comprises interests in four premium commercial and industrial properties located in Sydney and Melbourne. As at 30 June 2005, the properties were valued at $265.4 million.

Property	Major Tenant	Valuation $ million[1]
Freshwater Place Commercial Tower, Southbank, Victoria (50%)	PricewaterhouseCoopers	139.2
Hartley Street, Smeaton Grange, NSW	Coles Myer	52.2
Coward Street, Mascot, NSW	Qantas Airways	39.0
Huntingwood Drive, Huntingwood, NSW	Coles Myer	35.0
Total		**265.4**

1. Extracted from the audited financial statements of AWPT4 for the half year ended 30 June 2005.

Further details of the AWPT4 property portfolio are set out in sections 9.1 to 9.3 of this Explanatory Memorandum.

AWPT5

AWPT5 was established in December 2003 and the trust's property portfolio comprises interests in nine industrial properties located in New South Wales, Victoria, Queensland and South Australia. As at 30 June 2005, the properties were valued at $127.5 million.

Property	Major Tenant	Valuation $ million[1]
Wonderland Drive, Eastern Creek, NSW	LG Electronics Australia	38.1
Wonderland Drive, Eastern Creek, NSW	JR Haulage	25.5
Queensport Road, Murarrie, Queensland	Laminex Group	16.5
South Park Drive, Dandenong, Victoria	INC Corporation	11.4
Bam Wine Court, Dandenong, Victoria	Bam Wines Logistics	10.2
South Centre Road, Tullamarine, Victoria	Trapone Corporation	9.8
Boundary Road, Carole Park, Queensland	Tyre Marketers	8.5
Transport Avenue, Adelaide Airport, SA	LG Electronics Australia	4.4
Viola Place, Brisbane Airport, Queensland	National Australia Bank	3.2
Total		**127.5**

1. Extracted from the audited financial statements of AWPT5 for the half year ended 30 June 2005.

Further details of the AWPT5 property portfolio are set out in sections 10.1 and 10.2 of this Explanatory Memorandum.

3.5 IMPACT OF THE PROPOSED MERGER WITH AWPT4 AND AWPT5 VIA THE MERGER PROPOSAL

If the Merger Proposal is implemented, the combined portfolio of Australand Property Trust, AWPT4 and AWPT5 will comprise 40 properties with a total portfolio value of approximately $1.1 billion. The combined portfolio after implementation of the Merger Proposal will have an average lease term to expiry of 8.0 years as at 30 June 2005.

The earnings of the combined portfolio would be underpinned by a high quality tenancy profile including Coles Myer, Nestlé Australia, PricewaterhouseCoopers, Qantas, National Australia Bank, Australia Post, Laminex and LG Electronics. The top ten tenants of the combined Australand Property Trust, AWPT4 and AWPT5 portfolio would account for approximately 55% of total portfolio income.

Australand Property Trust, AWPT4 and AWPT5 top 10 tenants


Coles Myer
13.1%
Nestlé Australia
7.5%
Commonwealth Government of Australia
5.5%
PricewaterhouseCoopers
5.1%
Australand Property Group
4.8%
Qantas Airways
4.2%
Laminex Group
3.9%
State Government of NSW
3.8%
LG Electronics Australia
3.8%
Cadbury Schweppes
3.6%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
14.0%

The combined portfolio of Australand Property Trust, AWPT4 and AWPT5 will be geographically diverse, with strategic weightings to the growth markets of NSW and Victoria.

Australand Property Trust, AWPT4 and AWPT5 geographic diversification by value

WA 1%
VIC 34%
NSW 56%
SA 1%
QLD 8%

Australand Property Trust, AWPT4 and AWPT5 sector diversification by value


Industrial
45%
Office
55%

3.6 DISTRIBUTION POLICY

Distributions from Australand Property Group currently comprise distributions from Australand Property Trust as well as dividends from Australand. These distributions are currently paid quarterly.

Australand Property Group's current policy is to distribute 100% of Australand Property Trust's distributable earnings (excluding investment property revaluations) and between 80% and 90% of Australand's profits.

If AWPT4 and AWPT5, or one of them, becomes part of Australand Property Group, the quarterly distribution policy will continue and it is intended that 100% of those trusts' distributable earnings (excluding investment property revaluations) will be distributed.

3.7 GEARING AND INTEREST RATE MANAGEMENT

As at 30 June 2005, 85% of Australand Property Group's debt was fixed or hedged for an average maturity of 5.1 years. It is the current intention of Australand Property Group to maintain hedging over a significant portion of Australand Property Group's interest rate exposure.

If the Merger Proposal is funded entirely by debt facilities, the pro forma Australand Property Group gearing (net interest bearing liabilities divided by tangible assets (cash adjusted)) would have been approximately 43% as at 30 June 2005. If the Merger Proposal is primarily funded from the first instalment of the proposed issue of ASSETS, then the pro forma gearing would reduce to 34.8% as at 30 June 2005. It is the current intention of Australand Property Group to maintain a gearing in the range of 30% to 45% over the medium to long term, however this level may fluctuate from time to time.

3.8 BOARD OF DIRECTORS AND SENIOR MANAGEMENT

3.8.1 Board of Directors

After implementation of the Merger Proposal, Australand, Australand Property Limited and AWIL will have common boards. The majority of the boards, and the Chairman, will be non-executive directors. If the Merger Proposal proceeds in respect of only one of AWPT4 or AWPT5, then Australand Property Group currently intends to seek that Australand Property Limited be appointed as the responsible entity of the trust to be merged with the Australand Property Group, leaving AWIL as the responsible entity of the trust which is not to be merged with Australand Property Group. In this case it is not intended to change the board of AWIL.

Mr Tham Kui Seng, Chairman, Non-Executive Director

Mr Tham is currently the Chief Corporate Officer of CapitalLand Limited and was formerly the Chief Executive Officer of CapitaLand Residential Limited. Prior to that role he was formerly Chief Operating Officer of Pidemco Land Limited, having joined that Company in 1996. Mr Tham holds a Bachelor of Arts (First Class Honours) degree in Engineering Science from Oxford University.

Mr James Glen Service AO, Deputy Chairman, Non-Executive Director

Mr Service is Executive Chairman of JG Service Pty Ltd, a specialist property consulting company. He serves on the board of a number of public and private companies including as Chairman of ACTEW Corporation Ltd, as a director of Challenger Financial Services Group Ltd and as a non-executive director of CapitalMall Property Trust Management Ltd. Mr Service is a Past National President of the Property Council of Australia and continues to be involved in a number of other government, cultural and community organisations. Mr Service is also Chairman of the Board of AWIL, the trustee of AWPT4 and AWPT5.

Mr Brendan Crotty, Managing Director

Mr Crotty has been Chief Executive of Australand Property Group since 1990. He joined Australand (then the Land Division of Hooker Corporation Limited) in 1977 where he held a number of general management positions, before becoming Executive General Manager of the Land and Housing Divisions. Prior to 1977, Mr Crotty held senior positions in a property development company and was a partner in a professional firm of surveyors, town planners and civil engineers. Mr Crotty has formal qualifications in surveying, town planning and business administration and has also completed an advanced general management course at IMEDE, Lausanne, Switzerland.

Mr William John Beerworth, Non-Executive Director

Mr Beerworth is Managing Director of Beerworth & Partners Limited, a corporate advisory firm specialising in strategic consulting, restructures and acquisitions. Mr Beerworth is a solicitor and investment banker and has extensive experience in corporate law and investment banking. He has held a number of senior positions, including director of HSBC Australia Limited, Managing Director of HSBC Australia Corporate Finance Limited, Senior Partner of Mallesons Stephen Jaques and Assistant Secretary of the Commonwealth Attorney-General's Department. Mr Beerworth's formal qualifications include Bachelors degrees in Arts and Law from the University of Sydney, Master of Laws and a Doctor of Juridical Science from the University of Virginia, Master of Commerce from the University of New South Wales and Master of Business Administration from Macquarie Graduate School of Management.

Lt Gen (Ret'd) Winston Choo, Non-Executive Director

From 1974 to 1992 General Choo served as Singapore's Chief of Defence Force. From 1994 to 1997 he served as Singapore's High Commissioner to Australia and concurrently Ambassador to Fiji. General Choo is currently Singapore's non-resident High Commissioner to Papua New Guinea and South Africa. He is Chairman of Rowsley Ltd, FairVision Pte Ltd, Tridex Pte Ltd, Wow Vision Pte Ltd, Singapore Red Cross Society and a member of the Board of Rowsley Capital Pte Ltd, Foodfare Catering Pte Ltd and Rowsley Ventures Pte Ltd. Formal qualifications include a Master of Arts in History at Duke University, USA and completion of the Advanced Management Program at Harvard University.

Mr Ian Farley Hutchinson, Non-Executive Director

Mr Hutchinson has extensive experience in corporate law, having been Senior Partner and Chairman of the National Firm and a Partner of Freehills for 30 years. Mr Hutchinson is Chairman of Global Mining Investments Limited and Hoya Lens Australia Pty Ltd. He is also a director of Zurich Australia Financial Services Limited Group. Mr Hutchinson has also served on advisory and review committees for the Australian Federal Government. Mr Hutchinson holds a Bachelor of Law degree from the University of Sydney.

Mr Kee Teck Koon, Non-Executive Director

Mr Kee has extensive experience in the property sector. He is the Vice Chairman of CapitaLand Retail Ltd and CapitaLand Commercial and Integrated Development Ltd. He is also the Chief Executive Officer of CapitaLand Financial Ltd, which is the manager of two REITs in Singapore, namely CapitaMall Trust (the first listed REIT in Singapore) and CapitaCommercial Trust Management Limited. Mr Kee holds Bachelors (Honours) and Masters degrees in Engineering Science from Oxford University.

Mr Lui Chong Chee, Non-Executive Director

Mr Lui has recently been appointed as the Chief Executive Officer of CapitaLand Residential Limited. Prior to this appointment, he was Chief Financial Officer of CapitaLand Limited. He is also a director of Raffles Holdings Limited. Mr Lui was a Managing Director of Citicorp Investment Bank (Singapore) Limited. Mr Lui holds a Master of Business Administration in Finance and International Economics and a Bachelor of Science degree in Business Administration (magna cum laude) from New York University, USA.

3.8.2 Senior Management

Peter Burke, Executive General Manager, Residential

Mr Burke has over 35 years experience in the real estate and housing industries, with emphasis on management, marketing and sales. He joined Australand Property Group in April 1996 as State Manager, Victoria and in 1997 was appointed General Manager, Victoria – Land & Housing division. In March 2004, Peter was appointed Executive General Manager, Land and Housing division and in February 2005, the Land and Housing and Apartments Divisions were merged and Mr Burke was appointed Executive General Manager Residential heading up the new Division. Prior to joining Australand, from 1991, Mr Burke held the position of General Manager of Executive Homes and for the 10 years prior was the Victorian Housing Manager for AV Jennings. He is a licensed real estate agent and is a member of the Real Estate Institute of Victoria.

John Thomas, Executive General Manager, Commercial and Industrial

Mr Thomas has over 20 years experience across a broad spectrum of the property industry. He had held senior executive positions across three states with leading international real estate groups prior to joining Australand Property Group in 2003 as General Manager – Business Development and Major Projects. In June 2003 he was appointed Executive General Manager, Commercial and Industrial division and brings to the group substantial experience in the analysis, identification and delivery of commercial, industrial, retail and mixed use development and investment opportunities, plus a successful track record of strategic business management. Mr Thomas holds a Bachelor of Applied Science in Property Resource Management, Land Economics and is a member of the Australian Property Institute.

Philip Beale, Executive General Manager, Business Development

Mr Beale joined Australand Property Group in September 1999 and has had extensive commercial and finance experience in a range of business sectors, most notably property, construction, tourism, and agribusiness. He has over 25 years experience in business development and management from both an operational and corporate perspective. His formal qualifications include a Bachelor of Commerce and a Graduate Diploma in Financial Management.

David Craig, Chief Financial Officer

Mr Craig joined Australand Property Group in September 2003 and has over 30 years of experience in financial management, strategy, mergers and acquisitions. Prior to joining Australand, Mr Craig was Global Transition Finance Leader for IBM Corporation following the acquisition of PwC Consulting, where he held the title of Global Chief Financial Officer, based in Philadelphia, USA. Mr Craig's other posts have included Chief Operations Officer for PricewaterhouseCoopers Australasia and Senior Audit Partner for 15 years, specialising in banking, finance and management. Mr. Craig is also a director of the Australian Gas Light Company. Mr Craig's professional qualifications include, Bachelor of Economics, Fellow of the Institute of Chartered Accountants, Australia and Member of the Finance and Treasury Association.

Michael Newsom, General Counsel

Mr Newsom has over 28 years experience in commercial and corporate law, litigation, capital markets, mergers and acquisitions and corporate administration in large publicly listed companies across the property, building materials, petroleum and financial services industries. Mr Newsom joined Australand Property Group in August 2000, prior to which he was Company Secretary and General Counsel of Pioneer International Limited. He holds both a Bachelor of Arts and Bachelor of Law degrees and is a Solicitor of the Supreme Court of NSW and is also admitted to practice in the Federal and High Courts of Australia.

Phil Mackey, Company Secretary

Mr Mackey has over 23 years experience in both commercial and professional services sectors encompassing company secretarial, corporate governance, compliance, risk management, treasury, audit and accounting activities. Company secretarial has been his direction for the past eight years. Mr Mackey joined Australand Property Group in June 2003. He was formerly Assistant Company Secretary of AMP Limited and held various senior management roles with that organisation over an eleven year period. Prior to AMP, Mr Mackey was a senior audit manager with the international accounting firm of Deloitte Touche Tohmatsu. Mr Mackey holds a Bachelor of Business and a Graduate Diploma in Company Secretarial Practice. He is a Fellow of the Institute of Chartered Secretaries Australia, an Associate of the Institute of Chartered Accountants, Australia and a Member of the Australian Institute of Company Directors.

Chris Warrell, General Manager, Human Resources

Mr Warrell brings over 20 years experience across a broad spectrum of Site, Project and General Management responsibilities with companies including Lend Lease and Cathay Pacific. For the past seven years, Mr Warrell has been focusing on Human Resources. Mr Warrell joined Australand Property Group in October 2004, prior to which he was General Manager, Human Resources for Boral Plasterboard. Mr Warrell holds a Bachelor of Engineering (Civil) Honours.

Timothy Collyer, Property Trust Manager

Mr Collyer was appointed Property Trust Manager for the Australand managed trusts in May 2001. Mr Collyer has over 17 years experience in property investment, valuation, advisory and funds management (listed and unlisted property trusts). Mr Collyer holds a Bachelor of Business (Property) and a Graduate Diploma in Applied Finance and Investment and is an Associate of the Australian Property Institute and the Securities Institute of Australia.

3.8.3 Employees

Arrangements with employees of Australand Property Group will be unaffected by the Merger Proposal.


SECTION
4.

Financial Information

4 Financial Information

4.1 INTRODUCTION

This section contains financial information about Australand Property Group and the effect of the Merger Proposal. In addition, this section contains forecast financial information of AWPT4 and AWPT5 on a stand alone basis.

Summary financial information is also presented to illustrate the indicative outcomes in the event that:

- the Merger Proposal proceeds in relation to one only of AWPT4 or AWPT5 (refer to the "Sensitivity analysis" in section 4.13 below); and
- the Merger Proposal is primarily funded from the first instalment of the proposed issue of ASSETS (refer to sections 4.4.3 and 4.5.2 below).

The financial information in this section should be read in conjunction with the assumptions underlying the preparation of forecast and pro forma financial information which are detailed in sections 4.6 to 4.9. The risks to which the respective businesses are subject are set out in section 6 and should be read in conjunction with this section 4.

For the purpose of the financial information contained in this section, the term Australand Property Group refers to Australand Holdings Limited and its subsidiaries and controlled entities, including Australand Property Trust, in accordance with Urgent Issues Group (UIG) Consensus View 1013, Consolidated Financial reports in relation to Pre-Date-of-Transition Stapling Arrangements.

4.1.1 International Financial Reporting Standards

From 1 January 2005, Australand Property Group must comply with the Australian equivalent of International Financial Reporting Standards ("AIFRS") issued by the Australian Accounting Standards Board. Accordingly, the audited historical balance sheet of Australand Property Group has been prepared in accordance with AIFRS as at 30 June 2005.

AWPT4 and AWPT5 are required to comply with AIFRS from 1 July 2005. Accordingly, historical financial information has been prepared in accordance with Australian Accounting Standards as they apply to these entities for the full year ended 30 June 2005. Adjustments have been made to restate these results in accordance with AIFRS which have been reviewed by the Investigating Accountant (refer to section 5).

4.1.2 Historical and pro forma financial information

The following historical and pro forma information is presented by Australand Property Group:

- audited consolidated balance sheet of Australand Property Group as at 30 June 2005, as extracted from the audited financial statements for the half year ended 30 June 2005;
- consolidated balance sheets of AWPT4 and AWPT5 as at 30 June 2005 that have been prepared in accordance with AIFRS and reviewed by the Investigating Accountant; and
- pro forma consolidated balance sheet of Australand Property Group as at 30 June 2005 assuming that the Merger is completed (Pro forma Merger Proposal).

A summary of the principal accounting policies adopted in the preparation of financial statements of Australand Property Group, AWPT4 and AWPT5 is set out in section 4.12 below.

The pro forma consolidated balance sheet has been derived from the audited consolidated balance sheet of Australand Property Group as at 30 June 2005, and the audited statement of financial position of AWPT4 and AWPT5 respectively as at 30 June 2005, together with reviewed adjustments required to restate AWPT4 and AWPT5 results in accordance with AIFRS and the transactions and adjustments required to implement the Merger Proposal.

In addition, summary financial information has been presented to illustrate the impact to the balance sheet in the event the Merger Proposal proceeds in relation to only one of AWPT4 or AWPT5 (refer to the "Sensitivity analysis" in section 4.13 below), and if the Merger Proposal is primarily funded from the first instalment of the proposed issue of ASSETS (Pro forma Merger Proposal + ASSETS) set out in section 4.5.2 below.

4.1.3 Forecast financial information

The following forecast financial information is presented by Australand Property Group:

- forecast incremental impact of the Merger Proposal to the income statement of Australand Property Group for the three months ending 31 December 2005 and year ending 31 December 2006.

Summary financial information has also been presented to illustrate the impact to the forecast incremental income statement in the event the Merger Proposal proceeds in relation to one only of AWPT4 or AWPT5 (refer to the "Sensitivity analysis" in section 4.13 below), and if the Merger Proposal is primarily funded from the first instalment of the proposed issue of ASSETS (refer to section 4.4.3 below).

In addition, the AWIL Directors have prepared standalone forecasts for each of AWPT4 and AWPT5 for incorporation into this Explanatory Memorandum. The following forecast information is presented:

- forecast consolidated income statement of AWPT4 for the three months ending 31 December 2005 and year ending 31 December 2006; and
- forecast consolidated income statement of AWPT5 for the three months ending 31 December 2005 and year ending 31 December 2006.

The AWIL Directors have determined the best estimate assumptions in regard to the forecast financial information of AWPT4 and AWPT5 for the three months ending 31 December 2005 and year ending 31 December 2006.

4.1.4 Sensitivity analysis

The financial information should be read in conjunction with the sensitivity analysis in section 4.13 which illustrates the impact of variations in certain assumptions.

4.2 UNFORESEEN EVENTS

The financial information reflects the APG Directors' assessment of the forecast incremental impact of the Merger Proposal on Australand Property Group based on present circumstances.

While the APG Directors and the AWIL Directors believe the assumptions used in preparing the pro forma and forecast financial information respectively are appropriate and reasonable at the time of preparation, some factors that affect the actual results cannot be foreseen or accurately predicted and many of these factors are beyond the control of the directors. Events and circumstances often do not occur as expected, therefore actual results may differ from the forecast results and the differences may be material. Consequently, the APG Directors and the AWIL Directors cannot, and do not, guarantee that the pro forma and forecast financial information respectively will be achieved and APG Security Holders are advised to carefully consider both the risk factors in section 6 and the assumptions used in preparing the pro forma and forecast financial information when considering the financial information in this section.

4.3 INVESTIGATING ACCOUNTANT'S REPORT

PricewaterhouseCoopers Securities Limited, the Investigating Accountant, has reviewed the financial information of Australand Property Group, AWPT4 and AWPT5.

The financial information should be read in conjunction with the Investigating Accountant's Report, set out in section 5. APG Security Holders should note the comments made in relation to the scope and limitations of the Investigating Accountant's review.

4.4 FORECAST INCOME STATEMENT IMPACT OF ACQUIRING AWPT4 AND AWPT5

4.4.1 For the period ending 31 December 2005 (assuming 100% debt funding)

The table below sets out the forecast incremental impact of the Merger Proposal to Australand Property Group's consolidated income statement for the three months ending 31 December 2005, after taking into account the forecast income statement of AWPT4 and AWPT5 for the three months ending 31 December 2005, together with the transactions and adjustments required to implement the Merger Proposal.

Consolidated Income Statement AIFRS A$'000	**AWPT4 Forecast[1]**	**AWPT5 Forecast[2]**	**Transactions and adjustments[3]**	**Forecast incremental impact to Australand Property Group[4]**
	1 October 2005 to 31 December 2005	**1 October 2005 to 31 December 2005**		**1 October 2005 to 31 December 2005**
Net rental income	5,021	2,467	-	7,488
Operating expenses	(151)	(101)	117	(135)
One-off acquisition adjustments	-	-	1,299	1,299
Net interest expense	(2,175)	(1,205)	(2,626)[5]	(6,006)
Profit before income tax	**2,695**	**1,161**	**(1,210)**	**2,646**
Income tax expense	-	-	(624)[6]	(624)
Profit for the period	**2,695**	**1,161**	**(1,834)**	**2,022**
Less: Australand Property Group's existing interests[7]	-	-	(294)	(294)
Profit attributable to APG Security Holders	**2,695**	**1,161**	**(2,128)**	**1,728**
Incremental Earnings per APG Stapled Security (EPS) (cents)				0.2

1. Forecast income statement of AWPT4 for the period from 1 October 2005 to 31 December 2005. Forecast excludes any potential revaluation gains or losses.
2. Forecast income statement of AWPT5 for the period from 1 October 2005 to 31 December 2005. Forecast excludes any potential revaluation gains or losses.
3. Impact of transactions and adjustments required to implement the Merger Proposal on 1 October 2005, assuming the Merger Proposal is funded using debt facilities available to the Australand Property Group.
4. Forecasts for AWPT4 and AWPT5 exclude any potential revaluation gains or losses.
5. Incremental interest cost on the basis that the Merger Proposal is funded from debt facilities available to Australand Property Group.
6. Tax effect of Merger Proposal on tax paying entities in the Australand Property Group.
7. Income from Australand Property Group's existing unitholdings in AWPT4 and AWPT5 that APG Security Holders are entitled to.

4.4.2 For the year ending 31 December 2006 (assuming 100% debt funding)

The table below sets out the forecast incremental impact of the Merger Proposal to Australand Property Group's consolidated income statement for the year ending 31 December 2006, after taking into account the forecast income statement of AWPT4 and AWPT5 for the year ending 31 December 2006, together with the transactions and adjustments required to implement the Merger Proposal.

Consolidated Income Statement AIFRS A$'000	AWPT4 Forecast[1]	AWPT5 Forecast[2]	Transactions and adjustments[3]	Forecast incremental impact to Australand Property Group[4]
	1 January 2006 to 31 December 2006	1 January 2006 to 31 December 2006		1 January 2006 to 31 December 2006
Net rental income	20,440	10,758	-	31,198
Operating expenses	(633)	(760)	471	(922)
Net interest expense	(8,646)	(5,163)	(10,236)[5]	(24,045)
Profit before income tax	**11,161**	**4,835**	**(9,765)**	**6,231**
Income tax expense	-	-	105[6]	105
Profit for the period	**11,161**	**4,835**	**(9,660)**	**6,336**
Less: Australand Property Group's existing interests[7]	-	-	(1,219)	(1,219)
Profit attributable to APG Security Holders	**11,161**	**4,835**	**(10,879)**	**5,117**
Incremental Earnings per APG Stapled Security (EPS) (cents)				0.6

1. Forecast income statement of AWPT4 for the period from 1 January 2006 to 31 December 2006. Forecast excludes any potential revaluation gains or losses.
2. Forecast income statement of AWPT5 for the period from 1 January 2006 to 31 December 2006. Forecast excludes any potential revaluation gains or losses.
3. Impact of transactions and adjustments required to implement the Merger Proposal on 1 October 2005, assuming the Merger Proposal is funded using debt facilities available to the Australand Property Group.
4. Forecasts for AWPT4 and AWPT5 exclude any potential revaluation gains or losses.
5. Incremental interest cost on the basis that the Merger Proposal is funded from debt facilities available to Australand Property Group.
6. Tax effect of Merger Proposal on tax paying entities in the Australand Property Group.
7. Income from Australand Property Group's existing unitholdings in AWPT4 and AWPT5 that APG Security Holders are entitled to.

4.4.3 Forecast income statement impact including the offer of ASSETS

Australand Property Group is currently undertaking an issue of ASSETS. If successful, the issue of ASSETS is expected to raise net proceeds of up to $174 million on the issue of the first instalment, which is intended to be used to primarily fund the Merger Proposal. The Merger Proposal is not conditional on the issue of ASSETS being successful. The incremental impact of funding the Merger Proposal primarily with the net proceeds from the first instalment of ASSETS is set out in the following table.

Consolidated Income Statement AIFRS A$'000	**Forecast incremental impact to Australand Property Group[1] 1 October 2005 to 31 December 2005**	**Forecast incremental impact to Australand Property Group[1] 1 January 2006 to 31 December 2006**
Profit for the period	**4,503**	**16,218**
Net profit attributable to minority interests – ASSETS[2]	(3,544)	(14,175)
Profit attributable to APG Security Holders	**959**	**2,043**
Incremental Earnings per APG Stapled Security (EPS) (cents)	0.1	0.2

1. Details of the assumptions used to compile this summary financial information is set out in section 4.9 below.
2. ASSETS will be issued from a wholly owned entity of Australand Property Trust, being part of the consolidated Australand Property Group.

4.5 HISTORICAL AND PRO FORMA BALANCE SHEETS

4.5.1 Impact of the Merger Proposal (assuming 100% debt funding)

The following table sets out the consolidated balance sheet for Australand Property Group on a standalone basis as at 30 June 2005, consolidated balance sheet of AWPT4 and AWPT5 on a stand alone basis as at 30 June 2005 prepared in accordance with AIFRS and pro forma consolidated balance sheet as at 30 June 2005 assuming that the Merger Proposal is completed.

Consolidated Balance Sheet AIFRS as at 30 June 2005 A$'000	**APG[1]**	**AWPT4[2]**	**AWPT5[2]**	**Merger Proposal adjustments and eliminations**	**Pro forma Merger Proposal[3]**
Current Assets					
Cash assets	20,974	3,435	4,003	-	28,412
Receivables	290,872	3,349	418	(4,722)	289,917
Inventories	562,438	-	-	-	562,438
Other assets	8,092	112	47	-	8,251
Total Current Assets	**882,376**	**6,896**	**4,468**	**(4,722)**	**889,018**
Non-Current Assets					
Inventories	523,959	-	-	-	523,959
Investments accounted for using the equity method	141,400	-	-	-	141,400
Investment properties	651,036	265,400	127,495	-	1,043,931
Property, plant and equipment	39,845	-	-	-	39,845
Other financial assets	12,715	-	-	(12,715)	-
Other assets	-	816	437	(1,253)	-
Intangible assets	-	-	-	21,152	21,152
Total Non-Current Assets	**1,368,955**	**266,216**	**127,932**	**7,184**	**1,770,287**
Total Assets	**2,251,331**	**273,112**	**132,400**	**2,462**	**2,659,305**
Current Liabilities					
Payables	129,041	5,209	3,662	5,568	143,480
Interest bearing liabilities	-	5,014	5,001	(10,015)	-
Derivative financial instruments	6,315	-	-	-	6,315
Provisions	86,105	1,386	1,189	-	88,680
Land vendor liabilities	34,851	-	-	-	34,851
Total Current Liabilities	**256,312**	**11,609**	**9,852**	**(4,447)**	**273,326**
Non-Current Liabilities					
Interest bearing liabilities	756,937	130,579	62,426	194,636	1,144,578
Deferred tax liabilities	12,360	-	-	-	12,360
Provisions	8,495	-	-	-	8,495
Land vendor liabilities	21,469	-	-	-	21,469
Other liabilities	-	-	186	-	186
Total Non-Current Liabilities	**799,261**	**130,579**	**62,612**	**194,636**	**1,187,088**
Total Liabilities	**1,055,573**	**142,188**	**72,464**	**190,189**	**1,460,414**
Net Assets	**1,195,758**	**130,924**	**59,936**	**(187,727)**	**1,198,891**
Equity					
Contributed equity	1,081,801	117,000	50,000	(167,000)	1,081,801
Reserves	(4,628)	-	-	-	(4,628)
Retained profits	118,585	13,924	9,936	(20,727)	121,718
Total Equity	**1,195,758**	**130,924**	**59,936**	**(187,727)**	**1,198,891**
NTA per security ($)	$1.37	$1.12	$1.20	-	$1.35
Gearing[4]	33.0%	49.0%	49.4%	-	42.8%

1 Extracted from the audited half year ended 30 June 2005 financial statements of Australand Property Group.

2 Consolidated balance sheet of AWPT4 and AWPT5 has been prepared in accordance with AIFRS (based on the audited statements of financial position of AWPT4 and AWPT5 respectively (AGAAP) as at 30 June 2005 and AIFRS adjustments as required).

3 Australand Property Group after the full implementation of the Merger Proposal assuming the transactions and adjustments occurred on 30 June 2005 and that the Merger Proposal is funded using debt facilities available to Australand Property Group. Details of the transactions and adjustments required to compile the pro forma from the respective consolidated balance sheets of Australand Property Group, AWPT4 and AWPT5 are contained in section 4.8 of this Explanatory Memorandum.

4 Net interest bearing liabilities divided by tangible assets (cash adjusted).

4.5.2 Impact of the Merger Proposal and the offer of ASSETS

The balance sheet impact of funding the Merger Proposal primarily with the proceeds from the first instalment of the issue of ASSETS (assumed to be approximately $179 million out of a total issue of $275 million, before costs of $6.2 million) is set out in the following table.

Consolidated Balance Sheet AIFRS as at 30 June 2005 A$'000	Pro forma Merger Proposal	ASSETS adjustments	Pro forma Merger Proposal + ASSETS
Total assets	2,659,305	94,339	2,753,644
Total liabilities	1,460,414	(174,461)	1,285,953
Net Assets	**1,198,891**	**268,800**	**1,467,691**
Equity	1,198,891	-	1,198,891
Minority interest – ASSETS[2]	-	268,800	268,800
Total Equity	**1,198,891**	**268,800**	**1,467,691**
NTA per APG Stapled Security ($)	$1.35	-	$1.35
Gearing[3]	42.8%	-	34.8%

1. Details of the assumptions used to compile this summary financial information are set out in section 4.9.
2. ASSETS will be issued from a wholly owned subsidiary of Australand Property Trust, being part of the consolidated Australand Property Group.
3. Net interest bearing liabilities divided by tangible assets (cash adjusted).

4.6 ASSUMPTIONS RELATING TO THE AWPT4 AND AWPT5 STANDALONE FORECASTS

This section sets out the AWIL Directors' best estimate assumptions in relation to the forecast consolidated income statement of AWPT4 and AWPT5 on a standalone basis for the three months ending 31 December 2005 and year ending 31 December 2006.

4.6.1 Net rental income

Rental income includes net rental income and other income earned from the AWPT4 and AWPT5 properties. Forecast net rental income is based on current leases and, where applicable, any forecast changes on review and renewal. Factors taken into account include an assessment of likely market conditions, competing property vacancy rates, inflation levels, lease incentives that may be necessary and capital expenditure. Potential adjustments from straight-lining of operating lease income have not been included as the impact is not material.

4.6.2 Property expenses

An individual assessment of both recoverable and non-recoverable expenses for each property has been made to determine the basis of the net rental income forecast for each property and an appropriate factor has been applied where relevant.

4.6.3 Property acquisitions and sales

It is assumed that the property portfolios of AWPT4 and AWPT5 remain unchanged during the forecast period, except for the expansion of LG Electronics properties at Eastern Creek and Adelaide Airport (both properties in AWPT5) where $8.8 million will be spent during the forecast period. The net revenue and finance costs on this space have been included in the forecasts.

4.6.4 Investment properties

Investment properties are revalued to fair value at acquisition date. No revaluation gains or losses, except for the fair value adjustments on acquisition, have been assumed in the AWPT4 and AWPT5 forecasts and consequently there is no impact on the consolidated income statement. There are no forecasts of future valuations of properties as there is no reasonable basis to make forecasts in relation to future capitalisation rates, property yields or general market conditions, all of which are outside the control of Australand Property Group.

4.6.5 Taxation

It has been assumed that AWPT4 and AWPT5 will be managed so that the concessions available under current income tax legislation will be applicable and consequently AWPT4 and AWPT5 will not be liable for income tax. It is specifically assumed that the non-remeasurement income of AWPT4 and AWPT5 will be fully distributed each year.

4.6.6 Borrowing costs

As at 30 June 2005 AWPT4 has debt of approximately $135.6 million. The weighted average interest cost for borrowings for AWPT4 (including margins and fees) for the three months ending 31 December 2005 is 6.5% and 6.53% for the year ending 31 December 2006.

As at 30 June 2005 AWPT5 has debt of approximately $67.4 million, which will increase to $76.9 million upon the completion of expansion of the LG Electronic facilities in Eastern Creek and at Adelaide Airport. The weighted average interest cost for borrowings for AWPT5 (including margins and fees) for the three months ending 31 December 2005 is 7.0% and 6.9% for the year ending 31 December 2006.

4.7 ASSUMPTIONS, TRANSACTIONS AND ADJUSTMENTS UNDERLYING THE PREPARATION OF THE FORECAST INCREMENTAL IMPACT TO AUSTRALAND PROPERTY GROUP'S INCOME STATEMENT

This section sets out the forecast transactions and adjustments required to reflect the impact of the full implementation of the Merger Proposal for the three months ending 31 December 2005 and year ending 31 December 2006.

4.7.1 Effective date of the Merger Proposal

It has been assumed for the purpose of the forecast incremental income statement impact that the Merger Proposal is implemented on 1 October 2005.

The statutory results for the consolidated Australand Property Group in the future will be based on the actual date of implementation, which may be different to the assumed date of implementation.

4.7.2 Operating cost synergies

The forecast incremental income statement impact takes into account the forecast net synergies (cost savings) of approximately $0.1 million for the three months ending 31 December 2005 and approximately $0.5 million for the year ending 31 December 2006 that relate to operating costs of AWPT4 and AWPT5 as standalone entities that are not expected to be incurred by Australand Property Group following the implementation of the Merger Proposal.

4.7.3 Incremental borrowing costs

Australand Property Group has debt facilities available to fund the Australand special dividend and the Australand Property Trust capital distribution of $184.6 million, and to refinance the existing borrowing facilities of AWPT4 and AWPT5. For the purpose of the forecast incremental income statement impact of the Merger Proposal, it has been assumed that borrowing costs on incremental debt will be incurred at a weighted average rate of 6.11% per annum for the three months ending 31 December 2005 and 6.15% per annum for the year ending 31 December 2006.

4.7.4 Treatment of hedge arrangements

Existing swap contracts in place for AWPT4 and AWPT5 will be closed out with the hedges incorporated in Australand Property Group's hedging program. The cost associated with the termination of these arrangements is assumed to be immaterial based on current prices.

4.7.5 Acquisition adjustments

Acquisition adjustments of $1.3 million have been made to reflect the methodology of the calculation of the redemption prices for AWPT4 and AWPT5 Units which includes an adjustment for the performance management fees waived by Australand Property Group, net of the write-off of existing capitalised borrowing costs in AWPT4 and AWPT5 upon refinancing of debt facilities as a result of the Merger Proposal. These adjustments have been taken into account in the three months ending 31 December 2005.

4.7.6 Australand Property Group's existing interests

Australand Property Group has a 6.6% existing interest in the issued units of AWPT4 and 10% existing interest in the issued units of AWPT5. The forecast incremental income expected to be derived from these interests has been deducted for the purpose of the forecast incremental income statement impact of the Merger Proposal to Australand Property Group for the three months ending 31 December 2005 and year ending 31 December 2006.

4.7.7 Income tax

An income tax rate of 30% has been assumed in relation to taxable profits of Australand Holdings Limited arising from the Merger Proposal.

4.7.8 APG Options

Currently there are 2,173,250 APG Options outstanding with an exercise price of $1.57 per APG Option. It is assumed that no APG Options are exercised prior to the implementation of the Merger Proposal. If all APG Options were exercised, a total of $3,412,002 would be added to the contributed equity of Australand Property Group.

4.8 ASSUMPTIONS, TRANSACTIONS AND ADJUSTMENTS UNDERLYING THE PREPARATION OF THE PRO FORMA CONSOLIDATED BALANCE SHEET

This section sets out the pro forma transactions and adjustments required to reflect the pro forma impact of the Merger Proposal on Australand Property Group's consolidated balance sheet assuming that the Merger Proposal was implemented on 30 June 2005 in respect of each of AWPT4 and AWPT5.

4.8.1 Implementation of the Merger Proposal

It has been assumed that for the purposes of the pro forma consolidated balance sheet that the Merger Proposal has been implemented on 30 June 2005. This will differ from the actual balance sheet of Australand Property Group should the Merger Proposal proceed, which will be based on the actual Implementation Date.

4.8.2 Australand special dividend and Australand Property Trust capital distribution and issue of AWPT4 Units and AWPT5 Units to APG Security Holders

The first phase of the Merger Proposal will be a special dividend by Australand and a capital distribution by Australand Property Trust to APG Security Holders of approximately $184.6 million, which is then applied to acquire AWPT4 Units and AWPT5 Units by way of a scheme of arrangement for Australand and Australand Property Trust Constitution changes. APG Security Holders will be issued units in each of AWPT4 and AWPT5 equal to the number of APG Stapled Securities held and will therefore hold an equal number of Australand Shares, APT Units, AWPT4 Units and AWPT5 Units.

The AWPT4 Units and AWPT5 Units will be stapled to the Australand Shares and APT Units to create the New Stapled Securities after the redemption of the existing AWPT4 Units and AWPT5 Units.

4.8.3 Redemption of existing AWPT4 Units and AWPT5 Units

The total cost of redeeming AWPT4 Units is estimated to be $128.7 million and the total cost of redeeming AWPT5 Units is estimated to be $55.9 million. The redemption proceeds have been calculated as at 15 October 2005. The pro forma consolidated balance sheet assumes the consideration will be fully satisfied by cash funded using debt facilities available to Australand Property Group.

4.8.4 Premium on acquisition and costs of the Merger Proposal

The premium on acquisition of AWPT4 and AWPT5 of $10.9 million and estimated costs associated with the Merger Proposal of $10.3 million are recognised as goodwill on acquisition in Australand Property Group's consolidated balance sheet following the implementation of the Merger Proposal.

4.8.5 Australand Property Group's existing interest in AWPT4 and AWPT5

Various eliminations on consolidation have been taken into account, including elimination of Australand Property Group's existing interests in AWPT4 and AWPT5 (refer below), and write-off of capitalised borrowing costs in AWPT4 and AWPT5 upon refinancing of debt facilities.

Details of investments in AWPT4 and AWPT5 held by Australand Property Group as at 30 June 2005 and on a pro forma basis assuming the Merger Proposal is implemented, are set out below:

Entity	Principal Activity	Ownership Interest		Investment Carrying Value	
		APG Actual 30 June 2005 %	APG Pro forma 30 June 2005 %	APG Actual 30 June 2005 A$'000	APG Pro forma 30 June 2005 A$'000
AWPT4	Property Investment	6.6%	6.6%	7,715	7,715
AWPT5	Property Investment	10.0%	10.0%	5,000	5,000
Total				**12,715**	**12,715**

4.9 ASSUMPTIONS RELATING TO THE PROPOSED ISSUE OF ASSETS

Australand Property Group is currently undertaking an issue of ASSETS. If successful, the issue of ASSETS is expected to raise net proceeds of up to $174 million on the issue of the first instalment, which is intended to be used to primarily fund the Merger Proposal. The Merger Proposal is not conditional on the issue of ASSETS being successful. This section sets out the assumptions underlying the preparation of summary financial information presented to illustrate the impact of the issue of ASSETS (refer to sections 4.4.3 and 4.5.2 above).

4.9.1 Gross proceeds and distribution rate

It is assumed that the gross proceeds from the first instalment of the issue of ASSETS will be $178.75 million raised on 1 October 2005 of a total issue of $275 million. A distribution rate of 7.93% per annum has been assumed for these securities.

4.9.2 Costs associated with the hybrid capital raising

Estimated costs of $4.3 million in connection with the first instalment of the issue of ASSETS (from the total costs of issue of $6.2 million) are assumed to be offset against the gross proceeds of the issue of ASSETS. A further $0.2 million per annum is assumed to be the annual operating costs associated with the first instalment of the issue of ASSETS.

4.10 CASH FLOW MANAGEMENT

Under the Merger Proposal, the existing debt facilities of AWPT4 and AWPT5 will be refinanced using existing corporate facilities and a new facility of $340 million that has been approved by Westpac. As at 30 June 2005, Australand Property Group had access to the following lines of credit:

Summary of facilities available to APG as at 30 June 2005	Limit A$'000's	Drawn A$'000's	Available A$'000's
Bank Loans & Financial Guarantees	550,000	457,315	92,685
Commercial Mortgage Backed Securities	315,000	315,000	-
Bank Guarantee Facilities	50,000	40,860	9,140
Total	**915,000**	**813,175**	**101,825**

Australand Property Group raises debt in the normal course of business based on trading assets available from time to time. Additional security pools will be available to Australand Property Group following the implementation of the Merger Proposal with the addition of the assets of AWPT4 and AWPT5.

Australand Property Group will review its debt structures and may implement new strategies in the future if market conditions support alternative strategies.

4.11 GENERAL ASSUMPTIONS UNDERLYING THE PREPARATION OF THE FINANCIAL INFORMATION

Compliance with accounting standards

The historical, pro forma and forecast financial information has been prepared in accordance with Australian Accounting Standards issued by the Australian Accounting Standards Board, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act. The historical, pro forma and forecast financial information are presented in an abbreviated form in so far as they do not comply with all the disclosures required by Australian Accounting Standards applicable to annual reports prepared in accordance with the Corporations Act.

It has been assumed that there are no changes in Australian Accounting Standards prior to 31 December 2006 which will have a material impact on the financial information of Australand Property Group.

Legislation

It is assumed that there are no changes in federal, state or local government laws, regulations or policies that will have a material impact on the financial information of Australand Property Group.

4.12 PRINCIPAL ACCOUNTING POLICIES

The following is a summary of the significant accounting policies adopted in the preparation of financial statements of Australand Property Group, AWPT4 and AWPT5.

a) **Basis of preparation of financial statements**

The financial statements are prepared on the basis of historical costs as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

b) **Principles of consolidation**

(i) **Subsidiaries**

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries and controlled entities of Australand Holdings Limited, including Australand Property Trust and its controlled entities and results of all subsidiaries and controlled entities.

Subsidiaries are all those entities (including special purpose entities) over which Australand Property Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Australand Property Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to Australand Property Group. They are de-consolidated from the date that control ceases.

(ii) **Associated entities, partnerships and joint venture entities**

Investments in associated entities, partnerships and joint venture entities are accounted for in the financial statements using the equity method. Under this method, Australand Property Group's share of the profits or losses of associates, partnerships and joint venture entities is recognised in the consolidated income statement and its share of movements in reserves is recognised in consolidated reserves. Associates are those entities over which Australand Property Group exercises significant influence, or joint control, but not control.

Unrealised gains/(losses) resulting from transactions with associates and joint ventures are eliminated to the extent of Australand Property Group's interest.

(iii) **Joint ventures**

Joint Venture operations – The proportionate interests in the assets, liabilities and expenses of a joint venture operation are incorporated in the financial statements under the appropriate headings.

Joint Venture entities – The interest in a joint venture partnership is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing the joint venture partnership and transactions with the joint venture are eliminated to the extent of Australand Property Group's ownership interest until such time as they are realised by the joint venture partnership on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

c) **Revenue recognition**

Property development and land sales

Revenue is recognised on property development projects on settlement. Revenue is recognised for land sales where there is a signed unconditional contract for sale.

Construction contracting

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense immediately. Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

Rental income

Rental income from operating leases is recognised in income on a straight-line basis over the lease term. Rental income relating to straight lining is included as a component of the net gain from fair value adjustments on investment property. An asset is recognised to represent the portion of operating lease income in a reporting period relating to fixed increases in operating lease rentals in future periods. Such assets are recognised as a component of the carrying amount of investment properties in the balance sheet.

d) **Investment properties**

Investment properties
Investment properties comprise investment interests in land and buildings held for long term rental yields and not occupied by Australand Property Group. Investment properties are carried at fair value, representing open market value determined annually by external valuers, with 50% of properties valued in the first half of each year and the balance in the second half.

The carrying amount of investment properties recorded in the balance sheet includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods. Changes in fair values are recorded in the income statement as part of other income.

Investment properties under development
Investment properties under development are valued at the lower of cost and recoverable amount. An independent valuation is undertaken at practical completion of each investment property in order to assess a property's on completion value.

e) **Property, plant and equipment**
Property occupied by Australand Property Group is carried at cost. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. Net gains and losses on disposal of plant and equipment are brought to account in determining the results for the period. The expected useful lives of plant and equipment are two to five years. The expected useful life of property is forty years.

f) **Valuation of inventories**
Inventories comprising land, land and housing, integrated land and housing, medium density, high-rise developments and commercial and industrial developments are carried at the lower of cost and net realisable value. Cost includes the cost of acquisition, development and borrowing costs incurred during development. When development is completed, borrowing costs are expensed as incurred.

g) *Trade receivables*
Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that Australand Property Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

h) **Acquisitions of assets**
The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of Australand Property Group's share of the identifiable net assets acquired is recorded as goodwill (refer below). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

i) **Goodwill**
Goodwill represents excess of cost of an acquisition over fair value of Australand Property Group's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested for impairment annually and is carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

j) **Trade and other creditors**
Trade and other creditors represent liabilities for goods and services provided prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

k) **Land vendor liabilities**
Where Australand Property Group enters into unconditional contracts with land vendors to purchase properties for future development that contain deferred payment terms, these liabilities are discounted to their present value at the consolidated entity's cost of capital. The discount rate used as at 30 June 2005 was 7.50% per annum (2004: 7.50%).

l) **Provisions**
Provisions are recognised when Australand Property Group has a present legal or constructive obligation as a result of past events; it is more likely than not an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

m) **Lease incentives**
Prospective lessees may be offered incentives as an inducement to enter into non-cancellable operating leases. These incentives may take various forms including, up front cash payments, rent free periods, or a contribution to certain lessee costs such as fit out costs or relocation costs. As these incentives are repaid out of future lease payments, they are recognised as an asset in the consolidated balance sheet as a component of the carrying amount of investment properties and amortised over the lease period.

n) **Employee entitlements**

(i) **Wages, salaries and annual leave**
Liabilities for employee entitlements to wages and salaries, annual leave and other current employee entitlements are accrued at non-discounted amounts calculated on the basis of future wage and salary rates including on-costs.

(ii) **Long service leave**
Liabilities for other employee entitlements which are not expected to be paid or settled within 12 months of balance date are accrued in respect of all employees at present values of future amounts expected to be paid, based on a projected weighted average increase in wage and salary rates. Expected future payments are discounted using interest rates on national government securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) **Superannuation**
Contributions to the Australand Superannuation Plan are charged as an expense as the contributions are paid or become payable.

(iv) **Share-based payments**
Share-based compensation benefits are provided to employees via the Australand Property Group Employee Option Plan and the Australand Property Group Employee Securities Ownership Plan. The fair value of options granted is determined at grant date and recognised as an expense with a corresponding increase in equity over their vesting period. For share options granted before 7 November 2002 and/or vested before 1 January 2005 no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

o) **Borrowings and borrowing costs**
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between proceeds (net of transaction costs) and redemption is recognised in the income statement over the period of the borrowings using effective interest method. Borrowings are classified as current liabilities unless Australand Property Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowing costs incurred for construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for intended use or sale. Other borrowing costs are expensed.

The capitalisation rate used to determine the amount of borrowing costs to capitalise is the weighted average interest rate applicable to the Australand Property Group's outstanding borrowings during the year.

Australand Property Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005.

p) **Derivatives**
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. 'Australand Property Group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

Australand Property Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. Australand Property Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

q) **Taxation**

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the notional income tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Australand Holdings Limited and its wholly-owned Australian controlled entities have formed a consolidated group for Australian income tax purposes.

Australand Property Trust

Under current income tax legislation, Australand Property Trust is not liable for income tax, provided that APT Unitholders are presently entitled to all the operating income of Australand Property Trust each year.

r) **Earnings per APG Stapled Security**

(i) **Basic earnings per APG Stapled Security**

Basic earnings per APG Stapled Security is determined by dividing the net profit after income tax attributable to the APG Security Holders, excluding any costs of servicing equity other than ordinary securities, by the weighted average number of APG Stapled Securities outstanding during the relevant financial period, adjusted for bonus elements in APG Stapled Securities, if any, issued during the relevant financial period.

(ii) **Diluted earnings per APG Stapled Security**

Diluted earnings per APG Stapled Security adjusts the figures used in the determination of basic earnings per APG Stapled Security by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary securities and the weighted average number of securities assumed to have been issued for no consideration in relation to the dilutive potential ordinary securities.

s) **Dividends**

Provision is made for the amount of any dividend declared on or before the end of the reporting period but not distributed at balance date.

4.13 SENSITIVITY ANALYSIS (ASSUMING 100% DEBT FUNDING)

Sensitivity analysis has been provided below to assist APG Security Holders in their assessment of the Merger Proposal. In addition, APG Security Holders should consider the risk factors set out in section 6.

Sensitivities are provided to illustrate the income statement and balance sheet impact of the following:

- Scenario 1: In the event that the Merger Proposal in relation to AWPT4 proceeds but not the Merger Proposal in relation to AWPT5; and
- Scenario 2: In the event that the Merger Proposal in relation to AWPT5 proceeds but not the Merger Proposal in relation to AWPT4.

Consolidated Income Statement	SCENARIO 1	SCENARIO 1	SCENARIO 2	SCENARIO 2
Forecast incremental impact to Australand Property Group (AIFRS) A$'000	**1 October 2005 to 31 December 2005**	**1 January 2006 to 31 December 2006**	**1 October 2005 to 31 December 2005**	**1 January 2006 to 31 December 2006**
Profit attributable to APG Security Holders	(12)	3,593	1,680	1,745
Incremental Earnings per APG Stapled Security (EPS) (cents)	0.0	0.4	0.2	0.2

Consolidated Balance Sheet	SCENARIO 1	SCENARIO 2
AIFRS as at 30 June 2005 A$'000	**Pro forma Merger Proposal (AWPT4)**	**Pro forma Merger Proposal (AWPT5)**
Total assets	2,529,271	2,384,139
Total liabilities	1,333,412	1,185,349
Net assets	**1,195,859**	**1,198,790**
NTA per APG Stapled Security ($)	$1.35	$1.36
Gearing[1]	40.1%	36.4%

1. Net interest bearing liabilities divided by tangible assets (cash adjusted).

82-4507

SECTION 5.

Investigating Accountant's Report and Financial Services Guide



PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Directors
Australand Holdings Limited
Australand Property Limited (APL) as Responsible Entity for the Australand Property Trust
Australand Wholesale Investments Limited (AWIL) as Responsible Entity for Australand Wholesale Property Trust No.4 (AWPT4) and Australand Wholesale Property Trust No.5 (AWPT5)
Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

17 August 2005

Subject: Investigating Accountant's Report on Historical and Forecast Financial Information

Dear Sirs

We have prepared this report on the historical and pro forma financial information of Australand Property Group, and the historical and forecast financial information of AWPT4 and AWPT5 for inclusion in an Explanatory Memorandum dated on or about 18 August 2005 relating to the proposed merger of Australand Property Group with AWPT4 and AWPT5 by stapling the existing Australand Holdings Limited shares and Australand Property Trust units to new AWPT4 units and AWPT5 units issued to Australand Property Group Security Holders (the Merger Proposal).

Expressions defined in the Explanatory Memorandum have the same meaning in this report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services licence under the Corporations Act 2001 (Cth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services licence.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report (the Report) covering the following information:



Historical Financial Information

(a) the historical balance sheets of Australand Property Group, AWPT4 and AWPT5 as at 30 June 2005 and the pro forma balance sheet of Australand Property Group as at 30 June 2005 which assumes the completion of the Merger Proposal; and

(b) the pro forma balance sheet of Australand Property Group as at 30 June 2005 which assumes the completion of the Merger Proposal and the issue of ASSETS.

(the Historical Financial Information)

Forecast Financial Information

(c) the forecast consolidated income statements of AWPT4 and AWPT5 for 3 months ending 31 December 2005 and the year ending 31 December 2006;

(d) the forecast incremental impact to Australand Property Group for the 3 months ending 31 December 2005 and year ending 31 December 2006 assuming the completion of the Merger Proposal; and

(e) the forecast incremental impact to Australand Property Group for the 3 months ending 31 December 2005 and year ending 31 December 2006 assuming the completion of the Merger Proposal and the issue of ASSETS.

(the Forecast Financial Information).

This Report has been prepared for inclusion in the Explanatory Memorandum. We disclaim any assumption of responsibility for any reliance on this Report or on the Financial Information to which it relates for any purposes other than for which it was prepared.

Scope of review of Historical Financial Information

The Historical Financial Information set out in Section 4 of the Explanatory Memorandum has been extracted from the audited financial statements of Australand Property Group for the half year ended 30 June 2005, and for AWPT 5 for the year ended 30 June 2005, which were audited by PricewaterhouseCoopers that issued unqualified audit opinions on the respective financial statements, and for AWPT 4 for the year ended 30 June 2005, which were audited by KPMG that issued an unqualified audit opinion.

The Historical Financial Information incorporates such adjustments as the Directors considered necessary to reflect the operations of Australand Property Group, AWPT 4 and AWPT 5 going forward, which have been limited to the adjustments arising from the implementation of Australian Equivalents to International Financial Reporting Standards (AIFRS). The Directors of Australand Holdings Limited and APL (in respect of Australand Property Group) and AWIL (in respect of AWPT4 and AWPT5) are responsible for the preparation of the Historical Financial Information, including determination of the adjustments.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the audited balance sheets of Australand Property Group, AWPT4 and AWPT5 as at 30 June 2005
- a review of work papers, accounting records and other documents
- a review of the assumptions used to compile the pro forma balance sheet
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Australand Property Group, AWPT4 and AWPT5 disclosed in Section 4 of the Explanatory Memorandum, and
- enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review statement on Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the pro forma balance sheets have not been properly prepared on the basis of the pro forma transactions
- the pro forma transactions do not form a reasonable basis for the pro forma balance sheets
- the Historical Financial Information, as set out in Section 4 of the Explanatory Memorandum does not present fairly the adjusted historical balance sheets of Australand Property Group, AWPT4 and AWPT5 as at 30 June 2005 and the pro forma balance sheets of Australand Property Group as at 30 June 2005

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Australand Property Group, AWPT4 and AWPT5 disclosed in Section 4 of the Explanatory Memorandum.

Scope of review of Forecast Financial Information

The Directors of AWIL are responsible for the preparation and presentation of the Forecasts, including the best estimate assumptions, which include the pro forma transactions, on which they are based.

PRICEWATERHOUSECOOPERS

Our review of the best estimate assumptions underlying the Forecasts was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary so as to adequately evaluate whether the best estimate assumptions provide a reasonable basis for the Forecasts.

These procedures included discussion with the Directors and management of AWIL, and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that the best estimate assumptions do not provide a reasonable basis for the preparation of the Forecasts and whether, in all material respects, the Forecasts are properly prepared on the basis of the assumptions and are presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies of AWPT4, AWPT5 disclosed in Section 4 of the Explanatory Memorandum so as to present a view of AWPT4 and AWPT5 which is consistent with our understanding of their past, current and future operations.

The Forecasts have been prepared by the Directors of AWIL to provide investors with a guide to the entities' potential future financial performance based upon the achievement of certain economic, operating, development and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of Forecasts. Actual results may vary materially from the Forecasts and the variation may be materially positive or negative. Accordingly, investors should have regard to the investment risks set out in Section 6 of the Explanatory Memorandum.

Our review of the Forecasts that are based on best estimate assumptions is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Forecasts included in the Explanatory Memorandum.

Review statement on the Forecasts

Based on our review of the Forecasts, which is not an audit, and based on an investigation of the reasonableness of the best estimate assumptions giving rise to the Forecasts, nothing has come to our attention which causes us to believe that:

(a) the best estimate assumptions set out in Section 4 of the Explanatory Memorandum do not provide a reasonable basis for the preparation of the Forecasts;



(b) the Forecasts are not properly prepared on the basis of the best estimate assumptions and presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AWPT4 and AWPT5 disclosed in Section 4 of the Explanatory Memorandum; or

(c) the Forecasts are unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies often outside the control of Australand Property Group. If events do not occur as assumed, actual results and distributions achieved by AWPT4 and AWPT5 may vary significantly from the Forecasts. Accordingly, we do not confirm or guarantee the achievement of the Forecasts, as future events, by their very nature, are not capable of independent substantiation.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of Australand Property Group, AWPT4 and AWPT5 have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this issue other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

Financial Services Guide

We have included our Financial Services Guide as Appendix A to our Report. The Financial Services Guide is designed to assist retail clients in their use of any general financial product advice in our Report.

Yours faithfully

Bob Prosser
Authorised Representative of
PricewaterhouseCoopers Securities Ltd



APPENDIX A
PRICEWATERHOUSECOOPERS SECURITIES LTD
FINANCIAL SERVICES GUIDE

This Financial Services Guide is dated 17 August 2005

1 About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) ("PwC Securities") has been engaged by Australand Holdings Limited, Australand Property Limited and Australand Wholesale Investments Limited to provide a report in the form of an Investigating Accountant's Report (the "Report") in relation to the Financial Information for inclusion in the PDS dated on or about 18 August 2005.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2 This Financial Services Guide

This Financial Services Guide ("FSG") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3 Financial services we are licensed to provide

Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

4 General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5 *Fees, commissions and other benefits we may receive*

PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees are based on hourly rates and are disclosed in Section 12.17.

Directors or employees of PwC Securities, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6 Associations with issuers of financial products

PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business. PricewaterhouseCoopers is the auditor of Australand Property Group and AWPT 5.

7 Complaints

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service ("FICS"), an external complaints resolution service. You will not be charged for using the FICS service.

8 Contact Details

PwC Securities can be contacted by sending a letter to the following address:

Bob Prosser
PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
GPO Box 2650
SYDNEY NSW 1171

[This page has intentionally been left blank]


SECTION
6.

Risks

6. Risks

6.1 GENERAL RISKS

6.1.1 Changes in economic, financial and insurance market conditions

Movements in Australian and international stock markets, changes in interest rates, inflation and inflationary expectations, Australian and international investment markets, overall economic and political conditions, investor perceptions and other factors may affect the demand for, and the price of New Stapled Securities. APG Security Holders should be aware that there are risks associated with any investment in securities and that the prices of securities can go down as well as up.

Australand Property Group operates in the property sector. Economic conditions, including employment and immigration levels, may adversely affect the level of development opportunities and profitability as well as property prices and rental returns.

Market conditions may lead to increases in the pricing or availability of insurance products, which may affect the profitability of Australand Property Group. Acts of terrorism, war and events of force majeure may affect projects of, or properties owned by, Australand Property Group and insurance may not fully cover these risks.

6.1.2 Changes in laws and government policy

Changes in government legislation and policy in those jurisdictions in which Australand Property Group operates, in particular changes to taxation laws, may affect the future earnings, asset values and the relative attractiveness of investing in New Stapled Securities. In addition, an investment in New Stapled Securities may involve tax considerations that may differ for each APG Security Holder.

You should be aware that future changes in Australian taxation law, including changes in the interpretation or application of the law by the courts or taxation authorities in Australia, may affect the taxation treatment of an investment in New Stapled Securities or the holding and disposal of New Stapled Securities.

6.2 RISKS ASSOCIATED WITH INVESTING IN AUSTRALAND PROPERTY GROUP

APG Security Holders will continue to be exposed to risks associated with Australand Property Group's business activities and New Stapled Securities. The following discussion of risks assumes the Merger Proposal is implemented. The price at which New Stapled Securities trade on ASX or SGX-ST is affected by stock market participants' view of these risks.

6.2.1 Property market risks

Australand Property Group earnings are subject to property market conditions. Changes in the property market may affect the value of the assets that comprise Australand Property Group's portfolio, which could in turn affect the performance of Australand Property Group. Increases in supply or falls in demand in any of the sectors of the property market in which Australand Property Group operates or invests could influence the acquisition of sites, the timing and value of Australand Property Group's sales, the renewal and replacement of leases and the carrying value of projects and investment properties and this could affect earnings.

The demand for property and listed property securities may change as investor preferences for particular sectors and asset classes change. The demand for property as an asset class changes over time and can be influenced by general economic factors such as interest rates and stock market cycles. The market for land, housing and apartments in certain geographic areas in which Australand Property Group operates may slow down and parcels of land may become difficult to obtain. Market sentiment may be influenced by media commentary and observations by industry analysts. Market sentiment has a significant influence on the confidence of Australand Property Group's clients and their propensity to buy residential properties. Perception may have a larger short term influence on project enquiry levels and rates of sale than medium term factors such as the likelihood of oversupply or undersupply in some market segments. Although project rates of sale may not have a significant influence on the profitability of individual projects in the medium/long term, a decline in market sentiment, which reduces rates of sale, could adversely influence the amount of profit that can be brought to account in a particular financial period.

6.2.2 Land values

Unanticipated factors affecting the value of land or development costs, including the ability to procure tenants, timing and rental paid, demand for property from investors, expenses in operating, refurbishing and maintaining properties, timing of receipt of sale proceeds, environmental issues, native title claims, land resumptions and major infrastructure developments might impact on future earnings. If Australand Property Group is not able to negotiate lease extensions with existing tenants at the end of lease terms, or replace the leases on expiry with leases of equivalent rates, there may be a significant impact on the income of Australand Property Group and the value of that particular property.

6.2.3 Property values

Unanticipated factors influencing the value of investment properties or the realisable value of development trading stock of Australand Property Group, such as those listed below, could impact on future earnings:

- changes in the capitalisation rates that are considered appropriate by professional valuers, for the investment properties held by Australand Property Group;
- changes in the conditions of town planning consents applicable to Australand Property Group projects, as a consequence of the unpredictable nature of council policies;

- variances in the cost of development as a consequence of the imposition of levies by state and local government agencies;
- the presence of previously unidentified threatened flora and fauna species, which may influence the amount of developable land on major projects;
- the activities of resident action groups;
- native title claims; and
- land resumptions for roads and major infrastructure, which cannot be adequately offset by the amount of compensation eventually paid.

6.2.4 Interest rates

Increases in interest rates could have the effect of reducing the availability or increasing the cost of finance for the purchase of properties by Australand Property Group's customers. Interest rates also impact on Australand Property Group's cost of funds. As at 30 June 2005, 85% of Australand Property Group's debt was fixed or hedged for an average maturity of 5.1 years. In addition, the current debt in AWPT4 and AWPT5 is also substantially hedged.

6.2.5 Funding

Changes in the availability and cost of current and future borrowings will impact on Australand Property Group's earnings and may impact distributions. Australand Property Group utilises borrowings in its operations and is therefore exposed to availability of credit facilities and the terms of them. Any unforeseen capital expenditure requirements may also increase Australand Property Group's funding costs.

6.2.6 Inflation and construction costs

Higher than expected inflation rates generally or specific to the building industry could be expected to increase operating costs and development costs. These cost increases may be offset by increased selling prices or rents. A number of contracts and projects are entered into on the basis of cost estimates, which could prove to be insufficient because of unforeseen circumstances. Labour and materials costs may be higher than anticipated resulting in increased expenditure by Australand Property Group.

6.2.7 Environmental

The discovery of, or incorrect assessment of costs associated with, environmental contamination on any of Australand Property Group's projects could have an adverse effect on the profitability and timing of receipt of revenue from that project. Australand Property Group's policy is to undertake environmental due diligence on any property before acquisition.

6.2.8 Climatic conditions

Prolonged adverse weather conditions may result in delays in construction and marketing and possibly deferral of revenue and profit recognition.

6.2.9 Counterparties

Parties with whom Australand Property Group has dealings may experience financial or other difficulties with consequential adverse effects for the relevant project or asset.

6.2.10 Subcontractors

Various risks may arise from Australand Property Group's use of subcontractors in developments. They may fail to perform the contract, become insolvent in the course of a project or have insufficient indemnity insurance to cover any potential claim that may arise against them.

6.2.11 Industrial disputes

Industrial disputes which affect the supply of building materials, sub-contractors and independent builders engaged to undertake construction on Australand Property Group development sites may impact on Australand Property Group's earnings.

6.2.12 Litigation

In the ordinary course of business, Australand Property Group becomes involved in litigation, some of which falls within Australand Property Group's insurance arrangements. Whilst the outcomes are uncertain, these contingent liabilities are not considered to be material to Australand Property Group. A claim has been made by 85 owners of certain interests in the Sovereign Australis Hotel on the Gold Coast seeking to avoid their obligations under various contracts for sale. Australand Property Group believes that it has strong prospects of successfully defending this claim.

6.2.13 Occupational health and safety

Occupational health and safety issues may result in increased costs and industrial action, giving rise to penalties, prosecutions and compensation claims.

6.2.14 Regulatory risk

Changes in government and local government regulations and policies (including government land development, public housing and first home-buyer assistance and tenancy laws) and delays in the granting of approvals or the registration of subdivision plans may affect the amount and timing of Australand Property Group's future profits.

6.2.15 Taxation and accounting

Changes in income tax, GST or stamp duty legislation or policy, particularly in regard to residential housing, property development activity and investment in income producing property may adversely affect Australand Property Group's profit. Any removal of the concessions for individuals in respect of capital gains tax or relating to negative gearing of income producing properties could have an adverse effect on Australand Property Group's sales or the value of its investments.

Due to the nature of Australand Property Group's development operations, which can involve complex financing structures and joint venture arrangements, the Australian Taxation Office periodically reviews and queries the taxation treatment of various transactions, which could result in additional tax being levied.

6.2.16 Quality and workmanship

There is a risk that Australand Property Group may fail to fulfil its statutory and contractual obligations in relation to the quality of its materials and workmanship, including warranties and defect liability obligations.

6.2.17 Human resources

The loss of key management personnel who have particular expertise in property development, construction, marketing of investment properties or management may influence future earnings.

6.2.18 Tenant solvency

Insolvency or financial distress of tenants of Australand Property Group's investment properties (including where tenants default on their rental or other lease obligations) may result in a capital loss or a reduction of income to Australand Property Group.

6.2.19 Rental market

Changes in market conditions for rental properties, including vacancy rates, incentive levels and rental rates may impact on the income received from Australand Property Group's investment assets.

6.2.20 Rental guarantees

Australand Property Group has given rental guarantees in connection with a number of properties developed and sold by it. Whilst Australand Property Group has made contingency provisions for its exposure under these guarantees based on its assessment of the rental demand for the properties, it is possible that market conditions will deteriorate, or that for other reasons any of the relevant properties will not be leased at the rentals or within the period assumed in calculating the relevant contingency provisions. This may result in expenses being incurred by Australand Property Group in excess of the relevant contingency proportions that have been made by Australand Property Group, which may have a material negative impact on future earnings of Australand Property Group.

6.2.21 Time delay

Development approvals, slow decision making by counterparties, complex construction specifications, changes to design briefs, legal issues and other document changes may give rise to delays in contracting, completion, loss of revenue and cost over-runs. Delays in completion may, in turn, result in liquidated damages and termination of lease agreements and pre-sale agreements.

Other time delays that may arise in relation to construction and development include supply of labour, scarcity of construction materials, lower than expected productivity levels, inclement weather conditions, land contamination, difficult site access or industrial relations issues.

Objections raised by community interest groups, environmental groups and neighbours may also delay the granting of planning approvals or the overall progress of a project.

6.2.22 Other significant risks

Other risks that may arise in relation to Australand Property Group include, but are not limited to:

- risks associated with Australand Property Group's expenses being greater or revenues being less than anticipated, reducing or eliminating the amount available for distribution;
- a reduction in market prices for established residential housing, which may reduce the value realised by customers from the sale of their property and affect their capacity to purchase residential land and completed houses. This could be expected to be reflected in reduced rates of sale and lower selling prices for Australand Property Group's products; and
- in addition to the impact on annual sales, any downward changes in prices for residential land and new housing may also be reflected in changes in the valuation of Australand Property Group's land holdings with consequential effects on its reported profits.

The summary of risks in this section is not exhaustive and you should read this Explanatory Memorandum in its entirety. In the future, one or more of these factors may cause New Stapled Securities to trade at or below the current price of APG Stapled Securities and may affect the income and expenses of the Australand Property Group. In addition, the stockmarket can experience price and volume fluctuations that may be unrelated to the operating performance of the Australand Property Group.

SECTION 7.

Independent Expert's Report And Financial Services Guide



INDEPENDENT EXPERT'S REPORT

AUSTRALAND PROPERTY GROUP

August 2005



BDO Corporate Finance Pty Limited
AFS Licence 244345
ABN 91 003 946 030

Level 19, 2 Market St. Sydney NSW 2000
GPO Box 2551 Sydney NSW 2001
Tel (61 2) 9286 5555
Fax (61 2) 9286 5599
Email bdosyd@bdosyd.com.au
www.bdo.com.au

FINANCIAL SERVICES GUIDE

Dated 17 August 2005

BDO Corporate Finance Pty Ltd ABN 91 003 946 030 ("BDO Corporate Finance" or **"we"** or **"us"** or **"ours"** as appropriate) has been engaged to issue general financial product advice in the form of a report to be provided to you.

1 FINANCIAL SERVICES GUIDE

In the above circumstances we are required to issue to you, as a retail client, a Financial Services Guide ("**FSG**"). This FSG is designed to help retail clients make a decision as to their use of the general financial product advice and to ensure that we comply with our obligations as financial services licensees. This

FSG includes information about:

- Who we are and how we can be contacted;
- The services we are authorised to provide under our Australian Financial Services Licence, Licence No: 244345;
- Remuneration that we and/or our staff and any associates receive in connection with the general financial product advice;
- Any relevant associations or relationships we have; and
- Our complaints handling procedures and how you may access them.

2 FINANCIAL SERVICES WE ARE LICENSED TO PROVIDE

We hold an Australian Financial Services Licence which authorises us to provide general financial product advice to retail and wholesale clients in the following classes of financial products:

- Derivatives limited to old law securities options contracts and warrants;
- Debentures, stocks or bonds issued or proposed to be issued by a government;
- Interests in managed investment schemes excluding investor directed portfolio services;
- Securities; and
- Superannuation

We provide financial product advice by virtue of an engagement to issue a report in connection with a financial product of another person. Our report will include a description of the circumstances of our engagement and identify the person who has engaged us. You will not have engaged us directly but will be provided with a copy of the report as a retail client because of your connection to the matters in respect of which we have been engaged to report.

Any report we provide is provided on our own behalf as a financial services licensee authorised to provide the financial product advice contained in the report.

3 GENERAL FINANCIAL PRODUCT ADVICE

In our report we provide general financial product advice, not personal financial product advice, because it has been prepared without taking into account your personal objectives, financial situation or needs. You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on the advice. Where the advice relates to the acquisition or possible acquisition of a financial product, you should also obtain a product disclosure statement relating to the product and consider that statement before making any decision about whether to acquire the product.





4 FEES, COMMISSIONS AND OTHER BENEFITS THAT WE MAY RECEIVE

We charge fees for providing reports, including this report. These fees are negotiated and agreed with the person who engages us to provide the report. Fees will be agreed on an hourly basis or as a fixed amount depending on the terms of the agreement.

Except for the fees referred to above, neither BDO Corporate Finance, nor any of its directors, employees or related entities, receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of the report.

5 REMUNERATION OR OTHER BENEFITS RECEIVED BY OUR EMPLOYEES

All our employees receive a salary. Our employees are eligible for bonuses based on overall productivity but not directly in connection with any engagement for the provision of a report.

6 REFERRALS

We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

7 ASSOCIATIONS AND RELATIONSHIPS

From time to time BDO Corporate Finance or BDO and/or BDO related entities may provide professional services, including audit, tax and financial advisory services, to financial product issuers in the ordinary course of its business.

8 COMPLAINTS RESOLUTION

8.1 INTERNAL COMPLAINTS RESOLUTION PROCESS

As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing, addressed to The Complaints Officer, BDO Corporate Finance, GPO Box 2551, Sydney NSW 2001.

When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than **45 days** after receiving the written complaint, we will advise the complainant in writing of our determination.

8.2 REFERRAL TO EXTERNAL DISPUTE RESOLUTION SCHEME

A complainant not satisfied with the outcome of the above process, or our determination, has the right to refer the matter to the Financial Industry Complaints Service Limited ("**FICS**"). FICS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry.

BDO Corporate Finance is a member of the FICS Complaints Handling Tribunal No. F3819.

Further details about FICS are available at the FICS website www.fics.asn.au or by contacting them directly via the details set out below.

Financial Industry Complaints Service Limited
PO Box 579
Collins Street West
MELBOURNE VIC 8007

Toll free: 1300 780 808
Facsimile: (03) 9621 2291

9 CONTACT DETAILS

You may contact us using the details set out at the top of our letterhead on page 1 of this FSG.



TABLE OF CONTENTS



BDO Corporate Finance Pty Limited
AFS Licence 244345
ABN 91 003 946 030

Level 19, 2 Market St, Sydney NSW 2000
GPO Box 2551 Sydney NSW 2001
Tel (61 2) 9286 5555
Fax (61 2) 9286 5599
Email bdosyd@bdosyd.com.au
www.bdo.com.au

17 August 2005

The Directors
Australand Holdings Limited
Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

The Directors
Australand Property Limited
Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Dear Sirs

AUSTRALAND PROPERTY GROUP - INDEPENDENT EXPERT'S REPORT

1 INTRODUCTION

BDO Corporate Finance Pty Limited ("**BDO Corporate Finance**") has been engaged by Australand Property Group ("**APG**" or "**Australand**") to prepare an Independent Expert's Report ("**Report**") in relation to the proposed acquisition of Australand Wholesale Property Trust No. 4 ("**AWPT4**"), Australand Wholesale Property Trust No. 5 ("**AWPT5**") or both AWPT4 and AWPT5 ("**AWPT4 & 5**") by APG Securityholders ("**the Proposal**").

This Report will provide an opinion on whether or not the Proposal is fair and reasonable and in the best interests of the APG Securityholders who are entitled to vote on the Proposal ("**Securityholders**"). As the acquisitions are independent of each other separate opinions are given for the acquisition of AWPT4 only, AWPT5 only, or both AWPT4 & 5.

Our Report is to be included in an Explanatory Memorandum ("**EM**"), which will be sent to all Securityholders to assist them in deciding whether to accept or reject the Proposal.

Definitions used in this Report and not defined in this Report have the same meaning as outlined in the EM.

2 OVERALL CONCLUSION

Summaries of our considerations regarding fairness and reasonableness are included at Sections 9 and 11 respectively.

2.1 AWPT4

We have considered the terms of the overall Proposal, as outlined in the Appendices of this Report. We have concluded that the Proposal to acquire AWPT4 is, in isolation, **fair and reasonable and in the best interests** of the Securityholders.



17



2.2 AWPT5

We have considered the terms of the overall Proposal, as outlined in the Appendices of this Report. We have concluded that the Proposal to acquire AWPT5 is, in isolation, **fair and reasonable and in the best interests** of the Securityholders.

2.3 AWPT4 and AWPT5

We have considered the terms of the overall Proposal, as outlined in the Appendices of this Report. We have concluded that the Proposal to acquire both AWPT4 and AWPT5 is **fair and reasonable and in the best interests** of the Securityholders.

3 OUTLINE OF THE PROPOSAL

3.1 The Proposal involves the merger of APG with AWPT4 and AWPT5 by stapling the existing Australand Holdings Ltd ("**AHL**") Shares and Australand Property Trust ("**APT**") Units held as APG Stapled Securities by APG Securityholders, to new AWPT4 Units and AWPT5 Units issued to APG Securityholders. The implementation of the Proposal involves four key steps:

1. **Merger Distributions:** Securityholders will receive a special dividend from AHL in the amount of $0.01 per AHL Share held and a capital distribution from APT in the amount of $0.20151 per APT Unit held.

2. **Acquisition of AWPT4 and AWPT5 Units:** Each Securityholder will have the above distributions compulsorily applied to acquire one AWPT4 Unit for $0.14746 and one AWPT5 Unit for $0.06405, for each APG Stapled Security held.

3. **Redemption of Existing AWPT4 and AWPT5 Units:** All AWPT4 Units and AWPT5 Units (other than those held by entities in Australand Property Group and the units issued to APG Securityholders as above) will be redeemed for cash.

4. **The stapling of APG Stapled Securities with AWPT4 Units and AWPT5 Units:** AWPT4 and AWPT5 will each be admitted to the official list of the ASX and SGX-ST jointly with AHL and APT. New Stapled Securities will then be jointly quoted and traded on ASX and SGX-ST.

The Proposal also involves the initial subdivision of the existing AWPT4 Units and AWPT5 Units so that the number of units in each of AWPT4 and AWPT5 not held by APG entities equals the number of APG Stapled Securities (subject to rounding). On the basis of the current number of APG Stapled Securities on issue, each AWPT4 Unit would be subdivided into approximately 7.9871 AWPT4 Units and each AWPT5 Unit would be subdivided into 19.3971 AWPT5 Units.

APG Securityholders will be issued with AWPT4 Units and AWPT5 Units in step 2 above after this subdivision has occurred. The application prices expressed in step 2 above have been set on that basis. However, the redemption amounts to be received by AWPT4 and AWPT5 Unitholders have been expressed in this Report based on the existing number of AWPT4 Units and AWPT5 Units.

3.2 The Proposal may proceed in respect of one only of AWPT4 or AWPT5, depending on the approvals obtained.

Australand Property Limited ("**APL**") (a wholly owned subsidiary of AHL) as responsible entity for Australand Assets Trust is also raising up to $275 million further equity in the form of Hybrid Securities. The "book build" supporting this capital raising has been completed. $275



million has been committed by investors at the date of this Report. Assuming this capital raising is completed (which appears likely at the date of this Report) the resulting funds may be used in part to finance step one above. However, the Proposal is not dependent on this capital raising and step one above would be financed by further debt in APG, should the capital raising not proceed.

3.3 The consideration payable to existing AWPT 4 & 5 Unitholders for the redemption of each AWPT4 & 5 unit has been determined on the following basis (calculated per AWPT4 & 5 unit):

- the audited net tangible asset value as at 30 June 2005; plus
- an implied 3% per annum increase in the gross value of the property assets from 30 June 2005 to reflect the expected asset value growth from 1 July 2005 to 30 September 2005; plus
- a 4% premium to sum of the above two amounts. This 4% premium is the premium applicable under the exit strategies contemplated by the applicable Offering Documents of AWPT4 and AWPT5; plus
- an amount representing the forecast distribution being foregone by existing AWPT4 & 5 Unitholders for the period from 1 July 2005 to 30 September 2005; less
- an amount equivalent to AWIL receiving only 50% of its performance management fee.

The redemption price also includes an additional amount calculated on the basis of the continuing increase in the above amounts on a daily basis for the period on and from 1 October 2005 to but excluding the date on which the redemption cheque is dispatched.

This additional amount has the effect of compensating AWPT4 & 5 Unitholders for the distribution that they would have received (post 1 October 2005) if the Proposal was not accepted.

4 REPORT REQUIREMENTS

The Proposal is to be implemented pursuant to Section 411 of the Corporations Act ("**Section 411**"). Part 3 of Schedule 8 to the Corporations Act prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411.

Section 411 requires an independent expert's report if:

- The entity that is the other party has a common director or directors with the company which is the subject of the Scheme of Management; or
- The entity that is the other party is entitled to more than 30% of the voting shares in the subject company.

Australand Wholesale Investments Limited ("**AWIL**") is the responsible entity for AWPT4 & AWPT5. AWIL is associated with Australand for the purpose of Section 411 because AHL and AWIL have a common director. Accordingly, there is a requirement for this Report pursuant to Section 411.

The directors of Australand have therefore requested that BDO Corporate Finance prepare this Report as an independent expert's report pursuant to Section 411, and to provide an opinion to the Securityholders as to whether the Proposal is fair and reasonable and in the best interests of Securityholders.



For clarity we have reported on AWPT4 and AWPT5 separately (Refer to Appendices A to E).

5 BASIS OF EVALUATION

In determining whether the Proposal is fair and reasonable, we have had regard to the views expressed by the Australian Securities and Investment Commission ("**ASIC**") in Policy Statement 75 "Independent Expert Reports to Shareholders". This Policy Statement suggest that an opinion as to whether transactions are fair and this should entail consideration of all the circumstances of the Proposal.

Such consideration includes a comparison of the likely advantages and disadvantages for Securityholders if the Proposal is accepted, with the advantages and disadvantages to those Securityholders if it is not.

Scheme of Arrangements pursuant to section 411 can encompass a wide range of transactions. Accordingly, "in the best interest" must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves judgement on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the transaction and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposed transaction and form an overall view as to whether Securityholders are likely to be better off if the proposed transaction is implemented than if it is not.

BDO Corporate Finance consider that a report and analysis undertaken under the concepts of fair and reasonable as expressed in Policy Statement 75 is consistent with determining whether the Proposal is in the best interests of the Securityholders.

In determining whether the Proposal is fair and reasonable, the following steps have been completed.

5.1.1 A valuation of units in AWPT4 and AWPT5 in their current form compared to the amount being paid by Securityholders as consideration for the transaction (fairness); and

5.1.2 An investigation into other significant factors to which Securityholders might give consideration prior to accepting the Proposal. This includes comparing the likely advantages and disadvantages of accepting the Proposal, with the likely advantages and disadvantages if the Proposal is rejected (reasonableness).

As detailed in Section 3, if the Proposal is accepted, APG Securityholders will acquire AWPT4, AWPT5, or both AWPT4 & 5.

The Proposal could be considered "reasonable" if there are valid reasons for approval, notwithstanding that the Proposal may not be regarded as "fair" to Securitytholders.



6 BACKGROUND OF AUSTRALAND

Australand is one of Australia's leading listed diversified property groups, employing approximately 700 people in NSW, Victoria, Queensland and Western Australia, with a market capitalisation in excess of $1.4 billion.

In November 2003, AHL merged with APT forming a stapled entity known as the Australand Property Group. Each stapled security in APG consists of a share in the development company, AHL, stapled to a unit in APT.

AHL's property development is divided into two areas, namely:

- Residential (including land and housing and apartments); and
- Commercial & Industrial.

APT consists of passive property investments held in Australand Wholesale Property Trust ("**AWPT**"), Australand Wholesale Property Trust 2 ("**AWPT2**"), and Australand Wholesale Property Trust 3 ("**AWPT3**"). APL is the responsible entity of APT.

6.1 Capital Structure

The following table sets out the capital structure of Australand as at 30 June 2005:

Australand	
Total Stapled Securities on Issue	872,870,322
Top Twenty Security Holders	659,477,884
Top Twenty Security Holders % of Securities on Issue	76%

Source: Australand Share Register as at 30 June 2005

The spread of Australand's security holders registered on the Australian register at 30 June 2005 is as follows:

Range of Securities Held	No. of Security Holders
1 –1000	696
1,001 – 5,000	3,598
5,001 – 10,000	3,123
10,001 – 100,000	4,379
100,001 – over	248
TOTAL	12,044

Source: Australand Share Register as at 30 June 2005



The spread of Australand's security holders registered on the SGX sub-register as at 30 June 2005 is as follows:

Range of Securities Held	No. of Security Holders
1 –999	23
1,000 – 10,000	808
10,001 – 1,000,000	22
TOTAL	853

Source: Australand Share Register as at 30 June 2005.

6.2 Statement of Financial Position

Australand	Audited As At 31 Dec 2004 $000	Audited As At 31 Dec 2003 $000
Assets		
Current Assets	958,975	874,178
Non Current Assets	1,323,950	1,133,879
Total Assets	**2,282,925**	**2,008,057**
Liabilities		
Current Liabilities	245,637	605,278
Non Current Liabilities	776,105	407,971
Total Liabilities	**1,021,742**	**1,013,249**
Net Assets	**1,261,183**	**994,808**
Equity		
Total parent entity interest	1,254,266	989,459
Outside equity interest in controlled entities	6,917	5,349
Total Equity	**1,261,183**	**994,808**

Source: Australand Annual Report 2004 (prepared under AGAAP)

6.3 Statement of Financial Performance

Australand	Audited Year Ended 31 Dec 2004 $000	Audited Year Ended 31 Dec 2003 $000
Income from ordinary activities	1,231,017	1,405,369
Cost of properties sold	(908,996)	(1,111,497)
Other expenses	(162,082)	(151,973)
Share of net profits of joint ventures accounted for using equity method	26,679	15,529
Stapling and acquisition costs (including premium on acquisition)	-	(11,017)
Profit from ordinary activities before income tax expense	**186,618**	**146,411**
Income tax expense	(39,923)	(49,964)
Net profit	**146,695**	**96,447**

***Source**: Australand Annual Report 2004 (prepared under AGAAP)*



7 BACKGROUND OF AWPT 4

7.1 Overview

AWPT4 was established in June 2003 as an unlisted wholesale trust to invest in a portfolio of 2 commercial and 2 industrial properties developed by Australand. Two of these properties were under construction when the trust was established. All construction was completed by June 2005.

The property portfolio of AWPT4 consists of two industrial and warehouse office buildings located in New South Wales (48% industrial by value) together with a commercial office building located in New South Wales and a 50% interest in a commercial office building located in Victoria (52% commercial by value).

AWPT4 is the fourth in a series of wholesale property trusts released by Australand. $117 million was raised from Unitholders (including Australand) during 2003 and 2004 and the Trust was registered as a Managed Investment Scheme on 11 March 2004. AWIL is the responsible entity of AWPT4 and is responsible for conducting and supervising the entire management process. As such AWIL is entitled to fees in connection with the Management of the Trust. These fees are detailed in Section 7.5.

As part of the original offer, the Trust had defined exit strategies as detailed in Section 7.4.

It was intended that the Trust would continue until at least December 2008 unless prior to that a defined exit strategy was approved and implemented. The exit strategies of the Trust are further detailed in Section 7.4.

7.2 Capital Structure

The following table sets out the capital structure of AWPT4:

AWPT4	30 June 2005
Total Units on Issue	117,000,000
Units held by Australand (6.6%)	7,715,000
No. of Investors	616

Source: AWPT4 Unitholder Register as at 30 June 2005.

7.3 Property Portfolio

AWPT4	State	Value at 31 Mar 2005 ($'000)	Value at 30 Jun 2005 ($000)	Major Tenants	Lettable Area (m²)
Freshwater Place, Melbourne (50% ownership)	VIC	134,000	139,200	PwC	54,871
Tower B, Coward Street, Mascot	NSW	36,800	39,000	Qantas	10,253
Huntingwood Drive, Huntingwood	NSW	35,000	35,000	Coles Myer	24,967
Hartley Road, Smeaton Grange	NSW	52,200	52,200	Coles Myer	62,407
TOTAL		**258,000**	**265,400**		

Source: AWPT4 Investor Quarterly Report 31 March 2005, Independent valuations of properties completed by Savills Pty Limited and Urbis JHD Valuation Pty Limited as at 30 June 2005



7.4 Exit Strategies of the Trust

In the information memorandum relating to the offer of units in AWPT4 to investors, dated 24 June 2003 ("**AWPT4 Offering Document**") three exit strategies were defined to Unitholders. These are summarised below:

7.4.1 The Acquisition Proposal

Under this proposal, the Units in AWPT4 would be acquired by APG in exchange for cash and/or APG stapled securities.

7.4.2 The Listing Proposal

Under this proposal AWPT4 would be listed on the ASX (either individually or merged with similar trusts).

7.4.3 Alternative Proposal

Any alternative proposal that converts the Units into cash or another liquid security.

7.4.4 Wind Up or Continue Trust

If exit strategies (above) have not been implemented by 31 December 2008, a Unitholders' meeting would be held to vote to wind up the Trust or continue its operations for 5 years.

In order for an exit strategy to be implemented, it must be approved by an ordinary resolution. To give effect to any of the above exit strategies, Australand may:

- Exercise the "Australand Option" (Refer AWPT4 Offering Document) to acquire enough of the units of those investors who voted against or do not otherwise participate in the exit proposal; or
- Exercise the "Call Option" (Refer AWPT4 Offering Document) to acquire the units in the sub-trust from AWIL.

Where the exit strategy occurs after 1 January 2006, units acquired as a result of the exercise of the Australand Option will be acquired at the then NTA per unit plus a premium of 5%. If the exit strategy occurs prior to 1 January 2006, the premium will be 4%. The 4% premium level has been incorporated into the pricing of the current Proposal.

The AWPT4 Constitution contains Pre-emptive rights (Refer AWPT4 Offering Document) in favour of Australand whereby an investor cannot deal with their Units, or the voting rights of their Units without first offering that interest to Australand on the same terms and conditions.

7.5 Fees of the Trust

7.5.1 Base Management Fee

AWIL is entitled a maximum base management fee of 0.25% per annum of the gross assets of the Trust and all sub-trusts under management.

7.5.2 Performance Management Fee

A performance management fee equivalent to 50% of the return to Unitholders above a pre tax internal rate of return of 11.43% per annum is payable to AWIL under the following circumstances:



- Upon the implementation of an Exit Strategy;
- The listing of the Trust as an internally managed property trust other than as part of implementing an Exit Strategy;
- Sale of the Trust Properties;
- Replacement of the responsible entity for reasons other than negligence or breach of duty.

7.5.3 Exit Fee

An exit fee, calculated as 3% of the value of the trust properties, is payable to Australand if:

- The listing proposal is implemented; or
- AWIL is removed as responsible entity of AWPT4 for reasons other than:
    - negligence;
    - breach of duty by AWIL;
    - a material breach of any agreement with the responsible entity by another member of the Australand Group; or
    - underperformance of 6% or more by AWPT4 over a rolling 2 year period unless Australand can demonstrate that the underperformance of the Trust is a consequence of the insolvency of tenants.



7.6 Historical Statements of Financial Position

AWPT4	Audited As At 30 Jun 2005 $000	Audited As At 30 Jun 2004 $000
Assets		
Cash Assets	3,435	4,807
Development Properties	-	106,746
Property Investments	265,400[1]	115,452
Other Assets	4,277	826
Total Assets	**273,112**	**227,831**
Liabilities		
Interest Bearing Liabilities	135,593	72,500
Other Liabilities	6,595	38,331
Total Liabilities	**142,188**	**110,831**
Net Assets	**130,924**	**117,000**
NTA/Unit ($)	1.119	1.00
Equity		
Contributed Equity	117,000	117,000
Revaluation Reserve	13,924[2]	-
Total Equity and Reserves	**130,924**	**117,000**

Sources: Audited Financial Statements as at 30 June 2004, and 30 June 2005 (prepared under AGAAP)

Notes: **(1)** Property Investments are based on the independent property valuations as at 30 June 2005

(2) The revaluation reserve includes the valuation increment from the independent property valuations as at 30 June 2005.

7.7 Historical Statements Of Financial Performance

AWPT4	Audited Year Ended 30 June 2005 $000	Audited Year Ended 30 June 2004 $000
Income		
Gross Property Income	10,079	7,940
Recoverable outgoings	837	1,313
Less: Property Expenses	(1,182)	(1,476)
Net Property Income	**9,734**	**7,777**
Interest Income	236	278
Total Income	**9,970**	**8,055**
Expenditure		
Interest Expense & Loan Fees	(5,230)	(4,516)
Other expenses from ordinary activities	(430)	(192)
Total Expenses	**(5,660)**	**(4,708)**
Net Profit/Distributable Income	**4,310**	**3,347**

Sources: Audited Financial Statements for the year ending 30 June 2004 and 30 June 2005 (prepared under AGAAP)

The increase in income and expenses for the year ended 30 June 2005 is a result of the completion and subsequent tenancy of those Trust properties that were under construction when the Trust was established.



8 BACKGROUND OF AWPT 5

8.1 Overview

AWPT5 was established in December 2003 as an unlisted wholesale trust to invest in a portfolio of (initially) eight industrial properties developed by Australand. Only one of these properties was completed at the date AWPT5 commenced. All construction was completed by September 2004.

The property portfolio of AWPT5 consists of nine industrial and warehouse office buildings located in New South Wales, South Australia, Victoria and Queensland.

AWPT5 is the fifth in a series of wholesale property trusts released by Australand Holdings Limited. $50 million was raised from Unitholders (including Australand) during 2003 and 2004 and the Trust was registered as a Managed Investment Scheme on 11 March 2004. AWIL is the responsible entity of AWPT5 and is responsible for conducting or supervising the entire management process. As such AWIL is entitled to fees in connection with the Management of the Trust. These fees are detailed in Section 8.5.

As part of the original offer, the Trust had defined exit strategies as detailed in Section 8.4.

8.2 Capital Structure

The following table sets out the capital structure of AWPT5:

AWPT5	30 June 2005
Total Units on Issue	50,000,000
Units held by Australand (10%)	5,000,000
No. Of Investors	311

Source: AWPT5 Unitholders Register as at 30 June 2005.



8.3 Property Portfolio

AWPT5	State	Value at 31 March 2005 ($'000)	Value at 30 June 2005 ($000)	Major Tenants	Lettable Area (m^2)
22-28 Bam Wines Court, Dandenong	VIC	9,550	10,200	Bam Wines Logistics	13,420
45-55 South Centre Road, Tullamarine	VIC	8,900	9,770	Trapone Corporation (trading as GMC)	14,082
63 South Park Drive, Dandenong	VIC	10,700	11,400	INC Corporation	13,963
286 Queensport Road, Murarrie	QLD	15,400	16,500	The Laminex Grup	21,531
47-59 Boundary Road, Carole Park	QLD	8,000	8,450	Tyre Marketers	13,260
Lot 1 Viola Place, Brisbane Airport	QLD	2,950	3,150	National Australia Bank Limited	3,429
Transport Avenue, Adelaide Airport	SA	4,000	4,425	LG Electronics Australia	4,352
Wonderland Drive, Eastern Creek	NSW	21,900	25,500	State Warehousing and Distribution Services (SWADS)	23,081
Wonderland Drive, Eastern Creek	NSW	35,500	38,100	LG Electronics Australia	23,046
TOTAL		**116,900**	**127,495**		

Source: AWPT5 Investor Quarterly Report 31 March 2005.
Independent valuations of properties completed by Savills Pty Limited as at 30 June 2005.

8.4 Exit Strategies of the Trust

In the information memorandum relating to the offer of units in AWPT5 to investors, dated 8 December 2003 ("**AWPT5 Offering Document**"), three exit strategies were defined to Unitholders. These are summarised below:

8.4.1 The Acquisition Proposal

Under this proposal, the Units in AWPT5 would be acquired by APL in exchange for cash and/or APG stapled securities.

8.4.2 The Redemption Proposal

Under this proposal, AWIL would redeem the Units at the request of APL. Investors would receive cash and/or APG stapled securities as consideration for the redemption of their Units.

8.4.3 Alternative Proposal

Any alternative proposal that converts the Units into cash or another liquid security.

8.4.4 Wind Up or Continue Trust

If an exit strategy (above) has not been implemented by 31 December 2006, a Unitholders' meeting would be held to vote to wind up the Trust or continue its operations for a further term of 5 years.



In order for an exit strategy to be implemented, it must be approved by an ordinary resolution of Unitholders. To give effect to any of the above exit strategies, Australand may:

- Exercise the "APL Option" (Refer AWPT5 Offering Document) to acquire Investors' Units; or
- Request the redemption of Units by the trustee; or
- Exercise the "Call Option" (Refer AWPT5 Offering Document) to acquire the units in the sub-trust from the trustee. APL may exercise the "Real Estate Option" (Refer AWPT5 Offering Document) to acquire the Trust Properties owned directly by the Trustee.

Where the exit strategy occurs after 1 January 2006, units acquired as a result of the exercise of the APL Option will be acquired at the then NTA per unit plus a premium of 5%. If the exit strategy occurs prior to 1 January 2006, the premium will be 4%. The 4% premium level has been incorporated into the pricing of the current Proposal.

The AWPT5 Constitution contains Terms for two Pre-emptive rights (Refer AWPT5 Offering Document) in favour of APL.

- Under the first of the pre-emptive rights, an investor cannot deal with their Units, or the voting rights of their Units, without first offering that interest to APL on the same terms and conditions.
- Under the second of the pre-emptive rights, the trustee cannot permit the sale or transfer of a trust property, either by direct sale or indirectly through a sale of units or other interests in a sub-trust without first offering that interest to APL on the same terms and conditions.

8.5 Fees of the Trust

8.5.1 Base Management Fee

AWIL is entitled to a maximum base management fee of 0.25% per annum of the gross assets of the Trust and all sub-trusts under management.

8.5.2 Performance Management Fee

A performance management fee equivalent to 50% of the return to Unitholders above a pre tax internal rate of return of 11.91% per annum is payable to AWIL under the following circumstances:

- The implementation of an exit strategy;
- The listing of the Trust as an internally managed property trust other than as part of implementing an exit strategy;
- Sale of the Trust Properties;
- Replacement of the responsible entity for reasons other than negligence and breach of duty.



8.5.3 Exit Fee

An exit fee, calculated as 3% of the value of the trust properties, is payable to Australand if:

- An alternative proposal is implemented; or
- The trustee is removed as trustee of AWPT5 for reasons other than:
  - negligence;
  - breach of duty by the trustee;
  - a material breach of any agreement with the responsible entity by another member Australand; or
  - underperformance of 6% or more by AWPT5 over a rolling 2 year period unless Australand can demonstrate that the underperformance of the Trust is a consequence of the insolvency of tenants.

8.6 Historical Statements of Financial Position

AWPT5	Audited As At 30 June 2005 $000	Audited As At 30 June 2004 $000
Assets		
Cash Assets	4,003	1,934
Development Properties	-	31,775
Property Investments	127,495[1]	54,291
Other Assets	902	2,750
Total Assets	**132,400**	**90,750**
Liabilities		
Interest Bearing Liabilities	67,427	34,339
Other Liabilities	5,037	6,411
Total Liabilities	**72,464**	**40,750**
Net Assets	**59,936**	**50,000**
NTA/Unit ($)	1.199	1.00
Equity		
Contributed Equity	50,000	50,000
Revaluation Reserve	9,936[2]	-
Total Equity and Reserves	**59,936**	**50,000**

Source: Audited Financial Statements as at 30 June 2004 and 30 June 2005 (prepared under AGAAP)

Notes: (1) Property Investments are based on the independent property valuations as at 30 June 2005.

(2) The revaluation reserve includes the valuation increment from the independent property valuations as at 30 June 2005.



8.7 Historical Statements Of Financial Performance

AWPT5	Audited Year Ended 30 June 2005 $000	Audited Year Ended 30 June 2004 $000
Income		
Gross Property Income	8,750	1,557
Recoverable outgoings	1,081	167
Less: Property Expenses	(1,432)	(251)
Net Property Income	**8,399**	**1,473**
Interest Income	233	46
Total Income	**8,632**	**1,519**
Expenditure		
Interest Expense & Loan Fees	(4,104)	(221)
Other expenses from ordinary activities	(362)	(167)
Total Expenses	**(4,466)**	**(388)**
Net Profit/Distributable Income	**4,166**	**1,131**

Source: Audited Financial Statements for the year ending 30 June 2004 and 30 June 2005 (prepared under AGAAP)

The significant increase in income and expenses for the year ended 30 June 2005 is a result of the completion and subsequent tenancy of those Trust properties that were under construction when the Trust was established.

9 FAIRNESS

We have included in Appendix F a summary of valuation methodologies commonly used in valuing assets and businesses. NTA has been selected as an applicable methodology for the valuation of AWPT4 and AWPT5 as the majority of assets in the Trust consist of passive property investments. Independent expert property valuations have been used, based on DCF and income capitalisation valuations, to value the major component of NTA for AWPT4 and AWPT5.

9.1 AWPT4

In Appendix A, we have determined that the value of AWPT4 compares to the value of the consideration payable by Securityholders, as follows:

Fairness	Appendix A Ref	$/Unit
Historic Value of a unit in AWPT4, on realisation	3	$1.112
Consideration payable per unit	4	$1.181
Premium Paid (%)	5	6.21%

The graph below compares the control premium percentage paid for AWPT4 to the control premium percentages paid in comparable market transactions within the commercial and industrial property sectors (refer Appendix C):




Comparison of Control Premium Paid (%) to Comparable Market Transaction Control Premiums
Proposal Premium
Comparable Transactions (Refer Appendix C) (Commercial & industrial)
5%
6%
7%
8%
9%
10%

Note: All control premiums paid in the above graph have been calculated based on most recently available historical NTA's.

While, for AWPT4, wholesale transactions are the best benchmark for comparison of premiums to NTA paid, due to the limited available information we have also considered LPT transactions in our analysis of the premium paid under the Proposal at hand. (Refer Appendix C)

The premium for control paid for AWPT4 by Securityholders has been assessed to be at the lower end of the market benchmark range for comparable market transactions, in the commercial and industrial property sectors, based on historical NTA's and below the level achieved in the wholesale market. This level of premium needs to be considered after having regard to advantages and disadvantages of accepting the Proposal, in forming an overall conclusion. A notable disadvantage of accepting the Proposal is the contingent cost associated with a potential lowering of value for the Freshwater Place Office Tower as per Appendix E, Section 3.

9.2 AWPT5

In Appendix B, we have determined that the value of AWPT5 compares to the value of the consideration payable by Securityholders as follows:

Fairness	Appendix B Section Ref	$/Unit
Value of a unit in AWPT5, on realisation	3	$1.190
Consideration payable per unit	4	$1.267
Premium Paid (%)	5	6.47%

The graph below compares the control premium percentage paid for AWPT5 to the control premium percentages paid in comparable market transactions within the industrial property sector (refer Appendix C):




Comparison of Control Premium Paid (%) to Comparable Market Transaction Control Premiums
Proposal Premium
Comparable Transactions (Refer Appendix C) (Industrial)
5%
6%
7%
8%
9%
10%

Note: All control premiums paid in the above graph have been calculated based on most recently available historical NTA's.

While, for AWPT5, wholesale transactions are the best benchmark for comparison of premiums to NTA paid, due to the limited available information we have also considered LPT transactions in our analysis of the premium paid under the Proposal at hand. (Refer Appendix C)

The premium for control paid for AWPT5 by Securityholders has been assessed to be below the market benchmark range for comparable market transactions, in the industrial property sector, based on historical NTA's. This level of premium needs to be considered after having regard to advantages and disadvantages of accepting the Proposal, in forming an overall conclusion. A notable disadvantage in accepting the Proposal is the contingent cost associated with a potential lowering of value for the Eastern Creek (SWADS) property as per Appendix E, Section 2. A significant advantage in accepting the Proposal is the proposed expansion of LG properties as per Appendix D, Section 4.

9.3 AWPT4 & 5

By combining Appendix A and Appendix B, we have determined that the value of AWPT4 & 5, in combination, compares to the value of the consideration payable by Securityholders as follows:

Fairness	$/Unit
Historic Value of a unit in AWPT4 & 5, on realisation	$1.135
Consideration payable per unit	$1.207
Premium Paid (%)	6.34%

The graph below compares the control premium percentage paid for AWPT4 & 5 to the control premium percentages paid in comparable market transactions (refer Appendix C):




Comparison of Control Premium Paid (%) to Comparable Market Transaction Control Premiums
Proposal Premium
Comparable Transactions (Refer Appendix C)
5%
6%
7%
8%
9%
10%

Note: All control premiums paid in the above graph have been calculated based on most recently historical NTA's.

While, for AWPT4 & 5, wholesale transactions are again the best benchmark for comparison of premiums to NTA paid, due to the limited available information we have also considered LPT transactions in our analysis of the premium paid under the Proposal at hand. (Refer Appendix C)

The premium for control paid for AWPT4 & 5 in combination has been assessed to be within the market benchmark range for comparable market transactions, in both the commercial and industrial property sectors, based on historical NTA's, but below the level achieved in the wholesale market. This level of premium needs to be considered after having regard to advantages and disadvantages of accepting the Proposal, in forming an overall conclusion.



10 PRO FORMA STATEMENT OF FINANCIAL POSITION

10.1

Australand Post Proposal	As At 30 June 2005	Pro Forma as at 30 June 2005		
	APG $000	APG + AWPT4 $000	APG + AWPT5 $000	APG + AWPT4 & 5 $000
Cash	20,974	24,409	24,977	28,412
Receivables	290,872	291,384	289,405	289,917
Inventories	1,086,397	1,086,397	1,086,397	1,086,397
Other assets	8,092	8,203	8,139	8,251
Investment in JV	141,400	141,400	141,400	141,400
Investment property	651,036	916,436	778,531	1,043,931
Investment in unlisted trusts	12,715	5,000	7,715	0
Plant and equipment	39,845	39,845	39,845	39,845
Intangible assets	0	16,197	7,730	21,152
Gross assets	**2,251,331**	**2,529,271**	**2,384,139**	**2,659,305**
Payables	129,041	141,188	134,108	143,480
Land vendor liabilities	56,320	56,320	56,320	56,320
Interest bearing liabilities	756,937	1,021,243	880,271	1,144,578
Derivative financial instruments	6,315	6,315	6,315	6,315
Other liabilities and provisions	106,960	108,346	108,335	109,721
Total liabilities	**1,055,573**	**1,333,412**	**1,185,349**	**1,460,414**
Net assets	**1,195,758**	**1,195,859**	**1,198,790**	**1,198,891**
Share capital	1,081,801	1,081,801	1,081,801	1,081,801
Reserves	-4,628	-4,628	-4,628	-4,628
Retained profits	118,585	118,686	121,617	121,718
Equity	**1,195,758**	**1,195,859**	**1,198,790**	**1,198,891**

All scenarios above prepared under AIFRS

The above table has been compiled from the audited Statement of Financial Position as at 30 June 2005. The Pro Forma statements have been calculated to reflect the different stapling scenarios of AWPT4 only, AWPT5 only, and both AWPT4 & 5.

The Statement of Financial Position for each scenario has had elimination and adjustment entries processed and are not simply an addition of the property trust to the existing Australand group.

PwC Securities Limited ("**PwC**") has prepared an Investigating Accountant's Report ("**IAR**"), which details the results of PwC's review of the pro forma financial information. Refer Section 5 of the EM for the full copy of that Report. BDO has referred to the PwC IAR and completed its own work where considered necessary to satisfy itself as to the accuracy of the Pro forma information.

10.2 We have made the assumption that the Proposal under each scenario is fully debt funded, however Securityholders will need to be aware that the funding for the Proposal may include a Hybrid Security Issue. We have not supplied further details regarding the Hybrid Security Issue because, while close to finalisation at the date of this Report, with $275 million committed by investors, the capital raising has not been completed. The completion date when funds will be received, baring material adverse events in the market, is 18 September 2005.

For further information please refer to the Australand Subordinated Step-Up Exchangeable Trust Securities ("**ASSETS**") Product Disclosure Statement dated 2 August 2005, to the Supplementary Product Disclosure Statement dated 10 August 2005, and to information about this Hybrid Security Issue included in the EM



11 REASONABLENESS

11.1 We have considered the reasonableness issues in terms or its exact terms of both:

- Advantages of accepting the Proposal (Appendix D); and
- Disadvantages of accepting the Proposal (Appendix E).

The respective advantages and disadvantages are summarised below:

Appendix D	Advantages	Appendix E	Disadvantages
Common to Both AWPT4 and AWPT5			
1	Increase in earnings per security	1	Higher gearing levels
3	Increase in geographic diversification	4	Decrease in net tangible assets
5	Receipt of performance management fee	5	No consideration for surrender of management rights
6	Increase in investment income	6	Decrease in cost base
7	Lower cost of capital	8	Complexity of group structure
8	Listed property market sentiment		
9	Potential for increased market capitalisation through Hybrid Issue		
10	Management Focus		
11	Improved lease expiry profile		
12	Increased tenant mix		
13	Tax advantage through increase in income component from trusts		
AWPT4 Only			
		3	Freshwater Place Office Tower – contingent cost
		7	Decrease in industry diversification
AWPT5 Only			
2	Increase in industry diversification	2	Downside in option to purchase Eastern Creek (SWADS) property
4	Upside in proposed expansion of LG Properties		



11.2 Notwithstanding that we have not included the potential effect of the Hybrid Security Issue in this Report (Refer Section 10.2), we have assessed what its potential impact would be on the Proposal. The raising of funds either partially or fully through the Hybrid Security Issue would effect the following reasonableness issues, in Section 11.1:

- Earnings per Security
- Cost of capital
- Market Capitalisation
- Gearing levels
- Net Tangible Asset levels.

We have assessed that the affect of the Hybrid Security Issue on all of the above either separately or in combination would not alter our overall conclusions in this Report.



12 SOURCES OF INFORMATION

BDO Corporate Finance has relied on the following information for the purposes of preparing this Report:

12.1 Explanatory Memorandum dated on or about 17 August 2005

12.2 Discussions with directors and management of AWIL

12.3 AWPT4 and AWPT5 Audited financial reports for the year ended 30 June 2005

12.4 AWPT4 Information Memorandum Dated 24 June 2003

12.5 AWPT5 Information Memorandum Dated 8 December 2003

12.6 AWPT4 and AWPT5 Investor Quarterly Report – 31 March 2005

12.7 AWPT4 Constitution dated 30 September 2002

12.8 AWPT5 Constitution dated 19 October 2003

12.9 AWPT4 Supplementary Deed dated 23 June 2003

12.10 AWPT5 Supplementary Deed dated 24 December 2003

12.11 Independent property valuations as at 30 June 2005

12.12 Australand Annual Report for the year ended 31 December 2004

12.13 Pro Forma Statements of Financial Position at 30 June 2005 and forecast financial information of AWPT4 and AWPT5 for the year ending 31 December 2006 provided by AWIL

12.14 IAR prepared by PwC on the Pro Forma Statements of Financial Position at 30 June 2005 and forecast financial information for the year ending 31 December 2006.

12.15 PIR Investment Property Trust Reports on AWPT2, AWPT3, AWPT4 and AWPT5

12.16 BDO industry research

12.17 Prospectus/Product Disclosure Statements of retail trusts

12.18 Bloomberg

12.19 Other information available in the public domain

13 INDEPENDENCE

13.1 BDO Corporate Finance is entitled to receive a fee of $125,000 (excluding GST and reimbursement of out of pocket expenses). Except for this fee, BDO Corporate Finance has not received and will not receive any pecuniary or other benefit whether direct or indirect in connection with the preparation of this Report.

13.2 Prior to accepting this engagement BDO Corporate Finance considered its independence with respect to Australand and any of its associates with reference to the ASIC Practice Note 42

entitled "Independence of Expert's Reports". In BDO Corporate Finance's opinion it is independent of Australand and its associates.

13.3 BDO Corporate Finance does not have at the date of the Report, and has not had within the previous two years, any security holdings in or other business relationship with Australand or any of its respective associates, except for the preparation of independent expert's reports for:

i. The Shareholders of AHL for the restructuring of Australand into a stapled group to create Australand Property Group dated 12 September 2003;

ii. The Unitholders of AWPT3 for the transaction involving APG purchasing all non Australand owned units in AWPT3 dated 3 May 2004;

iii. The Unitholders of AWPT4 for the transaction involving APG Securityholders purchasing all non Australand owned units in AWPT4 dated the same date as this Report;

iv. The Unitholders of AWPT5 for the transaction involving APG Securityholders purchasing all non Australand owned units in AWPT5 dated the same date as this Report;

13.4 A draft of this Report was provided to Australand for confirmation of the factual accuracy of its contents. No significant changes were made to this Report as a result of this review.

14 QUALIFICATIONS

14.1 BDO Corporate Finance is wholly owned by BDO, a member of BDO International, which has extensive experience in the provision of corporate finance advice, particularly in respect of takeovers, mergers and acquisitions.

14.2 BDO Corporate Finance holds an Australian Financial Services Licence issued by the Australian Securities and Investment Commission for giving Expert Reports pursuant to the Listing Rules of the ASX and the Corporations Act.

14.3 The persons specifically involved in preparing and reviewing this Report were Ed Psaltis and Ralph Goodman, both Directors of BDO Corporate Finance. They have significant experience in the preparation of Independent Expert's Reports and valuations within the listed and unlisted property trust industry in Australia.

15 DISCLAIMERS AND CONSENTS

15.1 This Report has been prepared at the request of Australand for inclusion in the EM which will be sent to all Securityholders. Australand engaged BDO Corporate Finance to prepare an Independent Expert's Report to consider whether the elements under the Proposal are fair and reasonable to and in the best interests of the Securityholders.

15.2 BDO Corporate Finance hereby consents to this Report being made available to Securityholders, to assist them in evaluating the Proposal.

15.3 BDO Corporate Finance hereby consents to this Report being included in the EM.

15.4 Apart from such uses as outlined above, neither the whole nor any part of this Report, nor any reference thereto may be included in or with, or attached to any document, circular, resolution, statement or letter without the prior written consent of BDO Corporate Finance.



15.5 BDO Corporate Finance takes no responsibility for the contents of the EM other than this Report.

15.6 BDO Corporate Finance has not independently verified the information and explanations supplied to us, nor has it conducted anything in the nature of an audit of Australand, AWPT4 and AWPT5. However, we have no reason to believe that any of the information or explanations so supplied are false or that material information has been withheld.

15.7 Australand has engaged PwC to prepare an IAR on the historical and forecast financial information. The IAR is included in Section 5 of the EM. PwC has acknowledged and given their consent for BDO Corporate Finance to refer to their report as support for the Directors' historical and forecast financial information as disclosed in the EM. BDO has completed its own work where considered necessary to satisfy itself as to the accuracy of that historical and forecast financial information.

15.8 Australand has engaged Greenwoods & Freehills Pty Ltd to provide tax advice in relation to the Proposal. This advice is included in Section 8 of the EM.

15.9 Whilst we have considered tax implications of the Proposal that may affect Securityholders, it is recommended that the Securityholders obtain their own taxation advice in respect of the Proposal, tailored to their own particular circumstances. Furthermore, the comments provided in this Report do not constitute legal or taxation advice to Securityholders or any other party.

15.10 BDO Corporate Finance has also considered and relied upon independent property valuations for properties held by AWPT4 and AWPT5. The valuers engaged for the property valuations possess the appropriate qualifications and experience in the property industry to make such assessments. The approaches adopted and assumptions made in arriving at their valuations are appropriate for this Report. We have received consents from the valuers for the use of their valuation reports in the preparation of this Report.

15.11 The statements and opinions included in this Report are given in good faith and in the belief that they are not false, misleading or incomplete.

15.12 Our conclusion is based on information made available to us at the date of this Report. We reserve the right to amend our conclusions drawn in this Report should information subsequently become available to us which may have a material effect on the matters considered in this Report.

15.13 The terms of this engagement are such that BDO Corporate Finance has no obligation to update this Report for events occurring subsequent to the date of this Report.

16 INDEMNITY

16.1 BDO Corporate Finance has been indemnified by Australand in respect of any claim arising from BDO Corporate Finance's reliance on information provided by Australand (to the extent that information proves to be misleading), and in respect of the non-provision of material information, in relation to the preparation of this Report.



Yours faithfully
BDO CORPORATE FINANCE PTY LIMITED

Edward Psaltis
Director

Ralph Goodman
Director



APPENDIX A – FAIRNESS ASSESSMENT OF AWPT4

1 NTA VALUATION OF AWPT4

As detailed in Section 9 of this Report, NTA has been used to value AWPT4. As the majority of AWPT4's assets consist of passive property investments, all property investments of AWPT4 have been valued at market value as at 30 June 2005 by independent property valuers.

Savills Pty Limited and Urbis JHD Valuations Pty Limited ("**the Independent Valuers**") were engaged by AWIL, to value the portfolio of properties as at 30 June 2005. The summary of the valuation reports at 30 June 2005 is included in Section 9.2 of the EM.

The Independent Valuers have adopted the DCF and the Capitalisation of Net Income approaches as their primary valuation methodologies for each of the properties and the Direct Comparison approach as a secondary valuation methodology in some instances.

We have valued AWPT4 on a historic basis as at 30 June 2005. The historic valuation is based on the statement of financial position as at 30 June 2005. We have excluded borrowing costs that have been capitalised for accounting purposes, as a Unitholder would receive no benefit for these types of assets when assuming the realisation value.

The indicative NTA for the Trust under the historic valuation is provided below:

AWPT4	Historic As At 30 June 2005 ($'000)
Current Assets	
Cash	3,435
Prepayments/Debtors	1,075
GST Receivable	2,386
Total Current Assets	6,896
Non Current Assets	
Property Investments [1]	265,400
Capitalised Borrowing Costs	816
Total Non Current Assets	266,216
Total Assets	**273,112**
Liabilities	
Accounts Payable/Accruals	2,372
Distributions Payable	1,386
Australand Non Interest Bearing Liabilities	2,837
Interest Bearing Liabilities	135,593
Total Liabilities	**142,188**
Net Assets	**130,924**
Less	
Capitalised Borrowing Costs	816
NTA (excluding capitalised borrowing costs)	**130,108**
Units on Issue	117,000
NTA/Unit	**$1.112**

Source: Audited Financial Accounts as at 30 June 2005 (prepared under AGAAP)
Note: (1) Property Investments have been revalued based on Independent Valuation Reports as at 30 June 2005.



2 INDEPENDENT PROPERTY VALUATIONS REVIEW

Investment property asset values are based on independent property valuations. We have had access to the independent property valuations performed for the AWPT4 property portfolio as at 30 June 2005. We reviewed the valuations performed to confirm that there were no issues or anomalies within the valuations that would materially impact on the value of AWPT4.

Notably, the valuation of Freshwater Place Office Tower cannot account for the recently announced Victorian Car Park Levy, because the legislation has not been passed. Therefore no adjustment to the value of the property has been made. Whilst the effect of this levy on the value of AWPT4 cannot be quantified, we consider this potential decrease in property value to be a disadvantage to Securityholders of accepting the Proposal. See Appendix E, Section 3.

Our review procedures included a general review and assessment of the methodologies and discount and capitalisation rates underlying all valuations, together with a detailed review of selected independent property valuations and their underlying key assumptions, including:

- Property valuation vs book value
- Lease expiry profile
- Vacancy and incentive allowances
- Capital expenditure budgets
- Discount rates
- Capitalisation rates

The independent property valuations adopted either two or three methodologies (including DCF and FME) all of which materially reconciled.

Reputable independent property valuers have prepared the independent property valuations.

We set out below a summary of the ranges of discount and capitalisation rates used in the independent property valuations:

AWPT4	30 June 2005	
	Low %	High %
Discount Rates	8.75	9.39
Capitalisation Rates	6.50	7.75

Based on the detailed reviews conducted, no issues or anomalies came to our attention, which would cause us to believe that the independent valuations were not a reasonable assessment of AWPT4's interests in the properties held as at 30 June 2005.

We have also received confirmation from AWIL that the material assumptions underlying independent property valuations reviewed remain applicable at the date of this Report.



3 HISTORICAL NTA VALUATION SUMMARY

The NTA valuation on realisation of AWPT4 excluding capitalised borrowing costs is summarised in the table below:

Historic NTA Valuation[1]	Appendix A Reference	NTA
NTA Value of AWPT4 ($'000)	1	130,108
NTA per unit AWPT4 ($)	1	**$1.112**

Note (1): Historical NTA has been used to allow comparison to comparable recent transactions in the market, also measured at historical NTA.

We have assessed that the other assets and liabilities included in the Statement of Financial Position at 30 June 2005 of AWPT4 are stated at fair value and have not materially changed as at the date of this Report.

4 VALUE OF THE CONSIDERATION PAYABLE

4.1 NTA Calculation

Under the Proposal, the cash consideration offered to AWPT4 Unitholders is based on the net asset value of AWPT4 as at 30 June 2005 inclusive of capitalised borrowing costs.

The net asset value calculation (including capitalised borrowing costs) is summarised in the table below:

AWPT4	Appendix A Reference	Net Assets ($'000)
NTA (excluding capitalised borrowing costs)	1	130,108
Add: Capitalised borrowing costs	1	816
Net Asset Value (inclusive of capitalised borrowing costs)		130,924
Units on Issue		117,000
Net Asset Value /Unit		$1.119

4.2 Cash Consideration

Under the Proposal, the total cash consideration offered to Unitholders (excluding distribution and performance fee adjustment) is calculated as follows:

Cash Offer Valuation	Appendix A Reference	AWPT4 ($'000)
Net Asset Value as at 30 June 2005	4.1	130,924
Projected Asset Growth [1]		1,990
4 % Premium (as advised in AWPT4 Information Memorandum)		5,317
Net Assets + Property Value Growth + 4 % Premium		**138,231**
Units on Issue		117,000
Cash consideration per unit as at 30 September 2005		**$1.181**

Note (1): This is to reflect projected asset growth from 30 June 2005 to 30 September 2005. Calculated as 0.75% (or 0.25% per month) of Gross Property Assets of $265,400,000.



5 HISTORIC VALUE OF AWPT4 ACQUIRED COMPARED TO CONSIDERATION PAID

The following table summarises our assessment of the value of AWPT4 as at 30 June 2005, under the terms of the Proposal, compared to the consideration to be paid to AWPT4 Unitholders.

Historic Valuation AWPT4	Appendix A Reference	$/Unit
Value of Unit in AWPT4	1	$1.112
Cash Consideration	4	$1.181
Cash Consideration Premium		6.21%

In transactions where 100% interest is being acquired, a premium for control is normally included. This is analysed further in Appendix C.

6 CONCLUSION

To assess the fairness of the Proposal we have employed a comparability rating system having regard to the commercial and industrial property sectors, to produce a benchmark range for Control Premiums that applies specifically to AWPT4. We have then considered whether the premium paid for control of AWPT4 based on the historic NTA at 30 June 2005, is above, below or within this control premium range of 6.18% and 9.03%. as detailed hereunder:

AWPT4	Appendix Ref.	Control Premium Low	Control Premium High
Historic NTA Control Premium Paid by APG Securityholders for AWPT4	Appendix A Section 5	6.21%	6.21%
Historic NTA Control Premium Range from Comparable Transactions within the Commercial and Industrial Property Sectors	Appendix C	6.18%	9.03%

This indicates that the control premium paid by APG Securityholders based on historic NTA at 30 June 2005 is at the low end but within the market evidence range of control premiums of comparable transactions that relate more specifically to AWPT4's property portfolio.

While the above indicates that the pricing is fair for APG Securityholders, we have not considered fairness in isolation, but rather, we have assessed fairness in conjunction with reasonableness issues identified in Appendix D & E, to form an overall conclusion. In particular Appendix E Section 3 is a notable consideration as there is a potential negative impact on the NTA of AWPT4, which would have the effect of increasing the premium paid by Securityholders for those assets.



APPENDIX B – FAIRNESS ASSESSMENT OF AWPT5

1. NTA VALUATION OF AWPT5

As detailed in Section 9 of this Report, NTA has been used to value AWPT5. As the majority of AWPT5's assets consist of passive property investments, all property investments of AWPT5 have been valued at market value as at 30 June 2005 by independent property valuers.

Savills Pty Limited ("**Savills**" or "**the Independent Valuer**") was engaged by AWIL, to value the portfolio of properties as at 30 June 2005. The summary of the valuation reports at 30 June 2005 is included in Section 10.2 of the EM.

Savills has adopted the DCF approach as its primary valuation methodology for each of the properties and the Capitalisation of Net Income and Direct Comparison approaches as secondary valuation methodologies.

We have valued AWPT5 on a historic basis as at 30 June 2005. The historic valuation is based on the statement of financial position as at 30 June 2005. We have excluded borrowing costs that have been capitalised for accounting purposes as a Unitholder would receive no benefit from these types of assets when assuming the realisation value.

The indicative NTA for the Trust under the historic valuation is provided below.

AWPT5	Historic As At 30 June 2005 ($'000)
Current Assets	
Cash	4,003
Prepaid Borrowing Costs	437
GST Receivable	16
Prepayments	449
Total Current Assets	4,905
Non Current Assets	
Property Investments (1)	127,495
Total Non Current Assets	127,495
Total Assets	**132,400**
Current Liabilities	
Accounts Payable	3,009
Distributions Payable	1,189
Other	653
Total Current Liabilities	4,851
Non Current Liabilities	
Post Construction Debt	67,427
Other	186
Total Non Current Liabilities	67,613
Total Liabilities	**72,464**
Net Assets	**59,936**
Less	
Capitalised Borrowing Costs	437
NTA (excluding capitalised borrowing costs)	**59,499**
Units on Issue	50,000
NTA/Unit	**$1.190**

Source: Audited Financial Accounts as at 30 June 2005 (prepared under AGAAP)
Note (1): Property Investments have been revalued on Independent Valuation Reports as at 30 June 2005.



2. INDEPENDENT PROPERTY VALUATIONS REVIEW

Investment property asset values are based on independent property valuations. We have had access to the independent property valuations performed for the AWPT5 property portfolio as at 30 June 2005. We reviewed the valuations performed to confirm that there were no issues or anomalies within the valuations that would materially impact on the value of AWPT5.

Our review procedures included a general review and assessment of the methodologies and discount and capitalisation rates underlying all valuations, together with a detailed review of selected independent property valuations and their underlying key assumptions, including:

- Property valuation vs. book value
- Lease expiry profile
- Vacancy and incentive allowances
- Capital expenditure budgets
- Discount rates
- Capitalisation rates

The independent property valuations adopted either two or three methodologies (including DCF and FME), all of which materially reconciled.

A well-regarded and reputable independent property valuer has prepared the independent property valuations.

We set out a summary of the ranges of discount and capitalisation rates used in the independent property valuations, in the table below:

AWPT5	30 June 2005	
	Low %	High %
Discount Rates	9.00	10.00
Capitalisation Rates	7.50	8.50

Based on the detailed reviews conducted, no issues or anomalies came to our attention during our review, which would cause us to believe that the independent valuations were not a reasonable assessment of the properties held by AWPT5 as at 30 June 2005.

Our review did however reveal two notable issues relating to properties within the AWPT5 portfolio. The first issue concerns the Eastern Creek property in New South Wales currently tenanted by SWADS. We have adopted the higher of two valuations in our assessment of NTA, however this property may incur a write down in value due to the existence of an option to purchase the land in favour of the tenant's previous shareholder. There are conflicting legal opinions as to whether or not the option is still legally binding as the shareholder (to whom the option is granted) of the tenant has since sold their share in the tenant to Australia Post. The implications of this issue are further discussed at Appendix E, Section 2.

The second issue concerns the two properties within the AWPT5 portfolio tenanted by LG Electronics Australia; one in South Australia and the other in New South Wales. Both properties are presently subject to expansion proposals which if approved would result in an increase in their values. By accepting the Proposal, Securityholders are gaining the opportunity for increased returns from these two properties. Refer Appendix D, Section 4.

We have received confirmation from AWIL that the material assumptions underlying independent property valuations reviewed remain applicable at the date of this Report.

3. HISTORICAL NTA VALUATION SUMMARY

The NTA valuation on realisation of AWPT5 excluding capitalised borrowing costs is summarised in the table below:

Historic NTA Valuation[1]	Appendix B Reference	NTA
NTA Value of AWPT5 ($'000)	1	59,499
NTA per unit AWPT5 ($)	1	**$1.190**

Note (1): Historical NTA has been used to allow comparison to comparable recent transactions in the market, also measured at historical NTA.

We have assessed that the other assets and liabilities included in the Statement of Financial Position at 30 June 2005 of AWPT5 are stated at fair value and have not materially changed as at the date of this Report.

4. VALUE OF THE CONSIDERATION PAYABLE

4.1 NTA Calculation

Under the Proposal, the cash consideration offered to AWPT5 Unitholders is based on the net asset value of AWPT5 as at 30 June 2005, inclusive of capitalised borrowing costs.

The net asset value calculation (including capitalised borrowing costs) is summarised in the table below:

AWPT5	Appendix B Reference	Net Assets ($'000)
NTA (excluding capitalised borrowing costs and prepayments)	1	59,499
Add: Capitalised borrowing costs	1	437
Net Asset Value (inclusive of capitalised borrowing costs)		59,936
Units on Issue		50,000
Net Asset Value /Unit		**$1.199**

4.2 Cash Consideration

Under the Proposal, the total cash consideration offered to Unitholders (excluding distribution and performance fee adjustment) is calculated as follows:

Cash Offer Valuation	Reference	AWPT5 ($'000)
Net Asset Value as at 30 June 2005	4.1	59,936
Projected Asset Growth [1]		956
Net Assets + Projected Asset Growth		60,892
4 % Premium (As Advised in AWPT5 Information Memorandum)		2,436
Net Assets + Projected Asset Growth + 4 % Premium		63,328
Units on Issue		50,000
Cash consideration per unit as at 30 September 2005		**$1.267**

Note (1): This is to reflect projected asset growth from 30 June 2005 to 30 September 2005. Calculated as 0.75% (or 0.25% per month) of Gross Property Assets of $127,495,000.



5. HISTORIC VALUE OF AWPT5 ACQUIRED COMPARED TO CONSIDERATION PAID

The following table summarises our assessment of the value of AWPT5 as at 30 June 2005 under the terms of the Proposal, compared to the consideration to be paid to AWPT5 Unitholders.

Historic Valuation AWPT5	Appendix B Reference	$/Unit
Value of Unit in AWPT5	1	1.190
Cash Consideration	4	1.267
Cash Consideration Premium		6.47%

In transactions where 100% interest is being acquired, a premium for control is normally included. This is analysed further in Appendix C.

6. CONCLUSION

To assess the fairness of the Proposal we have employed a comparability rating system having regard to the industrial property sector, to produce a benchmark range for control premiums that applies more specifically to AWPT5. We have then considered whether the premium paid for control of AWPT5 based on the historic NTA at 30 June 2005, is above or below this control premium range of 6.78% and 9.03%, as detailed hereunder:

AWPT5	Appendix Reference	Control Premium Low	Control Premium High
Historic NTA Control Premium Paid by APG Securityholders for AWPT5	Appendix B Section 5	6.47%	6.47%
Historic NTA Control Premium Range from Comparable Transactions within the Industrial Property Sector	Appendix C	6.78%	9.03%

This indicates that the control premium paid by APG Securityholders based on historic NTA at 30 June 2005 is below the market evidence range of control premiums of comparable transactions that relate more specifically to AWPT5's property portfolio.

While the above indicates that the pricing is fair for APG Securityholders, we have not considered fairness in isolation, but rather, we have assessed fairness in conjunction with reasonableness issues identified in Appendices D & E, to form an overall conclusion. In particular Appendix E, Section 2 is a notable consideration as there is a potential negative impact on the NTA of AWPT5, which would have the effect of increasing the premium paid by Securityholders for those assets.



APPENDIX C – PREMIUM FOR CONTROL

1. PREMIUM FOR CONTROL - COMPARABLE TRANSACTIONS

Investment fundamentals dictate that the value of 100% of a trust is normally greater than the sum of values attributable to the units of that trust based on transactions in minority unitholdings.

The difference between the value of 100% of a trust and the total of the value of minority unitholdings is referred to as a "premium for control" taking into account synergistic benefits for the acquirer. Control of a trust by a unitholder gives that unitholder rights to which minority unitholders are not entitled, including control of trust policy and strategies and use of the cash flow of the trust, as well as potential "economies of scale" advantages.

Whilst control premiums exist for 100% acquisitions of listed property trusts, historical transactions indicate that the premiums are significantly less than that applying to corporate merger and acquisition activity, although this difference has decreased in recent times.

To make an assessment of the control premium that may be applicable under this Proposal, we have had regard to recent takeovers and mergers of wholesale and listed property trusts.

The transactions chosen are similar to the Proposal in that all transactions had the consent and support of the targets (or their responsible entities). Accordingly, they were termed "friendly". The acquisition currently proposed is also considered "friendly".

The following table reflects the consideration offered to the target's non-associated unitholders compared to the historic NTA of the target. As these are all historic NTA's we have had regard to the historic NTA value of AWPT4 & 5 to ensure equitable comparison.

Transactions that were hostile in nature and where the bidder was a stapled security with no external manager have generally been excluded, as such transactions are not considered to be representative of the Proposal at hand. (In such transactions, higher control premiums were paid than those detailed below.) Refer to Section 2 for further discussion on hostile counter offers.



Target Trusts	Bidder	Transaction Date	Consideration	(Discount) /Premium on NTA of Target
Australian Prime Property Fund Retail – 19% holding (Suncorp Life)	Lend Lease	April 2005	Cash	10%
Prime Retail Group	Centro Property Group	July 2004	Scrip	14.0%
Australian Growth Properties	Trans Tasman Properties	Jan 2004	Cash	(16.7%)
Australand Wholesale Property Trust 3	**Australand Holdings Limited**	**May 2004**	**Cash**	**7.8%**
Australand Wholesale Property Trust 1	**Australand Holdings Limited**	**Nov 2003**	**Cash**	**8.8%**
Australand Wholesale Property Trust 2	**Australand Holdings Limited**	**Nov 2003**	**Cash**	**8.1%**
AMP Industrial Trust	Macquarie Goodman Industrial	Sept 2003	Cash/Scrip	24.5%
Principal Office Fund	Investa	July 2003	Scrip	2.2%
AMP Diversified Trust	Stockland	July 2003	Cash/Scrip	20.6%
IPOH Limited	Reco Bay (NSW)	July 2003	Cash	2.9%
AMP Shopping Centre Trust	Westfield Trust	May 2003	Cash	21.8%
CFS Industrial Trust	Macquarie Goodman Industrial Trust	April 2003	Cash	5.3%
Homemaker Property Trust	General Property Trust	Oct 2001	Cash	12%
2 Park Street Trust	Macquarie Office Trust and General Property Trust	Nov 2001	Cash	(7.1%)
Darling Park Trust	General Property Trust and AMP Office Trust	May 2000	Cash/Scrip	(1.7%)
BT Office Trust	BT Property Trust	June 2000	Cash/Scrip	(0%)
Macquarie Industrial Trust	Macquarie Goodman Industrial Trust	Sept 2000	Scrip	1.5%
CFDT	CFT	Nov 1999	Scrip	(5.2%)
CFCT	CFT	Nov 1999	Scrip	(2%)
CFIT	CFT	Nov 1999	Scrip	3.4%
CRT	CFT	Nov 1999	Scrip	1.6%

Sources: Independent Expert's Reports
Note: The above have all been calculated based on latest available historic NTA values.

To ascertain a suitable control premium benchmark, we have employed a comparability rating system. Under this system, we used a sliding scale of 0 to 5, where 5 represents the most comparable portfolios to the acquisition of AWPT4, AWPT5 and AWPT4 & 5. The ratings have then been used to further analyse the control premium range to which we can benchmark the Proposal (see Section 3 of this Appendix).

In assessing the available market evidence for premiums to NTA, we note that the most comparable transactions relate to those that have taken place in the wholesale market. However all the available wholesale market evidence relates to transactions that have involved Australand, which is a related party to the Proposal at hand. For this reason we have also had regard to arms length transactions that occurred in the listed property trust market.

Applying a comparability rating system to the transactions in the above table produces a lower end range of 6.18% for the industrial and commercial property sectors.

Applying the comparability rating system and having regard to just the industrial property sector produces a lower end range of 6.78%.



For those transactions in the table that proceeded at discounts to historic NTA, it is important to note the effect of ASX pricing. All such transactions occurred at a time when the Listed Property Trust in question was trading at a significant discount to its historic NTA value. The offers made to those unitholders were pitched at a premium to what they could sell their units for on the market, but still below historic NTA. In the circumstances it was reasonable for those unitholders to accept the offers.

Under the current Proposal there is no ASX pricing to compare to and thus no downward pressure on the offer price compared to the historic NTA. We have therefore ignored those transactions in the table above that proceeded at a discount to NTA, when determining the upper range of control premiums.

The average of premiums to NTA, excluding negative results and without use of the comparability rating system, represents our higher end range of 9.03% for both trusts.

2. LIKELIHOOD OF A HOSTILE COUNTER OFFER

A hostile transaction is typically not supported by the responsible entity of the target and/or there may be competing bidders in the market. Neither of these characteristics are present in relation to the current Proposal.

The independent directors of AWIL, the responsible entity of the Trusts, support the Proposal made to AWPT4 and AWPT5 unitholders in the absence of a superior offer. In addition, the possibility of competing bidders who are willing to provide a higher offer to the Unitholders is unlikely due to the substantial exit fees and performance fees attached to AWPT4 and AWPT5 upon the success of a third party bid (as described in Section 7 and 8 of this Report) and the significant shareholding of Australand (6.6% in AWPT4 and 10% in AWPT5). Pre-emptive rights in favour of Australand provide a further deterrent to other bidders.

A 7 to 10% "block" has not succeeded in the past in avoiding hostile takeovers in other transactions, but it is an influencing factor. However, it is more the fees and pre-emptive rights outlined in Section 7 and 8 of this Report that would be triggered, should a hostile takeover occur, that in our opinion, would minimise the chances of such a counter offer occurring.

For this reason we have considered only the control premium paid on comparable friendly transactions in our assessment of an appropriate control premium.

Further we are not aware of any alternative offer that has been or may be made to Unitholders, at the date of this Report.



3. CONCLUSION

To assess the fairness of the Proposal we have employed a comparability rating system, to assist in producing a benchmark range for Control Premiums for the Proposal applicable to the acquisition of AWPT4 & 5. These control premium ranges are set below:

AWPT4 Commercial & Industrial Property Sectors	Control Premium	
	Low	High
Historic NTA Control Premium Range from Comparable Transactions	6.18%	9.03%

AWPT5 Industrial Property Sector	Control Premium	
	Low	High
Historic NTA Control Premium Range from Comparable Transactions	6.78%	9.03%

AWPT4 & 5 Commercial & Industrial Property Sectors	Control Premium	
	Low	High
Historic NTA Control Premium Range from Comparable Transactions	6.18%	9.03%



APPENDIX D – REASONABLENESS ASSESSMENT - ADVANTAGES

We have considered the position of Securityholders if the Proposal is accepted by all parties and have taken into account the following advantages and disadvantages in this assessment. In this regard we have also considered the position if the unitholders of only AWPT4 or AWPT5 or both AWPT4 & 5 Unitholders accept their respective acquisition Proposal.

1 INCREASE IN EARNINGS PER SECURITY

The tables below show the incremental impact of the Proposals on earnings per security ("**EPS**") for Securityholders.

Our analysis uses the forecasted earnings of AWPT4 and AWPT5 for the year ending 31 December 2006, being the first full year of rental income for these trusts. The stand-alone forecasted earnings for AWPT4 and AWPT5 have also been adjusted to take account for the implementation of the stapling transaction.

1.1 Acquisition of AWPT4 Only

The table below shows the incremental impact on EPS for Securityholders of the AWPT4 Acquisition only.

AWPT4 Only	Year ending 31 December 2006
Forecast Incremental Earnings per APG Security (EPS)	0.4c

Source: EM

Securityholders should receive an increase in EPS of 0.4 cents if only AWPT4 is acquired.

1.2 Acquisition of AWPT5 Only

The table below shows the incremental impact on EPS for Securityholders of the AWPT5 Acquisition only.

AWPT5 Only	Year ending 31 December 2006
Forecast Incremental Earnings per APG Security (EPS)	0.2 c

Source: EM

Securityholders should receive an increase in EPS of 0.2 cents if only AWPT5 is acquired.

1.3 Acquisition of both AWPT4 and AWPT5

The table below shows the incremental impact on EPS for Securityholders of the AWPT4 and AWPT5 acquisitions.

Both Trusts Acquired	Year ending 31 December 2006
Forecast Incremental Earnings per APG Security (EPS)	0.6 c

Source: EM

This indicates forecast EPS should increase by 0.6 cents if both acquisition Proposals are accepted.

1.4 Conclusion on EPS

Care needs to be taken in analysing these results as they combine historical performance of APG with the forecast performance of AWPT4 & 5, which represents an imperfect comparison.

Notwithstanding the above, the potential increases in EPS, post the acquisition Proposals in relation to AWPT4 only, AWPT5 only and both AWPT4 & 5, represent an advantage to Securityholders. For further information please refer to Section 4 of the EM.

2. CHANGE IN INDUSTRY DIVERSIFICATION

The current industry diversification of APG by market value as at 30 June 2005 is shown in the graph below.


APG - Industry Diversification
Car Park
2%
Industrial
40%
Office
58%

The addition of AWPT4, AWPT5 or both AWPT4 & 5 to the existing stapled security will change the sector weighting of APG's property investments.

Acquisition of AWPT4 results in a higher weighting towards the office sector and is therefore not a diversification advantage. Refer Appendix E Section 7.

2.1 Acquisition of AWPT5 Only

The sector profile of APG as at 30 June 2005 assuming the acquisition of AWPT5 is shown in the graph below:


APG + AWPT 5 - Industry Diversification
Car Park
2%
Industrial
49%
Office
49%

The addition of the AWPT5 property portfolio will increase the industrial weighting compared to the existing structure outlined above. The acquisition of AWPT5 is an advantage to Securityholders because the sector weighting is more evenly distributed.

2.2 Acquisition of AWPT4 & 5

The sector profile of APG as at 30 June 2005 assuming the acquisition of AWPT4 & 5 is shown in the graph below:


APG + AWPT 4 & 5 - Industry Diversification
Car Park
1%
Industrial
45%
Office
54%

The addition of AWPT4 & 5 property portfolios will reduce the commercial weighting and increase the industrial weighting compared to the existing structure outlined above. The acquisition of AWPT4 & 5 is an advantage to Securityholders because the sector weighting will become more evenly distributed.



3 GEOGRAPHIC DIVERSIFICATION

APG currently holds properties in NSW, Victoria, Queensland, Western Australia and South Australia in the proportions, by market value as at 30 June 2005, outlined in the graph below:


APG - Geographic Diversification
WA
1%
VIC
28%
SA
1%
QLD
9%
NSW
61%

As Australand is a diversified property group, further geographic diversification of the underlying property portfolio is considered an advantage to Securityholders

3.1 Acquisition of AWPT4 Only

The geographic profile of APG as at 30 June 2005 assuming the acquisition of AWPT4 is shown in the graph below:


APG +AWPT 4 - Geographic Diversification
WA
1%
VIC
35%
SA
1%
QLD
7%
NSW
56%

The addition of the AWPT4 property portfolio will increase the geographic diversification of APG, compared to the existing structure outlined in Section 3 above. Accordingly, the acquisition of AWPT4 is an advantage to Securityholders. The overall effect will be a re-weighting toward Victoria away from New South Wales.

3.2 Acquisition of AWPT5 Only

The geographic profile of APG as at 30 June 2005 assuming the acquisition of AWPT5 is shown in the graph below:


APG +AWPT 5 - Geographic Diversification
WA
1%
VIC
28%
SA
2%
QLD
11%
NSW
58%

The addition of the AWPT5 property portfolio will increase the geographic diversification of APG, compared to the existing structure outlined in Section 3 above. Accordingly, the acquisition of AWPT5 is an advantage to Securityholders. The overall effect will be a re-weighting towards Queensland and South Australia, away from New South Wales.

3.3 Acquisition of Both AWPT4 and AWPT5

The combined geographic profile of property investments held by AWPT4, AWPT5 and APG as at 30 June 2005, is shown in the graph below:


APG +AWPT 4 & 5- Geographic Diversification
WA
1%
VIC
34%
SA
1%
QLD
8%
NSW
56%



The addition of both AWPT4 and AWPT5 to APG increases the geographic diversification compared to the existing structure as outlined in Section 3 above. The overall result will increase APG's exposure to the Victorian property market and reduce its exposure to the NSW and Queensland property markets. The acquistion of the AWPT4 & 5 property portfolios increases the diversification of APG and is therefore an advantage to Securityholders.

4 PROPOSED EXPANSION OF LG PROPERTIES

Two of the properties in the AWPT5 portfolio are currently tenanted by LG Electronics Australia. One property is located at Adelaide Airport in South Australia and the other at Eastern Creek in New South Wales. Both properties are subject to options over expansion land, which LG has exercised as part of their proposals to expand the existing office/warehouse building situated on each property.

The expansion proposals are subject to approval by the relevant authorities. If approved and completed, the expansions would increase the rental income and also lead to an appreciation in the value of the two properties concerned.

4.1 As at 30 June 2005, the South Australian property has been valued at $4,425,000 "As Is With Regard To The Proposed Expansion". This value has been used in our fairness assessment. However, the property has also been valued at $6,325,000 on an "As If Complete" basis. Set out below is the calculation of the premium to NTA if the alternate "As if Complete" value is adopted.

Historic Valuation AWPTS	Appendix B Ref	$/Unit
Value of Unit in AWPT5 [1]		1.228
Cash Consideration	4	1.267
Theoretical Cash Consideration Premium to NTA		3.2%

Note: (1) Amended to reflect alternate LG – Adelaide Airport property valuation

4.2 As at 30 June 2005, the New South Wales property has been valued at $38,100,000 "As Is With Regard To The Proposed Expansion". Again this value has been used in our fairness assessment. The value on an "As If Complete" basis is $45,000,000. Set out below is the calculation of the premium to NTA if the alternate "As if Complete" value is adopted.

Historic Valuation AWPTS	Appendix B Ref	$/Unit
Value of Unit in AWPT5 [1]		1.328
Cash Consideration	4	1.267
Theoretical Cash Consideration Discount to NTA		-4.6%

Note: (1) Amended to reflect alternate LG – Eastern Creek property valuation

4.3 We have adopted the lower "As Is, With Regard To The Proposed Expansion" values for the two LG properties in our valuation of AWPT5 under the Proposal. These property valuations best reflect the current value of the properties. In this regard it is important to note that the sensitivities in the above two tables do not take into account the cost to AWPT5 of developing the properties.

However by accepting the Proposal, Securityholders may potentially benefit from the higher rental income and the increased values of the two LG properties should LG's proposed expansions gain approval and achieve completion. Such higher property value would translate to a more advantageous price being paid by Securityholders for AWPT5.



5 PERFORMANCE MANAGEMENT FEE RECEIVABLE

As detailed in Sections 7.5 and 8.5 of the Report, AWIL is entitled to receive a performance fee upon a number of events, including realisation of the Trust properties and replacement of AWIL as responsible entity. The responsible entity has calculated that the full value of the performance fees as at 30 June 2005 would be $7,736,091 and $5,480,521 for AWPT4 and AWPT5 respectively.

5.1 AWPT4

The Proposal includes recognition of 50% of the performance fee. The total fee is in fact being waived by AWIL, however, Securityholders will receive this benefit on accepting the Proposal, as the cash consideration being paid to AWPT4 unitholders is being reduced by $3,868,046. In previous Australand transactions being, AWPT, AWPT2 and AWPT3, 100% of the performance fee was waived without this further adjustment. Compared to these precedents, this is an advantage to Securityholders of accepting the Proposal.

However, a mitigating factor to this advantage is that APG is entitled to charge AWPT4 the full amount of $7,736,091, but in effect has only gained half the benefit of the performance fee.

5.2 AWPT5

The Proposal includes recognition of 50% of the performance fee. The total fee is in fact being waived by AWIL, however, Securityholders will receive this benefit on accepting the Proposal, as the cash consideration being paid onto AWPT5 unitholders is being reduced by $2,740,261. Again in previous Australand transactions being, AWPT, AWPT2 and AWPT3, 100% of the performance fee was waived without this further adjustment. Compared to these precedents, this is an advantage to Securityholders of accepting the Proposal.

However, a mitigating factor to this advantage is that APG is entitled to charge AWPT5 the full amount of $5,480,521, but in effect has only gained half the benefit of the performance fee.

6 INCREASE OF INVESTMENT INCOME

The medium-term strategic earnings mix for APG has been stated to be 65% investment property income and 35% development income (from AHL). For the half year ended 30 June 2005, passive investment property income comprised 50% of Australand earnings (including revaluations, under AIFRS accounting concepts).

If the Proposals to acquire, either AWPT4, AWPT5 or both AWPT4 & 5 proceed, there will be an increase in the amount of passive investment income earned by Australand which is seen as beneficial to Securityholders. This is an advantage to Securityholders under all of these scenarios as it moves Australand closer to the stated medium-term strategic earnings mix. Further, this increased proportion of passive investment income brings Australand closer to classification as a Listed Property Trust within the S&P/ASX 200 Property Trust Index ("LPT Index"), which is seen as beneficial to Securityholders.



7 LOWER COST OF CAPITAL

The impact of the change in earnings profile described in Appendix D, Section 6 above, would reduce the volatility of Australand's earnings should the Proposal proceed. Additionally, there are increased property assets against which to secure funding. These factors should lower the cost of capital.

A mitigating consideration to a lower cost of capital is the higher level of gearing for Australand, should the Proposal proceed as per Appendix E, Section 1. This would normally result in a higher cost of capital. However, we note that although our assessment has been carried out on the assumption that the Proposal is fully debt funded, it is likely that a Hybrid Security issue will occur separate to the Proposal at hand (Refer Section 10.2). Under this scenario, the gearing level achieved by Australand post Proposal would decrease.

8 LISTED PROPERTY MARKET SENTIMENT

The listed property market reached a historical peak in terms of ASX performance in early 2005 as shown in the graph below. However, between January 2005 and May 2005 a series of announcements - including Mirvac's profit downgrade and Multiplex's Wembley Stadium costs blow out - shifted market sentiment and saw the ASX LPT200 Accumulation Index decline. In recent months, the market has regained confidence in the LPT sector and the Index achieved a new peak in early July.


ASX LPT200
Accumulation Index
30000
29000
28000
27000
26000
25000
24000
23000
22000
Jul 2004
Aug 2004
Sep 2004
Oct 2004
Nov 2004
Dec 2004
Jan 2005
Feb 2005
Mar 2005
Apr 2005
May 2005
Jun 2005
Jul 2005

As the acquisition of AWPT4, AWPT5, or both AWPT4 & 5 will bring Australand closer to classification as an LPT, the continuing longer term positive sentiment towards the LPT market and stapled securities in particular is an advantage of accepting the Proposal.

9 INCREASED MARKET CAPITALISATION

If the Proposal is approved and more particularly if the planned capital raising of up to $275 million proceeds, which appears likely at the date of this Report, the market capitalisation of APG will also increase. Such an increase should assist in gaining further investor interest, especially from institutional property investors. This may have a positive effect on APG's ASX pricing and in turn a positive effect on APG's ability to raise further capital.

10 MANAGEMENT FOCUS

AWPT 4 & 5 are the last in a series of wholesale property trusts released by Australand. AWIL acting as responsible entity for the wholesale trusts, carries out the management process for property investment assets in the interests of the external unitholders of these trusts, whilst Australand carries out its ordinary activities in the interests of Securityholders

If the Proposal is accepted, Australand will no longer manage trusts involving external unitholders, which will enable Australand to focus solely on the interests of Securityholders in carrying out its ordinary activities. This is seen as a benefit to Securityholders.

11 LEASE EXPIRY PROFILE

At present, APG has an average lease expiry profile, weighted on base rent, of 7.5 years. The earliest lease expiry within the AWPT4 and AWPT5 portfolios occurs in 2011.

The addition of either AWPT4, AWPT5 or both to the existing stapled security will further improve the average lease expiry profile of the proposed new stapled security and is an advantage of accepting the Proposal, as detailed hereunder.

11.1 Acquisition of AWPT4 Only

The lease expiry profile of AWPT4 properties is shown in the graph below:




AWPT 4 - Lease Expiry Profile
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Years
9.5
8.1
8.7
9.0
9.1
Freshwater Place
Tower B, Mascot
Huntingwood
Smeaton Grange
AWPT 4 Average

Sources: Australand Acquisition Tables

AWPT4 has an average lease expiry, weighted on base rent, of 9.1 years. This strong expiry profile is due to the recent completion and letting of AWPT4 properties and is favourable compared to APG's existing average lease expiry of 7.5 years. The acquisition of AWPT4 will improve the overall lease expiry profile of APG, and is therefore an advantage of accepting the Proposal to acquire AWPT4.



11.2 Acquisition of AWPT5 Only



The lease expiry profile of AWPT5 properties is shown in the graph below:


AWPT 5 - Lease Expiry Profile
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Years
8.7
9.2
8.3
8.9
6.3
9.2
8.9
7.1
8.6
8.6
SWADS, Eastern Creek
LG, Eastern Creek
GMC, Tullamarine
INC, Dandenong
BAM, Dandenong
LAM, Murarrie
TM, Carole Park
NAB, Brisbane Airport
LG, Adelaide Airport
AWPT 5 Average

Sources: Australand Acquisition Tables

AWPT5 has an average lease expiry, weighted on base rent, of 8.6 years. This strong expiry profile is due to the recent completion and letting of AWPT5 properties and is favourable compared to APG's existing average lease expiry of 7.5 years. The acquisition of AWPT5 will improve the overall lease expiry profile of APG, and is therefore an advantage of accepting the Proposal to acquire AWPT5.

11.3 Acquisition of Both AWPT4 and AWPT5



The lease expiry profile of AWPT4 and AWPT5 properties combined is shown in the graph below:


AWPT 4 & 5 Combined - Lease Expiry Profile
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Years
9.5
8.1
8.7
9.0
8.7
9.2
8.3
8.9
6.3
9.2
8.9
7.1
8.6
8.9
Freshwater Place
Tower B, Mascot
Huntingwood
Smeaton Grange
SWADS, Eastern Creek
LG, Eastern Creek
GMC, Tullamarine
INC, Dandenong
BAM, Dandenong
LAM, Murarrie
TM, Carole Park
NAB, Brisbane Airport
LG, Adelaide Airport
Average AWPT 4 & 5

Sources: Australand Acquisition Tables



12.2 Acquisition of AWPT5 Only

The properties owned by AWPT5 have 8 tenants in total, 6 of which would be new tenants to APG if the AWPT5 proposal only was accepted. All properties in the AWPT5 portfolio are fully tenanted. The addition of AWPT5 only to the existing APG stapled security will add an additional 6 tenants to APG, broaden APG's tenant mix and reduce APG's reliance on its existing major tenants, further diversifying APG's income stream:


APG + AWPT 5 - Top 10 Tenants by Income
National Australia Bank Limited
TNT Australia Pty Ltd
Cadbury Schweppes Pty Limited
LG Electronics Australia
State Government of NSW (SRA)
Laminex Group Limited
Australand Property Group
Coles Myer Limited
Commonwealth Government of Australia
Nestle Australia Limited
3.5%
4.5%
4.7%
5.0%
5.0%
5.1%
6.0%
6.9%
7.2%
9.9%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
% of Portfolio Income

Sources: *Australand Acquisition Tables*

Should the AWPT5 proposal only be accepted, the resulting change in tenant mix and further diversification in APG's income stream is an advantage to those investors wishing to further diversify the income from their investment and reduce their reliance on APG's major tenants.

12.3 Acquisition of Both AWPT4 and AWPT5

The properties owned by both AWPT4 and AWPT5 combined have 27 tenants in total, 21 of which would be new tenants to APG if both proposals were accepted. As discussed above, all properties in the AWPT4 and AWPT5 portfolios are fully tenanted with the exception of the Freshwater Place building in Southbank, Victoria which has a rent guarantee from APG for any unlet space for a five year period from practical completion.

The addition of both AWPT4 and AWPT5 will result in APG's property portfolio having a mix of 55 tenants, the top 10 of which would comprise 55.4% (down from 63.2%) of total income from the portfolio, represented graphically below:


APG + AWPT 4 & 5 - Top 10 Tenants by Income
Cadbury Schweppes Pty Limited
3.6%
LG Electronics Australia
3.8%
State Government of NSW (SRA)
3.8%
Laminex Group Limited
3.9%
Qantas Airways Ltd.
4.2%
Australand Property Group
4.8%
PriceWaterhouseCoopers
5.1%
Commonwealth Government of Australia
5.5%
Nestle Australia Limited
7.5%
Coles Myer Limited
13.1%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
14.0%
% of Portfolio Income

Sources: Australand Acquisition Tables

Should both of the AWPT4 and AWPT5 proposals be accepted, the resulting change in tenant mix and further diversification in APG's income stream is an advantage to those investors wishing to further diversify the income from their investment and reduce their reliance on APG's major tenants (with the exception of Coles Myer Ltd).

13 TAX ADVANTAGE THROUGH INCREASE IN INCOME COMPONENT FROM TRUSTS

Should the Proposal proceed, Securityholders will receive a higher component of trust income compared to company income from APG. It is unlikely that either Division 6B or Division 6C of the Income Tax Assessment Act will apply. Accordingly, that higher component of trust income received will be subject to ordinary "flow-through" trust taxing provisions of Division 6 of that Act. This means that such higher component trust income will be received prior to application of any income tax, which is an advantage to Securityholders.



APPENDIX E – REASONABLENESS ASSESSMENT - DISADVANTAGES

1 HIGHER GEARING LEVELS

The gearing ratio (total interest bearing debt to total tangible assets) of Australand as at 30 June 2005 is 33%. The Pro Forma Statement of Financial Position provided by Australand indicates that the gearing ratio will increase to 43% upon acceptance of the acquisition Proposal, assuming both AWPT4 and AWPT5 are acquired under the cash offer and the acquisitions are 100% debt funded.

Management's long-term intention is to reduce APG's gearing level through the use of equity to fund capital expenditure.

Notwithstanding the above, the expected higher gearing level (assuming the cash offer is debt funded) of APG post Proposal represents a disadvantage to the Securityholders.

A mitigating consideration to this disadvantage is that although we have assumed the proposal is fully debt funded, the Hybrid Security Issue which appears likely to proceed (refer Section 10.2) would immediately reduce APG's debt levels.

1.1 Acquisition of AWPT4 Only

A comparison between the pro forma gearing pre and post the AWPT4 acquisition based on the Pro forma Statements of Financial Position in Section 10 is provided below:

AWPT4 Only	Australand As At 30 June 05	APG Post Acquisition As At 30 June 05
Gearing Level	33%	40%

Source: Australand Half year Accounts 30 June 2005, Pro Forma Financial Information provided by Australand

1.2 Acquisition of AWPT5 Only

A comparison between the pro forma gearing pre and post the AWPT5 acquisition based on the Pro forma Statements of Financial Position in Section 10 is provided below:

AWPT5 Only	Australand As At 30 June 05	APG Post Acquisition As At 30 June 05
Gearing Level	33%	36 %

Source: Australand Half Year Report 30 June 2005, Pro Forma Financial Information provided by Australand

1.3 Acquisition of AWPT4 and AWPT5

A comparison between the pro forma gearing pre and post the AWPT4 and AWPT5 acquisition based on Pro forma Statements of Financial Position in Section 10 is provided below:

Both Trusts Acquired	Australand As At 30 June 05	APG Post Acquisition As At 30 June 05
Gearing Level	33%	43%

Source: Australand Half Year Accounts 30 June 2005, Pro Forma Financial Information provided by Australand



2 OPTION TO PURCHASE EASTERN CREEK (SWADS) PROPERTY IN AWPT5

On 5 March 2004, AWPT5 entered into an agreement with J R Haulage Pty Limited (trading as SWADS) ("JRH") and Lynton Holdings Pty Limited in which it granted JRH a 10 year lease of the property with two 5 year options to renew, and granted Lynton a call option to purchase the land, exercisable at the end of year 5 and year 10. JRH has since been acquired by Australia Post, but remains tenant of the Wallgrove Road Eastern Creek property.

Conflicting legal views have arisen as to whether the sale of JRH has the legal effect of contractually extinguishing the option to purchase the land in favour of Lynton Holdings Pty Ltd.

The Independent Valuer has provided valuations of the SWADS property subject to the option to purchase and without the option to purchase. The difference between the valuations under the two scenarios is $3,500,000. BDO Corporate Finance has chosen to adopt the higher valuation of $25,500,000 (ie assuming the option has been extinguished), based on the independent legal advice addressed to AHL.

The uncertainty surrounding the option to purchase the land represents a disadvantage to Securityholders in accepting the Proposal, as Australand Securityholders will assume the risk of a Court decision declaring the option unaffected by the sale of JRH. Should this be the case, the SWADS property would only be valued at $22,000,000, while Securityholders could have effectively acquired the property for $25,500,000.

The table below provides the calculation of the higher premium to NTA that would apply if the alternate lower value of $22,000,000 is adopted. Securityholders should be aware of the potential decrease in value in this asset when considering the Proposal.

Historic Valuation	Appendix B Ref	$/Unit
Value of Unit in AWPT5 (1)		1.120
Cash Consideration	4	1.267
Theoretical Cash Consideration Premium to NTA		13.1%

Note: (1) Amended to reflect alternate SWADS property valuation

3 FRESHWATER PLACE OFFICE TOWER – CONTINGENT COST IN AWPT4

The valuation of Freshwater Place Office Tower does not account for the recently announced Victorian Car Park Levy, because the draft legislation has not been seen. Therefore no adjustment to the value of the property has been made.

The Victorian Government has announced a new "Long Term Stay Car Park Levy" that will apply from 1 January 2006. The levy will apply at a rate of $400 per car parking space per year in 2006, increasing to $800 in 2007 to properties within a boundary that includes Melbourne CBD, and adjacent highly congested areas such as Southbank, Docklands, and St Kilda Road precincts.



The addition of the AWPT4 property portfolio will increase the commercial weighting compared to the existing structure outlined above. Accordingly, the acquisition of AWPT4 is a disadvantage to Securityholders due to potential overweighting in the commercial sector.

8. COMPLEXITY OF GROUP STRUCTURE

Currently Australand is comprised of the securities of one company stapled to the securities of one trust (Refer Section 6 of this Report). Under this structure, two entities have to comply with the ASX and SGX Listing Rules.

If the Proposal is accepted, the resulting structure will comprise one company stapled to three or four trusts (depending on whether approval of AWPT4 only, AWPT5 only, or both AWPT4 & 5 is gained) (Refer Section 3 of this Report). Under these more complex structures, there will be an increase in the number of entities that will have to comply with ASX and SGX Listing Rules and therefore an increase in administrative and compliance costs.



APPENDIX F – VALUATION METHODOLOGIES

Methodologies commonly used for valuing assets and businesses are as follows:

1. Capitalisation of future maintainable earnings ("FME")

This method places a value on the business by estimating the likely FME, capitalised at an appropriate rate which reflects business outlook, business risk, investor expectations, future growth prospects and other entity specific factors. This approach relies on the availability and analysis of comparable market data.

The FME approach is the most commonly applied valuation technique and is particularly applicable to businesses with relatively steady growth histories and forecasts, regular capital expenditure requirements and non-finite lives.

The FME used in the valuation can be based on net profit after tax ("**NPAT**") or alternatives to this such as earnings before interest and tax ("**EBIT**") or earnings before interest, tax, depreciation and amortisation ("**EBITDA**"). The capitalisation rate or "earnings multiple" is adjusted to reflect which base is being used for FME.

2. Discounted future cash flows ("DCF")

The DCF methodology is based on the generally accepted theory that the value of an asset or business depends on its future net cash flows, discounted to their present value at an appropriate discount rate (often called the weighted average cost of capital). This discount rate represents an opportunity cost of capital reflecting the expected rate of return which investors can obtain from investments having equivalent risks.

A terminal value for the asset or business is calculated at the end of the future cash flow period and this is also discounted to its present value using the appropriate discount rate.

DCF valuations are particularly applicable to businesses with limited lives, experiencing growth, that are in a start up phase, or experience irregular cash flows.

3. Net tangible asset value on a going concern basis or realisation basis ("NTA")

NTA is usually appropriate where the majority of assets consist of cash or passive investments. All assets and liabilities of the entity are valued at market value under this alternative and this combined market value forms the basis for the entity's valuation.

Often the FME and DCF methodologies are used in valuing assets forming part of the overall NTA valuation.

SECTION 8.

Taxation Report

Greenwoods
& Freehills

17 August 2005

The Directors
Australand Holdings Limited
Australand Property Limited (as Responsible Entity of
Australand Property Trust)
Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138

Dear Sirs

Australian Taxation Report

We have been requested by Australand Holdings Limited ("**Australand**") and Australand Property Limited ("**APL**"), in its capacity as responsible entity of Australand Property Trust ("**APT**"), to prepare a taxation report to be included in an Explanatory Memorandum dated on or about 18 August 2005. Together, Australand and APT comprise the Australand Property Group.

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such. This report outlines the general Australian taxation implications for Australand Property Group in respect of the proposed merger of Australand Property Group with Australand Wholesale Property Trust No. 4 ("**AWPT4**") and Australand Wholesale Property Trust No. 5 ("**AWPT5**") by stapling the existing Australand Shares and APT Units held as APG Stapled Securities by APG Security Holders to new AWPT4 Units and AWPT5 Units issued to APG Security Holders (the "**Merger Proposal**").

We have only dealt with resident and non-resident APG Security Holders who are individuals, complying superannuation entities and companies that hold their investments on capital account. We have not addressed the tax treatment for APG Security Holders who hold their investments on revenue account such as banks and other trading entities or non-resident APG Security Holders who currently hold APG Stapled Securities (or who will hold APG Stapled Securities) through a permanent establishment in Australia.

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone 61 2 9225 5955 Facsimile 61 2 [illegible]
GPO Box 4992 Sydney NSW 2001 Australia www.gf.com.au DX 482 Sydney

All investors should seek independent professional advice on the consequences of their participation in the transactions, based on their particular circumstances. APG Security Holders who are not resident in Australia must obtain advice on the taxation implications arising in their local jurisdiction.

Terms used in this report, unless stated otherwise, are defined in the same way as they are in the Explanatory Memorandum.

This report is based on the provisions of the *Income Tax Assessment Act 1936*, the *Income Tax Assessment Act 1997*, the *A New Tax System (Goods and Services Tax) Act 1999* and related acts, regulations and Australian Taxation Office ("**ATO**") rulings and determinations applicable as at the date of this report.

1 Background

Under the Merger Proposal:

- Currently, Australand Shares are stapled to APT Units to form APG Stapled Securities;
- APG Security Holders will receive a special fully franked dividend from Australand of $0.01 and a capital distribution from APT of $0.20151 (total being $0.21151) per APG Stapled Security;
- Each APG Security Holder will have the Merger Distribution of $0.21151 compulsorily applied to subscribe for one AWPT4 Unit and one AWPT5 Unit for each APG Stapled Security held;
- All units in AWPT4 and AWPT5 (other than those held by entities in the Australand Property Group and the units issued to APG Security Holders as above) will be redeemed for cash; and
- APG Stapled Securities (comprising one Australand Share and one APT Unit) will be stapled to one AWPT4 Unit and/or one AWPT5 Unit ("**New Stapled Securities**").

2 Tax Considerations

2.1 Special dividend from Australand

The special dividend of $0.01 per Australand Share made to APG Security Holders will be fully franked.

As such, APG Security Holders who are Australian resident individuals, complying superannuation entities and companies will generally be required to include the cash amount of the dividend plus the attached franking credit in their assessable income and will generally be entitled to a tax offset equal to the amount of the franking credit.

To be generally eligible for the franking credit and tax offset, the APG Security Holder must have held the shares "at risk" for at least 45 days (not including the date of acquisition or the date of disposal). This rule should not apply to an APG Security Holder if the APG Security Holder is an individual whose tax offset entitlement (on all shares and interests in shares held) does not exceed $5,000 for the income year in which the franked dividend is paid.

Where the APG Security Holder is an individual, a complying superannuation entity or a registered charity (in certain circumstances), the APG Security Holder will generally be entitled to a refund to the extent that the total franking credits attached to all of the dividends received by the APG Security Holder during a year of income, including dividends received from Australand, exceeds the APG Security Holder's tax liability for the income year.

Non-resident APG Security Holders will generally not be assessable on the amount of the fully franked special dividend received.

2.2 Capital Distribution from APT

The capital distribution of $0.20151 per APT Unit paid by APT to APG Security Holders is not a distribution of income of APT and therefore, subject to the capital gains tax ("**CGT**") provisions (refer below), no amount of the capital distribution should be included in the assessable income of an APG Security Holder.

The capital distribution paid by APT will result in the cost base and reduced cost base of each APT Unit being reduced by up to $0.20151. Any APG Security Holder whose cost base in an APT Unit is less than $0.20151, will make a capital gain to the extent that such cost base is less than this amount.

Certain APG Security Holders who make a capital gain may be eligible for the CGT discount (see 2.6(c) below).

2.3 Subscription for AWPT4 Units and AWPT5 Units

APG Security Holders will acquire new CGT assets, when they subscribe for one AWPT4 Unit and one AWPT5 Unit for each APG Stapled Security held.

The APG Security Holders will be taken as acquiring the AWPT4 Units and AWPT5 Units on the date of issue of the units.

In broad terms, the cost base of an AWPT4 Unit and an AWPT5 Unit is the amount the APG Security Holder paid for them (including incidental costs of acquisition and disposal). As such, this amount should be equal to the amount subscribed for the units and reflect the market value of the units. APG Security Holders will be advised as to the proportion of the total Merger Distribution made by Australand and APT that are applied to subscribe for each AWPT4 Unit and each AWPT5 Unit.

The cost base of these units will be reduced by subsequent tax deferred components of distributions received by the APG Security Holder in respect of these units.

2.4 Stapling

The effect of stapling is to apply restrictions to the transferability of the APT Unit, Australand Share, AWPT4 Unit and/or AWPT5 Unit (comprising the New Stapled Security) such that each individual security will retain its legal character without any change of beneficial ownership. As there is no change in beneficial ownership of the APT Unit, Australand Share, AWPT4 Unit and AWPT5 Unit by simply stapling them, there will be no taxable event for CGT purposes in relation to the stapling.

2.5 Holding New Stapled Securities

(a) *Income Distributions from APT, AWPT4 and AWPT5*

APT, AWPT4 and AWPT5 are not currently liable to income tax including CGT, provided APG Security Holders are presently entitled to all of the operating income of APT, AWPT4 or AWPT5 (as applicable).

It is considered based on a review of the Merger Proposal that neither Division 6B nor Division 6C should apply in respect of APT, AWPT4 and AWPT5 and accordingly, each of APT, AWPT4 and AWPT5 will be subject to the ordinary "flow-through" trust taxing provisions of Division 6.

(1) Australian residents

An Australian resident APG Security Holder will include in the APG Security Holder's assessable income the APG Security Holder's share of the net income of APT, AWPT4 and AWPT5 for tax purposes.

APG Security Holders must include in the APG Security Holder's assessable income each year the taxable component of the APT, AWPT4 and AWPT5 distributions to which the APG Security Holder is entitled in respect of that year, even if the APG Security Holder does not receive them until after year end or the distributions are reinvested.

Where a distribution from APT, AWPT4 or AWPT5 exceeds the APG Security Holder's relevant share of the net income of APT, AWPT4 or AWPT5 for tax purposes, the excess may not be immediately taxable but will (unless it relates to the distribution of a discount capital gain) reduce, relevantly, the cost base and reduced cost base of the APT, AWPT4 and AWPT5 Units held by the APG Security Holder (this excess is often called the "tax deferred" component of the distribution). Once the APG Security Holder exhausts the APG Security Holder's cost base in the relevant APT, AWPT4 and AWPT5 Units, the tax deferred component of distributions will give rise to an immediate capital gain.

(2) Net capital gains included in Income Distributions

To the extent that a net capital gain is included in APT, AWPT4 or AWPT5's net income for tax purposes, the APG Security Holder will be regarded as having derived a capital gain equal to the APG Security Holder's proportionate share of such net capital gain. However, where discount capital gains treatment has been applied in calculating the net capital gain at APT, AWPT4 and AWPT5's level, the APG Security Holder will initially be required to gross-up the amount of the net capital gain (i.e. effectively, reverse the effect of the discount). This is required in order that the appropriate CGT treatment may be applied in accordance with the particular tax profile of the APG Security Holder (i.e. with respect to the application of any capital losses and discount capital gains treatment (refer 2.6(c) below)).

(3) Non-residents

A non-resident APG Security Holder will generally include in the APG Security Holder's assessable income so much of the APG Security Holder's share of the net income of APT, AWPT4 and AWPT5 for tax purposes as is attributable to sources in Australia.

The Responsible Entities of the Trusts may be required to withhold tax in respect of the taxable component of distributions made to non-resident APG Security Holders at rates prescribed by the Australian tax legislation (as amended by any applicable double tax treaty Australia has concluded with a non-resident APG Security Holder's country of residence).

The APG Security Holder is then required to lodge an Australian income tax return in which the APG Security Holder reports any Australian sourced taxable income and, subject to a credit for tax paid by the relevant Responsible Entities of APT, AWPT4 and AWPT5, pays any applicable Australian tax (other than on the interest or dividend component of a trust distribution which was subject to a final withholding tax).

Similar to the position outlined at 2.5(a)(1) above, the tax deferred component of distributions made by APT, AWPT4 or AWPT5 will generally reduce the cost base of the relevant APT, AWPT4 or AWPT5 Units held by the APG Security Holder. However, this will only be relevant if any gain the APG Security Holder makes on the subsequent disposal of the APT, AWPT4 and AWPT5 Units will be subject to Australian tax (refer 2.6(d)).

(b) *Dividends received from Australand*

(1) Australian residents

An Australian resident APG Security Holder's assessable income will include any dividend and the amount of any franking credits attached to dividends paid by Australand.

See 2.1 above for a general discussion of the franking credits eligibility requirements.

(2) Non-residents

Non-resident APG Security Holders will generally not be assessable on the amount of any dividend received from Australand. However, Australand will be required to withhold tax from the unfranked component of dividends paid to a non-resident APG Security Holder.

The tax withheld will, in the absence of a double tax treaty, be equal to 30% of the unfranked component of the dividends paid. This rate may be reduced, usually to 15%, where the APG Security Holder is a resident of a country with which Australia has concluded a double tax treaty.

2.6 Disposal of the New Stapled Securities

(a) *General*

Where a New Stapled Security is disposed of, there will necessarily be a disposal for CGT purposes of the individual securities comprising that New Stapled Security.

The capital proceeds referable to the disposal of each individual security will be determined by apportioning the total capital proceeds received in respect of the disposal of the New Stapled Security on a reasonable basis.

(b) *Australian Residents*

Upon disposal of a New Stapled Security, an APG Security Holder will make a capital gain if the portion of the consideration reasonably attributable to the relevant component of the New Stapled Security exceeds the cost base of the relevant component of the New Stapled Security.

An APG Security Holder will make a capital loss if the portion of the consideration reasonably attributable to the relevant component of the New Stapled Security is less than the reduced cost base of the relevant component of the New Stapled Security.

APG Security Holders will have to determine the basis of apportionment of the sale proceeds between the APT Unit, Australand Share, AWPT4 and AWPT5 Units on a reasonable basis.

(c) *CGT Concessions- CGT Discount*

The taxable amount of any capital gain may be reduced if certain concessions apply.

If an APG Security Holder is an individual, a complying superannuation entity or a trustee and acquired (or is taken to have acquired) for CGT purposes one or more particular components of the New Stapled Security at least 12 months prior to the date of their disposal (or other eligible CGT event happening in relation to the relevant security), the amount of the APG Security Holder's capital gain on the relevant component/s is reduced by the relevant CGT discount. In calculating the APG Security Holder's capital gain, the cost base must not be indexed.

In calculating the period of 12 months for CGT purposes, AWPT4 and AWPT5 Units acquired pursuant to the Merger Proposal are considered to have been acquired on the date of issue of the units.

If an APG Security Holder who is an individual or trustee applies the CGT discount method, the APG Security Holder's taxable capital gain (after offsetting any current year capital losses or carry forward net capital losses from previous years) will be reduced by one half (or one third if the APG Security Holder is a complying superannuation entity).

(d) *Non-Residents*

Under current law, if a non-resident APG Security Holder (together with the APG Security Holder's associates) has held (at any time during the five years preceding the date of disposal) at least 10% of the AWPT4, AWPT5 or APT Units or Australand Shares on issue, the APG Security Holder will be taxed on any gain derived from their disposal, except where the APG Security Holder is a resident of a country with which Australia has concluded a double tax treaty, in which case the APG Security Holder may be entitled to relief from Australian tax pursuant to the terms of the treaty.

If treaty relief is not available, the APG Security Holder may be eligible for the CGT discount as described above for Australian resident taxpayers.

The Government has announced in the recent 2005 Federal Budget that it will narrow the range of assets on which non-residents are subject to Australian CGT. Following the changes, broadly, non-residents will only be subject to CGT if they dispose of either real property (i.e land), interests related to real property or business assets of an Australian branch. This change will apply from the date of Royal Assent of the relevant legislation which is expected to be introduced during the 2005-06 year of income. The position of non-resident APG Security Holders will need to be reassessed when this legislation is passed.

3 Goods and Services Tax ("GST")

No GST should generally be payable in respect of the transactions under the Merger Proposal. As these all involve dealings with securities, the various supplies will be input taxed (i.e. not subject to GST).

There may be an indirect GST cost for APG Security Holders who are registered for GST, as input tax credits will generally not be available for GST charged to the APG Security Holder in respect of supplies relating to the dealings with these securities (i.e. legal and other adviser fees incurred by the APG Security Holder in respect of the Merger Proposal).

4 Other Issues

APG Security Holders would have been invited to provide Australand and APT with their Tax File Numbers ("**TFN**") or Australian Business Numbers ("**ABN**") when they first acquired their APG Stapled Securities. If no TFN or ABN was quoted, Australand and APT would have deducted tax from the distributions paid to the APG Security Holder at the highest marginal rate of tax (plus Medicare Levy).

Specific provisions of the *Privacy Act 1988* and the *Taxation Administration Act 1953* prevent Australand and APT from disclosing the TFNs of APG Security Holders to third parties. Accordingly, Australand and APT will be unable to disclose the TFNs of APG Security Holders to the Responsible Entity of AWPT4 and AWPT5 without their consent.

If the Merger Proposal is approved, APG Security Holders will be sent a form that the APG Security Holder can use to provide their TFN or ABN or exemption. APG Security Holders are not obliged to provide their TFN or ABN. However, if an APG Security Holder does not provide their TFN or ABN or exemption, tax may be withheld at a rate of 48.5% on any distributions made by AWPT4 and AWPT5. However, APG Security Holders will be entitled to claim an income tax credit/refund (as applicable) in respect of the tax withheld in their income tax returns.

* * * *

Yours faithfully
GREENWOODS & FREEHILLS PTY LIMITED
Greenwoods & Freehills Pty Ltd

Liability limited by the Accountants' Scheme, approved under the Professional Standards Act 1994 (NSW)
Greenwoods & Freehills Pty Limited ABN 60 003 146 852

SECTION 9

AWPT4 Additional Information

9 AWPT4 Additional Information

9.1 PROPERTY DETAILS

Freshwater Place Office Tower, VIC	
Address	Freshwater Place Office Tower, 2 Southbank Boulevard, Southbank, Melbourne, Vic
Property Type	37 level premium office tower
Ownership	Freehold title (50% interest)
Location	Southbank, Melbourne, adjoining Queensbridge Square and between the Southbank commercial development and the Crown Casino
Construction Completion	June 2005
Lettable Area	54,871 m^2
No. Cars	553
Land Area	6,936m^2
Major Tenants	PricewaterhouseCoopers Services Pty Ltd (22,968 m^2 to June 2017) SPI Electricity Pty Ltd (5,800 m^2 to August 2013) PMP Limited (4,523 m^2 to July 2015)
Avg Unexpired Lease Term	9.5 years (at 30 June 2005)
Rent Review Structure	Predominantly annual increases of 3.35% per annum
Current Rent[1]	Per annum (approx) $10,533,309
Avg Current Rent (m^2)	$343/$m^2$ per annum for office $375 per calendar month per car space
Avg Market Rent (m^2)	$243/$m^2$ per annum for office $375 per calendar month per car space
Occupancy	84% of office space leased subject to agreement for lease 16% of office space subject to a rent support deed.

1 Includes rent support payable under the rent support deed

Valuation Summary

Value	Valuer	Date	Market Cap Rate	Initial Yield	10 year IRR	Terminal Yield	$Rate/$m^2$ of NLA
$139.2 million	Urbis JHD	30 June 2005	6.50%	7.58%	8.75%	7.50%	5,074

Mascot, NSW

Address	Tower B, 197 – 201 Coward Street, Mascot, NSW
Property Type	Eight level commercial office building
Ownership	Freehold title
Location	Approximately 10 kilometres south of the Sydney CBD
Construction Completion	December 2003
Lettable Area	10,253m^2
No. Cars	245
Land Area	Part of 8,272m^2 stratum site
Major Tenants	Qantas Airways Limited (to December 2013)
Avg Unexpired Lease Term	8.1 years (at 30 June 2005)
Rent Review Structure	Annual increases of 3.5% per annum
Current Rent	$2,961,628 per annum
Avg Current Rent (m^2)	$246/m^2 per annum for office $145 per calendar month per car space
Avg Market Rent (m^2)	$255/m^2 per annum for office $150 per calendar month per car space
Occupancy	100%

Valuation Summary

Value	*Valuer*	*Date*	*Market Cap Rate*	*Initial Yield*	*10 year IRR*	*Terminal Yield*	*$Rate/m^2 of NLA*
$39.0 million	Savills	30 June 2005	7.85%	7.59%	9.24%	8.00%	$3,804

Huntingwood, NSW

Address	35 Huntingwood Drive, Huntingwood, NSW
Property Type	Industrial office and warehouse building
Ownership	Leasehold title (expiring June 2102)
Location	Approximately 35 kilometres west of the Sydney CBD, within an industrial precinct, in proximity to the Great Western Highway and M4 Motorway
Construction Completion	October 1998
Lettable Area	24,967m²
Land Area	6.374 hectares
Tenant	Coles Myer Limited (to February 2014)
Avg Unexpired Lease Term	8.7 years (at 30 June 2005)
Rent Review Structure	Annual increases of 3% per annum
Current Rent	$2,716,134 per annum
Avg Current Rent (m²)	$109/m² per annum
Avg Market Rent (m²)	$108/m² per annum
Occupancy	100%

Valuation Summary

Value	Valuer	Date	Market Cap Rate	Initial Yield	10 year IRR	Terminal Yield	$Rate/m² of GBA
$35.0 million	Savills	30 June 2005	7.60%	7.76%	9.29%	8.00%	$1,402

Smeaton Grange, NSW	
Address	80 Hartley Road, Smeaton Grange, NSW
Property Type	Industrial office and warehouse building
Ownership	Leasehold title (expiring June 2102)
Location	Approximately 58 kilometres south west of the Sydney CBD, within an industrial precinct
Construction Completion	February 1999
Lettable Area	62,407m^2
Land Area	16.71 hectares
Tenant	Coles Myer Limited (to June 2014)
Avg Unexpired Lease Term	9.0 years (at 30 June 2005)
Rent Review Structure	Annual increases of 3% per annum
Current Rent	$3,918,880 per annum
Avg Current Rent (m^2)	$63/m^2 per annum
Avg Market Rent (m^2)	$70/m^2 per annum
Occupancy	100%

Valuation Summary

Value	Valuer	Date	Market Cap Rate	Initial Yield	10 year IRR	Terminal Yield	$Rate/m^2 of GBA
$52.2 million	Savills	30 June 2005	7.84%	7.51%	9.39%	8.00%	$836



1 August 2005
Our Ref: Savills Valuation Summary AWPT4

Savills (NSW) Pty Limited
E apannifex@savills.com.au
DL +61 02 8215 8857

Level 5
55 Hunter Street
Sydney NSW 2000
Australia
T +61 02 8215 8888
savills.com.au

The Directors
Australand Wholesale Investments Limited

The Directors
Australand Property Limited

The Directors
Australand Holdings Limited

C/- Level 3
1C Homebush Bay Drive
RHODES NSW 2138

Dear Sirs,

Re: Valuation of Australand Wholesale Property Trust No.4 Properties

- **80 Hartley Road, Smeaton Grange, NSW**
- **Tower B, 197-201 Coward Street, Mascot, NSW**
- **35 Huntingwood Drive, Huntingwood, NSW**

Instructions

We refer to your recent instructions requesting us to undertake valuations of the abovementioned properties as at 30 June 2005. We provide this letter of summary on the properties for inclusion in the Australand Property Group Explanatory Memorandum and Notice of Meeting. For further information, reference should be made to our full valuation reports dated 30 June 2005.

We have valued the market value of each property interest, subject to existing tenancies. We confirm that the valuer is suitably qualified to have undertaken the valuations and the valuer has no pecuniary interest that could be regarded as being capable of affecting that person's ability to give an unbiased opinion of value that could conflict with a proper valuation.

A summary of the valuations is as follows:

Property:
80 Hartley Road, Smeaton Grange, NSW

Description:
The property comprises a modern industrial office/warehouse distribution facility, completed in 1999, comprising 62,407m^2 of gross lettable area plus substantial hardstand areas. The property is located at Smeaton Grange, a south western suburb of Sydney, situated approximately 58 kilometres by road from the Sydney Central Business District and within the Local Government Area administered by Camden Council.

The sole tenant is Coles Myer Limited with a lease expiring in June 2014.

Value	Date of Valuation	Initial Yield	Market Yield	Terminal Yield	10 year IRR	$Value per/m^2
$52,200,000	30/6/05	7.51%	7.84%	8.00%	9.39%	$836

Property:
35 Huntingwood Drive, Huntingwood, NSW

Description:
The property comprises a modern industrial office/warehouse distribution facility, completed in 1998, and providing 24,967m^2 of gross lettable area. Huntingwood is considered to be one of Sydney's premier industrial precincts, benefiting from excellent proximity to the M4 Motorway and the Great Western Highway.

The sole tenant is Coles Myer Limited with a lease expiring on 28 February 2014.

Value	Date of Valuation	Initial Yield	Market Yield	Terminal Yield	10 year IRR	$Value per/m^2
$35,000,000	30/6/05	7.76%	7.60%	8.00%	9.29%	$1,402

Property:
Tower B, Metrolink Corporate Park, 197-201 Coward Street, Mascot, NSW

Description:
The property is a modern eight-storey building, completed in late 2003, comprising basement car parking for 245 vehicles, ground and levels 1 to 7 inclusive of office accommodation, totalling a net lettable area of 10,253m^2. The property is approximately 10 kilometres by road from the Sydney Central Business District, and is within the Local Government Area administered by Botany Bay City Council.

The building is predominantly leased to Qantas Australia expiring in December 2013. In addition there is a lease agreement with Australand Holdings Limited over 135 carspaces for five years expiring December 2008.

Value	Date of Valuation	Initial Yield	Market Yield	Terminal Yield	10 year IRR	$Value per/m^2
$39,000,000	30/6/05	7.59%	7.85%	8.00%	9.24%	$3,804



- Valuation (50% Interest) $139,200,000 ($5,074 per m^2 NLA)
- Date of Valuation 30 June, 2005

Liability Disclaimer

We confirm that neither UrbisJHD nor the signatory to this Report has any pecuniary interest that could reasonably be regarded as being capable of affecting that person's ability to give an unbiased opinion of value, or that would conflict with a proper valuation of the property. We advise that this position will be maintained until the purpose for which this valuation is being obtained is completed.

We also advise that this valuation is current as at the date of valuation only. The value assessed herein may change significantly and unexpectedly over a relatively short period (including as a result of general market movements or factors specific to the particular property). We do not accept liability for losses arising from such subsequent changes in value.

Without limiting the generality of the above comment, we do not assume any responsibility or accept any liability where this valuation is relied upon after the expiration of 3 months from the date of the valuation, or such earlier date if you become aware of any factors that have any effect on the valuation.

Urbis JHD Valuations has prepared this letter of summary for inclusion in the Australand Property Group Explanatory Memorandum and Notice of Meeting. Urbis JHD Valuations has not been required to approve or express any opinion about any part of the Explanatory Memorandum and Notice of Meeting, other than this letter of summary and the statements made in Section 9.1 of the Explanatory Memorandum and Notice of Meeting based on the valuation referred to in this summary.

Urbis JHD Valuations, its directors, executive officers and employees therefore cannot, and do not, make any warranty or representation as to the accuracy or completeness of any information or statement contained in any part of this Explanatory Memorandum and Notice of Meeting, other than those expressly made or given in this letter or summary and the statements made in Section 9.1 of the Explanatory Memorandum and Notice of Meeting based on the valuation referred to in this summary. Urbis JHD Valuations specifically disclaims liability to any person in the event of any alleged false or misleading statement in, or material omission from, any part of the Explanatory Memorandum and Notice of Meeting other than in respect of the material prepared by Urbis JHD Valuations.

Yours faithfully
Urbis JHD Valuations Pty Ltd

Roger Scrivener
Director

Property:
Tower B, Metrolink Corporate Park, 197-201 Coward Street, Mascot, NSW

Description:
The property is a modern eight-storey building, completed in late 2003, comprising basement car parking for 245 vehicles, ground and levels 1 to 7 inclusive of office accommodation, totalling a net lettable area of 10,253m^2. The property is approximately 10 kilometres by road from the Sydney Central Business District, and is within the Local Government Area administered by Botany Bay City Council.

The building is predominantly leased to Qantas Australia expiring in December 2013. In addition there is a lease agreement with Australand Holdings Limited over 135 carspaces for five years expiring December 2008.

Value	Date of Valuation	Initial Yield	Market Yield	Terminal Yield	10 year IRR	$Value per/m^2
$39,000,000	30/6/05	7.59%	7.85%	8.00%	9.24%	$3,804

Liability Disclaimer

Savills has prepared this letter of summary for inclusion in the Australand Property Group Explanatory Memorandum and Notice of Meeting. Savills has not been required to approve or express any opinion about any part of the Explanatory Memorandum and Notice of Meeting, other than this letter of summary and the statements made in Section 9.1 of the Explanatory Memorandum and Notice of Meeting based on the valuations referred to in this summary.

Savills, its directors, executive officers and employees therefore cannot, and do not, make any warranty or representation as to the accuracy or completeness of any information or statement contained in any part of this Explanatory Memorandum and Notice of Meeting, other than those expressly made or given in this letter of summary and the statements made in Section 9.1 of the Explanatory Memorandum and Notice of Meeting based on the valuations referred to in this summary. Savills specifically disclaims liability to any person in the event of any alleged false or misleading statement in, or material omission from, any part of the Explanatory Memorandum and Notice of Meeting other than in respect of the material prepared by Savills.

We confirm that Savills and the appointed Valuers do not have any pecuniary interest that would conflict with the proper valuation of the properties and the valuations being made independently of Australand and/or its officers.

Neither the Valuer nor Savills are licensed to provide financial services and the information detailed herein (and the full valuation reports) are not intended to provide advice on your investment decision.

Yours faithfully,

Andrew Johnston
Divisional Director
Savills (NSW) Pty Limited



1 August, 2005

The Directors
Australand Wholesale
Investments Limited
Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

The Directors
Australand Holdings Limited
Level 3
1C Homebush Bay Drive
RHODES NSW 2138

The Directors
Australand Property Limited
Level 3
1C Homebush Bay Drive
RHODES NSW 2138

Dear Directors

Valuation of Freshwater Place Office Tower, Southbank, Victoria (50% Interest)
Australand Wholesale Property Trust No 4

Instructions

We refer to your instructions dated 13 May, 2005, requesting us to undertake a valuation of the freehold interest in the abovementioned property as at 30 June, 2005. We provide this letter of summary of our valuation for inclusion in the Australand Property Group Explanatory Memorandum and Notice of Meeting. For further information, reference should be made to our full valuation report dated 30 June, 2005.

Property and Valuation Summary

The property is a new (completed June, 2005) Premium/upper A grade office building incorporating approximately 54,871m^2 of office space over ground and 37 upper levels together with 553 car spaces over seven upper levels. The property is located within the high rise, commercial, residential and entertainment precinct of Southbank, immediately adjacent to the Melbourne CBD.

A summary of the key occupancy details and valuation parameters is provided below:

Occupancy	Valuation Parameters	
▪ 45,918m^2 (83.7%) of NLA subject to leases or heads of agreement.	▪ **Rents**	
	o Average market office rents – \$243/m^2 net	
	o Average market car park rents – \$375/space/month	
▪ 22,967.5m^2 (41.9%) leased to PricewaterhouseCoopers for 12 years.	▪ **Capitalisation**	
	o Market (equated) yield	6.50%
	o Passing yield	7.58%
▪ Balance of space (16.3%) subject to 5 year rental guarantee.	▪ **Discounted Cash Flow**	
	o IRR	8.75%
▪ 9.5 year average lease expiry.	o Terminal yield	7.50%
	o Growth rates (av)	
▪ Average passing office rents – \$343 per m^2 net.	* Offices	4.88% pa
	* Cars	2.39% pa
▪ Average passing car park rents – \$375 per space per month.		

urbisJHD

- Valuation (50% Interest) $139,200,000 ($5,074 per m² NLA)
- Date of Valuation 30 June, 2005

Liability Disclaimer

We confirm that neither UrbisJHD nor the signatory to this Report has any pecuniary interest that could reasonably be regarded as being capable of affecting that person's ability to give an unbiased opinion of value, or that would conflict with a proper valuation of the property. We advise that this position will be maintained until the purpose for which this valuation is being obtained is completed.

We also advise that this valuation is current as at the date of valuation only. The value assessed herein may change significantly and unexpectedly over a relatively short period (including as a result of general market movements or factors specific to the particular property). We do not accept liability for losses arising from such subsequent changes in value.

Without limiting the generality of the above comment, we do not assume any responsibility or accept any liability where this valuation is relied upon after the expiration of 3 months from the date of the valuation, or such earlier date if you become aware of any factors that have any effect on the valuation.

Urbis JHD Valuations has prepared this letter of summary for inclusion in the Australand Property Group Explanatory Memorandum and Notice of Meeting. Urbis JHD Valuations has not been required to approve or express any opinion about any part of the Explanatory Memorandum and Notice of Meeting, other than this letter of summary and the statements made in Section 9.1 of the Explanatory Memorandum and Notice of Meeting based on the valuation referred to in this summary.

Urbis JHD Valuations, its directors, executive officers and employees therefore cannot, and do not, make any warranty or representation as to the accuracy or completeness of any information or statement contained in any part of this Explanatory Memorandum and Notice of Meeting, other than those expressly made or given in this letter or summary and the statements made in Section 9.1 of the Explanatory Memorandum and Notice of Meeting based on the valuation referred to in this summary. Urbis JHD Valuations specifically disclaims liability to any person in the event of any alleged false or misleading statement in, or material omission from, any part of the Explanatory Memorandum and Notice of Meeting other than in respect of the material prepared by Urbis JHD Valuations.

Yours faithfully
Urbis JHD Valuations Pty Ltd

Roger Scrivener
Director

9.3 JOINT OWNERSHIP AGREEMENT FOR FRESHWATER PLACE OFFICE TOWER

This section sets out a summary of the Joint Ownership Agreement in relation to Freshwater Place Office Tower. AWPT4 holds a 50% interest in the Freshwater Place Office Tower which is held through a series of sub trusts as follows. Terms used in this summary and not defined have the meanings given in the Joint Ownership Agreement.


Australand Wholesale Property Trust No. 4
Responsible Entity: AWIL
100%
Commonwealth Property Office Fund
Responsible Entity: Commonweath Managed Investments Ltd
AWPT No. 4 Holdings Trust
Trustee: AWPT4 Holdings Pty Ltd
100%
100%
Freshwater Holding Trust No. 1
Trustee: Freshwater Holding No. 1 Pty Ltd
Freshwater Holding Trust No. 2
Trustee: Freshwater Holding No. 2 Pty Ltd
100%
100%
Freshwater Office Trust No. 1
Trustee: Freshwater Commerical No. 1 Pty Ltd
Freshwater Office Trust No. 2
Trustee: Freshwater Commerical No. 2 Pty Ltd
50% as tenant in common
Joint Ownership Agreement
50% as tenant in common
Freshwater Place Office Tower

The Joint Ownership Agreement:

a) **Ownership and management**: regulates the Owners' (Freshwater Commercial No. 1 Pty Limited and Freshwater Commercial No. 2 Pty Limited) ownership and management of the property; and

b) **Dealings**: regulates the rights of the Owners and the Holders (Freshwater Holding No. 1 Pty Limited, Freshwater Holding No. 2 Pty Limited, Commonwealth Managed Investments Limited and AWPT4 Holdings Pty Limited) to deal with interests in the property, the shareholding or voting rights in an Owner, Freshwater Holding No. 1 Pty Limited ("Freshwater Holding No. 1") or Freshwater Holding No. 2 Pty Limited ("Freshwater Holding No. 2"), and the units or other form of ownership rights in Freshwater Office Trust No. 1 ("Trust 1"), Freshwater Office Trust No. 2 ("Trust 2"), Freshwater Holding Trust No. 1 ("Holding Trust 1") and Freshwater Holding Trust No. 2 ("Holding Trust 2"); and

c) **Income and expenses**: sets out how the Owners will share the income and expenses of the property.

The parties to the deed are Freshwater Commercial No. 1 Pty Limited ("Party 1"), Freshwater Commercial No. 2 Pty Limited ("Party 2"), Freshwater Holding No. 1, Freshwater Holdings No. 2, AWPT4 Holding Pty Limited ("AWIL4") and Commonwealth Managed Investments Limited ("CMIL").

The key terms of the Joint Ownership Agreement are summarised below:

a) **Ownership**: the property will be owned by the Owners as tenants in common in equal shares;

b) **Termination**: the agreement will terminate upon:

   (i) settlement of a sale resulting in one Owner being the sole owner of the property;

   (ii) the parties entering into a replacement joint ownership agreement; or

   (iii) settlement of any sale by the Owners of the whole of their interests in the property;

c) **Dealings**: the agreement regulates dealings with Relevant Interests. Relevant Interests are:

(i) interests in the property;

(ii) the shareholding or voting rights in an Owner, Freshwater Holding No. 1 or Freshwater Holding No. 2; and

(iii) the units or other form of ownership rights in Trust 1, Trust 2, Holding Trust 1 or Holding Trust 2.

The Owners and Holders agree that there must be no dealing with:

(i) part of an interest in the property other than to the other Owner;

(ii) part of the shareholding or voting rights in an Owner, Freshwater Holding No. 1 or Freshwater Holding No. 2 or part of the units or other form of ownership rights in Trust 1, Trust 2, Holding Trust 1 or Holding Trust 2, other than to another Holder; or

(iii) a Relevant Interest to more than one party.

If there is a dealing with a Relevant Interest, the seller must procure that the new owner or holder (as the case may be) and the existing Owners and Holders execute agreements to make the new owner or holder a party to the agreement and all other agreements to which the existing Owners and Holders are parties in respect of the property;

d) **Pre-emptive rights**: before an Owner or Holder deals with a Relevant Interest, it must first offer the Relevant Interest to the other Owner. The offer must specify the terms the seller is proposing to accept, including the price, the interest to be sold, other material terms and conditions of the sale and the identity of the proposed purchaser (and the name of the major shareholders, unit holders or other beneficial owners of the proposed purchaser). The Owner will then have 30 days within which to accept the offer.

If the offer is not accepted within the 30 day period, the seller may at any time within 12 months of the expiry of the 30 day period offer the Relevant Interest to any other party at the same price and on terms no less favourable than were offered to the other Owner;

e) **Exception to pre-emptive rights**: an Owner or Holder is not required to offer to sell a Relevant Interest to the other Owner before dealing with the whole of the Relevant Interest if:

(i) the other party to the dealing is a related entity of the Owner;

(ii) the dealing arises only because an Owner, Freshwater Holding No. 1, Freshwater Holding No. 2, CMIL or AWIL4 retires or is replaced as trustee or responsible entity and there is no associated dealing in the units or other form of ownership rights;

(iii) the dealing is because of a regulatory change where it is necessary or desirable for an Owner to restructure its holding of its interest in the property in order to preserve any status, character or nature;

(iv) the dealing is undertaken in connection with the proposed stapling of units in a new unit trust to the shares in Australand; or

(v) the dealing is undertaken in connection with the acquisition of AWPT4, Party 2, Freshwater Holding No. 2 or AWIL4 by Australand or the trust the units in which have been stapled to the shares of Australand or any subsidiary entity of either of them.

The parties acknowledge that to facilitate the registration of AWPT4 as a registered managed investment scheme Australand Wholesale Investments No. 4 Limited (now known as Australand Wholesale Holdings Limited (AWHL)) will be replaced as trustee of AWPT4 by AWIL or another appropriately licensed Australand Property Group entity. AWIL replaced AWHL on 2 March 2004;

f) **Removal of CMIL as responsible entity**: if CMIL is removed as responsible entity of the Commonwealth Property Office Fund, then (unless CMIL or a related entity holds at least 50% of the units in the Commonwealth Property Office Fund or CMIL is replaced as trustee by a related entity of CMIL) Party 2 may give notice to the other Owner requiring it to sell its interest on the open market for the most appropriate terms available having regard to the then current market conditions. Other than this restriction, there are no restrictions on dealings at the CMIL level;

g) **Removal of AWHL as responsible entity**: if AWHL is removed as responsible entity of AWPT4, then (unless AWHL or a related entity of AWHL holds at least 50% of the units in Freshwater Holding Trust No. 2 or AWHL is replaced as trustee by a related entity of AWHL) Party 1 may give notice to the other Owner requiring it to sell its interest on the open market for the most appropriate terms available having regard to the then current market conditions. Other than this restriction, there are no restrictions on dealings at the AWPT4 level. AWIL replaced AWHL as trustee of AWPT4 on 2 March 2004. AWIL is a related entity of AWHL;

h) **Ownership structure**: the parties agree that the ownership structure for the property must not be changed other than in accordance with the agreement or with the consent of the Owners.

The above restriction on changing the ownership structure includes:

(i) the creation or removal of trusts or other entities in the structure;

(ii) any dealings in the shareholding or voting rights in an Owner or a Holder; and

(iii) any dealings in the units or other form of ownership rights in Trust 1, Trust 2, Holding Trust 1 and Holding Trust 2;

i) **Mortgages**: an Owner may only grant a mortgage in respect of the whole of its interest in the property. The agreement contemplates each Owner separately financing its interest in the property.

An Owner may mortgage its interest in the property without the other Owner's consent if the mortgagee has entered into a deed with the Owners agreeing that:

(i) it is aware of the terms of the agreement and any other agreements between the Owners in respect of the property;

(ii) in exercising any rights under the mortgage it will be bound by the covenants of the mortgaging Owner under the agreement (including the restrictions on dealings);

(iii) it will not do anything that will prevent the mortgaging Owner from complying with the other agreements between the Owners in respect of the property;

(iv) it will procure that any person (eg receiver) appointed by it to deal with the mortgaged interest in the property is aware of the provisions of the other agreements between the Owners in respect of the property, enters into a covenant with the Owners, will be bound by the covenants of the mortgaged Owner under the other agreements and will not do anything which prevents the mortgaging Owner from complying with the other agreements;

(v) it will not deal with the mortgage or its rights under the mortgage without obtaining a covenant in favour of the non-mortgaging Owners;

(vi) it will promptly notify the non-mortgaging Owners of any default by the mortgaging Owner under the mortgage in respect of which it proposes to take action;

(vii) it will not exercise any rights under the mortgage without giving the non-mortgaging Owners at least 30 days notice in which the non-defaulting Owners may remedy the default (if they so wish); and

(viii) the mortgaging Owner reimburses the other Owner for all reasonable costs it incurs as a result of the mortgage; and

j) **Default**: If:

(i) an Owner or Holder fails to rectify a material breach of its obligations under the agreement within 20 business days of receiving notice from the other Owner requiring it to do so;

(ii) an Owner or Holder deals with its interest in contravention of the agreement's provisions;

(iii) an insolvency event occurs in respect of an Owner or Holder; or

(iv) an Owner takes steps to seek to partition the property without the other owner's consent,

then the other Owner may within three months give written notice to the defaulting Owner stating that it wishes to exercise its right to purchase the defaulting Owner's interest.

The non-defaulting Owner and the defaulting Owner must then each appoint a valuer. The valuers must jointly determine the market value of the defaulting Owner's interest using the valuation procedure set out in the agreement.

The non-defaulting Owner will have the option to notify the defaulting Owner that it (or its nominee) wishes to purchase the defaulting Owner's interest at the price determined by the valuers less the costs of the valuers, the non-defaulting Owner's legal costs, moneys owned by the defaulting Owner to the non-defaulting Owner or third parties under other agreements between the Owners relating to the property. The non-defaulting Owner's option to purchase the defaulting Owner's interest will expire 10 business days after delivery to the Owners of the valuers' determination.

9.4 AWPT4 CONSTITUTION – POST MERGER PROPOSAL

The main rules governing the operation of AWPT4 are set out in the AWPT4 Constitution which is dated 30 September 2002 (as amended). The Corporations Act, exemptions and declarations given by ASIC, the Listing Rules (subject to waivers) and the general law of trusts are also relevant to the rights and obligations of AWIL as responsible entity of AWPT4, AWPT4 Unitholders and holders of options over AWPT4 Units.

The main provisions of the AWPT4 Constitution (once the amendments to be put to the AWPT4 Meeting have been made) that deal with the rights and obligations of AWPT4 Unitholders are:

a) **AWPT4 Units:** subject to any rights, obligation and restrictions attaching to particular AWPT4 Unit or class of AWPT4 Units, a fully paid AWPT4 Unit confers an equal undivided interest in AWPT4's assets;

b) **Stapling**: each AWPT4 Unit is intended to be stapled to one Australand Share, one APT Unit and, if the AWPT5 Merger Proposal is approved, one AWPT5 Unit and to be treated as a single security (see also the summary of the Stapling Deed in section 12.3 of this Explanatory Memorandum);

c) **Income**: subject to the terms of issue of particular AWPT4 Units, AWPT4 Unitholders are entitled to a share in AWPT4's income proportionate to their paid up unitholding. Unless otherwise determined by AWIL and subject to certain adjustments, the distributable income of AWPT4 is the operating income plus any additional amount as determined by AWIL. Unless distributions are required to be reinvested, AWIL will pay them within two months of the end of the relevant period. Distributions must be at least annual, but are expected to occur quarterly;

d) **Transfer**: AWPT4 Units may only be transferred as part of New Stapled Securities. Any New Stapled Securities classified as "restricted securities" under the Listing Rules may not be transferred during the escrow period;

e) **No redemption**: there is no right to redeem AWPT4 Units while AWPT4 is listed on ASX. AWIL may redeem AWPT4 Units if each Stapled Entity also redeems or buys back and cancels the other components of the New Stapled Securities;

f) **Winding up**: if AWPT4 is wound up, AWPT4 Unitholders are entitled to receive a share of AWPT4's net assets in proportion to their paid up unit holding. AWPT4 will continue until the date specified by AWIL as the date of termination or the date on which AWPT4 terminates in accordance with another provision of the AWPT4 Constitution or by law;

g) **AWPT4 Unitholders' liability**: unless an AWPT4 Unitholder incurs "user pays" fees or makes a separate agreement with AWIL, their liability is limited under the AWPT4 Constitution to the amount, if any, which remains unpaid in relation to their subscription for AWPT4 Units. User pays fees include taxes or expenses that AWIL incurs as a result of a particular AWPT4 Unitholder's request, act or omission and which AWIL considers should be borne by that AWPT4 Unitholder;

h) **Meetings**: the rights of AWPT4 Unitholders to requisition, attend and vote at meetings are mostly prescribed by the Corporations Act. The AWPT4 Constitution provides that the quorum for a meeting is at least two AWPT4 Unitholders holding or representing the holders of at least 10% of AWPT4 Units. Meetings may be held in conjunction with those for other Stapled Entities;

The AWPT4 Constitution also deals with the powers, duties and liability of AWIL as responsible entity of AWPT4:

a) **Powers**: AWIL has powers to invest, borrow and generally manage AWPT4. This includes providing any guarantee, security, indemnity or undertaking in connection with the obligations and liabilities of an entity, whether or not that entity is a member of Australand Property Group;

b) **Issue of units**: AWIL has power to issue AWPT4 Units and options over AWPT4 Units on such terms as it determines within the limits as to price contained in the AWPT4 Constitution. AWPT4 Units may not be issued or redeemed after the 80th anniversary of the day before AWPT4 commenced if that issue or redemption would cause a contravention of the rule against perpetuities or any other rule of law or equity;

c) **Duties**: AWIL's duties as responsible entity are mainly contained in the Corporations Act. In carrying out its duties and exercising its powers, AWIL may have regard to the interests of the members of each other Stapled Entity in addition to the interests of AWPT4 Unitholders;

d) **Rights**: AWIL may hold AWPT4 Units or options over AWPT4 Units in any capacity and may deal with, or be interested in any contract or transaction with, itself (as trustee of another trust or in any other capacity) or any Stapled Entity or the responsible entity of any Stapled Entity;

e) **Remuneration**: AWIL is entitled to be:

   (i) paid an application fee by each successful applicant for AWPT4 Units of 2% of the application price for AWPT4 Units;

   (ii) paid an acquisition fee out of AWPT4's assets of 1.5% of the acquisition price of any property acquired by AWPT4;

   (iii) reimbursed out of AWPT4's assets for all expenses properly incurred in the proper performance of its duties as responsible entity of AWPT4; and

   (iv) paid a management fee out of AWPT4's assets equal to AWIL's reasonable estimate of the costs which it has either directly or indirectly incurred as responsible entity of AWPT4 and for which it is not otherwise entitled to be reimbursed out of AWPT4's assets.

   AWIL may accept lower fees than it is entitled to receive under the AWPT4 Constitution or may defer payment for any period;

f) **Liability and indemnity**: subject to the Corporations Act, if AWIL acts in good faith and without gross negligence, it is not liable in contract, tort or otherwise to AWPT4 Unitholders for any loss suffered in any way relating to AWPT4. AWIL is entitled to be indemnified out of AWPT4's assets for any liability it incurs in properly performing or exercising any of its duties or powers in relation to AWPT4;

g) **Retirement**: AWIL may retire as responsible entity as permitted by law.

The AWPT4 Constitution may be amended by a special resolution of AWPT4 Unitholders or by AWIL, as responsible entity of AWPT4, if AWIL reasonably considers that the amendment will not adversely affect AWPT Unitholders' rights. The AWPT4 Constitution (marked to show the amendments to be put to the AWPT4 Meeting) is available for inspection at the registered address of AWIL, Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138 between 9.00am and 5.00pm (Sydney time) on Business Days until the time of the AWPT4 Meeting and is available on the Australand Property Group website at www.australand.com.au. A copy will also be made available on request free of charge by calling within Australia on 02 9767 2000 or outside Australia on +61 2 9767 2000 between 9.00 am and 5.00 pm (Sydney time) on Business Days. The amendments to the AWPT4 Constitution are conditional upon the AWPT4 Merger Proposal proceeding.

9.5 FEES

The table below shows the fees and costs that you may be charged in relation to AWPT4 assuming the AWPT4 Merger Proposal is implemented. All amounts are stated exclusive of GST. You should read all the information about fees and expenses as it is important to understand their impact on your investment.

Type of Fee or Cost	Quantum	How and When Paid
Application Fee	Not applicable at this time.	Under the AWPT4 Constitution, AWIL is entitled to be paid an application fee by a successful applicant of 2% of the application price for AWPT4 Units. This fee is not currently charged by AWIL and there is no present intention to charge this fee on or following the implementation of the AWPT4 Merger Proposal. This fee is deducted from application monies.
Management Fee	AWIL will be entitled to be paid a management fee equal to its reasonable estimate of the costs it has either directly or indirectly incurred as responsible entity and for which it is not otherwise reimbursed under an expense recovery right. These costs are currently budgeted at $100,000 per annum (assuming the AWPT4 Merger Proposal is implemented).	Payable out of the assets of AWPT4 upon demand at any time costs are incurred, whether or not these costs have been paid. As AWIL will be owned indirectly by APG Security Holders in the same proportion that they will hold New Stapled Securities, APG Security Holders will not incur a net loss as a result of any such payment.
Acquisition Fee	AWIL is entitled to an acquisition fee of 1.5% of the acquisition price of properties acquired by AWPT4, either by direct purchase or indirectly by the acquisition of units or other interests in a trust. For example, this fee would be $150,000 if the acquisition price of a building is $10,000,000.	Payable out of the assets of AWPT4 following the acquisition. As AWIL will be owned indirectly by APG Security Holders in the same proportion that they will hold New Stapled Securities, APG Holders will not incur a net loss as a result of any such payment.
Costs and Expenses	AWIL is entitled to be paid or reimbursed for all costs and expenses incurred in the proper performance of its duties. These costs typically include costs incurred in association with investor communications, product disclosure statement preparation, compliance, insurance premiums and audit costs. These costs are currently budgeted at $272,000 per annum (assuming the AWPT4 Merger Proposal is implemented).	Payable out of the assets of AWPT4. These expenses are generally payable as they are incurred.

GST

AWIL is entitled to be reimbursed out of the assets of AWPT4 for any GST that it pays or becomes liable to pay. AWIL may incur GST on costs incurred during the course of operations and may not be entitled to a full credit for such GST. However, AWIL should be entitled to a reduced input tax credit of 75% of the GST incurred on most costs and fees, including responsible entity fees, registry fees and certain administrative fees.

General

As the AWPT4 Merger Proposal involves AWPT4 being admitted to the official list of ASX and SGX-ST, the ongoing fees and costs table above does not include any fees in the nature of contribution fees, withdrawal fees, termination fees, switching fees or adviser service fees as they are not applicable.

9.6 COMPLAINTS HANDLING PROCEDURES

If you have a complaint about AWIL in connection with AWPT4, then you can:

- contact the Company Secretary of AWIL on 02 9767 2000; and
- if your complaint is not satisfactorily resolved, please refer the matter in writing to the Complaints Handling Officer, Australand Wholesale Investments Limited, Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138.

AWIL is required to acknowledge receipt of a written complaint as soon as practicable and, in any event, within 14 days. AWIL must give proper consideration to the complaint and must act in good faith to deal with the complaint.

Where a complaint remains unresolved (eg, where a remedy is not offered or not instigated or where a remedy offered is not accepted by the complainant), the complaint may fall within the terms of reference of AWPT4's External Complaints Scheme, the Financial Industry Complaints Scheme ("FICS"). Complainants in this category will be sent details of how to contact FICS, an independent external complaints handling body approved for this purpose by ASIC.

Where a complainant has referred a complaint to FICS, the Complaints Handling Officer shall comply with the procedures set out in terms of reference of the Financial Services Complaints Resolution Scheme as amended from time to time. Once referred and once relevant time periods to settle the complaint have expired, FICS will work with the complainant and AWIL to seek a mutually acceptable resolution of the complaint.

To contact FICS, you should telephone 1300 780 808 or write to FICS at PO Box 579, Collins Street West, Melbourne VIC 8007.

9.7 INVESTMENT CONSIDERATIONS

AWIL does not take into account labour standards or environmental, social or ethical considerations for the purpose of selecting, retaining or realising investments of AWPT4. Environmental factors are addressed as part of normal property due diligence.

9.8 COMMISSIONS

There are no commissions which can affect returns of AWPT4.

9.9 COOLING OFF

There is no cooling off period for APG Security Holders who are issued AWPT4 Units under the AWPT4 Merger Proposal.

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SECTION 10

AWPT5 Additional Information

10. AWPT5 Additional Information

10.1 PROPERTY DETAILS

Eastern Creek, NSW	
Address	23 Wonderland Drive, Eastern Creek, NSW
Property Type	Industrial office and warehouse building
Ownership	Freehold title*
Location	Approximately 38 kilometres west of the Sydney CBD, within the Wonderland Business Park, in proximity to the Great Western Highway and M4 Motorway
Construction Completion	March 2004
Lettable Area	23,081m^2
Land Area	43,170m^2
Tenant	JR Haulage Pty Ltd, trading as SWADS (to March 2014)
Avg Unexpired Lease Term	8.7 years (at 30 June 2005)
Rent Review Structure	Annual increases of 3.5% per annum
Current Rent	$1,863,000 per annum
Avg Current Rent (m^2)	$81/m^2 per annum
Avg Market Rent (m^2)	$95/m^2 per annum
Occupancy	100%

Valuation Summary

Value	Valuer	Date	Market Cap Rate	Initial Yield	10 year IRR	Terminal Yield	$Rate/m^2 of GBA
$25.5 million	Savills	30 June 2005	7.94%	7.31%	9.59%	8.25%	$1,105

* The lease to JR Haulage Pty Ltd originally contained an option to purchase the property in favour of the tenant's parent company. The AWPT5 Unit Redemption Consideration for the AWPT5 Merger Proposal has been struck on the basis that the option is no longer exercisable following the transfer of shares in the tenant to Australia Post. The property has been valued on this basis.

Eastern Creek	
Address	2 Wonderland Drive, Eastern Creek, NSW
Property Type	Industrial office and warehouse building
Ownership	Freehold title
Location	Approximately 38 kilometres west of the Sydney CBD, within the Wonderland Business Park, in proximity to the Great Western Highway and M4 Motorway
Construction Completion	September 2004
Lettable Area	23,046m^2
Land Area	47,460m^2
Tenant	LG Electronics Australia Pty Ltd (to September 2014)
Avg Unexpired Lease Term	9.2 years (at 30 June 2005)
Rent Review Structure	Annual increases of 3.25% per annum
Current Rent	$2,823,944 per annum
Avg Current Rent (m^2)	$123/m^2 per annum
Avg Market Rent (m^2)	$123/m^2 per annum
Occupancy	100%
Expansion of Property	The tenant has agreed to an expansion of the property that comprises increasing the offices by 1,011m^2 and warehouse facilities by 4,988m^2. The works are forecast to be completed in January 2006.

Valuation Summary

Value	Valuer	Date	Market Cap Rate	Initial Yield	10 year IRR	Terminal Yield	$Rate/m^2 of GBA
$37.65 million	Savills	30 June 2005	7.50%	7.50%	9.30%	7.75%	$1,634
$0.45 million	Reflects the additional value created by the proposed expansion						
$38.10 million	Total Value						

Tullamarine, VIC	
Address	45-55 South Centre Road, Tullamarine, Vic
Property Type	Industrial office and warehouse building
Ownership	Leasehold title (expiring June 2047)
Location	Approximately 16 kilometres north west of the Melbourne CBD, within the Melbourne Airport Precinct
Construction Completion	October 2003
Lettable Area	14,082m^2
Land Area	24,800m^2
Tenant	Trapone Corporation Pty Ltd trading as GMC Power Tools (to September 2013)
Avg Unexpired Lease Term	8.3 years (at 30 June 2005)
Rent Review Structure	Annual increases of 3.75% per annum Market review at end of year five with a minimum increase of 3.75% and a maximum increase of 10%
Current Rent	$905,825 per annum
Avg Current Rent (m^2)	$64/m^2 per annum
Avg Market Rent (m^2)	$66/m^2 per annum
Occupancy	100%

Valuation Summary

Value	Valuer	Date	Market Cap Rate	Initial Yield	10 year IRR	Terminal Yield	$Rate/m^2 of GBA
$9.77 million	Savills	30 June 2005	8.16%	7.92%	9.25%	10.00%	$694

Dandenong, VIC	
Address	63-71 South Park Drive, Dandenong, Vic
Property Type	Industrial office and warehouse building
Ownership	Freehold title
Location	Approximately 35 kilometres south-east of Melbourne CBD, within "South Park Industrial Estate"
Construction Completion	May 2004
Lettable Area	13,963m^2
Land Area	26,840m^2
Tenant	INC Corporation Pty Ltd (to May 2014)
Avg Unexpired Lease Term	8.9 years (at 30 June 2005)
Rent Review Structure	Annual increases of 3% per annum
Current Rent	$882,854 per annum
Avg Current Rent (m^2)	$63/m^2 per annum
Avg Market Rent (m^2)	$63/m^2 per annum
Occupancy	100%
Expansion of Property	The tenant has an option to expand the premises by 7,760m^2 prior to May 2006 on adjacent expansion land of 14,131m^2. The tenant can lease the adjacent expansion land to facilitate an expansion from May 2006.

Valuation Summary

Value	Valuer	Date	Market Cap Rate	Initial Yield	10 year IRR	Terminal Yield	$Rate/m^2 of GBA
$11.4 million	Savills	30 June 2005	7.74%	7.74%	9.01%	8.50%	$816

Dandenong, VIC	
Address	22-28 Bam Wine Court, Dandenong, Vic
Property Type	Industrial office and warehouse building
Ownership	Leasehold title (expiring December 2103)
Location	Approximately 35 kilometres south-east of Melbourne CBD, within "South Park Industrial Estate"
Construction Completion	October 2004
Lettable Area	13,420m^2
Land Area	31,820m^2
Tenant	Bam Wines Logistics Pty Ltd (to October 2011)
Avg Unexpired Lease Term	6.3 years (at 30 June 2005)
Rent Review Structure	Annual increases of 3.25% per annum
Current Rent	$759,000 per annum
Avg Current Rent (m^2)	$57/m^2 per annum
Avg Market Rent (m^2)	$62/m^2 per annum
Occupancy	100%
Expansion of Property	The tenant has an option to expand the premises by 3,420m^2 during the lease term. A new seven year lease over the expanded property commences at practical completion of the expansion.

Valuation Summary

Value	Valuer	Date	Market Cap Rate	Initial Yield	10 year IRR	Terminal Yield	$Rate/m^2 of GBA
$10.2 million	Savills	30 June 2005	7.92%	7.44%	9.16%	8.75%	$760

Murarrie, QLD	
Address	286 Queensport Road, Murarrie, Qld
Property Type	Industrial office and warehouse building
Ownership	Freehold title
Location	Approximately 11 kilometres east of the Brisbane CBD
Construction Completion	September 2004
Lettable Area	21,531m^2
Land Area	45,100m^2
Tenant	Laminex Group Limited (to September 2014)
Avg Unexpired Lease Term	9.2 years (at 30 June 2005)
Rent Review Structure	Annual increases of 3.5% per annum
Current Rent	$1,320,000 per annum
Avg Current Rent (m^2)	$61/m^2 per annum
Avg Market Rent (m^2)	$72/m^2 per annum
Occupancy	100%

Valuation Summary

Value	Valuer	Date	Market Cap Rate	Initial Yield	10 year IRR	Terminal Yield	$Rate/m^2 of GBA
$16.5 million	Savills	30 June 2005	7.99%	7.68%	9.83%	8.50%	$766

Carole Park, QLD	
Address	47-59 Boundary Road, Carole Park, Qld
Property Type	Industrial office and warehouse building
Ownership	Freehold title*
Location	Approximately 24 kilometres south-west of the Brisbane CBD
Construction Completion	May 2004
Lettable Area	13,260m^2
Land Area	37,530m^2
Tenant	Tyre Marketers (Australia) Limited (to May 2014)
Avg Unexpired Lease Term	8.9 years (at 30 June 2005)
Rent Review Structure	Annual increases to the greater of CPI or 3% per annum. Market rent review every five years with a minimum increase of the greater of CPI or 3% and a maximum increase of 5%
Current Rent	$679,833 per annum
Avg Current Rent (m^2)	$58/m^2 per annum
Avg Market Rent (m^2)	$58/m^2 per annum
Occupancy	100%
Expansion of Property	The tenant has an option to expand the warehouse by 1,700 m^2 prior to May 2006. A new 10 year lease over the expanded property commences at practical completion of the expansion.

Valuation Summary

Value	Valuer	Date	Market Cap Rate	Initial Yield	10 year IRR	Terminal Yield	$Rate/m^2 of GBA
$8.45 million	Savills	30 June 2005	8.01%	7.70%	9.50%	8.50%	$637

* This property forms part of a larger site registered in the name of a subsidiary of Australand. Title to the property is to be transferred to a subsidiary of AWPT5 under a sale contract once the larger title is subdivided and a title for the property is created. Pending finalisation of the subdivision and completion under the contract for sale, Australand and AWPT5 have agreed in clause 4.9 of the Implementation Deed (which is in Appendix A) that the relevant AWPT5 subsidiary is to have the entire economic benefit of ownership of the property.

Brisbane Airport, QLD	
Address	Part Lot 1 Viola Place, Brisbane Airport, Qld
Property Type	Industrial office and warehouse building
Ownership	Leasehold title (expiring June 2047)
Location	Approximately 12 kilometres north-east of the Brisbane CBD, within the Export Park Estate, Brisbane Airport
Construction Completion	July 2004
Lettable Area	3,429m^2
Land Area	12,483m^2
Tenant	National Australia Bank Limited trading as Custom Fleet (to July 2012)
Avg Unexpired Lease Term	7.1 years (at 30 June 2005)
Rent Review Structure	Annual increases of 4% per annum Market review at the end of year four with a minimum increase of 4% and a maximum increase of 6%
Current Rent	$336,659 per annum
Avg Current Rent (m^2)	$98/m^2 per annum
Avg Market Rent (m^2)	$103/m^2 per annum
Occupancy	100%
Expansion of Property	The tenant has an option to expand the premises by 2,000 m^2 during the lease. A new eight year lease over the expanded property commences at practical completion of the expansion.

Valuation Summary

Value	Valuer	Date	Market Cap Rate	Initial Yield	10 year IRR	Terminal Yield	$Rate/m^2 of GBA
$3.15 million	Savills	30 June 2005	7.88%	7.06%	9.59%	8.76%	$906

Adelaide Airport, SA	
Address	91 Transport Avenue, Adelaide Airport, SA
Property Type	Industrial office and warehouse building
Ownership	Leasehold title (expiring May 2048 with an additional 49 year option subject to grant of renewal by the headlessor)
Location	Approximately six kilometres west of the Adelaide CBD, within the Adelaide Airport
Construction Completion	February 2004
Lettable Area	4,352m^2
Land Area	9,202m^2
Tenant	LG Electronics Australia Pty Ltd (to February 2014)
Avg Unexpired Lease Term	8.6 years (at 30 June 2005)
Rent Review Structure	Annual increases of 3.25% per annum. Market review at the end of year five with a minimum increase of 3.25%
Current Rent	$414,415 per annum
Avg Current Rent (m^2)	$95/m^2 per annum
Avg Market Rent (m^2)	$95/m^2 per annum
Occupancy	100%
Expansion of Property	The tenant has agreed to an expansion of the property and a 2,000m^2 expansion of the warehouse is proposed. The expansion is expected to be completed in January 2006.

Valuation Summary

Value	Valuer	Date	Market Cap Rate	Initial Yield	10 year IRR	Terminal Yield	$Rate/m^2 of GBA
4.25 million	Savills	30 June 2005	8.52%	8.52%	9.88%	9.50%	$977
$0.175 million	Reflects the additional value created by the proposed expansion						
$4.425 million	Total Value						

10.2 VALUATION REPORTS



1 August 2005
Our Ref: Savills Valuation Summary AWPT4

Savills (NSW) Pty Limited
E apannifex@savills.com.au
DL +61 02 8215 8857

Level 5
55 Hunter Street
Sydney NSW 2000
Australia
T +61 02 8215 8888
savills.com.au

The Directors
Australand Wholesale Investments Limited

The Directors
Australand Property Limited

The Directors
Australand Holdings Limited

C/- Level 3
1C Homebush Bay Drive
RHODES NSW 2138

Dear Sirs,

Re: Valuation of Australand Wholesale Property Trust No.5 Properties

- **47-59 Boundary Road, Carole Park, QLD**
- **286 Queensport Road, Murarrie, QLD**
- **Part Lot 1, Viola Place, Export Park, Brisbane Airport, QLD**
- **LG Electronics, Adelaide Airport, SA**
- **22-28 Bamwine Court, Dandenong South, VIC**
- **63-71 South Park Drive, Dandenong, VIC**
- **45-55 South Centre Road, Tullamarine, VIC**
- **LG Electronics, 2 Wonderland Drive, Eastern Creek, NSW**
- **SWADS, Wonderland Drive, Eastern Creek, NSW**

Instructions

We refer to your recent instructions requesting us to undertake valuations of the abovementioned properties as at 30 June 2005. We provide this letter of summary on the properties for inclusion in the Australand Property Group Explanatory Memorandum and Notice of Meeting. For further information, reference should be made to our full valuation reports dated 30 June 2005.

We have valued the market value of each property interest, subject to existing tenancies. We confirm that the valuer is suitably qualified to have undertaken the valuations and the valuer has no pecuniary interest that could be regarded as being capable of affecting that person's ability to give an unbiased opinion of value that could conflict with a proper valuation.

A summary of the valuations is as follows:



Property:
47-59 Boundary Road, Carole Park, QLD

Description:
The property comprises a modern industrial office/warehouse facility, completed in 2004, and comprising 13,260m^2 of gross lettable area plus substantial awnings areas and 3,400m^2 of expansion land. The property is located at Carole Park, approximately 24 kilometres by road southwest of the Brisbane GPO.

The sole tenant is Tyre Marketers (Australia) Limited with a lease expiring in May 2014.

Value	Date of Valuation	Initial Yield	Market Yield	Terminal Yield	10 year IRR	$Value per/m^2
$8,450,000	30/6/05	7.70%	8.01%	8.50%	9.50%	$637

Property:
286 Queensport Road, Murarrie, QLD

Description:
The property comprises a modern industrial office/warehouse facility, completed in 2004, and providing 21,531m^2 of gross lettable area plus substantial awnings. Murarrie is an established industrial precinct, located approximately 11 kilometres by road east of the Brisbane GPO.

The sole tenant is The Laminex Group, with a lease expiring in September 2014.

Value	Date of Valuation	Initial Yield	Market Yield	Terminal Yield	10 year IRR	$Value per/m^2
$16,500,000	30/6/05	7.68%	7.99%	8.50%	9.83%	$766

Property:
Part Lot 1, Viola Place, Export Park, Brisbane Airport, QLD

Description:
The property comprises a 12,483m^2 leasehold parcel of land accommodating a modern industrial office/warehouse facility of 3,429m^2 of gross lettable area. Export Park is a new industrial estate at Brisbane Airport, approximately 12 kilometres by road northeast of the Brisbane GPO.

The sole tenant is National Australia Bank, with a sublease expiring in July 2012.

Value	Date of Valuation	Initial Yield	Market Yield	Terminal Yield	10 year IRR	$Value per/m^2
$3,150,000	30/6/05	7.06%	7.88%	8.76%	9.59%	$906



Property:
LG Electronics, Transport Avenue, Netley, Adelaide, SA

Description:
Comprises a leasehold interest expiring 27 May 2048 and providing a modern industrial office/warehouse facility of 4,352m^2 of gross lettable area, plus awnings. The site area is able to be increased to accommodate an additional 2,000m^2 of warehouse. Netley is a predominantly industrial location, being approximately 6 kilometres by road west of the Adelaide GPO.

The sole tenant is LG Electronics Australia Pty Limited, on a sublease expiring in February 2014.

Value	Date of Valuation	Initial Yield	Market Yield	Terminal Yield	10 year IRR	$Value per/m^2
$4,250,000	30/6/05	8.52%	8.52%	9.50%	9.88%	$977
$175,000	Reflects the additional value created by the potential for proposed extensions.					

Property:
22-28 Bamwine Court, Dandenong South, VIC

Description:
The property comprises a modern industrial office/warehouse facility situated on leasehold land (98.5 years remaining), which was completed in 2004, and provides 13,420m^2 of gross lettable area. Dandenong South is an established outer southeastern industrial precinct, located approximately 35 kilometres by road from the Melbourne GPO.

The sole tenant is Bam Wine Logistics, with a sublease expiring in October 2011.

Value	Date of Valuation	Initial Yield	Market Yield	Terminal Yield	10 year IRR	$Value per/m^2
$10,200,000	30/6/05	7.44%	7.92%	8.75%	9.16%	$760

Property:
63-71 South Park Drive, Dandenong South, VIC

Description:
The property comprises a modern industrial office/warehouse facility which was completed in 2004, and provides 13,963m^2 of gross lettable area. Dandenong South is an established outer southeastern industrial precinct, located approximately 35 kilometres by road east from the Melbourne GPO.

The sole tenant is INC Corporation Pty Ltd, with a lease expiring in May 2014.

Value	Date of Valuation	Initial Yield	Market Yield	Terminal Yield	10 year IRR	$Value per/m^2
$11,400,000	30/6/05	7.74%	7.74%	8.50%	9.01%	$816



Property:
45-55 South Centre Road, Tullamarine, VIC

Description:
The property comprises a leasehold interest expiring in June 2047 and accommodating a modern industrial office/warehouse facility which was completed in 2003, providing 14,082m^2 of gross lettable area. Tullamarine is an established industrial precinct positioned within proximity to the airport and being located approximately 35 kilometres by road from the Melbourne GPO.

The sole tenant is Trapone Corporation Pty Ltd, with a sublease expiring in October 2013.

Value	Date of Valuation	Initial Yield	Market Yield	Terminal Yield	10 year IRR	$Value per/m^2
$9,770,000	30/6/05	7.92%	8.16%	10.00%	9.25%	$694

Property:
LG Electronics, 2 Wonderland Drive, Eastern Creek, NSW

Description:
The property comprises a modern industrial office/warehouse facility which was completed in 2004, providing 23,046m^2 of gross lettable area plus extensive hardstand and parking. Eastern Creek is an established industrial precinct positioned approximately 38 kilometres by road from the Sydney GPO.

The sole tenant is LG Electronics, with a lease expiring in September 2014.

Value	Date of Valuation	Initial Yield	Market Yield	Terminal Yield	10 year IRR	$Value per/m^2
$37,650,000	30/6/05	7.50%	7.50%	7.75%	9.30%	$1,634
$450,000	Reflects the additional value created by the potential for proposed extensions.					

Property:
SWADS, Wonderland Drive, Eastern Creek, NSW

Description:
The property comprises a modern industrial office/warehouse facility which was completed in 2004, providing 23,081m^2 of gross lettable area. Eastern Creek is an established industrial precinct positioned approximately 38 kilometres by road from the Sydney GPO.

The sole tenant is JR Haulage (SWADS), with a lease expiring in March 2014. The tenant's previous shareholder held an Option to Purchase the property. However, the valuation below disregards this option to purchase.

Value	Date of Valuation	Initial Yield	Market Yield	Terminal Yield	10 year IRR	$Value per/m^2
$25,500,000	30/6/05	7.31%	7.94%	8.25%	9.59%	$1,105

Liability Disclaimer

Savills has prepared this letter of summary for inclusion in the Australand Property Group Explanatory Memorandum and Notice of Meeting. Savills has not been required to approve or express any opinion about any part of the Explanatory Memorandum and Notice of Meeting, other than this letter of summary and the statements made in Section 10.1 of the Explanatory Memorandum and Notice of Meeting based on the valuations referred to in this summary.

Savills, its directors, executive officers and employees therefore cannot, and do not, make any warranty or representation as to the accuracy or completeness of any information or statement contained in any part of this Explanatory Memorandum and Notice of Meeting, other than those expressly made or given in this letter of summary and the statements made in Section 10.1 of the Explanatory Memorandum and Notice of Meeting based on the valuations referred to in this summary. Savills specifically disclaims liability to any person in the event of any alleged false or misleading statement in, or material omission from, any part of the Explanatory Memorandum and Notice of Meeting other than in respect of the material prepared by Savills.

We confirm that Savills and the appointed Valuers do not have any pecuniary interest that would conflict with the proper valuation of the properties and the valuations being made independently of Australand and/or its officers.

Neither the Valuer nor Savills are licensed to provide financial services and the information detailed herein (and the full valuation reports) are not intended to provide advice on your investment decision.

Yours faithfully,

Andrew Johnston
Divisional Director
Savills (NSW) Pty Limited

10.3 AWPT5 CONSTITUTION – POST MERGER PROPOSAL

The main rules governing the operation of AWPT5 are set out in the AWPT5 Constitution which is dated 19 October 2003 (as amended). The Corporations Act, exemptions and declarations given by ASIC, the Listing Rules (subject to waivers), and the general law of trusts are also relevant to the rights and obligations of AWIL as responsible entity of AWPT5, AWPT5 Unitholders and holders of options over AWPT5 Units.

The main provisions of the AWPT5 Constitution (once the amendments to be put to the AWPT5 Meeting have been made) that deal with the rights and obligations of AWPT5 Unitholders are:

a) **AWPT5 Units**: subject to any rights, obligation and restrictions attaching to particular AWPT5 Unit or class of AWPT5 Units, a fully paid AWPT5 Unit confers an equal undivided interest in AWPT5's assets;

b) **Stapling**: each AWPT5 Unit is intended to be stapled to one Australand Share, one APT Unit and, if the AWPT4 Merger Proposal is approved, one AWPT4 Unit and to be treated as a single security (see also the summary of the Stapling Deed in section 12.3 of this Explanatory Memorandum);

c) **Income**: subject to the terms of issue of particular AWPT5 Units, AWPT5 Unitholders are entitled to a share in AWPT5's income proportionate to their paid up unitholding. Unless otherwise determined by AWIL and subject to certain adjustments, the distributable income of AWPT5 is the operating income plus any additional amount as determined by AWIL. Unless distributions are required to be reinvested, AWIL will pay them within two months of the end of the relevant period. Distributions must be at least annual, but are expected to occur quarterly;

d) **Transfer**: AWPT5 Units may only be transferred as part of New Stapled Securities. Any New Stapled Securities classified as "restricted securities" under the Listing Rules may not be transferred during the escrow period;

e) **No redemption**: there is no right to redeem AWPT5 Units while AWPT5 is listed on ASX. AWIL may redeem AWPT5 Units if each Stapled Entity also redeems or buys back and cancels the other components of the New Stapled Securities;

f) **Winding up**: if AWPT5 is wound up, AWPT5 Unitholders are entitled to receive a share of AWPT5's net assets in proportion to their paid up unit holding. AWPT5 will continue until the date specified by AWIL as the date of termination or the date on which AWPT5 terminates in accordance with another provision of the AWPT5 Constitution or by law;

g) **AWPT5 Unitholders' liability**: unless an AWPT5 Unitholder incurs "user pays" fees or makes a separate agreement with AWIL, their liability is limited under the AWPT5 Constitution to the amount, if any, which remains unpaid in relation to their subscription for AWPT5 Units. User pays fees include taxes or expenses that AWIL incurs as a result of a particular AWPT5 Unitholder's request, act or omission and which AWIL considers should be borne by that AWPT5 Unitholder;

h) **Meetings**: the rights of AWPT5 Unitholders to requisition, attend and vote at meetings are mostly prescribed by the Corporations Act. The AWPT5 Constitution provides that the quorum for a meeting is at least two AWPT5 Unitholders holding or representing the holders of at least 10% of AWPT5 Units. Meetings may be held in conjunction with those for other Stapled Entities.

The AWPT5 Constitution also deals with the powers, duties and liability of AWIL as responsible entity of AWPT5:

a) **Powers**: AWIL has powers to invest, borrow and generally manage AWPT5. This includes providing any guarantee, security, indemnity or undertaking in connection with the obligations and liabilities of an entity, whether or not that entity is a member of Australand Property Group;

b) **Issue of units**: AWIL has power to issue AWPT5 Units and options over AWPT5 Units on such terms as it determines within the limits as to price contained in the AWPT5 Constitution. AWPT5 Units may not be issued or redeemed after the 80th anniversary of the day before AWPT5 commenced if that issue or redemption would cause a contravention of the rule against perpetuities or any other rule of law or equity;

c) **Duties**: AWIL's duties as responsible entity are mainly contained in the Corporations Act. In carrying out its duties and exercising its powers, AWIL may have regard to the interests of the members of each other Stapled Entity in addition to the interests of AWPT5 Unitholders;

d) **Rights**: AWIL may hold AWPT5 Units or options over AWPT5 Units in any capacity and may deal with, or be interested in any contract or transaction with, itself (as trustee of another trust or in any other capacity) or any Stapled Entity or the responsible entity of any Stapled Entity;

e) **Remuneration**: AWIL is entitled to be:

   (i) paid an application fee by each successful applicant for AWPT5 Units of 2% of the application price for AWPT5 Units;

   (ii) paid an acquisition fee out of AWPT5's assets of 1.5% of the acquisition price of any property acquired by AWPT5;

   (iii) reimbursed out of AWPT5's assets for all expenses properly incurred in the proper performance of its duties as responsible entity of AWPT5; and

   (iv) paid a management fee out of AWPT5's assets equal to AWIL's reasonable estimate of the costs which it has either directly or indirectly incurred as responsible entity of AWPT5 and for which it is not otherwise entitled to be reimbursed out of AWPT5's assets.

AWIL may accept lower fees than it is entitled to receive under the AWPT5 Constitution or may defer payment for any period.

f) **Liability and indemnity**: subject to the Corporations Act, AWIL is not liable in contract, tort or otherwise to AWPT5 Unitholders for any loss suffered in any way relating to AWPT5. AWIL is entitled to be indemnified out of AWPT5's assets for any liability it incurs in properly performing or exercising any of its duties or powers in relation to AWPT5;

g) **Retirement**: AWIL may retire as responsible entity as permitted by law.

The AWPT5 Constitution may be amended by a special resolution of AWPT5 Unitholders or by AWIL, as responsible entity of AWPT5, if AWIL reasonably considers that the amendment will not adversely affect AWPT Unitholders' rights. The AWPT5 Constitution (marked to show the amendments to be put to the AWPT5 Meeting) is available for inspection at the registered address of AWIL, Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138 between 9.00am and 5.00pm (Sydney time) on Business Days until the time of the AWPT5 Meeting and is available on the Australand Property Group website at www.australand.com.au. A copy will also be made available on request free of charge by calling within Australia on 02 9767 2000 or outside Australia on +61 2 9767 2000 between 9.00 am and 5.00 pm (Sydney time) on Business Days. The amendments to the AWPT5 Constitution are conditional upon the AWPT5 Merger Proposal proceeding.

10.4 FEES

The table below shows the fees and costs that you may be charged in relation to AWPT5 assuming the AWPT5 Merger Proposal is implemented. All amounts are stated exclusive of GST. You should read all the information about fees and expenses as it is important to understand their impact on your investment.

Type of Fee or Cost	Quantum	How and When Paid
Application Fee	Not applicable at this time.	Under the AWPT5 Constitution, AWIL is entitled to be paid an application fee by a successful applicant of 2% of the application price for AWPT5 Units. This fee is not currently charged by AWIL and there is no present intention to charge this fee on or following the implementation of the AWPT5 Merger Proposal. This fee is deducted from application monies.
Management Fee	AWIL will be entitled to be paid a management fee equal to its reasonable estimate of the costs it has either directly or indirectly incurred as responsible entity and for which it is not otherwise reimbursed under an expense recovery right. These costs are currently budgeted at $100,000 per annum (assuming the AWPT5 Merger Proposal is implemented).	Payable out of the assets of AWPT5 upon demand at any time costs are incurred, whether or not these costs have been paid. As AWIL will be owned indirectly by APG Security Holders in the same proportion that they will hold New Stapled Securities, APG Security Holders will not incur a net loss as a result of any such payment.
Acquisition Fee	AWIL is entitled to an acquisition fee of 1.5% of the acquisition price of properties acquired by AWPT5, either by direct purchase or indirectly by the acquisition of units or other interests in a trust. For example, this fee would be $150,000 if the acquisition price of a building is $10,000,000.	Payable out of the assets of AWPT5 following the acquisition. As AWIL will be owned indirectly by APG Security Holders in the same proportion that they will hold New Stapled Securities, APG Security Holders will not incur a net loss as a result of any such payment.
Costs and Expenses	AWIL is entitled to be paid or reimbursed for all costs and expenses incurred in the proper performance of its duties. These costs typically include costs incurred in association with investor communications, product disclosure statement preparation, compliance, insurance premiums and audit costs. These costs are currently budgeted at $235,000 per annum (assuming the AWPT5 Merger Proposal is implemented).	Payable out of the assets of AWPT5. These expenses are generally payable as they are incurred.

GST

AWIL is entitled to be reimbursed out of the assets of AWPT5 for any GST that it pays or becomes liable to pay. AWIL may incur GST on costs incurred during the course of operations and may not be entitled to a full credit for such GST. However, AWIL should be entitled to a reduced input tax credit of 75% of the GST incurred on most costs and fees, including responsible entity fees, registry fees and certain administrative fees.

General

As the AWPT5 Merger Proposal involves AWPT5 being admitted to the official list of ASX and SGX-ST, the ongoing fees and costs table above does not include any fees in the nature of contribution fees, withdrawal fees, termination fees, switching fees or adviser service fees as they are not applicable.

10.5 COMPLAINTS HANDLING PROCEDURES

If you have a complaint about AWIL in connection with AWPT5, then you can:

- contact the Company Secretary of AWIL on 02 9767 2000; and
- if your complaint is not satisfactorily resolved, please refer the matter in writing to the Complaints Handling Officer, Australand Wholesale Investments Limited, Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138.

AWIL is required to acknowledge receipt of a written complaint as soon as practicable and, in any event, within 14 days. AWIL must give proper consideration to the complaint and must act in good faith to deal with the complaint.

Where a complaint remains unresolved (eg, where a remedy is not offered or not instigated or where a remedy offered is not accepted by the complainant), the complaint may fall within the terms of reference of AWPT5's External Complaints Scheme, the Financial Industry Complaints Scheme ("FICS"). Complainants in this category will be sent details of how to contact FICS, an independent external complaints handling body approved for this purpose by ASIC.

Where a complainant has referred a complaint to FICS, the Complaints Handling Officer shall comply with the procedures set out in terms of reference of the Financial Services Complaints Resolution Scheme as amended from time to time. Once referred and once relevant time periods to settle the complaint have expired, FICS will work with the complainant and AWIL to seek a mutually acceptable resolution of the complaint.

To contact FICS, you should telephone 1300 780 808 or write to FICS at PO Box 579, Collins Street West, Melbourne VIC 8007.

10.6 INVESTMENT CONSIDERATIONS

AWIL does not take into account labour standards or environmental, social or ethical considerations for the purpose of selecting, retaining or realising investments of AWPT5. Environmental factors are addressed as part of normal property due diligence.

10.7 COMMISSIONS

There are no commissions which can affect returns of AWPT5.

10.8 COOLING OFF

There is no cooling off period for APG Security Holders who are issued AWPT5 Units under the AWPT5 Merger Proposal.


SECTION
11

Security Holder Meetings

11. Security Holder Meetings

11.1 SHARE SCHEME MEETING

11.1.1 The Share Scheme Meeting

The Supreme Court of New South Wales has ordered that the Share Scheme Meeting be held at The Treasury Room, InterContinental Sydney, 117 Macquarie Street, Sydney on 27 September 2005 at 10.00am (Sydney time).

11.1.2 Purpose of the Share Scheme Meeting

The purpose of the Share Scheme Meeting is to consider and, if thought fit, to agree to the Share Scheme for the purposes of section 411(4) of the Corporations Act.

11.1.3 Share Scheme Resolution

Australand Shareholders will consider the following resolution of Australand:

"That, pursuant to section 411 of the Corporations Act 2001 (Cwlth), the scheme of arrangement proposed to be made between Australand Holdings Limited and each of the holders of its ordinary shares to effect, amongst other things, the application of the proceeds of a special dividend towards part payment of the application price for units in either or both of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5 as more particularly set out in the Explanatory Memorandum accompanying the Notice of Meeting convening this meeting is approved (with or without modification as approved by the Supreme Court of New South Wales)."

11.1.4 The effect of the Share Scheme Meeting

The Share Scheme will enable Australand and Australand Shareholders to participate in the Merger Proposal and will take effect on satisfaction of the conditions precedent to the Share Scheme. At the Share Scheme Meeting, Australand will be authorised and directed on satisfaction of the conditions precedent to the Share Scheme to:

a) apply for AWPT4 Units and AWPT5 Units on behalf of Australand Shareholders; and

b) together with Australand Property Limited as the responsible entity of Australand Property Trust (which will apply the APT Distribution on behalf of APT Unitholders), apply the Australand Dividend to acquire one AWPT4 Unit and/or one AWPT5 Unit for each APG Stapled Security held.

On the Implementation Date, APG Security Holders on the Record Date (excluding those persons who are Foreign Security Holders) will be issued:

- if the AWPT4 Merger Proposal proceeds, one AWPT4 Unit; and
- if the AWPT5 Merger Proposal proceeds, one AWPT5 Unit,

for each APG Stapled Security held.

Each APG Stapled Security will be stapled to one AWPT4 Unit and/or one AWPT5 Unit on the allotment and issue of those units.

As a result, APG Security Holders will each have New Stapled Securities representing a security interest in each of Australand, Australand Property Trust, and AWPT4 and/or AWPT5.

11.1.5 If the Share Scheme is passed

The Share Scheme (with or without modification) is subject to subsequent approval by the Court. If the Share Scheme Resolution is approved by the requisite majority of Australand Shareholders and the other conditions of the Share Scheme are satisfied (apart from the condition requiring Court approval), Australand intends to apply to the Court for an order approving the Share Scheme.

11.1.6 Entitlement to attend and vote at Share Scheme Meeting

Australand has determined that all registered Australand Shareholders as at 7.00pm (Sydney time) on 25 September 2005 are eligible to vote.

11.1.7 Voting and required majority

For the resolution to be effective, the resolution must be passed by a majority in number of Australand Shareholders present and voting (either in person or by proxy) and at least 75% of the votes cast on the resolution.

11.2 AUSTRALAND GENERAL MEETING

The Australand General Meeting

The APG Directors have convened a general meeting of Australand to be held at The Treasury Room, InterContinental Sydney, 117 Macquarie Street, Sydney on 27 September 2005 at 10.00am (Sydney time).

Purpose of the Australand General Meeting

The purpose of the Australand General Meeting is to consider and, if thought fit pass the resolutions which are necessary to enable the Merger Proposal to proceed. The Australand General Resolutions are set out below with explanations regarding each.

11.2.1 First Australand General Resolution: Approval of Replacement Australand Constitution

Australand Shareholders will consider the following as a special resolution of Australand:

"That the document submitted to the meeting and initialled by the Chairman of the meeting for the purposes of identification is adopted as the constitution of Australand Holdings Limited ("Australand") in substitution for the present constitution of Australand (which is repealed), with effect on and from the time (if any) at which an order of the Supreme Court of New South Wales ("Court") is made approving the proposed scheme of arrangement between Australand and each holder of its ordinary shares to be considered at a meeting of ordinary shareholders of Australand on or about 27 September 2005."

Explanation of the First General Resolution

This resolution authorises the replacement of the Australand Constitution in the form tabled at the Australand General Meeting. If this resolution is approved, the Replacement Australand Constitution will take effect on the date the Court Order is made.

The Replacement Australand Constitution is designed to facilitate the stapling of APG Stapled Securities to AWPT4 Units and AWPT5 Units. Further details of the proposed Replacement Australand Constitution are set out in section 12.5 of this Explanatory Memorandum.

This resolution is required under section 136(2) of the Corporations Act. Section 136(2) requires amendments to the Australand Constitution to be made by special resolution of Australand Shareholders. To be approved, this special resolution needs to be passed by at least 75% of the votes cast either in person or by proxy by Australand Shareholders entitled to vote on the resolution. The existing Australand Constitution and the new Replacement Australand Constitution proposed to be adopted by this resolution are available for inspection at the registered office of Australand, Level 3, 1C Homebush Bay Drive, Rhodes, NSW 2138 between 9.00 am and 5.00 pm (Sydney time) on Business Days until the time of the meeting and is available on Australand Property Group's website at www.australand.com.au. Copies will be made available upon request free of charge by calling Australand within Australia on 02 9767 2000 or outside Australia on +61 2 9767 2000 between 9.00 am and 5.00 pm (Sydney time) on Business Days. Adoption of the Replacement Australand Constitution is conditional upon the Merger Proposal proceeding.

11.2.2 Second Australand General Resolution: Approval of Stapling of AWPT4 and AWPT5

Australand Shareholders will consider the following as a special resolution of Australand:

"That Australand Holdings Limited ("Australand") is authorised to staple units in either or both of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5 and units in Australand Property Trust to ordinary shares in Australand, with effect on and from the date (if any) of the implementation of the proposed scheme of arrangement between Australand and each holder of its ordinary shares to be considered at a meeting of ordinary shareholders of Australand on or about 27 September 2005."

Explanation of the Second Australand General Resolution

This resolution authorises Australand to staple AWPT4 Units and AWPT5 Units to Australand Shares in accordance with clause 1.3 of the existing stapling deed.

As a special resolution, this resolution requires at least 75% of the votes cast on the resolution by Australand Shareholders (either in person at the general meetings or by proxy) to be cast in favour of the resolution.

11.2.3 Third Australand General Resolution: Approval of Stapling Deed

Australand Shareholders will consider the following as an ordinary resolution of Australand:

"That Australand Holdings Limited ("Australand") and any entity it controls be authorised and approved to make the stapling deed in the form of the copy produced to the meeting and initialled by the Chairman of the meeting for the purposes of identification ("Stapling Deed") and give financial benefits under or contemplated by the Stapling Deed or pursuant to any transaction entered into in accordance with or contemplated by the Stapling Deed to any related party of Australand including, without limitation, to the responsible entities of Australand Property Trust ("APT") and, if the units in Australand Wholesale Property Trust No. 4 ("AWPT4") are stapled to shares in Australand and units in APT, AWPT4, and if the units in Australand Wholesale Property Trust No. 5 ("AWPT5") are stapled to shares in Australand and units in APT, AWPT5, and any of their controlled entities, and to CapitaLand Limited and its controlled entities and to the directors of Australand receiving consequential indirect financial benefits from holding stapled securities (comprising shares in Australand and units in APT and either or both of AWPT4 and AWPT5)."

Explanation of the Third Australand General Resolution

At the time of the stapling of Australand and Australand Property Trust in 2003, Australand Shareholders approved Australand entering into a stapling deed. It is now proposed that on implementation of the Merger Proposal, Australand, Australand Property Limited as the

responsible entity of Australand Property Trust and, if the AWPT4 Merger Proposal proceeds, AWIL as the responsible entity of AWPT4, and if the AWPT5 Merger Proposal proceeds, AWIL as the responsible entity of AWPT5 will enter into the Stapling Deed which will replace the existing stapling deed. The Stapling Deed is essentially the same as the existing stapling deed however, it contemplates that the Merger Proposal has occurred and AWPT4 Units and/or AWPT5 Units are stapled to APG Stapled Securities.

A copy of the form of the Stapling Deed is set out in Annexure C to this Explanatory Memorandum and a summary of its key terms appears in section 12.3 of this Explanatory Memorandum.

The Stapling Deed is between Australand and the Responsible Entities. The Stapling Deed provides that Australand and the Trusts must operate on a co-operative basis for the benefit of the APG Security Holders as a whole. The Stapling Deed will reduce the need for independent valuations, reports and APG Security Holder approvals where there are transactions between Australand and the Trusts or their controlled entities. This should result in savings of time and expense and assist Australand and the Trusts in obtaining synergies from the Merger Proposal.

Chapter 2E of the Corporations Act contains restrictions on public companies providing financial benefits to related parties. Future dealings between Australand and the Trusts or their controlled entities could result in financial benefits being conferred by Australand on its related parties. These related parties may include CapitaLand and its controlled entities and APG Directors who will hold APT Units, AWPT4 Units and AWPT5 Units (as part of their New Stapled Securities) and will, as APT Unitholders, AWPT4 Unitholders and AWPT5 Unitholders, indirectly receive a benefit as a result of the benefit being given by Australand to the Trusts. CapitaLand is a related party of Australand as it controls Australand.

The provision of loans, guarantees and security by Australand for borrowings or acquisitions by the Trusts as well as any non-arm's length pricing of the cost of property or services provided to the Trusts, could be regarded as a financial benefit to unitholders in each Trust.

The proposed Stapling Deed resolution seeks approval to the giving of financial benefits under the Stapling Deed or pursuant to any transaction entered into in accordance with the Stapling Deed. This resolution is being proposed for the purpose of section 208 of the Corporations Act.

The following information comprises the explanatory statement in accordance with section 219 of the Corporations Act:

a) the related parties to whom the resolution would permit financial benefits to be given are the related parties of Australand from time to time (including CapitaLand, APG Directors and their respective controlled entities from time to time) who will hold New Stapled Securities;

b) the nature of the financial benefit is the effect on the value of Australand Shares and APG Options held by such related parties (as part of New Stapled Securities which they hold) as a result of transactions in accordance with the Stapling Deed, which may include the effects of the setting of the price for property or services acquired from or sold to Australand or its controlled entities being more or less (as the case may be) than would be the case if there was an independent assessor setting the price. Another example would be intra-Australand Property Group borrowings, guarantees and supporting security to financiers and other creditors being given by Australand or any of its controlled entities to support the borrowings and other obligations of the Trusts and their controlled entities;

c) each of the APG Directors recommends to APG Security Holders that the proposed Stapling Deed resolution be approved and considers that giving effect to the terms of and the transactions under the Stapling Deed and the dealings between Australand and the Trusts or their controlled entities will be in the overall interests of APG Security Holders as they will, through the New Stapled Securities that they will hold, be the ultimate owners in the same proportions of Australand and the Trusts (so that any transfer of value between Australand and the Trusts would have no net effect on the then existing APG Security Holders). Further, there will be no net benefit from these dealings for the related parties described above different from the benefit to all APG Security Holders, because such related parties will, through their holding of New Stapled Securities, have an interest in Australand and the Trusts;

d) none of the APG Directors has an interest in the outcome of the proposed Stapling Deed resolution other than as the holder of APG Stapled Securities as disclosed in section 12.18 of this Explanatory Memorandum, as the holder of New Stapled Securities (if the Merger Proposal is approved), as a director of Australand, Australand Property Limited and AWIL or as otherwise disclosed in section 12.18 of this Explanatory Memorandum;

e) CapitaLand has no interest in the outcome of the proposed Stapling Deed resolution other than as the parent company of the CapitaLand Entities which are holders of approximately 53% of the APG Stapled Securities on issue; and

f) there is no information, other than that which is set out in this Explanatory Memorandum, that is known to Australand or to any of the APG Directors which is reasonably required by APG Security Holders in order to decide whether or not it is in the interests of Australand to pass the proposed Stapling Deed resolution.

11.2.4 Entitlement to attend and vote at the Australand General Meeting

APG Security Holders' entitlement to vote

Australand has determined that all registered holders of APG Stapled Securities as at 7.00pm (Sydney time) on 25 September 2005 are eligible to vote.

11.2.5 Voting and required majority

Australand General Resolutions 1 and 2 will be passed if at least 75% of the votes cast on the resolution are voted in favour of the resolution.

Australand General Resolution 3 will be passed if more than 50% of the votes cast on the resolution are voted in favour of the resolution.

11.3 APT GENERAL MEETING

The APT General Meeting

The APG Directors have convened a general meeting of Australand Property Trust to be held at The Treasury Room, InterContinental Sydney, 117 Macquarie Street, Sydney on 27 September 2005 at 10.00am (Sydney time).

Purpose of the APT General Meeting

The purpose of the General Meetings is to consider and, if thought fit pass the resolutions which are necessary to enable the Merger Proposal to proceed. The APT General Resolutions are set out below with explanations regarding each.

11.3.1 First APT General Resolution: Approval of amendments to Australand Property Trust Constitution

APT Members will consider the following as a special resolution of Australand Property Trust:

"That, subject to and with effect from the time (if any) at which the order of the Supreme Court of New South Wales is made approving the proposed scheme of arrangement between Australand Holdings Limited ("Australand") and each holder of its ordinary shares to be considered at a meeting of ordinary shareholders of Australand on or about 27 September 2005, the constitution of Australand Property Trust is amended in accordance with the provisions of the supplemental deed poll in the form tabled at the meeting and initialled by the Chairman of the meeting for the purposes of identification and the responsible entity of Australand Property Trust is authorised to execute and lodge with the Australian Securities and Investments Commission a supplemental deed poll to give effect to these amendments to the constitution of Australand Property Trust."

Explanation of the First APT General Resolution

This resolution authorises the amendments to the APT Constitution in accordance with the supplemental deed poll to be tabled at the APT General Meeting. If this resolution is approved, the changes will take effect on the date the Court Order is made.

In summary, the changes are directed at:

- providing for the Stapling of APG Stapled Securities to AWPT4 Units and AWPT5 Units as part of the Merger Proposal as described in this Explanatory Memorandum;
- authorising Australand Property Limited to implement the Merger Proposal; and
- general amendments to update the APT Constitution.

Further details of the proposed amendments to the APT Constitution are set out in section 12.4 of the Explanatory Memorandum.

This resolution is required under section 601GC(1) of the Corporations Act. Section 601GC(1) requires certain amendments to the APT Constitution to be approved by a special resolution of APT Members. This special resolution requires at least 75% of the votes cast on the resolution (either in person or by proxy) to be in favour. The existing APT Constitution and the amended APT Constitution proposed to be adopted by this resolution are available for inspection at the registered office of Australand Property Limited, Level 3, 1C Homebush Bay Drive, Rhodes, NSW 2138 between 9.00 am and 5.00 pm (Sydney time) on Business Days until the time of the APT General Meeting and is available on Australand Property Group's website at www.australand.com.au. Copies will be made available upon request free of charge by calling Australand within Australia on 02 9767 2000 or outside Australia on +61 2 9767 2000 between 9.00 am and 5.00 pm (Sydney time) on Business Days. The amendments to the APT Constitution are conditional upon the Merger Proposal proceeding.

11.3.2 Second APT General Resolution: Approval of Merger Proposal by Australand Property Trust

APT Members will consider the following as a special resolution of Australand Property Trust:

"That, subject to the passing of resolution 1 in the Notice of Meeting convening this meeting, the proposal described in the Explanatory Memorandum accompanying the Notice of Meeting convening this meeting as the "Merger Proposal", under which shares in Australand Holdings Limited and units in Australand Property Trust will be stapled to units in either or both of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5 (and which includes transactions under which a capital distribution from Australand Property Trust will be applied on behalf of unitholders to acquire units in either or both of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5), on the terms and subject to the conditions of the Merger Proposal, is approved for all purposes."

Explanation of the Second APT General Resolution

This resolution effectively constitutes a general approval of the Merger Proposal and the grant of an authority to undertake the necessary steps to have the Merger Proposal implemented. This resolution also authorises Australand Property Limited to staple AWPT4 New Units and AWPT5 New Units to APT Units. Clause 1.3 of the existing stapling deed authorises Australand and Australand Property Limited to staple any other entity's securities to Australand Shares and APT Units if that stapling is approved by a special resolution of the APT Members and Australand Shareholders.

The special resolution requires that at least 75% of the votes cast on the resolution by APT Members (either in person at the APT General Meetings or by proxy) be cast in favour of the resolution.

11.3.3 Entitlement to attend and vote at APT General Meeting

APG Security Holders' entitlement to vote

Australand Property Limited has determined that all registered holders of APG Stapled Securities as at 7.00pm (Sydney time) on 25 September 2005 are eligible to vote.

Optionholders' entitlement to vote

Optionholders are entitled to vote on the resolutions. Australand Property Limited has determined that all registered Optionholders as at 7.00pm (Sydney time) on 25 September 2005 are eligible to vote.

11.3.4 Voting and required majority

APT General Resolutions 1 and 2 will be passed if at least 75% of the votes cast on the resolution are voted in favour of the resolution.


SECTION
12

APG Additional Information

12. APG Additional Information

12.1 SUMMARY OF IMPLEMENTATION DEED

Australand, Australand Property Limited, as the responsible entity of Australand Property Trust, and AWIL, as the responsible entity of AWPT4 and AWPT5, have entered into the Implementation Deed. The Implementation Deed requires each party to undertake various steps to implement the Merger Proposal.

A copy of the Implementation Deed (without annexures) is set out in Appendix A of this Explanatory Memorandum. The key provisions of the Implementation Deed are summarised below.

a) **Implementation of Merger Proposal**: each party must use its best endeavours to implement the Merger Proposal subject to the Australand Constitution and the constitutions of the Trusts, the Implementation Deed, the Listing Rules and the law.

b) **Conditions precedent**: each party's obligation to implement the Merger Proposal is contingent upon the satisfaction of various conditions precedent. As at the date of this Explanatory Memorandum, the only conditions precedent yet to be satisfied are:

(i) APG Security Holders approving the Australand Resolutions and the APT Resolutions;

(ii) the Australand Constitution being replaced as contemplated by the Australand Resolutions;

(iii) the APT Constitution being amended as contemplated by the APT Resolutions;

(iv) Australand Shareholders approving the Share Scheme Resolution;

(v) the Court approving the Share Scheme under section 411(4)(b) of the Corporations Act;

(vi) AWPT4 Unitholders approving the AWPT4 Resolutions or AWPT5 Unitholders approving the AWPT5 Resolutions;

(vii) if the AWPT4 Resolutions are approved, the AWPT4 Constitution being amended as contemplated by the AWPT4 Resolutions;

(viii) if the AWPT5 Resolutions are approved, the AWPT5 Constitution being amended as contemplated by the AWPT5 Resolutions;

(ix) ASX and SGX-ST admitting AWPT4 Units and/or AWPT5 Units to the official list and giving their conditional consent to the official quotation of Australand Shares, APT Units, AWPT4 Units and/or AWPT5 Units as New Stapled Securities;

(x) the Court giving Judicial Advice to Australand Property Limited (see section 12.15) and AWIL;

(xi) no regulatory authority or judicial body taking or threatening to take any action or making any order which restrains or prohibits the implementation of the Merger Proposal; and

(xii) the Implementation Deed not been terminated by any party prior to the Court approving the Share Scheme under section 411(4)(b) of the Corporations Act.

c) **Termination**: a party may terminate the Implementation Deed at any time before the Court approves the Share Scheme under section 411(4)(b) of the Corporations Act if:

(i) any other party is in material breach of the Implementation Deed;

(ii) a representation or warranty given under the Implementation Deed is or becomes materially untrue or incorrect;

(iii) the AHL Resolutions, the APT Resolutions or the Share Scheme Resolution are not approved on or before 30 November 2005;

(iv) the Court does not make an order under section 411(4)(b) of the Corporations Act approving the Share Scheme on or before 30 November 2005;

(v) the Court does not provide the Judicial Advice to Australand Property Limited (see section 12.15) on or before 30 November 2005 on satisfactory terms;

(vi) Australand, Australand Property Limited and AWIL do not receive conditional consent from ASX and SGX-ST to the official quotation of New Stapled Securities on satisfactory terms;

(vii) a regulatory authority or judicial body takes or threatens to take any action or makes any order which restrains or prohibits the implementation of the Merger Proposal;

(viii) any one or more of Australand, Australand Property Limited, AWIL or any of Australand Property Limited's or AWIL's subsidiaries or Australand Property Trust, AWPT4 or AWPT5 become subject to an "Insolvency Event" (as defined in the Implementation Deed);

(ix) the Independent Expert does not conclude that the Merger Proposal is in the best interests of APG Security Holders, AWPT4 Unitholders or AWPT5 Unitholders;

(x) a proposal is made which the board of Australand or Australand Property Limited or the AWIL Independent Directors consider to be superior to the Merger Proposal; or

(xi) a "Prescribed Occurrence" or "Material Adverse Change" (as defined in the Implementation Deed) occurs.

The parties may also terminate the Implementation Deed by mutual agreement at any time before the Court approves the Share Scheme under section 411(4)(b) of the Corporations Act.

d) **Cross Holders**: AWPT4 Units and AWPT5 Units held by Cross Holders will not be redeemed or stapled under the Merger Proposal. Each party must not transfer, and must procure that any Cross Holder does not transfer, AWPT4 Units and AWPT5 Units to any entity other than a member of Australand Property Group.

e) **Costs**: Australand Property Limited will pay all of the costs and expenses in connection with the Merger Proposal.

f) **Limitation of liability**: any liability arising under or in connection with the Implementation Deed can only be enforced against Australand Property Limited or AWIL to the extent that the liability can be satisfied from the assets of Australand Property Trust, AWPT4 or AWPT5 (as applicable).

12.2 DEEDS POLL

Australand Property Limited, as the responsible entity of Australand Property Trust, will enter into a deed poll ("APL Deed Poll") in favour of each APG Security Holder at the Record Date under which it undertakes to perform its obligations under the "APT Unitholder Arrangements" (as defined in the Implementation Deed). Australand Property Limited's obligations under the APL Deed Poll are subject to the satisfaction of the conditions precedent set out in the Implementation Deed and the Share Scheme. APG Security Holders may enforce the APL Deed Poll directly against Australand Property Limited, as the responsible entity of Australand Property Trust, if it fails to perform its obligations. A liability arising in connection with the APL Deed Poll can be enforced against Australand Property Limited only to the extent to which it can be satisfied out of the assets of Australand Property Trust and for which Australand Property Limited is actually indemnified against.

AWIL, as the responsible entity of AWPT4, will enter into a deed poll ("AWPT4 Deed Poll") in favour of each APG Security Holder and AWPT4 Unitholder at the Record Date, under which it undertakes to perform its obligations under the Share Scheme, "APT Unitholder Arrangements" and "AWPT4 Unitholder Arrangements" (as defined in the Implementation Deed). AWIL's obligations under the AWPT4 Deed Poll are subject to the satisfaction of the conditions precedent set out in the Implementation Deed and the Share Scheme. APG Security Holders and AWPT4 Unitholders may enforce the AWPT4 Deed Poll directly against AWIL, as the responsible entity of AWPT4, if it fails to perform its obligations. A liability arising in connection with the AWPT4 Deed Poll can be enforced against AWIL only to the extent to which it can be satisfied out of the assets of AWPT4 and for which AWIL is actually indemnified against.

AWIL, as the responsible entity of AWPT5, will enter into a deed Poll ("AWPT5 Deed Poll") in favour of each APG Security Holder and AWPT5 Unitholder at the Record Date, under which AWIL undertakes to perform its obligations under the Share Scheme, "APT Unitholdeer Arrangements" and "AWPT5 Unitholder Arrangements" (as defined in the Implementation Deed). AWIL's obligations under the AWPT5 Deed Poll are subject to the satisfaction of the conditions precedent set out in the Implementation Deed and the Share Scheme. APG Security Holders and AWPT5 Unitholders may enforce the AWPT5 Deed Poll directly against AWIL, as the responsible entity of AWPT5, if it fails to perform its obligations. A liability arising in connection with the AWPT5 Deed Poll can be enforced against AWIL only to the extent to which it can be satisfied out of the assets of AWPT5 and for which AWIL is actually indemnified against.

12.3 SUMMARY OF STAPLING DEED

Australand, Australand Property Limited and AWIL will enter into a Stapling Deed before the Merger Proposal is implemented. The Stapling Deed will set out various matters in respect of the relationship between the parties in respect of the securities which comprise the New Stapled Securities. A copy of the Stapling Deed is set out in Appendix C of this Explanatory Memorandum.

A brief overview of its key terms is set out below:

a) **Stapling of shares and units**: on and from the date that Stapling commences:

(i) if stapling commences in respect of AWPT4, AWPT4 Units; and

(ii) if stapling commences in respect of AWPT5, AWPT5 Units,

must be Stapled to APG Stapled Securities.

b) **Restrictions on dealings in units and shares:** on and from the date that stapling commences, no party may:

(i) do anything, or refrain from doing anything, which would result in any Attached Securities (other than a Cross Holding) to no longer be stapled;

(ii) offer any Attached Securities for subscription or sale unless an offer is made at the same time and to the same person for an identical number of the other Attached Securities for issue or sale;

(iii) offer any Attached Securities for subscription or sale unless the terms of that offer require each offeree to subscribe for or buy an equal number of the other Attached Securities;

(iv) issue or sell any Attached Securities to any person unless an identical number of the other Attached Securities is also issued or sold to the same person at the same time;

(v) cancel, buy-back or redeem any Attached Securities unless at the same time there is a corresponding cancellation, buy-back or redemption of the other Attached Securities; and

(vi) register any transfer of Attached Securities (other than a Cross Holding) to any person unless an identical number of the other Attached Securities are also transferred to the same person at the same time.

c) **Registers and transfers**: the parties must maintain a New Stapled Securities register and appoint a common registrar.

d) **Un-stapling**: the stapling of the Attached Securities (other than a Cross Holding) terminates:

(i) if determined by special resolutions of the members of each Stapled Entity; or

(ii) on the Stapling becoming unlawful or prohibited by the Listing Rules.

e) **Co-operation and consultation**: the parties must co-operate with each other in relation to all matters relating to the New Stapled Securities. These include ensuring that:

(i) the parties consult before taking any action (or omitting any action) which may materially affect the value of the New Stapled Securities;

(ii) the parties comply with their obligations under the Listing Rules;

(iii) meetings for holders of New Stapled Securities are held concurrently or consecutively;

(iv) the announcement and payment of dividends and distributions are co-ordinated;

(v) disclosures to ASX and holders of New Stapled Securities are co-ordinated;

(vi) the parties co-operate in relation to the preparation of consolidated group financial accounts and statements;

(vii) the parties adopt consistent accounting and valuation policies;

(viii) the parties adopt a consistent approach to proposed investments and consult with each other about their investment policies;

(ix) the parties agree on the terms and timing of all new issues, bonus and rights issues, placements, redemptions and buy-backs; and

(x) the parties co-ordinate any dividend or distribution reinvestment plan.

f) **Mutual financial support**: on request, each party must (and members of its group) provide financial support to the other party (and members of its group). The financial support may include:

(i) providing financial accommodation;

(ii) incurring financing debt;

(iii) providing security for financing debt; and

(iv) entering into any agreement or arrangement (including a negative pledge) in connection with any financing debt incurred or security provided on such terms as the other party requests.

A party need not do anything under the above provision to the extent that the party considers that it is not in the interests of the holders of New Stapled Securities as a whole, or would cause a member of the party's group to breach a contractual obligation owed to a third party or would cause that member to become insolvent.

g) **Borrowings**: the parties must agree on any borrowing or raising of money, and the borrowing entity must make the repayments and associated fees and expenses, and indemnify any joint borrower or provider of security for amounts paid by it.

h) **Information**: the parties agree to make available to each other all information in their possession as may be necessary or desirable to fulfil their respective obligations under the Stapling Deed or any other document, agreement or arrangement relating to the New Stapled Securities or the affairs of a member of Australand Property Group, and all information and assistance to enable the provision of reports, circulars or other information which is required to be provided or disclosed by law or the Listing Rules or which it is reasonably desirable to provide to the holders of New Stapled Securities.

i) **Allocation of price**: the parties must agree on the proportion of the issue price of a New Stapled Security to be allocated to each component of that New Stapled Security. Generally, this is by reference to the net assets of each Stapled Entity, adjusted for the net market value of the investments in each Stapled Entity.

j) **Dispute resolution**: if there are disagreements about stapling issues, the parties must use their best endeavours to resolve them and negotiate in good faith before instituting proceedings.

k) **Duties**: when carrying out their duties, the parties may consider the interests of holders of New Stapled Securities as a whole, not only the interests of the members of each Stapled Entity separately.

l) **Limitation of liability**: a liability arising under or in connection with the Stapling Deed can be enforced against a Responsible Entity only to the extent that the liability can be satisfied from the assets of the relevant trust for which it is responsible entity, and the Responsible Entity is actually indemnified for the liability.

m) **Constitutions prevail**: the constitutions of Australand, Australand Property Trust, AWPT4 and AWPT5 prevail over the Stapling Deed to the extent of any inconsistency.

n) **If AWPT4 Merger Proposal or AWPT5 Merger Proposal not implemented**: AWIL's rights and obligations under the Stapling Deed do not arise in relation to:

(i) AWPT4 if the AWPT4 Merger Proposal is not implemented; and

(ii) AWPT5 if the AWPT5 Merger Proposal is not implemented.

12.4 AMENDMENTS TO THE AUSTRALAND PROPERTY TRUST CONSTITUTION

Resolution 1 in the Notice of APT General Meeting accompanying this Explanatory Memorandum authorises the amendment of the APT Constitution in accordance with the supplemental deed poll to be tabled at the APT General Meeting. If this resolution is approved, the changes will take effect on the date the Court Order is made.

The APT Constitution, in a form including the proposed amendments, is available for inspection at the registered address of Australand Property Limited, Level 3, IC Homebush Bay Drive, Rhodes, NSW 2138 between 9:00 am and 5:00 pm on Business Days until the time of the APT General Meeting. A copy will also be made available upon request free of charge by calling Australand within Australia on 02 9767 2000 or outside Australia on +61 2 9767 2000 between 9.00am and 5.00pm (Sydney time) on Business Days and on Australand Property Group's website at www.australand.com.au. The amendments to the APT Constitution are conditional upon the Merger Proposal proceeding.

The proposed amendments to the APT Constitution are primarily intended to:

a) **Stapling**: facilitate stapling of AWPT4 Units and/or AWPT5 Units to APT Units and Australand Shares; and

b) **Implementation**: authorise Australand Property Limited, as the responsible entity of Australand Property Trust, to implement the Merger Proposal.

Further details of the key amendments are set out below.

Stapling

It is proposed that the APT Constitution will be amended to provide that:

a) **Number of Units**: the number of APT Units on issue at any time must be equal to the number of Attached Securities of each category on issue, other than Attached Securities held by or on behalf of a Stapled Entity or a subsidiary of a Stapled Entity.

b) **Application price**: unless otherwise agreed by Australand and the Responsible Entities the application price of a New Stapled Security will be allocated between the Stapled Entities in proportion to the net assets of each Stapled Entity.

c) **Dealings with Stapled Entities**: the responsible entity of Australand Property Trust may deal with, be interested in any contract or transaction with, or invest in securities issued by, a Stapled Entity or the responsible entity of a Stapled Entity.

d) **Unstapling**: whilst New Stapled Securities are quoted on ASX, the responsible entity of Australand Property Trust may only apply to unstaple APT Units from Attached Securities if this is first approved by a resolution of APT Unitholders.

Implementation of the Merger Proposal

It is proposed that the APT Constitution will be amended by inserting the following clause:

"28A Restructure

28A.1 Implementation of Merger Proposal

At any time upon and after the Effective Date, the Manager has power to do all things which it considers are necessary, desirable or reasonably incidental to give effect to the Merger Proposal in accordance with the Implementation Deed.

28A.2 Express powers of Manager

Without limiting clause 28A.1 but subject to clause 28A.3 and despite any other provision in this constitution, the Manager has power:

a) subject to (b), to pay to each Unitholder, by way of a capital distribution:

(i) if both the AWPT4 Merger Proposal and the AWPT5 Merger Proposal are to be implemented, $0.20151 per Unit held;

(ii) if only the AWPT4 Merger Proposal is to be implemented, $0.13746 per Unit held; or

(iii) if only the AWPT5 Merger Proposal is to be implemented, $0.05405 per Unit held;

b) to apply, and procure that the Stapled Company applies, all the respective distributions paid or payable to each Unitholder under (a) and the dividends paid or payable to that Unitholder as a shareholder in the Stapled Company under the Share Scheme, to subscribe, on behalf of and in the name of that Unitholder, the number of units in:

(i) if (a)(i) applies, each of AWPT4 and AWPT5;

(ii) if (a)(ii) applies, AWPT4; or

(iii) if (a)(iii) applies, AWPT5;

equal to the number of Units held by the Unitholder on the Stapling Record Date, on the basis that the subscription price for AWPT4 Units will be $0.14746 and for AWPT5 Units will be $0.06405;

c) to procure that any Acquired AWPT4 Units and any Acquired AWPT5 Units are issued to and registered in the name of the relevant Unitholder with the result that the Unitholder is bound:

(i) if Acquired AWPT4 Units are issued, by the terms of the Acquired AWPT4 Units and the Constitution of AWPT4 (including restrictions which cause a Unitholder's Units to be Stapled to Attached Securities);

(ii) if Acquired AWPT5 Units are issued, by the terms of the Acquired AWPT5 Units and the Constitution of AWPT5 (including restrictions which cause a Unitholder's Units to be Stapled to Attached Securities);

(d) to issue or cooperate in the issuing of a single holding statement reflecting the Unitholder's holding of Units and Attached Securities;

(e) to execute all documents and do all things which it considers necessary, desirable or reasonably incidental to give effect to the Merger Proposal and to appoint any individual or individuals of its choosing to execute any such documents or do any such things.

28A.3 Sale Facility

Notwithstanding the foregoing provisions of this clause 28A, where a Unitholder is a Designated Foreign Unitholder, the Designated Foreign Unitholder consents to, and the Manager must transfer the Units, as part of Stapled Securities, held by the Designated Foreign Unitholder to the Cashout Bank so that the Cashout Bank will receive the distribution pursuant to clause 28A.2(a) and have that distribution applied in accordance with clause 28A.2(b) in order to acquire the Acquired AWPT4 Units and Acquired AWPT5 Units which would otherwise have been issued to the Designated Foreign Unitholder. The Manager must procure that each Designated Foreign Unitholder is paid the Sale Consideration to which that Designated Foreign Unitholder is entitled. The Manager must cooperate with the Stapled Company to ensure that Stapled Securities held by the Designated Foreign Unitholder are transferred to the Cashout Bank. The Designated Foreign Unitholder must not be paid more than once, in any capacity, in respect of any Units and any other component of a Stapled Security disposed of via the Cashout Bank or Sale Facility.

28A.4 General appointment as agent and attorney for Unitholders

At all times on and after the Effective Date, the Manager is irrevocably appointed the agent and attorney for each Member to do all things which the Manager considers are necessary, desirable or reasonably incidental to give effect to the Merger Proposal and this clause 28A.

28A.5 Specific appointment as agent and attorney for Unitholders

Without limiting clause 28A.4, the Manager is irrevocably appointed as the agent and attorney of each Unitholder to:

a) receive and apply the distributions referred to in clause 28A.2(a) in the manner contemplated in clause 28A.2(b);

b) execute an application form (which may be a master application form) in relation to the AWPT4 Units;

c) execute an application form (which may be a master application form) in relation to the AWPT5 Units;

d) act in accordance with clause 28A.3;

e) execute transfers of Units which are to be the subject of the Sale Facility; and

f) appoint one or more substitute attorneys to exercise one or more of the powers given to the Manager under this clause 28A and may revoke any of those appointments.

28A.6 Authorisation

The Manager is authorised to execute the documents and do all things under clauses 28A.2 and 28A.3 without needing further authority or approval from Unitholders and may do so even if it has an interest in the outcome of such exercise.

28A.7 Manager's limitation of liability

Without derogating from any limitation of the Manager's liability in terms of this constitution, the Manager has no liability to Unitholders of any nature whatsoever beyond the assets whether arising, directly or indirectly, from the Manager doing or refraining from doing any act (including the execution of any document) in exercising its powers pursuant to this clause 28A in connection with the implementation of the Merger Proposal in accordance with the Implementation Deed.

28A.8 Options

If, following the Effective Date, the Manager and the Stapled Company are under any obligation, whether actual or contingent, to issue or procure the transfer of Units and Stapled Shares in the future pursuant to any option or comparable arrangement to any person, the Manager must procure that:

a) if AWPT4 Units are Attached Securities, the AWPT4 Manager issues or procures the transfer of AWPT4 Units; and

b) if AWPT5 Units are Attached Securities, the AWPT5 Manager issues or procures the transfer of AWPT5 Units,

at the same time to each person to whom shares in the Stapled Company and units in the Stapled Trust are to be issued or transferred to ensure that the person receives Stapled Securities.

28A.9 Definitions

In this clause 28A, the following words and expressions have these meanings unless the contrary intention clearly appears:

Acquired AWPT4 Units means the units in AWPT4 acquired by Unitholders in accordance with clause 28A.2(b).

Acquired AWPT5 Units means the units in AWPT5 acquired by Unitholders in accordance with clause 28A.2(b).

AWIL means Australand Wholesale Investments Limited (ABN 12 086 673 092).

AWPT4 means Australand Wholesale Property Trust No. 4 (ARSN 108 254 113).

AWPT4 Manager means AWIL in its capacity as responsible entity of AWPT4.

AWPT4 Merger Proposal has the same meaning as in the Implementation Deed.

AWPT4 Unit means a unit in AWPT4.

AWPT5 means Australand Wholesale Property Trust No. 5 (ARSN 108 254 771).

AWPT5 Manager means AWIL in its capacity as responsible entity of AWPT5.

AWPT5 Merger Proposal has the same meaning as in the Implementation Deed.

AWPT5 Unit means a unit in AWPT5.

Cashout Bank means UBS AG, Australia Branch or such other entity as the Stapled Company and the Manager appoint.

Designated Foreign Unitholder means a Unitholder who is a citizen or resident of a jurisdiction outside Australia, New Zealand and Singapore or whose address in the Register is a place outside Australia, New Zealand, Singapore and their respective external territories, unless AWIL (in consultation with the Manager and the Stapled Company) is satisfied before the Effective Date that it is not precluded from lawfully issuing Acquired AWPT4 Units or Acquired AWPT5 Units (respectively) to the Unitholder either unconditionally or after compliance with conditions which AWIL's board (as may be applicable), regards as acceptable and not unduly onerous.

Effective Date means the Effective Date as that term is defined in the Implementation Deed.

Implementation Date means the Implementation Date as that term is defined in the Implementation Deed.

Implementation Deed means the deed made between the Manager, the AWPT4 Manager, the AWPT5 Manager and the Stapled Company dated 27 July 2005, as amended.

Merger Proposal means the transactions contemplated and described in the Implementation Deed.

Sale Facility means the facility under which Designated Foreign Unitholders are required to sell their Stapled Securities to the Cashout Bank for the Sale Consideration and on the basis that the Cashout Bank is entered in the Register in respect of those Units on the Stapling Record Date, and will participate in the Proposal in respect of these Units, receive the Acquired AWPT4 Units and Acquired AWPT5 Units pursuant to the Proposal and sell the required number of the resultant Stapled Securities for cash to pay the Sale Consideration.

Sale Consideration means the average price (net of transaction costs) at which those Stapled Securities held by the Cashout Bank are sold under the Sale Facility, multiplied by the number of Stapled Securities held by the Designated Foreign Unitholder which were transferred to the Cashout Bank.

Share Scheme means the Share Scheme as that term is defined in the Implementation Deed.

Stapling Record Date means 7.00 pm (Sydney time) on the fifth Business Day following the Effective Date or such other time agreed before that date between the Manager, the AWPT4 Manager, the AWPT5 Manager and the Stapled Company and permitted by ASX.

Unitholder means a Member who is Registered as the holder of a Unit."

12.5 REPLACEMENT OF THE AUSTRALAND CONSTITUTION

Resolution 1 in Notice of Australand General Meeting accompanying this Explanatory Memorandum authorises the replacement of the existing Australand Constitution with the Replacement Australand Constitution. If this resolution is approved, the Replacement Australand Constitution will take effect on the date the Court Order is made.

The Replacement Australand Constitution, in a form showing the differences between it and the existing Australand Constitution, is available for inspection at the registered address of Australand, Level 3, lC Homebush Bay Drive, Rhodes, NSW 2138 between 9:00 am and 5:00 pm on Business Days until the time of the Australand General Meeting. A copy will also be made available by calling Australand within Australia on 02 9767 2000 or outside Australia on +61 2 9767 2000 between 9.00am and 5.00pm (Sydney time) on Business Days and on Australand Property Group's website at www.australand.com.au. The amendments to the Australand Constitution are conditional upon the Merger Proposal proceeding.

The Replacement Australand Constitution is intended to facilitate stapling of AWPT4 Units and AWPT5 Units to Australand Shares.

The key differences between the Replacement Australand Constitution and the existing Australand Constitution are summarised below.

Stapling

The Replacement Australand Constitution will provide that:

a) **Stapling**: each Australand Share will be stapled to one of each category of Attached Security.

b) **Number of Australand Shares**: whilst Stapling applies, the number of Australand Shares on issue at any time must be equal to the number of Attached Securities of each category on issue, other than Attached Securities held by or on behalf of a Stapled Entity or its subsidiaries.

c) **Joint registry**: the directors of Australand may establish a joint registry with each Stapled Entity.

d) **Powers and duties of directors**: the directors of Australand may, to the extent permitted by law, have regard to the members of each Stapled Entity and must act in the best interests of the Stapled Entities.

e) **Liens**: Australand does not have a first and paramount lien on all Attached Securities.

f) **Forfeiture**: in the event that an Attached Security is to be forfeited, the directors of Australand must consult each Stapled Entity or the responsible entity of that Stapled Entity.

g) **Buy-backs**: Australand must not buy-back or cancel Australand Shares unless the corresponding Attached Securities are also bought back or redeemed.

h) **Winding up**: Australand must give written notice to each Stapled Entity or the responsible entity of that Stapled Entity on or before commencing a winding up.

i) **Amendment of stapling provisions**: no provision in the Australand Constitution relating to stapling may be deleted or amended without the approval of a special resolution of holders of each category of Attached Securities.

Consistency

The Replacement Australand Constitution will provide that:

a) **Quorum**: a quorum at a general meeting of Australand will be at least two Australand Shareholders, present in person or by proxy, attorney or representative, holding or representing the holders of at least 10% of the Australand Shares on issue.

12.6 CONTINUOUS DISCLOSURE AND COPIES OF DOCUMENTS

Australand and Australand Property Trust are both "disclosing entities" under the Corporations Act and are subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules, including the preparation of annual reports and half yearly reports. The most recently lodged annual report before the date of this Explanatory Memorandum is the 2004 Annual Report for the year ended 31 December 2004 and the most recently lodged half yearly report is the 2005 Half Year Report for the six months ended 30 June 2005.

Australand Property Group is required to notify ASX of information about specific events and matters as they arise for the purposes of ASX making that information available to the stock markets conducted by ASX. In particular, Australand and Australand Property Trust have obligations under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is or becomes aware which a reasonable person would expect to have a material effect on the price or value of APG Stapled Securities. That information is available to the public from ASX or from ASIC. Copies of documents lodged with ASIC in relation to Australand Property Group may be obtained from ASX or from ASIC, or inspected at an ASIC office.

Following the listing on ASX of AWPT4 and/or AWPT5 as part of Australand Property Group, each of Australand, Australand Property Trust, AWPT4 and/or AWPT5 will be disclosing entities under the Corporations Act and will be subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules, including the preparation of annual reports and half yearly reports. Copies of these documents will be able to be obtained from ASX or from ASIC.

The following documents are available for inspection at the offices of Australand Property Group between 9.00am and 5.00pm on business days and on Australand Property Group's website at www.australand.com.au and a copy may also be requested to be provided, free of charge:

- 2004 APG Annual Report
- 2005 APG Half Year Report
- Current Australand Constitution
- Replacement Australand Constitution
- Current APT Constitution
- APT Supplemental Deed Poll
- Proposed Amended AWPT4 Constitution
- Proposed Amended AWPT5 Constitution
- Current stapling deed
- Form of the Stapling Deed
- Rules of the New DRP
- Rules of the Australand Property Group share option plan
- Any continuous disclosure notice lodged by Australand Property Group with ASX since the lodgement of the 2004 Annual Report.

12.7 EMPLOYEE OPTION PLAN AND EMPLOYEE SECURITIES OWNERSHIP PLAN

12.7.1 Employee Option Plan

Currently there are 60 Optionholders holding 2,173,250 APG Options under the Option Plan.

The arrangements with respect to the APG Options will be amended so that on exercise an Optionholder will receive APG Stapled Securities and APT will procure that AWPT4 and /or AWPT5 Units are also issued to the Optionholder. Accordingly, on exercise of an APG Option, an Optionholder will be issued a New Stapled Security. The exercise price and vesting hurdles for APG Options will not change under the Merger Proposal.

The amendments to the arrangements for the APG Options are set out in the APT Constitution which provides for the obligation of Australand Property Limited to procure the issue of AWPT4 and/or AWPT5 Units to an Optionholder on exercise. AWIL provides the right to APT to call for the issue of an AWPT4 Unit or AWPT5 Unit on exercise of an APG Option under the Implementation Deed (see Annexure A).

If an APG Option is exercised at any time up until the Security Holder Meeting date, the Optionholder will receive APG Stapled Securities. If an APG Option is exercised on or after that date, and the Merger Proposal proceeds, an Optionholder will receive New Stapled Securities.

Optionholders will receive a booklet further explaining the amendments to the arrangements with respect to APG Options.

12.7.2 Employee Securities Ownership Plan

Australand Property Group has in place the Employee Securities Ownership Plan ("ESOP"). The ESOP was introduced in December 2003. Currently 381 employees hold 7,755,750 APG Stapled Securities under the ESOP.

If the Merger Proposal proceeds, the provisions of the ESOP will be amended so that it relates to New Stapled Securities and not APG Stapled Securities. Otherwise, the terms and conditions of the ESOP will remain the same.

12.8 DISTRIBUTION REINVESTMENT PLAN

On implementation of the Merger Proposal the APG Directors and the directors of each Responsible Entity will establish a new distribution reinvestment plan ("DRP") to provide APG Security Holders with the choice of reinvesting some or all of their dividends (in respect of their Australand Shares) and distributions in respect of their units in Australand Property Trust, AWPT4 and/or AWPT5) (together, "Distributions", as the context requires) in New Stapled Securities at a discount to the prevailing market price rather than receiving those Distributions in cash. The APG Directors and the directors of each Responsible Entity (the "Administrators" of the DRP) may decide for which Distributions, if any, the DRP will be available. The APG Directors do not currently intend to activate the new DRP.

Some of the principal features of the DRP are:

a) **Participation**: Subject to the right of the Administrators to specify a maximum or minimum number of New Stapled Securities for participation in the DRP, APG Security Holders may elect to participate in the DRP in respect of all or part of their New Stapled Securities holding. An APG Security Holder may join, vary their participation or withdraw from the DRP at any time as provided under the rules of the DRP.

   If an APG Security Holder elects full participation in the DRP, then all New Stapled Securities held by that APG Security Holder, including all New Stapled Securities subsequently acquired by that APG Security Holder will participate in the DRP. If such APG Security Holder disposes of some of their New Stapled Securities, then their remaining New Stapled Securities will continue to participate in the DRP.

If an APG Security Holder elects partial participation, only the number of New Stapled Securities that they have nominated will participate in the DRP. If such an APG Security Holder disposes of part of their security holding, then the New Stapled Securities disposed of are first then to be, New Stapled Securities not participating in the DRP and second, New Stapled Securities participating in the DRP.

b) **Eligibility**: APG Security Holders whose registered address is in Australia, Singapore and New Zealand may participate in the DRP. APG Security Holders whose registered address is outside Australia, Singapore and New Zealand may not participate in the DRP unless the Administrators are satisfied that the issue of New Stapled Securities to them under the DRP is lawful and practicable. The Administrators are entitled to make the final determination as to whether any APG Security Holder may participate in the DRP.

c) **Allocation price of Stapled Securities:** New Stapled Securities will be issued under the DRP at a discount of up to 10% determined by the Administrators to the weighted average sale price of New Stapled Securities on ASX during the five trading days immediately following the record date to which the Distribution relates ("Allocation Price").

d) **Entitlement**: No Australand Shares, APT Units, AWPT4 Units and/or AWPT5 Units may be issued by the Administrators under the DRP unless the number of Australand Shares and units issued to a participant are identical and each Australand Share is stapled to an APT Unit, an AWPT4 Unit and/or an AWPT5 Unit. Subject to the terms of any ASIC relief, dividends of Australand and distributions of Australand Property Trust, AWPT4 and/or AWPT5 will be pooled so that part of the distributions of Australand Property Trust, AWPT4 and/or AWPT5 may be used to acquire Australand Shares and part of Australand's dividend may be used to acquire units in Australand Property Trust, AWPT4 and/or AWPT5.

   The number of New Stapled Securities to be issued to a participant in the DRP will be determined by dividing the amount of the Distribution to a participant as at the record date for that Distribution (plus the residual positive balance carried forward in a participant's plan account less any withholding tax or other amounts to be withheld in relation to those New Stapled Securities) by the weighted average of all sales of New Stapled Securities recorded on ASX during the five trading days immediately following the record date, less such discount as the Administrators determine not exceeding 10% and rounding that number down. In relation to each Distribution, any residual amount will either be recorded as a residual positive balance in a plan account established for each participating APG Security Holder (to be carried forward to the next Distribution without any interest accruing) or paid to the participating APG Security Holder without interest.

e) **Plan account**: The Administrators will establish and maintain a plan account for each DRP participant. Into this account, the Administrators will pay:

   (i) the Distributions payable to a DRP participant in respect of New Stapled Securities subject to the DRP and any withholding tax or other amount that may be withheld in respect of these New Stapled Securities; and

   (ii) any amount not reinvested in New Stapled Securities, including amounts representing a fraction of New Stapled Securities, which either will be paid to a participant without interest or carried forward to the next Distribution as a positive residual balance.

f) **New Stapled Securities:** All New Stapled Securities newly issued to participants under the DRP will rank equally in all respects with all other issued fully paid New Stapled Securities, including distribution entitlements. Promptly after transfer, the Administrators will apply for quotation of New Stapled Securities newly issued under the DRP on ASX and SGX-ST.

g) **Sale of New Stapled Securities**: Once New Stapled Securities allocated under the DRP are allocated to DRP participants and quoted on the ASX and SGX-ST, they may be sold by the APG Security Holder to whom they are allocated.

h) **DRP statements**: Participating APG Security Holders will be sent a statement with each issue of New Stapled Securities or transfer of existing New Stapled Securities under the DRP giving details of their participation in the DRP.

i) **Variation, suspension and termination by Administrators:**The DRP will terminate automatically if Australand Shares, APT Units, AWPT4 Units and/or AWPT5 Units are no longer stapled. The Administrators have the power to suspend, amend or modify the rules of the DRP.

j) **Costs**: APG Security Holders participating in the DRP pay no brokerage, commission or other transaction costs on New Stapled Securities allocated under the DRP.

APG Security Holders will be sent a copy of the rules governing the DRP together with a DRP "Notice of Election" in sufficient time to allow an election to be made in respect of the Distributions should the Administrators determine to activate the DRP.

12.9 CROSS HOLDING

Australand and Australand Property Trust and a number of entities controlled by Australand or Australand Property Trust (referred to as the "Cross Holders") hold the following units in AWPT4 and AWPT5:

- 7,715,000 AWPT4 Units representing approximately 6.6% of all AWPT4 Units; and
- 5,000,000 AWPT5 Units representing 10% of all AWPT5 Units.

After the Merger Proposal is implemented, the Cross Holders will continue to hold AWPT4 Units and AWPT5 Units on the following terms:

- the AWPT4 Units and AWPT5 Units held by the Cross Holders will not have any right to be stapled to Australand Shares and APT Units;
- the AWPT4 Units and AWPT5 Units held by the Cross Holders will continue to be entitled to vote at AWPT4 and AWPT5 meetings (although there is no intention to do so) and to receive distributions which are paid on AWPT4 Units and AWPT5 Units; and
- the AWPT4 Units and AWPT5 Units held by the Cross Holders will not be transferred to third parties, except to other wholly owned subsidiaries of Australand or Australand Property Trust.

As a result, if the AWPT4 Merger Proposal and the AWPT5 Merger Proposal proceed, the Cross Holders' percentage unitholding in each of AWPT4 and AWPT5 will remain approximately the same as before implementation.

12.10 FOREIGN CASHOUT

This section sets out important information for APG Security Holders who are citizens or residents of, or whose address appearing in the Australand Property Group register is, outside Australia, New Zealand, Singapore or other Complying Jurisdictions. Outside of these countries, restrictions in many foreign countries make it impracticable or unlawful to offer or receive securities in those jurisdictions.

Only APG Security Holders in Australia, Singapore and New Zealand or other Complying Jurisdictions will be eligible to receive AWPT4 Units and AWPT5 Units under the Merger Proposal. Foreign Security Holders will not be eligible to receive AWPT4 Units and AWPT5 Units under the Merger Proposal.

All Foreign Security Holders who continue to hold APG Stapled Securities at the Record Date will automatically participate in the Foreign Cashout for all their APG Stapled Securities. No other APG Security Holders may participate in the Foreign Cashout.

Foreign Cashout

The following mechanics apply to the APG Stapled Securities held by Foreign Security Holders as at the Record Date:

a) Australand and Australand Property Limited as agents of the Foreign Security Holders will transfer all APG Stapled Securities held by Foreign Security Holders (each Foreign Security Holder will be deemed to have appointed Australand and Australand Property Limited as their agent for this purpose), including the legal and beneficial title to those APG Stapled Securities, to the Cashout Bank;

b) the special dividend will be payable by Australand to the Cashout Bank in respect of the Australand Shares held by the Cashout Bank under the Foreignholder Cashout;

c) the APT capital distribution will be payable by Australand Property Limited to the Cashout Bank in respect of APT Units held by the Cashout Bank under the Foreignholder Cashout;

d) Australand and Australand Property Limited will apply these distributions payable to the Cashout Bank to subscribe for:

 (i) AWPT4 Units at a subscription price of $0.14746 per AWPT4 Unit if the AWPT4 Merger Proposal is implemented; and

 (ii) AWPT5 Units at a subscription price of $0.06405 per AWPT5 Unit if the AWPT5 Merger Proposal is implemented;

e) on receipt of the subscription amount:

 (i) if the AWPT4 Merger Proposal is implemented, AWPT4 will issue to the Cashout Bank one AWPT4 Unit for every APG Stapled Security held by the Cashout Bank under the Foreign Cashout; and

 (ii) if the AWPT5 Merger Proposal is implemented, AWPT5 will issue to the Cashout Bank one AWPT5 Unit for every APG Stapled Security held by the Cashout Bank under the Foreign Cashout;

f) the provisions of the Stapling Deed, Australand Constitution and Australand Property Limited Constitution (as amended) will then together take effect and by operation of these agreements, each APG Stapled Security held by the Cashout Bank under the Foreign Cashout will become Stapled to one AWPT4 Unit (if the AWPT4 Merger Proposal is implemented) and one AWPT5 Unit (if the AWPT5 Merger Proposal is implemented); and

g) on, or as soon as practicable after the Implementation Date, the Cashout Bank will sell all the New Stapled Securities held by it under the Foreign Cashout in one or more tranches over a 10 Business Day period, or over a longer period as agreed by the parties to the Foreign Cashout Agreement, in the manner it sees fit. It is anticipated that the sale process will be conducted on-market but the Cashout Bank has discretion to effect off-market-sales.

On completion of the sale, the total proceeds of the sale will be apportioned between all Foreign Security Holders participating in the Foreign Cashout. The amount payable to a Foreign Security Holder will be calculated as the average price at which the New Stapled Securities held by the Cashout Bank are sold under the Foreign Cashout multiplied by the number of APG Stapled Securities that the Foreign Security Holder transferred to the Cashout Bank. No deduction will be made for any transaction costs incurred in the sale of the New Stapled Securities. All transaction costs will be paid by Australand Property Group.

The price at which the Cashout Bank will sell the New Stapled Securities will not necessarily be the highest price at which the New Stapled Securities could be sold at any time during the sale period. The sale process will be conducted having regard to a number of factors, including:

a) the total number of New Stapled Securities offered for sale under the Foreign Cashout. If a large number of New Stapled Securities are offered for sale under the Foreign Cashout, the sale price for those New Stapled Securities obtained by the Cashout Bank may be smaller than would otherwise be the case and the prevailing market price of New Stapled Securities on ASX or SGX-ST may be adversely affected;

b) prevailing market conditions (including the prevailing price of New Stapled Securities on ASX and SGX-ST and the prevailing demand for New Stapled Securities offered under the Foreign Cashout);

c) the need to maintain an orderly secondary market for all New Stapled Securities; and

d) the period in which the sale process is to be completed (the Cashout Bank is required to complete the sale process within 10 Business Days of the Implementation Date) unless otherwise agreed by the parties to the Foreign Cashout Agreement.

Because of these factors, no assurance can be given as to the price that will be achieved for the sale of New Stapled Securities under the Foreign Cashout. The payment to a Foreign Security Holder according to the formula described above could be more or less than the price Foreign Security Holders could have obtained had they disposed of their APG Stapled Securities by selling them on ASX or SGX-ST before the last day of trading of APG Stapled Securities.

Payment to the Foreign Security Holders will be made within 5 Business Days of settlement of the sale of all New Stapled Securities held under the Foreign Cashout.

Further information on the Foreign Cashout

The prevailing market price of New Stapled Securities on the ASX following implementation of the Merger Proposal may change from time to time. You may obtain information about the price of New Stapled Securities following implementation of the Merger Proposal by contacting the Registrar on 1300 855 080 or from other sources where the prices of ASX quoted securities are from time to time published (such as the ASX website at www.asx.com.au). You may also check the number of APG Stapled Securities that you hold that will participate in the Foreign Cashout by contacting the Registrar on 1300 855 080.

Alternatives to the Foreign Cashout

For Foreign Security Holders, the Foreign Cashout offers an alternative to selling on-market on or before the last day of trading of APG Stapled Securities.

However, the Foreign Cashout is different to selling on-market on ASX or SGX-ST, as under the Foreign Cashout:

a) Foreign Security Holders have no control over the payment they receive from the Cashout Bank in consideration for transferring their APG Stapled Securities. This payment may be more or less than the price Foreign Security Holders would have received had they sold their APG Stapled Securities on-market on or prior to their last day of trading. The key factors that may affect the sale price the Cashout Bank receives for the New Stapled Securities under the Foreign Cashout are described above;

b) Foreign Security Holders will need to wait until after the Foreignholder Cashout sale process is complete before Foreign Security Holders receive any money for their APG Stapled Securities; and

c) the transfer and sale will only occur if the Merger Proposal proceeds.

The information in this section is neither advice nor a recommendation. You should seek your own tax and other professional advice on what is in your best interests having regard to your particular circumstances.

Cashout Bank

The Cashout Bank is UBS AG, Australia Branch. The Cashout Bank is the holder of an AFS Licence (No. 231087).

Singapore APG Security Holders

While APG Security Holders in Singapore will be eligible to receive AWPT4 Units and AWPT5 Units under the Merger Proposal, those APG Security Holders should note that their ability to participate in any future offer or sale, or invitation for subscription or purchase of APG Stapled Securities or New Stapled Securities may be restricted by reason of the provisions of the Securities and Futures Act, Chapter 289 of Singapore in force at the relevant time. Australand Property Group reserves the right not to extend any such offer or sale, or invitation for subscription or purchase to APG Security Holders in Singapore in those circumstances.

12.11 FUNDING ARRANGEMENTS

12.11.1 Westpac debt facility

Scope of Debt Facility: Westpac has provided Australand Property Group with a credit approved term sheet for a debt facility of $340 million for a term of up to six months, expiring 31 March 2006 ("Debt Facility"). If the Merger Proposal is implemented in respect of only AWPT4 the facility limit will be $230 million. If the Merger Proposal is implemented in respect of only AWPT5 the facility limit will be $110 million.

The key terms of the Debt Facility are summarised below and the transaction documents ("Transaction Documents") are being prepared based on existing Australand funding documents to which Westpac is a party. The APG Directors anticipate that the Transaction Documents will be entered into (or agreed) before the Second Court Hearing.

The APG Directors intend the Debt Facility will be refinanced through an issue of commercial mortgage backed securities ("CMBS") which Westpac has been appointed to arrange.

Conditions Precedent: The availability of funds under the Debt Facility are subject to conditions which are standard for secured bridge facilities of this nature including:

- execution of the relevant Transaction Documents;
- the redemption of the AWPT4 and/or AWPT5 Units has become or been declared unconditional or otherwise completed to the satisfaction of Westpac (including obtaining any necessary corporate, regulatory, unitholder or court approvals);
- first ranking mortgages over the AWPT4 and/or AWPT5 properties, (as the case may be), as well as other properties of Australand Property Group (as agreed between the parties). It is expected these mortgages will be granted simultaneously upon drawing under the facility and the issue and redemption of the AWPT4 and/or AWPT5 Units; and
- satisfactory valuations of the relevant properties the subject of the first ranking mortgages.

Representations and Warranties: The representations and warranties given by Australand Property Group to Westpac will be the standard representations and warranties applicable to secured bridge facilities of this nature.

General Undertakings: Australand Property Group will give general undertakings that are standard for banking arrangements of this type and will include that it will:

- apply the proceeds of the future CMBS in full to repay the Debt Facility; and
- not reduce the shareholding/unitholder capital of Australand Property Group.

Events of default: Events of default will be standard for banking arrangements of this type and will include:

- a failure by Australand Property Group to pay principal, interest or other amounts due under the Transaction Documents or comply with the general undertakings;
- a change of ownership in Australand Property Group such that CapitaLand Limited ceases to legally and beneficially own and control at least 50% of the issued shares (as to votes or paid up capital) directly or indirectly in Australand.

Repayment: Funds made available under the Debt Facility will be due to be repaid in full on or before the end of the term. Early repayment by Australand Property Group is permitted (with break costs (if any) payable).

12.11.2 ASSETS

Australand Property Limited is the responsible entity of Australand ASSETS Trust (a newly formed trust within Australand Property Group). It is intended that Australand **S**ubordinated **S**tep-up **E**xchangeable **T**rust **S**ecurities (ASSETS) will be issued out of Australand ASSETS Trust. The net proceeds of the issue of ASSETS will be lent to Australand Property Limited as responsible entity of Australand Property Trust.

ASSETS have an issue price of $100 each. $65 is payable on application (the first instalment) and $35 (the final instalment) is payable on 31 March 2006 (subject to a one-off extension by the issuer for a period of up to 6 months). The proceeds of the first instalment will be used to fund the Merger Proposal. The proceeds of the final instalment will be used to acquire interests in further investment properties, with any surplus to be used to reduce debt.

ASSETS are being issued to raise up to $200 million with the ability to accept oversubscriptions for up to $75 million. A bookbuild has been completed and $269 million worth of ASSETS have been allocated to institutional investors, co-managers and participating brokers. The joint lead managers to the offer have agreed to underwrite settlement of the first instalment of ASSETS allocated through the bookbuild. This agreement is subject to conditions which give the joint lead managers the ability to terminate the agreement if, amongst other things, a material adverse change occurs in respect of the Australand Property Group or the S&P ASX 200 Property Index falls 15% or more or closes on three consecutive Business Day 10% or more below the level it was at on the close of trading on 2 August 2005. The remaining $6 million of ASSETS will be the subject of a general offer. The joint lead managers have agreed to take up any shortfall in the general offer.

The listed entities in the Australand Property Group from time to time jointly and severally guarantee, on an unsecured and subordinated basis, the obligations of the ASSETS issuer to pay money which is due and payable in relation to ASSETS. Claims under the guarantee rank in priority to those of APG Security Holders but after the claims of creditors of Australand Property Group (other than subordinated creditors). Quarterly distributions on ASSETS also effectively rank ahead of distributions to APG Security Holders. This is because, if an ASSETS distribution is missed, Australand Holdings Limited must not pay a dividend on any Australand shares or return capital until arrears of ASSETS distributions (capped at 12 months' of distributions) have been paid. Further, following a missed ASSETS distribution, the ASSETS issuer becomes compelled to pay arrears of ASSETS distributions (capped at 12 months' of distributions) upon a listed trust forming part of Australand Property Group paying a distribution or returning capital.

12.12 CONSENTS AND DISCLAIMERS

12.12.1 Consents to be named

The following parties have given and have not, before the date of issue of this Explanatory Memorandum, withdrawn their written consents to be named in this Explanatory Memorandum:

- BDO Corporate Finance Pty Limited as the Independent Expert;
- Greenwoods & Freehills Pty Limited as the taxation adviser;
- Mallesons Stephen Jaques as legal adviser to Australand Property Group;
- PricewaterhouseCoopers as the Auditor;
- PricewaterhouseCoopers Securities Limited as Investigating Accountant; and
- each of Savills (NSW) Pty Limited and Urbis JHD Valuations Pty Limited – to the inclusion of their respective summary property valuation reports in sections 9.2 and 10.2 of this Explanatory Memorandum (as applicable) and to the statements made based on statements in those respective reports in sections 9.1 and 10.1 of this Explanatory Memorandum (as applicable).

12.12.2 Consent to the inclusion of statements

The following parties have given, and have not withdrawn before the date of issue of this Explanatory Memorandum, their consent to the inclusion of the statements noted next to their names:

- BDO Corporate Finance Pty Limited — to the inclusion of the Independent Expert's Report in this Explanatory Memorandum, in the form and context in which it appears in section 7, and to the references to that report on page 10 and in the Chairman's letter and in the Important Notices section which appears on the inside front cover of this Explanatory Memorandum;
- Greenwoods & Freehills Pty Limited — to the inclusion of the Taxation Report in this Explanatory Memorandum, in the form and context in which it appears in section 8, and to the references to that report in the Important Notices section which appears on the inside front cover of this Explanatory Memorandum;
- PricewaterhouseCoopers Securities Limited — to the inclusion of the Investigating Accountant's report in this Explanatory Memorandum, in the form and context in which it appears, to the references to that report and to the various statements attributed to in section 5;
- KPMG — to the inclusion of the statement in the Investigating Accountant's report referring to the audit report of the financial statements of AWPT4 for the year ended 30 June 2005 in the form and context in which it appears; and
- each of Savills (NSW) Pty Limited and Urbis JHD Valuations Pty Limited – to the inclusion of their respective summary property valuation reports in sections 9.2 and 10.2 of this Explanatory Memorandum and to the statements made based on statements in those respective reports in sections 9.1 and 10.1 of this Explanatory Memorandum.

12.12.3 Disclaimer

Each person referred to in this section 12.12:

- does not make, or purport to make, any statement in this Explanatory Memorandum other than those statements referred to above in section 12.12 next to that person's name, as consented to by that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Explanatory Memorandum other than as described in this section 12.12 with that person's consent.

12.13 ASIC RELIEF

ASIC has granted or agreed to grant the following exemptions and modifications in relation to the operation of the Corporations Act as it applies to Australand, Australand Property Limited and AWIL:

a) in respect of AWPT4 and AWPT5, an exemption from compliance with certain requirements of Part 7.9 of the Corporations Act which are not appropriate for this Explanatory Memorandum and related documents;

b) in respect of AWPT4 and AWPT5, an exemption from section 1015C of the Corporations Act to permit AWIL to deliver this Explanatory Memorandum, to the extent that it is a product disclosure statement, to the address of the APG Security Holder that appears in the relevant share or unit register;

c) in respect of each Trust, a modification of section 601GA(1)(a) of the Corporations Act to enable the issue price of New Stapled Securities where New Stapled Securities are issued at market price to be allocated between the issue price of the Australand Share, APT Unit, AWPT4 Unit and AWPT5 Unit components of that New Stapled Security;

d) in respect of AWPT4 and AWPT5, an amendment of the definition of stapled security in class order 05/26 to reflect the Cross Holding;

e) in respect of AWPT4 and AWPT5, modifications of sections 601FC(1)(c) and 601FD(1)(c) of the Corporations Act to enable AWIL to consider the interests of holders of New Stapled Securities as a whole rather than their interests solely as members of AWPT4 and AWPT5;

f) in respect of AWPT4, an exemption from compliance with Part 5C.7 of the Corporations Act to enable AWIL to provide financial benefits out of AWPT4 property to Australand, Australand Property Trust and AWPT5 and entities controlled by them;

g) in respect of AWPT5, an exemption from compliance with Part 5C.7 of the Corporations Act to enable AWIL to provide financial benefits out of AWPT5 property to Australand, Australand Property Trust and AWPT4 and entities controlled by them;

h) in respect of Australand Property Trust, a modification of section 601FC(1)(d) of the Corporations Act to enable Australand Property Limited to deal with the entitlements of Foreign Security Holders as contemplated in section 12.10 of this Explanatory Memorandum;

i) a modification of Parts 6D.2 and 7.9 of the Corporations Act to permit Australand, Australand Property Limited and AWIL to apply dividends and distributions together to the acquisition of additional New Stapled Securities under the Distribution Reinvestment Plan;

j) a declaration under section 224(4) of the Corporations Act to permit certain related parties of Australand (including APG Directors and their controlled entities and CapitaLand) to vote on the proposed resolution to approve the Stapling Deed;

k) an exemption from Parts 6D.2, 6D.3 (excluding section 736) and 7.9 of the Corporations Act in respect of the amendments to the Options, the issue of New Stapled Securities on exercise of the reconstructed Options and secondary sale of those New Stapled Securities;

l) in respect of Australand (and any associate of Australand), an exemption under section 911A(2)(i) of the Corporations Act from the requirement to hold an AFS Licence in connection with the reconstructed Options;

m) in respect of AWPT4, a modification of Chapter 5C of the Corporations Act to permit AWPT4 Unitholders to withdraw from AWPT4 whilst AWPT4 is not liquid by having their AWPT4 Units redeemed in accordance with the AWPT4 Merger Proposal;

n) in respect of AWPT5, a modification of Chapter 5C of the Corporations Act to permit AWPT5 Unitholders to withdraw from AWPT5 whilst AWPT5 is not liquid by having their AWPT5 Units redeemed in accordance with the AWPT5 Merger Proposal;

o) in respect of AWPT4, a modification of section 601FC(1)(d) of the Corporations Act to enable AWIL to treat AWPT4 Unitholders differently by redeeming the AWPT4 Units held by Non-Australand Property Group AWPT4 Unitholders (and not Australand Property Group AWPT4 Unitholders and APG Security Holders) as contemplated in section 1 of this Explanatory Memorandum;

p) in respect of AWPT5, a modification of section 601FC(1)(d) of the Corporations Act to enable AWIL to treat AWPT5 Unitholders differently by redeeming the AWPT5 Units held by Non-Australand Property Group AWPT5 Unitholders (and not Australand Property Group AWPT5 Unitholders and APG Security Holders) as contemplated in section 1 of this Explanatory Memorandum;

q) in respect of AWPT4 and AWPT5, an exemption from section 606 to allow the AWPT4 Units and AWPT5 Units to be issued to the CapitaLand Entities in accordance with the Merger Proposal; and

r) in respect of AWPT4 and AWPT5, a modification of Chapter 2M of the Corporations Act which will permit AWIL to change the financial year end of AWPT5 and AWPT5 to 31 December which is the same as Australand and Australand Property Trust.

12.14 ASX WAIVERS

ASX has agreed in-principle to grant Australand, Australand Property Limited and AWIL the following waivers from the operation of the Listing Rules and confirmations and approvals under the Listing Rules as they apply to Australand, Australand Property Limited and AWIL.

Confirmations and approvals

a) Listing Rule 1.1 condition 3 – confirmation that lodging this Explanatory Memorandum will satisfy this requirement;

b) Listing Rule 1 condition 5 – to permit AWIL as responsible entity of AWPT4 to be under an obligation to allow existing AWPT4 Unitholders to withdraw from AWPT4 in accordance with the Merger Proposal;

c) Listing Rule 1 condition 5 – to permit AWIL as responsible entity of AWPT5 to be under an obligation to allow existing AWPT5 Unitholders to withdraw from AWPT5 in accordance with the Merger Proposal;

d) Listing Rule 6.1 – confirmation that ASX considers that the terms applying to the New Stapled Securities are appropriate and equitable;

e) Listing Rule 6.2 – confirmation that this listing rule does not apply to the Cross Holding;

f) Listing Rule 6.12.3 – confirmation that ASX approves the provisions in the APT Constitution, relating to divestment of Foreign Security Holders, as appropriate and equitable;

g) Listing Rule 6.12 – confirmation that ASX approves the provisions of the AWPT4 Constitution and the AWPT5 Constitution relating to divestment of the units of existing AWPT4 Unitholders and the AWPT5 Unitholders, as appropriate and equitable;

h) Listing Rules 7.1 and 10.11 – confirmation that these listing rules do not apply to the issue of AWPT4 Units and AWPT5 Units under the Merger Proposal;

i) Listing Rule 7.2 exception 4 – confirmation that this exception will apply to the issue of Australand Shares and APT Units on exercise of the APG Options and issue of AWPT4 Units and AWPT5 Units on exercise of the Procurement Options;

j) Listing Rule 10.1 – confirmation that ASX does not require Australand to obtain shareholder approval or Australand Property Trust to obtain unitholder approval for the Merger Proposal under the rule;

k) Listing Rule 10.12 exception 7 – confirmation that this exception applies to the issue of Australand Shares and APT Units on the exercise of APG Options and the issue of AWPT4 Units and AWPT5 Units on the exercise of the Procurement Options;

l) Listing Rules 11.1 and 11.4 – confirmation that ASX does not require Australand to obtain shareholder approval or Australand Property Trust to obtain unitholder approval for the Merger Proposal under these rules; and

m) Listing Rule 7.40 – confirmation that this rule does not apply to Australand Property Trust as part of the Merger Proposal on the basis that ASX approves the timetable.

Waivers

a) Listing Rule 1.1 conditions 7 and 8 – on the basis that AWPT4 and AWPT5 will be stapled as part of Australand Property Group and will collectively meet these tests;

b) Listing Rule 1.1 condition 6 – to the extent necessary to permit the AWPT4 Units and AWPT5 Units held by the Cross Holders not to be quoted on ASX;

c) Listing Rule 6.23.4 – to enable Australand and Australand Property Limited to amend the Executive Option arrangements to permit New Stapled Securities to be delivered instead of APG Stapled Securities upon exercise of the Options;

d) Listing Rule 6.24 – so that Australand, Australand Property Limited and AWIL need not announce the amount of the distribution on the date that the distribution is announced on the condition that an estimated distribution is advised to ASX on that date and the actual distribution rate is advised to ASX as soon as it becomes known;

e) Listing Rule 7.1 – to enable the issue of the Procurement Options by AWIL, as responsible entity for AWPT4 and AWPT5, to Australand Property Limited;

f) Listing Rule 7.22.3 – to allow the exercise price of the Options not to be reduced by the amount of the Merger Distributions;

g) Listing Rule 8.10 – to permit Australand, Australand Property Limited and AWIL to refuse to register a transfer of an Australand Share, an APT Unit, an AWPT4 Units and an AWPT5 Unit respectively if the transfer is not accompanied by the transfer of the other components of the New Stapled Security;

h) Listing Rule 10.1 – to permit transfers of assets between Australand, Australand Property Trust, AWPT4 and AWPT5 (and their wholly-owned subsidiaries and subtrusts);

i) Listing Rule 10.11 – to permit the issue of AWPT4 Units and AWPT5 Units by AWIL to related parties of Australand Property Group to effect the AWPT4 Merger Proposal and the AWPT5 Merger Proposal without obtaining unitholder approval; and

j) Listing Rules 10.11 and 10.14 – to permit AWIL to issue the Procurement Options to Australand Property Limited and in respect of the right of an Optionholder (including a Director of Australand, Australand Property Limited or AWIL) to receive the AWPT4 Unit and AWPT5 Unit components of a New Stapled Security and for the issue of the AWPT4 Unit and AWPT5 Unit on the exercise of that Option without the approval of AWPT4 Unitholders and AWPT5 Unitholders.

12.15 APPLICATION FOR JUDICIAL ADVICE

Australand Property Limited (as the responsible entity of Australand Property Trust) applied for Judicial Advice to confirm its power to take steps required to implement the Merger Proposal. The application was made pursuant to section 63 of the Trustee Act 1925 (NSW) and on 18 August 2005 His Honour Justice Barrett of the Supreme Court of New South Wales made orders including an order that a summary of the orders made by him be included in this Explanatory Memorandum:

a) Australand Property Limited would be justified in convening a meeting of APT Members for the purpose of APT Members considering and, if thought fit, agreeing to the APT Resolutions set out in the Notice of Meeting for the General Meetings;

b) Australand Property Limited would be justified in proceeding on the basis that the making of amendments to the APT Constitution in the manner proposed, following the approval by special resolution of the APT Members, would be within the powers of alteration conferred by clause 23.1 of the APT Constitution and section 601GC of the Corporations Act;

c) the application for Judicial Advice in relation to the question of whether Australand Property Limited would be justified in implementing the proposal described in this Explanatory Memorandum be stood over to the date of the Second Court hearing;

d) that any person who claims that their rights as an APT Unitholder will be prejudiced by amendment of the APT Constitution and by Australand Property Limited effecting the proposal described in this Explanatory Memorandum may, on or before the Second Court Hearing, apply to the Court for such orders or such directions as the circumstances may require;

e) that except for the publication of a summary of the above orders and circulation of this Explanatory Memorandum to APT Unitholders, notice of the above proceedings and orders need not be given to or served on any person; and

f) that the proceedings be heard together with the proceedings for the Share Scheme and the applications for Judicial Advice by AWIL as responsible entity of AWPT4 and AWPT5.

Australand Property Limited intends to act in accordance with the above Judicial Advice in proceeding to implement the Merger Proposal.

At the Second Court Hearing, Australand Property Limited (as the responsible entity Australand Property Trust) will apply for further Judicial Advice to the effect that it would be justified in implementing the Merger Proposal in accordance with the APT Resolutions as approved by APT Unitholders. Australand Property Limited intends to act in accordance with such Judicial Advice in proceeding to implement the Merger Proposal.

If a final and non-appealable order is issued which prevents the grant of the Judicial Advice, Australand Property Limited may terminate the Implementation Deed.

12.16 NO UNACCEPTABLE CIRCUMSTANCES

The APG Directors are not aware of any matter which could, in their opinion, give rise to a declaration of unacceptable circumstances in relation to the Merger Proposal pursuant to Division 2B of Part 6.19 of Chapter 6 of the Corporation Act. An unacceptable circumstance is a state of affairs which is unacceptable to the Takeovers Panel:

a) having regard to the effect of the circumstances on the control or potential control of a company or the acquisition by a person of a substantial interest in a company;

b) because it constitutes an infringement of Chapters 6, 6A, 6B or 6C of the Corporations Act.

12.17 COST OF THE PROPOSAL AND INTERESTS OF EXPERTS

The costs of the Merger Proposal include legal, taxation, Investigating Accountant, Independent Expert, Cashout Bank, Valuers, ASX and SGX-ST listing and stamp duty costs. If the Merger Proposal proceeds these are budgeted to total $10.3 million. If the Merger Proposal proceeds in respect of AWPT4 only they are budgeted to be $9.8 million and if the Merger Proposal proceeds in respect of AWPT5 only they are budgeted to be $3.3 million. If the Merger Proposal does not proceed the total costs will be $2.8 million.

Australand Property Limited as the responsible entity of Australand Property Trust will pay all costs associated with the Merger Proposal, including any stamp duty.

The costs payable to experts providing reports included in this Explanatory Memorandum are set out below.

BDO Corporate Finance Pty Limited

BDO Corporate Finance Pty Limited is entitled to receive professional fees of approximately $125,000 in connection with the preparation of its Independent Experts Report appearing in section 7 of this Explanatory Memorandum.

PricewaterhouseCoopers Securities Ltd

PricewaterhouseCoopers Securities Ltd is entitled to receive professional fees of approximately $210,000 in connection with the preparation of its Investigating Accountant's Report appearing in section 5 of this Explanatory Memorandum.

Greenwood & Freehills Pty Limited

Greenwood & Freehills Pty Limited is entitled to receive professional fees of approximately $70,000 in connection with the preparation of its Taxation Report appearing in section 8 of this Explanatory Memorandum.

Savills (NSW) Pty Limited

Savills (NSW) Pty Limited is entitled to receive professional fees of approximately $54,711 in connection with the preparation of its Valuation Reports in sections 9.2 and 10.2 of the Explanatory Memorandum.

Urbis JHD Valuations Pty Ltd

Urbis JHD Valuations Pty Ltd is entitled to receive professional fees of approximately $21,000 in connection with the preparation of its Valuation Report in section 9.2 of the Explanatory Memorandum.

12.18 INTERESTS OF DIRECTORS

The number of APG Stapled Securities, Options and AWPT4 Units and AWPT5 Units held by APG Directors either personally or beneficially as at 17 August 2005 are as follows:

Name	APG Stapled Securities	APG Stapled Securities held through Associates	Options	AWPT4 Units	AWPT5 Units
Mr Tham Kui Seng, Chairman	Nil	Nil	Nil	Nil	Nil
Mr J G Service, AO Deputy Chairman	Nil	200,000	37,500	Nil	Nil
Mr B P Crotty, Managing Director	597,708	63,577	400,000	Nil	Nil
Mr W J Beerworth	Nil	3,876	50,000	Nil	Nil
Lt Gen (Ret'd) W Choo	Nil	Nil	50,000	Nil	Nil
Mr I F Hutchinson	25,989	Nil	37,500	Nil	Nil
Mr Kee Teck Koon	Nil	Nil	Nil	Nil	Nil
Mr Lui Chong Chee	Nil	Nil	Nil	Nil	Nil

The number of APG Stapled Securities, Options and AWPT4 and AWPT5 held by the AWIL Directors as at 17 August 2005 are as follows:

Name	APG Stapled Securities	APG Stapled Securities held through Associates	Options	AWPT4 Units	AWPT5 Units
Mr J G Service, AO Chairman	Nil	200,000	37,500	Nil	Nil
Mr S Kavourakis, Director	Nil	28,468	Nil	50,000	Nil
Mr L Shaddock, Director	Nil	129,000	Nil	Nil	350,000

12.19 PAYMENTS AND OTHER BENEFITS TO DIRECTORS, SECRETARIES OR EXECUTIVE OFFICERS

No payment or other benefit will be made or given to any director, secretary or executive officer of Australand or the Responsible Entities or any related body corporate as compensation for loss of, or as consideration for or in connection, his or her retirement from office as director, secretary or executive officer of Australand or the Responsible Entities or any associate.

12.20 EFFECT OF THE MERGER PROPOSAL ON DIRECTORS' INTERESTS

The effect of the Merger Proposal on the interests of APG Directors and AWIL Directors does not differ from its effects on similar interests of other APG Security Holders.

12.21 COMPLAINTS HANDLING PROCEDURES

If you have a complaint about Australand Property Limited in connection with Australand Property Trust then you can:

- contact the Company Secretary of Australand Property Limited on 02 9767 2000; and
- if your complaint is not satisfactorily resolved, please refer the matter in writing to the Complaints Handling Officer, Australand Property Limited, Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138.

Australand Property Limited is required to acknowledge receipt of a written complaint as soon as practicable and, in any event, within 14 days. Australand Property Limited must give proper consideration to the complaint and must act in good faith to deal with the complaint.

Where a complaint remains unresolved (eg, where a remedy is not offered or not instigated or where a remedy offered is not accepted by the complainant), the complaint may fall within the terms of reference of Australand Property Trust's External Complaints Scheme, the Financial Industry Complaints Scheme (FICS). Complainants in this category will be sent details of how to contact FICS, an independent external complaints handling body approved for this purpose by ASIC.

Where a complainant has referred a complaint to FICS, the Complaints Handling Officer shall comply with the procedures set out in terms of reference of the Financial Services Complaints Resolution Scheme as amended from time to time. Once referred and once relevant time periods to settle the complaint have expired, FICS will work with the complainant and Australand Property Limited to seek a mutually acceptable resolution of the complaint.

To contact FICS, you should telephone 1300 780 808 or write to FICS at PO Box 579, Collins Street West, Melbourne VIC 8007.

12.22 DEALINGS IN AWPT4 UNITS AND AWPT5 UNITS

AWPT4 Units and AWPT5 Units are not currently quoted on any exchange.

In the three months before the date of this Explanatory Memorandum there have been no dealings in AWPT4 Units or AWPT5 Units by Australand or any of its subsidiaries.

In the three months before the date of this Explanatory Memorandum there have been no AWPT4 and no AWPT5 Units sold.

12.23 NO OTHER MATERIAL INFORMATION

Except as set out in this Explanatory Memorandum, there is no other information material to the making of a decision by APG Security Holders or Optionholders whether or not to vote in favour of the Merger Proposal, being information that is within the knowledge of Australand or the Responsible Entities, or their directors or any associate, and has not previously been disclosed to APG Security Holders or Optionholders.

Except as set out in their Explanatory Memorandum, the financial position of Australand has not within the knowledge of the APG Directors materially changed since the date of the last balance sheet laid before a general meeting of Australand, namely the balance sheet as at 31 December 2004.

12.24 DIRECTORS' CONSENT TO EXPLANATORY MEMORANDUM

Each APG Director and each AWIL Director has given, and not withdrawn, their consent to the issue of this Explanatory Memorandum.

Each AWIL Director has given, and not withdrawn, their consent to the lodgement of this Explanatory Memorandum with ASIC.

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SECTION
13.

Glossary

TERM	DEFINITION
AFS Licence	Australian financial services licence.
AIFRS	Australian equivalents to International Financial Reporting Standards.
APG Director	a director of Australand and Australand Property Limited.
APG Options	an option to acquire unissued APG Stapled Securities.
APG Security Holder	a holder of APG Stapled Securities or, following the implementation of the Merger Proposal, a holder of New Stapled Securities.
APG Stapled Security	an APT Unit and an Australand Share, stapled together in the manner they are at the date of this Explanatory Memorandum.
APT Constitution	the constitution of Australand Property Trust, as amended from time to time.
APT Distribution	the capital distribution from Australand Property Trust in the amount of $0.20151 per APT Unit held.
APT General Meeting	the general meeting of Australand Property Trust in relation to the Merger Proposal.
APT Member	an APT Unitholder or an Optionholder in the Optionholder's capacity as the holder of an option to acquire an APT Unit.
APT Resolutions	the resolutions of APT Unitholders to approve the Merger Proposal and the amendment of the Australand Property Trust Constitution.
APT Unit	a unit in Australand Property Trust.
APT Unitholder	a holder of APT Units.
ASIC	Australian Securities and Investment Commission.
ASSETS	Australand Subordinated Step-up Exchangeable Trust Securities.
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691) or the market operated by it, as the context requires.
Attached Securities	Australand Shares, APT Units, AWPT4 Units and/or AWPT5 Units and any additional securities which may be stapled to comprise New Stapled Securities in the future.
Auditor	PricewaterhouseCoopers.
Australand	Australand Holdings Limited (ABN 12 008 443 696).
Australand Constitution	the constitution of Australand, as amended from time to time.
Australand Dividend	the special fully franked dividend from Australand in the amount of $0.01 per Australand Share.
Australand General Meeting	the general meeting of Australand in relation to the Merger Proposal.
Australand Property Group	Australand, Australand Property Trust, if the AWPT4 Merger Proposal is implemented, AWPT4, if the AWPT5 Merger Proposal is implemented, AWPT5 and each of their controlled entities.
Australand Property Limited	Australand Property Limited (ABN 90 105 462 137; AFS Licence Number 231130) as the responsible entity of Australand Property Trust.
Australand Property Trust	Australand Property Trust (ARSN 106 680 424).
Australand Property Trust Constitution	the constitution of Australand Property Trust, as amended from time to time.
Australand Resolutions	the resolutions of Australand Shareholders to approve the Merger Proposal, the replacement of the Australand Constitution, the stapling of AWPT4 Units and/or AWPT5 Units to APG Stapled Securities and the making of the Stapling Deed.
Australand Share	a fully paid ordinary share in the capital of Australand.
Australand Shareholder	a holder of an Australand Share.

TERM	DEFINITION
AWIL	Australand Wholesale Investments Limited (ABN 12 086 673 092; AFS Licence Number 228837) as the responsible entity of AWPT4 and AWPT5.
AWIL Director	a director of AWIL.
AWIL Independent Directors	the independent directors of AWIL, namely Messrs Lyn Shaddock and Sam Kavourakis.
AWPT4	Australand Wholesale Property Trust No. 4 (ARSN 108 254 413).
AWPT4 Constitution	the constitution of AWPT4, as amended from time to time.
AWPT4 Meeting	the meeting of AWPT4 Unitholders convened for the purposes of considering and, if thought fit, approving the AWPT4 Merger Proposal.
AWPT4 Merger Proposal	the arrangement by which APG Security Holders will acquire AWPT4 Units and Australand Shares, APT Units and AWPT4 Units and, depending on the outcome of the AWPT5 Merger Proposal, AWPT5 Units are stapled to each other as provided for in the Implementation Deed, following which they will trade together on ASX and SGX-ST as New Stapled Securities.
AWPT4 Offering Document	the AWPT4 information memorandum dated 24 June 2003.
AWPT4 Resolutions	the resolutions of AWPT4 Unitholders to approve the AWPT4 Merger Proposal and the amendment of the AWPT4 Constitution.
AWPT4 Unit	a unit in AWPT4.
AWPT4 Unitholder	a holder of AWPT4 Units.
AWPT5	Australand Wholesale Property Trust No. 5 (ARSN 108 254 771).
AWPT5 Constitution	the constitution of AWPT5, as amended from time to time.
AWPT5 Meeting	the meeting of AWPT5 Unitholders convened for the purposes of considering and, if thought fit, approving the AWPT5 Merger Proposal.
AWPT5 Merger Proposal	the arrangement by which APG Security Holders will acquire AWPT5 Units and Australand Shares, APT Units and AWPT5 Units and, depending on the outcome of the AWPT4 Merger Proposal, AWPT4 Units are stapled to each other as provided for in the Implementation Deed, following which they will trade together on ASX and SGX-ST as New Stapled Securities.
AWPT5 Offering Document	the AWPT5 information memorandum dated 8 December 2003.
AWPT5 Resolutions	the resolutions of AWPT5 Unitholders to approve the AWPT5 Merger Proposal and the amendment of the AWPT5 Constitution.
AWPT5 Unit	a unit in AWPT5.
AWPT5 Unitholder	a holder of AWPT5 Units.
Business Days	has the same meaning as in the Listing Rules.
CapitaLand	CapitaLand Limited (SG1J27887962).
CapitaLand Entities	Ausprop Holdings Limited (ARBN 107 063 169) and Austvale Holdings Ltd (ARBN 107 063 276).
Cashout Bank	UBS AG, Australian Branch (ABN 47 088 129 613; AFS Licence Number 231087).
CGT	capital gains tax.
Complying Jurisdictions	a jurisdiction that AWIL (in consultation with Australand and Australand Property Limited) is satisfied before the date the Court Order is lodged with ASIC that it is not precluded from beneficially issuing AWPT4 Units and AWPT5 Units to the APG Security Holders either unconditionally or after compliance with conditions which the board of AWIL regards as acceptable and not unduly onerous.
Corporations Act	Corporations Act 2001 (Cth).
Court	the Supreme Court of New South Wales.

TERM	DEFINITION
Court Order	has the same meaning as in the Implementation Deed.
Cross Holders	controlled entities of Australand and Australand Property Trust which hold AWPT4 Units and AWPT5 Units.
Cross Holding	any AWPT4 Units or AWPT5 Units held by a Cross Holder.
DRP	the distribution reinvestment plan described in section 12.8 of the Explanatory Memorandum.
Foreign Cashout	the facility for the sale of APG Stapled Securities held by Foreign Security Holders described in section 12.10.
Foreign Security Holder	an APG Security Holder whose address in the Australand share register is in any jurisdiction other than Australia, Singapore, New Zealand or a jurisdiction in which Australand and the Responsible Entities reasonably believe that it is not prohibited or unduly onerous or impractical to issue AWPT4 Units and AWPT5 Units to the APG Security Holder.
GST	goods and services tax.
Implementation Date	12 October 2005 or such other date as is determined in accordance with the Implementation Deed.
Implementation Deed	the implementation deed dated 27 July 2005 between Australand, Australand Property Limited as the responsible entity of Australand Property Trust and AWIL as the responsible entity of AWPT4 and AWPT5, a copy of which is set out in Appendix A to this Explanatory Memorandum.
Independent Expert	BDO Corporate Finance Pty Ltd (ABN 91 003 946 030; AFS Licence Number 244345).
Judicial Advice	judicial advice in connection with the Merger Proposal to confirm Australand Property Limited's and AWIL's power to implement the Merger Proposal and implementation of the Merger Proposal.
Investigating Accountant	PricewaterhouseCoopers Securities Limited (ABN 54 003 311 617; AFS Licence Number 244572).
Listing Rules	the listing rules of ASX.
Merger Distribution	the Australand Dividend and the APT Distribution.
Merger Proposal	the AWPT4 Merger Proposal and the AWPT5 Merger Proposal.
New Stapled Security	an Australand Share, an APT Unit, and, depending on the approvals obtained, an AWPT4 Unit and/or an AWPT5 Unit stapled together in the manner described in section 1.6 of this Explanatory Memorandum.
NTA	net tangible assets.
Optionholder	a holder of APG Options.
Procurement Option	the right of Australand Property Limited pursuant to the Implementation Deed to require AWIL to deliver an AWPT4 Unit, if the AWPT4 Merger Proposal is implemented, and an AWPT5 Unit, if the AWPT5 Merger Proposal is implemented, on request of Australand Property Limited where a holder of an APG Option exercises an APG Option.
Proxy Form	the proxy form accompanying this Explanatory Memorandum.
Record Date	11 October 2005 or such other date as is determined in accordance with the Implementation Deed.
Registrar or Registry	Computershare Investor Services Pty Limited.
Replacement Australand Constitution	the constitution that will replace the Australand Constitution if the relevant resolutions are passed at the General Meetings.
Responsible Entities	in respect of Australand Property Trust, Australand Property Limited and, in respect of AWPT4 and AWPT5, AWIL.

TERM	DEFINITION
Second Court Hearing	the hearing at which the Court will consider approving the Share Scheme, expected to be on 29 September 2005.
Security Holders	APG Security Holders, AWPT4 Unitholders and AWPT5 Unitholders.
Security Holder Meetings	the Share Scheme Meeting, the General Meetings, the AWPT4 Meeting and the AWPT5 Meeting.
SGX-ST	Singapore Exchange Securities Trading Limited or the market operated by it, as the context requires.
Share Scheme	the scheme of arrangement between Australand and its members under Part 5.1 of the Corporations Act providing for APG Security Holders to receive AWPT4 Units and/or AWPT5 Units by the application of the Merger Distributions, and the stapling of AWPT4 Units and/or AWPT5 Units to APG Stapled Securities, in the Form set out in Appendix B to this Explanatory Memorandum.
Share Scheme Meeting	a meeting of Australand Shareholders convened by order of the Court under section 411(1) of the Corporations Act for the purposes of considering and, if thought fit, approving the Share Scheme.
Share Scheme Resolution	the resolution to be voted on at the Share Scheme Meeting.
Stapled Entities	Australand, Australand Property Trust, AWPT4 and/or AWPT5.
Stapling Deed	the deed to be entered into by Australand, Australand Property Limited as the responsible entity of Australand Property Trust and AWIL as the responsible entity of AWPT4 and AWPT5 before the Implementation Date, a copy of which is set out in Appendix C to this Explanatory Memorandum.
Takeovers Panel	the panel established under section 171 of the Australian Securities and Investments Commission Act 2001 (Cth).
Trusts	Australand Property Trust, AWPT4 and AWPT5.
Valuers	Savills (NSW) Pty Limited (ABN 93 002 647 225) and Urbis JHD Valuations Pty Limited (ABN 28 105 273 523).

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APPENDIX

A

Implementation Deed (Without Annexures)

Appendix A

IMPLEMENTATION DEED (WITHOUT ANNEXURES)

Details

Interpretation – definitions are at the end of the General terms

PARTIES	AHL, APL AND AWIL	
AHL	Name	Australand Holdings Limited
	ABN	12 008 443 696
	Address	Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138
	Telephone	+61 2 9767 2182
	Fax	+61 2 9767 2900
	Attention	Company Secretary
APL	Name	Australand Property Limited
	ABN	90 105 462 137
	Capacity	Responsible entity of Australand Property Trust (ARSN 106 680 424) and, where expressly stated, in its personal capacity
	Address	Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138
	Telephone	+61 2 9767 2182
	Fax	+61 2 9767 2900
	Attention	Company Secretary
AWIL	Name	Australand Wholesale Investments Limited
	ABN	12 086 673 092
	Capacity	Responsible entity of Australand Wholesale Property Trust No. 4 (ARSN 108 254 413) and Australand Wholesale Property Trust No. 5 (ARSN 108 254 771) and, where expressly stated, in its personal capacity
	Address	Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138
	Telephone	+61 2 9767 2182
	Fax	+61 2 9767 2900
	Attention	Company Secretary
Recitals	A	AHL, APL and AWIL intend to implement an acquisition of AWPT4 and AWPT5 by APG Security Holders involving the steps set out in paragraph B below with the objective of creating a New Stapled Security comprising an AHL Share, an APT Unit and, subject to the approvals being obtained, either or both of an AWPT4 Unit and an AWPT5 Unit, which will be jointly quoted on ASX and SGX.
	B	If the Merger Proposal in respect of both AWPT4 and AWPT5 proceeds, the following steps will be taken to implement the Merger Proposal: 1 AWPT4 and AWPT5 will each convert its capital as follows: (a) Existing AWPT4 Units will be converted into Restructured AWPT4 Units, with each holding being rounded down to the nearest whole number of Restructured AWPT4 Units; and (b) Existing AWPT5 Units will be converted into Restructured AWPT5 Units, with each holding being rounded down to the nearest whole number of Restructured AWPT5 Units. 2 AHL will pay a franked dividend to AHL Shareholders. 3 APT will make a capital return to APT Unitholders.

4 AHL, under the Share Scheme, and APL, under the amendments to the APT Constitution, will subscribe for Restructured AWPT4 Units and Restructured AWPT5 Units by compulsorily applying the dividend payable to AHL Shareholders and the distribution payable to APT Unitholders, on the basis of one Restructured AWPT4 Unit and one Restructured AWPT5 Unit for each APG Stapled Security held.

5 AWIL will:

(a) issue Restructured AWPT4 Units and Restructured AWPT5 Units subscribed for by AHL or APL on behalf of APG Security Holders; and

(b) redeem all other Restructured AWPT4 Units and Restructured AWPT5 Units (except the Cross-holdings).

C The Merger Proposal as it relates to AWPT4 is known as the "AWPT4 Merger Proposal". The Merger Proposal as it relates to AWPT5 is known as the "AWPT5 Merger Proposal".

D In order to implement the Merger Proposal as set out in paragraph B above, the following meetings are required:

1 a scheme of arrangement meeting of AHL Shareholders, ordered to be convened by the Court to vote on whether to approve the Share Scheme between AHL and AHL Shareholders.

2 a general meeting of AHL Shareholders convened by AHL to vote on whether to approve:

(a) amendments to the AHL Constitution to effect the Merger Proposal;

(b) the stapling of AWPT4 Units and/or AWPT5 Units to APG Stapled Securities; and

(c) AHL entering into the Stapling Deed.

3 a general meeting of APT Members, convened by APL as responsible entity of APT, to vote on whether to approve:

(a) amendments to the APT Constitution to give effect to the Merger Proposal; and

(b) the implementation of the Merger Proposal by APL.

4 a general meeting of AWPT4 Unitholders convened by AWIL as responsible entity of AWPT4, to vote on whether to approve:

(a) amendments to the AWPT4 Constitution to give effect to the AWPT4 Merger Proposal; and

(b) the implementation of the AWPT4 Merger Proposal by AWIL including the issue of Restructured AWPT4 Units and the redemption of Restructured AWPT4 Units (except the Cross-holding and the Restructured AWPT4 Units issued under the AWPT4 Merger Proposal).

5 a general meeting of AWPT5 Unitholders convened by AWIL as responsible entity of AWPT5, to vote on whether to approve:

(a) amendments to the AWPT5 Constitution to give effect to the AWPT5 Merger Proposal; and

(b) the implementation of the AWPT5 Merger Proposal by AWIL including the issue of Restructured AWPT5 Units and the redemption of Restructured AWPT5 Units (except the Cross-holding and the Restructured AWPT5 Units issued under the AWPT5 Merger Proposal).

E If the AWPT4 Merger Proposal or the AWPT5 Merger Proposal does not go ahead, then the steps set out in Recital B and Recital D above will proceed but excluding those that relate to the AWPT4 Merger Proposal or the AWPT5 Merger Proposal as the case may be.

F This deed sets out the terms of an agreement by which AHL, APL and AWIL seek to implement the above matters.

Governing law	New South Wales
Date of agreement	See Signing page

GENERAL TERMS

1 Agreement to implement the Merger Proposal

1.1 Implementation of the Merger Proposal

The parties agree to implement the Merger Proposal in accordance with this deed.

1.2 Best endeavours

Subject to clause 1.3, each of the parties undertakes to use its best endeavours, subject to compliance with their respective obligations, functions, powers and duties under this deed, the AHL Constitution, the APT Constitution, the AWPT4 Constitution, the AWPT5 Constitution, at law and under the Listing Rules, to give effect to the Merger Proposal, including the satisfaction of the conditions in clause 2.1 of the Share Scheme.

1.3 Acknowledgment

However, each party acknowledges that nothing in this deed prevents a party from acting in a manner which is consistent with its duties under the AHL Constitution, the APT Constitution, AWPT4 Constitution or AWPT5 Constitution (as applicable), at law and under the Listing Rules (including, but not limited to, in the case of AWIL, discussing a Competing Proposal with a third party and putting that Competing Proposal before AHL Shareholders, APT Unitholders, AWPT4 Unitholders or AWPT5 Unitholders (as applicable)).

2 AHL undertakings

2.1 Performance of obligations

Subject to the performance or satisfaction of all of the Preliminary Events, AHL agrees to perform all of its obligations under the Share Scheme and the Sale Facility.

2.2 General undertakings

Without limiting the generality of clause 1.2, AHL must:

a) **Merger Proposal Documentation:** prepare the Merger Proposal Documentation for which it is responsible, and use its reasonable endeavours to assist in the preparation of the Merger Proposal Documentation for which APL in its capacity as responsible entity for APT or AWIL in its capacity as responsible entity for AWPT4 or AWPT5 are responsible, in accordance with the requirements of all Applicable Laws;

b) **Explanatory Memorandum:** lodge the APG Explanatory Memorandum with ASIC as a draft under section 411(2) and section 218(1) of the Corporations Act and, subject to its approval by the Court, lodge the APG Explanatory Memorandum with ASIC and use its reasonable endeavours to have the APG Explanatory Memorandum registered by ASIC;

c) **Court order:** apply to the Court for an order under section 411(1) of the Corporations Act that AHL convene the Share Scheme Meeting;

d) **Convene Share Scheme Meeting:** act in accordance with any order of the Court to convene and hold the Share Scheme Meeting; and

e) **AHL General Meeting:** convene and hold the AHL General Meeting on the same day and at the same time or immediately after the Share Scheme Meeting.

2.3 Other required actions

If, and only if, all of the Preliminary Events (other than the Court approving the Share Scheme under section 411(4)(b) of the Corporations Act and the Court giving judicial advice to APL under clause 3.4 and to AWIL under clause 4.3) have been performed or satisfied prior to the Termination Date, AHL must as soon as practicable:

a) **Court approval:** seek the approval of the Court to the Share Scheme under section 411(4)(b) of the Corporations Act;

b) **Lodge Court Order:** lodge the Court Order with ASIC under section 411(10) of the Corporations Act;

c) **Lodge amendments to constitution:** lodge with ASIC the Replacement AHL Constitution under section 136(5) of the Corporations Act;

d) **Execute Stapling Deed:** subject to APL and AWIL doing the same, execute the Stapling Deed.

2.4 Conditional waiver of AWPT4 exit fee

If the AWPT4 Merger Proposal is implemented, AHL agrees to waive its entitlement to an exit fee otherwise payable by AWIL as responsible entity for AWPT4 under the AWPT4 Constitution.

2.5 Conditional waiver of AWPT5 exit fee

If the AWPT5 Merger Proposal is implemented, AHL agrees to waive its entitlement to an exit fee otherwise payable by AWIL as responsible entity for AWPT5 under the AWPT5 Constitution.

3 APL undertakings

3.1 Performance of obligations

Subject to the performance or satisfaction of all of the Preliminary Events, APL in its capacity as responsible entity for APT, agrees to perform all of its obligations under the Share Scheme, the APT Unitholder Arrangements and the Sale Facility and those obligations in the Share Scheme where AHL is obliged to procure APL to take some action or satisfy some obligation.

3.2 General undertakings

Without limiting the generality of clause 1.2, APL in its capacity as responsible entity of APT, must:

a) **Merger Proposal Documentation**: prepare the Merger Proposal Documentation for which it is responsible, and use its reasonable endeavours to assist in the preparation of the Merger Proposal Documentation for which AHL, or AWIL in its capacity as responsible entity for AWPT4 or AWPT5, is responsible, in accordance with the requirements of all Applicable Laws;

b) **Judicial advice**: on the date on which AHL applies to the Court in accordance with clause 2.2(c), apply to the Court for judicial advice confirming that:

   (i) APL would be justified in convening a meeting of APT Members for the purpose of considering the APT Resolutions; and

   (ii) subject to APT Members passing the APT Resolutions, APL would be justified in proceeding on the basis that amending the APT Constitution, in the manner contemplated by the APT Supplemental Deed Poll, would be within the powers of alteration conferred by the APT Constitution and section 601GC of the Corporations Act; and

c) **Convene APT Members Meeting**: subject to obtaining the judicial advice contemplated in clause 3.2(b) on terms satisfactory to APL (acting reasonably), convene the APT Members Meeting to be held on the same day and at the same time or shortly after the time for the AHL General Meeting.

3.3 Other required actions

If, and only if all of the Preliminary Events (other than the Court approving the Share Scheme under section 411(4)(b) of the Corporations Act and the Court giving judicial advice to APL under clause 3.4 and to AWIL under clause 4.3) have been performed or satisfied prior to the Termination Date, APL must as soon as reasonably practicable:

a) **Lodge amendments to constitution**: subject to APT Members passing the APT Resolutions, execute and lodge with ASIC the APT Supplemental Deed Poll under section 601GC(2) of the Corporations Act; and

b) **Execute Stapling Deed**: subject to AHL and AWIL doing the same, execute the Stapling Deed.

3.4 Court appearances

APL must appear by Counsel at the application to the Court in accordance with clause 3.2(b) and on the hearing of the summons to approve the Share Scheme and if requested by the Court, consent to, and undertake to the Court to be bound by, the Share Scheme. Immediately prior to the hearing of the summons to approve the Share Scheme, APL must apply to the Court for judicial advice to confirm that APL is justified in implementing the Merger Proposal and giving effect to the provisions of the APT Constitution (as amended by the APT Supplemental Deed Poll).

4 AWIL undertakings

4.1 Performance of obligations

Subject to the performance or satisfaction of all of the AWPT4 Preliminary Events, AWIL in its capacity as responsible entity for AWPT4, agrees to perform all of its obligations under the AWPT4 Unitholder Arrangements, the APT Unitholder Arrangements and the Share Scheme including those obligations in the Share Scheme where AHL is obliged to procure AWIL to take some action or satisfy some obligation in its capacity as responsible entity for AWPT4.

Subject to the performance or satisfaction of all of the AWPT5 Preliminary Events, AWIL in its capacity as responsible entity for AWPT5, agrees to perform all of its obligations under the AWPT5 Unitholder Arrangements, the APT Unitholder Arrangements and the Share Scheme including those obligations in the Share Scheme where AHL is obliged to procure AWIL to take some action or satisfy some obligation in its capacity as responsible entity for AWPT5.

4.2 General undertakings

Without limiting the generality of clause 1.2:

a) AWIL in its capacity as responsible entity of AWPT4, must:

   (i) **Merger Proposal Documentation:** prepare the Merger Proposal Documentation for which it is responsible, and use its reasonable endeavours to assist in the preparation of the Merger Proposal Documentation for which AHL, APL in its capacity as responsible entity for APT or AWIL in its capacity as responsible entity for AWPT5 is responsible, in accordance with the requirements of all Applicable Laws;

   (ii) **PDS:** ensure the APG Explanatory Memorandum is lodged with ASIC as the AWPT4 PDS;

   (iii) **Judicial advice:** on the date on which AHL applies to the Court in accordance with clause 2.2(c), apply to the Court for judicial advice confirming that:

(A) AWIL would be justified in convening a meeting of AWPT4 Unitholders for the purpose of considering the AWPT4 Resolutions;

(B) subject to AWPT4 Unitholders passing the AWPT4 Resolutions, AWIL would be justified in proceeding on the basis that amending the AWPT4 Constitution, in the manner contemplated by the AWPT4 Supplemental Deed Poll, would be within the powers of alteration conferred by the AWPT4 Constitution and section 601GC of the Corporations Act;

(iv) **Convene AWPT4 Unitholders Meeting:** subject to obtaining the judicial advice contemplated in clause 4.2(a)(iii) on terms satisfactory to AWIL (acting reasonably), convene the AWPT4 Unitholders Meeting to be held on the same day and shortly after the time for the APT Unitholders Meeting, and

if, and only if all of the Preliminary Events (other than the Court approving the Share Scheme under section 411(4)(b) of the Corporations Act and the Court giving judicial advice to APL under clause 3.4 and to AWIL under clause 4.3) have been performed or satisfied prior to the Termination Date, AWIL must as soon as reasonably practicable:

(v) **Lodge amendments to constitution:** subject to AWPT4 Unitholders passing the AWPT4 Resolutions, execute and lodge with ASIC the AWPT4 Supplemental Deed Poll under section 601GC(2) of the Corporations Act; and

(vi) **Execute Stapling Deed:** subject to AHL and APL doing the same, execute the Stapling Deed; and

(b) AWIL in its capacity as responsible entity of AWPT5, must:

(i) **Merger Proposal Documentation:** prepare the Merger Proposal Documentation for which it is responsible, and use its reasonable endeavours to assist in the preparation of the Merger Proposal Documentation for which AHL, APL in its capacity as responsible entity for APT or AWIL in its capacity as responsible entity for AWPT4 is responsible, in accordance with the requirements of all Applicable Laws;

(ii) **PDS:** ensure the APG Explanatory Memorandum is lodged with ASIC as the AWPT5 PDS;

(iii) **Judicial advice:** on the date on which AHL applies to the Court in accordance with clause 2.2(c), apply to the Court for judicial advice confirming that:

(A) AWIL would be justified in convening a meeting of AWPT5 Unitholders for the purpose of considering the AWPT5 Resolutions;

(B) subject to AWPT5 Unitholders passing the AWPT5 Resolutions, AWIL would be justified in proceeding on the basis that amending the AWPT5 Constitution, in the manner contemplated by the AWPT5 Supplemental Deed Poll, would be within the powers of alteration conferred by the AWPT5 Constitution and section 601GC of the Corporations Act;

(iv) **Convene AWPT5 Unitholders Meeting:** subject to obtaining the judicial advice contemplated in clause 4.2(b)(iii) on terms satisfactory to AWIL (acting reasonably), convene the AWPT5 Unitholders Meeting to be held on the same day and shortly after the time for the AWPT4 Unitholders Meeting, and

if, and only if all of the Preliminary Events (other than the Court approving the Share Scheme under section 411(4)(b) of the Corporations Act and the Court giving judicial advice to APL under clause 3.4 and to AWIL under clause 4.3) have been performed or satisfied prior to the Termination Date, AWIL must as soon as reasonably practicable:

(v) **Lodge amendments to constitution:** subject to AWPT5 Unitholders passing the AWPT5 Resolutions, execute and lodge with ASIC the AWPT5 Supplemental Deed Poll under section 601GC(2) of the Corporations Act; and

(vi) **Execute Stapling Deed:** subject to AHL and APL doing the same, execute the Stapling Deed.

4.3 Court appearances

AWIL must appear by Counsel at the application to the Court in accordance with clause 4.2(a)(iii) and clause 4.2(b)(iii) and on the hearing of the summons to approve the Share Scheme and if requested by the Court, consent to, and undertake to the Court to be bound by, the Share Scheme. Immediately prior to the hearing of the summons to approve the Share Scheme, AWIL must apply to the Court for judicial advice to confirm that AWIL is justified in implementing either or both of the AWPT4 Merger Proposal and the AWPT5 Merger Proposal and giving effect to:

a) if the AWPT4 Unitholders pass the AWPT4 Resolutions, the provisions of the AWPT4 Constitution (as amended by the AWPT4 Supplemental Deed Poll); and

b) if the AWPT5 Unitholders pass the AWPT5 Resolutions, the AWPT5 Constitution (as amended by the AWPT5 Supplemental Deed Poll).

4.4 Option Arrangements for AWPT4

If the AWPT4 Merger Proposal has been implemented, then AWIL must at the direction of APL or AHL:

a) on exercise of an APG Option; and

b) subject to APL making payment to AWIL of the amount determined under clause 5.1,

issue Restructured AWPT4 Units to the extent necessary to enable APL and AHL to satisfy their obligations to procure the delivery of New Stapled Securities in accordance with the APT Constitution and AHL Constitution.

4.5 Option Arrangements for AWPT5

If the AWPT5 Merger Proposal has been implemented, then AWIL must at the direction of APL or AHL:

a) on exercise of an APG Option; and

b) subject to APL making payment to AWIL of the amount determined under clause 5.2,

issue Restructured AWPT5 Units to the extent necessary to enable APL or AHL to satisfy their obligations to procure the delivery of New Stapled Securities in accordance with the APT Constitution and AHL Constitution.

4.6 Issue of Restructured AWPT4 Units and Restructured AWPT5 Units

AWIL must ensure that Restructured AWPT4 Units and Restructured AWPT5 Units to be allotted and issued in connection with the Share Scheme and the APT Unitholder Arrangements, rank pari passu in all respects with each other Restructured AWPT4 Unit and Restructured AWPT5 Unit (respectively) on issue.

4.7 Conditional waiver of performance fee in AWPT4

If the AWPT4 Merger Proposal is implemented, AWIL, in its personal capacity, agrees to waive its entitlement to performance fees under the AWPT4 Constitution as responsible entity of AWPT4 in respect of the period to the Implementation Date and agrees to waive any right to be paid any performance fees under the AWPT4 Constitution as responsible entity of AWPT4 accrued or payable and which has not been paid prior to the date of this deed.

4.8 Conditional waiver of performance fee in AWPT5

If the AWPT5 Merger Proposal is implemented, AWIL, in its personal capacity, agrees to waive its entitlement to performance fees under the AWPT5 Constitution as responsible entity of AWPT5 in respect of the period to the Implementation Date and agrees to waive any right to be paid any performance fees under the AWPT5 Constitution as responsible entity of AWPT5 accrued or payable and which has not been paid prior to the date of this deed.

4.9 Carole Park Property Arrangements

The parties acknowledge that:

a) AWPT5 Holdings No 6 Pty Ltd as trustee of the AWPT5 Holding Trust No 6 (which is a subsidiary trust of AWPT5) has entered into an agreement to purchase ("Purchase Agreement") the South Pacific Tyres Facility, Boundary Road, Carole Park, Queensland ("Carole Park Property") from Australand Chullora Developments No 1 Pty Limited and Australand Chullora Developments No 2 Pty Limited (both subsidiaries of AHL); and

b) completion cannot yet occur under the Purchase Agreement because the subdivision required to create a separate title for the Carole Park Property has not yet been completed.

AHL and AWIL as responsible entity of AWPT5 agree that they shall each take such steps as are necessary or desirable to ensure that:

c) the Purchase Agreement is varied to alter the date for completion from the completion date currently provided for under the Purchase Agreement to the later of:

    (i) the completion date currently provided for under the Purchase Agreement; and

    (ii) either:

        (A) if the AWPT5 Merger Proposal is approved and implemented, the date being 30 days after the Implementation Date; or

        (B) if the AWPT5 Merger Proposal is not approved and implemented, the date being 30 days after the Termination Date; and

d) pending completion of the acquisition of the Carole Park Property, AWPT5 Holding Trust No 6 Pty Limited has the economic benefit of the Carole Park Property notwithstanding that it does not hold title to the Carole Park Property.

5 Allocation of exercise price of APG Options

5.1 Amount of payment to AWPT4

Where an APG Option is exercised and APL must procure the issue of New Stapled Securities including AWPT4 Units to satisfy its obligations on exercise of that option in accordance with the Replacement APT Constitution, the amount APL must pay to AWIL as the responsible entity of AWPT4 is the amount set out in clause 5.3(a) below, multiplied by the number of AWPT4 Units to be issued under clause 4.4.

5.2 Amount of payment to AWPT5

Where an APG Option is exercised and APL must procure the issue of New Stapled Securities including AWPT5 Units to satisfy its obligations on exercise of that option in accordance with the Replacement APT Constitution, the amount APL must pay to AWIL as responsible entity of AWPT5 is the amount set out in clause 5.3(b) below, multiplied by the number of AWPT5 Units to be issued under clause 4.5.

5.3 Amount of exercise price

The parties agree that the issue price of a Restructured AWPT4 Unit and Restructured AWPT5 Unit which will comprise part of a New Stapled Security to be issued on exercise of the APG Options, will be as follows:

a) Restructured AWPT4 Unit – 8.50% of the Exercise Price; and

b) Restructured AWPT5 Unit – 3.89% of the Exercise Price.

6 Cross-holding of AWPT4 Units and AWPT5 Units

The parties acknowledge that the Cross-holders will not participate in the AWPT4 Unitholder Arrangements or AWPT5 Unitholder Arrangements in that those Cross-holders will not have their Restructured AWPT4 Units or Restructured AWPT5 Units redeemed or Stapled. AHL and APL agree that it will not transfer, and will procure that any Cross-holder does not transfer, any part of a Cross-holding except to an APG Entity.

7 Termination

7.1 Termination on certain events

A party may terminate this deed by notice in writing to the other parties on the happening of any of the following events prior to the Court making the Court Order:

a) any other party being in material breach of the terms of this deed at any time from the date of this deed to the time of the Court making the Court Order;

b) the Share Scheme Resolution, AHL Resolutions or APT Resolutions not being passed on or before the Termination Date;

c) the Court Order not being received by AHL and lodged with ASIC on or before the Termination Date;

d) the judicial advice contemplated by clauses 3.2(b) and 3.3, not being received by APL on or before the Termination Date on terms which are satisfactory to it (as appropriate) acting reasonably;

e) any one or more of AHL, APL, AWIL, or any subsidiaries of APL or AWIL, or APT, AWPT4 or AWPT5 becoming subject to an Insolvency Event;

f) the representations and warranties given or made by any of the other parties in this deed are not all materially true and correct at all times throughout the period from the date of this deed to the time of the Court making the Court Order as if made at and by reference to the facts and circumstances subsisting at the relevant time;

g) receipt by AHL, APL and AWIL of conditional consent in writing of ASX or SGX to grant official quotation of the New Stapled Securities on terms which, in the reasonable opinion of the directors of AHL, APL or AWIL, are unsatisfactory, or the failure to receive, on or before the Termination Date, conditional consent in writing of ASX or SGX to grant official quotation of the New Stapled Securities on terms which, in the reasonable opinion of the directors of AHL, APL or AWIL, are satisfactory;

h) a Regulatory Authority or judicial entity or authority takes any action, refuses to take any action or makes any preliminary or final order or a decree (or commences or threatens to do so) which prevents the implementation of the Merger Proposal or any transaction contemplated by the Merger Proposal;

i) a Prescribed Occurrence occurs in relation to any other party after the date of this deed;

j) if the Independent Expert fails to conclude that the Merger Proposal is in the best interests of holders of APG Stapled Securities, AWPT4 Units or AWPT5 Units;

k) if a proposal emerges which either the board of AHL or APL or the AWIL Independent Directors considers superior to the Merger Proposal; or

l) a Material Adverse Change occurs.

7.2 Termination by mutual agreement

The parties may terminate this deed by mutual agreement at any time prior to the Court making the Court Order.

7.3 Effect of Termination

In the event that this deed is lawfully terminated under clause 7.1 or clause 7.2, each party:

a) is released from any obligations to be performed under this deed (except for obligations under clause 12.11); and

b) must refrain from and discontinue taking any further steps to implement the Merger Proposal, the Share Scheme or the Sale Facility.

7.4 Ceasing the AWPT4 Merger Proposal

If:

a) the AWPT4 Resolutions are not passed on or before the Termination Date; or

b) the judicial advice contemplated by clauses 4.2(a)(iii) and 4.3 in respect of the AWPT4 Merger Proposal is not received by AWIL on or before the Termination Date on terms which are satisfactory to it (acting reasonably);

then each party:

c) is released from any obligations to be performed under this deed (except for obligations under clause 12.11) as they relate to the AWPT4 Merger Proposal, including the AWPT4 Unitholder Arrangements; and

d) must refrain from and discontinue taking any further steps to implement the AWPT4 Merger Proposal, including the AWPT4 Unitholder Arrangements.

7.5 Ceasing the AWPT5 Merger Proposal

If:

a) the AWPT5 Resolutions are not passed on or before the Termination Date; or

b) the judicial advice contemplated by clauses 4.2(b)(iii) and 4.3 in respect of the AWPT5 Merger Proposal is not received by AWIL on or before the Termination Date on terms which are satisfactory to it (acting reasonably);

then each party:

c) is released from any obligations to be performed under this deed (except for obligations under clause 12.11) as they relate to the AWPT5 Merger Proposal, including the AWPT5 Unitholder Arrangements; and

d) must refrain from and discontinue taking any further steps to implement the AWPT5 Merger Proposal, including the AWPT5 Unitholder Arrangements.

8 General undertakings

8.1 Regulatory authorities

Each party will use its best endeavours up to and including the Termination Date (subject to clause 1) to obtain all approvals, consents, modifications, waivers or decisions from Regulatory Authorities (including ASIC, ASX, SGX and MAS) as may be necessary or desirable for any step required of AHL, APL or AWIL under this deed or any other Merger Proposal Documentation including obtaining all approvals, consents, confirmations, modifications, exemptions, waivers or decisions necessary:

a) to give effect to the Merger Proposal, the Share Scheme and the Sale Facility; and

b) for the official quotation of New Stapled Securities on ASX and SGX.

8.2 Co-operation

The parties must co-operate fully with each other in connection with satisfaction of the requirements for which they are respectively responsible under this deed or in accordance with the provisions of any other Merger Proposal Documentation.

8.3 Benefit of certain undertakings

Each of AHL and APL in its capacity as responsible entity of APT, and AWIL in its capacity as responsible entity of AWPT4 and AWPT5 agrees to make a deed poll prior to the time of AHL applying to the Court under clause 2.3(a) giving the undertakings in favour of each AHL Shareholder, APT Unitholder, AWPT4 Unitholder and AWPT5 Unitholder to the effect that each Security Holder can rely upon and enforce the undertakings in clause 3 of the Share Scheme, paragraphs 1 to 5 of schedule 1, and paragraphs 1 and 2 of schedules 2 and 3 (as the case may be) as amended prior to the time of entering into those deed polls.

9 Representations and warranties

9.1 Representations and warranties by each party

Each party represents and warrants in its personal capacity to each other party that:

a) it has power to enter into and perform its obligations under this deed and (subject to obtaining the approvals contemplated by this deed) has obtained all necessary approvals and consents to enable it to do so; and

b) this deed is valid and binding upon it.

9.2 Representations and warranties by AHL

AHL represents and warrants to APL and AWIL, and each of their directors, that all information concerning AHL which has formed the basis for the Public Announcements or which is included in a form and context approved by AHL in the Merger Proposal Documentation for which AHL is responsible is or will be true and correct in all material respects.

9.3 Representations and warranties by APL

APL represents and warrants to AHL, AWIL, and each of their directors, that all information concerning APT which has formed the basis for the Public Announcements or which is included in a form and context approved by APL in the Merger Proposal Documentation for which APL is responsible is or will be true and correct in all material respects.

9.4 Representations and warranties by AWIL regarding AWPT4

AWIL in its capacity as responsible entity of AWPT4 represents and warrants to AHL, APL, and each of their directors, that all information concerning AWPT4 which has formed the basis for the Public Announcements or which is included in a form and context approved by AWIL in the Merger Proposal Documentation for which AWIL is responsible is or will be true and correct in all material respects.

9.5 Representations and warranties by AWIL regarding AWPT5

AWIL in its capacity as responsible entity of AWPT5 represents and warrants to AHL, APL, and each of their directors, that all information concerning AWPT5 which has formed the basis for the Public Announcements or which is included in a form and context approved by AWIL in the Merger Proposal Documentation for which AWIL is responsible is or will be true and correct in all material respects.

9.6 Indemnity by AHL, APL and AWIL

Each of AHL, APL and AWIL indemnify the others against all liability or loss arising directly or indirectly from, and any costs, charges and expenses incurred in connection with any inaccuracy in or breach of representations and warranties made by it in clauses 9.1 to 9.5.

9.7 Enforceability

For the purposes of the enforcement of this clause 9, each of AHL, APL and AWIL is taken to be acting as agent and trustee on behalf of and for the benefit of each of their directors and each of those directors is to this extent taken to be a party to this deed, and this clause 9 operates as a deed poll in favour of those directors.

10 Limitation of liability of APL

a) Except as expressly provided to the contrary in this deed, APL enters into this deed only in its capacity as responsible entity for APT as provided in this deed and in no other capacity. Other than in respect of a breach of clause 9.1 and subject to paragraph (c) below, a liability arising under or in connection with this deed is limited and can be enforced against APL only to the extent to which it can be satisfied out of property of APT and for which APT is actually indemnified for the liability. This limitation of APL's liability applies despite any other provisions of this deed and extends to all liabilities and obligations of APL in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this deed, any other document in connection with it, or APT.

b) Other than in respect of a breach of clause 9.1, AHL or AWIL may not sue APL in any capacity other than as trustee for APT, including seeking the appointment of a receiver, a liquidator, an administrator or similar person to APL or prove in any liquidation, administration or arrangement of or affecting APL (except in relation to property of APT).

c) The limitation of liability provisions shall not apply to any obligation or liability of APL to the extent that it is not satisfied because, under this deed or any other document in connection with it, or by operation of law, there is a reduction in the extent of APL's indemnification out of the assets of APT, as a result of APL's fraud, negligence or breach of trust.

d) It is also acknowledged that a breach of an obligation imposed on, or a representation or warranty given by, APL under or in connection with this deed or any other document in connection with it will not be considered a breach of trust by APL unless APL has acted with negligence, or without good faith, in relation to the breach.

11 Limitation of liability of AWIL

11.1 AWIL capacity

Except as expressly provided to the contrary in this deed, AWIL enters into this deed only in its capacity as responsible entity for AWPT4 or AWPT5 (as the case may be), as provided in this deed and in no other capacity.

11.2 Limitation of liability in respect of AWPT4

a) Other than in respect of a breach of clause 4.7, 4.8 or clause 9.1 and subject to paragraph (b) below, a liability of AWIL in its capacity as responsible entity of AWPT4 arising under or in connection with this deed is limited and can be enforced against AWIL only to the extent to which it can be satisfied out of property of AWPT4 and for which AWIL is actually indemnified for the liability. This limitation of AWIL's liability applies despite any other provisions of this deed and extends to all liabilities and obligations of AWIL in its capacity as responsible entity of AWPT4 in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this deed, any other document in connection with it, or AWPT4.

b) The limitation of liability provisions in this clause 11.2 shall not apply to any obligation or liability of AWIL to the extent that it is not satisfied because, under this deed or any other document in connection with it, or by operation of law, there is a reduction in the extent of AWIL's indemnification out of the assets of AWPT4, as a result of AWIL's fraud, negligence or breach of trust.

11.3 Limitation of liability in respect of AWPT5

a) Other than in respect of a breach of clause 4.7, 4.8 or clause 9.1 and subject to paragraph (b) below, a liability of AWIL in its capacity as responsible entity of AWPT5 arising under or in connection with this deed is limited and can be enforced against AWIL only to the extent to which it can be satisfied out of property of AWPT5 and for which AWIL is actually indemnified for the liability. This limitation of AWIL's liability applies despite any other provisions of this deed and extends to all liabilities and obligations of AWIL in its capacity as responsible entity of AWPT5 in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this deed, any other document in connection with it, or AWPT5.

b) The limitation of liability provisions in this clause 11.3 shall not apply to any obligation or liability of AWIL to the extent that it is not satisfied because, under this deed or any other document in connection with it, or by operation of law, there is a reduction in the extent of AWIL's indemnification out of the assets of AWPT5, as a result of AWIL's fraud, negligence or breach of trust.

11.4 General

a) Other than in respect of a breach of clause 4.7, 4.8 or clause 9.1, AHL or APL may not sue AWIL in any capacity other than as trustee for AWPT4 or AWPT5 (as the case may be), including seeking the appointment of a receiver, a liquidator, an administrator or similar person to AWIL or prove in any liquidation, administration or arrangement of or affecting AWIL, except in relation to property of AWPT4 or AWPT5 (as the case may be).

b) It is also acknowledged that a breach of an obligation imposed on, or a representation or warranty given by, AWIL under or in connection with this deed or any other document in connection with it will not be considered a breach of trust by AWIL unless AWIL has acted with negligence, or without good faith, in relation to the breach.

12 General

12.1 Announcements

Each party must take all steps applicable to it to meet any requirements of the Corporations Act, Listing Rules, or any direction by ASIC or ASX which relates directly or indirectly to the Merger Proposal (or any part of it) or the Share Scheme and must not release any form of announcement to ASX or make any other announcements in connection with the Merger Proposal or the Share Scheme without first consulting the other parties in relation to the form of the announcement.

12.2 Notices

a) A notice, approval, consent or other communication in connection with this deed must be in writing and left at the address of the addressee, or sent by prepaid ordinary post (airmail if posted to or from a place outside Australia) to the address of the addressee or sent by facsimile to the facsimile number of the addressee specified in the Details or, if the addressee notifies another address or facsimile number, then to that address or facsimile number.

b) A notice, approval, consent or other communication takes effect from the time it is received unless a later time is specified in it.

12.3 Governing law

This deed is governed by the laws in force in the place specified in the Details. Each party irrevocably submits to the exclusive jurisdiction of the courts of that place.

12.4 Prohibition and enforceability

Any provision of, or the application of any provision of, this deed which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

12.5 Waivers

a) Waiver of any right arising from a breach of this deed or arising upon default under this deed must be in writing and signed by the party granting the waiver.

b) A failure or delay in exercise, or partial exercise, of a right arising from a breach of this deed does not result in a waiver of that right.

c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right arising from a breach of this deed or on a default under this deed as constituting a waiver of that right.

d) A party may not rely on any conduct of any other party as a defence to exercise of a right by that other party.

e) This clause 12.5 may not itself be waived except by writing.

12.6 Variation

A variation of any term of this deed must be in writing and signed by the parties.

12.7 Assignment

Rights arising out of or under this deed are not assignable by a party without the prior written consent of the other parties.

12.8 Further assurances

Each party must do all things and execute all further documents necessary to give full effect to this deed.

12.9 Entire agreement

This deed supersedes all previous agreements in respect of its subject matter and embodies the entire agreement between the parties.

12.10 Counterparts

This deed may be executed in counterparts. All counterparts, taken together, constitute one instrument.

12.11 Costs

APL agrees to pay all of the costs and expenses in connection with the Merger Proposal including the Independent Expert, any other expert, adviser or service provider appointed by AHL or APL, reasonable costs incurred by AWIL (including the costs of an expert, adviser or service provider engaged by AWIL and agreed in writing by AHL or APL or appointed in consultation with AHL or APL), the costs of the production of the Merger Proposal Documentation, any applicable stamp duty payable by any party or any Security Holder, and the costs of any other expert, adviser or service provider.

12.12 GST

If either party:

a) is liable to pay GST on a supply made in connection with this agreement; and

b) certifies to the recipient of the supply that it has not priced the supply to include GST,

then the recipient of the supply agrees to pay that party an additional amount equal to the consideration payable for the supply multiplied by the prevailing GST rate.

12.13 Stapling and separate entities

Notwithstanding any other provision of this deed:

a) each of AHL and APT, together with AWPT4 and/or AWPT5 (as the case may be) will remain as separate entities and will be separately admitted to the official list of ASX and SGX notwithstanding that their securities are jointly quoted on ASX and SGX as New Stapled Securities; and

b) APT, AWPT4 and AWPT5 will at all times each be maintained as an Australian unit trust registered as a "managed investment scheme" under the Corporations Act.

12.14 Share Scheme undertakings

Subject to the other provisions of this deed and the Share Scheme, where the Share Scheme becomes effective and contains an undertaking by or an obligation on AHL to procure that APL or AWIL perform an action or satisfy an obligation, APL and AWIL undertake, respectively, to perform that action or satisfy that obligation as the case may be, without the necessity for AHL to make any request or demand for APL or AWIL to do so.

13 Definitions and Interpretation

13.1 Definitions

In this deed, unless the context otherwise requires:

AHL means Australand Holdings Limited (ABN 12 008 443 696).

AHL Constitution means the constitution of AHL (as amended from time to time).

AHL Constitution Amendments means the amendments proposed to be made to the AHL Constitution in the form, or substantially the form, of those marked up on the existing AHL Constitution set out in Annexure E.

AHL Explanatory Statement means the information concerning the AHL General Meeting.

AHL General Meeting means a general meeting of AHL Shareholders convened by AHL to vote on whether to approve the AHL Resolutions.

AHL Resolutions means the resolutions of AHL Shareholders to approve the Merger Proposal, the AHL Constitution Amendments, the Stapling of AWPT4 Units and/or AWPT5 Units to APG Stapled Securities and the making of the Stapling Deed.

AHL Share means a fully paid ordinary share in AHL.

AHL Shareholder means a person registered as the holder of an AHL Share.

APG Entity means AHL or APL or any of their respective Related Bodies Corporate.

APG Explanatory Memorandum means the booklet issued by AHL, APL and AWIL to APG Security Holders relating to the Merger Proposal including the Share Scheme Explanatory Statement, AHL Explanatory Statement, APT Explanatory Statement, AWPT4 PDS and AWPT5 PDS notices of meeting and proxy forms relating to the Share Scheme Meeting, AHL General Meeting and APT Members Meeting and other information (including supplementary information) relating to the Merger Proposal.

APG Option means an option granted to a director or employee of AHL, by AHL to acquire AHL Shares and by APL to acquire APT Units.

APG Register means the register of APG Security Holders maintained by AHL and APL in accordance with section 169 of the Corporations Act.

APG Security Holder means a person registered as the holder of APG Stapled Securities.

APG Stapled Security means an AHL Share and an APT Unit which are jointly quoted on ASX and SGX under the name of Australand Property Group, prior to the Implementation Date.

APL means Australand Property Limited (ABN 90 105 462 137).

Applicable Laws means any one or more or all, as the context requires, of:

a) the Corporations Act and regulations under that Act;

b) the Listing Rules;

c) the AHL Constitution;

d) the APT Constitution;

e) the AWPT4 Constitution;

f) the AWPT5 Constitution; and

g) any practice note, policy statement, class order, declaration, guideline, policy or procedure pursuant to the provisions of which either ASIC or ASX is authorised or entitled to regulate, implement or enforce, either directly or indirectly, the provisions of any of the foregoing statutes, regulations, rules, deeds or agreements or any conduct or proposed conduct of any person pursuant to any such statutes, regulations, rules, deeds or agreements.

APT means Australand Property Trust (ARSN 106 680 424).

APT Constitution means the constitution of APT dated 14 September 2003 (as amended from time to time).

APT Explanatory Statement means the information concerning the APT Members Meeting.

APT Member means an APT Unitholder and the holder of an APG Option.

APT Members Meeting means the general meeting of APT Members convened by APL to vote on whether to approve the APT Resolutions.

APT Resolutions means the resolutions of members of APT to approve the Merger Proposal and the APT Supplemental Deed Poll.

APT Supplemental Deed Poll means the deed poll under which APL will amend the APT Constitution in the form, or substantially the form, of Annexure B.

APT Unit means a fully paid ordinary unit in APT.

APT Unitholder means a person registered as the holder of an APT Unit.

APT Unitholder Arrangements means the arrangements set out in Schedule 1.

ASIC means the Australian Securities and Investments Commission or any replacement or successor authority.

ASTC means ASX Settlement and Transfer Corporation Pty Limited.

ASX means Australian Stock Exchange Limited or the market operated by it, as the context requires.

AWIL means Australand Wholesale Investments Limited (ABN 12 086 673 092).

AWIL Independent Directors means Lyn Shaddock and Sam Kavourakis.

AWPT4 means Australand Wholesale Property Trust No. 4 (ARSN 108 254 413).

AWPT4 Merger Proposal means the arrangement by which APG Security Holders will acquire Restructured AWPT4 Units and AHL Shares, APT Units and Restructured AWPT4 Units and, depending on the outcome of the AWPT5 Merger Proposal, Restructured AWPT5 Units are Stapled to each other as provided for in the Share Scheme, APT Unitholder Arrangements, AWPT4 Unitholder Arrangements and AWPT5 Unitholder Arrangements, following which they will trade together on ASX and SGX as a single New Stapled Security.

AWPT4 Constitution means the constitution of AWPT4 dated 30 September 2002 (as amended from time to time).

AWPT4 Explanatory Statement means the information concerning the AWPT4 Unitholders Meeting.

AWPT4 PDS means the product disclosure statement required under Part 7.9 of the Corporations Act for the issue of Restructured AWPT4 Units under the AWPT4 Merger Proposal.

AWPT4 Preliminary Events means:

a) the Preliminary Events;

b) AWPT4 Unitholders passing the AWPT4 Resolutions; and

c) AWIL obtaining the judicial advice referred to in clause 4.3 as it relates to AWPT4.

AWPT4 Redemption Amount means, for each Restructured AWPT4 Unit redeemed, the following amount (rounded to five decimal places):

$$RA4 = \frac{\$1.17100 + (\$0.00045 \times X)}{SN4}$$

Where:

RA4 = AWPT4 Redemption Amount

X = the number of days from and including 1 October 2005 to but excluding the date of despatch of cheques in payment for the redemption of AWPT4 Units under the AWPT4 Unitholder Arrangements

SN4 = the AWPT4 Subdivision Number

AWPT4 Register means the register of AWPT4 Unitholders maintained by AWIL in accordance with section 169 of the Corporations Act.

AWPT4 Resolutions means the resolutions of AWPT4 Unitholders to approve the AWPT4 Merger Proposal, the AWPT4 Supplemental Deed Poll and the making of the Stapling Deed.

AWPT4 Subdivision Number means the number determined as follows (rounded to five decimal places):

$$SN4 = \frac{Z}{X - Y}$$

Where:

SN4 = AWPT4 Subdivision Number

X = Number of AWPT4 Units on issue on the Stapling Record Date

Y = Number of AWPT4 Units held by Cross-holders on the Stapling Record Date

Z = Number of APG Stapled Securities on issue on the Stapling Record Date

AWPT4 Supplemental Deed Poll means the deed poll under which AWIL will amend the AWPT4 Constitution in the form, or substantially the form, of Annexure C.

AWPT4 Unit means a fully paid ordinary unit in AWPT4, whether an Existing AWPT4 Unit or a Restructured AWPT4 Unit.

AWPT4 Unitholder Arrangements means the arrangements set out in Schedule 2.

AWPT4 Unitholders Meeting means the general meeting of AWPT4 Unitholders convened by AWIL to vote on whether to approve the AWPT4 Resolutions.

AWPT4 Unitholder means the registered holder of an AWPT4 Unit.

AWPT5 means Australand Wholesale Property Trust No. 5 (ARSN 108 254 771).

AWPT5 Merger Proposal means the arrangement by which APG Security Holders will acquire AWPT5 Units and AHL Shares, APT Units and Restructured AWPT5 Units and, depending on the outcome of the AWPT4 Merger Proposal, Restructured AWPT4 Units are Stapled to each other as provided for in the Share Scheme, APT Unitholder Arrangements, AWPT5 Unitholder Arrangements and AWPT4 Unitholder Arrangements, following which they will trade together on ASX and SGX as a single New Stapled Security.

AWPT5 Constitution means the constitution of AWPT5 dated 19 October 2003 (as amended from time to time).

AWPT5 Explanatory Statement means the information concerning the AWPT5 Unitholders Meeting.

AWPT5 PDS means the product disclosure statement required under Part 7.9 of the Corporations Act for the issue of Restructured AWPT5 Units under the AWPT5 Merger Proposal.

AWPT5 Preliminary Events means:

a) the Preliminary Events;

b) AWPT5 Unitholders passing the AWPT5 Resolutions; and

c) AWIL obtaining the judicial advice referred to in clause 4.3 as it relates to AWPT5.

AWPT5 Redemption Amount means, for each Restructured AWPT5 Unit redeemed, the following amount (rounded to five decimal places):

$$RA5 = \frac{\$1.2350 + (\$0.00048 \times X)}{SN5}$$

Where:

RA5 = AWPT5 Redemption Amount

X = the number of days from and including 1 October 2005 to but excluding the date of despatch of cheques in payment for the redemption of AWPT5 Units under the AWPT5 Unitholder Arrangements

SN5 = the AWPT5 Subdivision Number

AWPT5 Register means the register of AWPT5 Unitholders maintained by AWIL in accordance with section 169 of the Corporations Act.

AWPT5 Resolutions means the resolutions of AWPT5 Unitholders to approve the AWPT5 Merger Proposal, the AWPT5 Supplemental Deed Poll and the making of the Stapling Deed.

AWPT5 Subdivision Number means the number determined as follows (rounded to five decimal places):

$$SN5 = \frac{Z}{X - Y}$$

Where:

SN5 = AWPT5 Subdivision Number

X = Number of AWPT5 Units on issue on the Stapling Record Date

Y = Number of AWPT5 Units held by Cross-holders on the Stapling Record Date

Z = Number of APG Stapled Securities on issue on the Stapling Record Date

AWPT5 Supplemental Deed Poll means the deed poll under which AWIL will amend the AWPT5 Constitution in the form, or substantially the form, of Annexure D.

AWPT5 Unit means a fully paid ordinary unit in AWPT5, whether an Existing AWPT5 Unit or a Restructured AWPT5 Unit.

AWPT5 Unitholder means the registered holder of an AWPT5 Unit.

AWPT5 Unitholder Arrangements means the arrangements set out in Schedule 3.

AWPT5 Unitholders Meeting means the general meeting of AWPT5 Unitholders convened by AWIL to vote on whether to approve the AWPT5 Resolutions.

Business Day has the meaning given to that term in the Listing Rules.

Cashout Bank means UBS AG, Australia Branch, or such other entity appointed by AHL and APL as the cashout bank.

CHESS means ASX's Clearing House Electronic Sub-Register System which provides the central register for electronic transfer of share ownership.

Competing Proposal means, in respect of AWPT4 or AWPT5, a proposal which AWIL determines in good faith, based on expert advice, to be (or to be reasonably likely to be) more favourable to AWPT4 Unitholders or AWPT5 Unitholders respectively than the AWPT4 Merger Proposal or AWPT5 Merger Proposal respectively.

Corporations Act means the Corporations Act 2001 (Cwlth).

Court means the Supreme Court of New South Wales.

Court Order means the order of the Court approving the Share Scheme under section 411(4)(b) of the Corporations Act.

Cross-holder means any of AHL, APT or their controlled entities.

Cross-holding means AWPT4 Units or AWPT5 Units held by a Cross-holder.

Effective Date means the date on which an office copy of the Court Order is lodged with ASIC.

Exercise Price means the total exercise price of an APG Option at the date of exercise.

Existing AWPT4 Unit means a fully paid up unit in the issued capital of AWPT4, prior to the Implementation Date.

Existing AWPT5 Unit means a fully paid up unit in the issued capital of AWPT5, prior to the Implementation Date.

Foreign Security Holder means an APG Stapled Security Holder who is a citizen or resident of a jurisdiction outside Australia, New Zealand and Singapore or who is located in or whose address in the APG Register is a place outside Australia, New Zealand and Singapore and their respective external territories, unless AWIL (in consultation with AHL and APL,) is satisfied before the Effective Date that it is not precluded from lawfully issuing securities in AWPT4 or AWPT5 to the APG Stapled Security Holder either unconditionally or after compliance with conditions which AWIL's board (as may be applicable), regards as acceptable and not unduly onerous.

GST has the same meaning as in the GST Law.

GST Law has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999 (Cwlth) and any other Act or regulation relating to the imposition or administration of GST.

Implementation means the implementation of the Merger Proposal.

Implementation Date means the Business Day after the Stapling Record Date, or such other date agreed by the parties prior to the Stapling Record Date.

Independent Expert means BDO Corporate Finance Pty Limited (ABN 91 003 946 030).

Insolvency Event means:

a) an entity becomes unable to pay its debts as and when they fall due;

b) the making of any order, or the passing of any resolution, for the winding up, liquidation or bankruptcy of the entity;

c) the appointment of a provisional liquidator, liquidator, receiver or a receiver and manager to the entity;

d) the appointment of an administrator to the entity; or

e) the entry by an entity into any compromise or arrangement with creditors, other than to give effect to the Merger Proposal.

Listing Rules means the listing rules of ASX, each as amended or replaced from time to time except to the extent of any express written waiver by ASX.

MAS means the Monetary Authority of Singapore.

Material Adverse Change means events or occurrences or matters, other than:

a) those required to be done or procured by AHL, APL or AWIL pursuant to this deed;

b) those disclosed by AHL, APL or AWIL (provided that disclosure of the risk of an event, occurrence or matter happening shall not be a disclosure of an actual event, occurrence or matter that has already occurred); or

c) an actual event, occurrence or matter which is known to AHL, APL or AWIL prior to the date of this deed (which does not include knowledge of the risk of an event, occurrence or matter happening),

which individually, or when aggregated with all such events, occurrences or matters, could reasonably be expected to have a material adverse effect on the assets and liabilities, financial position and performance, business, operations, financial condition (including contingent liabilities), profits and losses or prospects of any of the parties or any of their Related Bodies Corporate or APT, AWPT4 or AWPT5 or on the ability of any of the parties to perform their respective obligations under this deed.

Meeting Date means the date on which the Share Scheme Meeting, the AHL General Meeting, the APT Members Meeting, the AWPT4 Unitholders Meeting and the AWPT5 Unitholders Meeting is held.

Merger Proposal means the AWPT4 Merger Proposal and the AWPT5 Merger Proposal.

Merger Proposal Documentation means all documents produced in relation to the Merger Proposal including this deed, the Stapling Deed, the APG Explanatory Memorandum, AWPT4 Explanatory Statement, AWPT5 Explanatory Statement, the Notices of Meeting, the Share Scheme, the Sale Facility Agreement, proxy forms, affidavits and Court applications in relation to the requirements of Chapter 5 of the Corporations Act and all submissions and correspondence with Regulatory Authorities.

New Stapled Security means an AHL Share, an APT Unit and, if the AWPT4 Merger Proposal is implemented, a Restructured AWPT4 Unit, and if the AWPT5 Merger Proposal is implemented, a Restructured AWPT5 Unit, which are Stapled together and registered in the name of a person.

Notices of Meeting means the notices of meeting in relation to the Share Scheme Meeting, the AHL General Meeting, APT Members Meeting, AWPT4 Unitholders Meeting and AWPT5 Unitholders Meeting.

Preliminary Events means each of the events set out in clause 2.1 of the Share Scheme.

Prescribed Occurrence means (other than required to implement the Merger Proposal) the occurrence of any of the following:

d) AHL converting all or any AHL Shares into a larger or smaller number of shares;

e) AHL resolving to reduce its capital in any way or reclassifying, combining, splitting, redeeming, repurchasing or cancelling directly or indirectly any of its shares;

f) AHL declaring, paying or distributing any part of the profits, capital or assets of AHL other than in the ordinary course of business;

g) AHL issuing or agreeing to issue any AHL Shares other than pursuant to the Australand Property Group distribution reinvestment plan or on exercise of an APG Option;

h) AHL modifying or replacing the AHL Constitution;

i) AHL disposing, or agreeing to dispose, of the whole, or a substantial part, of AHL's business or assets;

j) AHL creating, or agreeing to create, any security interest over the whole, or a substantial part, of AHL's business or assets;

k) APL converting all or any APT Units into a larger or smaller number of units;

l) APL or the APT Members resolving to reduce the capital of APT in any way or reclassifying, combining, splitting, redeeming, repurchasing or cancelling directly or indirectly any APT Units;

m) APL issuing or agreeing to issue any APT Units other than pursuant to the Australand Property Group distribution reinvestment plan or on exercise of an APG Option;

n) APL declaring, paying or distributing any part of the profits, capital or assets of APT other than in the ordinary course of business;

o) APL modifying or replacing the APT Constitution;

p) APL disposing, or agreeing to dispose, of the whole, or a substantial part, of APT's business or assets;

q) APL creating, or agreeing to create, any security interest over the whole, or a substantial part, of APT's business or assets;

r) AWIL converting all or any AWPT4 Units or AWPT5 Units into a larger or smaller number of units;

s) AWIL resolving to reduce the capital of AWPT4 or AWPT5 in any way or reclassifying, combining, splitting, redeeming, repurchasing or cancelling directly or indirectly any AWPT4 Units or AWPT5 Units;

t) AWIL declaring, paying or distributing any part of the profits, capital or assets of AWPT4 or AWPT5;

u) AWIL issuing or agreeing to issue any AWPT4 Units or AWPT5 Units;

v) AWIL modifying or replacing the AWPT4 Constitution or AWPT5 Constitution;

w) AWIL disposing, or agreeing to dispose, of the whole, or a substantial part, of AWPT4 or AWPT5's business or assets;

x) AWIL creating, or agreeing to create, any security interest over the whole, or a substantial part, of AWPT4 or AWPT5's business or assets.

Public Announcements means the announcements to be made by AHL and APL to ASX and SGX (including any investor presentation) on or about the date of execution of this deed.

Registry means Computershare Investor Services Pty Limited.

Regulatory Authority means ASIC, ASX, SGX, MAS or any other governmental or regulatory authority.

Related Body Corporate has the same meaning as in section 9 of the Corporations Act.

Relevant Sale Facility Price means in relation to the APG Stapled Securities which are sold under the Sale Facility, an amount equal to the Sale Price multiplied by the number of APG Stapled Securities belonging to a Foreign Security Holder which were transferred to the Cashout Bank.

Restructured AWPT4 Unit means an AWPT4 Unit after the conversion of each Existing AWPT4 Unit into the AWPT4 Subdivision Number of AWPT4 Units under the AWPT4 Unitholder Arrangements.

Restructured AWPT5 Unit means an AWPT5 Unit after the conversion of each Existing AWPT5 Unit into the AWPT5 Subdivision Number of AWPT5 Units under the AWPT5 Unitholder Arrangements.

Sale Facility means the arrangements which AHL and APL have put in place in order to facilitate the sale of certain Foreign Security Holders' interests in AHL and APT.

Sale Facility Agreement means the agreement between the Cashout Bank, AHL and APL relating to the operation of the Sale Facility.

Sale Price means the average price (net of transaction costs) at which New Stapled Securities held by the Cashout Bank are sold under the Sale Facility.

Second Court Date means the date that the Court makes the Court Order approving the Share Scheme or dismissing AHL's request for approval.

Security Holder means the holder of an AHL Share, APT Unit, AWPT4 Unit or AWPT5 Unit (as applicable).

SGX means Singapore Stock Exchange.

Share Scheme means the scheme of arrangement between AHL and each AHL Shareholder pursuant to section 411 of the Corporations Act in substantially the form set out in Annexure A, together with any amendments and modifications made by the Court under section 411(6) of the Corporations Act.

Share Scheme Explanatory Statement means the information in the explanatory statement required under Part 5.1 of the Corporations Act relating to the Share Scheme.

Share Scheme Meeting means the meeting of AHL Shareholders ordered to be convened by the Court under section 411(1) of the Corporations Act, to consider and, if thought fit, approve the Share Scheme.

Share Scheme Resolution means the resolution to approve the Share Scheme.

Staple means the linking together of an AHL Share, an APT Unit and, if AWPT4 Merger Proposal is implemented, a Restructured AWPT4 Unit, and, if the AWPT5 Merger Proposal is implemented, a Restructured AWPT5 Unit so that one may not be transferred or otherwise dealt with without the other and which are quoted on ASX and SGX jointly as a "Stapled Security" or such other term as ASX or SGX permits.

Stapling Deed means the document titled "Stapling Deed" dated on or about the date of the Second Court Date between AHL, APL in its capacity as responsible entity for APT and AWIL in its capacity as responsible entity for AWPT4 and AWPT5 in the form, or substantially the form, of Annexure F.

Stapling Record Date means 7.00pm (Sydney time) on the fifth Business Day following the Trading Cessation Date, or such other date agreed between the parties on or prior to the fourth Business Day following the Trading Cessation Date and permitted by ASX on or prior to that day.

Trading Cessation Date means the day, on or after the Effective Date, which is announced on ASX as the last day for trading in APG Stapled Securities.

Termination Date means 30 November 2005, or such other date agreed to by the parties prior to that day.

13.2 Corporations Act definitions

Unless otherwise specified in this deed, terms defined in the Corporations Act are used in this deed with the same defined meanings.

13.3 Interpretation

In this deed, unless the context otherwise requires:

a) headings and bold type are for convenience only and do not affect the interpretation of this deed;

b) words importing the singular include the plural and vice versa;

c) words importing a gender include any gender;

d) other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

e) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate or government agency;

f) a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this clause 13.3 implies that performance of part of an obligation constitutes performance of the obligation;

g) a reference to a clause or party is a reference to a clause of, a party to, this deed;

h) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

i) a reference to a party to a document includes that party's successors (including persons taking by novation) and permitted assigns;

j) no provision of this deed will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this deed or that provision;

k) the words "include", "including", "for example" or "such as" are not used as, nor are they to be interpreted as, words of limitation, and, when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

l) a reference to a body, other than a party to this deed (including an institute, association or authority), whether statutory or not:

(i) which ceases to exist; or

(ii) whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or function; and

m) a reference to a statute, ordinance, code or other law or rule includes regulations and other instruments under it and consolidation, amendments, re-enactments or replacement.

EXECUTED AS A DEED

SCHEDULE 1 – APT UNITHOLDER ARRANGEMENTS

1 Sale Facility

If an APT Unitholder is a Foreign Security Holder on the Stapling Record Date, then:

a) all of their APT Units comprised in APG Stapled Securities and registered in their name on the Stapling Record Date will be transferred by APL, on behalf of each such unitholder, to the Cashout Bank on the Stapling Record Date without the need for any further act by the unitholder either in its capacity as AHL Shareholder or APT Unitholder. For the avoidance of doubt, the Cashout Bank will not be acting as a trustee, custodian, nominee or agent in respect of those units (whether for the purpose of distributions to be paid on those units or any sale or transfer of those units or otherwise);

b) each APT Unitholder who is a Foreign Security Holder on the Stapling Record Date consents to that APT Unitholders' AHL Shares comprising the corresponding part of the APG Stapled Securities referred to in paragraph 1(a) above being transferred to the Cashout Bank by APL or AHL on behalf of that APT Unitholder without the need for any further act by the Unitholder either in its capacity as AHL Shareholder or APT Unitholder; and

c) APL and AHL must procure:

   (i) as soon as reasonably practicable after the Implementation Date, the sale by the Cashout Bank of New Stapled Securities it holds as a consequence of acquiring APG Stapled Securities from Foreign Security Holders pursuant to this paragraph 1 under the Sale Facility; and

   (ii) within 30 days of the Implementation Date, the payment of the Relevant Sale Facility Price in respect of a Foreign Security Holder referred to in paragraph 1(a) above by the Cashout Bank to that Foreign Security Holder in consideration for the APG Stapled Securities transferred to the Cashout Bank on behalf of that Foreign Security Holder. The Cashout Bank's obligation to make such payment will be satisfied upon it paying the Relevant Sale Facility Price to the Registry, for payment to the relevant Foreign Security Holder.

2 Capital return to APT Unitholders

On the Implementation Date, APL must make a capital return to APT Unitholders:

a) if both the AWPT4 Merger Proposal and the AWPT5 Merger Proposal are to be implemented, $0.20151;

b) if only the AWPT4 Merger Proposal is to be implemented, $0.13746; and

c) if only the AWPT5 Merger Proposal is to be implemented, $0.05405,

in each case to be applied by APL on behalf of APT Unitholders to acquire Restructured AWPT4 Units and/or Restructured AWPT5 Units (as the case may be) in accordance with paragraph 3 of this schedule 1.

3 Application for Restructured AWPT4 Units and Restructured AWPT5 Units

Each APG Security Holder on the Stapling Record Date authorises and directs APL and AHL to, and APL and AHL must, apply on behalf of that APG Security Holder, the proceeds of the capital return under paragraph 2 of this schedule 1, together with the dividend payable to that person by AHL under the Share Scheme, as follows:

a) if both the AWPT4 Merger Proposal and the AWPT5 Merger Proposal are to be implemented, to AWIL in subscription for the number of Restructured AWPT4 Units and Restructured AWPT5 Units equal, in each case, to the number of APG Stapled Securities held by that APG Security Holder on the Stapling Record Date;

b) if only the AWPT4 Merger Proposal is to be implemented, to AWIL in subscription for the number of Restructured AWPT4 Units equal to the number of APG Stapled Securities held by that APG Security Holder on the Stapling Recording Date; or

c) if only the AWPT5 Merger Proposal is to be implemented, to AWIL in subscription for the number of Restructured AWPT5 Units equal to the number of APG Stapled Securities held by that APG Security Holder on the Stapling Recording Date,

and either APL or AHL may execute any required application forms as agent and attorney for the APG Security Holder, to become a member of either or both AWPT4 or AWPT5 (as the case may be).

The parties acknowledge that a corresponding authorisation and direction is provided to AHL under the Share Scheme with the intention that either APL or AHL may satisfy the obligations under paragraph 3 of this schedule 1 and the corresponding obligation under the Share Scheme.

4 Issue of Restructured AWPT4 Units

If the AWPT4 Merger Proposal is to be implemented, on the Implementation Date and upon receipt by AWIL of:

a) an application by APL or AHL on behalf of APG Security Holders for the allotment and issue of Restructured AWPT4 Units at an issue price of $0.14746 each;

b) together with a cheque for the total issue price,

AWIL must:

c) allot and issue to each APG Security Holder, the number of Restructured AWPT4 Units requested in the application under clause 3; and

d) enter in the AWPT4 Register the name and address of each APG Security Holder as the holder of Restructured AWPT4 Units issued to it.

5 Issue of Restructured AWPT5 Units

If the AWPT5 Merger Proposal is to be implemented, on the Implementation Date and upon receipt by AWIL of:

a) an application by APL or AHL on behalf of APG Security Holders, for the allotment and issue of Restructured AWPT5 Units at an issue price of $0.06405 each;

b) together with a cheque for the total issue price,

AWIL must:

c) allot and issue to each APG Security Holder, the number of Restructured AWPT5 Units requested in the application under clause 3; and

d) enter in the AWPT5 Register the name and address of each APG Security Holder as the holder of Restructured AWPT5 Units issued to it.

6 Delivery to APT Unitholders

The obligation of AWIL to allot and issue the Restructured AWPT4 Units and/or Restructured AWPT5 Units, will be satisfied by APL or AHL dispatching or procuring to despatch to each APG Security Holder concerned by pre-paid post to their address recorded in the APT Register at the Stapling Record Date, a holding statement in relation to that APG Security Holder's entitlement to Restructured AWPT4 Units and Restructured AWPT5 Units. In the case of joint APG Security Holders, the holding statement will be forwarded to the APG Security Holder whose name appears first in the APG Register on the Stapling Record Date.

7 Dealings in APG Stapled Securities

7.1 Last day for dealings in APG Stapled Securities

For the purpose of establishing who is an APT Unitholder on the Stapling Record Date:

a) dealings in APG Stapled Securities that occur on ASX or SGX on or before the close of business on the Effective Date will be recognised provided that:

   (i) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the APG Register as holder of the relevant APG Stapled Securities by 7.00pm (Sydney time) or such other time as ASTC determines on the Stapling Record Date; and

   (ii) in all other cases, if registrable transmission applications or transfers in respect of those dealings are received on or before 5.00pm (Sydney time) on the Stapling Record Date, at the place where the APG Register is kept; and

b) for the purpose of paragraphs 2 to 5 of this schedule 1, on and from the Stapling Record Date:

   (i) the Cashout Bank will be deemed to be the holder of those APT Units comprised in APG Stapled Securities to be transferred to the Cashout Bank under paragraph 1 of this schedule 1; and

   (ii) any holder of those APT Units which are to be transferred under paragraph 1 of this schedule 1 will be deemed to have ceased to be a holder of those APT Units.

7.2 APL's obligations to register

APL must register:

a) any transmission application or transfer received in accordance with paragraph 7.1(a)(ii) of this schedule 1; and

b) each APG Optionholder who exercises APG Options on or before the close of business on the Meeting Date as the holder of the APT Units issued on exercise of such APG Options,

in each case on or before the Stapling Record Date.

7.3 Transfer requests received after Stapling Record Date

APL is not bound to and will not accept for registration or recognise for any purpose any transmission application or transfer in respect of APG Stapled Securities referred to in 7.1(a)(ii) of this schedule 1 received after 5.00pm (Sydney time) on the Stapling Record Date nor any transfer or transmission in respect of dealings in APG Stapled Securities that have occurred on ASX or SGX after the close of business on the Effective Date.

7.4 Maintaining the APG Register

For the purpose of determining entitlements under paragraphs 2 to 5 of this schedule 1, APL will, until the Restructured AWPT4 Units and Restructured AWPT5 Units have been issued, maintain the APG Register in accordance with the provisions of this paragraph 7 and entitlements to be issued Restructured AWPT4 Units and Restructured AWPT5 Units will be determined solely on the basis of the APG Register.

8 Official quotation of New Stapled Securities

8.1 Application for official quotation

APL, AHL and AWIL will together, prior to the Effective Date, apply for official quotation of New Stapled Securities on ASX and SGX, such official quotation to be effective from the first trading day of each exchange after the Effective Date.

8.2 Suspension of trading in APG Stapled Securities

APL and AHL will together apply prior to the Effective Date, for the suspension of trading on ASX and SGX of APG Stapled Securities to the extent that any AHL Share or APT Unit is traded or able to be traded on ASX or SGX as an APG Stapled Security without being Stapled to an AWPT4 Unit and/or an AWPT5 Unit (as the case requires), such suspension is to be effective from the commencement of trading on ASX or SGX (as applicable) on the first trading day of each exchange after the Effective Date.

SCHEDULE 2 – AWPT4 UNITHOLDER ARRANGEMENTS

1 Conversion of AWPT4 Units

On the Implementation Date, AWIL must convert each Existing AWPT4 Unit into the AWPT4 Subdivision Number of Restructured AWPT4 Units. If as a result of that conversion, the number of Restructured AWPT4 Units held by any AWPT4 Unitholder is not a whole number, then that AWPT4 Unitholder shall be registered in respect of the whole number of Restructured AWPT4 Units above the number which that AWPT4 Unitholder would otherwise hold.

2 Redemption of AWPT4 Units

2.1 Redemption and cancellation of AWPT4 Units

On the Implementation Date, following the issue of Restructured AWPT4 Units to APG Security Holders in accordance with paragraph 4 of schedule 1 and the Share Scheme, AWIL must redeem and cancel all Restructured AWPT4 Units (other than those issued under paragraph 4 of schedule 1 and the Share Scheme and any Cross-holding) for the AWPT4 Redemption Amount per Restructured AWPT4 Unit.

2.2 Amount payable on redemption

The amount payable by AWIL to an AWPT4 Unitholder whose AWPT4 Units are redeemed under paragraph 2.1 of this schedule 2 is equal to the number of Restructured AWPT4 Units of that AWPT4 Unitholder so redeemed multiplied by the AWPT4 Redemption Amount, with the total rounded down to the nearest whole cent.

2.3 Payment of redemption amounts

AWIL musts despatch or cause to be despatched a cheque for the redemption amount payable to each AWPT4 Unitholder no later than five Business Days after the Implementation Date.

3 Dealings in AWPT4 Units

3.1 Last day for dealings in AWPT4 Units

For the purpose of establishing who is an AWPT4 Unitholder on the Stapling Record Date, dealing in AWPT4 Units on or before the close of business on the Effective Date will be recognised if registrable transmission applications or transfers in respect of those dealings are received on or before 5.00pm (Sydney time) on the Stapling Record Date, at the place where the AWPT4 Register is kept.

3.2 AWIL's obligations to register

AWIL must register any transmission application or transfer received in accordance with paragraph 3.1 of this schedule 2 on or before the Stapling Record Date. For the avoidance of doubt, AWIL must also register the conversion of Existing AWPT4 Units into Restructured AWPT4 Units in accordance with paragraph 1 of this schedule 2 and the issue of Restructured AWPT4 Units to APG Security Holders under paragraph 4 of schedule 1 and the Share Scheme.

3.3 Transfer requests received after Stapling Record Date

AWIL is not bound to and will not accept for registration or recognise for any purpose any transmission application or transfer in respect of AWPT4 Units referred to in paragraph 3.1 of this schedule 2 received after 5.00pm (Sydney time) on the Stapling Record Date.

3.4 Maintaining the AWPT4 Register

For the purpose of determining entitlements under paragraphs 1 and 2 of this schedule 2, AWIL will, until the relevant Restructured AWPT4 Units have been redeemed and cancelled, maintain the AWPT4 Register in accordance with the provisions of this paragraph 3, and entitlements to redeem and cancel Restructured AWPT4 Units will be determined solely on the basis of the AWPT4 Register.

SCHEDULE 3 – AWPT5 UNITHOLDER ARRANGEMENTS

1 Conversion of AWPT5 Units

On the Implementation Date, AWIL must convert each Existing AWPT5 Unit into the AWPT5 Subdivision Number of Restructured AWPT5 Units. If as a result of that conversion, the number of Restructured AWPT5 Units held by any AWPT5 Unitholder is not a whole number, then that AWPT5 Unitholder shall be registered in respect of the whole number of Restructured AWPT5 Units above the number which that AWPT5 Unitholder would otherwise hold.

2 Redemption of AWPT5 Units

2.1 Redemption and cancellation of AWPT5 Units

On the Implementation Date, following the issue of Restructured AWPT5 Units to APG Security Holders in accordance with paragraph 5 of schedule 1 and the Share Scheme, AWIL must redeem and cancel all Restructured AWPT5 Units (other than those issued under paragraph 5 of schedule 1 and the Share Scheme and any Cross-holding) for the AWPT5 Redemption Amount per Restructured AWPT5 Unit.

2.2 Amount payable on redemption

The amount payable by AWIL to an AWPT5 Unitholder whose AWPT5 Units are redeemed under paragraph 2.1 of this schedule 3 is equal to the number of Restructured AWPT5 Units of that AWPT5 Unitholder so redeemed multiplied by the AWPT5 Redemption Amount, with the total rounded down to the nearest whole cent.

2.3 Payment of redemption amounts

AWIL must despatch or cause to be despatched a cheque for the redemption amount payable to each AWPT5 Unitholder no later than five Business Days after the Implementation Date.

3 Dealings in AWPT5 Units

3.1 Last day for dealings in AWPT5 Units

For the purpose of establishing who is an AWPT5 Unitholder on the Stapling Record Date, dealing in AWPT5 Units on or before the close of business on the Effective Date will be recognised if registrable transmission applications or transfers in respect of those dealings are received on or before 5.00pm (Sydney time) on the Stapling Record Date, at the place where the AWPT5 Register is kept.

3.2 AWIL's obligations to register

AWIL must register any transmission application or transfer received in accordance with paragraph 3.1 of this schedule 3 on or before the Stapling Record Date. For the avoidance of doubt, AWIL must also register the conversion of Existing AWPT5 Units into Restructured AWPT5 Units in accordance with paragraph 1 of this schedule 3 and the issue of Restructured AWPT5 Units to APG Security Holders under paragraph 5 of schedule 1 and the Share Scheme.

3.3 Transfer requests received after Stapling Record Date

AWIL is not bound to and will not accept for registration or recognise for any purpose any transmission application or transfer in respect of AWPT5 Units referred to in paragraph 3.1 of this schedule 3 received after 5.00pm (Sydney time) on the Stapling Record Date.

3.4 Maintaining the AWPT5 Register

For the purpose of determining entitlements under paragraphs 1 and 2 of this schedule 3, AWIL will, until the relevant Restructured AWPT5 Units have been redeemed and cancelled, maintain the AWPT5 Register in accordance with the provisions of this paragraph 3, and entitlements to redeem and cancel Restructured AWPT5 Units will be determined solely on the basis of the AWPT5 Register.

ANNEXURES

Annexure A - Share Scheme

Annexure B - APT Supplemental Deed Poll

Annexure C - AWPT4 Supplemental Deed Poll

Annexure D - AWPT5 Supplemental Deed Poll

Annexure E - Replacement AHL Constitution

Annexure F - Stapling Deed

82 - 4507


APPENDIX
B

Share Scheme

Appendix B

SHARE SCHEME

Scheme of Arrangement pursuant to section 411 of the Corporations Act 2001 (Cwlth) between Australand Holdings Limited (ABN 12 008 443 696) and each AHL Shareholder

1 Preliminary

1.1 Incorporation of AHL

AHL is a public company incorporated in Australia and has its registered office at Level 3, 1C Homebush Bay Drive, Rhodes, NSW, 2138.

1.2 Share capital of AHL

As at 11 August 2005, there are:

(a) 872,870,322 AHL Shares; and

(b) 2,173,250 APG Options,

on issue.

1.3 Current quotation of AHL securities

AHL is a company admitted to the ASX and SGX official list. AHL Shares were Stapled to APT Units under a scheme of arrangement on 19 November 2003 and together, are quoted on the stock market conducted by ASX and SGX as APG Stapled Securities.

1.4 Agreement by parties to implement Share Scheme

The Parties have agreed by executing and delivering the Implementation Deed to implement this Share Scheme, and the steps contemplated to follow the implementation of this Share Scheme, to the extent those steps are required to be implemented by each of them.

2 Conditions precedent

2.1 Conditions precedent

The conditions precedent to this Share Scheme are:

a) AHL, APL and AWIL receiving on terms acceptable to them, as the case may be:

   (i) from ASX and ASIC, all waivers from the Listing Rules or relief from the provisions of the Corporations Act which are required for the implementation of the Share Scheme; and

   (ii) from third parties, all other approvals which are required for the implementation of the Share Scheme or Merger Proposal;

b) the approval by ASX and SGX of the admission of AWPT4 and/or AWPT5 to the ASX and SGX official list, and AHL Shares, APT Units and AWPT4 Units and/or AWPT5 Units being approved for official quotation by ASX and SGX as part of a New Stapled Security, conditional only on:

   (i) AHL, APL and AWIL providing to ASX the information required by Appendix 1A of the Listing Rules; and

   (ii) the issue of Restructured AWPT4 Units and Restructured AWPT5 Units;

c) no Regulatory Authority or judicial entity or authority taking any action or making any preliminary or final order or decree (or commencing or threatening to do so) which restrains or prohibits the implementation of the Share Scheme or Merger Proposal;

d) the Share Scheme Resolution being passed;

e) the AHL Resolutions being passed;

f) the APT Resolutions being passed;

g) the AWPT4 Resolutions being passed and/or the AWPT5 Resolutions being passed;

h) amendment of the AHL Constitution in the terms contemplated in the AHL Resolutions;

i) amendment of the APT Constitution in the terms contemplated in the APT Resolutions in the manner required by section 601GC of the Corporations Act;

j) if the AWPT4 Resolutions are passed, amendment of the AWPT4 Constitution in the terms contemplated in the AWPT4 Resolutions in the manner required by section 601GC of the Corporations Act;

k) if the AWPT5 Resolutions are passed, amendment of the AWPT5 Constitution in the terms contemplated in the AWPT5 Resolutions in the manner required by section 601GC of the Corporations Act;

l) the Court approving this Share Scheme under section 411(4)(b) of the Corporations Act; and

m) the Court giving judicial advice to APL in the terms set out in clause 3.2(b) and clause 3.3 of the Implementation Deed;

n) the Court giving judicial advice to AWIL in the terms set out in clause 4.2(a)(iii) and clause 4.3 of the Implementation Deed (but this condition ceases to apply if the AWPT4 Resolutions are not passed);

o) the Court giving judicial advice to AWIL in the terms set out in clause 4.2(b)(iii) and clause 4.3 of the Implementation Deed (but this condition ceases to apply if the AWPT5 Resolutions are not passed);

p) one of the following events occurs:

(i) a notice in writing is issued by or on behalf of the Treasurer of the Commonwealth of Australia stating that the Commonwealth Government does not object to the Merger Proposal; or

(ii) the Treasurer of the Commonwealth of Australia is or becomes precluded from making an order in respect of the Merger Proposal under the Foreign Acquisitions and Takeovers Act 1975 (Cth); and

q) the Implementation Deed not having been terminated prior to the Court making the Court Order.

2.2 Effect of conditions precedent

If each condition precedent in clause 2.1 is not satisfied on or before the Second Court Date the provisions of this Share Scheme do not operate.

2.3 Certificate

Should the Court require, AHL will provide to the Court on or before the Second Court Date a certificate, or such other evidence as the Court requests, confirming whether or not the conditions precedent to this Share Scheme set out in clause 2.1 have been satisfied.

3 The Share Scheme

3.1 Lodgment of Court Orders with ASIC

AHL will lodge with ASIC an office copy of the Court Order in relation to this Share Scheme pursuant to section 411(4)(b) of the Corporations Act as soon as practicable after the making of the Court Order.

3.2 Sale Facility

If an AHL Shareholder is a Foreign Security Holder on the Stapling Record Date, then:

a) all of their AHL Shares comprising a part of their APG Stapled Securities and registered in their name on the Stapling Record Date will be transferred, without unstapling the AHL Shares from the APT Units, by AHL, on behalf of each such shareholder, to the Cashout Bank on the Stapling Record Date without the need for any further act by the shareholder (either in its capacity as AHL Shareholder or APT Unitholder). For the avoidance of doubt, the Cashout Bank will not be acting as a trustee, custodian, nominee or agent in respect of those shares (whether for the purpose of distributions to be paid on those shares or any sale or transfer of those shares or otherwise);

b) each AHL Shareholder who is a Foreign Security Holder on the Stapling Record Date consents to that AHL Shareholder's APT Units comprising the corresponding part of the APG Stapled Securities referred to in clause 3.2(a) above being transferred to the Cashout Bank by AHL on behalf of each such shareholder without the need for any further act by the shareholder (either in its capacity as AHL Shareholder or APT Unitholder); and

c) AHL must procure:

(i) as soon as reasonably practicable after the Implementation Date, the sale by the Cashout Bank of New Stapled Securities it holds as a consequence of acquiring the APG Stapled Securities from Foreign Security Holders pursuant to this clause 3.2 under the Sale Facility; and

(ii) within 30 days of the Implementation Date, the payment of the Relevant Sale Facility Price to the Foreign Security Holder in consideration for the APG Stapled Securities transferred to the Cashout Bank on behalf of that Foreign Security Holder.

3.3 Dividend to AHL Shareholders

On the Implementation Date, AHL must pay a dividend of $0.01 per AHL Share. That dividend is to be applied by AHL on behalf of AHL Shareholders on the Stapling Record Date in applying for Restructured AWPT4 Units and/or Restructured AWPT5 Units as the case may be in accordance with clause 3.4.

3.4 Application for Restructured AWPT4 Units and Restructured AWPT5 Units

Each AHL Shareholder on the Stapling Record Date authorises and directs AHL to, and AHL must, apply or procure the application by APL on behalf of that APG Security Holder, the proceeds of the dividend payable to that person by AHL under the Share Scheme together with the proceeds of the capital return under paragraph 2 of schedule 1 of the Implementation Deed, as follows:

b) if only the AWPT4 Merger Proposal is to be implemented, to AWIL in subscription for the number of Restructured AWPT4 Units equal to the number of APG Stapled Securities held by that APG Security Holder on the Stapling Record Date; or

c) if only the AWPT5 Merger Proposal is to be implemented, to AWIL in subscription for the number of Restructured AWPT5 Units equal to the number of APG Stapled Securities held by that APG Security Holder on the Stapling Recording Date,

and either AHL or APL may execute any required application forms as agent and attorney for the AHL Shareholder, to become a member of either or both AWPT4 or AWPT5 (as the case may be).

The parties acknowledge that a corresponding authorisation and direction is provided to APL under the APL Unitholder Arrangements with the intention that either APL or AHL may satisfy the obligations under this clause 3.4 and the corresponding obligation under the APT Unitholder Arrangements. These obligations are not intended to be satisfied more than once.

3.5 Issue of Restructured AWPT4 Units

If the AWPT4 Merger Proposal is to be implemented, on the Implementation Date and upon receipt by AWIL of:

a) an application by APL or AHL on behalf of AHL Shareholders for the allotment and issue of Restructured AWPT4 Units at an issue price of $0.14746 each;

b) together with a cheque for the total issue price,

AHL must procure that AWIL:

c) allots and issues to each AHL Shareholder, the number of Restructured AWPT4 Units requested in the application under clause 3; and

d) enter in the AWPT4 Register the name and address of each AHL Shareholder as the holder of Restructured AWPT4 Units issued to it.

3.6 Issue of Restructured AWPT5 Units

If the AWPT5 Merger Proposal is to be implemented, on the Implementation Date and upon receipt by AWIL of:

a) an application by APL or AHL on behalf of AHL Shareholders, for the allotment and issue of Restructured AWPT5 Units at an issue price of $0.06405 each;

b) together with a cheque for the total issue price,

AHL must procure that AWIL:

c) allots and issues to each AHL Shareholder, the number of Restructured AWPT5 Units requested in the application under clause 3; and

d) enter in the AWPT5 Register the name and address of each AHL Shareholder as the holder of Restructured AWPT5 Units issued to it.

3.7 Delivery to AHL Shareholders

The obligation of AHL to procure that AWIL allots and issues the Restructured AWPT4 Units and/or Restructured AWPT5 Units, will be satisfied by APL or AHL dispatching or procuring to despatch to each AHL Shareholder concerned by pre-paid post to their address recorded in the APG Register at the Stapling Record Date, a holding statement in relation to that AHL Shareholder's entitlement to Restructured AWPT4 Units and Restructured AWPT5 Units. In the case of joint AHL Shareholders, the holding statement will be forwarded to the AHL Shareholder whose name appears first in the APG Register on the Stapling Record Date.

3.8 Agreement to be bound

From the time that the Share Scheme takes effect as a result of clause 3.1, each AHL Shareholder on the Stapling Record Date agrees that:

a) on and from the Implementation Date, if the AWPT4 Merger Proposal is implemented, it will be a holder of AWPT4 Units and will be bound by the provisions of the AWPT4 Constitution;

b) on and from the Implementation Date, if the AWPT5 Merger Proposal is implemented, it will be a holder of AWPT5 Units and will be bound by the provisions of the AWPT5 Constitution;

c) from the first trading day after the Effective Date, AHL Shares may only be transferred if there is a simultaneous transfer of the same number of APT Units and, if the AWPT4 Merger Proposal is implemented, AWPT4 Units, and if the AWPT5 Merger Proposal is implemented, AWPT5 Units, to the same transferee in accordance with the AHL Constitution.

4 Entitlement to participate and dealings in AHL Shares

4.1 Entitlement to participate

Each person who is an AHL Shareholder on the Stapling Record Date, and only those AHL Shareholders, will be entitled to participate in this Share Scheme.

4.2 Recognised dealings

For the purposes of determining who is an AHL Shareholder on the Stapling Record Date:

a) dealings in APG Stapled Securities that occur on ASX or SGX on or before the close of business on the relevant exchange on the Effective Date will be recognised provided that:

   (i) in the case of dealings of the type effected using CHESS, the transferee is registered in the APG Register as holder of the relevant APG Stapled Securities by 7.00pm (Sydney time) or such other time as ASTC may determine on the Stapling Record Date; and

   (ii) in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before 5.00pm (Sydney time) on the Stapling Record Date at the place where the APG Register is kept;

b) for the purposes of clauses 3.3 to 3.6, on and from the Stapling Record Date:

   (i) the Cashout Bank will be deemed to be the holder of AHL Shares comprising a part of APG Stapled Securities that are sold and transferred to the Cashout Bank under clause 3.2 of this Share Scheme; and

   (ii) any holder of those AHL Shares which are to be transferred under clause 3.2 of this Share Scheme will be deemed to have ceased to be a holder of those AHL Shares.

4.3 AHL's obligation to register

AHL must register:

a) any transmission application or transfer received in accordance with clause 4.2(a)(ii); and

b) each APG Optionholder who exercises APG Options on or before the close of business on the Meeting Date as the holder of the AHL Shares issued on exercise of such APG Options,

in each case on or before the Stapling Record Date.

4.4 Transfer request received after Stapling Record Date

AHL is not bound to and will not accept for registration or recognise for any purpose any transmission application or transfer in respect of APG Stapled Securities referred to in clause 4.2(a)(ii) received after 5.00pm (Sydney time) on the Stapling Record Date nor any transfer or transmission in respect of a dealing in APG Stapled Securities that occurred on the ASX or SGX after the close of business on the Effective Date.

4.5 Maintaining the APG Register

For the purpose of determining entitlements to participate in this Share Scheme, AHL will, until the Restructured AWPT4 Units and/or Restructured AWPT5 Units have been issued under clauses 3.5 and 3.6 respectively, maintain the APG Register in accordance with the provisions of this clause 4 and entitlements to participate in this Share Scheme will be determined solely on the basis of the APG Register.

5 Actions regarding quotation of New Stapled Securities

5.1 Application for official quotation

AHL will and AHL must procure that APL and AWIL will, together with AHL, prior to the Effective Date, apply for official quotation of New Stapled Securities on ASX and SGX, such official quotation to be effective from the first trading day of each exchange after the Effective Date.

5.2 Suspension of trading in APG Stapled Securities

AHL will and AHL must procure that APL will together with AHL, apply prior to the Effective Date, for the suspension of trading on ASX and SGX of APG Stapled Securities to the extent that any AHL Share or APT Unit is traded or able to be traded on ASX or SGX as an APG Stapled Security without being Stapled to an AWPT4 Unit and/or AWPT5 Unit (as the case requires), such suspension to be effective from the commencement of trading on ASX or SGX (as applicable) on the first trading day of the relevant exchange after the Effective Date.

6 General provisions

6.1 AHL to act on behalf of AHL Shareholders

Each AHL Shareholder, without the need for any further act, appoints AHL and any of its directors or officers separately as its attorney and agent for the purposes of executing any document necessary or taking any other act necessary to give effect to this Share Scheme including, but not limited to:

a) applying for Restructured AWPT4 Units and agreeing to become a member of AWPT4;

b) applying for Restructured AWPT5 Units and agreeing to become a member of AWPT5;

c) executing a master share transfer form on behalf of all those persons who are Foreign Security Holders on the Stapling Record Date under which all AHL Shares and all APT Units held by such Foreign Security Holders will be transferred to the Cashout Bank;

d) consenting to the entry of the name and address of each AHL Shareholder (other than a Foreign Security Holder) in the AWPT4 Register in respect of the Restructured AWPT4 Units and/or in the AWPT5 Register in respect of the Restructured AWPT5 Units as relevant;

e) agreeing on behalf of each AHL Shareholder (other than a Foreign Security Holder) for that AHL Shareholder to be bound by the AWPT4 Constitution and/or the AWPT5 Constitution as relevant; and

f) executing on behalf of the AHL Shareholder an agreement in writing to be bound by the Replacement AHL Constitution as described in the APG Explanatory Memorandum, to the extent that it increases or imposes restrictions on the right to transfer the AHL Shares held by that AHL Shareholder at the date of the alteration and in this regard AHL may execute one such agreement on behalf of all AHL Shareholders. In the absence of execution of any agreement in writing, each AHL Shareholder agrees that this Share Scheme constitutes their agreement in writing.

6.2 Further assurances

AHL will execute documents and do all things and acts necessary or expedient in order to implement the Share Scheme.

6.3 Authority of AHL

Each AHL Shareholder consents to AHL doing all things necessary or expedient for or incidental to the implementation of this Share Scheme.

6.4 Share Scheme binding

This Share Scheme binds AHL and all AHL Shareholders from time to time (including those who do not attend the Share Scheme Meeting to approve the Share Scheme or do not vote at that meeting or who vote against the Share Scheme).

6.5 Notices

Where a notice, transfer, transmission application or other communication referred to in this Share Scheme is sent by post to AHL, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at AHL's registered office or the Registry as the case may be.

6.6 Alterations and conditions

AHL may, with the consent of APT and AWIL, by its counsel, consent on behalf of all persons concerned to any modification of or amendment to the Share Scheme which the Court thinks fit to impose.

6.7 End date

This Share Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 30 November 2005, or such later date approved by AHL, APL and AWIL and announced on ASX on or before that day.

6.8 Notifications

Except for an AHL Shareholder's tax file number, any instruction or notification between an AHL Shareholder and AHL relating to AHL Shares at the Stapling Record Date (including, without limitation, any instruction relating to the payment of dividends or to communications from AHL) will from the Implementation Date be deemed to be a similar instruction or notification to AWIL in respect of AWPT4 Units and AWPT5 Units issued to AHL Shareholders until that instruction or notification is revoked or amended in writing and addressed to AHL or AWIL. An AHL Shareholder's tax file number will be notified by AHL to AWIL and may be used by AWIL where permitted by law or a regulatory authority.

6.9 Governing Law

The governing law of this Share Scheme is the law in force in the State of New South Wales.

7 Definitions and interpretation

7.1 Definitions

In this Share Scheme, unless the context otherwise requires:

AHL means Australand Holdings Limited (ABN 12 008 443 696).

AHL Constitution means the constitution of AHL (as amended from time to time).

AHL Constitution Replacement means the replacement AHL Constitution.

AHL General Meeting means a general meeting of AHL Shareholders convened by AHL to vote on whether to approve the AHL Resolutions.

AHL Resolutions means the resolutions of AHL Shareholders to approve the Merger Proposal, the AHL Constitution Replacement, the Stapling of AWPT4 Units and/or AWPT5 Units to APG Stapled Securities and the making of the Stapling Deed.

AHL Share means a fully paid ordinary share in AHL.

AHL Shareholder means a person registered as the holder of an AHL Share.

APG Explanatory Memorandum means the booklet issued by AHL, APL and AWIL to APG Security Holders relating to the Merger Proposal including the Share Scheme Explanatory Statement, AHL Explanatory Statement, APT Explanatory Statement, AWPT4 PDS and AWPT5 PDS notices of meeting and proxy forms relating to the Share Scheme Meeting, AHL General Meeting and APT Members Meeting and other information (including supplementary information) relating to the Merger Proposal.

APG Option means an option granted to a director or employee of AHL, by AHL to acquire AHL Shares and by APL to acquire APT Units.

APG Optionholder means a holder of an APG Option.

APG Register means the register of APG Security Holders maintained by AHL and APL in accordance with section 169 of the Corporations Act.

APG Security Holder means a person registered as the holder of APG Stapled Securities.

APG Stapled Security means an AHL Share and an APT Unit which are jointly quoted on ASX and SGX under the name of Australand Property Group, prior to the Implementation Date.

APL means Australand Property Limited (ABN 90 105 462 137).

APT means Australand Property Trust (ARSN 106 680 424).

APT Constitution means the constitution of APT dated 14 September 2003 (as amended from time to time).

APT Member means an APT Unitholder and the holder of an APG Option.

APT Members Meeting means the general meeting of APT Members convened by APL to vote on whether to approve the APT Resolutions.

APT Resolutions means the resolutions of members of APT to approve the Merger Proposal and the APT Supplemental Deed Poll.

APT Supplemental Deed Poll means the deed poll under which APL will amend the APT Constitution in the form, or substantially the form, of Annexure B of the Implementation Deed.

APT Unit means a fully paid ordinary unit in APT.

APT Unitholder means a person registered as the holder of an APT Unit.

APT Unitholder Arrangements means the arrangements set out in Schedule 1.

ASIC means the Australian Securities and Investments Commission or any replacement or successor authority.

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 48 008 504 532).

ASX means Australian Stock Exchange Limited or the market operated by it, as the context requires.

AWIL means Australand Wholesale Investments Limited (ABN 12 086 673 092).

AWPT4 means Australand Wholesale Property Trust No. 4 (ARSN 108 254 413).

AWPT4 Constitution means the constitution of AWPT4 dated 30 September 2002 (as amended from time to time).

AWPT4 Merger Proposal means the arrangement by which APG Security Holders will acquire Restructured AWPT4 Units and, depending on the outcome of the AWPT5 Merger Proposal, Restructured AWPT5 Units, are Stapled to each other as provided for in the Share Scheme, APT Unitholder Arrangements, AWPT4 Unitholder Arrangements and AWPT5 Unitholder Arrangements, following which they will trade together on ASX and SGX as a single New Stapled Security.

AWPT4 PDS means the product disclosure statement required under Part 7.9 of the Corporations Act for the issue of Restructured AWPT4 Units under the AWPT4 Merger Proposal.

AWPT4 Register means the register of AWPT4 Unitholders maintained by AWIL in accordance with section 169 of the Corporations Act.

AWPT4 Resolutions means the resolutions of AWPT4 Unitholders to approve the AWPT4 Merger Proposal and the AWPT4 Supplemental Deed Poll.

AWPT4 Subdivision Number means the number determined as follows (rounded to five decimal places):

$$SN4 = \frac{Z}{X - Y}$$

Where:

SN4 = AWPT4 Subdivision Number

X = Number of AWPT4 Units on issue on the Stapling Record Date

Y = Number of AWPT4 Units held by Cross-holders on the Stapling Record Date

Z = Number of APG Stapled Securities on issue on the Stapling Record Date

AWPT4 Supplemental Deed Poll means the deed poll under which AWIL will amend the AWPT4 Constitution in the form, or substantially the form, of Annexure C of the Implementation Deed.

AWPT4 Unit means a fully paid ordinary unit in AWPT4, whether an Existing AWPT4 Unit or a Restructured AWPT4 Unit.

AWPT4 Unitholder Arrangements means the arrangements set out in Schedule 2.

AWPT4 Unitholders Meeting means the general meeting of AWPT4 Unitholders convened by AWIL to vote on whether to approve the AWPT4 Resolutions.

AWPT4 Unitholder means the registered holder of an AWPT4 Unit.

AWPT5 means Australand Wholesale Property Trust No. 5 (ARSN 108 254 771).

AWPT5 Constitution means the constitution of AWPT5 dated 19 October 2003 (as amended from time to time).

AWPT5 Merger Proposal means the arrangement by which APG Security Holders will acquire Restructured AWPT5 Units and, depending on the outcome of the AWPT4 Merger Proposal, Restructured AWPT4 Units, are Stapled to each other as provided for in the Share Scheme, APT Unitholder Arrangements, AWPT5 Unitholder Arrangements and AWPT4 Unitholder Arrangements, following which they will trade together on ASX and SGX as a single New Stapled Security.

AWPT5 PDS means the product disclosure statement required under Part 7.9 of the Corporations Act for the issue of Restructured AWPT5 Units under the AWPT5 Merger Proposal.

AWPT5 Register means the register of AWPT5 Unitholders maintained by AWIL in accordance with section 169 of the Corporations Act.

AWPT5 Resolutions means the resolutions of AWPT5 Unitholders to approve the AWPT5 Merger Proposal and the AWPT5 Supplemental Deed Poll.

AWPT5 Subdivision Number means the number determined as follows (rounded to five decimal places):

$$SN5 = \frac{Z}{X - Y}$$

Where:

SN5 = AWPT5 Subdivision Number

X = Number of AWPT5 Units on issue on the Stapling Record Date

Y = Number of AWPT5 Units held by Cross-holders on the Stapling Record Date

Z = Number of APG Stapled Securities on issue on the Stapling Record Date

AWPT5 Supplemental Deed Poll means the deed poll under which AWIL will amend the AWPT5 Constitution in the form, or substantially the form, of Annexure D of the Implementation Deed.

AWPT5 Unit means a fully paid ordinary unit in AWPT5, whether an Existing AWPT5 Unit or a Restructured AWPT5 Unit.

AWPT5 Unitholder means the registered holder of an AWPT5 Unit.

AWPT5 Unitholder Arrangements means the arrangements set out in Schedule 3.

AWPT5 Unitholders Meeting means the general meeting of AWPT5 Unitholders convened by AWIL to vote on whether to approve the AWPT5 Resolutions.

Business Day has the meaning given to that term in the Listing Rules.

Cashout Bank means UBS AG, Australia Branch, or such other entity appointed by AHL and APL as the cashout bank.

CHESS means ASX's Clearing House Electronic Sub-Register System which provides the central register for electronic transfer of share ownership.

Corporations Act means the Corporations Act 2001 (Cwlth).

Court means the Supreme Court of New South Wales.

Court Order means the order of the Court approving the Share Scheme under section 411(4)(b) of the Corporations Act.

Cross-holder means any of AHL, APT or their controlled entities.

Effective Date means the date on which an office copy of the Court Order is lodged with ASIC.

Existing AWPT4 Unit means a fully paid up unit in the issued capital of AWPT4, prior to the Implementation Date.

Existing AWPT5 Unit means a fully paid up unit in the issued capital of AWPT5, prior to the Implementation Date.

Foreign Security Holder means an APG Stapled Security Holder who is a citizen or resident of a jurisdiction outside Australia, New Zealand and Singapore or who is located in or whose address in the APG Register is a place outside Australia, New Zealand and Singapore and their respective external territories, unless AWIL (in consultation with AHL and APL,) is satisfied before the Effective Date that it is not precluded from lawfully issuing securities in AWPT4 or AWPT5 to the APG Stapled Security Holder either unconditionally or after compliance with conditions which AWIL's board (as may be applicable), regards as acceptable and not unduly onerous.

Implementation Date means the Business Day after the Stapling Record Date, or such other date agreed by the parties prior to the Stapling Record Date.

Implementation Deed means the deed so entitled, between AHL, APL as responsible entity for APT and AWIL as responsible entity for AWPT4 and AWPT5, dated 27 July 2005, as amended from time to time.

Listing Rules means the listing rules of ASX, each as amended or replaced from time to time except to the extent of any express written waiver by ASX.

MAS means the Monetary Authority of Singapore.

Meeting Date means the date on which the Share Scheme Meeting, the AHL General Meeting, the APT Members Meeting, the AWPT4 Unitholders Meeting and the AWPT5 Unitholders Meeting is held.

Merger Proposal means the AWPT4 Merger Proposal and the AWPT5 Merger Proposal.

New Stapled Security means an AHL Share, an APT Unit and, if the AWPT4 Merger Proposal is implemented, a Restructured AWPT4 Unit, and if the AWPT5 Merger Proposal is implemented, a Restructured AWPT5 Unit, which are Stapled together and registered in the name of a person.

Parties means the parties to the Implementation Deed.

Registry means Computershare Investor Services Pty Limited.

Regulatory Authority means ASIC, ASX, SGX, MAS or any other governmental or regulatory authority.

Relevant Sale Facility Price means in relation to the APG Stapled Securities of a Foreign Security Holder which are sold under the Sale Facility, an amount equal to the Sale Price multiplied by the number of APG Stapled Securities belonging to that Foreign Security Holder which were transferred to the Cashout Bank.

Restructured AWPT4 Unit means an AWPT4 Unit after the conversion of each Existing AWPT4 Unit into the AWPT4 Subdivision Number of AWPT4 Units under the AWPT4 Unitholder Arrangements.

Restructured AWPT5 Unit means an AWPT5 Unit after the conversion of each Existing AWPT5 Unit into the AWPT5 Subdivision Number of AWPT5 Units under the AWPT5 Unitholder Arrangements.

Sale Facility means the arrangements which AHL and APL have put in place in order to facilitate the sale of certain Foreign Security Holders' interests in AHL and APT.

Sale Price means the average price (net of transaction costs) at which New Stapled Securities held by the Cashout Bank are sold under the Sale Facility.

Second Court Date means the date that the Court makes the Court Order approving the Share Scheme or dismissing AHL's request for approval.

SGX means Singapore Stock Exchange.

Share Scheme means the scheme of arrangement between AHL and each AHL Shareholder pursuant to section 411 of the Corporations Act together with any amendments and modifications made by the Court under section 411(6) of the Corporations Act.

Share Scheme Explanatory Statement means the information in the explanatory statement required under Part 5.1 of the Corporations Act relating to the Share Scheme.

Share Scheme Meeting means the meeting of AHL Shareholders ordered to be convened by the Court under section 411(1) of the Corporations Act, to consider and, if thought fit, approve the Share Scheme.

Share Scheme Resolution means the resolution to approve the Share Scheme.

Staple means the linking together of an AHL Share, an APT Unit and, if AWPT4 Merger Proposal is implemented, a Restructured AWPT4 Unit, and, if the AWPT5 Merger Proposal is implemented, a Restructured AWPT5 Unit so that one may not be transferred or

otherwise dealt with without the other and which are quoted on ASX and SGX jointly as a "Stapled Security" or such other term as ASX or SGX permits.

Stapling Deed means the document titled "Stapling Deed" dated on or about the date of the Second Court Date between AHL, APL in its capacity as responsible entity for APT and AWIL in its capacity as responsible entity for AWPT4 and AWPT5 in the form, or substantially the form, of Annexure F of the Implementation Deed.

Stapling Record Date means 7.00pm (Sydney time) on the fifth Business Day following the Trading Cessation Date, or such other date agreed between the parties on or prior to the fourth Business Day following the Trading Cessation Date and permitted by ASX on or prior to that day.

Trading Cessation Date means the day, on or after the Effective Date, which is announced on ASX as the last day for trading in APG Stapled Securities.

7.2 Corporations Act definitions

Unless otherwise specified in this Share Scheme, terms defined in the Corporations Act are used in this Share Scheme with the same defined meanings.

7.3 Interpretation

In this Share Scheme, unless the context otherwise requires:

a) headings and bold type are for convenience only and do not affect the interpretation of this Share Scheme;

b) words importing the singular include the plural and vice versa;

c) words importing a gender include any gender;

d) other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

e) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate or any government agency;

f) a reference to a clause is a reference to a clause of this Share Scheme;

g) a reference to a statute, ordinance, code or other law or rule includes regulations and other instruments under it and consolidation, amendments, re-enactments or replacement;

h) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

i) the word person includes a firm, body corporate, a partnership, a joint venture, an unincorporated body or association, or any government agency;

j) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

k) the words "include", "including", "for example" or "such as" are not used as, nor are they to be interpreted as, words of limitation, and, when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

l) if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

m) a reference to a holder includes a joint holder.


APPENDIX
C

Stapling Deed

Appendix C

STAPLING DEED

Details

Interpretation – definitions are at the end of the General terms

PARTIES	APT RESPONSIBLE ENTITY, AWIL AND AUSTRALAND	
APT Responsible Entity	Name	Australand Property Limited
	Capacity	Responsible entity of Australand Property Trust
	ABN	90 105 462 137
	Address	Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138
	Telephone	+61 2 9767 2182
	Fax	+61 2 9767 2900
	Attention	Company Secretary
AWIL	Name	Australand Wholesale Investments Limited
	Capacity	Responsible entity of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5
	ABN	12 086 673 092
	Address	Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138
	Telephone	+61 2 9767 2182
	Fax	+61 2 9767 2900
	Attention	Company Secretary
Australand	Name	Australand Holdings Limited
	ABN	12 008 443 696
	Address	Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138
	Telephone	+61 2 9767 2182
	Fax	+61 2 9767 2900
	Attention	Company Secretary
Recitals	A	The APT Responsible Entity is the responsible entity of Australand Property Trust.
	B	AWIL is the responsible entity of each of AWPT4 and AWPT5.
	C	The Australand Property Trust Constitution and the Australand Constitution will provide for Stapling.
	D	If Stapling commences in respect of AWPT4, then AWPT4 Units (other than APG Held Securities) will be Stapled to the securities comprising APG Stapled Securities and the AWPT4 Constitution will provide for Stapling.
	E	If Stapling commences in respect of AWPT5, then AWPT5 Units (other than APG Held Units) will be Stapled to the securities comprising APG Stapled Securities and the AWPT5 Constitution will provide for Stapling .
	F	This deed sets out the terms and conditions of the relationship between the APT Responsible Entity, AWIL and Australand in respect of Attached Securities.
Governing law	New South Wales	
Date of deed	See Signing page	

GENERAL TERMS

In consideration of, among other things, the mutual promises in this deed, the parties agree as follows.

1 Co-operation and Consultation

1.1 Disclosure of Information

a) **Disclosure to each other:** The Australand Entities agree to make available to each other all information in their possession as may be necessary or desirable to fulfil their respective obligations under this deed or any other document, deed or arrangement relating to the Stapled Securities or the affairs of any Group Member.

b) **Accounts:** The primary form of financial reporting will be group accounts, prepared as an aggregation of the consolidated financial statements of Australand Holdings Limited. The group accounts will, if applicable accounting standards permit, treat the entities as combined.

c) **Information to Security Holders:** The Australand Entities must make available to each other all information and provide all assistance to enable the provision of all other reports, circulars or other information which are required to be provided or disclosed by law or the Listing Rules or which it is reasonably desirable to provide to the Security Holders.

d) **Confidentiality:** The Australand Entities must keep confidential any information obtained concerning the affairs or assets of each other and not disclose it other than:

(i) with the prior written consent of the affected party (which consent shall not be unreasonably withheld or delayed);

(ii) if it is required to do so by law, by any regulatory or governmental agency or by the ASX;

(iii) if the information has come within the public domain, other than by a breach of this agreement; and

(iv) to the party's bankers, auditors or professional advisers.

1.2 Co-operation

To the extent permitted by law, the Australand Entities must cooperate with each other in respect of all matters relating to the Stapled Securities and must do all things necessary to give effect to this deed, including with a view to ensuring that the Australand Entities:

a) **Compliance with Listing Rules:** comply with their obligations under the Listing Rules;

b) **Disclosures:** co-ordinate their disclosure to the ASX and Security Holders;

c) **Accounting policies:** adopt consistent accounting policies;

d) **Valuation policies:** adopt consistent valuation policies;

e) **Proposed investments:** take a consistent approach on proposed investments, and keep each other properly informed of their investment policies and any changes to those policies;

f) **Meetings:** hold Security Holders' meetings concurrently or, where necessary, consecutively;

g) **New issues, redemptions:** agree on the terms and timing of all new issues, bonus and rights issues, placements and redemptions and buy-backs;

h) **Value:** consult before taking any action (or omitting any action) which may materially affect the value of the Stapled Securities;

i) **Distribution:** co-ordinate the announcement and payment of dividends and distributions;

j) **Reinvestments:** co-ordinate any dividend or distribution re-investment plan.

1.3 Restructuring

The Australand Entities may agree with each other in relation to:

a) reorganising or restructuring of the capital of the Stapled Entities in accordance with their constitutions; or

b) changing the stapling arrangements contemplated by this deed in order to comply with any law, regulation or rule or to otherwise overcome the adverse effect of any law, regulation or rule; and

c) any changes to this deed which are reasonably required by any party as a consequence of any of the above matters.

The Australand Entities must not staple any other entity's securities to Attached Securities unless that stapling is approved by Special Resolutions of the members of each Stapled Entity (and may do so if so authorised).

1.4 Financial Assistance

It is contemplated that the Australand Entities will enter into loan arrangements on arm's length commercial terms with each other for the purpose of allocating capital raised under issues of Stapled Securities to the extent that this is required.

1.5 Arm's length dealings

Each Australand Entity agrees to procure that all dealings between it and any other Australand Entity and each of their respective Subsidiaries will be on arm's length terms unless the board of directors of the affected Australand Entities determine otherwise.

2. Dealings in Stapled Securities

2.1 Attached Securities to be Stapled

a) On and from the date that Stapling commences:

(i) each Attached Security (other than an APG Held Security) must be Stapled to one of each other Attached Security;

(ii) an Australand Entity must not issue an Attached Security unless one of each other Attached Security is issued at the same time and to the same person;

(iii) an Australand Entity must not grant any right or option to acquire any Attached Security unless the other Australand Entities issue a corresponding right or option to acquire one of each other Attached Security respectively;

(iv) an Australand Entity may not without the prior written consent of the other Australand Entities, issue any other class of security or any right or option to acquire any such security;

b) Each APG Stapled Security (other than an APG Held Security) must be Stapled together with one of each other Attached Security immediately after the later of:

(i) the date of issue of the Attached Security; and

(ii) the date of issue of each other corresponding Attached Security.

2.2 Dealings in Shares and Units

a) **No unstapling:** On and from the date that Stapling commences, the Australand Entities must not:

(i) do any act, matter or thing (including registering any transfer of any Attached Security); or

(ii) refrain from doing any act, matter or thing,

if to do so or refrain from doing so (as the case may be) would result directly or indirectly in any Attached Security (other than an APG Held Security) no longer being Stapled as part of a Stapled Security, other than in accordance with clause 7 ("Unstapling").

b) **Issue of Attached Securities:** On and from the date that Stapling commences, an Australand Entity must not:

(i) offer any Attached Securities for subscription or sale unless an offer is made at the same time and to the same person for an identical number of each other Attached Security for issue or sale;

(ii) offer any Attached Securities for subscription or sale unless the terms of that offer require each offeree to subscribe for or buy an identical number of each other Attached Security subscribed for or bought;

(iii) issue or sell any Attached Securities to any person unless an identical number of each other Attached Security is also issued or sold to the same person at the same time;

(iv) cancel, buy back or redeem any Attached Security unless at the same time there is a corresponding cancellation, buy-back or redemption of each other Attached Security; and

(v) register any transfer of Attached Securities (other than an APG Held Security) to any person unless an identical number of each other Attached Security is also transferred to the same person at the same time.

c) **Compliance with law:** A party is not obliged to effect a buy-back, cancellation, redemption, transfer or issue or other corporate action in a manner inconsistent with any constitutional, contractual or fiduciary obligation or law by which it is bound, or if it does not have any necessary consent or approval.

2.3 Quotation as Stapled Securities

Unless and until Stapled Securities are Unstapled in accordance with this deed, the parties must use reasonable endeavours to ensure that each Stapled Security which is listed for quotation on ASX or SGX continues to be so listed for quotation and quoted as a Stapled Security.

2.4 Joint certificates or joint holding statements

The Australand Entities must procure that joint certificates or joint holding statements are issued to each holder of Stapled Securities.

2.5. Stapling and separate entities

Notwithstanding any other provision of this deed:

a) each of the Stapled Entities will remain as separate entities and will be separately admitted to the official list of ASX notwithstanding that their securities are jointly quoted on ASX as Stapled Securities; and

b) APT, AWPT4 and AWPT5 (to the extent that Stapling commences in relation to those entities) will at all times be maintained as Australian unit trusts each registered as a "managed investment scheme" under the Corporations Act, with its main class of units quoted on ASX.

2.6 No joint venture or partnership

Nothing contained or implied in this deed is to be construed as creating an association, joint venture or partnership among the parties for any purpose or authorising the sharing of the benefit of any assets (and any profits therefrom) of a Stapled Entity as a result of the Stapling.

3 Acquisitions, disposals and borrowings

a) **Major acquisition or disposal:** Each Australand Entity must in respect of a Stapled Entity:

(i) give 15 days written notice to each other Australand Entity, or such shorter period as agreed between the parties, of its intention to acquire or dispose of an asset the value of which is 5% or greater of the net tangible assets of that Stapled Entity at the time of giving the notice; and

(ii) not make an acquisition or disposal, or allow any of their respective Subsidiaries to acquire or dispose, of an asset as contemplated by clause 3(a)(i) without having first consulted with the other Australand Entities.

b) **Borrowings:** None of the Australand Entities may borrow or raise money, or allow any of their respective Subsidiaries to borrow or raise money, except on the following terms:

(i) the other Australand Entities (as relevant) agree to the borrowing or raising money;

(ii) if any loan or other financial accommodation is undertaken or any guarantee or security is given by any entity in the Australand Property Group, then whichever entity receives the proceeds of the borrowing or other financial accommodation must:

(A) repay the loan or financial accommodation;

(B) pay all fees interest, expenses and other amounts in respect of the loan or financial accommodation; and

(C) indemnify the other joint borrower, guarantor or provider of security in respect of any amount referred to in paragraphs (A) and (B) which are paid by it.

(iii) The indemnity referred to in clause 3(b)(ii)(C) survives the termination of this deed.

4 Financial benefits

4.1 Obligation to give financial benefits

Subject to clauses 1.4 and 1.5, each Australand Entity covenants and agrees severally with each of the other Australand Entities that, while Stapling applies and to the maximum extent permitted by law, if called upon by another Australand Entity, it must on the terms and conditions proposed by that Australand Entity, enter into or procure that any Subsidiary enter into any agreement, document or arrangement and do any other act, matter or thing at the request or direction of the other in respect of any of the following:

a) lending money or providing financial accommodation to that Australand Entity or any of its Subsidiaries or any other person whether or not that person is a member of the Australand Property Group;

b) guaranteeing any loan or other financing facility or financial accommodation of that Australand Entity, any Subsidiary or any other person whether or not that person is a member of the Australand Property Group, including providing any security or indemnity to any person providing the relevant loan facility or financial accommodation;

c) entering into any covenant, undertaking, restraint, or pledge at the request of that Australand Entity including, without limitation, a negative pledge on the obtaining of financial accommodation or the provision of any guarantee or security in connection with any financial accommodation;

d) issuing redeemable preference shares or any other form of securities to, or at the direction of, that Australand Entity;

e) entering into any joint borrowing or joint financial accommodation with that Australand Entity, any Subsidiary or any other person whether or not that person is a member of the Australand Property Group, and providing any guarantee, security, indemnities and undertakings in connection with the relevant joint borrowing or other joint financial accommodation; and

f) guaranteeing the obligations of or providing an indemnity or undertaking to a third party in respect of the obligations of that Australand Entity or any of its Subsidiaries or any other person whether or not that person is a member of the Australand Property Group.

4.2 Limitation on financial benefits

None of the Australand Entities will be obliged to enter into or procure that any Subsidiary enter into any document or perform any act, matter or thing pursuant to this clause 4:

a) unless entering into of the document or the performance of the act, matter or thing is in the interests of the holders of the Stapled Securities as a whole; or

b) if entering into of the document or the performance of the act, matter or thing would cause it to breach any contractual obligation to a third party entered into prior to the date of this deed or entered into subsequent to the date of this deed with the consent of the other Australand Entities or results in or is likely to result in an Australand Entity or any Subsidiary becoming unable to pay its debts when due.

5 Allocation of issue price and independent accountant

5.1 Parties to agree price

a) The Australand Entities must agree from time to time what part of the amount payable for the issue, redemption or buy-back of a Stapled Security is to represent the issue, redemption or buy-back price of each Attached Security.

   Unless otherwise agreed between the Australand Entities, the allocation of this amount is to be in the ratio that the net assets (adjusted for the net market value of their investments) of each of the Stapled Entities immediately prior to the issue, redemption or buy-back of the Stapled Security bears to the amount of the aggregate net assets (adjusted for the net market value of their investments) of the Stapled Entities immediately prior to the issue, redemption or buy-back of the Stapled Security.

b) The proportion determined under clause 5.1(a) must be consistent for each Attached Security issued, redeemed or bought-back to or from each Security Holder at the same time.

5.2 Accountant to resolve dispute

If the parties are unable to reach agreement under clause 5.1 within four Business Days after any of them notifies the other that an agreement must be reached, a suitably experienced independent accountant nominated by one of the parties to the dispute and reasonably approved by the other parties to the dispute must be instructed within seven days to determine what part of the amount payable is to represent the price of each Attached Security. The accountant's decision is, in the absence of manifest error, binding on the parties.

6 Registers

6.1 Register of Stapled Securities

a) Each Australand Entity must maintain, or procure the maintenance of a register of Stapled Securities. This includes, without limitation, appointment of a common registrar.

b) All relevant details of Stapled Securities and the holders of those Stapled Securities and dealings in those Stapled Securities must be entered in the register.

c) All relevant details of each Attached Security and the holders of those Attached Securities and dealings in those Attached Securities must be entered in the register.

6.2 Registers must be consistent

The Australand Entities must ensure that their respective registers, if kept separately, are entirely consistent with one another (except in respect of APG Held Securities).

7 Unstapling

7.1 Procedure for Unstapling

All Attached Securities (other than an APG Held Security) will remain Stapled to each other for so long as the Stapled Securities remain in issue, unless otherwise determined by Special Resolutions of the members of each Stapled Entity, or unless Stapling becomes unlawful or prohibited by the Listing Rules. On and from such date as may be determined under the previous sentence:

a) the Australand Entities must procure that the Attached Securities are Unstapled; and

b) this deed, other than clause 3(b)(ii)(C), ceases to be of any force or effect.

7.2 Consequences of Unstapling

If, as a consequence of Unstapling, the Attached Securities are no longer Stapled to each other, each Australand Entity must promptly:

a) repay any outstanding amount under any loan given to another Australand Entity prior to Unstapling, unless the latter Australand Entity otherwise agrees;

b) pay any outstanding amounts which the relevant parties have agreed in accordance with clause 3(b)(ii) that it is responsible for repaying unless such parties otherwise agree; and

c) in respect of any guarantee or negative pledge or security given by another Australand Entity for any of its liabilities, obtain a release of that latter Australand Entity and any security given unless such parties otherwise agree.

8 Duties in relation to Stapling

While Stapling applies, notwithstanding any other provision of this deed, or any rule of law or equity to the contrary, in exercising any power or discretion, an Australand Entity may, subject to the Corporations Act and any relief granted thereunder, have regard to the interests of the holders of Stapled Securities as a whole and not only to the interests of the members of the Stapled Entity in respect of that Australand Entity considered separately.

9 Retirement of Responsible Entity

If an incumbent Responsible Entity retires as responsible entity of the Australand Property Trust, AWPT4 or AWPT5 (as the case may be):

a) the retiring Responsible Entity must use its best endeavours to procure that any new responsible entity appointed under the Australand Property Trust Constitution, the AWPT4 Constitution or the AWPT5 Constitution (as the case may be) executes a deed in a form acceptable to the other Australand Entities, undertaking to be bound by all of the obligations of the retiring Responsible Entity under this deed; and

b) upon the new responsible entity assuming the obligations of the retiring Responsible Entity under this deed, the previous responsible entity shall be discharged and released from its obligations under this deed other than in relation to any negligence, default or breach of this deed by it while it was still the responsible entity of the Australand Property Trust, AWPT4 or AWPT5 (as the case may be).

10 Limitation of liability of the Responsible Entities

10.1 APT Responsible Entity limitation of liability

a) The APT Responsible Entity enters into this deed only in its capacity as responsible entity of the Australand Property Trust.

b) The APT Responsible Entity is not liable in contract, tort or otherwise to APT Unitholders for any loss suffered in any way relating to the Australand Property Trust except to the extent that the Corporations Act imposes such liability.

c) A liability to any person other than an APT Unitholder arising under or in connection with this deed, can be enforced against the APT Responsible Entity only to the extent to which the liability can be satisfied out of property of the Australand Property Trust out of which the APT Responsible Entity is entitled to be and is actually indemnified for the liability.

d) This limitation of the APT Responsible Entity's liability applies despite any other provision of this deed and extends to all liabilities and obligations of the APT Responsible Entity in its capacity as trustee of the Australand Property Trust in any way connected with any representation, warranty, conduct, omission, deed or transaction related to this deed.

10.2 Limitation of liability for AWIL as responsible entity of AWPT4

a) AWIL enters into this deed in its capacity as responsible entity of AWPT4.

b) AWIL is not liable in contract, tort or otherwise to AWPT4 Unitholders for any loss suffered in any way relating to AWPT4 except to the extent that the Corporations Act imposes such liability.

c) A liability to any person other than an AWPT4 Unitholder arising under or in connection with this deed, can be enforced against AWIL in its capacity as responsible entity of AWPT4 only to the extent to which the liability can be satisfied out of property of AWPT4 out of which AWIL is entitled to be and is actually indemnified for the liability.

d) This limitation of AWIL's liability applies despite any other provision of this deed and extends to all liabilities and obligations of it in its capacity as trustee of AWPT4 in any way connected with any representation, warranty, conduct, omission, deed or transaction related to this deed.

10.3 Limitation of liability for AWIL as responsible entity of AWPT5

a) AWIL enters into this deed in its capacity as responsible entity of AWPT5.

b) AWIL is not liable in contract, tort or otherwise to AWPT5 Unitholders for any loss suffered in any way relating to AWPT5 except to the extent that the Corporations Act imposes such liability.

c) A liability to any person other than an AWPT5 Unitholder arising under or in connection with this deed, can be enforced against AWIL in its capacity as responsible entity of AWPT5 only to the extent to which the liability can be satisfied out of property of AWPT5 out of which AWIL is entitled to be and is actually indemnified for the liability.

d) This limitation of AWIL's liability applies despite any other provision of this deed and extends to all liabilities and obligations of it in its capacity as trustee of AWPT5 in any way connected with any representation, warranty, conduct, omission, deed or transaction related to this deed.

11 Subordination

11.1 Australand Property Trust Constitution to prevail over this deed

a) Nothing in this deed shall be taken to amend or alter the Australand Property Trust Constitution.

b) If there is any inconsistency between the obligations of the APT Responsible Entity under this deed and the Australand Property Trust Constitution, the provisions of the Australand Property Trust Constitution apply to the extent of the inconsistency.

11.2 AWPT4 Constitution to prevail over this deed

a) Nothing in this deed shall be taken to amend or alter the AWPT4 Constitution.

b) If there is any inconsistency between the obligations of AWIL under this deed and the AWPT4 Constitution, the provisions of the AWPT4 Constitution apply to the extent of the inconsistency.

11.3 AWPT5 Constitution to prevail over this deed

a) Nothing in this deed shall be taken to amend or alter the AWPT5 Constitution.

b) If there is any inconsistency between the obligations of AWIL under this deed and the AWPT5 Constitution, the provisions of the AWPT5 Constitution apply to the extent of the inconsistency.

11.4 Australand Constitution to prevail over this deed

a) Nothing in this deed shall be taken to amend or alter the Australand Constitution.

b) If there is any inconsistency between the obligations of Australand under this deed and the Australand Constitution, the provisions of the Australand Constitution apply to the extent of the inconsistency.

12 Dispute resolution

12.1 No proceedings

A party must not start court proceedings about a dispute arising out of this deed unless it first complies with this part, except:

a) where a party seeks urgent injunctive relief; or

b) where the dispute relates to compliance with this clause.

12.2 Notice

A party claiming that a dispute has arisen must notify each other party expeditiously giving details of the dispute.

12.3 Best efforts to resolve

Subject to this deed, each party to the dispute must use its best endeavours to resolve the dispute within 10 Business Days of receiving notice of the dispute or a longer period agreed by the parties to the dispute.

12.4 Negotiate in good faith

Subject to this deed, if the parties do not resolve the dispute under clause 12.3, the chief executive officer or other senior employee of each party must negotiate in good faith to resolve the dispute for a period of up to 10 Business Days after the end of the period referred to in clause 12.3.

13 Commencement of this deed

13.1 Obligations relating to AWPT4

If the AWPT4 Acquisition Proposal is not implemented as contemplated in the Implementation Deed, AWIL's rights and obligations under this deed in relation to AWPT4, do not arise and the remainder of this deed has full force and effect.

13.2 Obligations relating to AWPT5

If the AWPT5 Acquisition Proposal is not implemented as contemplated in the Implementation Deed, AWIL's rights and obligations under this deed in relation to AWPT5, do not arise and the remainder of this deed has full force and effect.

13.3 Overriding conditions to commencement of this deed

However, notwithstanding anything in this deed to the contrary, no provision of this deed is of any force or effect unless and until:

a) this deed is approved by Shareholders, as required under the Implementation Deed and in accordance with the Corporations Act; and

b) at least either the AWPT4 Acquisition Proposal or the AWPT5 Acquisition Proposal is implemented and the AWPT4 Units and/or the AWPT5 Units (as applicable) are stapled.

13.4 Termination of previous stapling deed

Australand and APT Responsible Entity entered into a stapling deed on 27 October 2003, which set out the terms of the relationship between those parties in respect of Shares and APT Units (**"Old Stapling Deed"**). Australand and APT Responsible Entity agree that the Old Stapling Deed is terminated on and from the date that this deed is of force and effect in accordance with clause 13.3.

14 General

14.1 Notices

a) A notice, approval, consent or other communication in connection with this deed must be in writing and left at the address of the addressee, or sent by prepaid ordinary post (airmail if posted to or from a place outside Australia) to the address of the addressee or sent by facsimile to the facsimile number of the addressee specified in this deed or, if the addressee notifies another address or facsimile number, then to that address or facsimile number.

b) A notice, approval, consent or other communication takes effect from the time it is received unless a later time is specified in it.

14.2 Governing law

This deed is governed by the laws in force in the place specified in the Details. Each party irrevocably submits to the exclusive jurisdiction of the courts of that place.

14.3 Prohibition and enforceability

Any provision of, or the application of any provision of, this deed which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

14.4 Waivers

a) Waiver of any right arising from a breach of this deed or arising upon default under this deed must be in writing and signed by the party granting the waiver.

b) A failure or delay in exercise, or partial exercise, of a right arising from a breach of this deed does not result in a waiver of that right.

c) A party is not entitled to rely on a delay in the exercise or non exercise of a right arising from a breach of this deed or on a default under this deed as constituting a waiver of that right.

d) A party may not rely on any conduct of another party as a defence to exercise of a right by that other party.

e) This clause 14.4 may not itself be waived except by writing.

14.5 Variation

A variation of any term of this deed must be in writing and signed by the parties.

14.6 Assignment

Rights arising out of or under this deed are not assignable by one party without the prior written consent of the other party.

14.7 Further assurances

Each party must do all things and execute all further documents necessary to give full effect to this deed.

14.8 Entire agreement

This deed supersedes all previous agreements in respect of its subject matter and embodies the entire agreement between the parties.

14.9 Counterparts

This deed may be executed in any number of counterparts. All counterparts, taken together, constitute one instrument.

15 *Definitions and Interpretation*

15.1 Definitions

In this deed, unless the context otherwise requires:

APG Held Securities means AWPT4 Units and/or AWPT5 Units held by or on behalf of Australand, the APT Responsible Entity or any of their controlled entities.

APG Stapled Security *means a Share and an APT Unit which are Stapled together and jointly quoted on ASX and SGX under the name* of Australand Property Group, prior to the Implementation Date.

APT Responsible Entity means Australand Property Limited (ABN 90 105 462 137).

APT Unit means an ordinary unit in the Australand Property Trust.

APT Unitholder means a person registered as the holder of an APT Unit including persons jointly registered.

ASX means Australian Stock Exchange Limited or the market operated by it as the context requires.

Attached Security means:

a) a Share;

b) an APT Unit;

c) if Stapling commences in respect of AWPT4, an AWPT4 Unit; and

d) if Stapling commences in respect of AWPT5, an AWPT5 Unit,

each being a component which is to comprise a Stapled Security under this deed.

Australand means Australand Holdings Limited (ABN 12 008 443 696).

Australand Entity means:

a) Australand;

b) the APT Responsible Entity in its capacity as responsible entity of Australand Property Trust;

c) if Stapling commences in respect of AWPT4, AWIL as responsible entity for AWPT4; and

d) if Stapling commences in respect of AWPT5, AWIL as responsible entity for AWPT5.

Australand Constitution means the constitution for Australand and includes any amendment or replacement of it.

Australand Property Group means, collectively, the Australand Entities and each of their respective Subsidiaries, and "**Group Member**" means any one or more of them.

Australand Property Trust means the trust of that name constituted under the Australand Property Trust Constitution (ARSN 106 680 424).

Australand Property Trust Constitution means the constitution establishing the Australand Property Trust dated 14 September 2003 (as amended from time to time).

AWIL means Australand Wholesale Investments Limited (ABN 12 086 673 092).

AWPT4 means Australand Wholesale Property Trust No. 4 (ARSN 108 254 413).

AWPT4 Merger Proposal has the same meaning as in the Implementation Deed.

AWPT4 Constitution means the constitution establishing AWPT4 dated 30 September 2002 (as amended from time to time).

AWPT4 Unit means an ordinary unit in AWPT4.

AWPT4 Unitholder means the holder of an AWPT4 Unit.

AWPT5 means Australand Wholesale Property Trust No. 5 (ARSN 108 254 771).

AWPT5 Merger Proposal has the same meaning as in the Implementation Deed.

AWPT5 Constitution means the constitution establishing AWPT5 dated 19 October 2003 (as amended from time to time).

AWPT5 Unit means an ordinary unit in AWPT5.

AWPT5 Unitholder means the holder of an AWPT5 Unit.

Business Day has the meaning given to that term in the Listing Rules.

Corporations Act means the Corporations Act 2001 (Cwlth).

Implementation Date has the same meaning as in the Implementation Deed.

Implementation Deed means the Implementation Deed dated 27 July 2005 between Australand, APT Responsible Entity and AWIL.

Listing Rules means the listing rules of ASX and any other rules of the ASX which are applicable while the Australand Entities are admitted to the official list of ASX, each as amended or replaced from time to time except to the extent of any express written waiver by ASX.

Responsible Entity means either the APT Responsible Entity or AWIL, as the case may be.

Security Holder means a holder of Stapled Securities.

SGX means Singapore Stock Exchange or the market operated by it as the context requires.

Share means an ordinary share in Australand but does not include any preference or non-voting share in Australand.

Shareholder means a person registered as the holder of a Share including any persons jointly registered.

Special Resolution has the same meaning as that phrase has in section 9 of the Corporations Act.

Stapled means the linking together of Attached Securities so that one may not be transferred or otherwise dealt with without the other and which are quoted on ASX jointly as a "Stapled Security" or such other term as the ASX permits.

Stapled Entity means:

a) Australand;

b) Australand Property Trust;

c) if Stapling commences in relation to AWPT4, AWPT4 and

d) if Stapling commences in relation to AWPT5, AWPT5,

on and from the Implementation Date.

Stapled Security means:

a) a Share;

b) an APT Unit;

c) if Stapling commences in relation to AWPT4, an AWPT4 Unit; and

d) if Stapling commences in relation to AWPT5, an AWPT5 Unit,

each of which are Stapled together and registered in the name of a person.

Stapling means the linking process that results in:

a) a Share;

b) an APT Unit;

c) if the AWPT4 Merger Proposal is implemented, an AWPT4 Unit; and

d) if the AWPT5 Merger Proposal is implemented, an AWPT5 Unit,

being and remaining Stapled together.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or a trust which is controlled by the first within the meaning of control under section 50AA of the Corporations Act.

Unstaple means the process that results in an Attached Security no longer being Stapled with the other Attached Securities as a Stapled Security.

15.2 Corporations Act definitions

Unless otherwise specified in this deed, terms defined in the Corporations Act are used in this deed with the same defined meanings.

15.3 Interpretation

In this deed, unless the context otherwise requires:

a) headings and bold type are for convenience only and do not affect the interpretation of this deed;

b) words importing the singular include the plural and vice versa;

c) words importing a gender include any gender;

d) other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

e) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate or government agency;

f) a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this clause 15.3 implies that performance of part of an obligation constitutes performance of the obligation;

g) a reference to a clause or party is a reference to a clause of, a party to, this deed;

h) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

i) a reference to a party to a document includes that party's successors (including persons taken by novation) and permitted assigns;

j) no provision of this deed will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this deed or that provision;

k) a reference to a body, other than a party to this deed (including, without limitation, an institute, association or authority), whether statutory or not:

(i) which ceases to exist; or

(ii) whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or function; and

l) a reference to a statute, ordinance, code or other law or rule includes regulations and other instruments under it and consolidation, amendments, re-enactments or replacement.

EXECUTED AS A DEED

APPENDIX D

Deeds Poll

Appendix D

DEED POLL

Details

Interpretation – definitions are at the end of the General terms

PARTY	APL	
By	Name	Australand Property Limited ("APL")
	ABN	90 105 462 137
	Capacity	Responsible entity of Australand Property Trust (ARSN 106 680 424)
	Address	Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138
	Telephone	+61 2 9767 2182
	Fax	+61 2 9767 2900
	Attention	Company Secretary
In favour of	Each Eligible APG Security Holder	
Recitals	A	On 27 July 2005, AHL, APL in its capacity as responsible entity of Australand Property Trust (ARSN 106 680 424) and AWIL in its capacity as responsible entity of Australand Wholesale Property Trust No. 4 (ARSN 108 254 413) and Australand Wholesale Property Trust No. 5 (ARSN 108 254 771), entered into an Implementation Deed relating to a proposal to create a New Stapled Security comprising an AHL Share, APT Unit, AWPT4 Unit (if the AWPT4 Merger Proposal is implemented) and AWPT5 Unit (if the AWPT5 Merger Proposal is implemented) which will be jointly quoted on ASX and SGX.
	B	In the Implementation Deed, APL agreed to take certain steps to implement the Merger Proposal.
	C	APL makes this deed poll to covenant in favour of Eligible APG Security Holders to perform its obligations under the Implementation Deed.
Governing law	New South Wales	
Date of deed poll	See Signing page	

GENERAL TERMS

1 Conditions precedent and termination

1.1 Conditions precedent

APL's obligations under clause 2 of this deed poll are subject to the performance, satisfaction or waiver of the Preliminary Events.

1.2 Termination

APL's obligations under this deed poll terminate:

a) if the Preliminary Events are not performed or satisfied on or before the Second Court Date; or

b) automatically on the termination of the Implementation Deed.

1.3 Consequences of termination

If this deed poll terminates under clause 1.2, APL is discharged from further performance of its obligations under this deed poll. This discharge does not apply:

a) to any obligations which this deed poll provides expressly survive termination; and

(b) any liability for a breach of this deed poll occurring before termination.

2 Merger obligations

Subject to the terms of the Implementation Deed, APL undertakes to perform all of its obligations under the APT Unitholder Arrangements.

3 Warranties

APL represents and warrants that:

a) it is a corporation validly existing under the laws of its place of incorporation;

b) it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

c) it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll; and

d) this deed poll is valid and binding upon it.

4 Continuing obligations

This deed poll is irrevocable and, subject to clause 1, remains in full force and effect until:

a) APL has fully performed its obligations under this deed poll; or

b) the earlier termination of this deed poll under clause 1.

5 Limitation of liability

a) APL enters into this deed poll only in its capacity as responsible entity for APT as provided in this deed poll and in no other capacity. Subject to paragraph (c) below, a liability arising under or in connection with this deed poll is limited and can be enforced against APL only to the extent to which it can be satisfied out of property of APT and for which APL is actually indemnified for the liability. This limitation of APL's liability applies despite any other provisions of this deed poll and extends to all liabilities and obligations of APL in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this deed poll, any other document in connection with it, or APT.

b) No Eligible APG Security Holder may sue APL in any capacity other than as trustee for APT, including seeking the appointment of a receiver, a liquidator, an administrator or similar person to APL or prove in any liquidation, administration or arrangement of or affecting APL (except in relation to property of APT).

c) The limitation of liability provisions shall not apply to any obligation or liability of APL to the extent that it is not satisfied because, under this deed poll or any other document in connection with it, or by operation of law, there is a reduction in the extent of APL's indemnification out of the assets of APT, as a result of APL's fraud, negligence or breach of trust.

d) It is also acknowledged that a breach of an obligation imposed on, or a representation or warranty given by, APL under or in connection with this deed poll or any other document in connection with it will not be considered a breach of trust by APL unless APL has acted with negligence, or without good faith, in relation to the breach.

6 General

6.1 Nature of deed poll

APL acknowledges that any Eligible APG Security Holder may rely on and enforce this deed poll in accordance with its terms even though they are not party to it.

6.2 Prohibition and enforceability

a) Any provision of, or the application of any provision of, this deed poll or any right, power, authority, discretion or remedy which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

b) Any provision of, or the application of any provision of, this deed poll which is void, illegal or unenforceable in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

6.3 Cumulative rights

The rights, power, authorities, discretions and remedies under this deed poll are cumulative and do not exclude any other right, power, authority, discretion or remedy of the party or those for whose benefit this deed poll is made.

6.4 Waiver

a) A provision or a right under this deed poll may not be waived except in writing signed by the person granting the waiver.

b) A failure or delay in exercise, or partial exercise, of:

(i) a right arising from a breach of this deed poll or the occurrence of a default; or

(ii) a right, power, authority, discretion or remedy created or arising upon default under this deed poll or upon the occurrence of a default, does not result in a waiver of that right, power, authority, discretion or remedy.

c) A person is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this deed poll, or on the occurrence of a default, as constituting a waiver of that right, power, authority, discretion or remedy.

d) A person may not rely on any conduct of another person as a defence to exercise of a right, power, authority, discretion or remedy by that other person.

e) This clause may not itself be waived except by writing.

6.5 Variation

A provision of this deed poll may not be varied unless the variation is agreed to by AHL, APL and AWIL in writing and the Court indicates that the amendment would not of itself preclude approval of the Share Scheme or preclude judicial advice to the effect that APL or AWIL is justified in proceeding with the steps required to implement the Merger Proposal. APL will enter into a further deed poll in favour of the Eligible APG Security Holders giving effect to such amendment.

6.6 Governing law

This deed poll is governed by the laws of New South Wales. APL irrevocably submits to the non-exclusive jurisdiction of the Courts of New South Wales.

6.7 Assignment

The rights and obligations of a person under this deed poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do so.

6.8 Further action

APL will promptly execute all documents and do all things necessary to give effect to this deed poll.

7 Definitions

In this deed poll, unless the context otherwise requires, words and phrases have the same meaning (if any) given to them in the Implementation Deed.

Eligible APG Security Holder means a person registered as a holder of APG Stapled Securities on the APG Register on the Stapling Record Date.

Implementation Deed means the Implementation Deed, dated 27 July 2005 between AHL, APL and AWIL.

EXECUTED AS A DEED

DEED POLL

Details

Interpretation – definitions are at the end of the General terms

PARTY	AWIL	
By	Name	Australand Wholesale Investments Limited ("AWIL")
	ABN	12 086 673 092
	Capacity	Responsible entity of Australand Wholesale Property Trust No. 4 (ARSN 108 254 413)
	Address	Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138
	Telephone	+61 2 9767 2182
	Fax	+61 2 9767 2900
	Attention	Company Secretary
In favour of	Each Eligible APG Security Holder and each Eligible AWPT4 Unitholder	
Recitals	A	On 27 July 2005, AHL, APL in its capacity as responsible entity of Australand Property Trust (ARSN 108 254 771) and AWIL in its capacity as responsible entity of Australand Wholesale Property Trust No. 4 (ARSN 108 254 413) and Australand Wholesale Property Trust No. 5 (ARSN 108 254 771), entered into an Implementation Deed relating to a proposal to create a New Stapled Security comprising an AHL Share, APT Unit, AWPT4 Unit (if the AWPT4 Merger Proposal is implemented) and AWPT5 Unit (if the AWPT5 Merger Proposal is implemented) which will be jointly quoted on ASX and SGX.
	B	In the Implementation Deed, AWIL agreed to take certain steps to implement the Merger Proposal.
	C	AWIL makes this deed poll to covenant in favour of Eligible APG Security Holders and Eligible AWPT4 Unitholders to perform its obligations under the Implementation Deed and the Share Scheme.
Governing law	New South Wales	
Date of deed poll	See Signing page	

GENERAL TERMS

1 Conditions precedent and termination

1.1 Conditions precedent

AWIL's obligations under clause 2 of this deed poll are subject to the performance, satisfaction or waiver of the AWPT4 Preliminary Events.

1.2 Termination

AWIL's obligations under this deed poll terminate:

a) if the AWPT4 Preliminary Events are not performed or satisfied on or before the Second Court Date;

b) automatically on the termination of the Implementation Deed; or

c) automatically on termination of AWPT4 Acquisition Proposal under clause 7.4 of the Implementation Deed.

1.3 Consequences of termination

If this deed poll terminates under clause 1.2, AWIL is discharged from further performance of its obligations under this deed poll. This discharge does not apply:

a) to any obligations which this deed poll provides expressly survive termination; and

b) any liability for a breach of this deed poll occurring before termination.

2 Merger obligations

Subject to the terms of the Implementation Deed, AWIL undertakes to perform all of its obligations under clause 4.1 of the Implementation Deed.

3 Warranties

AWIL represents and warrants that:

a) it is a corporation validly existing under the laws of its place of incorporation;

b) it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

c) it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll; and

d) this deed poll is valid and binding upon it.

4 Continuing obligations

This deed poll is irrevocable and, subject to clause 1, remains in full force and effect until:

a) AWIL has fully performed its obligations under this deed poll; or

b) the earlier termination of this deed poll under clause 1.

5 Limitation of liability

a) AWIL enters into this deed poll only in its capacity as responsible entity for AWPT4 as provided in this deed and in no other capacity. Subject to paragraph (c) below, a liability arising under or in connection with this deed poll is limited and can be enforced against AWIL only to the extent to which it can be satisfied out of property of AWPT4 and for which AWIL is actually indemnified for the liability. This limitation of AWIL's liability applies despite any other provisions of this deed poll and extends to all liabilities and obligations of AWIL in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this deed poll, any other document in connection with it, or AWPT4.

b) No APG Security Holder or AWPT4 Unitholder may sue AWIL in any capacity other than as trustee for AWPT4, including seeking the appointment of a receiver, a liquidator, an administrator or similar person to AWIL or prove in any liquidation, administration or arrangement of or affecting AWIL (except in relation to property of AWPT4).

c) The limitation of liability provisions shall not apply to any obligation or liability of AWIL to the extent that it is not satisfied because, under this deed poll or any other document in connection with it, or by operation of law, there is a reduction in the extent of AWIL's indemnification out of the assets of AWPT4, as a result of AWIL's fraud, negligence or breach of trust.

d) It is also acknowledged that a breach of an obligation imposed on, or a representation or warranty given by, AWIL under or in connection with this deed poll or any other document in connection with it will not be considered a breach of trust by AWIL unless AWIL has acted with negligence, or without good faith, in relation to the breach.

6 General

6.1 Nature of deed poll

AWIL acknowledges that any Eligible APG Security Holder or Eligible AWPT4 Unitholder may rely on and enforce this deed poll in accordance with its terms even though they are not party to it.

6.2 Prohibition and enforceability

a) Any provision of, or the application of any provision of, this deed poll or any right, power, authority, discretion or remedy which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

b) Any provision of, or the application of any provision of, this deed poll which is void, illegal or unenforceable in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

6.3 Cumulative rights

The rights, power, authorities, discretions and remedies under this deed poll are cumulative and do not exclude any other right, power, authority, discretion or remedy of the party or those for whose benefit this deed poll is made.

6.4 Waiver

a) A provision or a right under this deed poll may not be waived except in writing signed by the person granting the waiver.

b) A failure or delay in exercise, or partial exercise, of:

   (i) a right arising from a breach of this deed poll or the occurrence of a default; or

   (ii) a right, power, authority, discretion or remedy created or arising upon default under this deed poll or upon the occurrence of a default, does not result in a waiver of that right, power, authority, discretion or remedy.

c) A person is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this deed poll, or on the occurrence of a default, as constituting a waiver of that right, power, authority, discretion or remedy.

d) A person may not rely on any conduct of another person as a defence to exercise of a right, power, authority, discretion or remedy by that other person.

e) This clause may not itself be waived except by writing.

6.5 Variation

A provision of this deed poll may not be varied unless the variation is agreed to by AHL, APL and AWIL in writing and the Court indicates that the amendment would not of itself preclude approval of the Share Scheme or preclude judicial advice to the effect that APL or AWIL is justified in proceeding with the steps required to implement the Merger Proposal. AWIL will enter into a further deed poll in favour of the Eligible APG Security Holders and Eligible AWPT4 Unitholders giving effect to such amendment.

6.6 Governing law

This deed poll is governed by the laws of New South Wales. AWIL irrevocably submits to the non-exclusive jurisdiction of the Courts of New South Wales.

6.7 Assignment

The rights and obligations of a person under this deed poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do so.

6.8 Further action

AWIL will promptly execute all documents and do all things necessary to give effect to this deed poll.

7 Definitions

In this deed poll, unless the context otherwise requires, words and phrases have the same meaning (if any) given to them in the Implementation Deed.

Eligible APG Security Holder means a person registered as a holder of APG Stapled Securities on the APG Register on the Stapling Record Date.

Eligible AWPT4 Unitholder means a person registered as a holder of AWPT4 Units on the AWPT4 Register on the Stapling Record Date.

Implementation Deed means the Implementation Deed, dated 27 July 2005 between AHL, APL and AWIL.

EXECUTED AS A DEED

DEED POLL

Details

Interpretation – definitions are at the end of the General terms

PARTY	AWIL	
By	Name	Australand Wholesale Investments Limited ("AWIL")
	ABN	12 086 673 092
	Capacity	Responsible entity of Australand Wholesale Property Trust No. 5 (ARSN 108 254 771).
	Address	Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138
	Telephone	+61 2 9767 2182
	Fax	+61 2 9767 2900
	Attention	Company Secretary
In favour of	Each Eligible APG Security Holder and each Eligible AWPT5 Unitholder	
Recitals	A	On 27 July 2005, AHL, APL in its capacity as responsible entity of Australand Property Trust (ARSN 108 254 771) and AWIL in its capacity as responsible entity of Australand Wholesale Property Trust No. 4 (ARSN 108 254 413) and Australand Wholesale Property Trust No. 5 (ARSN 108 254 771), entered into an Implementation Deed relating to a proposal to create a New Stapled Security comprising an AHL Share, APT Unit, AWPT4 Unit (if the AWPT4 Merger Proposal is implemented) and AWPT5 Unit (if the AWPT5 Merger Proposal is implemented) which will be jointly quoted on ASX and SGX.
	B	In the Implementation Deed, AWIL agreed to take certain steps to implement the Merger Proposal.
	C	AWIL makes this deed poll to covenant in favour of Eligible APG Security Holders and Eligible AWPT5 Unitholders to perform its obligations under the Implementation Deed and the Share Scheme.
Governing law	New South Wales	
Date of deed poll	See Signing page	

GENERAL TERMS

1 Conditions precedent and termination

1.1 Conditions precedent

AWIL's obligations under clause 2 of this deed poll are subject to the performance, satisfaction or waiver of the AWPT5 Preliminary Events.

1.2 Termination

AWIL's obligations under this deed poll terminate:

a) if the AWPT5 Preliminary Events are not performed or satisfied on or before the Second Court Date;

b) automatically on the termination of the Implementation Deed; or

c) automatically on termination of the AWPT5 Acquisition Proposal under clause 7.5 of the Implementation Deed.

1.3 Consequences of termination

If this deed poll terminates under clause 1.2, AWIL is discharged from further performance of its obligations under this deed poll. This discharge does not apply:

a) to any obligations which this deed poll provides expressly survive termination; and

b) any liability for a breach of this deed poll occurring before termination.

2 Merger obligations

Subject to the terms of the Implementation Deed, AWIL undertakes to perform all of its obligations under clause 4.1 of the Implementation Deed.

3 Warranties

AWIL represents and warrants that:

a) it is a corporation validly existing under the laws of its place of incorporation;

b) it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

c) it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll; and

d) this deed poll is valid and binding upon it.

4 Continuing obligations

This deed poll is irrevocable and, subject to clause 1, remains in full force and effect until:

a) AWIL has fully performed its obligations under this deed poll; or

b) the earlier termination of this deed poll under clause 1.

5 Limitation of liability for AWIL

a) AWIL enters into this deed poll only in its capacity as responsible entity for AWPT5 as provided in this deed and in no other capacity. Subject to paragraph (c) below, a liability arising under or in connection with this deed poll is limited and can be enforced against AWIL only to the extent to which it can be satisfied out of property of AWPT5 and for which AWIL is actually indemnified for the liability. This limitation of AWIL's liability applies despite any other provisions of this deed poll and extends to all liabilities and obligations of AWIL in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this deed poll, any other document in connection with it, or AWPT5.

b) No APG Security Holder or AWPT5 Unitholder may sue AWIL in any capacity other than as trustee for AWPT5, including seeking the appointment of a receiver, a liquidator, an administrator or similar person to AWIL or prove in any liquidation, administration or arrangement of or affecting AWIL (except in relation to property of AWPT5).

c) The limitation of liability provisions shall not apply to any obligation or liability of AWIL to the extent that it is not satisfied because, under this deed poll or any other document in connection with it, or by operation of law, there is a reduction in the extent of AWIL's indemnification out of the assets of AWPT5, as a result of AWIL's fraud, negligence or breach of trust.

d) It is also acknowledged that a breach of an obligation imposed on, or a representation or warranty given by, AWIL under or in connection with this deed poll or any other document in connection with it will not be considered a breach of trust by AWIL unless AWIL has acted with negligence, or without good faith, in relation to the breach.

6 General

6.1 Nature of deed poll

AWIL acknowledges that any Eligible APG Security Holder or Eligible AWPT5 Unitholder may rely on and enforce this deed poll in accordance with its terms even though they are not party to it.

6.2 Prohibition and enforceability

a) Any provision of, or the application of any provision of, this deed poll or any right, power, authority, discretion or remedy which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

b) Any provision of, or the application of any provision of, this deed poll which is void, illegal or unenforceable in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

6.3 Cumulative rights

The rights, power, authorities, discretions and remedies under this deed poll are cumulative and do not exclude any other right, power, authority, discretion or remedy of the party or those for whose benefit this deed poll is made.

6.4 Waiver

a) A provision or a right under this deed poll may not be waived except in writing signed by the person granting the waiver.

b) A failure or delay in exercise, or partial exercise, of:

(i) a right arising from a breach of this deed poll or the occurrence of a default; or

(ii) a right, power, authority, discretion or remedy created or arising upon default under this deed poll or upon the occurrence of a default, does not result in a waiver of that right, power, authority, discretion or remedy.

c) A person is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this deed poll, or on the occurrence of a default, as constituting a waiver of that right, power, authority, discretion or remedy.

d) A person may not rely on any conduct of another person as a defence to exercise of a right, power, authority, discretion or remedy by that other person.

e) This clause may not itself be waived except by writing.

6.5 Variation

A provision of this deed poll may not be varied unless the variation is agreed to by AHL, APL and AWIL in writing and the Court indicates that the amendment would not of itself preclude approval of the Share Scheme or preclude judicial advice to the effect that APL or AWIL is justified in proceeding with the steps required to implement the Merger Proposal. AWIL will enter into a further deed poll in favour of the Eligible APG Security Holders and Eligible AWPT5 Unitholders giving effect to such amendment.

6.6 Governing law

This deed poll is governed by the laws of New South Wales. AWIL irrevocably submits to the non-exclusive jurisdiction of the Courts of New South Wales.

6.7 Assignment

The rights and obligations of a person under this deed poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do so.

6.8 Further action

AWIL will promptly execute all documents and do all things necessary to give effect to this deed poll.

7 Definitions

In this deed poll, unless the context otherwise requires, words and phrases have the same meaning (if any) given to them in the Implementation Deed.

Eligible APG Security Holder means a person registered as a holder of APG Stapled Securities on the APG Register on the Stapling Record Date.

Eligible AWPT5 Unitholder means a person registered as a holder of AWPT5 Units on the AWPT5 Register on the Stapling Record Date.

Implementation Deed means the Implementation Deed, dated 27 July 2005 between AHL, APL and AWIL.

EXECUTED AS A DEED

APPENDIX E

Notices of Meeting

Appendix E – Notices of Meeting

NOTICE OF COURT ORDERED SHARE SCHEME MEETING

Notice is given that in accordance with an order of the Supreme Court of New South Wales ("Court") made on 18 August 2005 pursuant to section 411(1) of the Corporations Act 2001 (Cwlth) a meeting of Australand Holdings Limited (ABN 12 008 443 696) ("Australand") ordinary shareholders ("Ordinary Shareholders") will be held at:

LOCATION:	Treasury Room, InterContinental Sydney 117 Macquarie Street Sydney NSW 2000
DATE:	THURSDAY 27 SEPTEMBER 2005
TIME:	10.00AM (Sydney time)

BUSINESS

The business of the meeting will consist of the following:

Resolution: Share Scheme of Arrangement

To consider and, if though fit, to pass a resolution in the following terms:

"That, pursuant to section 411 of the Corporations Act 2001 (Cwlth), the scheme of arrangement proposed to be made between Australand Holdings Limited and each of the holders of its ordinary shares to effect, amongst other things, the application of the proceeds of a special dividend towards part payment of the application price for units in either or both of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5 as more particularly set out in the Explanatory Memorandum accompanying the Notice of Meeting convening this meeting is approved (with or without modification as approved by the Supreme Court of New South Wales)."

NOTES

Explanatory Memorandum

This Notice of Meeting should be read in conjunction with the Explanatory Memorandum which accompanies the Notice. The Explanatory Memorandum contains an explanation of the resolution and further information about the Share Scheme to enable you to make an informed decision as to how to vote on the resolution.

Unless otherwise defined in this Notice of Meeting, terms used in this notice of meeting have the same meaning as set out in the Glossary in the Explanatory Memorandum.

Required Majorities

The vote on the Share Scheme Meeting resolution will be conducted by way of a poll. On a poll, you have one vote for each Ordinary Share you hold.

For the resolution to be effective, the resolution must be passed by a majority in number of holders of Ordinary Shares present and voting (either in person or by proxy) and at least 75% of the votes cast on the resolution.

Chairman

The Court has appointed William J. Beerworth or failing him, Brendan P. Crotty to act as Chairman of the Share Scheme Meeting and has directed the Chairman to report the result of the Share Scheme Meeting to the Court.

Australand Shareholders who are entitled to vote

Australand has determined that all registered holders of Australand Shares as at 7.00pm (Sydney time) on 25 September 2005 are eligible to vote. This means that if you are not the registered holder of an Australand Share at that time you will not be entitled to attend and vote at the Share Scheme Meeting.

Voting of Jointly Held Securities

If your Australand Shares are jointly held, only one of the joint holders is entitled to vote at the Share Scheme Meeting. If more than one Australand Shareholder votes in respect of a jointly held Australand Share, only the vote of the Australand Shareholder whose name appears first in the register of members of Australand will be counted. You need not exercise all of your votes in the same way, nor need you cast all of your votes.

Individuals

If you plan to attend the Share Scheme Meeting, we ask that you arrive at the venue at least 30 minutes prior to the time designated for the Share Scheme Meeting so that we may check the number of your Australand Shares and note your attendance.

Voting by Corporations

In order to vote at the Share Scheme Meeting (other than by proxy), a corporation that is a holder of Australand Shares must appoint a person to act as its representative. The appointment must comply with the Corporations Act. A letter of representation must be either

lodged at the Registrar, Computershare Investor Services Pty Limited, prior to the commencement of the Share Scheme Meeting or the representative must bring to the Share Scheme Meeting evidence of his or her appointment including any authority under which it is signed.

Voting by Proxy

1. An Australand Shareholder entitled to attend and vote at the Share Scheme Meeting may appoint not more than two proxies.
2. An Australand Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where no proportion or number is specified each proxy may exercise half of the votes.
3. A proxy need not be a holder of Australand Shares.
4. A form of proxy is enclosed with this Notice of Meeting. The instructions on the proxy form tell you what you need to do.
5. The proxy form, together with any authority under which the proxy form is executed or a notarially certified copy of that authority, must be received no later than 10.00am (Sydney time) on 25 September 2005

All correspondence to:

Computershare Investor Services Pty Limited
GPO Box 7045 Sydney NSW 1115, Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8234 5050 www.computershare.com

or sent to Australand's registered office by post, delivery or facsimile.

By Order of the Board

P Mackey
Company Secretary
18 August 2005

Notice of Australand General Meeting

AUSTRALAND HOLDINGS LIMITED

ABN 12 008 443 696

Notice is hereby given that a general meeting of Australand Holdings Limited will be held as follows:

LOCATION: The Treasury Room
InterContinental Sydney
117 Macquarie Street, Sydney

DATE: THURSDAY 27 SEPTEMBER 2005

TIME: 10.00AM (Sydney time)

This notice is issued by Australand Holdings Limited ("Australand").

AGENDA

The business of the meeting will consist of the following:

Resolution 1: Approval of Replacement Australand Constitution

To consider and, if thought fit, to pass a special resolution of Australand in the following terms:

"That the document submitted to the meeting and initialled by the Chairman of the meeting for the purposes of identification is adopted as the constitution of Australand Holdings Limited ("Australand") in substitution for the present constitution of Australand (which is repealed), with effect on and from the time (if any) at which an order of the Supreme Court of New South Wales ("Court") is made approving the proposed scheme of arrangement between Australand and each holder of its ordinary shares to be considered at a meeting of ordinary shareholders of Australand on or about 27 September 2005."

Resolution 2: Approval of stapling of AWPT4 and AWPT5 Units

To consider and, if thought fit, to pass a special resolution of Australand in the following terms:

"That Australand Holdings Limited ("Australand") is authorised to staple units in either or both of Australand Wholesale Property Trust No.4 and Australand Wholesale Property Trust No.5 and units in Australand Property Trust to ordinary shares in Australand, with effect on and from the date (if any) of the implementation of the proposed scheme of arrangement between Australand and each holder of its ordinary shares to be considered at a meeting of ordinary shareholders of Australand on or about 27 September 2005."

Resolution 3: Approval of Stapling Deed

To consider and, if thought fit, to pass an ordinary resolution of Australand in the following terms:

"That Australand Holdings Limited ("Australand") and any entity it controls be authorised and approved to make the stapling deed in the form of the copy produced to the meeting and initialled by the Chairman of the meeting for the purposes of identification ("Stapling Deed") and give financial benefits under or contemplated by the Stapling Deed or pursuant to any transaction entered into in accordance with or contemplated by the Stapling Deed to any related party of Australand including, without limitation, to the responsible entities of Australand Property Trust ("APT") and, if the units in Australand Wholesale Property Trust No. 4 ("AWPT4") are stapled to shares in Australand and units in APT, AWPT4, and if the units in Australand Wholesale Property Trust No.5 ("AWPT5") are stapled to shares in Australand and units in APT, AWPT5, and any of their controlled entities, and to CapitaLand Limited and its controlled entities and to the directors of Australand receiving consequential of indirect financial benefits from holding stapled securities (comprising shares in Australand and units in Australand Property Trust and either or both of AWPT4 and AWPT5)."

NOTES

Explanatory Memorandum

This Notice of Meeting should be read in conjunction with the Explanatory Memorandum which accompanies the Notice. The Explanatory Memorandum contains an explanation of the resolutions and further information about the Merger Proposal to enable you to make an informed decision as to how to vote on the resolutions.

Unless otherwise defined in this Notice of Meeting, terms used in the notice of meeting, have the same meaning as set out in the Glossary in the Explanatory Memorandum.

Required Majorities

Resolutions 1 and 2 will be passed if at least 75% of the votes cast on the resolution are voted in favour of the resolution.

Resolution 3 will be passed if at least 50% of the votes cast on the resolution are voted in favour of the resolution.

Securityholders' entitlement to vote

Australand has determined that all registered holders of APG Stapled Securities as at 7.00pm (Sydney time) on 25 September 2005 are eligible to vote.

Exercise of votes

Voting

On a show of hands, each APG Security Holder present in person or by proxy has one vote. On a poll each APG Security Holder present in person or by proxy has one vote for each share in Australand held.

Voting of Jointly Held Securities

If your APG Stapled Securities are jointly held, only one of the joint holders is entitled to vote at the Australand General Meeting. If more than one APG Security Holder votes in respect of a jointly held APG Stapled Securities, only the vote of the APG Security Holder whose name appears first in the register of APG Stapled Securities will be counted. You need not exercise all of your votes in the same way, nor need you cast all of your votes.

Individuals

If you plan to attend the Australand General Meeting, we ask that you arrive at the venue at least 30 minutes prior to the time designated for the Australand General Meeting so that we may check the number of your APG Stapled Securities and note your attendance.

Voting by Corporations

In order to vote at the Australand General Meeting (other than by proxy), a corporation that is a holder of APG Stapled Securities must appoint a person to act as its representative. The appointment must comply with the Corporations Act. A letter of representation must be either lodged at the Registrar, Computershare Investor Services Pty Limited, prior to the commencement of the Australand General Meeting or the representative must bring to the Australand General Meeting evidence of his or her appointment including any authority under which it is signed.

Voting by Proxy

1. An APG Security Holder entitled to attend and vote at the Australand General Meeting may appoint not more than two proxies.
2. An APG Security Holder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where no proportion or number is specified each proxy may exercise half of the votes.
3. A proxy need not be a holder of APG Stapled Securities.
4. A separate form of proxy for APG Security Holder, as relevant to you, is enclosed with this Notice of Meeting. The instructions on the proxy form tell you what you need to do.
5. The proxy form, together with any authority under which the proxy form is executed or a certified copy of that authority, must be received no later than 10.00am (Sydney time) on 25 September 2005.

All correspondence to:

Computershare Investor Services Pty Limited
GPO Box 7045 Sydney NSW 1115, Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8234 5050 www.computershare.com

or sent to Australand's registered office by post, delivery or facsimile.

By Order of the Board

P Mackey
Company Secretary
18 August 2005



Voting of Jointly Held Securities

If your APG Stapled Securities or APG Options are jointly held, only one of the joint holders is entitled to vote at the APT General Meeting. If more than one APG Security Holder or Optionholder votes in respect of a jointly held APG Stapled Securities or APG Options respectively, only the vote of the APG Security Holder whose name appears first in the register of APG Stapled Securities or the vote of the Optionholder whose name first appear on the register of APG Options will be counted. You need not exercise all of your votes in the same way, nor need you cast all of your votes.

Individuals

If you plan to attend the APT General Meeting, we ask that you arrive at the venue at least 30 minutes prior to the time designated for the APT General Meting so that we may check the number of your APG Stapled Securities or APG Options and note your attendance.

Voting by Corporations

In order to vote at the APT General Meeting (other than by proxy), a corporation that is a holder of APG Stapled Securities or APG Options must appoint a person to act as its representative. The appointment must comply with the Corporations Act. A letter of representation must be either lodged at the Registrar, Computershare Investor Services Pty Limited, prior to the commencement of the APT General Meeting or the representative must bring to the APT General Meeting evidence of his or her appointment including any authority under which it is signed.

Voting by Proxy

1. An APT Member entitled to attend and vote at the APT General Meeting may appoint not more than two proxies.
2. An APT Member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where no proportion or number is specified each proxy may exercise half of the votes.
3. A proxy need not be a holder of APG Stapled Securities or APG Options.
4. A separate form of proxy is enclosed with this notice of meeting. The instructions on the proxy form tell you what you need to do.
5. The proxy form, together with any authority under which the proxy form is executed or a certified copy of that authority, must be received no later than 10.00am (Sydney time) on 25 September 2005 at:

All correspondence to:

Computershare Investor Services Pty Limited
GPO Box 7045 Sydney NSW 1115, Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8234 5050 www.computershare.com

or sent to APL's registered office by post, delivery or facsimile.

By Order of the Board

P Mackey
Company Secretary
18 August 2005

Notice of APT General Meeting

AUSTRALAND PROPERTY TRUST

ARSN 106 680 424

Notice is hereby given that a general meeting of Australand Property Trust will be held as follows:

LOCATION: The Treasury Room
InterContinental Sydney
117 Macquarie Street, Sydney

DATE: THURSDAY 27 SEPTEMBER 2005

TIME: 10.00AM (Sydney time)

This notice is issued by Australand Property Limited (ABN 90 105 462 137) ("APL") as the responsible entity of Australand Property Trust ("APT").

AGENDA

The business of the meeting will consist of the following:

Resolution 1: Approval of amendments to APT Constitution

To consider and, if thought fit, to pass a special resolution of APT in the following terms:

"That, subject to and with effect from the time (if any) at which an order of the Supreme Court of New South Wales is made approving the proposed scheme of arrangement between Australand Holdings Limited ("Australand") and each holder of its ordinary shares to be considered at a meeting of ordinary shareholders of Australand on or about 27 September 2005, the constitution of Australand Property Trust is amended in accordance with the provisions of the supplemental deed poll in the form tabled at the meeting and initialled by the Chairman of the meeting for the purposes of identification and the responsible entity of Australand Property Trust is authorised to execute and lodge with the Australian Securities and Investments Commission a supplemental deed poll to give effect to these amendments to the constitution of Australand Property Trust."

Resolution 2: Approval of Merger Proposal by APT

To consider and, if thought fit, to pass a special resolution of APT in the following terms:

"That, subject to the passing of resolution 1 in the Notice of Meeting convening this meeting, the proposal described in the Explanatory Memorandum accompanying the Notice of Meeting convening this meeting as the "Merger Proposal", under which shares in Australand Holdings Limited and units in Australand Property Trust will be stapled to units in either or both of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5 (and which includes transactions under which a capital distribution from Australand Property Trust will be applied on behalf of unitholders to acquire units in either or both of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5), on the terms and subject to the conditions of the Merger Proposal, is approved for all purposes."

NOTES

Explanatory Memorandum

This notice of meeting should be read in conjunction with the Explanatory Memorandum which accompanies the notice. The Explanatory Memorandum contains an explanation of the resolutions and further information about the Merger Proposal to enable you to make an informed decision as to how to vote on the resolutions.

Unless otherwise defined in this notice of meeting, terms used in the notice of meeting, have the same meaning as set out in the Glossary in the Explanatory Memorandum.

Required Majorities

Resolutions 1 and 2 will be passed if at least 75% of the votes cast on the resolution are voted in favour of the resolution.

Securityholders' entitlement to vote

APL has determined that all registered holders of APG Stapled Securities as at 7.00pm (Sydney time) on 25 September 2005 are eligible to vote.

Optionholders' entitlement to vote

Optionholders are entitled to vote on resolutions 1 and 2. APL has determined that all registered Optionholders as at 7.00pm (Sydney time) on 25 September 2005 are eligible to vote on the resolutions.

Exercise of votes

Voting

On a show of hands, each APG Security Holder and Optionholder present in person or by proxy has one vote. On a poll each APG Security Holder and Optionholder has one vote for each whole $1.00 of unit or option value held in APT.

Voting of Jointly Held Securities

If your APG Stapled Securities or APG Options are jointly held, only one of the joint holders is entitled to vote at the APT General Meeting. If more than one APG Security Holder or Optionholder votes in respect of a jointly held APG Stapled Securities or APG Options respectively, only the vote of the APG Security Holder whose name appears first in the register of APG Stapled Securities or the vote of the Optionholder whose name first appear on the register of APG Options will be counted. You need not exercise all of your votes in the same way, nor need you cast all of your votes.

Individuals

If you plan to attend the APT General Meeting, we ask that you arrive at the venue at least 30 minutes prior to the time designated for the APT General Meting so that we may check the number of your APG Stapled Securities or APG Options and note your attendance.

Voting by Corporations

In order to vote at the APT General Meeting (other than by proxy), a corporation that is a holder of APG Stapled Securities or APG Options must appoint a person to act as its representative. The appointment must comply with the Corporations Act. A letter of representation must be either lodged at the Registrar, Computershare Investor Services Pty Limited, prior to the commencement of the APT General Meeting or the representative must bring to the APT General Meeting evidence of his or her appointment including any authority under which it is signed.

Voting by Proxy

1. An APT Member entitled to attend and vote at the APT General Meeting may appoint not more than two proxies.
2. An APT Member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where no proportion or number is specified each proxy may exercise half of the votes.
3. A proxy need not be a holder of APG Stapled Securities or APG Options.
4. A separate form of proxy is enclosed with this notice of meeting. The instructions on the proxy form tell you what you need to do.
5. The proxy form, together with any authority under which the proxy form is executed or a certified copy of that authority, must be received no later than 10.00am (Sydney time) on 25 September 2005 at:

All correspondence to:

Computershare Investor Services Pty Limited
GPO Box 7045 Sydney NSW 1115, Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8234 5050 www.computershare.com

or sent to APL's registered office by post, delivery or facsimile.

By Order of the Board

P Mackey
Company Secretary
18 August 2005

Corporate Directory

Australand Holdings Limited

(ABN 12 008 443 96)
Level 3
1C Homebush Bay Drive
Rhodes NSW 2138

Responsible entity of Australand Property Trust

Australand Property Limited
(ABN 90 105 462 137) (AFS Licence No. 231130)
Level 3
1C Homebush Bay Drive
Rhodes NSW 2138

Responsible entity of Australand Wholesale Property Trust No 4 and Australand Wholesale Property Trust No 5

Australand Wholesale Investments Limited
(ABN 12 086 673 092) (AFS Licence No. 228837)
Level 3
1C Homebush Bay Drive
Rhodes NSW 2138

Registrar

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 7045
Sydney NSW 1115
Facsimile: (02) 8234 5050

Solicitors to Australand Property Group

Mallesons Stephen Jaques
Level 60, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Auditors to Australand Property Group

PricewaterhouseCoopers
201 Sussex Street
Sydney NSW 2000

Taxation Adviser to Australand Property Group

Greenwoods and Freehills Pty Limited
Level 35, MLC Centre
Martin Place
Sydney NSW 2000

Australand Property Group

Registered Office
Level 3, 1C Homebush Bay Drive,
Rhodes, NSW 2138, Australia.

Telephone: +61 2 9767 2000
Facsimile: +61 2 9767 2900

www.australand.com.au


AUSTRALAND


Raffles
HOLDINGS
A Member of CapitaLand



RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Members of Raffles Holdings Limited (the "**Company**") will be held at Stamford Ballroom, Level 4, Raffles City Convention Centre, 2 Stamford Road, Singapore 178882 on 8 September 2005 at 2.30 p.m. for the purpose of considering and, if thought fit, passing, with or without amendment, the following resolution which will be proposed as an Ordinary Resolution:

ORDINARY RESOLUTION

Approval of the Proposed Transaction with Colony Capital

That:

(a) the entry by the Company into the conditional share purchase agreement (the "**SPA**") with Colony HR Acquisitions, LLC ("**Colony Capital**") dated 18 July 2005 pursuant to and in connection with the Proposed Transaction (as defined in the circular dated 19 August 2005 (the "**Circular**")) be approved, confirmed and ratified, and adopted as the act and deed of the Company;

(b) the sale of the Hotel Business (as defined in the Circular) and the assignment of the Vendor Loans (as defined in the Circular) to Colony Capital in connection with and pursuant to the Proposed Transaction, and all other transactions contemplated by the SPA be and are hereby approved, in each case on the terms and conditions of the SPA; and

(c) the Directors and each of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required under or pursuant to the SPA) in connection with the Proposed Transaction as they or he may consider necessary, desirable or expedient to give effect to this Resolution as they or he may deem fit.

BY ORDER OF THE BOARD

Emily Chin
Company Secretary

Singapore
19 August 2005

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead
2. A member of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.
3. A proxy need not be a member of the Company.
4. The instrument appointing a proxy must be deposited at the registered office of the Company at No. 2 Stamford Road, #06-01 Raffles City Convention Centre, Singapore 178882 not less than 48 hours before the time set for holding the Extraordinary General Meeting.



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore: -

Name	:	CapitaLand China Development Fund Pte. Ltd.	CapitaLand China Development Fund Management Pte. Ltd.
Principal Activity	:	Investment Holding	Provision of management advisory services
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each and US$4,000 divided into 400,000 redeemable preference shares of US$0.01 each	S$500,000 divided into 500,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$2 comprising 2 ordinary shares of S$1 each	S$1 comprising 1 ordinary share of S$1

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
31 August 2005



For immediate release
26 August 2005

NEWS RELEASE

OKS Capital joins CapitaLand as strategic partner for Tanjong Rhu site

135-unit condominium called RiverEdge to be launched next quarter

Singapore, 26 August 2005 – CapitaLand has signed an agreement to sell half of its 90% stake in Riveredge Development Pte Ltd (formerly known as Ghim Li Property Pte Ltd) to OKS Capital Pte Ltd, a Singapore vehicle backed by Middle Eastern investment interests. The agreement for the sale of 450,000 ordinary shares of S$1 each is expected to be completed by September 2005. Upon completion, the stakes held by CapitaLand, OKS Capital and Ghim Li Holdings will be 45%, 45% and 10% respectively. CapitaLand will be the lead project manager for the development.

OKS Capital will pay a cash consideration of S$450,000 and extend a shareholder's loan of approximately S$8.6 million to Riveredge Development, a single asset company that owns the 6,519-square-metre site in Tanjong Rhu. This takes into consideration the proportionate shareholding and the net tangible asset of Riveredge Development, which comprises primarily the underlying site valued at S$51.9 million, and external financing. The above consideration was arrived on a willing buyer willing seller basis. CapitaLand had acquired a 90% equity stake in Riveredge Development in March this year. Riveredge Development, a company incorporated in Singapore, has a current issued/paid capital of S$1 million, divided into one million ordinary shares of S$1 each.

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "We are pleased to have OKS Capital on board as a strategic investor for the Tanjong Rhu residential project. This is in line with CapitaLand's strategy to forge alliances with financially strong partners who share our confidence in the Singapore residential market and a commitment to building quality homes. For the Tanjong Rhu site, we are developing a

beautiful riverfront condominium called RiverEdge, which we will launch next quarter. We expect strong buyer interest, as the project is conveniently located near MRT connections and good schools, and accessible to future integrated resort developments at Marina Bayfront."

Mr Gerardo Quercioli, Director of OKS Capital, said: "We look forward to working with CapitaLand and Ghim Li Holdings on the RiverEdge residential project. CapitaLand is a highly successful developer with a proven track record in building and marketing homes that are strong in design and quality. This is the first step towards building a longer-term working relationship with CapitaLand. In addition, we hold a positive outlook of the Singapore residential market."

Designed by the award-winning W Architects, RiverEdge will be an elegant riverfront condominium. The 99-year leasehold condominium is located at Kampong Kayu Road in Tanjong Rhu, one of the most popular residential neighbourhoods in the eastern part of Singapore. RiverEdge has a total of 135 units, with a good mix of two- to four-bedroom apartments. The majority of these units will have scenic views of the Kallang Basin. Residents will enjoy a range of recreational facilities which will be located both at the sky terrace deck, as well as at the beautifully landscaped gardens.

Conveniently located, RiverEdge is a short walk from the proposed Circle Line MRT station at Stadium Boulevard/Old Airport Road, a five-minute drive to the Central Business District. It is also accessible to the future Marina Bayfront developments which will be a bustling hub with offices, cafes and restaurants, lush green parks and more. Residents will also enjoy the nearby recreational facilities, water-sports and amenities in the East Coast area. Schools in the vicinity include Dunman High School and Chung Cheng High School.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans over 90 cities in 28 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Please visit www.capitaland.com for more details.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **26 August 2005**

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg